                                                    REGISTRATION NO. 333-207015
                                                     REGISTRATION NO. 811-04335
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-6
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933      [X]
                       PRE-EFFECTIVE AMENDMENT NO. 2     [X]
                       POST-EFFECTIVE AMENDMENT NO.      [_]
                                   AND/OR
                           REGISTRATION STATEMENT
                                   UNDER
                     THE INVESTMENT COMPANY ACT OF 1940  [X]
                             AMENDMENT NO. 125           [X]
                       (CHECK APPROPRIATE BOX OR BOXES)

                               -----------------

                              SEPARATE ACCOUNT FP
                                      OF
                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

                               -----------------

                                  SHANE DALY
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):
    [_]Immediately upon filing pursuant to paragraph (b) of Rule 485.
    [_]On (date) pursuant to paragraph (b) of Rule 485.
    [_]60 days after filing pursuant to paragraph (a)(1) of Rule 485.
    [_]On (        ) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [_]This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered

   Units of interest in Separate Account FP.

================================================================================

IncentiveLife Optimizer(R) III

An individual flexible premium variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable's Separate Account FP.


PROSPECTUS DATED DECEMBER 31, 2015



PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING, OR TAKING ANY OTHER ACTION UNDER A POLICY. ALSO, YOU SHOULD READ THE PROSPECTUSES FOR EACH TRUST, WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.


--------------------------------------------------------------------------------

This prospectus describes the IncentiveLife Optimizer(R) III policy, but is not itself a policy. This prospectus is a disclosure document and describes all of the policy's material features, benefits, rights and obligations, as well as other information. The description of the policy's material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the policy are changed after the date of this prospectus in accordance with the policy, those changes will be described in a supplement to this prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. Certain optional features and benefits described in the prospectus may not be available at the time you purchase the policy. We reserve the right to restrict availability of any optional feature or benefit. In addition, not all optional features and benefits may be available in combination with other optional features and benefits. To make this prospectus easier to read, we sometimes use different words than the policy. AXA Equitable or your financial professional can provide any further explanation about your policy.


For information about income, estate and gift taxes in connection with life insurance policies as well as possible estate and gift tax consequences associated with the death benefits, please see the Tax information section later in this prospectus, including the information under "Estate, gift, and generation-skipping taxes".


WHAT IS INCENTIVELIFE OPTIMIZER(R) III?

IncentiveLife Optimizer(R) III provides life insurance coverage, plus the opportunity for you to earn a return in (i) our guaranteed interest option,
(ii) an investment option we refer to as the Market Stabilizer Option(R), which is described in the separate Market Stabilizer Option(R) prospectus and/or
(iii) one or more of the following variable investment options:

VARIABLE INVESTMENT OPTIONS
--------------------------------------------------------------------------------
.. All Asset Aggressive-Alt 25
.. All Asset Growth-Alt 20
.. All Asset Moderate Growth-Alt 15
.. American Century VP Mid Cap Value
.. American Funds Insurance Series(R) Global Small Capitalization Fund/SM/
.. American Funds Insurance Series(R) New World Fund(R)
.. AXA Balanced Strategy/(1)/
.. AXA Conservative Growth Strategy/(1)/
.. AXA Conservative Strategy/(1)/
.. AXA 400 Managed Volatility
.. AXA 500 Managed Volatility
.. AXA 2000 Managed Volatility
.. AXA Global Equity Managed Volatility
.. AXA Growth Strategy/(1)/
.. AXA International Core Managed Volatility
.. AXA International Managed Volatility
.. AXA International Value Managed Volatility
.. AXA Large Cap Core Managed Volatility
.. AXA Large Cap Growth Managed Volatility
.. AXA Large Cap Value Managed Volatility
.. AXA Mid Cap Value Managed Volatility
.. AXA Moderate Growth Strategy/(1)/
.. Charter/SM/ Multi-Sector Bond
.. Charter/SM/ Small Cap Growth
.. Charter/SM/ Small Cap Value
.. AXA/AB Small Cap Growth
.. AXA/Loomis Sayles Growth
.. EQ/BlackRock Basic Value Equity
.. EQ/Boston Advisors Equity Income
.. EQ/Calvert Socially Responsible
.. EQ/Capital Guardian Research
.. EQ/Common Stock Index
.. EQ/Core Bond Index
.. EQ/Equity 500 Index
.. EQ/GAMCO Mergers and Acquisitions
.. EQ/GAMCO Small Company Value
.. EQ/Global Bond PLUS
.. EQ/Intermediate Government Bond
.. EQ/International Equity Index
.. EQ/Invesco Comstock
.. EQ/JPMorgan Value Opportunities
.. EQ/Large Cap Growth Index
.. EQ/Large Cap Value Index
.. EQ/MFS International Growth
.. EQ/Mid Cap Index
VARIABLE INVESTMENT OPTIONS
--------------------------------------------------------------------------------
.. EQ/Money Market
.. EQ/Morgan Stanley Mid Cap Growth
.. EQ/PIMCO Ultra Short Bond
.. EQ/Quality Bond PLUS
.. EQ/Small Company Index
.. EQ/T. Rowe Price Growth Stock
.. EQ/UBS Growth and Income
.. EQ/Wells Fargo Omega Growth
.. Fidelity(R) VIP Contrafund(R)
.. Fidelity(R) VIP Growth & Income
.. Fidelity(R) VIP Mid Cap
.. Franklin Mutual Shares VIP
.. Franklin Rising Dividends VIP
.. Franklin Small Cap Value VIP
.. Franklin Strategic Income VIP
.. Goldman Sachs VIT Mid Cap Value
.. Invesco V.I. Global Real Estate
.. Invesco V.I. International Growth
.. Invesco V.I. Mid Cap Core Equity
.. Invesco V.I. Small Cap Equity
.. Ivy Funds VIP Energy
.. Ivy Funds VIP High Income
.. Ivy Funds VIP Mid Cap Growth
.. Ivy Funds VIP Science and Technology
.. Ivy Funds VIP Small Cap Growth
.. Lazard Retirement Emerging Markets Equity
.. MFS(R) International Value
.. MFS(R) Investors Trust
.. MFS(R) Massachusetts Investors Growth Stock
.. Multimanager Aggressive Equity
.. Multimanager Core Bond
.. Multimanager Mid Cap Growth
.. Multimanager Mid Cap Value
.. Multimanager Technology
.. PIMCO CommodityRealReturn(R) Strategy
.. PIMCO Real Return
.. PIMCO Total Return
.. Target 2025 Allocation
.. Target 2035 Allocation
.. Target 2045 Allocation
.. Target 2055 Allocation
.. T.Rowe Price Equity Income II
.. Templeton Developing Markets VIP
.. Templeton Global Bond VIP
.. Templeton Growth VIP
.. Van Eck VIP Global Hard Assets
--------------------------------------------------------------------------------
(1)Also referred to as an "AXA Strategic Allocation investment option" in this prospectus.



--------------------------------------------------------------------------------

ONE OF THE INVESTMENT OPTIONS AVAILABLE TO YOU UNDER YOUR INCENTIVELIFE OPTIMIZER(R) III POLICY IS THE MARKET STABILIZER OPTION(R) ("MSO"). IF YOU ARE INTERESTED IN ALLOCATING AMOUNTS TO THE MSO, PLEASE REFER TO THE SUPPLEMENT ACCOMPANYING THIS PROSPECTUS AND THE SEPARATE MSO PROSPECTUS, WHICH CONTAIN ADDITIONAL INFORMATION RELATING TO THE MSO. IF YOU DID NOT RECEIVE AN MSO PROSPECTUS AND WISH TO OBTAIN ONE, PLEASE CALL US AT 1-800-777-6510 (FOR U.S. RESIDENTS) OR 1-704-341-7000 (OUTSIDE OF THE U.S.).

--------------------------------------------------------------------------------




THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.


                                                                #97605/AA & ADL

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of one of the trusts (the "Trusts"), which are mutual funds. Please see "About the Portfolios of the Trusts" for more detailed information about the Portfolios and the Trusts. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free. If you are the policy's owner and the insured person, the death benefit will generally be includible in your estate for purposes of federal estate tax.

OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to meet your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for at least a certain number of policy years, regardless of investment performance,
(3) borrow or withdraw amounts you have accumulated, (4) choose between two life insurance death benefit options, (5) increase or decrease the amount of insurance coverage, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by "riders" to your policy.

OTHER AXA EQUITABLE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy or feature is offered through your financial professional. Replacing existing insurance with IncentiveLife Optimizer(R) III or another policy may not be to your advantage. You can contact us to find out more about any other AXA Equitable insurance policy.

Contents of this Prospectus

--------------------------------------------------------------------------------

Definitions of Key Terms                                                      5

--------------------------------------------------------------------------------
1. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY                    7
--------------------------------------------------------------------------------
Tables of policy charges                                                      7
How we allocate charges among your investment options                        10
Changes in charges                                                           10

--------------------------------------------------------------------------------
2. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS                 11
--------------------------------------------------------------------------------
How you can pay for and contribute to your policy                            11
The minimum amount of premiums you must pay                                  11
You can guarantee that your policy will not terminate before a certain date  12
You can receive an accelerated death benefit under the Long-Term Care
  Services/SM/ Rider                                                         12
Investment options within your policy                                        13
About your life insurance benefit                                            13
Alternative higher death benefit in certain cases                            14
You can increase or decrease your insurance coverage                         15
Accessing your money                                                         16
Risks of investing in a policy                                               16
How the IncentiveLife Optimizer(R) III variable life insurance policy is
  available                                                                  17

--------------------------------------------------------------------------------
3. WHO IS AXA EQUITABLE?                                                     18
--------------------------------------------------------------------------------
How to reach us                                                              19
About our Separate Account FP                                                19
Your voting privileges                                                       20
About the Trusts                                                             20

--------------------------------------------------------------------------------
4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                        21
--------------------------------------------------------------------------------
Portfolios of the Trusts                                                     22

--------------------------------------------------------------------------------
5. DETERMINING YOUR POLICY'S VALUE                                           30
--------------------------------------------------------------------------------
Your policy account value                                                    30

-------------
"We," "our" and "us" refer to AXA Equitable. "Financial professional" means the registered representative of either AXA Advisors or an unaffiliated broker dealer which has entered into a selling agreement with AXA Distributors who is offering you this policy.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.


When we use the word "state" we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer IncentiveLife Optimizer(R) III anywhere such offers are not lawful. AXA Equitable does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by AXA Equitable.

                          CONTENTS OF THIS PROSPECTUS

--------------------------------------------------------------------------------
6. TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS                      31
--------------------------------------------------------------------------------
Transfers you can make                                                       31
How to make transfers                                                        31
Our automatic transfer service                                               31
Our asset rebalancing service                                                32

--------------------------------------------------------------------------------
7. ACCESSING YOUR MONEY                                                      33
--------------------------------------------------------------------------------
Borrowing from your policy                                                   33
Loan extension (for guideline premium test policies only)                    34
Making withdrawals from your policy                                          34
Surrendering your policy for its net cash surrender value                    35
Your option to receive a terminal illness living benefit under the Living
  Benefits Rider                                                             35

--------------------------------------------------------------------------------
8. TAX INFORMATION                                                           36
--------------------------------------------------------------------------------
Basic income tax treatment for you and your beneficiary                      36
Tax treatment of distributions to you (loans, partial withdrawals, and full
  surrender)                                                                 36
Tax treatment of Living Benefits Rider or Long-Term Care Services/SM/ Rider
  under a policy with the applicable rider                                   37
Business and employer owned policies                                         38
Requirement that we diversify investments                                    38
Estate, gift, and generation-skipping taxes                                  39
Pension and profit-sharing plans                                             39
Split-dollar and other employee benefit programs                             39
ERISA                                                                        39
3.8% Tax on Net Investment Income or "NII"                                   39
Our taxes                                                                    39
When we withhold taxes from distributions                                    40
Possibility of future tax changes and other tax information                  40

--------------------------------------------------------------------------------
9. MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS                       41
--------------------------------------------------------------------------------
Guarantee premium test for the no-lapse guarantee                            41
Other benefits you can add by rider                                          41
Customer loyalty credit                                                      46
Variations among IncentiveLife Optimizer(R) III policies                     46
Your options for receiving policy proceeds                                   46
Your right to cancel within a certain number of days                         46

--------------------------------------------------------------------------------
10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                            48
--------------------------------------------------------------------------------
Deducting policy charges                                                     48
Charges that the Trusts deduct                                               51

--------------------------------------------------------------------------------
11. MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY              52
--------------------------------------------------------------------------------
Dates and prices at which policy events occur                                52
Policy issuance                                                              53
Ways to make premium and loan payments                                       53
Assigning your policy                                                        53
You can change your policy's insured person                                  53
Requirements for surrender requests                                          54
Gender-neutral policies                                                      54
Future policy exchanges                                                      54
Broker transaction authority                                                 54

--------------------------------------------------------------------------------
12. MORE INFORMATION ABOUT OTHER MATTERS                                     55
--------------------------------------------------------------------------------
About our general account                                                    55
Transfers of your policy account value                                       55
Telephone and Internet requests                                              56
Cybersecurity                                                                57
Suicide and certain misstatements                                            57
When we pay policy proceeds                                                  57
Changes we can make                                                          57
Reports we will send you                                                     58
Distribution of the policies                                                 58
Legal proceedings                                                            60

--------------------------------------------------------------------------------
13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP AND AXA EQUITABLE            61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14.PERSONALIZED ILLUSTRATIONS                                                62
--------------------------------------------------------------------------------
Illustrations of policy benefits                                             62

--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------
  I   --   Hypothetical illustrations                                       I-1
 II   --   Calculating the alternate death benefit                         II-1
III   --   State policy availability and/or variations of certain
             features and benefits                                        III-1

--------------------------------------------------------------------------------
REQUESTING MORE INFORMATION
  Statement of Additional Information
  Table of contents
--------------------------------------------------------------------------------

                          CONTENTS OF THIS PROSPECTUS

Definitions of Key Terms


--------------------------------------------------------------------------------

ALTERNATIVE DEATH BENEFIT -- the alternate higher death benefit is based upon the life insurance qualification test that you choose. We will automatically pay an alternative death benefit if it is higher than the basic death benefit option you have selected.

AMOUNT AT RISK -- our amount at risk on any date is the difference between
(a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy.

BENEFICIARY -- the person or entity you designate to receive the death benefit payable at the death of the Insured.

BUSINESS DAY -- is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Premium payments will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your premium payment, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

CASH SURRENDER VALUE -- the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy.

COST OF INSURANCE CHARGE -- the monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000.

COST OF INSURANCE RATES -- the cost of insurance rates vary depending on a number of factors, including, but not limited to, the individual characteristics of the insured, the face amount and the policy year.

CUSTOMER LOYALTY CREDIT -- a customer loyalty credit is provided for policies that have been in force for more than 8 years. This is added to your policy account value each month.

FACE AMOUNT -- represents the amount of insurance coverage you want on the life of the insured person.

GUARANTEED INTEREST ACCOUNT -- is a fixed account that is part of our General Account.

GUARANTEE PREMIUM -- you can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premiums. We call these amounts "guarantee premiums" and they will be set forth in your policy.

INSURED -- the person on whose life we base this policy.

LONG-TERM CARE SERVICES/SM/ RIDER -- subject to restrictions, this is an optional rider that may be elected at issue that provides for the acceleration of the policy death benefit as a payment of a portion of the policy's death benefit each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services.

MARKET STABILIZER OPTION(R) ("MSO") -- the MSO is an optional rider that provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index. Please see the separate supplement accompanying this prospectus and the Market Stabilizer Option(R) prospectus for more information.

NET CASH SURRENDER VALUE -- The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is "restricted" as a result of previously distributed terminal illness living benefits, and further reduced for any monthly benefit payments under the Long-Term Care Services/SM/ Rider, and minus any surrender charge that then remains applicable. If you have transferred policy amounts to the MSO, please refer to the Market Stabilizer Option(R) prospectus for information about how we determine the net cash surrender value of that portion of your policy account value.


NET POLICY ACCOUNT VALUE -- your "net policy account value" is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option and (iii) any interest credited on loaned amounts, MINUS any interest accrued on outstanding loans and MINUS any "restricted" amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. The account value of any policy amounts transferred to the Market Stabilizer Option(R) is also included in your net policy account value, and is calculated as described in the separate Market Stabilizer Option(R) prospectus.


NO-LAPSE GUARANTEE -- a rider we offer for no extra charge that provides you with a guarantee against policy termination for a specific period of time.

OWNER -- the owner of the policy. "You" or "your" refers to the owner.

POLICY -- the policy with any attached application(s), any riders, and any endorsements.

POLICY ACCOUNT VALUE -- your "policy account value" is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than amounts included in (iii)) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options). See "Borrowing from your policy" later in this prospectus.

                           DEFINITIONS OF KEY TERMS

The account value of any policy amounts transferred to the Market Stabilizer Option(R) is also included in your policy account value, and is calculated as described in the separate Market Stabilizer Option(R) prospectus.


PREMIUM PAYMENTS -- We call the amounts you contribute to your policy "premiums" or "premium payments."

REGISTER DATE -- Your policy's "register date" will be shown in your policy and is the date from which we measure the months, years and anniversaries of your policy. Your register date is determined as described in "Policy issuance" under "More information about procedures that apply to your policy" later in this prospectus.

                           DEFINITIONS OF KEY TERMS

1. Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy.

The first table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options. ALL CHARGES ARE SHOWN ON A GUARANTEED MAXIMUM BASIS. THE CURRENT CHARGES MAY BE LOWER THAN THE GUARANTEED MAXIMUM FOR CERTAIN CHARGES./(1)/


If you allocate policy amounts to the Market Stabilizer Option(R) ("MSO"), please see the supplement accompanying this prospectus and the separate MSO prospectus for information about MSO charges.


-------------------------------------------------------------------------------------------------------------------------
 TRANSACTION FEES
-------------------------------------------------------------------------------------------------------------------------
 CHARGE                                            WHEN CHARGE IS DEDUCTED         MAXIMUM AMOUNT THAT MAY BE DEDUCTED
-------------------------------------------------------------------------------------------------------------------------
PREMIUM CHARGE                                     From each premium               6% of each premium/(2)/
SURRENDER (TURNING IN) OF YOUR POLICY DURING ITS   Upon surrender                  Initial surrender charge per $1,000
FIRST 10 YEARS OR THE FIRST 10 YEARS AFTER YOU                                     of initial base policy face amount or
HAVE REQUESTED AN INCREASE IN YOUR POLICY'S                                        per $1,000 of requested base policy
FACE AMOUNT/(3)(5)/                                                                face amount increase:/(4)/
                                                                                   Highest: $46.17
                                                                                   Lowest: $9.45
                                                                                   Representative: $17.91/(6)/
REQUEST A DECREASE IN YOUR POLICY'S FACE AMOUNT    Effective date of the decrease  A pro rata portion of the charge that
DURING ITS FIRST 10 YEARS OR THE FIRST 10 YEARS                                    would apply to a full surrender at
AFTER YOU HAVE REQUESTED AN INCREASE IN YOUR                                       the time of the decrease.
POLICY'S FACE AMOUNT/(3)/
TRANSFERS AMONG INVESTMENT OPTIONS                 Upon transfer                   $25 per transfer./(7)/
SPECIAL SERVICES CHARGES                           At the time of the transaction  Current and Maximum Charge: $90
..   Wire transfer charge/(8)/                      At the time of the transaction  Current and Maximum Charge: $35
..   Express mail charge/(8)/                       At the time of the transaction  Current and Maximum Charge: $25
..   Policy illustration charge/(9)/                At the time of the transaction  Current and Maximum Charge: $35
..   Duplicate policy charge/(9)/                   At the time of the transaction  Current and Maximum Charge: $50
..   Policy history charge/(9)(10)/                 At the time of the transaction  Current and Maximum Charge: $25
..   Charge for returned payments/(9)/
-------------------------------------------------------------------------------------------------------------------------

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.

-----------------------------------------------------------------------------------------
 PERIODIC CHARGES OTHER THAN UNDERLYING TRUST PORTFOLIO
 OPERATING EXPENSES
-----------------------------------------------------------------------------------------
 CHARGE              WHEN CHARGE IS DEDUCTED  MAXIMUM AMOUNT THAT MAY BE DEDUCTED
-----------------------------------------------------------------------------------------
ADMINISTRATIVE              Monthly           (1)Policy Year        Amount deducted
CHARGE/(3)(11)/
                                                1                   $15/(12)/
                                                2+                  $10/(12)/
                                                             plus

                                                (2)Charge per
                                                   $1,000 of the
                                                   initial base
                                                   policy face
                                                   amount and any
                                                   requested base
                                                   policy face
                                                   amount increase
                                                   that exceeds the
                                                   highest previous
                                                   face amount:

                                                  Highest: $0.34
                                                  Lowest: $0.06
                                                  Representative:
                                                  $0.11/(6)/
--------------------------------------------------------------------
COST OF INSURANCE CHARGE/(3)(11)(13)/  Monthly  Charge per $1,000
                                                of the amount for
                                                which we are at
                                                risk:/(14)/

                                                Highest: $83.34
                                                Lowest: $0.02
                                                Representative:
                                                $0.09/(15)/
--------------------------------------------------------------------

            RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY

----------------------------------------------------------------------------------------------------------------
 PERIODIC CHARGES OTHER THAN UNDERLYING TRUST PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------------------------
 CHARGE                            WHEN CHARGE IS DEDUCTED  MAXIMUM AMOUNT THAT MAY BE DEDUCTED
----------------------------------------------------------------------------------------------------------------
MORTALITY AND EXPENSE RISK CHARGE         Monthly                        Annual % of your value in our variable
                                                                         investment options and the MSO (if
                                                            Policy Year  applicable)/(16)/
                                                            -----------  --------------------------------------

                                                            1-10         1.00%
                                                            11+          0.50%
----------------------------------------------------------------------------------------------------------------


LOAN INTEREST SPREAD/(17)/  On each policy anniversary (or on  1% of loan amount.
                            loan termination, if earlier)


---------------------------------------------------------------------------------------------------------------------------
 OPTIONAL RIDER CHARGES//           WHEN CHARGE IS DEDUCTED          MAXIMUM AMOUNT THAT MAY BE DEDUCTED
---------------------------------------------------------------------------------------------------------------------------
CHILDREN'S TERM INSURANCE           Monthly (while the rider is in   Charge per $1,000 of rider benefit amount:
                                    effect)

                                                                     $0.50
---------------------------------------------------------------------------------------------------------------------------
DISABILITY DEDUCTION WAIVER/(3)/    Monthly (while the rider is in   Percentage of all other monthly charges:
                                    effect)

                                                                     Highest: 132%
                                                                     Lowest: 7%
                                                                     Representative: 12%/(15)/
---------------------------------------------------------------------------------------------------------------------------
DISABILITY WAIVER OF PREMIUM OR     Monthly (while the rider is in   Charge per $1,000 of benefit for which such rider
MONTHLY DEDUCTIONS/(3)/             effect)                          is purchased:/(18)/
(Initial base policy face
amount/(19)/)                                                        Highest: $0.60
                                                                     Lowest: $0.01
                                                                     Representative: $0.06/(15)/
---------------------------------------------------------------------------------------------------------------------------
DISABILITY WAIVER OF PREMIUM OR     Monthly (while the rider is in   Charge per $1,000 of benefit for which such rider
MONTHLY DEDUCTIONS/(3)/             effect)                          is purchased:/(18)/
(Children's Term Insurance)
                                                                     Highest: $0.03
                                                                     Lowest: $0.01
                                                                     Representative: $0.01/(15)/
---------------------------------------------------------------------------------------------------------------------------
DISABILITY WAIVER OF PREMIUM OR     Monthly (while the rider is in   Charge per $1,000 of benefit for which such rider
MONTHLY DEDUCTIONS/(3)/             effect)                          is purchased:/(18)/
(Long-Term Care Services/SM /Rider)
                                                                     Highest: $0.02
                                                                     Lowest: $0.0009
                                                                     Representative: $0.003/(15)/
---------------------------------------------------------------------------------------------------------------------------
DISABILITY WAIVER OF PREMIUM OR     Monthly (while the rider is in   Charge per $1,000 of benefit for which such rider
MONTHLY DEDUCTIONS/(3)/             effect)                          is purchased:/(18)/
(Option To Purchase Additional
Insurance)                                                           Highest: $0.07
                                                                     Lowest: $0.02
                                                                     Representative: $0.03/(15)/
---------------------------------------------------------------------------------------------------------------------------
LONG-TERM CARE SERVICES/SM/         Monthly                          Charge per $1,000 of the amount for which we are at
RIDER/(3)(11)/                                                       risk:/(20)/
                                                                     With the optional Nonforfeiture Benefit:
                                                                        Highest: $2.94
                                                                        Lowest: $0.25
                                                                        Representative: $0.53/(21)/
                                                                     Without the optional Nonforfeiture Benefit:
                                                                        Highest: $2.67
                                                                        Lowest: $0.22
                                                                        Representative: $0.49/(21)/
---------------------------------------------------------------------------------------------------------------------------
OPTION TO PURCHASE ADDITIONAL       Monthly (while the rider is in   Charge per $1,000 of rider benefit amount:
INSURANCE/(3)/                      effect)
                                                                     Highest: $0.17
                                                                     Lowest: $0.04
                                                                     Representative: $0.16/(21)/
---------------------------------------------------------------------------------------------------------------------------
LIQUIDITY RIDER                     Monthly (while the rider is in   Charge per $1,000 of the initial base policy face
                                    effect)                          amount:
                                                                     $0.04
---------------------------------------------------------------------------------------------------------------------------
ADDING LIVING BENEFITS RIDER        At the time of the transaction   $100 (if elected after policy issue)
---------------------------------------------------------------------------------------------------------------------------
EXERCISING LIVING BENEFITS RIDER    At the time of the transaction   $250
---------------------------------------------------------------------------------------------------------------------------

-------------
+  There is no additional charge for the Charitable Legacy Rider.

            RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY

(1)For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the policy charges, based on various assumptions (except for the loan interest spread, where we use current rates in all cases).
(2)Currently, we reduce this charge to 4% after an amount equal to two sales load "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's specific characteristics, and death benefit option, as well as the policy's face amount, among other factors. A similar charge applies to premiums attributed to requested face amount increases that are above your highest previous face amount. If your policy includes the Liquidity Rider, a portion of the premium charge will be refunded upon surrender within the first two policy years (see "Liquidity Rider" in "More information about policy features and benefits" later in this prospectus).
(3)This charge varies based on individual characteristics of the insured, and for the Long-Term Care Services/SM/ Rider on the benefit percentage you choose and may not be representative of the charge that you will pay. In particular, the initial amount of the surrender charge depends on each insured's specific characteristics. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics. See "Deducting policy charges" under "More information about certain policy charges."
(4)If your policy includes the Liquidity Rider, the surrender charges are waived for a full surrender (see "Liquidity Rider" in "More information about policy features and benefits" later in this prospectus).
(5)The surrender charge attributable to each increase in your policy's face amount is in addition to any remaining surrender charge attributable to the policy's initial face amount.
(6)This representative amount is the rate we guarantee for a representative insured male age 35 at issue or at the time of a requested face amount increase, in the preferred elite non-tobacco user risk class.
(7)No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.
(8)Unless you specify otherwise, this charge will be deducted from the amount you request.
(9)The charge for this service must be paid using funds outside of your policy. Please see "Deducting policy charges" under "More Information about certain policy charges" for more information.
(10)The charge for this service may be less depending on the policy history you request. Please see "Deducting policy charges" under "More Information about certain policy charges" for more information.
(11)Not applicable after the insured person reaches age 121. If your policy includes the Liquidity Rider, a portion of the Administrative charge will be refunded upon surrender within the first six policy years (see "Liquidity Rider" in "More information about policy features and benefits" later in this prospectus).
(12)Not applicable if the minimum face amount stated in your policy is $10,000. Please see "Your policy's face amount" under "About your life insurance benefit" in "Risk/ benefit summary: Policy features, benefits and risks" later in this prospectus.
(13)Insured persons who present particular health, occupational or vocational risks may be charged other additional charges as specified in their policies.
(14)Our amount "at risk" is the difference between the amount of death benefit and the policy account value as of the deduction date.
(15)This representative amount is the rate we guarantee in the first policy year for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class.

(16)For more information about the MSO, please refer to the supplement accompanying this prospectus and the separate MSO prospectus.
(17)We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The rate is the greater of (a) 2.5% or (b) the "Monthly Average Corporate" yield published by Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit, which will not exceed 1%. For more information on the maximum rate see "Borrowing from your policy -- Loan interest we charge" in "Accessing your money" later in this prospectus.
(18)Amount charged equals the total sum of Disability Waiver of Premium or Monthly Deductions rider charges corresponding to the base policy, any Children's Term Insurance, Option To Purchase Additional Insurance and/or any Long-Term Care Services/SM/ Rider that you have added to your policy and to any base policy face amount increases.
(19)The monthly charges corresponding to the base policy will be adjusted proportionately to any face amount reduction made at your request or resulting from a partial withdrawal under death benefit Option A.
(20)Our amount "at risk" for this rider depends on the death benefit option selected under the policy. See "More information about policy features and benefits -- Long-Term Care Services/SM/ Rider" later in this prospectus.
(21)This representative amount is the rate we guarantee in any policy year while the rider is in effect for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class.


You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE TRUST PROSPECTUS FOR THAT PORTFOLIO.

-------------------------------------------------------------------------------------------------------------
             PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
-------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2014 (expenses that are deducted from Portfolio  Lowest Highest
assets including management fees, 12b-1 fees, service fees and/or other expenses)/(1)/         0.62%  2.98%
-------------------------------------------------------------------------------------------------------------


(1)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2014, if applicable, and for the underlying Portfolios. Pursuant to a contract, AXA Equitable Funds Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2016 ("Expense Limitation Arrangement") (unless the Trust's Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by AXA Equitable Funds Management Group, LLC at any time after April 30, 2016. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

            RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY

  ---------------------------------------------------------------------------
                           PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN
   ANNUAL PERCENTAGE OF DAILY NET ASSETS
  ---------------------------------------------------------------------------
  Total Annual Portfolio Operating Expenses for 2014 after     Lowest Highest
  the effect of Expense Limitation Arrangements/(/*/)/         0.62%  1.61%
  ---------------------------------------------------------------------------

   (*)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for the underlying portfolios. In addition, the "Lowest" represents the total annual operating expenses of the EQ/Equity 500 Index Portfolio. The "Highest" represents the total annual operating expenses of the Templeton Developing Markets VIP Fund.

HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.

CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).


Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, lapses and policy and contract claims associated with morbidity. These assumptions include taxes, longevity, surrenders, persistency, conversions, disability, accident, illness, inability to perform activities of daily living, and cognitive impairment, if applicable. Any changes in charges may apply to then in force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.

            RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY

2. Risk/benefit summary: Policy features, benefits and risks

--------------------------------------------------------------------------------

IncentiveLife Optimizer(R) III is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this "base policy" are described below.

Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Available riders are listed in "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.

HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $50, although we can increase this minimum if we give you advance notice. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an IncentiveLife Optimizer(R) III policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the IncentiveLife Optimizer(R) III policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the IncentiveLife Optimizer(R) III policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).

--------------------------------------------------------------------------------
YOU CAN GENERALLY PAY PREMIUMS AT SUCH TIMES AND IN SUCH AMOUNTS AS YOU LIKE BEFORE THE POLICY ANNIVERSARY NEAREST TO THE INSURED'S 121ST BIRTHDAY, SO LONG AS YOU DON'T EXCEED CERTAIN LIMITS DETERMINED BY THE FEDERAL INCOME TAX LAWS APPLICABLE TO LIFE INSURANCE.
--------------------------------------------------------------------------------

YOUR CHOICE OF A LIFE INSURANCE QUALIFICATION TEST AND LIMITS ON PREMIUM PAYMENTS. A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Code. In your application, you may choose either the guideline premium/cash value corridor test ("guideline premium test") or the cash value accumulation test. If you do not choose a life insurance qualification test, your policy will be issued using the guideline premium test. Once your policy is issued, the qualification method cannot be changed.

The qualification method you choose will depend upon your objective in purchasing the policy. Generally, under the cash value accumulation test, you have the flexibility to pay more premiums in the earlier years than under the guideline premium test for the same face amount and still qualify as life insurance for federal income tax purposes. Under the guideline premium test, the federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to your policy's insurance coverage) but increases those limits over time. We will return any premium payments that exceed these limits.

You should note, however, that the alternative death benefit under the cash value accumulation test may be higher in earlier policy years than under the guideline premium test, which will result in higher charges. Under either test, if at any time your policy account value (as defined under "Determining your policy's value," later in the prospectus) is high enough that the alternative higher death benefit would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

Regardless of which life insurance qualification test you choose, if your premium payments exceed certain other amounts specified under the Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would cause your policy to become a modified endowment contract if we have not received a satisfactory modified endowment contract acknowledgment from you.

You can ask your financial professional to provide you with an illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding applicable tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

You should discuss your choice of life insurance qualification test and possible limitations on policy premiums with your financial professional and tax advisor before purchasing the policy.

PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.

THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if your "net policy account value" is not enough to pay your policy's monthly charges when due unless:

..   you have paid sufficient premiums to keep the no-lapse guarantee in effect, the no-lapse guarantee is still in effect and any outstanding loan and accrued loan interest does not exceed the

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS policy account value (see "You can guarantee that your policy will not terminate before a certain date" below);

..   you are receiving monthly benefit payments under the Long-Term Care
    Services/SM/ Rider (see "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus); or

..   your policy has an outstanding loan that would qualify for "loan extension."

("Policy account value" and "net policy account value" are explained under "Determining your policy's value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we receive the requested amount before the end of the grace period, it will be treated as a loan repayment to the extent it is less than or equal to any outstanding policy loan and accrued loan interest. The remainder of the payment, if any, will be treated as a premium payment. If your policy account value is still insufficient to cover total monthly deductions, we will send a written notice that a new 61-day grace period has begun and request an additional payment. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

If the insured person dies during a grace period, we will pay the death benefit, less any overdue charges (but not more than the guarantee premium amount required to keep the no-lapse guarantee in effect), policy loans or liens and accrued loan or lien interest, to the beneficiary you have named.

--------------------------------------------------------------------------------
YOUR POLICY WILL TERMINATE IF YOU DON'T PAY ENOUGH PREMIUMS (I) TO PAY THE CHARGES WE DEDUCT, OR (II) TO MAINTAIN THE NO-LAPSE GUARANTEE THAT CAN KEEP
YOUR POLICY FROM TERMINATING. HOWEVER, WE WILL FIRST SEND YOU A NOTICE AND GIVE YOU THE OPPORTUNITY TO PAY ANY SHORTFALL.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within three years after the date of termination. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover total monthly deductions for 3 months, calculated from the effective date of restoration, and the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored and the effective date of such restoration. You may only restore your policy if it has terminated without value. You may not restore a policy that was given up for its net cash surrender value. Any no-lapse guarantee also terminates and cannot be restored after the policy terminates.

YOU CAN GUARANTEE THAT YOUR POLICY WILL NOT TERMINATE BEFORE A CERTAIN DATE

NO-LAPSE GUARANTEE RIDER. You can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premiums, and as long as any outstanding policy loans and accrued loan interest do not exceed your policy account value. We call these amounts "guarantee premiums" and they will be set forth on page 3 of your policy. This guarantee against termination is our No-Lapse Guarantee rider. The length of your policy's guarantee period will range from 5 to 15 years depending on the insured's age when we issue the policy. Under the No-Lapse Guarantee rider, subject to the conditions below your policy is guaranteed not to lapse during a no-lapse guarantee period of 15 years for issue ages 0-70, the number of years until attained age 85 for issue ages 71-79, and 5 years for issue ages 80 and over.

Your policy will not terminate, even if your net policy account value is not sufficient to pay your monthly charges, as long as:

..   You have satisfied the "guarantee premium test" (discussed in "guarantee premium test for the no-lapse guarantee" under "More information about policy benefits" later in this prospectus); and

..   Any outstanding loan and accrued loan interest does not exceed the policy account value.

There is no extra charge for this rider.

--------------------------------------------------------------------------------
THE NO-LAPSE GUARANTEE IS NOT IMPACTED BY YOUR CHOICE OF DEATH BENEFIT OPTION.
--------------------------------------------------------------------------------

YOU CAN RECEIVE AN ACCELERATED DEATH BENEFIT UNDER THE LONG-TERM CARE SERVICES/SM/ RIDER

In states where approved and subject to our eligibility requirements, the Long-Term Care Services/SM/ Rider may be added to your policy at issue. This rider provides an acceleration of the policy's death benefit in the form of monthly payments if the insured becomes chronically ill and is receiving qualifying long-term care services in accordance with a plan of care. The long-term care specified amount at issue must be at least $100,000. The monthly rate for this rider varies based on the individual characteristics of the insured and the benefit percentage you select and whether you select the rider with or without the optional Nonforfeiture Benefit. You can terminate this rider after your first policy year. For more information about this rider, see "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.

YOU CAN RECEIVE A TERMINAL ILLNESS LIVING BENEFIT UNDER THE LIVING BENEFITS RIDER. Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our Living Benefits Rider if you apply for a face amount of at least $100,000 unless it is issued as a result of an Option To Purchase Additional Insurance election or a conversion from a term life policy or term rider. This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). The maximum aggregate amount of payments that will be paid under this Living

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS

Benefits Rider for all policies issued by AXA Equitable or an affiliate company on the life of the same insured person is $500,000. We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.

If you tell us that you do not wish to have the Living Benefits Rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

For more information about that rider, see "Your option to receive a terminal illness living benefit under the Living Benefits Rider" under "Accessing your money" later in this prospectus.

INVESTMENT OPTIONS WITHIN YOUR POLICY

Except as set forth in the next paragraph, we will initially put all unloaned amounts which you have allocated to variable investment options into such options on the later of the business day that we receive the full minimum initial premium at our Administrative Office or the register date of your policy (the "Investment Start Date"). Before this date, your initial premium will be held in a non-interest bearing account. See "Policy issuance" in "More information about procedures that apply to your policy" later in this prospectus.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see "Your right to cancel within a certain number of days," later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options into our EQ/Money Market investment option as of the later of Investment Start Date and the issue date for 20 calendar days (the "Money Market Lock-in Period"). On the first business day following the Money Market Lock-in Period, we will reallocate that investment in accordance with your premium allocation instructions then in effect. For policies issued in these states, the "Allocation Date" is the first business day following the Money Market Lock-in Period. For all other policies, the Allocation Date is the Investment Start Date, and there is no automatic initial allocation to the EQ/Money Market investment option.

You provide such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

The policy is between you and AXA Equitable. The policy is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your policy. In the absence of a specific written arrangement to the contrary, you, as the owner of the policy, have the sole authority to make investment allocations and other decisions under the policy. Your AXA Advisors' financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your policy. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.

--------------------------------------------------------------------------------
YOU CAN CHOOSE AMONG VARIABLE INVESTMENT OPTIONS.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds.") The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisers who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios of the Trusts."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. TO OBTAIN COPIES OF TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-777-6510 (FOR U.S. RESIDENTS) OR 1-704-341-7000 (OUTSIDE OF THE U.S.). We may add or delete variable investment options or Portfolios at any time.

GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (1.5% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are declaring on existing policies at any time may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")

--------------------------------------------------------------------------------
WE WILL PAY AT LEAST 1.5% ANNUAL INTEREST ON OUR GUARANTEED INTEREST OPTION.
--------------------------------------------------------------------------------

MARKET STABILIZER OPTION(R). The MSO rider, if available under your policy, provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index. The S&P 500 Price Return Index includes 500 companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index. Please see the separate supplement accompanying this prospectus and the Market Stabilizer Option(R) prospectus for more information.

ABOUT YOUR LIFE INSURANCE BENEFIT

YOUR POLICY'S FACE AMOUNT. In your application to buy an IncentiveLife Optimizer(R) III policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. Generally, $100,000 is the minimum amount of coverage you can request. If you have elected the Charitable Legacy Rider, the minimum face amount is $1 million. If you have elected the Liquidity Rider, the minimum face amount is

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS

$250,000 per life when one or two policies are purchased on the lives of members of an insured group and $100,000 per life when policies are purchased on the lives of three or more members. If you are exercising the Option To Purchase Additional Insurance under another policy, or a conversion from certain term life policies or term riders, the minimum face amount is $25,000.
For: 1) policies that exceed our Disability Deduction Waiver or Disability Waiver of Premium or Monthly Deductions maximum coverage limit 2) face amount increases issued on a less favorable underwriting basis than the base policy 3) policy owners of certain discontinued AXA Equitable variable life products where a requested increase in coverage involves the issuance of an additional variable life policy or 4) face amount increases on a 1980 CSO product issued on a less favorable underwriting basis than the base policy, the minimum face amount is $10,000.


--------------------------------------------------------------------------------
IF THE INSURED PERSON DIES, WE PAY A LIFE INSURANCE BENEFIT TO THE
"BENEFICIARY" YOU HAVE NAMED. THE AMOUNT WE PAY DEPENDS ON WHETHER YOU HAVE CHOSEN DEATH BENEFIT OPTION A OR DEATH BENEFIT OPTION B. (SEE "YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS" UNDER "MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS" LATER IN THIS PROSPECTUS.)
--------------------------------------------------------------------------------

YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

..   Option A -- THE POLICY'S FACE AMOUNT on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy face amount;

                                     -or-

..   Option B -- THE FACE AMOUNT PLUS THE "POLICY ACCOUNT VALUE" on the date of death. Under this option, the amount of the death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy account value.

Your "policy account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Policy account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

Under Option B, your policy's death benefit will tend to be higher than under Option A, assuming the same policy face amount and policy account value. As a result, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. If your policy has been placed on loan extension, the death benefit option will be Option A and must remain Option A thereafter.

ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

Your policy is designed to always provide a minimum level of insurance protection relative to your policy account value, in part to meet the Code's definition of "life insurance."

We will automatically pay an alternative death benefit if it is HIGHER than the basic Option A or Option B death benefit you have selected. The alternate higher death benefit is based upon the life insurance qualification test that you choose. For the guideline premium test, this alternative death benefit is computed by multiplying your policy account value on the insured person's date of death by a percentage specified in your policy. Representative percentages are as follows:

--------------------------------------------------------------------------------
IF THE ACCOUNT VALUE IN YOUR POLICY IS HIGH ENOUGH, RELATIVE TO THE FACE
AMOUNT, THE LIFE INSURANCE BENEFIT WILL AUTOMATICALLY BE GREATER THAN THE
OPTION A OR OPTION B DEATH BENEFIT YOU HAVE SELECTED.
--------------------------------------------------------------------------------

----------------------------------------------
 AGE:*   40 AND UNDER  45   50   55   60   65
----------------------------------------------
 %:         250%      215% 185% 150% 130% 120%
----------------------------------------------
 AGE:     70   75-90   91   92   93  94- OVER
----------------------------------------------
 %:      115%  105%   104% 103% 102%   101%
----------------------------------------------
*  For the then-current policy year.

For example, if the guideline premium test is selected, if the insured is age 65 at the time of death and has a policy with the face amount of $100,000, an account value of $85,000, and a death benefit percentage of 120%, then the death benefit under Option A is the alternative death benefit of $102,000 and the death benefit under Option B is the death benefit of $185,000. For more details regarding how we calculate that death benefit under Option A and Option B, please see "Appendix II: Calculating the alternate death benefit" later in this prospectus.

For the cash value accumulation test, the alternate death benefit is the greater of the minimum death benefit as determined under the Code under this test or 101% of the policy account value. The death benefit must be large enough to ensure that the policy's cash surrender value (as computed under section 7702 of the Code) is never larger than the net single premium needed to fund future policy benefits. The net single premium varies based upon the insured's age, sex and risk class and is calculated using an interest rate of 4% and mortality charges based upon the 2001 Commissioner's Standard Ordinary Mortality Tables.

For example, if the cash value accumulation test is selected, if the insured is age 65 at the time of death and has a policy with the face amount of $100,000, an account value of $85,000, and a death benefit percentage of 185.7%, then the death benefit under Option A is the alternative death benefit of $157,845 and the death benefit under Option B is the death benefit of $185,000. For more details regarding how we calculate that death benefit under Option A and Option B, please see "Appendix II: Calculating the alternate death benefit" later in this prospectus.

These higher alternative death benefits expose us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which a higher alternative death benefit is the operative one.

The operative period for the higher alternative death benefit is generally determined in connection with the requirements of the Code. The calculation of the death benefit is built into the monthly calculation of the cost of insurance charge, which is based on the net amount at risk. The need for the higher alternative death benefit is assessed on each monthly anniversary date, and on the death of the insured. Each policy owner receives an annual statement showing various policy values.

The annual statement shows the death benefit amount as of the policy anniversary, and that amount would reflect the alternative

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS higher death benefit amount, if applicable at that time. This annual statement also reflects the monthly cost of insurance charge for the policy year, reflecting a higher net amount at risk in those months when the higher alternative death benefit is in effect.

OTHER ADJUSTMENTS TO DEATH BENEFIT. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loan and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a Living Benefits Rider. We reduce it by the amount of the living benefits payment plus interest. See "Your option to receive a terminal illness living benefit under the Living Benefits Rider" later in this prospectus. Under the Long-Term Care Services/SM/ Rider, any monthly benefit payments will be treated as a lien against the death benefit and reduce your death benefit, unless benefits are being paid under the optional Nonforfeiture Benefit. Please see "Long-Term Care Services/SM/ Rider" later in this prospectus.

DEATH BENEFIT IF YOUR POLICY IS ON LOAN EXTENSION. Your policy offers an additional feature against policy termination due to an outstanding loan, called "loan extension." Availability of this feature is subject to certain terms and conditions, including that you must have elected the guideline premium test and have had your policy in force for at least 20 years. If your policy is on loan extension, the death benefit payable under the policy will be determined differently. For more information on loan extension, see "Borrowing from your policy" under "Accessing your money."

--------------------------------------------------------------------------------
YOU CAN REQUEST A CHANGE IN YOUR DEATH BENEFIT OPTION FROM OPTION B ANY TIME AFTER THE FIFTH YEAR OF THE POLICY OR FROM OPTION A ANY TIME AFTER THE SECOND YEAR OF THE POLICY AND BEFORE THE POLICY ANNIVERSARY NEAREST TO THE INSURED'S 121ST BIRTHDAY.
--------------------------------------------------------------------------------

CHANGE OF DEATH BENEFIT OPTION. If you change your death benefit option, we will adjust your policy's face amount. The adjustment will be in the amount (up or down) necessary so that your death benefit amount immediately after the change is equal to your death benefit amount immediately before the change.

The following rules apply if the alternative death benefit (referenced above) is NOT higher than the base policy's death benefit at the time of the change in the death benefit option. If you change from Option B to Option A, we automatically increase your base policy's face amount by an amount equal to your policy account value at the time of the change. If you change from Option A to Option B, we will automatically reduce your base policy's face amount by an amount equal to your policy account value at the time of the change. You can request a change from Option A to Option B any time after the second policy year or from Option B to Option A any time after the fifth policy year. Any request to change an Option must occur before the policy anniversary nearest the insured's 121st birthday.

If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will determine the new base policy face amount somewhat differently from the general procedures described above. See "Alternative higher death benefit in certain cases" earlier in this section.

We may refuse a change from Option A to Option B if the policy's face amount would be reduced below $100,000. A change from Option A to Option B is not permitted (a) beyond the policy year in which the insured person reaches the attained age 120 or (b) if your policy is on loan extension.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. You may not request a change of the death benefit option from Option A to Option B under the policy while the Long-Term Care Services/SM/ Rider is in effect. You may request a change from Option B to Option A. Please refer to "Tax information" later in this prospectus to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.

YOU CAN INCREASE OR DECREASE YOUR INSURANCE COVERAGE

After the first policy year while this policy is in force, you may request an increase in life insurance coverage under your policy. You may request a decrease in your policy's face amount any time after the second year of your policy but before the policy year in which the insured person reaches age 121. The requested increase or decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences and limitations of changing the face amount of your policy.

We can refuse or limit any requested increase or decrease. We will not approve any increase or decrease if (i) we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy; (ii) your policy is on loan extension; or (iii) if your policy is in a grace period. Also, we will not approve a face amount increase if
(i) the insured person has reached the maximum issue age for a face amount increase as described in their policy; (ii) while the Liquidity Rider is in effect; or (iii) while the Long-Term Care Services/SM /Rider is in effect, unless coverage has been continued under the optional Nonforfeiture Benefit. Further, if the underwriting class for the insured person is changed after issue, the maximum age at which the insured person may apply for a face amount increase will be the maximum issue age for the underwriting class for the insured person at the time the increase is requested (which may be different than it was previously). We will not accept a request for a face amount decrease while you are receiving monthly benefit payments under the Long-Term Care Services/SM/ Rider.

Certain policy changes, including increases and decreases in your insurance coverage, may also affect the guarantee premiums under the policy.

The following additional conditions also apply:

FACE AMOUNT INCREASES. We treat an increase in face amount in many respects as if it were the issuance of a new policy. For example, you must submit satisfactory evidence that the insured person still meets our requirements for coverage. Also, we establish additional amounts of surrender charge and guarantee premiums under your policy for the face amount increase, reflecting the additional amount of coverage.

In most states, you can cancel the face amount increase within 10 days after you receive a new policy page showing the increase. If you

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS cancel, we will reverse any charges attributable to the increase and recalculate all values under your policy to what they would have been had the increase not taken place.

The monthly cost of insurance charge we make for the amount of the increase will be based on the underwriting classification of the insured person when the original policy was issued, provided the insured qualifies for the same underwriting classification. An additional 10 year surrender charge and an additional administrative charge will apply to the face amount that exceeds the highest previous face amount. If the insured qualifies for a less favorable underwriting classification than the base policy, we may offer to issue a separate policy based on the rating class for the increase. See "Risk/benefit summary: Charges and expenses you will pay."

FACE AMOUNT DECREASES. You may not reduce the face amount below the minimum stated in your policy. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. Guarantee premiums, as well as our monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 10 years of your policy, or during the first 10 years after a face amount increase you have requested, we will deduct all or part of the remaining surrender charge from your policy account. Assuming you have not previously changed the face amount, the amount of the surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. We deduct the charge from the same investment options as if it were part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount or change your death benefit option. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such distribution to you in the future on account of a prior decrease in face amount or change in death benefit option. The distribution may be taxable.

ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a terminal illness living benefits payment, as well as by any other loans and accrued loan interest you have outstanding. The cash surrender value available for loans is also reduced on a pro rata basis for the portion of the policy death benefit amount accelerated to date but not by more than the accumulated benefit lien amount. See "More information about policy features and benefits:
Other benefits you can add by rider: Long-Term Care Services/SM/ Rider" later in this prospectus. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information.

You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy and before the policy anniversary nearest to the insured's 121st birthday. Partial withdrawals are not permitted if your policy is on loan extension or you are receiving monthly benefit payments under the Long-Term Care Services/SM/ Rider before coverage is continued under the optional Nonforfeiture Benefit. See "Making withdrawals from your policy" later in this prospectus for more information.

Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. You may have to pay surrender charges if you surrender your policy. See "Surrendering your policy for its net cash surrender value" later in this prospectus.

Policy loans, partial withdrawals and policy surrender may have tax consequences. See "Tax information" later in this prospectus for the tax treatment of the various ways in which you can access your money.

RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

..   If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

..   If the investment options you choose do not make enough money to pay for the policy charges, except to the extent provided by any no-lapse guarantee or loan extension feature, you may have to pay more premiums to keep your policy from terminating.

..   If any policy loan and any accrued loan interest either equals or exceeds the policy account value, your policy will terminate subject to the policy's Grace Period provision and any Loan Extension Endorsement you may have.

..   We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables in "Tables of policy charges" under "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus.

..   There may be adverse tax consequences associated with taking a policy loan or making a partial withdrawal from your policy.

..   You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

..   Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value. Under certain circumstances, we will automatically reduce your policy's face amount as a result of a partial withdrawal.

..   The guarantees we make to you under this policy are supported by AXA
    Equitable's general account and are subject to AXA Equitable's claims paying ability. You should look solely to the financial strength of AXA Equitable for its claims-paying ability.

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.

HOW THE INCENTIVELIFE OPTIMIZER(R) III VARIABLE LIFE INSURANCE POLICY IS
AVAILABLE

IncentiveLife Optimizer(R) III is primarily intended for purchasers other than retirement plans. However, we do not place limitations on its use. Please see "Tax information" for more information. IncentiveLife Optimizer(R) III is available for issue ages 0 to 85.

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS

3. Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $577.7 billion in assets as of December 31, 2014. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                             WHO IS AXA EQUITABLE?

HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our Administrative Office as listed below for the purposes described. Please refer to "Telephone and Internet requests" for effective dates for processing telephone, Internet and fax requests, later in this prospectus.
--------------------------------------------------------------------------------
 BY MAIL:

AT THE POST OFFICE BOX FOR OUR ADMINISTRATIVE OFFICE:

  AXA Equitable -- AXA Life Operations Center
  P.O. Box 1047
  Charlotte, North Carolina 28201-1047
--------------------------------------------------------------------------------
 BY EXPRESS DELIVERY ONLY:

AT THE STREET ADDRESS FOR OUR ADMINISTRATIVE OFFICE:

  AXA Equitable -- AXA Life Operations Center
  8501 IBM Drive, Suite 150
  Charlotte, North Carolina 28262-4333
  1-704-341-7000 (for express delivery purposes only)
--------------------------------------------------------------------------------
 BY PHONE:

Policy information, basic transactions, forms and statements are available 24 hours a day -- 7 days a week through AXA Equitable's Interactive Telephone Service.

AXA Equitable's Interactive Telephone Service provides the gateway to personal assisted service, Monday through Friday, 8 AM to 7 PM, Eastern Time:
1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).
--------------------------------------------------------------------------------
 BY E-MAIL:

  life-service@axa.us.com
--------------------------------------------------------------------------------
 BY FAX:

  1-855-268-6378
--------------------------------------------------------------------------------
 BY INTERNET:

You may register for online account access at www.axa.com or us.axa.com for those outside the U.S. Our website provides access to account information and customer service. After registering, you can view account details, perform certain transactions, print customer service forms and find answers to common questions.

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:

(1)request for our automatic transfer service (our dollar cost averaging service);

(2)request for our asset rebalancing service;

(3)transfers among investment options (if submitted by e-mail);

(4)designation of new policy owner(s);

(5)designation of new beneficiary(ies); and

(6)authorization for transfers by your financial professional.

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:

(a)policy surrenders;

(b)transfers among investment options (not submitted by e-mail); and

(c)changes in allocation percentages for premiums and deductions.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone and assisted service,
(2) over the Internet, through axa.com or us.axa.com for those outside the U.S., or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and Internet requests" later in this prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

ABOUT OUR SEPARATE ACCOUNT FP

Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. For example, we may

                             WHO IS AXA EQUITABLE?

withdraw amounts from Separate Account FP that represent our investments in Separate Account FP or that represent fees and charges under the policies that we have earned. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of AXA Equitable's other assets.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account FP. Although the Separate Account is registered, the SEC does not monitor the activity of Separate Account FP on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) of Separate Account FP available under IncentiveLife Optimizer(R) III invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. EQ Advisors Trust and AXA Premier VIP Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our policy owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.

YOUR VOTING PRIVILEGES

VOTING OF PORTFOLIO SHARES. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. The number of full and fractional votes you are entitled to will be determined by dividing the policy account value (minus any policy indebtedness) allocable to an investment option by the net asset value per unit for the Portfolio underlying that investment option. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio. One effect of proportional voting is that a small number of policy owners may control the outcome of a vote.

Under current legal requirements, we may disregard the voting instructions we receive from policy owners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

VOTING AS POLICY OWNER. In addition to being able to instruct voting of Portfolio shares as discussed above, policy owners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of policy account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of IncentiveLife Optimizer(R) III and other policies that Separate Account FP supports.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust's shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

                             WHO IS AXA EQUITABLE?

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC ("AXA FMG"), a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, AXA FMG has entered into sub-advisory agreements with one or more investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The affiliated Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective Portfolios. In addition, AXA FMG, a wholly owned subsidiary of AXA Equitable, receives management fees and administrative fees in connection with the services it provides to the Portfolios. As such, it may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios' average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective Portfolios.

As a policy owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios' prospectuses for more information.) These fees and payments, as well as the Portfolios' investment management fees and administrative expenses, will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios ("the AXA Fund of Fund Portfolios"). The AXA Fund of Fund Portfolios offer policy owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the AXA Fund of Fund Portfolios by AXA FMG. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to policy owners and/or suggest that policy owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Fund of Fund Portfolios than certain other Portfolios available to you under your policy. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the AXA Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the "AXA volatility management strategy"), and, in addition, certain AXA Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The AXA volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the AXA volatility management strategy, the manager of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio's exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio's participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high.

The AXA Managed Volatility Portfolios that include the AXA volatility management strategy as part of their investment objective and/or principal investment strategy, and the AXA Fund of Fund Portfolios that invest in other Portfolios that use the AXA volatility management strategy, are identified below in the chart by a "(check mark)" under the column entitled "Volatility Management."

Portfolios that utilize the AXA volatility management strategy (or, in the case of certain AXA Fund of Fund Portfolios, invest in other Portfolios that use the AXA volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. During rising markets, the AXA volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the AXA volatility management strategy or, in the case of the AXA Fund of Fund Portfolios, that invest exclusively in other Portfolios that do not use the volatility management strategy. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option's equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the AXA volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that

                      ABOUT THE PORTFOLIOS OF THE TRUSTS
differ from the AXA volatility management strategy. Any such Portfolio is not identified under "Volatility Management" below in the chart. Such techniques could also impact your account value in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios' objective and strategies.

ASSET TRANSFER PROGRAM. Portfolio allocations in certain AXA variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program
(ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

   (a)By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio's investment performance and the ability of the sub-adviser to fully implement the Portfolio's investment strategy could be negatively affected; and

   (b)By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the AXA Ultra Conservative Strategy investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

PORTFOLIOS OF THE TRUSTS

-----------------------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP
 TRUST
 CLASS B SHARES                                                                    INVESTMENT MANAGER (OR         VOLATILITY
 PORTFOLIO NAME      OBJECTIVE                                                     SUB-ADVISER(S), AS APPLICABLE) MANAGEMENT
-----------------------------------------------------------------------------------------------------------------------------
CHARTER/SM/          Seeks to achieve high total return through a combination      .   AXA Equitable Funds
  MULTI-SECTOR BOND  of current income and capital appreciation.                       Management Group, LLC
-----------------------------------------------------------------------------------------------------------------------------
CHARTER/SM/ SMALL    Seeks to achieve long-term growth of capital.                 .   AXA Equitable Funds
  CAP GROWTH                                                                           Management Group, LLC
-----------------------------------------------------------------------------------------------------------------------------
CHARTER/SM/ SMALL    Seeks to achieve long-term growth of capital.                 .   AXA Equitable Funds
  CAP VALUE                                                                            Management Group, LLC
-----------------------------------------------------------------------------------------------------------------------------
TARGET 2025          Seeks the highest total return over time consistent with its  .   AXA Equitable Funds
  ALLOCATION         asset mix. Total return includes capital growth and               Management Group, LLC
                     income.
-----------------------------------------------------------------------------------------------------------------------------
TARGET 2035          Seeks the highest total return over time consistent with its  .   AXA Equitable Funds
  ALLOCATION         asset mix. Total return includes capital growth and               Management Group, LLC
                     income.
-----------------------------------------------------------------------------------------------------------------------------
TARGET 2045          Seeks the highest total return over time consistent with its  .   AXA Equitable Funds
  ALLOCATION         asset mix. Total return includes capital growth and               Management Group, LLC
                     income.
-----------------------------------------------------------------------------------------------------------------------------
TARGET 2055          Seeks the highest total return over time consistent with its  .   AXA Equitable Funds
  ALLOCATION         asset mix. Total return includes capital growth and               Management Group, LLC
                     income.

-------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST                                                             INVESTMENT MANAGER
 CLASS IB SHARES                                                               (OR SUB-ADVISER(S), AS         VOLATILITY
 PORTFOLIO NAME      OBJECTIVE                                                 APPLICABLE)                    MANAGEMENT
-------------------------------------------------------------------------------------------------------------------------
ALL ASSET            Seeks long-term capital appreciation and current income,  .   AXA Equitable Funds
  AGGRESSIVE - ALT   with a greater emphasis on capital appreciation.              Management Group, LLC
  25
-------------------------------------------------------------------------------------------------------------------------
ALL ASSET GROWTH -   Seeks long-term capital appreciation and current income.  .   AXA Equitable Funds
  ALT 20                                                                           Management Group, LLC
-------------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

----------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST                                                              INVESTMENT MANAGER
 CLASS IB SHARES                                                                (OR SUB-ADVISER(S), AS         VOLATILITY
 PORTFOLIO NAME      OBJECTIVE                                                  APPLICABLE)                    MANAGEMENT
----------------------------------------------------------------------------------------------------------------------------
ALL ASSET            Seeks long-term capital appreciation and current income,   .   AXA Equitable Funds
  MODERATE GROWTH -  with a greater emphasis on current income.                     Management Group, LLC
  ALT 15
----------------------------------------------------------------------------------------------------------------------------
AXA 400 MANAGED      Seeks to achieve long-term growth of capital with an       .   AllianceBernstein L.P.     (check mark)
  VOLATILITY         emphasis on risk-adjusted returns and managing volatility  .   AXA Equitable Funds
                     in the Portfolio.                                              Management Group, LLC
                                                                                .   BlackRock Investment
                                                                                    Management, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA 500 MANAGED      Seeks to achieve long-term growth of capital with an       .   AllianceBernstein L.P.     (check mark)
  VOLATILITY         emphasis on risk-adjusted returns and managing volatility  .   AXA Equitable Funds
                     in the Portfolio.                                              Management Group, LLC
                                                                                .   BlackRock Investment
                                                                                    Management, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA 2000 MANAGED     Seeks to achieve long-term growth of capital with an       .   AllianceBernstein L.P.     (check mark)
  VOLATILITY         emphasis on risk-adjusted returns and managing volatility  .   AXA Equitable Funds
                     in the Portfolio.                                              Management Group, LLC
                                                                                .   BlackRock Investment
                                                                                    Management, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA BALANCED         Seeks long-term capital appreciation and current income.   .   AXA Equitable Funds        (check mark)
  STRATEGY                                                                          Management Group, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE     Seeks current income and growth of capital, with a         .   AXA Equitable Funds        (check mark)
  GROWTH STRATEGY    greater emphasis on current income.                            Management Group, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE     Seeks a high level of current income.                      .   AXA Equitable Funds        (check mark)
  STRATEGY                                                                          Management Group, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA GLOBAL EQUITY    Seeks to achieve long-term capital appreciation with an    .   AXA Equitable Funds        (check mark)
  MANAGED VOLATILITY emphasis on risk-adjusted returns and managing volatility      Management Group, LLC
                     in the Portfolio.                                          .   BlackRock Investment
                                                                                    Management, LLC
                                                                                .   Morgan Stanley Investment
                                                                                    Management Inc.
                                                                                .   OppenheimerFunds, Inc.
----------------------------------------------------------------------------------------------------------------------------
AXA GROWTH STRATEGY  Seeks long-term capital appreciation and current income,   .   AXA Equitable Funds        (check mark)
                     with a greater emphasis on capital appreciation.               Management Group, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA INTERNATIONAL    Seeks to achieve long-term growth of capital with an       .   AXA Equitable Funds        (check mark)
  CORE MANAGED       emphasis on risk-adjusted returns and managing volatility      Management Group, LLC
  VOLATILITY         in the Portfolio.                                          .   BlackRock Investment
                                                                                    Management, LLC
                                                                                .   EARNEST Partners, LLC
                                                                                .   Massachusetts Financial
                                                                                    Services Company d/b/a
                                                                                    MFS Investment Management
                                                                                .   Hirayama Investments, LLC
                                                                                .   WHV Investments
----------------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

----------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST                                                              INVESTMENT MANAGER
 CLASS IB SHARES                                                                (OR SUB-ADVISER(S), AS         VOLATILITY
 PORTFOLIO NAME      OBJECTIVE                                                  APPLICABLE)                    MANAGEMENT
----------------------------------------------------------------------------------------------------------------------------
AXA INTERNATIONAL    Seeks to achieve long-term growth of capital with an       .   AllianceBernstein L.P.     (check mark)
  MANAGED VOLATILITY emphasis on risk-adjusted returns and managing volatility  .   AXA Equitable Funds
                     in the Portfolio.                                              Management Group, LLC
                                                                                .   BlackRock Investment
                                                                                    Management, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA INTERNATIONAL    Seeks to provide current income and long-term growth of    .   AXA Equitable Funds        (check mark)
  VALUE MANAGED      income, accompanied by growth of capital with an               Management Group, LLC
  VOLATILITY         emphasis on risk-adjusted returns and managing volatility  .   BlackRock Investment
                     in the Portfolio.                                              Management, LLC
                                                                                .   Northern Cross, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA LARGE CAP CORE   Seeks to achieve long-term growth of capital with an       .   AXA Equitable Funds        (check mark)
  MANAGED VOLATILITY emphasis on risk-adjusted returns and managing volatility      Management Group, LLC
                     in the Portfolio.                                          .   BlackRock Investment
                                                                                    Management, LLC
                                                                                .   Capital Guardian Trust
                                                                                    Company
                                                                                .   Institutional Capital LLC
                                                                                .   Thornburg Investment
                                                                                    Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
AXA LARGE CAP        Seeks to provide long-term capital growth with an          .   AXA Equitable Funds        (check mark)
  GROWTH MANAGED     emphasis on risk-adjusted returns and managing volatility      Management Group, LLC
  VOLATILITY         in the Portfolio.                                          .   BlackRock Investment
                                                                                    Management, LLC
                                                                                .   Marsico Capital
                                                                                    Management, LLC
                                                                                .   T. Rowe Price Associates,
                                                                                    Inc.
                                                                                .   Wells Capital Management,
                                                                                    Inc.
----------------------------------------------------------------------------------------------------------------------------
AXA LARGE CAP VALUE  Seeks to achieve long-term growth of capital with an       .   AllianceBernstein L.P.     (check mark)
  MANAGED VOLATILITY emphasis on risk-adjusted returns and managing volatility  .   AXA Equitable Funds
                     in the Portfolio.                                              Management Group, LLC
                                                                                .   BlackRock Investment
                                                                                    Management, LLC
                                                                                .   Massachusetts Financial
                                                                                    Services Company d/b/a
                                                                                    MFS Investment Management
----------------------------------------------------------------------------------------------------------------------------
AXA MODERATE GROWTH  Seeks long-term capital appreciation and current income,   .   AXA Equitable Funds        (check mark)
  STRATEGY           with a greater emphasis on current income.                     Management Group, LLC
----------------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

-----------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST                                                                    INVESTMENT MANAGER
 CLASS IB SHARES                                                                      (OR SUB-ADVISER(S), AS    VOLATILITY
 PORTFOLIO NAME      OBJECTIVE                                                        APPLICABLE)               MANAGEMENT
-----------------------------------------------------------------------------------------------------------------------------
AXA MID CAP VALUE    Seeks to achieve long-term capital appreciation with an          .   AXA Equitable Funds   (check mark)
  MANAGED VOLATILITY emphasis on risk-adjusted returns and managing volatility            Management Group, LLC
                     in the Portfolio.                                                .   BlackRock Investment
                                                                                          Management, LLC
                                                                                      .   Diamond Hill Capital
                                                                                          Management, Inc.
                                                                                      .   Wellington
                                                                                          Management Company,
                                                                                          LLP
-----------------------------------------------------------------------------------------------------------------------------
AXA/AB SMALL CAP     Seeks to achieve long-term growth of capital.                    .   AllianceBernstein
  GROWTH                                                                                  L.P.
-----------------------------------------------------------------------------------------------------------------------------
AXA/LOOMIS SAYLES    Seeks to achieve capital appreciation.                           .   Loomis, Sayles &
  GROWTH                                                                                  Company, L.P.
-----------------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC   Seeks to achieve capital appreciation and secondarily,           .   BlackRock Investment
  VALUE EQUITY       income.                                                              Management, LLC
-----------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS   Seeks a combination of growth and income to achieve an           .   Boston Advisors, LLC
  EQUITY INCOME      above-average and consistent total return.
-----------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY  Seeks to achieve long-term capital appreciation.                 .   Calvert Investment
  RESPONSIBLE                                                                             Management Inc.
-----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN  Seeks to achieve long-term growth of capital.                    .   Capital Guardian
  RESEARCH                                                                                Trust Company
-----------------------------------------------------------------------------------------------------------------------------
EQ/COMMON STOCK      Seeks to achieve a total return before expenses that             .   AllianceBernstein
  INDEX              approximates the total return performance of the Russell             L.P.
                     3000(R) Index, including reinvestment of dividends, at a
                     risk level consistent with that of the Russell 3000(R) Index.
-----------------------------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX   Seeks to achieve a total return before expenses that             .   SSgA Funds
                     approximates the total return performance of the Barclays            Management, Inc.
                     Intermediate U.S. Government/Credit Index, including
                     reinvestment of dividends, at a risk level consistent with that of the Barclays Intermediate U.S. Government/Credit Index.
-----------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX  Seeks to achieve a total return before expenses that             .   AllianceBernstein
                     approximates the total return performance of the                     L.P.
                     Standard & Poor's 500 Composite Stock Price Index,
                     including reinvestment of dividends, at a risk level
                     consistent with that of the Standard & Poor's 500
                     Composite Stock Price Index.
-----------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS     Seeks to achieve capital appreciation.                           .   GAMCO Asset
  AND ACQUISITIONS                                                                        Management, Inc.
-----------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL       Seeks to maximize capital appreciation.                          .   GAMCO Asset
  COMPANY VALUE                                                                           Management, Inc.
-----------------------------------------------------------------------------------------------------------------------------
EQ/GLOBAL BOND PLUS  Seeks to achieve capital growth and current income.              .   AXA Equitable Funds
                                                                                          Management Group, LLC
                                                                                      .   BlackRock Investment
                                                                                          Management, LLC
                                                                                      .   First International
                                                                                          Advisors, LLC
                                                                                      .   Wells Capital
                                                                                          Management, Inc.
-----------------------------------------------------------------------------------------------------------------------------
EQ/INTERMEDIATE      Seeks to achieve a total return before expenses that             .   AXA Equitable Funds
  GOVERNMENT BOND    approximates the total return performance of the Barclays            Management Group, LLC
                     Intermediate U.S. Government Bond Index, including               .   SSgA Funds
                     reinvestment of dividends, at a risk level consistent with that      Management, Inc.
                     of the Barclays Intermediate U.S. Government Bond Index.
-----------------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

-------------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST                                                                   INVESTMENT MANAGER
 CLASS IB SHARES                                                                     (OR SUB-ADVISER(S), AS         VOLATILITY
 PORTFOLIO NAME      OBJECTIVE                                                       APPLICABLE)                    MANAGEMENT
-------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL     Seeks to achieve a total return (before expenses) that          .   AllianceBernstein L.P.
  EQUITY INDEX       approximates the total return performance of a composite
                     index comprised of 40% DJ EURO STOXX 50 Index, 25%
                     FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX
                     200 Index, including reinvestment of dividends, at a risk
                     level consistent with that of the composite index.
-------------------------------------------------------------------------------------------------------------------------------
EQ/INVESCO COMSTOCK  Seeks to achieve capital growth and income.                     .   Invesco Advisers, Inc.
-------------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE    Seeks to achieve long-term capital appreciation.                .   J.P. Morgan Investment
  OPPORTUNITIES                                                                          Management Inc.
-------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH  Seeks to achieve a total return before expenses that            .   AllianceBernstein L.P.
  INDEX              approximates the total return performance of the Russell
                     1000(R) Growth Index, including reinvestment of dividends
                     at a risk level consistent with that of the Russell 1000(R)
                     Growth Index.
-------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE   Seeks to achieve a total return before expenses that            .   SSgA Funds Management,
  INDEX              approximates the total return performance of the Russell            Inc.
                     1000(R) Value Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 1000(R) Value
                     Index.
-------------------------------------------------------------------------------------------------------------------------------
EQ/MFS               Seeks to achieve capital appreciation.                          .   Massachusetts Financial
  INTERNATIONAL                                                                          Services Company d/b/a
  GROWTH                                                                                 MFS Investment Management
-------------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP INDEX     Seeks to achieve a total return before expenses that            .   SSgA Funds Management,
                     approximates the total return performance of the                    Inc.
                     Standard & Poor's Mid Cap 400 Index, including
                     reinvestment of dividends, at a risk level consistent with that of the Standard & Poor's Mid Cap 400 Index.
-------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET      Seeks to obtain a high level of current income, preserve        .   The Dreyfus Corporation
                     its assets and maintain liquidity.
-------------------------------------------------------------------------------------------------------------------------------
EQ/MORGAN STANLEY    Seeks to achieve capital growth.                                .   Morgan Stanley Investment
  MID CAP GROWTH                                                                         Management Inc.
-------------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA       Seeks to generate a return in excess of traditional money       .   Pacific Investment
  SHORT BOND         market products while maintaining an emphasis on                    Management Company LLC
                     preservation of capital and liquidity.
-------------------------------------------------------------------------------------------------------------------------------
EQ/QUALITY BOND PLUS Seeks to achieve high current income consistent with            .   AXA Equitable Funds
                     moderate risk to capital.                                           Management Group, LLC
                                                                                     .   AllianceBernstein L.P.
                                                                                     .   Pacific Investment
                                                                                         Management Company LLC
-------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY     Seeks to replicate as closely as possible (before expenses)     .   AllianceBernstein L.P.
  INDEX              the total return of the Russell 2000(R) Index.
-------------------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE     Seeks to achieve long-term capital appreciation and             .   T. Rowe Price Associates,
  GROWTH STOCK       secondarily, income.                                                Inc.
-------------------------------------------------------------------------------------------------------------------------------
EQ/UBS GROWTH AND    Seeks to achieve total return through capital appreciation      .   UBS Global Asset
  INCOME             with income as a secondary consideration.                           Management (Americas) Inc.
-------------------------------------------------------------------------------------------------------------------------------
EQ/WELLS FARGO       Seeks to achieve long-term capital growth.                      .   Wells Capital Management,
  OMEGA GROWTH                                                                           Inc.
-------------------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

-------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST                                                             INVESTMENT MANAGER
 CLASS IB SHARES                                                               (OR SUB-ADVISER(S), AS         VOLATILITY
 PORTFOLIO NAME      OBJECTIVE                                                 APPLICABLE)                    MANAGEMENT
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER         Seeks to achieve long-term growth of capital.             .   AXA Equitable Funds
  AGGRESSIVE EQUITY                                                                Management Group, LLC
                                                                               .   Alliance Bernstein L.P.
                                                                               .   ClearBridge Investments,
                                                                                   LLC
                                                                               .   Marsico Capital
                                                                                   Management, LLC
                                                                               .   Scotia Institutional
                                                                                   Asset Management US, Ltd.
                                                                               .   T. Rowe Price Associates,
                                                                                   Inc.
                                                                               .   Westfield Capital
                                                                                   Management Company, L.P.
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER CORE    Seeks to achieve a balance of high current income and     .   AXA Equitable Funds
  BOND               capital appreciation, consistent with a prudent level of      Management Group, LLC
                     risk.                                                     .   BlackRock Financial
                                                                                   Management, Inc.
                                                                               .   DoubleLine Capital L.P.
                                                                               .   Pacific Investment
                                                                                   Management Company LLC
                                                                               .   SSgA Funds Management,
                                                                                   Inc.
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID     Seeks to achieve long-term growth of capital.             .   AXA Equitable Funds
  CAP GROWTH                                                                       Management Group, LLC
                                                                               .   Alliance Bernstein L.P.
                                                                               .   BlackRock Investment
                                                                                   Management, LLC
                                                                               .   Franklin Advisers, Inc.
                                                                               .   Wellington Management
                                                                                   Company, LLP
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID     Seeks to achieve long-term growth of capital.             .   AXA Equitable Funds
  CAP VALUE                                                                        Management Group, LLC
                                                                               .   Black Rock Investment
                                                                                   Management, LLC
                                                                               .   Diamond Hill Capital
                                                                                   Management, Inc.
                                                                               .   Knightsbridge Asset
                                                                                   Management, LLC
                                                                               .   Lord, Abbett & Co. LLC
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER         Seeks to achieve long-term growth of capital.             .   AXA Equitable Funds
   TECHNOLOGY                                                                      Management Group, LLC
                                                                               .   Allianz Global Investors
                                                                                   U.S. LLC
                                                                               .   SSgA Funds Management,
                                                                                   Inc.
                                                                               .   Wellington Management
                                                                                   Company, LLP
-------------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

------------------------------------------------------------------------------------------------------------
 AIM VARIABLE
 INSURANCE FUNDS
 (INVESCO VARIABLE
 INSURANCE
 FUNDS) - SERIES II                                                           INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
INVESCO V.I. GLOBAL  The fund's investment objective is total return through  .   Invesco Advisers, Inc.
  REAL ESTATE FUND   growth of capital and current income.                    .   Invesco Asset Management
                                                                                  Limited
------------------------------------------------------------------------------------------------------------
INVESCO V.I.         The fund's investment objective is long-term growth of   .   Invesco Advisers, Inc.
  INTERNATIONAL      capital.
  GROWTH FUND
------------------------------------------------------------------------------------------------------------
INVESCO V.I. MID     The fund's investment objective is long-term growth of   .   Invesco Advisers, Inc.
  CAP CORE EQUITY    capital.
  FUND
------------------------------------------------------------------------------------------------------------
INVESCO V.I. SMALL   The fund's investment objective is long-term growth of   .   Invesco Advisers, Inc.
  CAP EQUITY FUND    capital.

---------------------------------------------------------------------------------------------------------
 AMERICAN CENTURY
 VARIABLE
 PORTFOLIOS, INC. -
 CLASS II                                                                  INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                             SUB-ADVISER(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP  The fund seeks long-term capital growth. Income is a  .   American Century
  MID CAP VALUE FUND secondary objective.                                      Investment Management,
                                                                               Inc.

------------------------------------------------------------------------------------------------------------
 AMERICAN FUNDS
 INSURANCE SERIES(R)
 PORTFOLIO NAME --                                                            INVESTMENT MANAGER (OR
 CLASS 4 SHARES       OBJECTIVE                                               SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
GLOBAL SMALL          The fund's investment objective is to provide you with  .   Capital Research and
  CAPITALIZATION      long-term growth of capital.                                Management Company
  FUND/SM/
------------------------------------------------------------------------------------------------------------
NEW WORLD FUND(R)     The fund's investment objective is long-term capital    .   Capital Research and
                      appreciation.                                               Management Company

-------------------------------------------------------------------------------------------------------------
 FIDELITY(R)
 VARIABLE INSURANCE
 PRODUCTS (VIP) -
 SERVICE CLASS 2                                                               INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                 SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP      Seeks long-term capital appreciation.                     .   Fidelity Management &
  CONTRAFUND(R)                                                                    Research Company (FMR)
  PORTFOLIO
-------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP      Seeks high total return through a combination of current  .   Fidelity Management &
  GROWTH & INCOME    income and capital appreciation.                              Research Company (FMR)
  PORTFOLIO
-------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID  Seeks long-term growth of capital.                        .   Fidelity Management &
  CAP PORTFOLIO                                                                    Research Company (FMR)

---------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON
 VARIABLE
 INSURANCE PRODUCTS                                                              INVESTMENT MANAGER
 TRUST - CLASS 2                                                                 (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                                                   APPLICABLE)
---------------------------------------------------------------------------------------------------------------
FRANKLIN MUTUAL      The Fund's principal investment goal is capital             .   Franklin Mutual Advisers,
  SHARES VIP FUND    appreciation. Its secondary goal is income.                     LLC
---------------------------------------------------------------------------------------------------------------
FRANKLIN RISING      Seeks long-term capital appreciation, with preservation of  .   Franklin Advisory
  DIVIDENDS VIP FUND capital as an important consideration.                          Services, LLC
---------------------------------------------------------------------------------------------------------------
FRANKLIN SMALL CAP   Seeks long-term total return.                               .   Franklin Advisory
  VALUE VIP FUND                                                                     Services, LLC
---------------------------------------------------------------------------------------------------------------
FRANKLIN STRATEGIC   The Fund's principal investment goal is to seek a high      .   Franklin Advisers, Inc.
  INCOME VIP FUND    level of current income. Its secondary goal is capital
                     appreciation over long term.
---------------------------------------------------------------------------------------------------------------
TEMPLETON            Seeks long-term capital appreciation.                       .   Templeton Asset
  DEVELOPING                                                                         Management Ltd.
  MARKETS VIP FUND
---------------------------------------------------------------------------------------------------------------
TEMPLETON GLOBAL     Seeks high current income, consistent with preservation     .   Franklin Advisers, Inc.
  BOND VIP FUND      of capital. Capital appreciation is a secondary
                     consideration.
---------------------------------------------------------------------------------------------------------------
TEMPLETON GROWTH VIP Seeks long-term capital growth.                             .   Templeton Global Advisors
   FUND                                                                              Limited

------------------------------------------------------------------------------------------
 GOLDMAN SACHS
 VARIABLE
 INSURANCE TRUST -                                          INVESTMENT MANAGER
 SERVICE SHARES                                             (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                              APPLICABLE)
------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT    Seeks long-term capital appreciation.  .   Goldman Sachs Asset
  MID CAP VALUE FUND                                            Management, L.P.
------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

-------------------------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE
 INSURANCE                                                                     INVESTMENT MANAGER
 PORTFOLIOS                                                                    (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                                                 APPLICABLE)
-------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ENERGY To seek to provide capital growth and appreciation.       .   Waddell & Reed Investment
                                                                                   Management Company
                                                                                   (WRIMCO)
-------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP HIGH   To seek to provide total return through a combination of  .   Waddell & Reed Investment
  INCOME             high current income and capital appreciation.                 Management Company
                                                                                   (WRIMCO)
-------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP MID    To seek to provide growth of capital.                     .   Waddell & Reed Investment
  CAP GROWTH                                                                       Management Company
                                                                                   (WRIMCO)
-------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP        To seek to provide growth of capital.                     .   Waddell & Reed Investment
  SCIENCE AND                                                                      Management Company
  TECHNOLOGY                                                                       (WRIMCO)
-------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP SMALL  To seek to provide growth of capital.                     .   Waddell & Reed Investment
  CAP GROWTH                                                                       Management Company
                                                                                   (WRIMCO)

------------------------------------------------------------------------------------------
 LAZARD RETIREMENT
 SERIES, INC. -                                             INVESTMENT MANAGER
 SERVICE SHARES                                             (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                              APPLICABLE)
------------------------------------------------------------------------------------------
LAZARD RETIREMENT    Seeks long-term capital appreciation.  .   Lazard Asset Management
  EMERGING MARKETS                                              LLC
  EQUITY PORTFOLIO

-------------------------------------------------------------------------------------------------------
 MFS(R) VARIABLE
 INSURANCE TRUSTS -                                                      INVESTMENT MANAGER
 SERVICE CLASS                                                           (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                                           APPLICABLE)
-------------------------------------------------------------------------------------------------------
MFS(R)               The fund's investment objective is to seek capital  .   Massachusetts Financial
  INTERNATIONAL      appreciation.                                           Services Company
  VALUE PORTFOLIO
-------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS     The fund's investment objective is to seek capital  .   Massachusetts Financial
  TRUST SERIES       appreciation.                                           Services Company
-------------------------------------------------------------------------------------------------------
MFS(R)               The fund's investment objective is to seek capital  .   Massachusetts Financial
  MASSACHUSETTS      appreciation.                                           Services Company
  INVESTORS GROWTH
  STOCK PORTFOLIO

-----------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE
 INSURANCE TRUST -                                                                 INVESTMENT MANAGER
 ADVISOR CLASS                                                                     (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME          OBJECTIVE                                                 APPLICABLE)
-----------------------------------------------------------------------------------------------------------------
PIMCO                    Seeks maximum real return consistent with prudent         .   Pacific Investment
  COMMODITYREALRETURN(R) investment management.                                        Management Company LLC
  STRATEGY PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
PIMCO REAL RETURN        Seeks maximum real return, consistent with preservation   .   Pacific Investment
  PORTFOLIO              of real capital and prudent investment management.            Management Company LLC
-----------------------------------------------------------------------------------------------------------------
PIMCO TOTAL RETURN       Seeks maximum total return, consistent with preservation  .   Pacific Investment
  PORTFOLIO              of capital and prudent investment management.                 Management Company LLC

-------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE
 EQUITY SERIES, INC.                                                           INVESTMENT MANAGER (OR
 PORTFOLIO NAME       OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
T. ROWE PRICE         Seeks a high level of dividend income and long-term      .   T. Rowe Price Associates,
  EQUITY INCOME       capital growth primarily through investments in stocks.      Inc.
  PORTFOLIO - II

-------------------------------------------------------------------------------------------------------------------
 VAN ECK VIP TRUST
 - S                                                                                 INVESTMENT MANAGER
 CLASS PORTFOLIO                                                                     (OR SUB-ADVISER(S), AS
 NAME                OBJECTIVE                                                       APPLICABLE)
-------------------------------------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL   Seeks long-term capital appreciation by investing primarily in  .   Van Eck Associates
  HARD ASSETS FUND   hard asset securities. Income is a secondary consideration.         Corporation
-------------------------------------------------------------------------------------------------------------------

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN COPIES OF THE TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-777-6510 (FOR U.S. RESIDENTS) OR 1-704-341-7000 (OUTSIDE OF THE U.S.).

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

5. Determining your policy's value

--------------------------------------------------------------------------------

YOUR POLICY ACCOUNT VALUE

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your "policy account value." You instruct us to allocate your policy account value to one or more of the policy's investment options indicated on the front cover of this prospectus.


Your "policy account value" is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than amounts included in (iii)) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options). See "Borrowing from your policy" later in this prospectus. The account value of any policy amounts transferred to the Market Stabilizer Option(R) ("MSO") is also included in your policy account value, and is calculated as described in the separate Market Stabilizer Option(R) prospectus.


(Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our "Guaranteed Interest Account.")


Your "net policy account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option and
(iii) any interest credited on loaned amounts, MINUS any interest accrued on outstanding loans and MINUS any "restricted" amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. The account value of any policy amounts transferred to the Market Stabilizer Option(R) is also included in your net policy account value, and is calculated as described in the separate Market Stabilizer Option(R) prospectus.


Your policy account value is subject to certain charges discussed in "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus.

--------------------------------------------------------------------------------
YOUR POLICY ACCOUNT VALUE WILL BE CREDITED WITH THE SAME RETURNS AS ARE
ACHIEVED BY THE PORTFOLIOS THAT YOU SELECT AND INTEREST CREDITED ON AMOUNTS IN THE GUARANTEED INTEREST OPTION, AND IS REDUCED BY THE AMOUNT OF CHARGES WE DEDUCT UNDER THE POLICY.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the policy account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium (after deduction of any premium charge), loan repayment, or transfer that you allocate to that option.


The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and MSO, if applicable, and deducted monthly from your policy account based on your deduction allocations. For more information on how we allocate charges, see "How we allocate charges among your investment options" earlier in this prospectus.


YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts that have been allocated to that option, based on your request, and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a terminal illness living benefit under the Living Benefits Rider," later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 1.5% effective annual rate.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.

                        DETERMINING YOUR POLICY'S VALUE

6. Transferring your money among our investment options

--------------------------------------------------------------------------------

TRANSFERS YOU CAN MAKE

--------------------------------------------------------------------------------
YOU CAN TRANSFER AMONG OUR VARIABLE INVESTMENT OPTIONS AND INTO OUR GUARANTEED INTEREST OPTION. HOWEVER, CERTAIN RESTRICTIONS MAY APPLY.
--------------------------------------------------------------------------------

After your policy's Allocation Date, you can transfer amounts from one investment option to another subject to certain restrictions discussed below. Currently, the total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We reserve the right to restrict transfers among variable investment options as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

If your policy is placed on loan extension, we will transfer any remaining policy account value in the variable investment options to the guaranteed interest option. No transfers from the guaranteed interest option are permitted thereafter.

Please see "Investment options within your policy" in "Risk/benefit summary:
Policy features, benefits and risks" for more information about your role in managing your allocations.

RESTRICTIONS ON TRANSFERS INTO THE GUARANTEED INTEREST OPTION. After the first two policy years and if the attained age of the insured is less than 65, we may limit transfers you can make into the unloaned GIO if the current (non-guaranteed) interest crediting rate on the unloaned GIO is equal to the guaranteed minimum interest crediting rate of 1.5% (annual rate). In this instance, the maximum amount that may be transferred from the variable investment options to the unloaned GIO in a policy year is the greater of: (a) $500 and (b) 25% of the total amount in the variable investment options at the beginning of the policy year. If this amount is exceeded in any policy year during which the transfer limit becomes effective, additional transfers into the unloaned GIO will not be permitted during that policy year while the limit remains in effect.

CURRENT UNRESTRICTED TRANSFERS OUT OF THE GUARANTEED INTEREST OPTION. We are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter, you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option until further notice.

See the "How to make transfers" section below on how you can request a transfer. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern Time) take effect the next business day.

Please note that the ability to make unresticted transfers from the guaranteed interest option does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit, if available under your policy.

If the policy is on loan extension, transfers out of the guaranteed interest option are not permitted.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to the services described below if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").

HOW TO MAKE TRANSFERS

INTERNET TRANSFERS. Generally, you can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our axa.com or us.axa.com (for those outside the U.S.) websites and registering for online account access. This service may not always be available. The restrictions relating to transfers are described below.

ONLINE TRANSFERS. You can make online transfers by following one of two procedures:

..   For individually owned policies for which you are the owner, by logging onto our website, described under "By Internet" in "How to reach us" earlier in this prospectus; or

..   For corporation and trust owned policies, we require a special authorization form to obtain access. The form is available on our website www.axa.us.com or us.axa.com for those outside the U.S., or by contacting our Administrative office.

For more information, see "Telephone and Internet requests" later in this prospectus. We allow only one request for transfers each day (although that request can cover multiple transfers). If you are unable to reach us via our website, you should send a written transfer request to our Administrative Office.

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office. We require a written request for jointly owned policies.

OUR AUTOMATIC TRANSFER SERVICE

We offer an automatic transfer service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long-term.

--------------------------------------------------------------------------------
USING THE AUTOMATIC TRANSFER SERVICE DOES NOT GUARANTEE THAT YOU WILL EARN A PROFIT OR BE PROTECTED AGAINST LOSSES.
--------------------------------------------------------------------------------

Our automatic transfer service (also referred to as our "dollar cost averaging service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

             TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS

This service terminates when the EQ/Money Market option is depleted. Also, this service will automatically terminate if your policy is placed on loan extension. You can also cancel the automatic transfer service at any time by sending a written request to our Administrative office. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service.

We will not deduct a transfer charge for any transfer made in connection with our automatic transfer service.

OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your policy account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time by completing our enrollment form. At any time, you may also terminate the rebalancing program or make changes to your allocations under the program. Once enrolled in the rebalancing service, it will remain in effect until you instruct us in writing to terminate the service. Requesting an investment option transfer while enrolled in our asset rebalancing service will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your rebalancing service. Changes to your allocation instructions for the rebalancing service (or termination of your enrollment in the service) must be in writing and sent to our Administrative Office.

We will not deduct a transfer charge for any transfer made in connection with our asset rebalancing service. Also, this service will automatically terminate if your policy is placed on loan extension. Certain investment options, such as the guaranteed interest option, are not available investment options with the asset rebalancing service.

             TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a terminal illness living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding and reduced for any monthly payments under the Long-Term Care Services/SM/ Rider. See "More information about policy features and benefits: Other benefits you can add by rider: Long-Term Care Services/SM /Rider" later in this prospectus. See "Your option to receive a terminal illness living benefit under the Living Benefits Rider" below. The minimum loan amount generally is $500.

--------------------------------------------------------------------------------
YOU CAN USE POLICY LOANS TO OBTAIN FUNDS FROM YOUR POLICY WITHOUT SURRENDER CHARGES OR, IN MOST CASES, PAYING CURRENT INCOME TAXES. HOWEVER, THE BORROWED AMOUNT IS NO LONGER CREDITED WITH THE INVESTMENT RESULTS OF ANY OF OUR INVESTMENT OPTIONS UNDER THE POLICY.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

..   you cannot make transfers or withdrawals of the collateral;

..   we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

..   we do not count the collateral when we compute our customer loyalty credit;
    and

..   the collateral is not available to pay policy charges.

When you request a loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of
(a) 2.5% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) Currently, the loan interest rate is 2.5% for the first ten policy years and 1.5% thereafter. We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first ten years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 11th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have an outstanding loan). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 1.5% and that the differential will not exceed 1%.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loan is fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment. If your policy is on loan extension, we transfer the interest to the unloaned guaranteed interest option.

EFFECTS OF A POLICY LOAN. If not repaid, the aggregate amount of the outstanding loan and any accrued loan interest will reduce your cash surrender value and your life insurance benefit that might otherwise be payable. We will deduct any outstanding policy loan and accrued loan interest from your policy's proceeds if you do not pay it back. Also, a loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due.

A policy loan, repaid or not, has a permanent effect on your cash surrender value. This results because the investment results of each investment option apply only to the amounts remaining in such investment options. The longer the loan is outstanding, the greater the effect on your cash surrender value is likely to be.


If your policy's no-lapse guarantee is in effect and is important to you, you should ensure that the amount of any outstanding policy loans and accrued loan interest does not exceed your policy account value. The no-lapse guarantee will terminate if the amount of your outstanding policy loans and accrued loan interest is greater than your policy account value.


Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. A policy loan can affect your policy account value and death benefit, even if you have repaid the loan. See "Tax information" below for a discussion of the tax consequences of a policy loan.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments unless the policy has lapsed and the payment is received

                             ACCESSING YOUR MONEY
during the 61-day grace period. See "Policy 'lapse' and termination" in "The minimum amount of premiums you must pay" under "Risk/ benefit summary: Policy features, benefits and risks" for more information. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment. Any payment received while the policy is on loan extension or you are receiving monthly payments under the Long-Term Care Services/SM/ Rider will be applied as a loan repayment (or refunded if it is in excess of the loan amount and outstanding interest).

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among the investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.

If you are to receive monthly benefit payments under the Long-Term Care Services/SM/ Rider, a pro rata portion of the loan and accrued loan interest to that date will be deducted from the monthly benefit payment as a loan repayment. This will reduce the monthly payment otherwise payable to you under the rider.

Any portion of the loan repayment that we cannot allocate to the guaranteed interest option will be allocated to the variable investment options in proportion to any amounts that you specified for that particular loan repayment. If you did not specify, we will allocate that portion of the loan repayment in proportion to the premium allocation percentages for the variable investment options on record.

LOAN EXTENSION (FOR GUIDELINE PREMIUM TEST POLICIES ONLY)

Loan extension will protect against lapse of your policy due to an outstanding policy loan in certain circumstances. There is no additional charge for the loan extension feature. Your policy will automatically be placed on "loan extension," if at the beginning of any policy month on or following the policy anniversary nearest the insured person's 75th birthday, but not earlier than the 20th policy anniversary, all of the following conditions apply:

..   The net policy account value is not sufficient to cover the monthly deductions then due;

..   The amount of any outstanding policy loan and accrued loan interest is greater than the larger of (a) the current base policy face amount, or
    (b) the initial base policy face amount;

..   You have selected death benefit option A;

..   You have not received a payment under either the Living Benefits Rider or the Long-Term Care Services/SM/ Rider;

..   The policy is not in a grace period; and

..   No current or future distributions will be required to be paid from the policy to maintain its qualification as "life insurance" under the Internal Revenue Code.

When a policy goes on loan extension, all of the following will apply:

..   We will collect monthly deductions due under the policy up to the amount in the unloaned policy account value.

..   Any policy account value that is invested in our variable investment options will automatically be transferred to our guaranteed interest option; and no transfers out of the guaranteed interest option may thereafter be made into any of our variable investment options.


..   Loan interest will continue to accrue and we will send you a notice of any loan interest due on or about each policy anniversary. If the loan interest is not paid when due, it will be added to the outstanding loan balance.

..   No additional loans or partial withdrawals may be requested.

..   No changes in face amount or death benefit option may be requested.

..   No additional premium payments will be accepted. Any payments received will be applied as loan repayments. If a loan repayment is made, the repaid amount will become part of the unloaned guaranteed interest option. Any payment in excess of the outstanding loan balance will be refunded to you.

..   All additional benefit riders and endorsements will terminate, including the Long-Term Care Services/SM/ Rider.

..   No future allocations or transfers to the investment options will be accepted.

..   The policy will not thereafter lapse for any reason.

On the policy anniversary when the insured attains age 75 and if such policy has been in force for 20 years, and each month thereafter, we will determine whether the policy is on loan extension. You will be sent a letter explaining the transactions that are allowed and prohibited while a policy is on loan extension. Once a policy is on loan extension, it will remain on loan extension during the lifetime of the insured unless the policy is surrendered.

If your policy is on loan extension, the death benefit payable under the policy is the greatest of (a), (b) and (c):

(a)The greater of the policy account value or the outstanding loan and accrued loan interest on the date of the insured's death, multiplied by a percentage shown in your policy;

(b)The outstanding loan and accrued loan interest, plus $10,000; or

(c)The base policy face amount on the date of death.

Other than as outlined above, all terms and conditions of your policy will continue to apply as if your policy is not on loan extension.

MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy and before the policy anniversary nearest to the insured's attained age 121, provided the policy is not on loan extension and you are not receiving monthly benefit payments under the Long-Term Care Services/SM/ Rider. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use

                             ACCESSING YOUR MONEY
the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each. If you elected the Long-Term Care Services/SM/ Rider and selected death benefit Option A, a partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the withdrawal amount. If you selected death benefit Option B, the current long-term care specified amount will not be reduced. We will not deduct a charge for making a partial withdrawal.

--------------------------------------------------------------------------------
YOU CAN WITHDRAW ALL OR PART OF YOUR POLICY'S NET CASH SURRENDER VALUE,
ALTHOUGH YOU MAY INCUR TAX CONSEQUENCES BY DOING SO.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). We will not permit a partial withdrawal that would reduce the face amount below the minimum stated in your policy, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining the no-lapse guarantee. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or failure to pass the guarantee premium test for the no-lapse guarantee.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.

SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

Upon written request satisfactory to us, you can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is "restricted" as a result of previously distributed terminal illness living benefits, and further reduced for any monthly benefit payments under the Long-Term Care Services/SM/ Rider, and minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.

Please refer to "Tax information" below for the possible tax consequences of surrendering your policy.

YOUR OPTION TO RECEIVE A TERMINAL ILLNESS LIVING BENEFIT UNDER THE LIVING BENEFITS RIDER

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our Living Benefits Rider if you apply for a face amount of at least $100,000 unless it is issued as a result of an Option To Purchase Additional Insurance election or a conversion from a term life policy or term rider. This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). The maximum aggregate amount of payments that will be paid under this Living Benefits Rider for all policies issued by AXA Equitable or an affiliate company on the life of the same insured person is $500,000. We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.

If you tell us that you do not wish to have the Living Benefits Rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit on account of terminal illness, the Long-Term Care ServicesSM Rider for chronic illness benefits, if elected, and before continuation of coverage under any Nonforfeiture Benefit, will terminate and no further benefits will be payable under the Long-Term Care Services/SM/ Rider. Long-Term Care Services/SM/ Rider charges will also stop. In addition, once you receive a living benefit, your policy cannot be placed on loan extension. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy we refer to this as a "lien" we establish against your policy.)

When we pay a living benefit, we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option regardless of any policy guaranteed interest option limitation in effect. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We also will deduct these restricted amounts from any subsequent surrender proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
YOU CAN ARRANGE TO RECEIVE A "LIVING BENEFIT" IF THE INSURED PERSON BECOMES TERMINALLY ILL.
--------------------------------------------------------------------------------

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                             ACCESSING YOUR MONEY

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident and has an insurable interest in the insured. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

BASIC INCOME TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An IncentiveLife Optimizer(R) III policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and
(b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. The following discussion assumes that the policies meet these requirements and, therefore, that generally:

..   the death benefit received by the beneficiary under your policy generally will not be subject to federal income tax; and

..   increases in your policy account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

The IRS, however, could disagree with our position such that certain tax consequences could be other than as described. There may also be different tax consequences if you assign your policy, transfer an interest therein or designate a new owner. See "Assigning your policy" later in this prospectus. See also special rules below for "Business and employer owned policies," and for the discussion of insurable interest under "Other information."

TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the policy account value at the time of such change.

A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, a requested increase in the policy's face amount or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal or a change in death benefit option.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal), a change in death benefit option, or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of policy account value that may be maintained under the policy. If you have elected the cash value accumulation test, such changes may also impact the maximum amount of cash surrender value that may be maintained under the policy or your ability to pay additional premiums due to the maximum amount of policy account value that may be maintained under the policy relative to the policy face amount. We may also be required to provide a higher death benefit notwithstanding the decrease in face amount in order to assure that your policy continues to qualify as life insurance. Under either test, in some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

                                TAX INFORMATION

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your policy account value exceeds your basis.

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. IN ADDITION, IF A POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN-OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION AND COULD BE SUBJECT TO TAX UNDER THE FOREGOING RULES. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

POLICY LOANS. Policy loans can cause taxable income upon the termination of a policy with no cash payout. In the case of a surrender, the loan amount is taken into account in determining any taxable amount and such income can also exceed the payment received. These events can occur from potential situations which include: (1) amount of outstanding policy debt (loans taken plus unpaid interest amounts added to the outstanding loan) at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value;
(3) increasing monthly policy charges due to increasing attained ages of the insured; (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value; and (5) increasing policy loan rates if an adjustable policy loan rate is in effect.

Ideally a policy loan form will be paid from income tax free death benefit proceeds if your policy is kept in force until the death of the insured. To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax advisor at least annually, and take appropriate preventative action. As indicated above, in the case of a policy that is a modified endowment contract ("MEC"), any loan will be treated as a distribution when made, and thus may be taxable at such time.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your policy account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by AXA Equitable (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2,
(ii) distributions in the case of a disability (as defined in the Code) or
(iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

IF YOUR POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

POLICY CHANGES. Changes made to a life insurance policy, for example, a decrease in benefits, a death benefit option change, or the termination or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance, including distribution of amounts that may be includable as income. This action may be required under the tax law even though the policy may not be sufficiently funded to keep it in force for a desired duration. In some cases, premium payments for a policy year could be limited to the amount needed to keep the policy in force until the end of the policy year. You should carefully go over the implications of any policy changes with your advisor before making a change.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy. Since tax laws and regulations and their application may have changed by such time, there can be no assurance that we can reinstate the policy to qualify as life insurance under future tax rules.

TAX TREATMENT OF LIVING BENEFITS RIDER OR LONG-TERM CARE SERVICES/SM/ RIDER UNDER A POLICY WITH THE APPLICABLE RIDER

LIVING BENEFITS RIDER. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from gross income as an accelerated death benefit. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill under section 101(g) of the Code and can qualify for this income tax exclusion.

If the owner and the insured person are not the same, the exclusion for accelerated death benefits for terminal illness or a chronic illness does not apply if the owner (taxpayer) has an insurable interest with respect to the life of the insured person by reason of the insured per-

                                TAX INFORMATION
son being an officer, employee or director of the taxpayer or by reason of the insured person being financially interested in any trade or business carried on by the taxpayer.

LONG-TERM CARE SERVICES/SM/ RIDER. Benefits received under the Long-Term Care Services/SM/ Rider are intended to be treated, for Federal income tax purposes, as accelerated death benefits under the Code on the life of a chronically ill insured person receiving qualified long-term care services within the meaning of section 7702B of the Code. The benefits are intended to qualify for exclusion from income subject to the limitations of the Code with respect to a particular insured person. Receipt of these benefits may be taxable and may reduce your investment in the policy. Generally income exclusion for all long-term care type payments from all sources with respect to an insured person will be limited to the higher of the Health Insurance Portability and Accountability Act ("HIPAA") per day limit or actual costs incurred by the taxpayer on behalf of the insured person.

The Long-Term Care Services/SM/ Rider is intended to be a qualified long-term care insurance contract under section 7702B(b) of the Code. Charges for the Long-Term Care Services/SM/ Rider are generally not considered deductible for income tax purposes. Assuming the rider qualifies as intended, charges will reduce your investment in the policy for income tax purposes (but not below zero) but will not be taxable. Please see the "State policy availability and/or variations of certain features and benefits" Appendix later in this prospectus for more information on state variations.

Any adjustments made to your policy death benefit, face amount and other values as a result of Long-Term Care Services/SM/ Rider benefits paid will also generally cause us to make adjustments with respect to your policy under federal income tax rules for testing premiums paid, your tax basis in your policy, your overall premium limits and the seven-pay period and seven-pay limit for testing modified endowment contract status.

It is not clear whether the exclusion for accelerated death benefits on account of chronically-ill insureds applies to benefits under a qualified long-term care insurance policy for owners whose insurable interests arise from business-type policies. Please see the "State policy availability and/or variations of certain features and benefits" Appendix later in this prospectus for more information on state variations.

UNDER EITHER RIDER, if the owner and insured person are not the same, other tax considerations may also arise in connection with a transfer of benefits received to the insured person, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of life insurance policy proceeds for estate tax purposes in certain trust owned situations. Under certain conditions, a gift tax exclusion may be available for certain amounts paid on behalf of a donee directly to their provider of medical care.

BUSINESS AND EMPLOYER OWNED POLICIES

Any employer owned life insurance arrangement on an employee or director as well as any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to the rules discussed below. Also, careful consideration should be given to any other rules that may apply, including other possible pending or recently enacted legislative proposals.

REQUIREMENTS FOR INCOME TAX FREE DEATH BENEFITS. Federal tax law imposes additional requirements for employer owned life insurance policies. The provisions can have broad application for contract owners engaged in a trade or business or certain related persons. These requirements include detailed notice and consent rules, annual tax reporting and recordkeeping requirements on the employer and limitations on those employees (including directors) who can be insured under the life insurance policy. Failure to satisfy applicable requirements will result in death benefits in excess of premiums paid by the owner being includible in the owner's income upon the death of the insured employee. Notice and consent requirements must be satisfied before the issuance of the life insurance policy or a material change to an existing life insurance policy, otherwise benefits may lose their tax favored treatment.

The rules generally apply to life insurance policies issued after August 17, 2006. Note, however, that material increases in the death benefit or other material changes will generally cause an existing policy to be treated as a new policy and thus subject to the new requirements. The term "material" has not yet been fully defined but is expected to not include automatic increases in death benefits in order to maintain compliance of the life insurance policy tax qualification rules under the Code. An exception for certain tax-free exchanges of life insurance policies pursuant to Section 1035 of the Code may be available but is not clearly defined.

LIMITATIONS ON INTEREST DEDUCTIBILITY FOR BUSINESS OWNED LIFE
INSURANCE. Ownership of a policy by a trade or business can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences. Proposals, if enacted, could narrow the exception unless the policy is grandfathered.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets. The above limitation is in addition to rules limiting interest deductions on policy loans against business-owned life insurance. Special rules apply to insurance company owners of policies which may be more restrictive.

REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and

                                TAX INFORMATION
gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements, though no assurances can be given in this regard.

ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $5 million indexed for inflation ($5.430 million in 2015). A portability rule generally permits a surviving spouse to elect to carryover the unused portion of their deceased spouse's exclusion amount.

Certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions, as well as for certain gifts per recipient per year ($14,000 for 2015, indexed for inflation).

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rates in effect at the time. Individuals, are generally allowed an aggregate generation-skipping tax exemption of the same $5 million amount discussed above for estate and gift taxes, but without portability.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is used with estate and gift tax planning in mind, you should consult with your tax advisor as to the most up-to-date information as to federal estate, gift and generation skipping tax rules.

If this policy was purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed and final regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed. A material modification to an existing arrangement may result in a change in tax treatment.

PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.

SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. It is possible that certain split-dollar arrangements may be considered to be a form of deferred compensation under Section 409A of the Code, which broadens the definition of deferred compensation plans, and subjects such plans to new requirements. Further certain split-dollar arrangements may come within the rules for business and employer owned policies. Among other issues, policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. They provide for taxation under one of two mutually exclusive regimes depending upon the structure of the arrangement. These are a loan regime and an economic benefit regime. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.

ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. There may also be other implications. You should consult a qualified legal advisor.

3.8% TAX ON NET INVESTMENT INCOME OR "NII"

The 3.8% Medicare tax on certain unearned income of taxpayers whose adjusted incomes exceed certain thresholds applies to all or part of a taxpayer's NII. As currently interpreted under IRS guidelines, NII includes the taxable portion of an annuitized payment from a life insurance contract. It has not been defined to include taxable amounts from partial withdrawals, surrenders or lapses of life insurance policies subject to loans. You should consult your tax advisor as to the applicability of this tax to you.

OUR TAXES

The operations of our separate accounts are reported in our federal income tax return. Separate account investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Currently we pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred by us that are allocable to the policies.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate accounts. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

                                TAX INFORMATION

WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you and may not always follow federal rules.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction. For Puerto Rico and other jurisdictions, income is considered U.S. - source income. We anticipate requiring owners or beneficiaries in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S. - source income beginning in 2014.

Even though this section in the prospectus discusses consequences to United States individuals you should be aware that the Foreign Account Tax Compliance Act ("FATCA") which applies beginning in 2014 to certain U.S.-source payments require AXA Equitable and its affiliates to obtain specified documentation of an entity's status before payment is made in order to avoid punitive 30% FATCA withholding. The FATCA rules are initially directed at foreign entities, and may presume that various U.S. entities are "foreign" unless the U.S. entity has documented its U.S. status by providing Form W-9. Also, in future years FATCA and related rules may require us to document the status of certain policyholders, as well as report policy account values and other information for such policyholders. For this reason AXA Equitable and its affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions including death benefit payments and disbursements. FATCA and its related guidance are extraordinarily complex and its effect varies considerably by type of payer, type of payee and type of recipient.

POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. This could include special rules for tax-exempt entities as well as for corporate or business use of policies. Congress may also consider proposals to comprehensively reform or overhaul the U.S. tax and retirement systems. For example, a President's Advisory Panel on Federal Tax Reform announced its tax reform options several years ago. These options make sweeping changes to many longstanding tax rules including certain tax benefits currently available to newly purchased cash value life insurance and deferred annuity products. More recently, in connection with deficit reduction and tax reform, proposals have been considered to eliminate some or all taxable expenditures or tax preferences together with some lowering of tax rates. We cannot predict what if any, legislation will actually be proposed or enacted based on these options or what type of grandfathering will be allowed for existing life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. Some areas of possible future guidance include new rules for testing for policies issued on a special risk class basis. As a result, there are areas of some uncertainty even under current laws, such that future tax consequences of a policy could be other than as described herein.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed or the tax benefit of life insurance policies.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For tax benefits to be available, the policyowner must have an insurable interest in the life of the insured under applicable state laws. Requirements may vary by state. A failure can, among other consequences, cause the policyowner to lose anticipated favorable federal tax treatment generally afforded life insurance.

For tax benefits to continue, the policy must continue to qualify as life insurance. We reserve the right to restrict transactions that we determine would cause your policy to fail to qualify as life insurance under federal tax law. We also reserve the right to decline to make any change that may cause your policy to lose its ability to be tested for federal income tax purposes under the 2001 Commissioners Standard Ordinary Mortality Tables.

In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest policy account values and/or the ability to make frequent transfers available under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, guidance as of the date of this prospectus has been limited. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.

                                TAX INFORMATION

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9. More information about policy features and benefits

--------------------------------------------------------------------------------

GUARANTEE PREMIUM TEST FOR THE NO-LAPSE GUARANTEE

We offer a guarantee against policy lapse that depends on your having paid specified amounts of premiums. This is our No-Lapse Guarantee rider and you can read more about it in "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus. We offer the No-Lapse Guarantee rider free of charge.

GUARANTEE PREMIUM TEST. If your net policy account value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date (less any partial withdrawals) at least equals the cumulative guarantee premiums due to date for the no-lapse guarantee including any cumulative guarantee premiums for any optional riders that are then in effect. If it does, your policy will not lapse, provided that any policy loan and accrued loan interest does not exceed the policy account value, and provided that the guarantee is still in effect.

GUARANTEE PREMIUMS. The amount of the guarantee premiums for the no-lapse guarantee are set forth in your policy on a monthly basis. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy or the long-term care specified amount changes, or a rider is eliminated, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend the no-lapse guarantee period beyond its original number of years.

OTHER BENEFITS YOU CAN ADD BY RIDER

When you purchase this policy, you could be eligible for the following other optional benefits we currently make available by rider:

..   Long-Term Care Services/SM/ Rider -- Described below.

..   Liquidity Rider -- Described below.

..   Charitable Legacy Rider -- Described below.

..   Disability Deduction Waiver Rider -- This rider waives the monthly charges from the policy account value if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured's 60th birthday. If total disability begins on or after this date, the monthly charges are waived to the earlier of the policy anniversary nearest the insured's age 65 or termination of disability. Issue ages are 0-59. However, coverage is not provided until the insured's fifth birthday. The maximum amount of coverage is $3,000,000 for all AXA Equitable and affiliates' policies in-force and applied for.

..   Disability Waiver of Premium or Monthly Deductions Rider -- This rider pays the specified premium or waives the monthly charges from the policy account value, if that amount is greater, if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured's 60th birthday. If total disability begins on or after this date, the specified premium is paid (or the monthly charges, if greater, are waived) to the earlier of the policy anniversary nearest the insured's age 65 or termination of disability. Issue ages are 0-59. However, coverage is not provided until the insured's fifth birthday. The maximum amount of coverage is $3,000,000 for all AXA Equitable and affiliates' policies in-force and applied for.

..   Children's Term Insurance Rider -- This rider provides term insurance on the lives of the insured's children, stepchildren and legally adopted children who are between the ages of 15 days to 18 years. The insured under the base policy must be between the ages of 17 and 55. The maximum amount of coverage is $25,000 for all AXA Equitable and affiliates' policies in-force and applied for.

..   Option To Purchase Additional Insurance Rider -- This rider allows you to purchase a new policy for the amount of the option, on specific dates, without evidence of insurability. The minimum option amount is $25,000 and the maximum amount is $100,000. Issue ages are 0-37. The maximum amount of coverage is $100,000 for all AXA Equitable and affiliates' policies inforce and applied for.

We add the following benefits automatically at no charge to each eligible policy:

..   Substitution Of Insured Person Rider (Available for policies with a minimum face amount of $100,000 unless it is issued as a result of an Option To Purchase Additional Insurance election or a conversion from a term life policy. See "You can change your policy's insured person" under "More information about procedures that apply to your policy.")

..   Living Benefits Rider (See "Your option to receive a terminal illness living benefit under the Living Benefits Rider" under "Accessing your money.")

..   Loan Extension Endorsement (See "Loan extension (for guideline premium test policies only)" under "Accessing your money.")

AXA Equitable or your financial professional can provide you with more information about these riders. Some of these benefits may be selected only at the time your policy is issued. Some benefits are not available in combination with others or may not be available in your state. The riders provide additional terms, conditions and limitations, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.

See also "Tax information" earlier in this prospectus for certain possible tax consequences and limitations of deleting riders or changing the death benefits under a rider.

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              MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS

LIQUIDITY RIDER

In states where approved, an optional rider may be elected at issue that waives the surrender charge in full if the policy is surrendered for its Net Cash Surrender Value in the first ten policy years. In order to elect the rider, the policy must have a minimum face amount of $250,000 per life when one or two policies are purchased on the lives of members of an insured group and $100,000 per life when policies are purchased on the lives of three or more members.

The rider works by refunding all or a portion of the premium and, administrative charges, and waiving all of the surrender charge, if the policy is surrendered in full in its early years. The percentage of charges refunded or waived under the rider are as follows:

----------------------------------------------------------
                               PERCENT OF
               PERCENT OF    ADMINISTRATIVE   PERCENT OF
SURRENDER IN     PREMIUM         CHARGE       SURRENDER
POLICY YEAR  CHARGE REFUNDED    REFUNDED    CHARGES WAIVED
----------------------------------------------------------
     1            100%            100%           100%
----------------------------------------------------------
     2             50%            100%           100%
----------------------------------------------------------
     3              0%            100%           100%
----------------------------------------------------------
     4              0%             80%           100%
----------------------------------------------------------
     5              0%             60%           100%
----------------------------------------------------------
     6              0%             40%           100%
----------------------------------------------------------
     7              0%              0%           100%
----------------------------------------------------------
     8              0%              0%           100%
----------------------------------------------------------
     9              0%              0%           100%
----------------------------------------------------------
     10             0%              0%           100%
----------------------------------------------------------
11 and later        0%              0%             0%
----------------------------------------------------------

The waiver of surrender charges does not apply if the policy is being exchanged or replaced during the first ten policy years with another life insurance policy or annuity contract on the insured person including (but not limited to) a 1035 exchange, nor does it apply to a proportionate surrender charge resulting from a face amount decrease. There is no refund of the premium charge if during the first two policy years the policy terminates after a grace period, is being exchanged or replaced with another life insurance policy or annuity contract on the insured person including (but not limited to) a 1035 exchange, nor does it apply to a face amount decrease. There is no refund of the administrative charges if during the first six policy years the policy terminates after a grace period, is being exchanged or replaced with another life insurance policy or annuity contract on the insured person including (but not limited to) a 1035 exchange, nor does this refund apply to a face amount decrease.

Amounts available under the policy for loans and partial withdrawals continue to be calculated as if this rider was not part of the policy.

The premium and administrative charge refunds that would be applicable upon a complete surrender of the policy may increase the death benefit that is calculated when the claim is paid in the first 6 policy years in order for the policy to satisfy the definition of a "life insurance contract" under
Section 7702 of the Code.

.. RESTORATION AFTER LAPSE. If your policy is restored after a lapse, the rider will also be restored unless you made a written request to terminate the rider.


.. RIDER TERMINATION. The rider will terminate on the earliest of the following dates: 1) The end of the tenth policy year; 2) The date the policy ends without value at the end of the Grace Period or otherwise terminates; 3) After the first policy anniversary, the effective date of a policy owner's written request to terminate this rider; 4) The date the policyowner exercises the Substitution of Insured Option; or 5) if you begin receiving payments under the Long-Term Care Services/SM /Rider.


LONG-TERM CARE SERVICES/SM/ RIDER (This rider is available at issue for insured persons aged between 20 and 70.) The rider provides for the acceleration of all or part of the policy death benefit as a payment each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services in accordance with a plan of care./(1)/ Benefits accelerated under this rider will be treated as a lien against the policy death benefit unless benefits are being paid under the optional Nonforfeiture Benefit. While this rider is in force and before any continuation of coverage under the optional Nonforfeiture Benefit, if elected, policy face amount increases and death benefit option changes from Option A to Option B are not permitted.

An individual qualifies as "chronically ill" if he has been certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another person) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity; or requiring substantial supervision to protect such individual from threats to health and safety due to cognitive impairment.

Benefits are payable once we receive: 1) a written certification from a U.S. licensed health care practitioner that the insured person is a chronically ill individual and is receiving qualified long-term care services in accordance with a plan of care; 2) proof that the "elimination period," as discussed below, has been satisfied; and 3) written notice of claim and proof of loss in a form satisfactory to us. In order to continue monthly benefit payments, we require recertification by a U.S. licensed health care practitioner every twelve months from the date of the initial or subsequent certification that the insured person is still a chronically ill individual receiving qualified long-term care services in accordance with a plan of care. Otherwise, unless earlier terminated due to a change in status of the insured or payout of the maximum total benefit amount, benefit payments will terminate at the end of the twelve month period. We also, at our own expense, may have the insured person examined as often as we may reasonably require during a period of coverage. This rider may not cover all of the costs associated with long-term care services during the insured person's period of coverage.

The monthly rate charged for this rider varies based on the insured person's sex, issue age, class of risk and tobacco user status, as well as the benefit percentage selected and whether you selected the rider with or without the optional Nonforfeiture Benefit. See "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus for more information on the charges we deduct for this rider.

If the net policy value is insufficient to cover the total monthly deductions for the base policy and any riders while benefits under this rider are being paid, we will not lapse the policy. While monthly benefits under the Long-Term Care Services/SM/ Rider are being paid, we will waive the monthly charge for the Long-Term Care Services/SM/ Rider.
-------------
(1)For a more complete description of the terms used in this section and conditions of this rider, please consult your rider policy form.

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              MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS

We will pay up to the maximum total benefit for qualified long-term care services for the insured person for the duration of a period of coverage. During any period of coverage, the maximum total benefit is determined as of the first day of that period of coverage.

For policies with death benefit option A, the maximum total benefit is equal to the current long-term care specified amount. For policies with death benefit option A, the initial long term care specified amount is equal to the face amount of the base policy at issue multiplied by the acceleration percentage. You can select an acceleration percentage between 20% and 100%, subject to the minimum initial long-term care specified amount of $100,000.

For policies with death benefit option B, the maximum total benefit is equal to the current long-term care specified amount, plus the policy account value. For policies with death benefit Option B, the initial long term care specified amount is equal to the face amount of the base policy multiplied by 100%. You do not select an acceleration percentage.

During any period of coverage (see below), the maximum Total Benefit is determined as of the first day of that period of coverage.

The initial long-term care specified amount may change due to subsequent policy transactions and will be reduced at the end of a period of coverage to reflect benefits paid during that period of coverage. Any request for a decrease in the policy face amount may reduce the current long-term care specified amount to an amount equal to the lesser of: (a) the new policy face amount multiplied by the acceleration percentage selected, or (b) the long-term care specified amount immediately prior to the face amount decrease. If you selected death benefit option A, any partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the amount of the withdrawal. If you selected death benefit option B, the current long-term care specified amount will not be reduced.

The maximum monthly benefit is the maximum amount we or an affiliated company will pay in a month for qualified long-term care services for the insured person. Affiliates include AXA Equitable Life and Annuity Company, MONY Life Insurance Company of America, and U.S. Financial Life Insurance Company. The maximum monthly benefit payment amount that you can purchase from the issuer and its affiliates is limited to $50,000 per month, per insured person. At issue, the maximum monthly benefit is equal to the long-term care specified amount multiplied by the benefit percentage selected. After that, the maximum monthly benefit is equal to the maximum total benefit as of the first day of the first period of coverage, or on the date coverage under the Nonforfeiture Benefit begins, if earlier, multiplied by the benefit percentage selected.

Each month, the monthly benefit payment (a portion of which will be applied to repay any outstanding policy loan) for qualified long-term care services for the insured person is the lesser of:

1. the maximum monthly benefit (or lesser amount as requested, however, this may not be less than $500); or

2. the monthly equivalent of 200% of the per day limit allowed by the Health Insurance Portability and Accountability Act or "HIPAA." (We reserve the right to increase this percentage.) To find out the current per day limit allowed by HIPAA, go to www.irs.gov. We may also include this information in your policy's annual report.

We will pay a proportionate amount of the monthly benefit payment for services rendered for less than a full month.

When benefits are paid under this rider, we establish an accumulated benefit lien. This accumulated benefit lien amount will equal the cumulative amount of rider benefits paid (including any loan repayments) during a period of coverage. We deduct the accumulated benefit lien amount from the base policy death benefit if the insured person dies before the end of a period of coverage. We also reduce the cash surrender value, as described below.

.. ELIMINATION PERIOD. The Long-Term Care Services/SM/ Rider has an elimination period that is the required period of time while the rider is in force that must elapse before any benefit is available to the insured person under this rider. The elimination period is 90 days, beginning on the first day of any qualified long-term care services that are provided to the insured person. Generally, benefits under this rider will not be paid until the elimination period is satisfied, and benefits will not be retroactively paid for the elimination period. The elimination period can be satisfied by any combination of days of a long-term care facility stay or days of home health care. The days do not have to be continuous, but the elimination period must be satisfied within a consecutive period of 24 months starting with the month in which such services are first provided. If the elimination period is not satisfied within this time period, you must submit a new claim for benefits under this rider. This means that a new elimination period of 90 days must be satisfied within a new 24 month period. The elimination period must be satisfied only once while this rider is in effect.

.. PERIOD OF COVERAGE. The period of coverage is the period of time during which the insured person receives services that are covered under the Long-Term Care Services/SM/ Rider and for which benefits are payable. This begins on the first day covered services are received after the end of the elimination period. A period of coverage will end on the earliest of the following dates:

1. the date we receive the notice of release which must be sent to us when the insured person is no longer receiving qualified long-term care services;

2. the date we discover the insured person is no longer receiving Qualified Long-Term Care Services in accordance with the Plan of Care written for that Period of Coverage;

3. the date you request that we terminate benefit payments under this rider;

4. the date the accumulated benefit lien amount equals the maximum total benefit (or if your coverage is continued as a Nonforfeiture benefit, the date the maximum total Nonforfeiture Benefit has been paid out);

5. the date you surrender the policy (except to the extent of any Nonforfeiture Benefit you may have under the rider);

6. the date we make a payment under the living benefits rider (for terminal illness) if it occurs before coverage is continued as a Nonforfeiture Benefit; or

7. the date of death of the insured person.

During a period of coverage before coverage is continued as a Nonforfeiture
Benefit:

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1. Partial withdrawals, face amount decreases and premium payments are not permitted.

2. The policy death benefit will not be less than the maximum total benefit.

3. Each monthly benefit payment will increase the accumulated benefit lien amount by the amount of the payment--including any loan repayment. The accumulated benefit lien amount will be deducted from the policy death benefit in determining the insurance benefit we pay.

4. For the purposes of determining the cash surrender value of this policy, the policy face amount and the unloaned policy account value will be reduced by a percentage. For policies with death benefit option A, the percentage will be equal to the accumulated benefit lien amount divided by the policy face amount. For policies with death benefit option B, the percentage will be equal to the accumulated benefit lien amount divided by the policy face amount plus the unloaned policy account value. For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount. Any applicable surrender charge will be reduced on a pro rata basis for the reduction in the policy face amount.

5. If there is an outstanding policy loan (and accrued loan interest) at the time we make a benefit payment, an amount equal to a percentage of the loan and accrued loan interest will be deducted from the monthly benefit payment and used as a loan repayment and will reduce the amount otherwise payable to you. This percentage will equal the monthly benefit payment divided by the portion of the maximum total benefit that we have not accelerated to date.

6. The loan extension endorsement will no longer be applicable at any time once benefits are paid under this rider .

7. Transfers of any unloaned policy account value allocated to the guaranteed interest option or to the variable investment options are permitted. We do, however, reserve the right to restrict the variable investment options available to you during a period of coverage. If we exercise this right, we will notify you of such restrictions in advance.

After a period of coverage ends before coverage is continued as a Nonforfeiture
Benefit:

1. The base policy face amount and the unloaned policy account value will each be reduced by a percentage. For policies with death benefit option A, the percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount. For policies with death benefit option B, the percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount plus the unloaned policy account value. For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount.

2. Any applicable surrender charges will be reduced on a pro rata basis for the reduction in the policy face amount.

3. The long-term care specified amount will be reduced by a percentage equal to the accumulated benefit lien amount, divided by the maximum total benefit. If after this calculation, the long-term care specified amount would be greater than the base policy face amount, the long-term care specified amount will be further reduced to the base policy face amount.

4. For any subsequent period of coverage, the maximum monthly benefit will be equal to the maximum monthly benefit during the initial period of coverage.

5. The premium fund values that are used by us to determine whether a guarantee against policy lapse or a guarantee of death benefit protection is in effect will also be reduced pro rata to the reduction in the base policy face amount.

6. Any remaining balance for an outstanding loan and accrued loan interest will not be reduced.

7. The accumulated benefit lien amount is reset to zero.

The reduction in your policy account value will reduce your unloaned value in the guaranteed interest option and your values in the variable investment options in accordance with your monthly deduction allocation percentages then in effect. If we cannot make the reduction in this way, we will make the reduction based on the proportion that your unloaned values in the guaranteed interest option and your values in the variable investment options bear to the total unloaned value in your policy account.

After the period of coverage has ended, we will provide you with notice of the adjusted values.

If the entire maximum total benefit has been paid out, the period of coverage will end, policy values will be adjusted as described above, and this rider will terminate. If the net policy account value is insufficient to cover the monthly deductions, the policy will terminate subject to the grace period provision.

..   RIDER TERMINATION. This rider will terminate, and no further benefits will be payable (except, where applicable, as may be provided under the "Extension of Benefits" and the "Nonforfeiture Benefit" provisions of this rider), on the earliest of the following:

1. at any time after the first policy year, on the next monthly anniversary on or following the date we receive your written request to terminate this rider;

2. upon termination or surrender of the policy;

3. the date of the insured person's death;

4. the date when the accumulated benefit lien amount equals the maximum total benefit amount;

5. the date you request payment under a living benefits rider due to terminal illness of the insured person (whether or not monthly benefit payments are being made as of such date) if it occurs before coverage is continued as a Nonforfeiture Benefit;

6. the date the policy goes on loan extension if it occurs before coverage is continued as a Nonforfeiture Benefit; or

7. on the date that a new insured person is substituted for the original insured person under the terms of any substitution of insured rider if it occurs before coverage is continued as a Nonforfeiture Benefit.

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If this rider does not terminate, it will remain in force as long as the policy remains in force. This rider may be restored after termination if certain qualifications for restoration of rider benefits are met.

..   EXTENSION OF BENEFITS. If your policy lapses, terminating this rider, while the insured person is confined in a long-term care facility but before any rider benefits have been paid for a current period of coverage, benefits for that confinement may be payable provided that the confinement began while this rider was in force and the confinement continues without interruption after rider termination. Benefits may continue until the earliest of the following dates: (a) the date the insured person is discharged from such confinement (in this case, the maximum total benefit will be reduced by rider benefits that have been paid out); (b) the date the maximum total benefit has been paid; or (c) the date of death of the insured person. If benefits are payable under this provision, there will be no death benefit payable to the beneficiary or beneficiaries named in the base policy.

NONFORFEITURE BENEFIT

For a higher monthly charge, you can elect the Long-Term Care Services/SM/ Rider with the Nonforfeiture Benefit. The Nonforfeiture Benefit may continue coverage under the rider in a reduced benefit amount in situations where
(a) the Long-Term Care Services/SM/ Rider would otherwise terminate; (b) you have not already received benefits (including any loan repayments) that equal or exceed the total charges deducted for the rider; and (c) your policy and Long-Term Care Services/SM/ Rider were inforce for at least three policy years.

While the Nonforfeiture Benefit is in effect, all of the provisions of the Long-Term Care Services/SM/ Rider remain applicable to you. The maximum total Nonforfeiture Benefit will be the greater of:

   (a)One month's maximum monthly benefit and

   (b)The sum of all charges deducted for the Long-Term Care Services/SM/ Rider (with the Nonforfeiture Benefit). This amount excludes any charges that may have previously been waived while rider benefits were being paid.

The maximum total Nonforfeiture Benefit will be reduced (but not below zero) by all monthly benefit payments paid under the rider, including any loan repayments and any payments made under the "Extension of Benefits" and "Nonforfeiture Benefit" provisions. Also, the maximum total Nonforfeiture Benefit will not exceed the maximum total benefit under the rider as of the date coverage under the Nonforfeiture Benefit begins.

Coverage under the Nonforfeiture Benefit begins on the date the Long-Term Care Services/SM/ Rider would otherwise terminate for one of the following reasons (unless benefits are being continued under the "Extension of Benefits" provision of the rider):

(1)We receive your written request to terminate the Long-Term Care Services/SM/ Rider;

(2)You surrender your policy; or

(3)Your policy terminates without value at the end of a grace period.

If benefits are being continued under the "Extension of Benefits" provision of the rider and the maximum total benefit has not been paid out, coverage under the Nonforfeiture Benefit begins on the date the insured is discharged from a long-term care facility.

Once in effect, the Nonforfeiture benefit will continue long-term care coverage under a paid-up status until the earliest of (a) the death of the insured, and
(b) the date the maximum total Nonforfeiture Benefit has been paid out and reduced to zero during a period of coverage. If coverage is continued under the Nonforfeiture benefit, you will receive additional information regarding the benefit, including the maximum total Nonforfeiture Benefit amount.

For tax information concerning the Long-Term Care Services/SM/ Rider, see "Tax information" earlier in this prospectus.

CHARITABLE LEGACY RIDER. An optional rider may be elected at issue that provides an additional death benefit of 1% of the base policy face amount to the qualified charitable organization(s) chosen by the policy owner at no additional cost. This rider is only available at issue and an accredited charitable beneficiary must be named at that time. The rider is available for base policy face amounts of $1 million and above, where the minimum benefit would be $10,000 and the maximum benefit would be $100,000 (i.e. for face amounts of $10 million and above).

If the base policy face amount is reduced after issue for any reason, the benefit will be payable on the face amount at the time of the insured's death, provided the face amount is at least $1 million. If the face amount has been decreased below $1 million at the time of death, then no benefit is payable.

The designated beneficiary of this rider must be an accredited 501(c) organization under IRS Code 170. See www.IRS.gov for valid organizations.

..   RIDER TERMINATION. The charitable legacy rider will terminate and no further benefits will be paid on the earliest of the following:

   -- the termination of the policy;

   -- the surrender of the policy;

   -- the date we receive the policy owner's written request to terminate the rider;

   -- the date of the insured's death; or

   -- the date the policy is placed on loan extension.

If the base policy lapses and is subsequently restored, the rider will be reinstated. The rider will not be terminated if the policy owner executes the Substitution Of Insured Person Rider.

CUSTOMER LOYALTY CREDIT

We provide a customer loyalty credit for policies that have been in force for more than 8 years. If eligible, this credit is added to your policy account value each month on your monthly anniversary date. The dollar amount of the credit is a percentage of your unloaned policy account value, which is your policy account value less any value we are holding as collateral for any policy loans, as of your monthly anniversary date.

The credit begins in the policy's 9th year and consists of two components. The first component applies to all policies and is guaranteed. It is calculated as an annual rate of 0.25% multiplied by your unloaned policy account value.

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The second component is not guaranteed. It is calculated as an annual percentage of your unloaned policy account value that varies depending on (i) the issue age of the insured, (ii) the death benefit option elected at issue,
(iii) the policy duration and (iv) the cumulative amount of premiums you have paid to date (less any withdrawals).

To qualify for the second component of the customer loyalty credit, the cumulative amount of premiums you have paid through the end of the first 7 policy years (less any withdrawals) must be at least be equal to the equivalent amount of "target premiums" (explained below), as shown in the following chart:

-----------------------------------------------------------
ISSUE  DEATH BENEFIT OPTION A     DEATH BENEFIT OPTION B
AGE   NUMBER OF TARGET PREMIUMS  NUMBER OF TARGET PREMIUMS
-----------------------------------------------------------
 0-17            11                         11
-----------------------------------------------------------
18-58            13                         12
-----------------------------------------------------------
59 +             11                         11
-----------------------------------------------------------

If you qualify for the second component of the customer loyalty credit, the applicable annual percentage rate that we will use to determine the total amount of your credit (the sum of the two components) is shown below:




--------------------------------------------------------------------------------------------------------
                      ISSUE                             POLICY         CREDIT        CREDIT      TOTAL
                       AGE                             DURATION      PERCENTAGE    PERCENTAGE
                                                                     (GUARANTEED (NON-GUARANTEED
                                                                     COMPONENT)    COMPONENT)
--------------------------------------------------------------------------------------------------------
                      0-29                         Policy years 9-27    0.25%         0.00%      0.25%
                                                   Policy years 28 +    0.25%         0.30%      0.55%
--------------------------------------------------------------------------------------------------------
                      30-39                        Policy years 9-18    0.25%         0.00%      0.25%
                                                   Policy years 19 +    0.25%         0.30%      0.55%
--------------------------------------------------------------------------------------------------------
                      40-49                        Policy years 9-14    0.25%         0.05%      0.30%
                                                   Policy years 15 +    0.25%         0.30%      0.55%
--------------------------------------------------------------------------------------------------------
                      50-59                        Policy years 9-10    0.25%         0.05%      0.30%
                                                   Policy years 11 +    0.25%         0.30%      0.55%
--------------------------------------------------------------------------------------------------------
                      60 +                         Policy years 9 +     0.25%         0.05%      0.30%
--------------------------------------------------------------------------------------------------------


The "target premium" is actuarially determined for each policy, based on that policy's characteristics, as well as the death benefit option at issue and the policy's face amount. The illustrations of Policy Benefits that your financial professional will provide will contain more information regarding the amount of premiums that must be paid in order for the higher percentage credit to be applicable to your policy.

Because IncentiveLife Optimizer(R) III is being first offered in 2015, no customer loyalty credit has yet been made to an IncentiveLife Optimizer(R) III policy.

VARIATIONS AMONG INCENTIVELIFE OPTIMIZER(R) III POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

AXA Equitable also may vary or waive the charges (including surrender charges) and other terms of IncentiveLife Optimizer(R) III where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with IncentiveLife Optimizer(R) III. We will make such variations only in accordance with uniform rules that we establish.

AXA Equitable or your financial professional can advise you about any variations that may apply to your policy or see Appendix III later in this prospectus for more information.

YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

PAYMENT OF DEATH BENEFIT. We will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation) and so elects, death benefit proceeds can be paid through the "AXA Equitable Access Account", which is a draft account that works in certain respects like an interest-bearing checking account. In that case, we will send the beneficiary a draftbook, and the beneficiary will have immediate access to the proceeds by writing a draft for all or part of the amount of the death benefit proceeds.
AXA Equitable will retain the funds until a draft is presented for payment. Interest on the AXA Equitable Access Account is earned from the date we establish the account until the account is closed by your beneficiary or by us if the account balance falls below the minimum balance requirement, which is currently $1,000. The AXA Equitable Access Account is part of AXA Equitable's general account and is subject to the claims of our creditors. We will receive any investment earnings during the period such amounts remain in the general account. The AXA Equitable Access Account is not a bank account or a checking account and it is not insured by the FDIC. Funds held by insurance companies in the general account are guaranteed by the respective state guaranty association.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit and the beneficiary so elects, we will send the AXA Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You may cancel your policy by returning the policy along with a properly signed and completed written request for cancellation to our Administrative Office or, in some states, to the agent who sold it to you or any agent of AXA Equitable, by the 10th day after you receive it (or such longer period as required under state law). Your coverage will terminate as of the earlier of the date you sign your request to cancel form or the business day we receive your request at our Administrative Office (or, in some states, as of the business day the agent receives your request).

In most states, we will refund the policy account value calculated as of the business day we receive your request for cancellation at our Administrative Office (or, in some states, as of the business day the agent receives your request), plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest. In other states, we

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will refund the premiums that were paid, less any outstanding loan and accrued loan interest. Your policy will set forth the specific terms of your "Right to Examine" the policy.

In addition to the cancellation right described above, you have the right to surrender your policy, rather than cancel it. Please see "Surrendering your policy for its net cash surrender value," earlier in this prospectus. Surrendering your policy may yield results different than canceling your policy, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the policy. Please see "Tax information," earlier in this prospectus for possible consequences of cancelling your policy.

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10. More information about certain policy charges

--------------------------------------------------------------------------------

DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss. In addition to the charges described below, there are also charges at the Portfolio level, which are described in the prospectuses of the Portfolios in which the funds invest. For additional information on all policy charges, see "Risk/benefit summary:
Charges and expenses you will pay."

TRANSACTION CHARGES

On the first day of each policy month, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below (see "Periodic charges" below). In addition, charges may be deducted for transactions such as premium payments, policy surrenders, requested decreases in face amount, or transfers among investment options.

.. PREMIUM CHARGE. We deduct an amount not to exceed 6% from each premium payment you send us. Currently, we reduce this charge to 4% after an amount equal to two sales load "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's specified characteristics death benefit option, as well as the policy's face amount, among other factors. In addition, if your policy includes the Liquidity Rider, a portion of the deductions from premiums will be refunded upon surrender within the first two policy years (see "Liquidity Rider" in "More information about policy features and benefits" earlier in this prospectus). A similar charge applies to premiums attributed to requested face amount increases that are above your highest previous face amount. The premium charge is designed in part to defray sales and tax expenses we incur that are based on premium payments.

.. SURRENDER CHARGES. If you give up this policy for its net cash surrender value before the end of the tenth policy year, or within the first ten years after a face amount increase over the previous highest base policy face amount, we will subtract a surrender charge from your policy account value. The surrender charge in the first policy month of each policy year is shown in your policy. The initial surrender charge will be between $9.45 and $46.17 per $1,000 of initial base policy face amount, or base policy face amount increase. The surrender charge declines uniformly in equal monthly amounts within each policy year until it reaches zero in the twelfth month of policy year ten. The initial amount of surrender charge depends on each policy's specific characteristics. In addition, if your policy includes the Liquidity Rider, the surrender charges are waived in full if you surrender your policy in full (see "Liquidity Rider" in "More information about policy features and benefits" earlier in this prospectus). Changes in the base policy face amount resulting from a change in death benefit option will not be considered in computing the previous highest face amount.

The surrender charge attributable to each increase in your policy's face amount is in addition to any remaining surrender charge attributable to the policy's initial face amount.

The surrender charges are contingent deferred sales charges. They are contingent because you only pay them if you surrender your policy for its net cash surrender value (or request a reduction in its face amount, as described below). They are deferred because we do not deduct them from your premiums. Because the surrender charges are contingent and deferred, the amount we collect in a policy year is not related to actual expenses for that year.

The surrender charges assessed in connection with giving up this policy or with reductions in policy face amount are intended, in part, to compensate us for the fact that it takes us time to make a profit on your policy, and if you give up or reduce the face amount of your policy in its early years, we do not have the time to recoup our costs.

.. REQUEST A DECREASE IN YOUR POLICY'S FACE AMOUNT. If there is a requested base policy face amount reduction within the first ten policy years or within ten years following a face amount increase, a proportionate surrender charge will be deducted from your policy account value.

Assuming you have not previously changed the base policy face amount, a proportionate surrender charge will be determined by dividing the amount of the reduction in base policy face amount by the initial base policy face amount of insurance, and then multiplying that fraction by the surrender charge immediately before the reduction. The proportionate surrender charge will not exceed the unloaned policy account value at the time of the reduction. If a proportionate surrender charge is made, the remaining surrender charge will be reduced proportionately. We will not deduct a proportionate surrender charge if the reduction resulted from a change in death benefit option or a partial withdrawal.

If there have been prior increases in face amount, the decrease will be deemed to cancel, first, each increase in reverse chronological order (beginning with the most recent) and then the initial face amount. We will deduct from your policy account value any surrender charge that is associated with any portion of the face amount that is thus deemed to be canceled.

.. TRANSFERS AMONG INVESTMENT OPTIONS. Although we do not currently charge for transfers among investment options, we reserve the right to make a transfer charge up to $25 for each transfer of amounts among your investment options. The transfer charge, if any, is deducted from the amounts transferred from your policy's value in the variable investment options and in our guaranteed interest option based on the proportion that the amount transferred from each variable investment option and from our guaranteed interest option bears to the total amount being transferred. Any such charge would be, in part, to compensate us for our expenses in administering transfers. The charge will never apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automated transfer service or asset rebalancing service.

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SPECIAL SERVICES CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. Please note that we may discontinue some or all of these services without notice.

.. WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

.. EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

.. POLICY ILLUSTRATION CHARGE. Currently, you are entitled to one free illustration each policy year. For each additional illustration, we charge $25. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

.. DUPLICATE POLICY CHARGE. We charge $35 for providing a copy of your policy. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

.. POLICY HISTORY CHARGE. We charge a maximum of $50 for providing you a history of policy transactions. If you request a policy history of less than 5 years from the date of your request, there is no charge. If you request a policy history of more than 5 years but less than 10 years from the date of your request, the current charge is $25. For policy histories of 10 years or more, the charge is $50. For all policy histories, we reserve the right to charge a maximum of $50. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

.. CHARGE FOR RETURNED PAYMENTS. For each payment you make in connection with your policy that is returned for insufficient funds, we will charge a maximum of $25. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

PERIODIC CHARGES

On the first day of each month of the policy, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below.

.. ADMINISTRATIVE CHARGE. In the first policy year, we deduct $15 from your policy account value at the beginning of each policy month. Currently, in all subsequent policy years we deduct $10 at the beginning of each policy month, but not beyond the policy anniversary when the insured person is attained age
100. We reserve the right to increase or decrease this amount in the future, although it will never exceed $10 and will never be deducted beyond the policy anniversary when the insured person is attained age 121. In addition we currently deduct between $0.06 and $0.34 per $1,000 of your initial base policy face amount and any face amount increase above the previous highest face amount at the beginning of each policy month in the first ten policy years and for ten years following a face amount increase. We reserve the right to continue this charge beyond the ten year period previously described, but it will never be deducted beyond the policy anniversary when the insured person is attained age
121. The administrative charge is intended, in part, to compensate us for the costs involved in administering the policy.

If your policy includes the Liquidity Rider, a portion of the administrative charge will be refunded upon surrender within the first six policy years (see "Liquidity Rider" in "More information about policy features and benefits" earlier in this prospectus).

.. COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on a number of factors, including, but not limited to, the individual characteristics of the insured, the face amount and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between
(a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge. The cost of insurance rates are intended, in part, to compensate us for the cost of providing insurance to you under your policy.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.

On a guaranteed basis, we may deduct between $0.02 and $83.34 per $1,000 of the amount for which we are at risk under your policy from your policy account value each month (but not beyond the policy anniversary date when the insured person is attained age 121). As the amount for which we are at risk at any time is the death benefit (calculated as of that time) minus your policy account value at that time, changes in your policy account value resulting from the performance of your investment options can affect your amount at risk, and as a result, your cost of insurance. In addition, our current non-guaranteed cost of insurance rates are zero for policy years in which the insured person's attained age is 100 or older. Our cost of insurance rates are guaranteed not to exceed the maximum rates specified in your policy. For most insured persons at most ages, our current (non-guaranteed) rates are lower than the maximum rates. Subject to any necessary regulatory approvals, we have the ability to raise these rates up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates for gender neutral IncentiveLife Optimizer(R) III policies for insureds who are age 18 or above are based on the 2001 Commissioner's Standard Ordinary 80% Male, 20% Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Table. The guaranteed maximum cost of insurance rates for gender neutral IncentiveLife Optimizer(R) III policies for insureds who are under age 18 are based on the 2001 Commissioner's Standard Ordinary 80% Male, 20% Female Composite Ultimate Age Nearest Birthday Mortality Tables. For all other policies, for insureds who are age 18 or above, the guaranteed maximum cost of insurance rates are based on the 2001 Commissioner's Standard Ordinary Male or Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Tables. For insureds who are under age 18, the guaranteed maximum cost of insurance rates are based on the 2001 Commissioner's Standard Ordinary Male or Female Composite Ultimate Age Nearest Birthday Mortality Tables.

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Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current (non-guaranteed) rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

For policies issued at ages 0-17, an insured person's cost of insurance rate is not based on that person's status as a tobacco user or non-tobacco user. Effective with the policy anniversary when that insured person reaches attained age 18, non-tobacco user cost of insurance rates will be charged for that person. That insured person may also be eligible for a more favorable rating, subject to our underwriting rules.

We offer lower rates for non-tobacco users only if they are at least age 18. You may generally ask us to review the tobacco habits of an insured person issue age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

Similarly, after the first policy year, you may request us to review the insured person's rating to see if they qualify for a reduction in future cost of insurance rates. Any such change will be based upon our general underwriting rules in effect at the time of application, and may include various criteria.

For information concerning possible limitations on any changes, please see "Other information" in "Tax information" earlier in this prospectus.

The change in rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

For policies with a minimum stated face amount of $25,000 which are issued as a result of an Option to Purchase Additional Insurance election or a conversion from a term life policy or rider, our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. Generally, under these circumstances, the current (non-guaranteed) cost of insurance rates are lower for face amounts of $100,000 and higher. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in face amount may cause your cost of insurance rates to go up.

.. MORTALITY AND EXPENSE RISK CHARGE. We will collect a monthly charge for mortality and expense risk. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your policy account value will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons (as a group) will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risks that the cost of issuing and administering policies will be greater than we expected. This charge is designed, in part, to compensate us for taking these risks.


We deduct a monthly charge at an annual rate of 0.60% of the value in your policy's variable investment options and the Market Stabilizer Option(R), if applicable, during the first 8 policy years, with no charge in policy year 9 and thereafter. We reserve the right to increase or decrease this charge in the future, although it will never exceed 1.00% during policy years 1 - 10, and 0.50% during policy years 11 and later. This charge will be calculated at the beginning of each policy month as a percentage of the amount of the policy account that is then allocated to the variable investment options.


.. LOAN INTEREST SPREAD. We charge interest on policy loans but credit you with interest on the amount of the policy account we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. The loan interest spread will not exceed 1%. We deduct this charge on each policy anniversary date, or on loan termination, if earlier. For more information on how this charge is deducted, see "Borrowing from your policy" under "Accessing your money" earlier in this prospectus. As with any loan, the interest we charge on the loans is intended, in part, to compensate us for the time value of the money we are lending and the risk that you will not repay the loan.

OPTIONAL RIDER CHARGES

If you elect the following riders, the charge for each rider is deducted from your policy account value on the first day of each policy month that the rider is in effect. The rider charges are designed to offset the cost of providing the benefit under the rider. The costs of each of the riders below are designed, in part, to compensate us for the additional insurance risk we take on in providing each of these riders and the administrative costs involved in administering them:

.. CHILDREN'S TERM INSURANCE. If you choose this rider, we deduct $0.50 per $1,000 of rider benefit amount from your policy account value each month until the insured under the base policy reaches age 65, while the rider is in effect. The charge for this rider does not vary depending upon the specifics of your policy. However, we will continue to charge you for the rider, even after all of your children, stepchildren and legally adopted children have reached age 25 (when a child's coverage under the rider terminates), unless you notify us in writing that you wish to cancel this rider.

.. DISABILITY DEDUCTION WAIVER. If you choose this rider, we deduct an amount from your policy account value each month until the insured under the base policy reaches age 65, while the rider is in effect. This amount is between 7% and 132% (on a guaranteed basis) of the actual amounts of all the other monthly charges (including charges for other riders you elected) deducted from your policy account value, and depends on the individual insurance risk characteristics of the insured person. The current monthly charges for this rider may be lower than the maximum monthly charges.

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.. DISABILITY WAIVER OF PREMIUM OR MONTHLY DEDUCTIONS. If you choose this rider, we deduct an amount from your policy account value each month until the insured under the policy reaches age 65 and while the rider is in effect. This amount is between $0.01 and $0.60 per $1,000 of initial base policy face amount on a guaranteed basis. We will establish a similar charge for requested base policy face amount increases. If you also select certain of the other optional riders available under your policy, we will deduct additional amounts from your policy account value per $1,000 of rider benefit amount each month while both the other rider and this rider are in effect. These amounts are in addition to the charges for the riders themselves. The current monthly charges for this rider may be lower than the maximum monthly charges.

.. LONG-TERM CARE SERVICES/SM/ RIDER. If you choose this rider without the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.22 and $2.67 per $1,000 of the amount for which we are at risk under the rider from your policy account value each month. If you choose this rider with the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.25 and $2.94 per $1,000 of the amount for which we are at risk under the rider. We will deduct this charge until the insured reaches age 121 while the rider is in effect, but not when rider benefits are being paid. The amount at risk under the rider depends on the death benefit option selected under the policy. For policies with death benefit option A, the amount at risk for the rider is the lesser of (a) the current policy face amount, minus the policy account value (but not less than zero); and (b) the current long-term care specified amount. For policies with death benefit option B, the amount at risk for the rider is the current long-term care specified amount. The current monthly charges for this rider may be lower than the maximum monthly charges.

If you continue coverage under the Nonforfeiture Benefit, the charge for the rider will no longer apply.


.. OPTION TO PURCHASE ADDITIONAL INSURANCE. If you choose this rider and while it is in effect, we deduct between $0.04 and $0.17 per $1,000 of the face amount of the additional insurance available for purchase from your policy account value each month until the insured under the base policy reaches age 40.


.. CHARITABLE LEGACY RIDER. There is no additional charge if you choose this rider.

.. LIQUIDITY RIDER. If you choose this rider, we deduct $0.04 per $1,000 of your initial base policy face amount from your policy account value each month until the earlier of the end of the tenth policy year or termination of the policy or termination of the rider. In addition, we currently reduce this charge to $0.01 per $1000 of the initial base policy face amount for the first 2 policy years. The charge for this rider does not vary depending upon the specifics of your policy. You must notify us in writing if you wish to cancel this rider.

.. ADDING THE LIVING BENEFITS RIDER. If you elect the Living Benefits Rider after the policy is issued, we will deduct $100 from your policy account value at the time of the transaction. This fee is designed, in part, to compensate us for the administrative costs involved in processing the request.

.. EXERCISE OF OPTION TO RECEIVE A TERMINAL ILLNESS "LIVING BENEFIT." If you elect to receive a terminal illness "living benefit," we will deduct up to $250 from any living benefit we pay. This fee is designed, in part, to compensate us for the administrative costs involved in processing the request.

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees.

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain portfolios available under the contract in turn invest in shares of other portfolios of AXA Premier VIP Trust and EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

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11. More information about procedures that apply to your policy

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This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.

DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, notice, transfer or any other transaction request from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAY. Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. We compute unit values for our variable investment options as of the end of each business day.

THIRD PARTY AGREEMENTS. If we have entered into a prior written agreement that authorizes your financial professional to submit transfer requests and/or changes to allocation instructions on your behalf, any such transfer request or change to allocation instructions will be considered received by us on the business day it arrives from your financial professional in complete and proper form at our Administrative Office, or via the appropriate telephone or fax number if the item is of the type we accept by those means. We may terminate any such agreement at any time without prior notice.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them in complete and proper form:

..   premium payments received after the policy's investment start date
    (discussed below)

..   loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request in complete and proper form:

..   withdrawals

..   tax withholding elections

..   face amount decreases that result from a withdrawal

..   changes of allocation percentages for premium payments or monthly deductions

..   surrenders

..   changes of owner

..   changes of beneficiary

..   transfers from a variable investment option to the guaranteed interest option

..   loans

..   transfers among variable investment options

..   assignments

..   policy cancellation

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

..   changes in face amount

..   changes in death benefit option

..   changes of insured person

..   restoration of terminated policies

..   termination of any additional benefit riders you have elected

AUTOMATIC TRANSFER SERVICE. Transfers pursuant to our automatic transfer service (dollar-cost averaging) occur as of the first day of each policy month. If you request the automatic transfer service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.

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POLICY ISSUANCE

REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.

..   If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for (or on a better risk class than applied for), then the register date will be the later of
    (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.

..   If we do not receive your full minimum initial premium at our
    Administrative Office before the issue date or if we issue the policy on a different (less favorable) basis than you applied for, the register date initially will appear on your policy as the date the policy is issued; however, we will move the register date to the date we deliver the policy provided we receive your full minimum initial premium. This will ensure that premiums and charges will commence on the same date as your insurance coverage. If your policy was delivered on the 29th, 30th or 31st of the month, we will move the register date to the 1st of the following month. We will determine the interest rate applicable to the guaranteed interest option based on the Register Date. This rate will be applied to funds allocated to the guaranteed interest option as of the date we receive the full minimum initial premium at our Administrative Office.

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policy owners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the business day your investment first begins to earn a return for you. Generally, this is the later of: (1) the business day we receive the full minimum initial premium at our Administrative Office; and
(2) the register date of your policy. Before this date, your initial premium will be held in a non-interest bearing account.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the full minimum initial premium to your financial professional on or before the day the policy and all amendments are delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and all delivery requirements are completed and (2) the information in the application continues to be true and complete, without material change, as of the date the policy and all amendments are delivered to you and all delivery requirements have been completed and the full minimum initial premium is paid. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.

WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "AXA Equitable."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to AXA Equitable, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than AXA Equitable and endorsed over to AXA Equitable only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments. The regulations provide both new and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.

YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

Your policy has the Substitution of Insured Person Rider and after the policy's second year, we will permit you to request that a new insured person replace the existing one subject to our rules then in effect. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

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Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics. In addition, any no-lapse guarantee and Long-Term Care Services/SM/ Rider will terminate. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," or in some cases require that we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that we believe causes your policy to fail the definition of life insurance or causes the policy to lose its ability to be tested under the 2001 CSO tables. See "Other information" under "Tax information" earlier in this prospectus. Also, if your policy is on loan extension, you may not request to substitute the insured person.

REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your taxpayer identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, other documentation we require, and provide a representation that your policy is not being exchanged for another life or annuity contract.

Finally, in order for your surrender request to be complete, you must return your policy to us.

GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of IncentiveLife Optimizer(R) III in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for IncentiveLife Optimizer(R) III policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific IncentiveLife Optimizer(R) III policy.

FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.

BROKER TRANSACTION AUTHORITY

After your policy has been issued, we may accept transfer requests and changes to your premium allocation instructions or fund transfers by telephone, mail, facsimile or electronically, and requests for automatic transfer service and asset rebalancing service in writing, by mail or facsimile, from your financial professional, provided that we have your prior written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA
Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity. AXA Equitable may terminate any such authorization at any time without prior notice.

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12. More information about other matters

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ABOUT OUR GENERAL ACCOUNT

This policy is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a policy's account value or any guaranteed benefits with which the policy was issued. AXA Equitable is solely responsible to the policy owner for the policy's account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the policy are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular policy or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the policies in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The policy is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.

TRANSFERS OF YOUR POLICY ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. If a request cannot be fully administered, only the part that is in good order will be processed. Any part of the request that cannot be processed will be denied and an explanation will be provided to you. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if:
(1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; (3) we receive notice of the insured person's death; or (4) your policy is placed on loan extension. Similarly, the asset rebalancing program will terminate if either
(2), (3) or (4) occurs.

DISRUPTIVE TRANSFER ACTIVITY. You should note that the policy is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The policy is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of

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market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying portfolios of outside trusts with which AXA Equitable has entered participation agreements (the "unaffiliated trusts" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us policy owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a policy is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the policy owner explaining that AXA Equitable has a policy against disruptive transfer activity and that if such activity continues, certain transfer privileges may be eliminated. If and when the policy owner is identified a second time as engaged in potentially disruptive transfer activity under the policy, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected policy. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all policy owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our policy owners, we will work with the unaffiliated trust to review policy owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by policy owners. As of the date of this prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the policy owner.

Policy owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, policy owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some policy owners may be treated differently than others, resulting in the risk that some policy owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

TELEPHONE AND INTERNET REQUESTS

If you are a properly authorized person, you may make transfers between investment options over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By Phone:" in "How to reach us" from a touch-tone phone, if the policy is individually owned and you are the owner, or through axa.com or us.axa.com for those outside the U.S. if you are the individual owner:

..   changes of premium allocation percentages

..   changes of address

..   request forms and statements

..   to request a policy loan (loan requests cannot be made online by corporate policy owners)

..   enroll for electronic delivery and view statements/documents online

..   to pay your premium or make a loan repayment

..   change of beneficiary(ies)

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to enroll through axa.com or us.axa.com for those outside the U.S. or use ACH payments via AXA Equitable's Interactive Telephone Service, you must first agree to the terms and conditions set forth in our axa.com or us.axa.com for those outside the U.S. Online Services Agreement or our AXA Equitable's Interactive Telephone Service Terms and Conditions, which you can find at our website or request via the automated telephone system, respectively. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any transactions. We will assume that all instructions received through axa.com or us.axa.com for those outside the U.S., or AXA Equitable's Interactive Telephone Service from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to axa.com or us.axa.com for those outside the U.S., or AXA Equitable's Interactive Telephone Service if we have reason to believe the instructions given are unauthorized.

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

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We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or fax transaction request that is not completed by the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.

CYBERSECURITY

Our variable life insurance product business is highly dependent upon the effective operation of our computer systems and those of our business partners, so our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy account value. For instance, cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate your policy account value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose policy account value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy due to cyber-attacks or information security breaches in the future.

SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).

WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your policy account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy account value; or
(c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

..   combine two or more variable investment options or withdraw assets relating to IncentiveLife Optimizer(R) III from one investment option and put them into another;

..   end the registration of, or re-register, Separate Account FP under the
    Investment Company Act of 1940;

..   operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

..   restrict or eliminate any voting rights or privileges of policy owners (or other persons) that affect Separate Account FP;

..   operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

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We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, policy account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.

REPORTS WE WILL SEND YOU

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, policy account value, cash surrender value (i.e., policy account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) if there are any errors.

DISTRIBUTION OF THE POLICIES

The policies are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account FP. The offering of the policies is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The policies are sold by financial professionals of AXA Advisors and its affiliates. The policies are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on policies sold. AXA Equitable may also make additional payments to the Distributors and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its policies, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the prospectus are imposed as separate fees or charges under your policy. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the policy and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the policy, see "Risk/benefit summary: Charges and expenses you will pay" and "More information about certain policy charges" earlier in this prospectus.

As used below, the "target premium" is actuarially determined for each policy, based on that policy's specific characteristics, as well as the policy's face amount and Distributor, among other factors.


AXA ADVISORS COMPENSATION. AXA Equitable pays compensation to AXA Advisors based on premium payments made on the policies sold through AXA Advisors ("premium-based compensation") in combination with ongoing annual compensation based on a percentage of the unloaned account value of the policy sold ("asset-based compensation"). AXA Advisors, in turn, may pay a portion of the premium-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. Depending on the compensation schedule selected by your AXA Advisors financial professional and/or the Selling broker-dealer from the three options specified below, the premium- and asset-based compensation will generally not exceed:

(1)99% of the premiums you pay up to one target premium in your policy's first year, plus 8.5% of all other premiums you pay in your policy's first year; plus 5.8% of all other premiums you pay in policy years two through five; plus 3.8% of all other premiums you pay in policy years six through ten, and 2.5% thereafter; plus asset-based compensation of up to 0.10% in policy years eleven and later.

(2)58.7% of the premiums you pay up to one target premium in your policy's first year, plus 8.5% of all other premiums you pay in your policy's first year; plus 15% of premiums you pay up to one target premium in policy years two through five, plus 7% of all other premiums you pay in policy years two through five; plus 13% of premiums you pay up to one target premium in policy years six through seven, plus 5% of all other premiums you pay in policy years six through seven; plus 2% of all premiums you pay in policy years eight through ten, and 1.5% thereafter; plus asset-based compensation of up to 0.30% in policy years eight and later.

(3)36.7% of the premiums you pay up to one target premium in your policy's first year, plus 8.5% of all other premiums you pay in your policy's first year; plus 8% of premiums you pay up to one targetpremium in policy years two through five, plus 7% of all other premiums you pay in policy years two through five; plus 6% of premiums you pay up to one target premium in policy years six through seven, plus 5% of all other premiums you pay in policy years six through seven; plus 2% of all premiums you pay in policy years eight through ten, and 1.5% thereafter; plus asset-based compensation of up to 0.30% in policy years eight and later.


Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both premium-based and asset-

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based compensation could over time exceed the total compensation that would otherwise be paid on the basis of premiums alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. When a policy is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the amount and type of compensation paid to the Selling broker-dealer's financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

AXA Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their policy.

AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable policies and policies offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

DIFFERENTIAL COMPENSATION. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of premium-based compensation and/or asset-based compensation for the sale of an AXA Equitable policy than it pays for the sale of a policy or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same policy. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable policies. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable policies than products issued by other companies. Other forms of compensation provided to its financial professionals include health and retirement benefits, expense reimbursements, marketing allowances and premium-based payments, known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable policies and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable policy over a policy or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.


AXA DISTRIBUTORS COMPENSATION. AXA Equitable pays premium-based and asset-based compensation (together, "compensation") to AXA Distributors. Premium-based compensation is paid based on AXA Equitable policies sold through AXA Distributors' Selling broker-dealers. Asset-based compensation is paid based on the unloaned account value of policies sold through certain of AXA Distributor's Selling broker-dealers. AXA Distributors pays a portion of the compensation it receives to the Selling broker-dealer making the sale. Depending on the compensation schedule selected by the Selling broker-dealer from the three options specified below, premium and asset-based compensation will generally not exceed:

(1)135% of the premiums you pay up to one target premium in your policy's first year, plus 7% of all other premiums you pay in your policy's first year; plus 2.8% of all other premiums you pay in policy years two through ten; plus asset-based compensation of up to 0.10% in policy years 11 and later.

(2)80% of the premiums you pay up to one target premium in your policy's first year, plus 7% of all other premiums you pay in your policy's first year; plus 12% of all other premiums you pay up to one target premium in policy years two through seven, plus 4% of all other premiums you pay in policy years two through seven; plus asset-based compensation of up to 0.30% in policy years eight and later.

(3)50% of the premiums you pay up to one target premium in your policy's first year, plus 7% of all other premiums you pay in your policy's first year; plus 5% of all other premiums you pay up to one target premium in policy years two through seven, plus 4% of all other premiums you pay in policy years two through seven; plus asset-based compensation of up to 0.30% in policy years eight and later.

The compensation paid by AXA Distributors varies among Selling broker-dealers.


The Selling broker-dealer, not AXA Distributors, determines the amount and type of compensation paid to the Selling broker-dealer's financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

These payments above also include compensation to cover operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

ADDITIONAL PAYMENTS BY AXA DISTRIBUTORS TO SELLING BROKER-DEALERS. AXA Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the policy owner. Payments may be based on ongoing sales, on the aggregate account value attributable to policies sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA Distributors increases the marketing allowance as certain sales

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thresholds are met. AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). AXA Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA Equitable policies exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable policies over policies and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2014) received additional payments. These additional payments ranged from $40.15 to $4,874,706.21. AXA Equitable and its affiliates may also have additional business arrangements with Selling broker-dealers. For more information, ask your financial professional.

1st Global Capital Corporation
Allstate Financial Services, LLC
American Portfolios Financial Services
Ameriprise Financial Services
BBVA Compass Investment Solutions, Inc.
Cambridge Investment Research
Capital Investment Group
CCO Investment Services Corporation
Centaurus Financial, Inc.
Cetera Advisors, LLC
Cetera Advisors Networks, LLC
Cetera Financial Specialists, LLC
Cetera Investment Services, LLC
CFD Investments, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUNA Brokerage Services
Cuso Financial Services, L.P.
Essex National Securities, Inc.
Farmer's Financial Solution
First Allied Securities Inc.
First Citizens Investor Services, Inc.
First Southeast Investor Services
First Tennessee Brokerage Inc.
Founders Financial Securities
FSC Securities Corporation
Geneos Wealth Management Inc.
GWN Securities, Inc.
H.D. Vest Investment Securities, Inc.
Harbour Investments
ICA/First Dakota, Inc.
IFC Holdings, Inc.
Independent Financial Group, LLC
Investacorp, Inc.
Investment Professionals, Inc.
Investors Capital Corporation
James T. Borello & Company
Janney Montgomery Scott LLC
JP Turner & Company, LLC
Key Investment Services LLC
Kovack Securities
Legend Equities
Lincoln Financial Advisors Corp.
Lincoln Financial Services Corp.
LPL Financial Corporation
Lucia Securities, LLC
Mercap Securities, LLC
Merrill Lynch Life Agency, Inc.
MetLife Securities, Inc.
Morgan Stanley Smith Barney
Mutual Service Corporation
National Planning Corporation
Navy Federal Brokerage Services
New England Securities, Inc.
Next Financial Group, Inc.
NFP Securities Inc.
PNC Investments
Prime Capital Services
Primerica Financial Services
Questar Capital Corporation
Raymond James & Associates
Raymond James Insurance Group
RBC Capital Markets Corporation
Robert W Baird & Company
Royal Alliance Associates, Inc.
Sage Point Financial, Inc.
Santander Securities Corporation
Securities America Inc.
Signator Financial Services
Signator Investors, Inc.
SII Investments
Sorrento Pacific Financial LLC
Southwest Securities, Inc.
Summit Brokerage Services, Inc.
SunTrust Investments
SWS Financial Services
Tavenner Group
Tower Squares Securities
TransAmerica Financial Advisors
Triad Advisors
U.S Bancorp Investments, Inc.
UBS Financial Services, Inc.
UVEST Financial Services Group
Valmark Securities, Inc.
Voya Financial Advisors
Walnut Street Services
Waterstone Financial Group
Wells Fargo Advisors Financial Network, LLC
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC
Wesom Financial Services, LLC
Woodbury Financial Services, Inc.

LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policy owner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect on Separate Account FP, our ability to meet our obligations under the policies, or the distribution of the policies.

                     MORE INFORMATION ABOUT OTHER MATTERS

13. Financial statements of Separate Account FP and AXA Equitable

--------------------------------------------------------------------------------

The financial statements of Separate Account FP, as well as the consolidated financial statements of AXA Equitable, are in the Statement of Additional Information ("SAI").

The financial statements of AXA Equitable have relevance for the policies only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) and requesting to speak with a customer service representative.

         FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP AND AXA EQUITABLE

14. Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a HYPOTHETICAL ILLUSTRATION. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a PERSONALIZED ILLUSTRATION. NO ILLUSTRATION WILL EVER SHOW YOU THE ACTUAL VALUES AVAILABLE UNDER YOUR POLICY AT ANY GIVEN POINT IN TIME. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2014 (or expected to be incurred in 2015, if such amount is expected to be higher) of the available underlying portfolios in different ways. An ARITHMETIC ILLUSTRATION uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A WEIGHTED ILLUSTRATION computes the average of investment management fees and expenses based upon the aggregate assets in the Portfolios at the end of 2014. You may request a weighted illustration that computes the average of investment management fees and expenses of just the EQ Advisors Trust portfolios, just the AXA Strategic Allocation portfolios, or all portfolios. If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios. A FUND SPECIFIC ILLUSTRATION uses only the investment management fees and expenses of a specific underlying portfolio. A HISTORICAL ILLUSTRATION reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance. You may also request a personalized illustration of the guaranteed interest option that assumes a portion of net premiums allocated to the guaranteed interest option.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

Currently, you are entitled to one free illustration each policy year. For each additional illustration in a policy year, we charge $25. Appendix I to this prospectus contains an arithmetic hypothetical illustration.

                          PERSONALIZED ILLUSTRATIONS

Appendix I: Hypothetical illustrations

--------------------------------------------------------------------------------

ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS

The following tables illustrate the changes in death benefit, policy account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A or death benefit option B. The tables assume annual planned periodic premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old preferred elite risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the policy account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. AXA Equitable is not able to predict the future performance of the investment options. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (1.08)%, 4.86% and 10.79%. These net annual rates of return do not reflect the mortality and expense risk charge, or other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options. The tables headed "Using Current Charges" assume that the current rates for the following charges deducted by AXA Equitable in each year illustrated: premium charge, administrative charge, cost of insurance charge, mortality and expense risk charge (including AXA Equitable's currently planned reduction in the policy's 9th year). The tables headed "Using Guaranteed Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no changes in coverage are requested and (iv) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.54%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.54%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. THESE RATES DO NOT REFLECT EXPENSE LIMITATION ARRANGEMENTS IN EFFECT WITH RESPECT TO CERTAIN OF THE UNDERLYING PORTFOLIOS. IF THOSE ARRANGEMENTS HAD BEEN ASSUMED, THE POLICY VALUES WOULD BE HIGHER THAN THOSE SHOWN IN THE FOLLOWING TABLES. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

INCENTIVELIFE OPTIMIZER III

$600,000 FACE AMOUNT


MALE, ISSUE AGE 35, PREFERRED ELITE NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS OPTION A

INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $6,390*

USING CURRENT CHARGES
USING GUIDELINE PREMIUM TEST


---------------------------------------------------------------------------------------------------------------------

                               DEATH BENEFIT                   ACCOUNT VALUE             NET CASH SURRENDER VALUE
                               -------------                   -------------             ------------------------

          PREMIUMS
END OF  ACCUMULATED
POLICY AT 5% INTEREST   ASSUMING HYPOTHETICAL GROSS     ASSUMING HYPOTHETICAL GROSS     ASSUMING HYPOTHETICAL GROSS
 YEAR     PER YEAR     ANNUAL INVESTMENT RETURN OF:    ANNUAL INVESTMENT RETURN OF:    ANNUAL INVESTMENT RETURN OF:
---------------------------------------------------------------------------------------------------------------------
                      0% GROSS  6% GROSS   12% GROSS  0% GROSS  6% GROSS   12% GROSS  0% GROSS  6% GROSS   12% GROSS
---------------------------------------------------------------------------------------------------------------------
   1     $    6,710   $600,000 $  600,000 $   600,000 $  4,754 $    5,072 $     5,390 $      0 $        0 $         0
---------------------------------------------------------------------------------------------------------------------
   2     $   13,754   $600,000 $  600,000 $   600,000 $  9,473 $   10,404 $    11,372 $      0 $        0 $       800
---------------------------------------------------------------------------------------------------------------------
   3     $   21,152   $600,000 $  600,000 $   600,000 $ 14,228 $   16,085 $    18,091 $  4,328 $    6,185 $     8,191
---------------------------------------------------------------------------------------------------------------------
   4     $   28,919   $600,000 $  600,000 $   600,000 $ 18,894 $   21,996 $    25,481 $  9,762 $   12,864 $    16,349
---------------------------------------------------------------------------------------------------------------------
   5     $   37,074   $600,000 $  600,000 $   600,000 $ 23,467 $   28,143 $    33,605 $ 15,151 $   19,827 $    25,289
---------------------------------------------------------------------------------------------------------------------
   6     $   45,637   $600,000 $  600,000 $   600,000 $ 27,942 $   34,529 $    42,531 $ 20,700 $   27,287 $    35,289
---------------------------------------------------------------------------------------------------------------------
   7     $   54,629   $600,000 $  600,000 $   600,000 $ 32,328 $   41,172 $    52,349 $ 26,154 $   34,998 $    46,175
---------------------------------------------------------------------------------------------------------------------
   8     $   64,070   $600,000 $  600,000 $   600,000 $ 36,620 $   48,076 $    63,143 $ 31,514 $   42,970 $    58,037
---------------------------------------------------------------------------------------------------------------------
   9     $   73,983   $600,000 $  600,000 $   600,000 $ 41,174 $   55,731 $    75,660 $ 37,470 $   52,027 $    71,956
---------------------------------------------------------------------------------------------------------------------
  10     $   84,391   $600,000 $  600,000 $   600,000 $ 45,671 $   63,761 $    89,549 $ 45,671 $   63,761 $    89,549
---------------------------------------------------------------------------------------------------------------------
  15     $  144,781   $600,000 $  600,000 $   600,000 $ 71,089 $  114,668 $   190,722 $ 71,089 $  114,668 $   190,722
---------------------------------------------------------------------------------------------------------------------
  20     $  221,856   $600,000 $  600,000 $   600,000 $ 94,655 $  179,352 $   361,605 $ 94,655 $  179,352 $   361,605
---------------------------------------------------------------------------------------------------------------------
  25     $  320,225   $600,000 $  600,000 $   870,827 $114,643 $  260,509 $   649,871 $114,643 $  260,509 $   649,871
---------------------------------------------------------------------------------------------------------------------
  30     $  445,771   $600,000 $  600,000 $ 1,382,581 $128,189 $  361,804 $ 1,133,263 $128,189 $  361,804 $ 1,133,263
---------------------------------------------------------------------------------------------------------------------
  35     $  606,004   $600,000 $  600,000 $ 2,254,214 $134,010 $  491,730 $ 1,943,288 $134,010 $  491,730 $ 1,943,288
---------------------------------------------------------------------------------------------------------------------
  40     $  810,506   $600,000 $  707,970 $ 3,534,901 $128,420 $  661,655 $ 3,303,646 $128,420 $  661,655 $ 3,303,646
---------------------------------------------------------------------------------------------------------------------
  45     $1,071,508   $600,000 $  923,700 $ 5,874,855 $101,395 $  879,715 $ 5,595,100 $101,395 $  879,715 $ 5,595,100
---------------------------------------------------------------------------------------------------------------------
  50     $1,404,620   $600,000 $1,211,302 $ 9,880,475 $ 29,392 $1,153,621 $ 9,409,976 $ 29,392 $1,153,621 $ 9,409,976
---------------------------------------------------------------------------------------------------------------------
  55     $1,829,765         ** $1,567,349 $16,484,618       ** $1,492,713 $15,699,636       ** $1,492,713 $15,699,636
---------------------------------------------------------------------------------------------------------------------
  60     $2,372,370         ** $1,944,250 $26,477,935       ** $1,925,000 $26,215,777       ** $1,925,000 $26,215,777
---------------------------------------------------------------------------------------------------------------------
  65     $3,064,886         ** $2,513,658 $44,480,760       ** $2,488,771 $44,040,356       ** $2,488,771 $44,040,356
---------------------------------------------------------------------------------------------------------------------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.
** Policy lapses unless additional payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

INCENTIVELIFE OPTIMIZER III

$600,000 FACE AMOUNT


MALE, ISSUE AGE 35, PREFERRED ELITE NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS OPTION A

INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $6,390*

USING GUARANTEED CHARGES
USING GUIDELINE PREMIUM TEST


---------------------------------------------------------------------------------------------------------------

                              DEATH BENEFIT                 ACCOUNT VALUE           NET CASH SURRENDER VALUE
                              -------------                 -------------           ------------------------

          PREMIUMS
END OF  ACCUMULATED
POLICY AT 5% INTEREST  ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS
 YEAR     PER YEAR    ANNUAL INVESTMENT RETURN OF:  ANNUAL INVESTMENT RETURN OF:  ANNUAL INVESTMENT RETURN OF:
---------------------------------------------------------------------------------------------------------------
                      0% GROSS 6% GROSS  12% GROSS  0% GROSS 6% GROSS  12% GROSS  0% GROSS 6% GROSS  12% GROSS
---------------------------------------------------------------------------------------------------------------
   1     $    6,710   $600,000 $600,000 $   600,000 $ 4,280  $  4,582 $     4,885 $     0  $      0 $         0
---------------------------------------------------------------------------------------------------------------
   2     $   13,754   $600,000 $600,000 $   600,000 $ 8,501  $  9,370 $    10,274 $     0  $      0 $         0
---------------------------------------------------------------------------------------------------------------
   3     $   21,152   $600,000 $600,000 $   600,000 $12,611  $ 14,316 $    16,162 $ 2,711  $  4,416 $     6,262
---------------------------------------------------------------------------------------------------------------
   4     $   28,919   $600,000 $600,000 $   600,000 $16,588  $ 19,403 $    22,573 $ 7,456  $ 10,271 $    13,441
---------------------------------------------------------------------------------------------------------------
   5     $   37,074   $600,000 $600,000 $   600,000 $20,443  $ 24,645 $    29,566 $12,127  $ 16,329 $    21,250
---------------------------------------------------------------------------------------------------------------
   6     $   45,637   $600,000 $600,000 $   600,000 $24,172  $ 30,042 $    37,194 $16,930  $ 22,800 $    29,952
---------------------------------------------------------------------------------------------------------------
   7     $   54,629   $600,000 $600,000 $   600,000 $27,762  $ 35,583 $    45,502 $21,588  $ 29,409 $    39,329
---------------------------------------------------------------------------------------------------------------
   8     $   64,070   $600,000 $600,000 $   600,000 $31,199  $ 41,260 $    54,544 $26,093  $ 36,154 $    49,438
---------------------------------------------------------------------------------------------------------------
   9     $   73,983   $600,000 $600,000 $   600,000 $34,564  $ 47,188 $    64,546 $30,860  $ 43,484 $    60,842
---------------------------------------------------------------------------------------------------------------
  10     $   84,391   $600,000 $600,000 $   600,000 $37,764  $ 53,257 $    75,454 $37,764  $ 53,257 $    75,454
---------------------------------------------------------------------------------------------------------------
  15     $  144,781   $600,000 $600,000 $   600,000 $52,466  $ 87,949 $   150,798 $52,466  $ 87,949 $   150,798
---------------------------------------------------------------------------------------------------------------
  20     $  221,856   $600,000 $600,000 $   600,000 $63,035  $128,492 $   273,541 $63,035  $128,492 $   273,541
---------------------------------------------------------------------------------------------------------------
  25     $  320,225   $600,000 $600,000 $   637,423 $65,853  $173,276 $   475,689 $65,853  $173,276 $   475,689
---------------------------------------------------------------------------------------------------------------
  30     $  445,771   $600,000 $600,000 $   985,193 $56,649  $221,116 $   807,535 $56,649  $221,116 $   807,535
---------------------------------------------------------------------------------------------------------------
  35     $  606,004   $600,000 $600,000 $ 1,558,642 $26,916  $269,330 $ 1,343,657 $26,916  $269,330 $ 1,343,657
---------------------------------------------------------------------------------------------------------------
  40     $  810,506         ** $600,000 $ 2,369,429      **  $315,472 $ 2,214,419      **  $315,472 $ 2,214,419
---------------------------------------------------------------------------------------------------------------
  45     $1,071,508         ** $600,000 $ 3,820,882      **  $350,199 $ 3,638,935      **  $350,199 $ 3,638,935
---------------------------------------------------------------------------------------------------------------
  50     $1,404,620         ** $600,000 $ 6,197,121      **  $348,499 $ 5,902,020      **  $348,499 $ 5,902,020
---------------------------------------------------------------------------------------------------------------
  55     $1,829,765         ** $600,000 $ 9,873,115      **  $217,139 $ 9,402,967      **  $217,139 $ 9,402,967
---------------------------------------------------------------------------------------------------------------
  60     $2,372,370         **       ** $15,162,979      **        ** $15,012,851      **        ** $15,012,851
---------------------------------------------------------------------------------------------------------------
  65     $3,064,886         **       ** $24,589,658      **        ** $24,346,196      **        ** $24,346,196
---------------------------------------------------------------------------------------------------------------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.
** Policy lapses unless additional payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

INCENTIVELIFE OPTIMIZER III

$600,000 FACE AMOUNT


MALE, ISSUE AGE 35, PREFERRED ELITE NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS OPTION B

INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $6,860*

USING CURRENT CHARGES
USING GUIDELINE PREMIUM TEST


-----------------------------------------------------------------------------------------------------------------

                               DEATH BENEFIT                  ACCOUNT VALUE           NET CASH SURRENDER VALUE
                               -------------                  -------------           ------------------------

          PREMIUMS
END OF  ACCUMULATED
POLICY AT 5% INTEREST   ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS
 YEAR     PER YEAR     ANNUAL INVESTMENT RETURN OF:   ANNUAL INVESTMENT RETURN OF:  ANNUAL INVESTMENT RETURN OF:
-----------------------------------------------------------------------------------------------------------------
                      0% GROSS  6% GROSS   12% GROSS  0% GROSS 6% GROSS  12% GROSS  0% GROSS 6% GROSS  12% GROSS
-----------------------------------------------------------------------------------------------------------------
   1     $    7,203   $605,187 $  605,531 $   605,874 $  5,187 $  5,531 $     5,874 $      0 $      0 $         0
-----------------------------------------------------------------------------------------------------------------
   2     $   14,766   $610,329 $  611,339 $   612,389 $ 10,329 $ 11,339 $    12,389 $      0 $    767 $     1,817
-----------------------------------------------------------------------------------------------------------------
   3     $   22,707   $615,509 $  617,523 $   619,700 $ 15,509 $ 17,523 $    19,700 $  5,609 $  7,623 $     9,800
-----------------------------------------------------------------------------------------------------------------
   4     $   31,046   $620,589 $  623,957 $   627,740 $ 20,589 $ 23,957 $    27,740 $ 11,457 $ 14,825 $    18,608
-----------------------------------------------------------------------------------------------------------------
   5     $   39,801   $625,567 $  630,645 $   636,575 $ 25,567 $ 30,645 $    36,575 $ 17,251 $ 22,329 $    28,259
-----------------------------------------------------------------------------------------------------------------
   6     $   48,994   $630,438 $  637,592 $   646,279 $ 30,438 $ 37,592 $    46,279 $ 23,196 $ 30,349 $    39,037
-----------------------------------------------------------------------------------------------------------------
   7     $   58,647   $635,209 $  644,813 $   656,947 $ 35,209 $ 44,813 $    56,947 $ 29,036 $ 38,640 $    50,773
-----------------------------------------------------------------------------------------------------------------
   8     $   68,782   $639,877 $  652,317 $   668,671 $ 39,877 $ 52,317 $    68,671 $ 34,771 $ 47,211 $    63,565
-----------------------------------------------------------------------------------------------------------------
   9     $   79,424   $644,828 $  660,631 $   682,257 $ 44,828 $ 60,631 $    82,257 $ 41,124 $ 56,927 $    78,553
-----------------------------------------------------------------------------------------------------------------
  10     $   90,599   $649,713 $  669,346 $   697,322 $ 49,713 $ 69,346 $    97,322 $ 49,713 $ 69,346 $    97,322
-----------------------------------------------------------------------------------------------------------------
  15     $  155,430   $676,930 $  724,065 $   806,295 $ 76,930 $124,065 $   206,295 $ 76,930 $124,065 $   206,295
-----------------------------------------------------------------------------------------------------------------
  20     $  238,174   $701,974 $  793,088 $   989,074 $101,974 $193,088 $   389,074 $101,974 $193,088 $   389,074
-----------------------------------------------------------------------------------------------------------------
  25     $  343,778   $722,642 $  877,913 $ 1,293,733 $122,642 $277,913 $   693,733 $122,642 $277,913 $   693,733
-----------------------------------------------------------------------------------------------------------------
  30     $  478,559   $735,118 $  978,342 $ 1,798,924 $135,118 $378,342 $ 1,198,924 $135,118 $378,342 $ 1,198,924
-----------------------------------------------------------------------------------------------------------------
  35     $  650,577   $737,541 $1,096,234 $ 2,640,052 $137,541 $496,234 $ 2,040,052 $137,541 $496,234 $ 2,040,052
-----------------------------------------------------------------------------------------------------------------
  40     $  870,121   $725,413 $1,231,029 $ 4,042,783 $125,413 $631,029 $ 3,442,783 $125,413 $631,029 $ 3,442,783
-----------------------------------------------------------------------------------------------------------------
  45     $1,150,320   $687,993 $1,374,463 $ 6,379,701 $ 87,993 $774,463 $ 5,779,701 $ 87,993 $774,463 $ 5,779,701
-----------------------------------------------------------------------------------------------------------------
  50     $1,507,934   $605,678 $1,505,252 $10,268,306 $  5,678 $905,252 $ 9,668,306 $  5,678 $905,252 $ 9,668,306
-----------------------------------------------------------------------------------------------------------------
  55     $1,964,349         ** $1,588,838 $16,928,056       ** $988,838 $16,121,958       ** $988,838 $16,121,958
-----------------------------------------------------------------------------------------------------------------
  60     $2,546,864         ** $1,582,028 $27,465,537       ** $982,028 $26,865,537       ** $982,028 $26,865,537
-----------------------------------------------------------------------------------------------------------------
  65     $3,290,316         ** $1,422,042 $45,504,780       ** $822,042 $44,904,780       ** $822,042 $44,904,780
-----------------------------------------------------------------------------------------------------------------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.
** Policy lapses unless additional payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

INCENTIVELIFE OPTIMIZER III

$600,000 FACE AMOUNT


MALE, ISSUE AGE 35, PREFERRED ELITE NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS OPTION B

INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $6,860*

USING GUARANTEED CHARGES
USING GUIDELINE PREMIUM TEST


---------------------------------------------------------------------------------------------------------------

                              DEATH BENEFIT                 ACCOUNT VALUE           NET CASH SURRENDER VALUE
                              -------------                 -------------           ------------------------

          PREMIUMS
END OF  ACCUMULATED
POLICY AT 5% INTEREST  ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS
 YEAR     PER YEAR    ANNUAL INVESTMENT RETURN OF:  ANNUAL INVESTMENT RETURN OF:  ANNUAL INVESTMENT RETURN OF:
---------------------------------------------------------------------------------------------------------------
                      0% GROSS 6% GROSS  12% GROSS  0% GROSS 6% GROSS  12% GROSS  0% GROSS 6% GROSS  12% GROSS
---------------------------------------------------------------------------------------------------------------
   1     $    7,203   $604,708 $605,035 $   605,363 $ 4,708  $  5,035 $     5,363 $     0  $      0 $         0
---------------------------------------------------------------------------------------------------------------
   2     $   14,766   $609,342 $610,287 $   611,271 $ 9,342  $ 10,287 $    11,271 $     0  $      0 $       699
---------------------------------------------------------------------------------------------------------------
   3     $   22,707   $613,850 $615,708 $   617,719 $13,850  $ 15,708 $    17,719 $ 3,950  $  5,808 $     7,819
---------------------------------------------------------------------------------------------------------------
   4     $   31,046   $618,213 $621,282 $   624,736 $18,213  $ 21,282 $    24,736 $ 9,081  $ 12,150 $    15,604
---------------------------------------------------------------------------------------------------------------
   5     $   39,801   $622,437 $627,019 $   632,381 $22,437  $ 27,019 $    32,381 $14,121  $ 18,703 $    24,065
---------------------------------------------------------------------------------------------------------------
   6     $   48,994   $626,521 $632,919 $   640,710 $26,521  $ 32,919 $    40,710 $19,279  $ 25,677 $    33,468
---------------------------------------------------------------------------------------------------------------
   7     $   58,647   $630,450 $638,972 $   649,771 $30,450  $ 38,972 $    49,771 $24,276  $ 32,798 $    43,597
---------------------------------------------------------------------------------------------------------------
   8     $   68,782   $634,208 $645,164 $   659,615 $34,208  $ 45,164 $    59,615 $29,102  $ 40,058 $    54,509
---------------------------------------------------------------------------------------------------------------
   9     $   79,424   $637,885 $651,619 $   670,483 $37,885  $ 51,619 $    70,483 $34,181  $ 47,915 $    66,779
---------------------------------------------------------------------------------------------------------------
  10     $   90,599   $641,377 $658,215 $   682,308 $41,377  $ 58,215 $    82,308 $41,377  $ 58,215 $    82,308
---------------------------------------------------------------------------------------------------------------
  15     $  155,430   $657,320 $695,567 $   763,142 $57,320  $ 95,567 $   163,142 $57,320  $ 95,567 $   163,142
---------------------------------------------------------------------------------------------------------------
  20     $  238,174   $668,493 $738,067 $   891,528 $68,493  $138,067 $   291,528 $68,493  $138,067 $   291,528
---------------------------------------------------------------------------------------------------------------
  25     $  343,778   $670,821 $781,943 $ 1,092,454 $70,821  $181,943 $   492,454 $70,821  $181,943 $   492,454
---------------------------------------------------------------------------------------------------------------
  30     $  478,559   $659,823 $821,813 $ 1,406,465 $59,823  $221,813 $   806,465 $59,823  $221,813 $   806,465
---------------------------------------------------------------------------------------------------------------
  35     $  650,577   $627,822 $846,651 $ 1,895,177 $27,822  $246,651 $ 1,295,177 $27,822  $246,651 $ 1,295,177
---------------------------------------------------------------------------------------------------------------
  40     $  870,121         ** $839,628 $ 2,657,222      **  $239,628 $ 2,057,222      **  $239,628 $ 2,057,222
---------------------------------------------------------------------------------------------------------------
  45     $1,150,320         ** $762,099 $ 3,834,681      **  $162,099 $ 3,234,681      **  $162,099 $ 3,234,681
---------------------------------------------------------------------------------------------------------------
  50     $1,507,934         **       ** $ 5,632,307      **        ** $ 5,032,307      **        ** $ 5,032,307
---------------------------------------------------------------------------------------------------------------
  55     $1,964,349         **       ** $ 8,356,065      **        ** $ 7,756,065      **        ** $ 7,756,065
---------------------------------------------------------------------------------------------------------------
  60     $2,546,864         **       ** $12,494,923      **        ** $11,894,923      **        ** $11,894,923
---------------------------------------------------------------------------------------------------------------
  65     $3,290,316         **       ** $18,875,687      **        ** $18,275,687      **        ** $18,275,687
---------------------------------------------------------------------------------------------------------------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.
** Policy lapses unless additional payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

Appendix II: Calculating the alternate death benefit

--------------------------------------------------------------------------------

USING THE GUIDELINE PREMIUM TEST:

The following examples demonstrate how we calculate the death benefit under Option A and Option B. The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is age 65 at the time of death and that there is no outstanding debt. We also assume that the owner selected the guideline premium test. Policy 1 shows what the death benefit would be for a policy with low account value. Policy 2 shows what the death benefit would be for a policy with a higher account value.

The alternate death benefit is equal to the policy account value times the death benefit percentage. If the account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected. In the example below, the alternate death benefit for Policy 1 is $42,000 ($35,000 x 120%) and the alternate death benefit for Policy 2 is $102,000 ($85,000 x 120%). The basic death benefit under Option A is equal to the face amount ($100,000) on the date of death. If the owner of Policy 1 elected Option A, the death benefit would equal the face amount, since the alternate death benefit amount ($42,000) is less than the face amount ($100,000). If the owner of Policy 2 elected Option A, the death benefit would be the alternate death benefit ($102,000), since the alternate death benefit ($102,000) is greater than the face amount ($100,000). The basic death benefit under Option B is equal to the face amount plus the policy account value on the date of death. Based on the example below, the basic death benefit under Option B is greater than the alternate death benefit for both Policy 1 (since $135,000 is greater than $42,000) and Policy 2 (since $185,000 is greater than $102,000).

          ------------------------------------------------------------
                                                     POLICY 1 POLICY 2
          ------------------------------------------------------------
          Face Amount                                $100,000 $100,000
          Policy Account Value on the Date of Death  $ 35,000 $ 85,000

          Death Benefit Percentage                       120%     120%
          Death Benefit under Option A               $100,000 $102,000

          Death Benefit under Option B               $135,000 $185,000
          ------------------------------------------------------------

USING THE CASH VALUE ACCUMULATION TEST:

The following examples demonstrate how we calculate the death benefit under Option A and Option B. The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is age 65 at the time of death, is a male preferred non-tobacco user, and that there is no outstanding debt. We also assume that the owner selected the cash value accumulation test. Policy 1 shows what the death benefit would be for a policy with a low account value. Policy 2 shows what the death benefit would be for a policy with a higher account value.

The alternate death benefit is equal to the policy account value times a death benefit percentage which will be specified in your policy, and which varies based upon the insured's attained age, sex and risk class. If the account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected. In the example below, the alternate death benefit for Policy 1 is $64,995 ($35,000 x 185.7%) and the alternate death benefit for Policy 2 is $157,845 ($85,000 x 185.7%). The basic death benefit under Option A is equal to the face amount on ($100,000) the date of death. If the owner of Policy 1 elected Option A, the death benefit would equal the face amount, since the alternate death benefit amount ($64,995) is less than the face amount ($100,000). If the owner of Policy 2 elected Option A, the death benefit would be the alternate death benefit ($102,000), since the alternate death benefit ($157,845) is greater than the face amount ($100,000). The basic death benefit under Option B is equal to the face amount plus the policy account value on the date of death. Based on the example below, the basic death benefit under Option B is greater than the alternate death benefit for both Policy 1 (since $135,000 is greater than $64,995) and Policy 2 (since $185,000 is greater than $157,845).

          ------------------------------------------------------------
                                                     POLICY 1 POLICY 2
          ------------------------------------------------------------
          Face Amount                                $100,000 $100,000
          Policy Account Value on the Date of Death  $ 35,000 $ 85,000

          Death Benefit Percentage                     185.7%   185.7%

          Death Benefit under Option A               $100,000 $157,845

          Death Benefit under Option B               $135,000 $185,000
          ------------------------------------------------------------

             APPENDIX II: CALCULATING THE ALTERNATE DEATH BENEFIT

Appendix III: State policy availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where certain policies or certain features and/or benefits are either not available as of the date of this prospectus or vary from the policy's features and benefits as previously described in this prospectus. Certain features and/or benefits may have been approved in your state after your policy was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

STATES WHERE CERTAIN POLICIES FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR
VARY:

-----------------------------------------------------------------------------
 STATE    FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
-----------------------------------------------------------------------------
NEW YORK  See "Long Term Care Services/SM/  The following paragraph replaces
          Rider" under "Other benefits you  the third paragraph in this
          can add by rider" in "More        section in its entirety:
          information about policy
          features and benefits"

                                            Benefits are payable once we
                                            receive: 1) a written
                                            certification from a U.S.
                                            licensed health care
                                            practitioner that the insured
                                            person is a chronically ill
                                            individual who is receiving
                                            qualified long-term care
                                            services in accordance with a
                                            plan of care and will require
                                            continuous care for the rest of
                                            his or her life; 2) proof that
                                            the "eligibility period," as
                                            discussed below, has been
                                            satisfied; and 3) written notice
                                            of claim and proof of loss in a
                                            form satisfactory to us. In
                                            order to continue monthly
                                            benefit payments, we require
                                            recertification by a U.S.
                                            licensed health care
                                            practitioner every twelve months
                                            from the date of the initial or
                                            subsequent certification that
                                            the insured is still a
                                            chronically ill individual
                                            receiving qualified long-term
                                            care services in accordance with
                                            a plan of care and will require
                                            continuous care for the
                                            remainder of his or her life.
                                            Otherwise, unless earlier
                                            terminated due to a change in
                                            the status of the insured or
                                            payout of the maximum total
                                            benefit amount, benefit payments
                                            will terminate at the end of the
                                            twelve month period. We also, at
                                            our own expense, may have the
                                            insured person examined as often
                                            as we may reasonably require
                                            during the period of coverage,
                                            but not more frequently than
                                            every 90 days. This rider may
                                            not cover all of the costs
                                            associated with long-term care
                                            services during the insured
                                            person's period of coverage.

                                            Maximum monthly payments

                                            The maximum monthly payment
                                            limitation for this rider is as
                                            follows:

                                            Each month, the monthly benefit
                                            payment (a portion of which will
                                            be applied to repay any
                                            outstanding policy loan) for
                                            qualified long term care
                                            services for the insured person
                                            is the lesser of:

                                            1. the maximum monthly benefit
                                            (or lesser amount as requested,
                                            however, this may not be less
                                            than $500); or

                                            2. the monthly equivalent of
                                            100% of the per day limit
                                            allowed by the Health Insurance
                                            Portability and Accountability
                                            Act or "HIPAA". To find out the
                                            current per day limit allowed by
                                            HIPAA, go to www.irs.gov. We may
                                            also include this information in
                                            your policy's annual report.
-----------------------------------------------------------------------------

                                     III-1

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
NEW YORK                                       At issue, the maximum monthly
(CONTINUED)                                    benefit is equal to the long
                                               term care specified amount
                                               multiplied by the benefit
                                               percentage selected. After that,
                                               the maximum monthly benefit is
                                               equal to the maximum total
                                               benefit as of the first day of
                                               the period of coverage
                                               multiplied by the benefit
                                               percentage selected, and will
                                               not change thereafter.

                                               ELIMINATION PERIOD
                                               The "Elimination Period"
                                               subsection is renamed
                                               "Eligibility Period".
                                               Accordingly, all references to
                                               the "elimination period" are
                                               replaced with references to the
                                               "eligibility period". Once the
                                               eligibility period has been
                                               satisfied, benefits will be
                                               retroactively paid for the
                                               eligibility period.

                                               PERIOD OF COVERAGE
                                               The first paragraph of the
                                               "Period of coverage" subsection
                                               is replaced in its entirety with
                                               the following:

                                               .  PERIOD OF COVERAGE. The
                                               period of coverage is the period
                                               of time during which the insured
                                               person receives services that
                                               are covered under the Long-Term
                                               Care Services/SM/ Rider and for
                                               which benefits are payable. This
                                               begins on the first day covered
                                               services are received after the
                                               end of the eligibility period,
                                               although benefits are payable
                                               retroactively to the beginning
                                               of the eligibility period. A
                                               period of coverage will end on
                                               the earliest of the following
                                               dates:

                                               1. the date we receive the
                                               notice of release which must be
                                               sent to us when the insured
                                               person is no longer receiving
                                               continuous qualified long-term
                                               care services;
                                               2. the date we determine you are
                                               no longer eligible to receive
                                               benefits under this rider;

                                               3. the date you request that we
                                               terminate benefit payments under
                                               this rider;

                                               4. the date the accumulated
                                               benefit lien amount equals the
                                               maximum total benefit;

                                               5. the date you surrender the
                                               policy;

                                               6. the date we make a payment
                                               under the accelerated death
                                               benefits rider (for terminal
                                               illness); and
                                               7. the date of death of the
                                               insured person.
                                               The effects of a period of
                                               coverage ending as described in
                                               the "Period of Coverage"
                                               subsection also apply if the
                                               contract owner exercises the
                                               fixed paid-up option during the
                                               period of coverage. It is not
                                               anticipated that there will be
                                               more than one period of coverage
                                               for the term of this rider.

                                               FIXED PAID-UP OPTION
                                               If you exercise the fixed
                                               paid-up option of your policy,
                                               your coverage under this policy
                                               will be continued in a reduced
                                               amount and there will be no
                                               further charges for this rider.

                                               If such exercise occurs during
                                               the period of coverage, the
                                               accumulated benefit lien amount
                                               will be reset to zero after
                                               policy values have been reduced
                                               as described in the Period of
                                               Coverage" subsection. The face
                                               amount of paid-up insurance will
                                               be whatever the resulting net
                                               cash surrender value will buy
                                               when applied as a net single
                                               premium.
--------------------------------------------------------------------------------

                                     III-2

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
NEW YORK                                       If benefits have previously been
(CONTINUED)                                    paid under this rider, the
                                               maximum monthly benefit will not
                                               change. If benefits have not
                                               previously been paid under this
                                               rider, the maximum monthly
                                               benefit will be equal to the
                                               maximum total benefit as
                                               determined immediately before
                                               the fixed paid-up option went
                                               into effect multiplied by the
                                               benefit percentage.

                                               When the fixed paid-up option
                                               goes into effect, the maximum
                                               total benefit will be
                                               re-determined as the sum of all
                                               monthly charges deducted for
                                               this rider since policy issue,
                                               excluding any such charges that
                                               were not deducted while rider
                                               benefits were being paid. This
                                               maximum total benefit will be
                                               reduced, but not below zero, by
                                               all monthly benefit payments
                                               made under this rider, including
                                               any loan repayments. However,
                                               the resulting maximum total
                                               benefit will not exceed the
                                               lesser of (a) the maximum total
                                               benefit of this rider as
                                               determined immediately before
                                               the fixed paid-up option went
                                               into effect, and (b) the face
                                               amount of paid-up insurance
                                               multiplied by the acceleration
                                               percentage.

                                               If you elect to continue
                                               coverage as described above, you
                                               will receive additional
                                               information regarding this
                                               benefit, including the available
                                               maximum total benefit.

                                               OTHER VARIATIONS
                                               The "Extension of Benefits"
                                               feature is not available.

                                               The Nonforfeiture benefit is not
                                               available.

                                               The pre-existing condition
                                               limitation does not apply.

             See "Tax treatment of living      The benefits paid under this
             benefits rider or Long Term Care  rider are intended to be treated
             Services/SM/ Rider under a        for Federal income tax purposes
             policy with the applicable        as accelerated death benefits
             rider" in "Tax Information"       under section 101 (g) of the
                                               Code on the life of a
                                               chronically ill insured
                                               receiving qualified long-term
                                               care services within the meaning
                                               of section 7702B of the Code.
                                               The benefit is intended to
                                               qualify for exclusion from
                                               income within the limits of
                                               those provisions of the Code in
                                               effect at the issuance of this
                                               rider. Receipt of these benefits
                                               may be taxable. Charges for this
                                               rider may be considered
                                               distributions for income tax
                                               purposes, and may be taxable.
                                               This rider is not intended to be
                                               a qualified long-term care
                                               insurance contract under section
                                               7702B(b) of the Code.

                                               The long term care specified
                                               amount for this rider will not
                                               be increased by operation of
                                               section 7702 of the Code.
--------------------------------------------------------------------------------

                                     III-3

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

Requesting more information

--------------------------------------------------------------------------------



The Statement of Additional Information ("SAI"), dated December 31, 2015, is incorporated into this prospectus by reference and is available upon request, free of charge, by calling our toll free number at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) and requesting to speak with a customer service representative. You may also request one by writing to our operations center at P.O. Box 1047, Charlotte, NC 28201-1047. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations by calling our toll free number at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.), or asking your financial professional.

You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reference Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 100 F Street, N.E., Washington, D.C. 20549. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-551-8090.

SEC File Number: 811-04335
STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

                                                                            PAGE

Who is AXA Equitable?                                                          2

Ways we pay policy proceeds                                                    2

Distribution of the policies                                                   2

Underwriting a policy                                                          2

Insurance regulation that applies to AXA Equitable                             2

Custodian and independent registered public accounting firm                    2

Financial statements                                                           2


                                                                         #64190

AXA Equitable Life Insurance Company


SUPPLEMENT DATED DECEMBER 31, 2015 TO PROSPECTUS DATED DECEMBER 31, 2015 FOR


INCENTIVELIFE OPTIMIZER(R) III
--------------------------------------------------------------------------------

This Supplement concerns an additional investment option under our IncentiveLife Optimizer(R) III policy ("your policy"). The additional investment option is our Market Stabilizer Option(R) ("MSO"), which is available to you, if you have received this Supplement. The MSO gives you the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index, excluding dividends, over approximately a one year period. Any amount that you decide to invest in the MSO is allocated to a "Segment", each of which has a specific start date and a limited duration. On the final day of the Segment, the index-linked return associated with that Segment will be applied to your Segment Account Value (as defined in the MSO Prospectus), and may be positive, zero or negative. Please be aware that the possibility of a negative return on this investment at the end of a Segment Term could result in a significant loss of principal.


The purpose of this Supplement is solely to add to the IncentiveLife Optimizer(R) III Prospectus dated December 31, 2015 (the "Optimizer Prospectus") a very limited amount of information about the MSO. Much more complete information about the MSO is contained in a separate Market Stabilizer Option(R) Prospectus ("MSO Prospectus") dated May 1, 2015. All of the information in the Optimizer Prospectus also continues to remain applicable, except as otherwise provided in this Supplement (or any other supplement to the Optimizer Prospectus) or in the MSO Prospectus.


Accordingly, you should read this Supplement in conjunction with the Optimizer Prospectus (and any other supplements thereto) and the MSO Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Optimizer Prospectus.

GROWTH CAP RATE AVAILABLE DURING INITIAL YEAR

If you allocate policy account value to any Segment that commences during the first year that the MSO is available to you under your policy, you are eligible for a Growth Cap Rate that is at least 15%. Please see "Growth Cap Rate Available During Initial Year" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus for more details.

NO TRANSFER CHARGES IN CONNECTION WITH THE MSO

Although we generally reserve the right to impose up to a $25 charge for transfers under your policy, we will never apply this charge for any transfers into or out of the MSO.

Accordingly, the following language is added to footnote 7 on page 9 of the Optimizer Prospectus (which appears in the section entitled "Tables of policy charges"): Nor will this charge apply to any transfers to or from any Market Stabilizer Option(R) ("MSO") that we make available as an investment option under a Policy or any transfers to or from any MSO Holding Account. Please refer to the MSO Prospectus for information about the MSO and the related "Holding Account."

CHARGES FOR THE MSO


If you allocate any of your policy account value to the MSO, several types of charges or deductions would or could result. To reflect these, the following items are added to the chart entitled "Periodic charges other than underlying trust portfolio operating expenses" on page 7 of the Optimizer Prospectus and also replace in their entirety the items in the chart in the "Fee Table Summary" section of the MSO Prospectus:


------------------------------------------------------------------------------------------------------------
 OPTIONAL RIDER CHARGES          WHEN CHARGE IS DEDUCTED                 MAXIMUM AMOUNT THAT MAY BE DEDUCTED
------------------------------------------------------------------------------------------------------------
MARKET STABILIZER OPTION(R)
(MSO)/(1)/

  MSO VARIABLE INDEX BENEFIT     On the MSO Segment Start Date           0.75% of policy account value
  CHARGE/(5)/                                                            allocated

  MSO VARIABLE INDEX             At the beginning of each policy month   1.65% calculated as an annual % of
  SEGMENT ACCOUNT CHARGE/(6)/    during the MSO Segment Term             your Segment Account Value/(2)/

  MSO LOAN SPREAD/(3)/ FOR       On each policy anniversary (or on loan  2% for New York policies; 5% for
  AMOUNTS OF POLICY LOANS        termination, if earlier)                all other policies
  ALLOCATED TO MSO SEGMENT

  MSO EARLY DISTRIBUTION         On surrender or other distribution      75% of Segment Account Value/(4)/
  ADJUSTMENT                     (including loan) from an MSO Segment
                                 prior to its Segment Maturity Date
------------------------------------------------------------------------------------------------------------

(1)Please refer to the MSO Prospectus for information about the MSO and related charges and deductions, as well as the meaning of special terms that are relevant to the MSO (such as "Segment," "Segment Term," "Segment Start Date," "Segment Account Value" and "Early Distribution Adjustment").
(2)Currently we deduct this charge at a 0.65% annual rate, rather than at the maximum rate shown.
(3)We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The "spread" is the difference between the interest rate we charge you on a policy loan and the interest rate we credit to you on the amount of your policy account value that we hold as collateral for the loan. Please refer to the MSO Prospectus for more information.

EVM 20 (1/16)                                                    154171 (1/16)
NB/IF                                                                   #20781

(4)The actual amount of Early Distribution Adjustment is determined by a formula that depends on, among other things, how a specified widely published stock market index has performed since the Segment Start Date. The maximum amount of the adjustment would occur if there is a total distribution at a time when that index had declined to zero. Please refer to the MSO prospectus for more information about the index and Early Distribution Adjustment.
(5)For policies issued in New York, this charge is called the MSO Index Benefit Charge.
(6)For policies issued in New York, this charge is called the MSO Index Segment Account Charge.

TRANSFERS INTO AND OUT OF THE MSO


If you elect to transfer account value to the MSO, there must be sufficient funds remaining in the guaranteed interest option to cover the Charge Reserve Amount (as defined in the MSO Prospectus). There are also additional restrictions that may apply. For more information about transfers into and out of the MSO, see "Transfers" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus.


NO PAID-UP DEATH BENEFIT GUARANTEE OR EXTENDED NO LAPSE GUARANTEE

The paid-up death benefit guarantee and extended no lapse guarantee are not applicable to your policy. Accordingly, please ignore all references to the paid-up death benefit guarantee and extended no lapse guarantee in the MSO Prospectus.

HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

If you allocate any policy account value to the MSO, our procedures for allocating the policy's monthly deductions among the investment options you are using is significantly different than in the absence of the MSO. Accordingly, the following text is added at the end of the section entitled "How we allocate charges among your investment options" on page 10 of the Optimizer Prospectus:

Substantially different procedures apply, however, if you allocate any of your policy account value to a Segment under the MSO investment option. In that case, for example, you will be required to maintain a certain amount of policy account value (the Charge Reserve Amount) in the policy's unloaned guaranteed interest option. (You will not be subject to any Charge Reserve Amount requirement, however, at any time when none of your policy account value is invested in any MSO Segment.) The Charge Reserve Amount at the beginning of any Segment is the estimated amount required to pay all monthly deductions under your policy (including, but not limited to, charges for the MSO and any optional riders) for the remainder of the Segment Term.

While any of your policy account value is invested in any Segment, we will take all of your policy's monthly deductions (including, but not limited to, the monthly deductions under the MSO and optional riders) solely from the unloaned guaranteed interest option, rather than from the investment options from which those charges otherwise would be deducted. If you have insufficient policy account value in the unloaned guaranteed interest option to pay a monthly deduction during any Segment Term, we will first take the balance of the deduction proportionately from any variable investment options (other than any Segments) that you are then using. But, if insufficient policy account value remains in any such other investment options to cover the full balance of the monthly deduction, we will take the remainder of the monthly deduction from any MSO Segments in which you have account value invested. We will apply these procedures for allocating deductions for policy charges automatically at any time you have any amounts invested in a Segment, and no contrary instructions from you would apply during the Segment Term.

If we have to make any distribution from an MSO Segment, including (among other things) to pay any surrender or loan proceeds or any charge deduction from a Segment, there will generally be negative consequences for you. Among other things, an Early Distribution Adjustment would apply, which would usually reduce your policy values, in many cases substantially. In some cases, such an Early Distribution Adjustment may apply without any action on your part. This could happen, for example, if the Charge Reserve Amount and funds you have invested in options other than the MSO are insufficient to pay a monthly deduction (i) due to poor investment performance of those options or (ii) due to any permitted increases in charges that we have made above their current rates.

Please refer to the MSO Prospectus for detailed information about the above procedures.


MAKING WITHDRAWALS FROM YOUR POLICY

If you have allocated policy amounts to the MSO and plan to take a withdrawal from your policy, significantly different procedures and additional restrictions may apply. Please see "Withdrawals" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus for more information.

BORROWING FROM YOUR POLICY

If you have allocated policy amounts to the MSO and plan to take a loan from your policy, significantly different procedures and additional restrictions may apply. Please see "Loans" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus for more information.

SURRENDERING YOUR POLICY

If you have allocated policy amounts to the MSO and plan to surrender your policy, significantly different procedures and additional restrictions may apply. Please see "Cash Surrender Value, Net Cash Surrender Value and Loan Value" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus for more information.

CANCELING YOUR POLICY

If you have allocated policy amounts to the MSO, different procedures may apply. Please see "Your right to cancel within a certain number of days" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus for more information about canceling your policy.


                     AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                              New York, NY 10104

   Copyright 2016 AXA Equitable Life Insurance Company. All rights reserved.

                  IncentiveLife Optimizer(R) III is issued by and is a registered trademark of AXA Equitable Life Insurance Company.

IncentiveLife Optimizer(R) III

Flexible premium variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable's Separate Account FP.


STATEMENT OF ADDITIONAL INFORMATION DATED
DECEMBER 31, 2015

--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the IncentiveLife Optimizer(R) III prospectus dated December 31, 2015. The prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a sub-account of AXA Equitable's Separate Account FP.

Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into AXA Equitable, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor. The guaranteed interest option is part of AXA Equitable's general account. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Administrative Office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-800-777-6510 (for U.S. residents) or 1-704-341-7000
(outside of the U.S.) through our AXA Equitable interactive telephone service, or by contacting your financial professional.

             TABLE OF CONTENTS

             Who is AXA Equitable?                              2

             Ways we pay policy proceeds                        2

             Distribution of the policies                       2

             Underwriting a policy                              2

             Insurance regulation that applies to AXA Equitable 2

             Custodian and independent registered public
               accounting firm                                  2

             Financial statements                               2

Copyright 2016. AXA Equitable Life Insurance Company, New York, New York 10104. All rights reserved. IncentiveLife Optimizer(R) is a registered service mark of
                     AXA Equitable Life Insurance Company.

                                                                         #64190

WHO IS AXA EQUITABLE?

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

WAYS WE PAY POLICY PROCEEDS

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

We must approve any payment arrangements that involve a payee who is not a natural person (for example, a corporation) or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect.

DISTRIBUTION OF THE POLICIES

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and AXA Equitable. For each of the years 2014, 2013 and 2012, AXA Advisors was paid an administrative services fee of $325,380. AXA Equitable paid AXA Advisors as the distributors of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP, $571,445,806 in 2014, $577,490,356 in 2013 and $630,130,187 in 2012. Of these amounts, for each of these three years, AXA Advisors retained $305,637,317, $319,941,479 and $371,036,017, respectively.

Under a distribution agreement between AXA Distributors and AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account FP, AXA Equitable paid AXA Distributors, (or EDI, as applicable) as the distributor of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP, $516,811,792 in 2014, $548,888,192 in 2013 and $575,594,540 in 2012. Of these amounts, for each of these three years, AXA Distributors (or EDI, as applicable) retained $0, $16,033,494 and $16,167,554, respectively.

UNDERWRITING A POLICY

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations are: (i) the insured's age; (ii) whether the insured uses tobacco or not; and
(iii) the admitted medical history of the insured. Many other factors make up the overall evaluation of an individual's assessment for insurance, but all of these items are determined through the questions asked during the application process.

We base guaranteed cost of insurance rates under the policy on the 2001 Commissioner's Standard Ordinary Mortality Tables.

INSURANCE REGULATION THAT APPLIES TO AXA EQUITABLE

We are regulated and supervised by the New York State Department of Financial Services. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for shares of the Trusts owned by Separate Account FP. AXA Equitable's principal offices are located at 1290 Avenue of the Americas, New York, NY 10104.

The financial statements of the Separate Account at December 31, 2014 and for each of the two years in the period ended December 31, 2014, and the consolidated financial statements of AXA Equitable at December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 are included in this SAI in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.

FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the policies.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.................  F-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 2014..............  F-3
   Statements of Operations for the Year Ended December 31, 2014........ F-35
   Statements of Changes in Net Assets for the Years or Periods Ended
     December 31, 2014 and 2013......................................... F-54
   Notes to Financial Statements........................................ F-91

AXA EQUITABLE LIFE INSURANCE COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.................  F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2014 and 2013..............  F-2
   Consolidated Statements of Earnings (Loss), Years Ended December 31,
     2014, 2013 and 2012................................................  F-3
   Consolidated Statements of Comprehensive Income (Loss), Years Ended
     December 31, 2014, 2013 and 2012...................................  F-4
   Consolidated Statements of Equity, Years Ended December 31, 2014,
     2013 and 2012......................................................  F-5
   Consolidated Statements of Cash Flows, Years Ended December 31,
     2014, 2013 and 2012................................................  F-6
   Notes to Consolidated Financial Statements...........................  F-8

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AXA Equitable Life Insurance Company
and Contractowners of Separate Account FP of AXA Equitable Life Insurance Company:

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the separate Variable Investment Options of Separate Account FP of AXA Equitable Life Insurance Company ("AXA Equitable"), as listed in Note 1 to such financial statements, at December 31, 2014, and the results of each of their operations, the changes in each of their net assets and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2014 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 20, 2015

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2014


                                                                                 ALL ASSET
                                                 ALL ASSET        ALL ASSET       MODERATE    AMERICAN CENTURY VP
                                             AGGRESSIVE-ALT 25* GROWTH-ALT 20* GROWTH-ALT 15* MID CAP VALUE FUND
                                             ------------------ -------------- -------------- -------------------
ASSETS:
Investments in shares of the Portfolios, at
 fair value.................................     $3,443,000      $17,621,082     $2,537,803       $30,541,439
Receivable for shares of the Portfolios sold             --               --             --            35,293
Receivable for policy-related transactions..          1,799          154,150            739                --
                                                 ----------      -----------     ----------       -----------
   Total assets.............................      3,444,799       17,775,232      2,538,542        30,576,732
                                                 ----------      -----------     ----------       -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased..................................          1,774          154,150            714                --
Payable for policy-related transactions.....             --               --             --            35,294
                                                 ----------      -----------     ----------       -----------
   Total liabilities........................          1,774          154,150            714            35,294
                                                 ----------      -----------     ----------       -----------
NET ASSETS..................................     $3,443,025      $17,621,082     $2,537,828       $30,541,438
                                                 ==========      ===========     ==========       ===========

NET ASSETS:
Accumulation unit values....................     $3,443,014      $17,620,679     $2,537,809       $30,532,813
Retained by AXA Equitable in Separate
 Account FP.................................             11              403             19             8,625
                                                 ----------      -----------     ----------       -----------
TOTAL NET ASSETS............................     $3,443,025      $17,621,082     $2,537,828       $30,541,438
                                                 ==========      ===========     ==========       ===========

Investments in shares of the Portfolios, at
 cost.......................................     $3,496,054      $17,411,827     $2,583,486       $26,680,079
The Portfolios shares held
   Class B..................................        289,422          910,896        229,250                --
   Class II.................................             --               --             --         1,538,612
   Class 4..................................             --               --             --                --

                                                 AMERICAN FUNDS
                                              INSURANCE SERIES(R)      AMERICAN FUNDS
                                                  GLOBAL SMALL       INSURANCE SERIES(R)
                                             CAPITALIZATION FUND/SM/  NEW WORLD FUND(R)
                                             ----------------------  -------------------
ASSETS:
Investments in shares of the Portfolios, at
 fair value.................................       $1,828,773            $3,903,725
Receivable for shares of the Portfolios sold               --                   798
Receivable for policy-related transactions..            2,116                    --
                                                   ----------            ----------
   Total assets.............................        1,830,889             3,904,523
                                                   ----------            ----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased..................................            2,016                    --
Payable for policy-related transactions.....               --                   798
                                                   ----------            ----------
   Total liabilities........................            2,016                   798
                                                   ----------            ----------
NET ASSETS..................................       $1,828,873            $3,903,725
                                                   ==========            ==========

NET ASSETS:
Accumulation unit values....................       $1,828,861            $3,903,557
Retained by AXA Equitable in Separate
 Account FP.................................               12                   168
                                                   ----------            ----------
TOTAL NET ASSETS............................       $1,828,873            $3,903,725
                                                   ==========            ==========

Investments in shares of the Portfolios, at
 cost.......................................       $1,820,015            $4,511,508
The Portfolios shares held
   Class B..................................               --                    --
   Class II.................................               --                    --
   Class 4..................................           70,554               189,870

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                               AXA 400 MANAGED AXA 500 MANAGED AXA 2000 MANAGED AXA AGGRESSIVE AXA BALANCED AXA CONSERVATIVE
                                 VOLATILITY*     VOLATILITY*     VOLATILITY*     ALLOCATION*    STRATEGY*     ALLOCATION*
                               --------------- --------------- ---------------- -------------- ------------ ----------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value....   $3,065,282      $5,575,826       $2,546,346     $142,781,297  $19,802,055    $36,181,038
Receivable for shares of the
 Portfolios sold..............           --              24           23,995               --           --             --
Receivable for policy-related
 transactions.................        4,147              51               --           51,544       52,663         73,758
                                 ----------      ----------       ----------     ------------  -----------    -----------
   Total assets...............    3,069,429       5,575,901        2,570,341      142,832,841   19,854,718     36,254,796
                                 ----------      ----------       ----------     ------------  -----------    -----------

LIABILITIES:
Payable for shares of the
 Portfolios purchased.........        4,097              --               --           51,545       52,663         73,758
Payable for policy-related
 transactions.................           --              --           23,945               --           --             --
                                 ----------      ----------       ----------     ------------  -----------    -----------
   Total liabilities..........        4,097              --           23,945           51,545       52,663         73,758
                                 ----------      ----------       ----------     ------------  -----------    -----------
NET ASSETS....................   $3,065,332      $5,575,901       $2,546,396     $142,781,296  $19,802,055    $36,181,038
                                 ==========      ==========       ==========     ============  ===========    ===========

NET ASSETS:
Accumulation unit values......   $3,065,312      $5,575,880       $2,546,375     $142,730,710  $19,802,054    $36,178,375
Retained by AXA Equitable in
 Separate Account FP..........           20              21               21           50,586            1          2,663
                                 ----------      ----------       ----------     ------------  -----------    -----------
TOTAL NET ASSETS..............   $3,065,332      $5,575,901       $2,546,396     $142,781,296  $19,802,055    $36,181,038
                                 ==========      ==========       ==========     ============  ===========    ===========

Investments in shares of the
 Portfolios, at cost..........   $2,802,712      $5,050,158       $2,407,758     $127,617,002  $18,469,456    $36,660,087
The Portfolios shares held
   Class A....................           --              --               --        5,618,118           --      2,701,019
   Class B....................      148,729         290,650          135,367        7,079,511    1,399,020      1,085,350

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014


                                       AXA CONSERVATIVE AXA CONSERVATIVE AXA CONSERVATIVE-PLUS  AXA GLOBAL EQUITY  AXA GROWTH
                                       GROWTH STRATEGY*    STRATEGY*          ALLOCATION*      MANAGED VOLATILITY* STRATEGY*
                                       ---------------- ---------------- --------------------- ------------------- -----------
ASSETS:
Investments in shares of the
 Portfolios, at fair value............    $5,395,326       $1,929,511         $34,967,093         $153,335,191     $34,422,231
Receivable for shares of the
 Portfolios sold......................        34,246               --                  --               27,388              --
Receivable for policy-related
 transactions.........................            --               --             136,436                   --          88,053
                                          ----------       ----------         -----------         ------------     -----------
   Total assets.......................     5,429,572        1,929,511          35,103,529          153,362,579      34,510,284
                                          ----------       ----------         -----------         ------------     -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased............................            --               --             136,436                   --          88,053
Payable for policy-related
 transactions.........................        34,246               --                  --               27,381              --
                                          ----------       ----------         -----------         ------------     -----------
   Total liabilities..................        34,246               --             136,436               27,381          88,053
                                          ----------       ----------         -----------         ------------     -----------
NET ASSETS............................    $5,395,326       $1,929,511         $34,967,093         $153,335,198     $34,422,231
                                          ==========       ==========         ===========         ============     ===========

NET ASSETS:
Accumulation unit values..............    $5,395,320       $1,929,511         $34,964,387         $153,292,425     $34,422,230
Retained by AXA Equitable in Separate
 Account FP...........................             6               --               2,706               42,773               1
                                          ----------       ----------         -----------         ------------     -----------
TOTAL NET ASSETS......................    $5,395,326       $1,929,511         $34,967,093         $153,335,198     $34,422,231
                                          ==========       ==========         ===========         ============     ===========

Investments in shares of the
 Portfolios, at cost..................    $5,075,298       $1,884,474         $34,250,872         $126,742,071     $31,158,834
The Portfolios shares held
   Class A............................            --               --           1,994,214            2,130,511              --
   Class B............................       401,732          162,798           1,516,207            8,185,611       2,158,272

                                       AXA INTERNATIONAL
                                         CORE MANAGED
                                          VOLATILITY*
                                       -----------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value............    $69,547,744
Receivable for shares of the
 Portfolios sold......................             --
Receivable for policy-related
 transactions.........................         28,092
                                          -----------
   Total assets.......................     69,575,836
                                          -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased............................         28,052
Payable for policy-related
 transactions.........................             --
                                          -----------
   Total liabilities..................         28,052
                                          -----------
NET ASSETS............................    $69,547,784
                                          ===========

NET ASSETS:
Accumulation unit values..............    $69,477,272
Retained by AXA Equitable in Separate
 Account FP...........................         70,512
                                          -----------
TOTAL NET ASSETS......................    $69,547,784
                                          ===========

Investments in shares of the
 Portfolios, at cost..................    $68,076,694
The Portfolios shares held
   Class A............................      1,694,329
   Class B............................      5,594,163

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                       AXA INTERNATIONAL    AXA LARGE     AXA LARGE CAP
                                                    AXA INTERNATIONAL    VALUE MANAGED   CAP CORE MANAGED GROWTH MANAGED
                                                   MANAGED VOLATILITY*    VOLATILITY*      VOLATILITY*     VOLATILITY*
                                                   ------------------- ----------------- ---------------- --------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................     $1,626,922         $86,952,094      $28,941,884     $254,864,268
Receivable for shares of the Portfolios sold......             --                  --           42,434          104,275
Receivable for policy-related transactions........          1,902              29,780               --               --
                                                       ----------         -----------      -----------     ------------
   Total assets...................................      1,628,824          86,981,874       28,984,318      254,968,543
                                                       ----------         -----------      -----------     ------------

LIABILITIES:
Payable for shares of the Portfolios purchased....          1,852              29,775               --               --
Payable for policy-related transactions...........             --                  --           42,434          104,179
                                                       ----------         -----------      -----------     ------------
   Total liabilities..............................          1,852              29,775           42,434          104,179
                                                       ----------         -----------      -----------     ------------
NET ASSETS........................................     $1,626,972         $86,952,099      $28,941,884     $254,864,364
                                                       ==========         ===========      ===========     ============

NET ASSETS:
Accumulation unit values..........................     $1,626,933         $86,929,440      $28,905,810     $254,743,163
Accumulation nonunitized..........................             --                  --               --               --
Retained by AXA Equitable in Separate Account FP..             39              22,659           36,074          121,201
                                                       ----------         -----------      -----------     ------------
TOTAL NET ASSETS..................................     $1,626,972         $86,952,099      $28,941,884     $254,864,364
                                                       ==========         ===========      ===========     ============

Investments in shares of the Portfolios, at cost..     $1,677,062         $86,009,188      $22,941,392     $150,684,353
The Portfolios shares held
   Class A........................................             --           1,480,561          576,655        1,633,598
   Class B........................................        132,637           5,826,186        2,550,233        7,750,109

                                                   AXA LARGE CAP  AXA MID CAP
                                                   VALUE MANAGED VALUE MANAGED
                                                    VOLATILITY*   VOLATILITY*
                                                   ------------- -------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................ $425,976,393  $221,773,733
Receivable for shares of the Portfolios sold......       46,279       196,496
Receivable for policy-related transactions........           --            --
                                                   ------------  ------------
   Total assets...................................  426,022,672   221,970,229
                                                   ------------  ------------

LIABILITIES:
Payable for shares of the Portfolios purchased....           --            --
Payable for policy-related transactions...........        8,636       196,489
                                                   ------------  ------------
   Total liabilities..............................        8,636       196,489
                                                   ------------  ------------
NET ASSETS........................................ $426,014,036  $221,773,740
                                                   ============  ============

NET ASSETS:
Accumulation unit values.......................... $425,687,857  $221,735,829
Accumulation nonunitized..........................      198,948            --
Retained by AXA Equitable in Separate Account FP..      127,231        37,911
                                                   ------------  ------------
TOTAL NET ASSETS.................................. $426,014,036  $221,773,740
                                                   ============  ============

Investments in shares of the Portfolios, at cost.. $340,878,320  $130,838,389
The Portfolios shares held
   Class A........................................   18,233,968    13,553,616
   Class B........................................    8,703,095       843,090

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                    AXA MODERATE    AXA MODERATE   AXA MODERATE-PLUS AXA/LOOMIS SAYLES
                                                    ALLOCATION*   GROWTH STRATEGY*    ALLOCATION*         GROWTH*
                                                   -------------- ---------------- ----------------- -----------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................ $1,001,281,884   $72,533,599      $440,271,623       $23,783,568
Receivable for shares of the Portfolios sold......        450,641            --            77,212            70,019
Receivable for policy-related transactions........             --       122,199                --                --
                                                   --------------   -----------      ------------       -----------
   Total assets...................................  1,001,732,525    72,655,798       440,348,835        23,853,587
                                                   --------------   -----------      ------------       -----------

LIABILITIES:
Payable for shares of the Portfolios purchased....             --       122,199                --                --
Payable for policy-related transactions...........        943,939            --            77,084            70,019
                                                   --------------   -----------      ------------       -----------
   Total liabilities..............................        943,939       122,199            77,084            70,019
                                                   --------------   -----------      ------------       -----------
NET ASSETS........................................ $1,000,788,586   $72,533,599      $440,271,751       $23,783,568
                                                   ==============   ===========      ============       ===========

NET ASSETS:
Accumulation unit values.......................... $  997,673,565   $72,533,597      $440,245,741       $23,782,652
Accumulation nonunitized..........................      2,984,591            --                --                --
Retained by AXA Equitable in Separate Account FP..        130,430             2            26,010               916
                                                   --------------   -----------      ------------       -----------
TOTAL NET ASSETS.................................. $1,000,788,586   $72,533,599      $440,271,751       $23,783,568
                                                   ==============   ===========      ============       ===========

Investments in shares of the Portfolios, at cost.. $  974,063,876   $65,645,041      $409,829,408       $26,865,727
The Portfolios shares held
   Class A........................................     59,478,008            --        18,253,383         1,489,756
   Class B........................................     11,199,592     4,734,935        21,260,033         2,690,244
   Class III......................................             --            --                --                --

                                                     BLACKROCK GLOBAL      CHARTER/SM/
                                                   ALLOCATION V.I. FUND MULTI-SECTOR BOND*
                                                   -------------------- ------------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................     $ 9,834,685         $ 94,934,584
Receivable for shares of the Portfolios sold......         401,048                1,580
Receivable for policy-related transactions........              --                   --
                                                       -----------         ------------
   Total assets...................................      10,235,733           94,936,164
                                                       -----------         ------------

LIABILITIES:
Payable for shares of the Portfolios purchased....              --                   --
Payable for policy-related transactions...........         401,048               31,914
                                                       -----------         ------------
   Total liabilities..............................         401,048               31,914
                                                       -----------         ------------
NET ASSETS........................................     $ 9,834,685         $ 94,904,250
                                                       ===========         ============

NET ASSETS:
Accumulation unit values..........................     $ 9,833,113         $ 94,341,500
Accumulation nonunitized..........................              --              499,926
Retained by AXA Equitable in Separate Account FP..           1,572               62,824
                                                       -----------         ------------
TOTAL NET ASSETS..................................     $ 9,834,685         $ 94,904,250
                                                       ===========         ============

Investments in shares of the Portfolios, at cost..     $10,571,581         $107,186,899
The Portfolios shares held
   Class A........................................              --           20,298,166
   Class B........................................              --            4,417,304
   Class III......................................         694,050                   --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                       CHARTER/SM/ SMALL CHARTER/SM/ SMALL EQ/ALLIANCEBERNSTEIN EQ/BLACKROCK BASIC
                                         CAP GROWTH*       CAP VALUE*       SMALL CAP GROWTH*     VALUE EQUITY*
                                       ---------------   ---------------   -------------------- ------------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value............   $12,005,341       $31,963,779         $210,786,759        $220,345,641
Receivable for shares of the
 Portfolios sold......................            --                --              477,116             336,447
Receivable for policy-related
 transactions.........................         1,498             3,506                   --                  --
                                         -----------       -----------         ------------        ------------
   Total assets.......................    12,006,839        31,967,285          211,263,875         220,682,088
                                         -----------       -----------         ------------        ------------

LIABILITIES:
Payable for shares of the Portfolios
 purchased............................         1,498             3,493                   --                  --
Payable for policy-related
 transactions.........................            --                --              477,103             336,447
                                         -----------       -----------         ------------        ------------
   Total liabilities..................         1,498             3,493              477,103             336,447
                                         -----------       -----------         ------------        ------------
NET ASSETS............................   $12,005,341       $31,963,792         $210,786,772        $220,345,641
                                         ===========       ===========         ============        ============

NET ASSETS:
Accumulation unit values..............   $12,003,813       $31,900,343         $210,754,104        $220,273,796
Retained by AXA Equitable in Separate
 Account FP...........................         1,528            63,449               32,668              71,845
                                         -----------       -----------         ------------        ------------
TOTAL NET ASSETS......................   $12,005,341       $31,963,792         $210,786,772        $220,345,641
                                         ===========       ===========         ============        ============

Investments in shares of the
 Portfolios, at cost..................   $ 9,260,082       $22,720,777         $171,222,710        $150,048,020
The Portfolios shares held
   Class A............................            --           925,650            7,228,402           1,878,369
   Class B............................     1,006,241         1,160,372            3,529,255           8,342,247

                                       EQ/BOSTON ADVISORS EQ/CALVERT SOCIALLY
                                         EQUITY INCOME*      RESPONSIBLE*
                                       ------------------ -------------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value............    $20,378,256         $1,709,303
Receivable for shares of the
 Portfolios sold......................          4,278                 --
Receivable for policy-related
 transactions.........................             --              3,058
                                          -----------         ----------
   Total assets.......................     20,382,534          1,712,361
                                          -----------         ----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased............................             --              3,058
Payable for policy-related
 transactions.........................          4,278                 --
                                          -----------         ----------
   Total liabilities..................          4,278              3,058
                                          -----------         ----------
NET ASSETS............................    $20,378,256         $1,709,303
                                          ===========         ==========

NET ASSETS:
Accumulation unit values..............    $20,377,569         $1,580,232
Retained by AXA Equitable in Separate
 Account FP...........................            687            129,071
                                          -----------         ----------
TOTAL NET ASSETS......................    $20,378,256         $1,709,303
                                          ===========         ==========

Investments in shares of the
 Portfolios, at cost..................    $18,761,791         $1,272,024
The Portfolios shares held
   Class A............................        792,796             24,238
   Class B............................      2,291,780            113,363

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                     EQ/GAMCO
                                       EQ/CAPITAL GUARDIAN   EQ/COMMON      EQ/CORE    EQ/EQUITY    MERGERS AND  EQ/GAMCO SMALL
                                            RESEARCH*       STOCK INDEX*  BOND INDEX*  500 INDEX*  ACQUISITIONS* COMPANY VALUE*
                                       ------------------- -------------- ----------- ------------ ------------- --------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value............    $108,888,433     $1,638,318,418 $53,018,743 $743,276,962  $14,034,914   $156,518,596
Receivable for shares of the
 Portfolios sold......................          24,694                 --          --   19,265,534      189,984         42,375
Receivable for policy-related
 transactions.........................              --             55,624      13,919           --           --             --
                                          ------------     -------------- ----------- ------------  -----------   ------------
   Total assets.......................     108,913,127      1,638,374,042  53,032,662  762,542,496   14,224,898    156,560,971
                                          ------------     -------------- ----------- ------------  -----------   ------------

LIABILITIES:
Payable for shares of the Portfolios
 purchased............................              --          1,488,787      13,904           --           --             --
Payable for policy-related
 transactions.........................          24,694                 --          --   19,237,823      189,984         42,375
                                          ------------     -------------- ----------- ------------  -----------   ------------
   Total liabilities..................          24,694          1,488,787      13,904   19,237,823      189,984         42,375
                                          ------------     -------------- ----------- ------------  -----------   ------------
NET ASSETS............................    $108,888,433     $1,636,885,255 $53,018,758 $743,304,673  $14,034,914   $156,518,596
                                          ============     ============== =========== ============  ===========   ============

NET ASSETS:
Accumulation unit values..............    $108,753,438     $1,632,960,333 $53,001,645 $742,738,929  $14,034,239   $156,517,258
Accumulation nonunitized..............              --          3,841,353          --      522,690           --             --
Retained by AXA Equitable in Separate
 Account FP...........................         134,995             83,569      17,113       43,054          675          1,338
                                          ------------     -------------- ----------- ------------  -----------   ------------
TOTAL NET ASSETS......................    $108,888,433     $1,636,885,255 $53,018,758 $743,304,673  $14,034,914   $156,518,596
                                          ============     ============== =========== ============  ===========   ============

Investments in shares of the
 Portfolios, at cost..................    $ 71,226,253     $1,183,879,951 $53,358,892 $505,570,962  $13,894,121   $117,296,875
The Portfolios shares held
   Class A............................         748,910         55,082,423   3,072,273   15,700,843       48,960         81,456
   Class B............................       4,479,780          7,316,590   2,240,088    5,284,786    1,041,769      2,730,095

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                       EQ/GLOBAL   EQ/INTERMEDIATE  EQ/INTERNATIONAL EQ/INVESCO      EQ/JPMORGAN
                                       BOND PLUS*  GOVERNMENT BOND*  EQUITY INDEX*   COMSTOCK*   VALUE OPPORTUNITIES*
                                       ----------- ---------------- ---------------- ----------- --------------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value............ $20,316,771   $85,457,372      $307,651,017   $25,192,273     $32,449,747
Receivable for shares of the
 Portfolios sold......................          --            --                --            --              --
Receivable for policy-related
 transactions.........................         282     1,587,740                --        58,661           1,378
                                       -----------   -----------      ------------   -----------     -----------
   Total assets.......................  20,317,053    87,045,112       307,651,017    25,250,934      32,451,125
                                       -----------   -----------      ------------   -----------     -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased............................         282     1,806,265            27,895        58,661           1,378
Payable for policy-related
 transactions.........................          --            --            64,930            --              --
                                       -----------   -----------      ------------   -----------     -----------
   Total liabilities..................         282     1,806,265            92,825        58,661           1,378
                                       -----------   -----------      ------------   -----------     -----------
NET ASSETS............................ $20,316,771   $85,238,847      $307,558,192   $25,192,273     $32,449,747
                                       ===========   ===========      ============   ===========     ===========

NET ASSETS:
Accumulation unit values.............. $20,315,845   $85,142,926      $307,201,529   $25,185,922     $32,349,708
Accumulation nonunitized..............          --        78,240           306,130            --              --
Retained by AXA Equitable in Separate
 Account FP...........................         926        17,681            50,533         6,351         100,039
                                       -----------   -----------      ------------   -----------     -----------
TOTAL NET ASSETS...................... $20,316,771   $85,238,847      $307,558,192   $25,192,273     $32,449,747
                                       ===========   ===========      ============   ===========     ===========

Investments in shares of the
 Portfolios, at cost.................. $21,794,201   $83,748,420      $342,888,507   $22,411,173     $22,711,990
The Portfolios shares held
   Class A............................   1,233,762     6,431,287        28,893,418       869,898         107,534
   Class B............................     971,899     1,870,036         6,067,554       803,284       1,931,179

                                       EQ/LARGE CAP
                                       GROWTH INDEX*
                                       -------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value............ $131,724,470
Receivable for shares of the
 Portfolios sold......................      206,373
Receivable for policy-related
 transactions.........................           --
                                       ------------
   Total assets.......................  131,930,843
                                       ------------

LIABILITIES:
Payable for shares of the Portfolios
 purchased............................           --
Payable for policy-related
 transactions.........................      206,373
                                       ------------
   Total liabilities..................      206,373
                                       ------------
NET ASSETS............................ $131,724,470
                                       ============

NET ASSETS:
Accumulation unit values.............. $131,664,941
Accumulation nonunitized..............           --
Retained by AXA Equitable in Separate
 Account FP...........................       59,529
                                       ------------
TOTAL NET ASSETS...................... $131,724,470
                                       ============

Investments in shares of the
 Portfolios, at cost.................. $ 95,477,780
The Portfolios shares held
   Class A............................    1,273,202
   Class B............................    9,512,534

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                     EQ/MFS                                  EQ/MORGAN
                                                     EQ/LARGE CAP INTERNATIONAL  EQ/MID CAP    EQ/MONEY       STANLEY
                                                     VALUE INDEX*    GROWTH*       INDEX*      MARKET*    MID CAP GROWTH*
                                                     ------------ ------------- ------------ ------------ ---------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value.............................................. $19,150,166   $37,393,763  $116,590,689 $175,467,212   $49,806,602
Receivable for shares of the Portfolios sold........          --            --       104,403           --            --
Receivable for policy-related transactions..........      10,986         5,833            --           --        29,521
                                                     -----------   -----------  ------------ ------------   -----------
   Total assets.....................................  19,161,152    37,399,596   116,695,092  175,467,212    49,836,123
                                                     -----------   -----------  ------------ ------------   -----------

LIABILITIES:
Payable for shares of the Portfolios purchased......      11,016         5,833            --    2,395,853        29,522
Payable for policy-related transactions.............          --            --       104,403    5,217,056            --
                                                     -----------   -----------  ------------ ------------   -----------
   Total liabilities................................      11,016         5,833       104,403    7,612,909        29,522
                                                     -----------   -----------  ------------ ------------   -----------
NET ASSETS.......................................... $19,150,136   $37,393,763  $116,590,689 $167,854,303   $49,806,601
                                                     ===========   ===========  ============ ============   ===========

NET ASSETS:
Accumulation unit values............................ $19,136,014   $37,393,569  $116,568,730 $167,320,642   $49,805,946
Accumulation nonunitized............................          --            --            --      501,268            --
Retained by AXA Equitable in Separate Account FP....      14,122           194        21,959       32,393           655
                                                     -----------   -----------  ------------ ------------   -----------
TOTAL NET ASSETS.................................... $19,150,136   $37,393,763  $116,590,689 $167,854,303   $49,806,601
                                                     ===========   ===========  ============ ============   ===========

Investments in shares of the Portfolios, at cost.... $14,869,141   $35,963,572  $ 78,506,164 $175,467,338   $48,390,886
The Portfolios shares held
   Class A..........................................   1,219,036            --     2,219,734  132,714,222     1,454,321
   Class B..........................................   1,034,028     5,610,847     6,522,709   42,683,981     1,349,523

                                                     EQ/PIMCO ULTRA
                                                      SHORT BOND*
                                                     --------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value..............................................  $36,532,893
Receivable for shares of the Portfolios sold........           --
Receivable for policy-related transactions..........       32,408
                                                      -----------
   Total assets.....................................   36,565,301
                                                      -----------

LIABILITIES:
Payable for shares of the Portfolios purchased......       32,408
Payable for policy-related transactions.............           --
                                                      -----------
   Total liabilities................................       32,408
                                                      -----------
NET ASSETS..........................................  $36,532,893
                                                      ===========

NET ASSETS:
Accumulation unit values............................  $36,530,881
Accumulation nonunitized............................           --
Retained by AXA Equitable in Separate Account FP....        2,012
                                                      -----------
TOTAL NET ASSETS....................................  $36,532,893
                                                      ===========

Investments in shares of the Portfolios, at cost....  $36,935,533
The Portfolios shares held
   Class A..........................................    1,776,428
   Class B..........................................    1,929,918

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014


                                                   EQ/QUALITY     EQ/SMALL    EQ/T. ROWE PRICE EQ/UBS GROWTH EQ/WELLS FARGO
                                                   BOND PLUS*  COMPANY INDEX*  GROWTH STOCK*     & INCOME*   OMEGA GROWTH*
                                                   ----------- -------------- ---------------- ------------- --------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................ $63,509,521  $73,802,655     $64,703,301     $11,001,086   $94,355,676
Receivable for shares of the Portfolios sold......          --       34,006              --           2,035       879,190
Receivable for policy-related transactions........          --           --          46,390              --            --
                                                   -----------  -----------     -----------     -----------   -----------
   Total assets...................................  63,509,521   73,836,661      64,749,691      11,003,121    95,234,866
                                                   -----------  -----------     -----------     -----------   -----------

LIABILITIES:
Payable for shares of the Portfolios purchased....         742           --          46,390              --            --
Payable for policy-related transactions...........       9,936       34,007              --           2,035       879,190
                                                   -----------  -----------     -----------     -----------   -----------
   Total liabilities..............................      10,678       34,007          46,390           2,035       879,190
                                                   -----------  -----------     -----------     -----------   -----------
NET ASSETS........................................ $63,498,843  $73,802,654     $64,703,301     $11,001,086   $94,355,676
                                                   ===========  ===========     ===========     ===========   ===========

NET ASSETS:
Accumulation unit values.......................... $63,405,781  $73,777,308     $64,589,865     $11,000,991   $94,306,662
Accumulation nonunitized..........................      42,305           --              --              --            --
Retained by AXA Equitable in Separate Account FP..      50,757       25,346         113,436              95        49,014
                                                   -----------  -----------     -----------     -----------   -----------
TOTAL NET ASSETS.................................. $63,498,843  $73,802,654     $64,703,301     $11,001,086   $94,355,676
                                                   ===========  ===========     ===========     ===========   ===========

Investments in shares of the Portfolios, at cost.. $66,850,164  $63,568,644     $45,129,045     $ 8,219,850   $97,830,892
The Portfolios shares held
   Class A........................................   4,914,919    3,900,422          66,961              --     1,076,518
   Class B........................................   2,531,543    2,407,248       1,732,352       1,121,293     7,404,323
   Service Class 2................................          --           --              --              --            --

                                                   FIDELITY(R) VIP
                                                    ASSET MANAGER:
                                                   GROWTH PORTFOLIO
                                                   ----------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................    $1,482,577
Receivable for shares of the Portfolios sold......         9,300
Receivable for policy-related transactions........            --
                                                      ----------
   Total assets...................................     1,491,877
                                                      ----------

LIABILITIES:
Payable for shares of the Portfolios purchased....            --
Payable for policy-related transactions...........         9,300
                                                      ----------
   Total liabilities..............................         9,300
                                                      ----------
NET ASSETS........................................    $1,482,577
                                                      ==========

NET ASSETS:
Accumulation unit values..........................    $1,481,771
Accumulation nonunitized..........................            --
Retained by AXA Equitable in Separate Account FP..           806
                                                      ----------
TOTAL NET ASSETS..................................    $1,482,577
                                                      ==========

Investments in shares of the Portfolios, at cost..    $1,219,990
The Portfolios shares held
   Class A........................................            --
   Class B........................................            --
   Service Class 2................................        78,278

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                          FIDELITY(R) VIP FIDELITY(R) VIP   FIDELITY(R)                         FIDELITY(R) VIP
                                           CONTRAFUND(R)   EQUITY-INCOME    VIP GROWTH &   FIDELITY(R) VIP HIGH INVESTMENT GRADE
                                             PORTFOLIO       PORTFOLIO    INCOME PORTFOLIO   INCOME PORTFOLIO    BOND PORTFOLIO
                                          --------------- --------------- ---------------- -------------------- ----------------
ASSETS:
Investments in shares of the Portfolios,
 at fair value...........................   $87,944,966     $1,011,726       $7,537,673         $5,043,450         $8,320,035
Receivable for shares of the Portfolios
 sold....................................       368,430             --               --          2,270,493             22,021
Receivable for policy-related
 transactions............................            --             --            3,295                 --                 --
                                            -----------     ----------       ----------         ----------         ----------
   Total assets..........................    88,313,396      1,011,726        7,540,968          7,313,943          8,342,056
                                            -----------     ----------       ----------         ----------         ----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased...............................            --             --            3,295                 --                 --
Payable for policy-related transactions..       368,430             --               --          2,270,493             22,021
                                            -----------     ----------       ----------         ----------         ----------
   Total liabilities.....................       368,430             --            3,295          2,270,493             22,021
                                            -----------     ----------       ----------         ----------         ----------
NET ASSETS...............................   $87,944,966     $1,011,726       $7,537,673         $5,043,450         $8,320,035
                                            ===========     ==========       ==========         ==========         ==========

NET ASSETS:
Accumulation unit values.................   $87,938,140     $1,006,996       $7,536,821         $5,043,332         $8,319,233
Accumulation nonunitized.................            --             --               --                 --                 --
Retained by AXA Equitable in Separate
 Account FP..............................         6,826          4,730              852                118                802
                                            -----------     ----------       ----------         ----------         ----------
TOTAL NET ASSETS.........................   $87,944,966     $1,011,726       $7,537,673         $5,043,450         $8,320,035
                                            ===========     ==========       ==========         ==========         ==========

Investments in shares of the Portfolios,
 at cost.................................   $74,632,586     $  937,669       $6,549,642         $5,464,129         $8,268,328
The Portfolios shares held
   Service Class 2.......................     2,396,321         42,456          368,951            940,942            665,071

                                           FIDELITY(R) VIP
                                          MID CAP PORTFOLIO
                                          -----------------
ASSETS:
Investments in shares of the Portfolios,
 at fair value...........................    $32,757,977
Receivable for shares of the Portfolios
 sold....................................        910,206
Receivable for policy-related
 transactions............................             --
                                             -----------
   Total assets..........................     33,668,183
                                             -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased...............................             --
Payable for policy-related transactions..        910,206
                                             -----------
   Total liabilities.....................        910,206
                                             -----------
NET ASSETS...............................    $32,757,977
                                             ===========

NET ASSETS:
Accumulation unit values.................    $32,742,038
Accumulation nonunitized.................             --
Retained by AXA Equitable in Separate
 Account FP..............................         15,939
                                             -----------
TOTAL NET ASSETS.........................    $32,757,977
                                             ===========

Investments in shares of the Portfolios,
 at cost.................................    $30,339,528
The Portfolios shares held
   Service Class 2.......................        889,196

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                 FIDELITY(R) VIP
                                                           FIDELITY(R) VIP MONEY FIDELITY(R) VIP VALUE STRATEGIES FRANKLIN MUTUAL
                                                             MARKET PORTFOLIO    VALUE PORTFOLIO    PORTFOLIO     SHARES VIP FUND
                                                           --------------------- --------------- ---------------- ---------------
ASSETS:
Investments in shares of the Portfolios, at fair value....       $999,490          $1,532,798        $322,852       $11,541,844
Receivable for shares of the Portfolios sold..............             --              18,047          12,387           239,101
Receivable for policy-related transactions................             --                  --              --                --
                                                                 --------          ----------        --------       -----------
   Total assets...........................................        999,490           1,550,845         335,239        11,780,945
                                                                 --------          ----------        --------       -----------

LIABILITIES:
Payable for shares of the Portfolios purchased............             --                  --              --                --
Payable for policy-related transactions...................             --              18,047          12,387           239,101
                                                                 --------          ----------        --------       -----------
   Total liabilities......................................             --              18,047          12,387           239,101
                                                                 --------          ----------        --------       -----------
NET ASSETS................................................       $999,490          $1,532,798        $322,852       $11,541,844
                                                                 ========          ==========        ========       ===========

NET ASSETS:
Accumulation unit values..................................       $999,393          $1,518,717        $322,619       $11,541,783
Retained by AXA Equitable in Separate Account FP..........             97              14,081             233                61
                                                                 --------          ----------        --------       -----------
TOTAL NET ASSETS..........................................       $999,490          $1,532,798        $322,852       $11,541,844
                                                                 ========          ==========        ========       ===========

Investments in shares of the Portfolios, at cost..........       $999,490          $1,371,125        $241,753       $ 9,326,007
The Portfolios shares held
   Class 2................................................             --                  --              --           510,701
   Service Class 2........................................        999,489              96,463          21,129                --

                                                           FRANKLIN RISING    FRANKLIN
                                                              DIVIDENDS      SMALL CAP
                                                              VIP FUND     VALUE VIP FUND
                                                           --------------- --------------
ASSETS:
Investments in shares of the Portfolios, at fair value....   $53,365,263     $5,652,905
Receivable for shares of the Portfolios sold..............            --          5,528
Receivable for policy-related transactions................        51,677             --
                                                             -----------     ----------
   Total assets...........................................    53,416,940      5,658,433
                                                             -----------     ----------

LIABILITIES:
Payable for shares of the Portfolios purchased............        51,677             --
Payable for policy-related transactions...................            --          5,528
                                                             -----------     ----------
   Total liabilities......................................        51,677          5,528
                                                             -----------     ----------
NET ASSETS................................................   $53,365,263     $5,652,905
                                                             ===========     ==========

NET ASSETS:
Accumulation unit values..................................   $53,364,113     $5,650,110
Retained by AXA Equitable in Separate Account FP..........         1,150          2,795
                                                             -----------     ----------
TOTAL NET ASSETS..........................................   $53,365,263     $5,652,905
                                                             ===========     ==========

Investments in shares of the Portfolios, at cost..........   $44,009,036     $5,498,146
The Portfolios shares held
   Class 2................................................     1,836,382        253,266
   Service Class 2........................................            --             --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                GOLDMAN     INVESCO V.I.      INVESCO      INVESCO V.I.
                                          FRANKLIN STRATEGIC SACHS VIT MID   DIVERSIFIED    V.I. GLOBAL    INTERNATIONAL
                                           INCOME VIP FUND   CAP VALUE FUND DIVIDEND FUND REAL ESTATE FUND  GROWTH FUND
                                          ------------------ -------------- ------------- ---------------- -------------
ASSETS:
Investments in shares of the Portfolios,
 at fair value...........................    $28,647,991      $10,519,940    $2,093,854     $30,513,428     $28,704,895
Receivable for shares of the Portfolios
 sold....................................             --              554        26,633          21,955          28,293
Receivable for policy-related
 transactions............................         43,669               --            --              --              --
                                             -----------      -----------    ----------     -----------     -----------
   Total assets..........................     28,691,660       10,520,494     2,120,487      30,535,383      28,733,188
                                             -----------      -----------    ----------     -----------     -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased...............................         43,669               --            --              --              --
Payable for policy-related transactions..             --              554        26,558          21,955          28,293
                                             -----------      -----------    ----------     -----------     -----------
   Total liabilities.....................         43,669              554        26,558          21,955          28,293
                                             -----------      -----------    ----------     -----------     -----------
NET ASSETS...............................    $28,647,991      $10,519,940    $2,093,929     $30,513,428     $28,704,895
                                             ===========      ===========    ==========     ===========     ===========

NET ASSETS:
Accumulation unit values.................    $28,646,400      $10,519,736    $2,093,918     $30,513,055     $28,704,167
Retained by AXA Equitable in Separate
 Account FP..............................          1,591              204            11             373             728
                                             -----------      -----------    ----------     -----------     -----------
TOTAL NET ASSETS.........................    $28,647,991      $10,519,940    $2,093,929     $30,513,428     $28,704,895
                                             ===========      ===========    ==========     ===========     ===========

Investments in shares of the Portfolios,
 at cost.................................    $30,551,755      $10,798,022    $1,989,982     $27,982,160     $26,537,292
The Portfolios shares held
   Class 2...............................      2,480,346               --            --              --              --
   Series II.............................             --               --        90,604       1,817,357         833,960
   Service Shares........................             --          602,862            --              --              --

                                              INVESCO
                                            V.I. MID CAP
                                          CORE EQUITY FUND
                                          ----------------
ASSETS:
Investments in shares of the Portfolios,
 at fair value...........................    $3,519,405
Receivable for shares of the Portfolios
 sold....................................         3,669
Receivable for policy-related
 transactions............................            --
                                             ----------
   Total assets..........................     3,523,074
                                             ----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased...............................            --
Payable for policy-related transactions..         3,669
                                             ----------
   Total liabilities.....................         3,669
                                             ----------
NET ASSETS...............................    $3,519,405
                                             ==========

NET ASSETS:
Accumulation unit values.................    $3,519,399
Retained by AXA Equitable in Separate
 Account FP..............................             6
                                             ----------
TOTAL NET ASSETS.........................    $3,519,405
                                             ==========

Investments in shares of the Portfolios,
 at cost.................................    $3,522,148
The Portfolios shares held
   Class 2...............................            --
   Series II.............................       254,292
   Service Shares........................            --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                INVESCO     IVY FUNDS VIP                                          IVY FUNDS VIP
                                              V.I. SMALL      DIVIDEND    IVY FUNDS   IVY FUNDS VIP IVY FUNDS VIP     SCIENCE
                                            CAP EQUITY FUND OPPORTUNITIES VIP ENERGY   HIGH INCOME  MID CAP GROWTH AND TECHNOLOGY
                                            --------------- ------------- ----------- ------------- -------------- --------------
ASSETS:
Investments in shares of the Portfolios,
 at fair value.............................   $4,096,018      $703,003    $14,919,242  $17,934,447   $28,519,778    $22,263,940
Receivable for shares of the Portfolios
 sold......................................           --        49,800             --           --        53,307        149,416
Receivable for policy-related transactions.        3,260            --          6,706       28,125            --             --
                                              ----------      --------    -----------  -----------   -----------    -----------
   Total assets............................    4,099,278       752,803     14,925,948   17,962,572    28,573,085     22,413,356
                                              ----------      --------    -----------  -----------   -----------    -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased.................................        3,260            --          6,706       28,125            --             --
Payable for policy-related transactions....           --        49,800             --           --        53,257        149,416
                                              ----------      --------    -----------  -----------   -----------    -----------
   Total liabilities.......................        3,260        49,800          6,706       28,125        53,257        149,416
                                              ----------      --------    -----------  -----------   -----------    -----------
NET ASSETS.................................   $4,096,018      $703,003    $14,919,242  $17,934,447   $28,519,828    $22,263,940
                                              ==========      ========    ===========  ===========   ===========    ===========

NET ASSETS:
Accumulation unit values...................   $4,095,964      $701,393    $14,918,456  $17,934,441   $28,519,793    $22,263,257
Retained by AXA Equitable in Separate
 Account FP................................           54         1,610            786            6            35            683
                                              ----------      --------    -----------  -----------   -----------    -----------
TOTAL NET ASSETS...........................   $4,096,018      $703,003    $14,919,242  $17,934,447   $28,519,828    $22,263,940
                                              ==========      ========    ===========  ===========   ===========    ===========

Investments in shares of the Portfolios,
 at cost...................................   $3,608,293      $644,459    $16,819,634  $18,535,307   $24,958,282    $22,302,925
The Portfolios shares held
   Common Shares...........................           --        77,712      2,292,482    4,657,572     2,629,884        889,732
   Series II...............................      178,320            --             --           --            --             --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                   IVY FUNDS  LAZARD RETIREMENT                           MFS(R)
                                                   VIP SMALL  EMERGING MARKETS  MFS(R) INTERNATIONAL INVESTORS GROWTH
                                                   CAP GROWTH EQUITY PORTFOLIO    VALUE PORTFOLIO      STOCK SERIES
                                                   ---------- ----------------- -------------------- ----------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................ $5,917,196    $45,487,910        $57,722,309         $2,205,922
Receivable for shares of the Portfolios sold......      2,793             --            828,235                 --
Receivable for policy-related transactions........         --        728,566                 --             11,998
                                                   ----------    -----------        -----------         ----------
   Total assets...................................  5,919,989     46,216,476         58,550,544          2,217,920
                                                   ----------    -----------        -----------         ----------

LIABILITIES:
Payable for shares of the Portfolios purchased....         --        728,566                 --             11,998
Payable for policy-related transactions...........      2,793             --            828,235                 --
                                                   ----------    -----------        -----------         ----------
   Total liabilities..............................      2,793        728,566            828,235             11,998
                                                   ----------    -----------        -----------         ----------
NET ASSETS........................................ $5,917,196    $45,487,910        $57,722,309         $2,205,922
                                                   ==========    ===========        ===========         ==========

NET ASSETS:
Accumulation unit values.......................... $5,916,904    $45,474,268        $57,722,291         $2,205,835
Retained by AXA Equitable in Separate Account FP..        292         13,642                 18                 87
                                                   ----------    -----------        -----------         ----------
TOTAL NET ASSETS.................................. $5,917,196    $45,487,910        $57,722,309         $2,205,922
                                                   ==========    ===========        ===========         ==========

Investments in shares of the Portfolios, at cost.. $5,695,717    $49,050,507        $52,381,128         $1,883,250
The Portfolios shares held
   Common Shares..................................    486,912             --                 --                 --
   Service Class..................................         --             --          2,692,272            141,134
   Service Shares.................................         --      2,278,953                 --                 --

                                                   MFS(R) INVESTORS MFS(R) UTILITIES
                                                     TRUST SERIES        SERIES
                                                   ---------------- ----------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................    $2,089,386       $1,860,053
Receivable for shares of the Portfolios sold......         2,216           85,522
Receivable for policy-related transactions........            --               --
                                                      ----------       ----------
   Total assets...................................     2,091,602        1,945,575
                                                      ----------       ----------

LIABILITIES:
Payable for shares of the Portfolios purchased....            --               --
Payable for policy-related transactions...........         2,216           85,522
                                                      ----------       ----------
   Total liabilities..............................         2,216           85,522
                                                      ----------       ----------
NET ASSETS........................................    $2,089,386       $1,860,053
                                                      ==========       ==========

NET ASSETS:
Accumulation unit values..........................    $2,089,350       $1,860,027
Retained by AXA Equitable in Separate Account FP..            36               26
                                                      ----------       ----------
TOTAL NET ASSETS..................................    $2,089,386       $1,860,053
                                                      ==========       ==========

Investments in shares of the Portfolios, at cost..    $1,850,081       $1,831,480
The Portfolios shares held
   Common Shares..................................            --               --
   Service Class..................................        69,346           55,557
   Service Shares.................................            --               --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014


                                                      MULTIMANAGER    MULTIMANAGER  MULTIMANAGER    MULTIMANAGER  MULTIMANAGER
                                                   AGGRESSIVE EQUITY*  CORE BOND*  MID CAP GROWTH* MID CAP VALUE* TECHNOLOGY*
                                                   ------------------ ------------ --------------- -------------- ------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................    $417,870,176    $76,338,086    $33,086,243    $50,672,338   $89,921,645
Receivable for shares of the Portfolios sold......              --         31,112             --             --            --
Receivable for policy-related transactions........              --             --          2,478            430         5,747
                                                      ------------    -----------    -----------    -----------   -----------
   Total assets...................................     417,870,176     76,369,198     33,088,721     50,672,768    89,927,392
                                                      ------------    -----------    -----------    -----------   -----------

LIABILITIES:
Payable for shares of the Portfolios purchased....          13,813             --          3,077            430         5,748
Payable for policy-related transactions...........         222,874         31,112             --             --            --
                                                      ------------    -----------    -----------    -----------   -----------
   Total liabilities..............................         236,687         31,112          3,077            430         5,748
                                                      ------------    -----------    -----------    -----------   -----------
NET ASSETS........................................    $417,633,489    $76,338,086    $33,085,644    $50,672,338   $89,921,644
                                                      ============    ===========    ===========    ===========   ===========

NET ASSETS:
Accumulation unit values..........................    $416,940,624    $76,323,547    $32,994,847    $50,489,683   $89,875,640
Accumulation nonunitized..........................         628,275             --             --             --            --
Retained by AXA Equitable in Separate Account FP..          64,590         14,539         90,797        182,655        46,004
                                                      ------------    -----------    -----------    -----------   -----------
TOTAL NET ASSETS..................................    $417,633,489    $76,338,086    $33,085,644    $50,672,338   $89,921,644
                                                      ============    ===========    ===========    ===========   ===========

Investments in shares of the Portfolios, at cost..    $232,871,669    $79,990,748    $32,637,806    $31,736,409   $58,744,269
The Portfolios shares held
   Class A........................................       8,842,893      2,263,831      1,253,034        805,910       809,912
   Class B........................................         622,462      5,423,980      2,348,719      2,832,112     3,708,187
   Class II.......................................              --             --             --             --            --

                                                    NATURAL
                                                   RESOURCES
                                                   PORTFOLIO
                                                   ----------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................ $7,525,500
Receivable for shares of the Portfolios sold......     91,359
Receivable for policy-related transactions........         --
                                                   ----------
   Total assets...................................  7,616,859
                                                   ----------

LIABILITIES:
Payable for shares of the Portfolios purchased....         --
Payable for policy-related transactions...........     91,359
                                                   ----------
   Total liabilities..............................     91,359
                                                   ----------
NET ASSETS........................................ $7,525,500
                                                   ==========

NET ASSETS:
Accumulation unit values.......................... $7,524,516
Accumulation nonunitized..........................         --
Retained by AXA Equitable in Separate Account FP..        984
                                                   ----------
TOTAL NET ASSETS.................................. $7,525,500
                                                   ==========

Investments in shares of the Portfolios, at cost.. $9,266,162
The Portfolios shares held
   Class A........................................         --
   Class B........................................         --
   Class II.......................................    255,102

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                  PIMCO COMMODITYREAL                                      T. ROWE PRICE
                  RETURN(R) STRATEGY     PIMCO REAL      PIMCO TOTAL           EQUITY        T. ROWE PRICE HEALTH  TARGET 2015
                       PORTFOLIO      RETURN PORTFOLIO RETURN PORTFOLIO INCOME PORTFOLIO -II SCIENCES PORTFOLIO-II ALLOCATION*
                  ------------------- ---------------- ---------------- -------------------- --------------------- -----------
ASSETS:
Investments in
 shares of the
 Portfolios,
 at fair value...     $ 9,022,434       $25,635,978      $63,291,137        $20,538,620           $6,011,111         $38,427
Receivable for
 shares of the
 Portfolios
 sold............              --           688,035          549,052            526,512              450,608              --
Receivable for
 policy-related
 transactions....          37,903                --               --                 --                   --              --
                      -----------       -----------      -----------        -----------           ----------         -------
   Total assets..       9,060,337        26,324,013       63,840,189         21,065,132            6,461,719          38,427
                      -----------       -----------      -----------        -----------           ----------         -------

LIABILITIES:
Payable for
 shares of the
 Portfolios
 purchased.......          37,903                --               --                 --                   --              --
Payable for
 policy-related
 transactions....              --           688,035          548,977            526,512              450,608              --
                      -----------       -----------      -----------        -----------           ----------         -------
   Total
    liabilities..          37,903           688,035          548,977            526,512              450,608              --
                      -----------       -----------      -----------        -----------           ----------         -------
NET ASSETS.......     $ 9,022,434       $25,635,978      $63,291,212        $20,538,620           $6,011,111         $38,427
                      ===========       ===========      ===========        ===========           ==========         =======

NET ASSETS:
Accumulation
 unit values.....     $ 9,010,159       $25,631,185      $63,291,196        $20,536,703           $6,008,385         $38,397
Retained by
 AXA Equitable
 in Separate
 Account FP......          12,275             4,793               16              1,917                2,726              30
                      -----------       -----------      -----------        -----------           ----------         -------
TOTAL NET
 ASSETS..........     $ 9,022,434       $25,635,978      $63,291,212        $20,538,620           $6,011,111         $38,427
                      ===========       ===========      ===========        ===========           ==========         =======

Investments in
 shares of the
 Portfolios,
 at cost.........     $12,536,877       $27,290,413      $64,286,146        $16,503,530           $5,468,623         $42,394
The Portfolios
 shares held
   Class B.......              --                --               --                 --                   --           4,341
   Advisor
    Class........       1,837,563         2,001,247        5,650,994                 --                   --              --
   Class II......              --                --               --            685,993              165,824              --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                   TEMPLETON
                                            TARGET 2025 TARGET 2035 TARGET 2045    DEVELOPING    TEMPLETON GLOBAL    TEMPLETON
                                            ALLOCATION* ALLOCATION* ALLOCATION* MARKETS VIP FUND  BOND VIP FUND   GROWTH VIP FUND
                                            ----------- ----------- ----------- ---------------- ---------------- ---------------
ASSETS:
Investments in shares of the Portfolios,
 at fair value.............................  $915,387    $934,182    $259,231     $ 9,492,697      $47,540,630      $5,381,040
Receivable for shares of the Portfolios
 sold......................................        --          --          --              --          151,132              --
Receivable for policy-related transactions.     8,738          --          25           3,217               --           3,709
                                             --------    --------    --------     -----------      -----------      ----------
   Total assets............................   924,125     934,182     259,256       9,495,914       47,691,762       5,384,749
                                             --------    --------    --------     -----------      -----------      ----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased.................................     8,738          --          --           3,217               --           3,709
Payable for policy-related transactions....        --          --          --              --          151,132              --
                                             --------    --------    --------     -----------      -----------      ----------
   Total liabilities.......................     8,738          --          --           3,217          151,132           3,709
                                             --------    --------    --------     -----------      -----------      ----------
NET ASSETS.................................  $915,387    $934,182    $259,256     $ 9,492,697      $47,540,630      $5,381,040
                                             ========    ========    ========     ===========      ===========      ==========

NET ASSETS:
Accumulation unit values...................  $915,341    $934,182    $259,238     $ 9,492,370      $47,540,413      $5,379,430
Retained by AXA Equitable in Separate
 Account FP................................        46          --          18             327              217           1,610
                                             --------    --------    --------     -----------      -----------      ----------
TOTAL NET ASSETS...........................  $915,387    $934,182    $259,256     $ 9,492,697      $47,540,630      $5,381,040
                                             ========    ========    ========     ===========      ===========      ==========

Investments in shares of the Portfolios,
 at cost...................................  $960,220    $945,501    $251,617     $10,438,183      $49,328,730      $5,366,136
The Portfolios shares held
   Class B.................................    92,719      93,029      26,103              --               --              --
   Class 2.................................        --          --          --       1,031,815        2,642,614         368,312

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                       VANGUARD VARIABLE
                                                       INSURANCE FUND -
                                    VAN ECK VIP GLOBAL   EQUITY INDEX
                                     HARD ASSETS FUND      PORTFOLIO
                                    ------------------ -----------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value.........    $11,179,645        $7,589,133
Receivable for shares of the
 Portfolios sold...................             --           130,911
Receivable for policy-related
 transactions......................         24,318                --
                                       -----------        ----------
   Total assets....................     11,203,963         7,720,044
                                       -----------        ----------

LIABILITIES:
Payable for shares of the
 Portfolios purchased..............         24,318                --
Payable for policy-related
 transactions......................             --           130,911
                                       -----------        ----------
   Total liabilities...............         24,318           130,911
                                       -----------        ----------
NET ASSETS.........................    $11,179,645        $7,589,133
                                       ===========        ==========

NET ASSETS:
Accumulation unit values...........    $11,178,372        $7,579,640
Retained by AXA Equitable in
 Separate Account FP...............          1,273             9,493
                                       -----------        ----------
TOTAL NET ASSETS                       $11,179,645        $7,589,133
                                       ===========        ==========

Investments in shares of the
 Portfolios, at cost...............    $13,427,374        $5,834,796
The Portfolios shares held
   Class S Shares..................        453,719                --
   Investor Share Class............             --           220,358

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

The following table provides units outstanding and unit values associated with the Variable Investment Options of the Account and is further categorized by share class and contract charges.

                                                                                                       UNITS
                                                                CONTRACT                            OUTSTANDING
                                                                CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                                -------- --------------- ---------- -----------
ALL ASSET AGGRESSIVE-ALT 25....................................  0.00%         B          $110.99       24
ALL ASSET AGGRESSIVE-ALT 25....................................  0.60%         B          $109.89        5
ALL ASSET AGGRESSIVE-ALT 25....................................  0.80%         B          $109.53       --
ALL ASSET AGGRESSIVE-ALT 25....................................  0.90%         B          $109.35        2

ALL ASSET GROWTH-ALT 20........................................  0.00%         B          $  9.86        1
ALL ASSET GROWTH-ALT 20........................................  0.00%         B          $136.49       84
ALL ASSET GROWTH-ALT 20........................................  0.60%         B          $132.69       43
ALL ASSET GROWTH-ALT 20........................................  0.80%         B          $131.44       --
ALL ASSET GROWTH-ALT 20........................................  0.90%         B          $130.82        3

ALL ASSET MODERATE GROWTH-ALT 15...............................  0.00%         B          $  9.89        5
ALL ASSET MODERATE GROWTH-ALT 15...............................  0.00%         B          $107.48       19
ALL ASSET MODERATE GROWTH-ALT 15...............................  0.60%         B          $106.42        4
ALL ASSET MODERATE GROWTH-ALT 15...............................  0.80%         B          $106.07       --
ALL ASSET MODERATE GROWTH-ALT 15...............................  0.90%         B          $105.90       --

AMERICAN CENTURY VP MID CAP VALUE FUND.........................  0.00%      CLASS II      $ 18.57       61
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  0.00%      CLASS II      $185.71       70
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  0.60%      CLASS II      $180.54       87
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  0.80%      CLASS II      $178.84       --
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  0.90%      CLASS II      $178.00        4

AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  0.00%      CLASS 4       $ 11.47       10
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  0.00%      CLASS 4       $114.71       10
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  0.60%      CLASS 4       $113.58        5
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  0.80%      CLASS 4       $113.20       --
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  0.90%      CLASS 4       $113.02       --

AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)...........  0.00%      CLASS 4       $  9.82       54
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)...........  0.00%      CLASS 4       $ 98.22       21
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)...........  0.60%      CLASS 4       $ 97.25       13
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)...........  0.90%      CLASS 4       $ 96.76       --

AXA 400 MANAGED VOLATILITY.....................................  0.00%         B          $163.75       10
AXA 400 MANAGED VOLATILITY.....................................  0.60%         B          $159.19        8
AXA 400 MANAGED VOLATILITY.....................................  0.80%         B          $157.69       --
AXA 400 MANAGED VOLATILITY.....................................  0.90%         B          $156.94        1

AXA 500 MANAGED VOLATILITY.....................................  0.00%         B          $169.43       15
AXA 500 MANAGED VOLATILITY.....................................  0.60%         B          $164.72       17
AXA 500 MANAGED VOLATILITY.....................................  0.80%         B          $163.17       --
AXA 500 MANAGED VOLATILITY.....................................  0.90%         B          $162.40        1

AXA 2000 MANAGED VOLATILITY....................................  0.00%         B          $156.13        7
AXA 2000 MANAGED VOLATILITY....................................  0.60%         B          $151.78        8
AXA 2000 MANAGED VOLATILITY....................................  0.80%         B          $150.35       --
AXA 2000 MANAGED VOLATILITY....................................  0.90%         B          $149.64        2

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                UNITS
                                         CONTRACT                            OUTSTANDING
                                         CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                         -------- --------------- ---------- -----------
AXA AGGRESSIVE ALLOCATION...............  0.00%          A         $ 20.82        32
AXA AGGRESSIVE ALLOCATION...............  0.00%          A         $124.88        --
AXA AGGRESSIVE ALLOCATION...............  0.00%          A         $206.85       149
AXA AGGRESSIVE ALLOCATION...............  0.60%          A         $193.31       155
AXA AGGRESSIVE ALLOCATION...............  0.80%          A         $188.98         1
AXA AGGRESSIVE ALLOCATION...............  0.90%          A         $186.85         7
AXA AGGRESSIVE ALLOCATION...............  0.00%          B         $202.64       334
AXA AGGRESSIVE ALLOCATION...............  0.60%          B         $189.38        62

AXA BALANCED STRATEGY...................  0.00%          B         $140.75       141

AXA CONSERVATIVE ALLOCATION.............  0.00%          A         $ 13.94       120
AXA CONSERVATIVE ALLOCATION.............  0.00%          A         $125.04         5
AXA CONSERVATIVE ALLOCATION.............  0.00%          A         $152.98        38
AXA CONSERVATIVE ALLOCATION.............  0.60%          A         $142.97       102
AXA CONSERVATIVE ALLOCATION.............  0.80%          A         $139.76         1
AXA CONSERVATIVE ALLOCATION.............  0.90%          A         $138.19        22
AXA CONSERVATIVE ALLOCATION.............  0.00%          B         $149.86        44
AXA CONSERVATIVE ALLOCATION.............  0.60%          B         $140.05        27

AXA CONSERVATIVE GROWTH STRATEGY........  0.00%          B         $134.36        40

AXA CONSERVATIVE STRATEGY...............  0.00%          B         $121.89        16

AXA CONSERVATIVE-PLUS ALLOCATION........  0.00%          A         $ 15.68        59
AXA CONSERVATIVE-PLUS ALLOCATION........  0.00%          A         $126.07         0
AXA CONSERVATIVE-PLUS ALLOCATION........  0.00%          A         $165.98        38
AXA CONSERVATIVE-PLUS ALLOCATION........  0.60%          A         $155.11        77
AXA CONSERVATIVE-PLUS ALLOCATION........  0.80%          A         $151.64         1
AXA CONSERVATIVE-PLUS ALLOCATION........  0.90%          A         $149.93         4
AXA CONSERVATIVE-PLUS ALLOCATION........  0.00%          B         $162.60        72
AXA CONSERVATIVE-PLUS ALLOCATION........  0.60%          B         $151.95        22

AXA GLOBAL EQUITY MANAGED VOLATILITY....  0.00%          A         $ 22.29        44
AXA GLOBAL EQUITY MANAGED VOLATILITY....  0.00%          A         $315.39         2
AXA GLOBAL EQUITY MANAGED VOLATILITY....  0.00%          A         $507.81        60
AXA GLOBAL EQUITY MANAGED VOLATILITY....  0.00%          B         $272.26       114
AXA GLOBAL EQUITY MANAGED VOLATILITY....  0.60%          B         $245.24       319
AXA GLOBAL EQUITY MANAGED VOLATILITY....  0.60%          B         $332.51        16
AXA GLOBAL EQUITY MANAGED VOLATILITY....  0.80%          B         $236.81         2
AXA GLOBAL EQUITY MANAGED VOLATILITY....  0.90%          B         $232.70        27

AXA GROWTH STRATEGY.....................  0.00%          B         $154.35       223

AXA INTERNATIONAL CORE MANAGED
 VOLATILITY.............................  0.00%          A         $229.84        67
AXA INTERNATIONAL CORE MANAGED
 VOLATILITY.............................  0.60%          A         $167.11         4
AXA INTERNATIONAL CORE MANAGED
 VOLATILITY.............................  0.00%          B         $148.95       132
AXA INTERNATIONAL CORE MANAGED
 VOLATILITY.............................  0.60%          B         $135.38       231
AXA INTERNATIONAL CORE MANAGED
 VOLATILITY.............................  0.80%          B         $131.65        --
AXA INTERNATIONAL CORE MANAGED
 VOLATILITY.............................  0.90%          B         $129.25        18

AXA INTERNATIONAL MANAGED VOLATILITY....  0.00%          B         $116.49         9
AXA INTERNATIONAL MANAGED VOLATILITY....  0.60%          B         $113.24         6
AXA INTERNATIONAL MANAGED VOLATILITY....  0.90%          B         $111.65        --

AXA INTERNATIONAL VALUE MANAGED
 VOLATILITY.............................  0.00%          A         $ 16.26        29
AXA INTERNATIONAL VALUE MANAGED
 VOLATILITY.............................  0.00%          A         $174.37         3
AXA INTERNATIONAL VALUE MANAGED
 VOLATILITY.............................  0.00%          A         $222.03        73

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                          UNITS
                                                   CONTRACT                            OUTSTANDING
                                                   CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                   -------- --------------- ---------- -----------
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.60%          A         $159.53         3
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.00%          B         $162.31       122
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.60%          B         $159.57         6
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.60%          B         $162.93       263
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.80%          B         $143.46         2
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.90%          B         $155.04        35

AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.00%          A         $ 23.60         2
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.00%          A         $219.64         1
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.00%          A         $264.85        19
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.60%          A         $186.84        --
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.00%          B         $170.54        83
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.60%          B         $155.28        58
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.80%          B         $150.48        --
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.90%          B         $148.14         2

AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.00%          A         $ 25.42         7
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.00%          A         $248.83         2
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.00%          A         $327.51       127
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.60%          A         $204.77        13
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.00%          B         $312.59       115
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.60%          B         $161.49        56
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.60%          B         $281.05       538
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.80%          B         $271.22         6
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.90%          B         $266.44        44

AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%          A         $ 22.22         3
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%          A         $187.67         2
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%          A         $191.30       131
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%          A         $253.29       256
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.60%          A         $176.93        17
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.60%          A         $202.00       817
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.80%          A         $169.09        20
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.90%          A         $192.21       137
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%          B         $188.82        89
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.60%          B         $171.23         8
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.60%          B         $199.39       598
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.90%          B         $189.72        --

AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%          A         $ 27.46        19
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%          A         $243.88         4
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%          A         $315.28        32
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%          A         $338.70       136
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.60%          A         $237.21         7
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.60%          A         $275.37        30
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.60%          A         $283.47       460
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.80%          A         $273.56         4
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.90%          A         $268.73        36
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%          B         $313.94        41

AXA MODERATE ALLOCATION...........................  0.00%          A         $ 16.54       168
AXA MODERATE ALLOCATION...........................  0.00%          A         $124.49        17
AXA MODERATE ALLOCATION...........................  0.00%          A         $356.38       256
AXA MODERATE ALLOCATION...........................  0.60%          A         $772.54       877
AXA MODERATE ALLOCATION...........................  0.80%          A         $249.44        13

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                UNITS
                                         CONTRACT                            OUTSTANDING
                                         CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                         -------- --------------- ---------- -----------
AXA MODERATE ALLOCATION.................  0.90%          A         $315.41        200
AXA MODERATE ALLOCATION.................  0.00%          B         $175.47        501
AXA MODERATE ALLOCATION.................  0.60%          B         $163.12        428

AXA MODERATE GROWTH STRATEGY............  0.00%          B         $147.42        492

AXA MODERATE-PLUS ALLOCATION............  0.00%          A         $ 18.60        174
AXA MODERATE-PLUS ALLOCATION............  0.00%          A         $125.96          5
AXA MODERATE-PLUS ALLOCATION............  0.00%          A         $196.26        491
AXA MODERATE-PLUS ALLOCATION............  0.60%          A         $183.41        475
AXA MODERATE-PLUS ALLOCATION............  0.80%          A         $179.30          4
AXA MODERATE-PLUS ALLOCATION............  0.90%          A         $177.28         86
AXA MODERATE-PLUS ALLOCATION............  0.00%          B         $192.26      1,040
AXA MODERATE-PLUS ALLOCATION............  0.60%          B         $179.67        205

AXA/LOOMIS SAYLES GROWTH................  0.00%          A         $ 16.60          7
AXA/LOOMIS SAYLES GROWTH................  0.00%          A         $176.93         10
AXA/LOOMIS SAYLES GROWTH................  0.60%          A         $168.92         35
AXA/LOOMIS SAYLES GROWTH................  0.80%          A         $166.32         --
AXA/LOOMIS SAYLES GROWTH................  0.90%          A         $165.04          4
AXA/LOOMIS SAYLES GROWTH................  0.00%          B         $216.08         53
AXA/LOOMIS SAYLES GROWTH................  0.60%          B         $167.00         23

BLACKROCK GLOBAL ALLOCATION V.I. FUND...  0.00%      CLASS III     $ 13.19        139
BLACKROCK GLOBAL ALLOCATION V.I. FUND...  0.00%      CLASS III     $131.91         61

CHARTER/SM/ MULTI-SECTOR BOND...........  0.00%          A         $ 14.09         29
CHARTER/SM/ MULTI-SECTOR BOND...........  0.00%          A         $229.33        113
CHARTER/SM/ MULTI-SECTOR BOND...........  0.60%          A         $387.14        118
CHARTER/SM/ MULTI-SECTOR BOND...........  0.80%          A         $153.35          4
CHARTER/SM/ MULTI-SECTOR BOND...........  0.90%          A         $228.33         22
CHARTER/SM/ MULTI-SECTOR BOND...........  0.00%          B         $138.72         37
CHARTER/SM/ MULTI-SECTOR BOND...........  0.60%          B         $109.03        108

CHARTER/SM/ SMALL CAP GROWTH............  0.00%          B         $129.34          1
CHARTER/SM/ SMALL CAP GROWTH............  0.00%          B         $189.66         45
CHARTER/SM/ SMALL CAP GROWTH............  0.60%          B         $123.54         26
CHARTER/SM/ SMALL CAP GROWTH............  0.80%          B         $121.65         --
CHARTER/SM/ SMALL CAP GROWTH............  0.90%          B         $120.72          1

CHARTER/SM/ SMALL CAP VALUE.............  0.00%          A         $278.12         46
CHARTER/SM/ SMALL CAP VALUE.............  0.60%          A         $259.93          5
CHARTER/SM/ SMALL CAP VALUE.............  0.00%          B         $291.75         18
CHARTER/SM/ SMALL CAP VALUE.............  0.60%          B         $259.22          3
CHARTER/SM/ SMALL CAP VALUE.............  0.60%          B         $266.23         41
CHARTER/SM/ SMALL CAP VALUE.............  0.80%          B         $257.86         --
CHARTER/SM/ SMALL CAP VALUE.............  0.90%          B         $253.33         --
CHARTER/SM/ SMALL CAP VALUE.............  0.90%          B         $253.90          3

EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...  0.00%          A         $ 31.33         45
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...  0.00%          A         $412.00         97
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...  0.60%          A         $370.43        244
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...  0.80%          A         $357.47          4
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...  0.90%          A         $351.16         32
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...  0.00%          B         $338.19         30
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...  0.60%          B         $274.53        206

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                UNITS
                                         CONTRACT                            OUTSTANDING
                                         CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                         -------- --------------- ---------- -----------
EQ/BLACKROCK BASIC VALUE EQUITY.........  0.00%          A        $   25.09      110
EQ/BLACKROCK BASIC VALUE EQUITY.........  0.00%          A        $  234.42        4
EQ/BLACKROCK BASIC VALUE EQUITY.........  0.00%          A        $  327.32      107
EQ/BLACKROCK BASIC VALUE EQUITY.........  0.60%          A        $  305.92        6
EQ/BLACKROCK BASIC VALUE EQUITY.........  0.00%          B        $  430.79      122
EQ/BLACKROCK BASIC VALUE EQUITY.........  0.60%          B        $  253.31       31
EQ/BLACKROCK BASIC VALUE EQUITY.........  0.60%          B        $  387.34      279
EQ/BLACKROCK BASIC VALUE EQUITY.........  0.80%          B        $  373.79        3
EQ/BLACKROCK BASIC VALUE EQUITY.........  0.90%          B        $  367.20       28

EQ/BOSTON ADVISORS EQUITY INCOME........  0.00%          A        $  145.82        4
EQ/BOSTON ADVISORS EQUITY INCOME........  0.60%          A        $  139.22       31
EQ/BOSTON ADVISORS EQUITY INCOME........  0.80%          A        $  137.07       --
EQ/BOSTON ADVISORS EQUITY INCOME........  0.90%          A        $  136.02        2
EQ/BOSTON ADVISORS EQUITY INCOME........  0.00%          B        $  200.93       60
EQ/BOSTON ADVISORS EQUITY INCOME........  0.60%          B        $  137.59       22

EQ/CALVERT SOCIALLY RESPONSIBLE.........  0.00%          A        $  257.71        1
EQ/CALVERT SOCIALLY RESPONSIBLE.........  0.00%          B        $  161.44        5
EQ/CALVERT SOCIALLY RESPONSIBLE.........  0.60%          B        $  147.17        4
EQ/CALVERT SOCIALLY RESPONSIBLE.........  0.80%          B        $  142.67       --

EQ/CAPITAL GUARDIAN RESEARCH............  0.00%          A        $   27.18       12
EQ/CAPITAL GUARDIAN RESEARCH............  0.00%          A        $  235.50        3
EQ/CAPITAL GUARDIAN RESEARCH............  0.00%          A        $  319.92       42
EQ/CAPITAL GUARDIAN RESEARCH............  0.60%          A        $  204.19        5
EQ/CAPITAL GUARDIAN RESEARCH............  0.00%          B        $  243.01       46
EQ/CAPITAL GUARDIAN RESEARCH............  0.60%          B        $  221.58      339
EQ/CAPITAL GUARDIAN RESEARCH............  0.80%          B        $  214.83        4
EQ/CAPITAL GUARDIAN RESEARCH............  0.90%          B        $  211.54       30

EQ/COMMON STOCK INDEX...................  0.00%          A        $   25.93       34
EQ/COMMON STOCK INDEX...................  0.00%          A        $  534.98      405
EQ/COMMON STOCK INDEX...................  0.60%          A        $1,366.33      816
EQ/COMMON STOCK INDEX...................  0.80%          A        $  328.76       39
EQ/COMMON STOCK INDEX...................  0.90%          A        $  559.42      173
EQ/COMMON STOCK INDEX...................  0.00%          B        $  167.07      201
EQ/COMMON STOCK INDEX...................  0.60%          B        $  183.27      859

EQ/CORE BOND INDEX......................  0.00%          A        $  132.93      132
EQ/CORE BOND INDEX......................  0.00%          A        $  138.94        5
EQ/CORE BOND INDEX......................  0.60%          A        $  131.77        5
EQ/CORE BOND INDEX......................  0.60%          A        $  157.53       65
EQ/CORE BOND INDEX......................  0.80%          A        $  125.08       --
EQ/CORE BOND INDEX......................  0.90%          A        $  123.45       12
EQ/CORE BOND INDEX......................  0.00%          B        $  138.11       70
EQ/CORE BOND INDEX......................  0.60%          B        $  153.93       12
EQ/CORE BOND INDEX......................  0.60%          B        $  156.60       69

EQ/EQUITY 500 INDEX.....................  0.00%          A        $   25.07      335
EQ/EQUITY 500 INDEX.....................  0.00%          A        $  602.94      358
EQ/EQUITY 500 INDEX.....................  0.60%          A        $  537.46      522
EQ/EQUITY 500 INDEX.....................  0.80%          A        $  363.01       11
EQ/EQUITY 500 INDEX.....................  0.90%          A        $  504.66       94
EQ/EQUITY 500 INDEX.....................  0.00%          B        $  182.51      483
EQ/EQUITY 500 INDEX.....................  0.60%          B        $  171.67      573

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                UNITS
                                         CONTRACT                            OUTSTANDING
                                         CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                         -------- --------------- ---------- -----------
EQ/GAMCO MERGERS AND ACQUISITIONS.......  0.00%          A         $ 12.71         13
EQ/GAMCO MERGERS AND ACQUISITIONS.......  0.00%          A         $127.08          4
EQ/GAMCO MERGERS AND ACQUISITIONS.......  0.00%          B         $130.73         16
EQ/GAMCO MERGERS AND ACQUISITIONS.......  0.00%          B         $163.06         34
EQ/GAMCO MERGERS AND ACQUISITIONS.......  0.60%          B         $124.82         41
EQ/GAMCO MERGERS AND ACQUISITIONS.......  0.80%          B         $122.89         --
EQ/GAMCO MERGERS AND ACQUISITIONS.......  0.90%          B         $121.94          5

EQ/GAMCO SMALL COMPANY VALUE............  0.00%          A         $ 18.56         90
EQ/GAMCO SMALL COMPANY VALUE............  0.00%          A         $185.62         15
EQ/GAMCO SMALL COMPANY VALUE............  0.00%          B         $213.23         18
EQ/GAMCO SMALL COMPANY VALUE............  0.00%          B         $326.46        257
EQ/GAMCO SMALL COMPANY VALUE............  0.60%          B         $203.58        290
EQ/GAMCO SMALL COMPANY VALUE............  0.80%          B         $200.44          1
EQ/GAMCO SMALL COMPANY VALUE............  0.90%          B         $198.90         25

EQ/GLOBAL BOND PLUS.....................  0.00%          A         $ 12.47         18
EQ/GLOBAL BOND PLUS.....................  0.00%          A         $142.62         38
EQ/GLOBAL BOND PLUS.....................  0.60%          A         $127.52         35
EQ/GLOBAL BOND PLUS.....................  0.80%          A         $125.55         --
EQ/GLOBAL BOND PLUS.....................  0.90%          A         $124.58          9
EQ/GLOBAL BOND PLUS.....................  0.00%          B         $135.92         44
EQ/GLOBAL BOND PLUS.....................  0.60%          B         $126.02         23

EQ/INTERMEDIATE GOVERNMENT BOND.........  0.00%          A         $ 11.16         42
EQ/INTERMEDIATE GOVERNMENT BOND.........  0.00%          A         $232.88        165
EQ/INTERMEDIATE GOVERNMENT BOND.........  0.60%          A         $252.64         92
EQ/INTERMEDIATE GOVERNMENT BOND.........  0.80%          A         $179.08          2
EQ/INTERMEDIATE GOVERNMENT BOND.........  0.90%          A         $202.94         17
EQ/INTERMEDIATE GOVERNMENT BOND.........  0.00%          B         $122.74          3
EQ/INTERMEDIATE GOVERNMENT BOND.........  0.00%          B         $167.23         22
EQ/INTERMEDIATE GOVERNMENT BOND.........  0.60%          B         $152.18        100

EQ/INTERNATIONAL EQUITY INDEX...........  0.00%          A         $ 16.47         28
EQ/INTERNATIONAL EQUITY INDEX...........  0.00%          A         $190.79        230
EQ/INTERNATIONAL EQUITY INDEX...........  0.60%          A         $169.40      1,131
EQ/INTERNATIONAL EQUITY INDEX...........  0.80%          A         $137.95         10
EQ/INTERNATIONAL EQUITY INDEX...........  0.90%          A         $159.59        108
EQ/INTERNATIONAL EQUITY INDEX...........  0.00%          B         $130.25        126
EQ/INTERNATIONAL EQUITY INDEX...........  0.60%          B         $125.81        288
EQ/INTERNATIONAL EQUITY INDEX...........  0.90%          B         $117.49         --

EQ/INVESCO COMSTOCK.....................  0.00%          A         $ 10.36         12
EQ/INVESCO COMSTOCK.....................  0.00%          A         $148.75         39
EQ/INVESCO COMSTOCK.....................  0.60%          A         $142.01         42
EQ/INVESCO COMSTOCK.....................  0.80%          A         $139.82         --
EQ/INVESCO COMSTOCK.....................  0.90%          A         $138.74          8
EQ/INVESCO COMSTOCK.....................  0.00%          B         $189.36         49
EQ/INVESCO COMSTOCK.....................  0.60%          B         $140.28         20

EQ/JPMORGAN VALUE OPPORTUNITIES.........  0.00%          A         $ 26.04         17
EQ/JPMORGAN VALUE OPPORTUNITIES.........  0.00%          A         $227.43         --
EQ/JPMORGAN VALUE OPPORTUNITIES.........  0.00%          A         $296.27          4
EQ/JPMORGAN VALUE OPPORTUNITIES.........  0.00%          B         $276.74         33
EQ/JPMORGAN VALUE OPPORTUNITIES.........  0.60%          B         $174.62          9
EQ/JPMORGAN VALUE OPPORTUNITIES.........  0.60%          B         $248.83         69

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                UNITS
                                         CONTRACT                            OUTSTANDING
                                         CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                         -------- --------------- ---------- -----------
EQ/JPMORGAN VALUE OPPORTUNITIES.........  0.80%          B         $240.12         2
EQ/JPMORGAN VALUE OPPORTUNITIES.........  0.90%          B         $235.89        11

EQ/LARGE CAP GROWTH INDEX...............  0.00%          A         $ 29.23        18
EQ/LARGE CAP GROWTH INDEX...............  0.00%          A         $261.07         2
EQ/LARGE CAP GROWTH INDEX...............  0.00%          A         $313.85        46
EQ/LARGE CAP GROWTH INDEX...............  0.60%          A         $211.51         1
EQ/LARGE CAP GROWTH INDEX...............  0.00%          B         $156.17       112
EQ/LARGE CAP GROWTH INDEX...............  0.60%          B         $142.19       656
EQ/LARGE CAP GROWTH INDEX...............  0.80%          B         $137.80         7
EQ/LARGE CAP GROWTH INDEX...............  0.90%          B         $135.65        30

EQ/LARGE CAP VALUE INDEX................  0.00%          A         $ 94.84        40
EQ/LARGE CAP VALUE INDEX................  0.60%          A         $ 90.54        43
EQ/LARGE CAP VALUE INDEX................  0.80%          A         $ 89.15        --
EQ/LARGE CAP VALUE INDEX................  0.90%          A         $ 88.46        29
EQ/LARGE CAP VALUE INDEX................  0.00%          B         $109.25        60
EQ/LARGE CAP VALUE INDEX................  0.60%          B         $ 89.50        24

EQ/MFS INTERNATIONAL GROWTH.............  0.00%          B         $115.38        75
EQ/MFS INTERNATIONAL GROWTH.............  0.00%          B         $184.13        73
EQ/MFS INTERNATIONAL GROWTH.............  0.60%          B         $110.16       118
EQ/MFS INTERNATIONAL GROWTH.............  0.80%          B         $108.46        --
EQ/MFS INTERNATIONAL GROWTH.............  0.90%          B         $107.63        21

EQ/MID CAP INDEX........................  0.00%          A         $ 29.73        44
EQ/MID CAP INDEX........................  0.00%          A         $229.83         1
EQ/MID CAP INDEX........................  0.00%          A         $340.09        81
EQ/MID CAP INDEX........................  0.60%          A         $236.02         3
EQ/MID CAP INDEX........................  0.00%          B         $217.22       107
EQ/MID CAP INDEX........................  0.60%          B         $199.27       301
EQ/MID CAP INDEX........................  0.80%          B         $193.60         2
EQ/MID CAP INDEX........................  0.90%          B         $190.82        17

EQ/MONEY MARKET.........................  0.00%          A         $ 10.00        53
EQ/MONEY MARKET.........................  0.00%          A         $ 10.04       533
EQ/MONEY MARKET.........................  0.00%          A         $172.07       222
EQ/MONEY MARKET.........................  0.60%          A         $244.39       306
EQ/MONEY MARKET.........................  0.80%          A         $137.75         2
EQ/MONEY MARKET.........................  0.90%          A         $152.29        40
EQ/MONEY MARKET.........................  0.00%          B         $131.50       130
EQ/MONEY MARKET.........................  0.60%          B         $125.17       200

EQ/MORGAN STANLEY MID CAP GROWTH........  0.00%          A         $174.40        52
EQ/MORGAN STANLEY MID CAP GROWTH........  0.60%          A         $166.50        94
EQ/MORGAN STANLEY MID CAP GROWTH........  0.80%          A         $163.93         1
EQ/MORGAN STANLEY MID CAP GROWTH........  0.90%          A         $162.67         7
EQ/MORGAN STANLEY MID CAP GROWTH........  0.00%          B         $252.39        67
EQ/MORGAN STANLEY MID CAP GROWTH........  0.60%          B         $164.54        42

EQ/PIMCO ULTRA SHORT BOND...............  0.00%          A         $115.88        65
EQ/PIMCO ULTRA SHORT BOND...............  0.60%          A         $100.71         4
EQ/PIMCO ULTRA SHORT BOND...............  0.60%          A         $110.63        75
EQ/PIMCO ULTRA SHORT BOND...............  0.80%          A         $108.93        --
EQ/PIMCO ULTRA SHORT BOND...............  0.90%          A         $108.09        12
EQ/PIMCO ULTRA SHORT BOND...............  0.00%          B         $118.75        95

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                            UNITS
                                                     CONTRACT                            OUTSTANDING
                                                     CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                     -------- --------------- ---------- -----------
EQ/PIMCO ULTRA SHORT BOND...........................  0.60%          B         $110.04        70

EQ/QUALITY BOND PLUS................................  0.00%          A         $ 12.10        32
EQ/QUALITY BOND PLUS................................  0.00%          A         $249.97        56
EQ/QUALITY BOND PLUS................................  0.60%          A         $207.50       119
EQ/QUALITY BOND PLUS................................  0.80%          A         $189.06         2
EQ/QUALITY BOND PLUS................................  0.90%          A         $194.59        13
EQ/QUALITY BOND PLUS................................  0.00%          B         $168.67        33
EQ/QUALITY BOND PLUS................................  0.60%          B         $153.25       104

EQ/SMALL COMPANY INDEX..............................  0.00%          A         $ 26.54        35
EQ/SMALL COMPANY INDEX..............................  0.00%          A         $157.61         1
EQ/SMALL COMPANY INDEX..............................  0.00%          A         $393.71        55
EQ/SMALL COMPANY INDEX..............................  0.60%          A         $251.63         9
EQ/SMALL COMPANY INDEX..............................  0.60%          A         $324.58        56
EQ/SMALL COMPANY INDEX..............................  0.80%          A         $315.23        --
EQ/SMALL COMPANY INDEX..............................  0.90%          A         $311.55         7
EQ/SMALL COMPANY INDEX..............................  0.00%          B         $285.84        68
EQ/SMALL COMPANY INDEX..............................  0.60%          B         $282.50         1
EQ/SMALL COMPANY INDEX..............................  0.60%          B         $286.17        30
EQ/SMALL COMPANY INDEX..............................  0.90%          B         $272.30        --

EQ/T. ROWE PRICE GROWTH STOCK.......................  0.00%          A         $ 29.62        50
EQ/T. ROWE PRICE GROWTH STOCK.......................  0.00%          A         $170.55         3
EQ/T. ROWE PRICE GROWTH STOCK.......................  0.00%          A         $170.90        --
EQ/T. ROWE PRICE GROWTH STOCK.......................  0.60%          A         $163.01         2
EQ/T. ROWE PRICE GROWTH STOCK.......................  0.00%          B         $168.41        24
EQ/T. ROWE PRICE GROWTH STOCK.......................  0.00%          B         $200.18       103
EQ/T. ROWE PRICE GROWTH STOCK.......................  0.60%          B         $160.96       218
EQ/T. ROWE PRICE GROWTH STOCK.......................  0.80%          B         $158.54         1
EQ/T. ROWE PRICE GROWTH STOCK.......................  0.90%          B         $157.34        14

EQ/UBS GROWTH & INCOME..............................  0.00%          B         $146.59         1
EQ/UBS GROWTH & INCOME..............................  0.00%          B         $210.72        23
EQ/UBS GROWTH & INCOME..............................  0.60%          B         $139.95        41
EQ/UBS GROWTH & INCOME..............................  0.80%          B         $137.80        --
EQ/UBS GROWTH & INCOME..............................  0.90%          B         $136.73         2

EQ/WELLS FARGO OMEGA GROWTH.........................  0.00%          A         $ 27.75        95
EQ/WELLS FARGO OMEGA GROWTH.........................  0.00%          A         $261.23        --
EQ/WELLS FARGO OMEGA GROWTH.........................  0.00%          A         $368.28        26
EQ/WELLS FARGO OMEGA GROWTH.........................  0.00%          B         $210.71       170
EQ/WELLS FARGO OMEGA GROWTH.........................  0.60%          B         $186.18       235
EQ/WELLS FARGO OMEGA GROWTH.........................  0.80%          B         $186.28         1
EQ/WELLS FARGO OMEGA GROWTH.........................  0.90%          B         $183.43        13

FIDELITY(R) VIP ASSET MANAGER: GROWTH

  PORTFOLIO.........................................  0.00%   SERVICE CLASS 2  $ 21.75        12
FIDELITY(R) VIP ASSET MANAGER: GROWTH

  PORTFOLIO.........................................  0.00%   SERVICE CLASS 2  $224.88         5

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO.............  0.00%   SERVICE CLASS 2  $ 26.65       109
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO.............  0.00%   SERVICE CLASS 2  $176.25        94
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO.............  0.00%   SERVICE CLASS 2  $334.27        34
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO.............  0.60%   SERVICE CLASS 2  $171.34       323
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO.............  0.80%   SERVICE CLASS 2  $169.73        --
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO.............  0.90%   SERVICE CLASS 2  $168.93         9

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO.............  0.00%   SERVICE CLASS 2  $ 24.33        23

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                          UNITS
                                                   CONTRACT                            OUTSTANDING
                                                   CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                   -------- --------------- ---------- -----------
FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO...........  0.00%   SERVICE CLASS 2  $258.59         2

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO.........  0.00%   SERVICE CLASS 2  $ 25.49        31
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO.........  0.00%   SERVICE CLASS 2  $184.15        13
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO.........  0.00%   SERVICE CLASS 2  $250.17         1
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO.........  0.60%   SERVICE CLASS 2  $179.02        21
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO.........  0.80%   SERVICE CLASS 2  $177.33        --
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO.........  0.90%   SERVICE CLASS 2  $176.50         2

FIDELITY(R) VIP HIGH INCOME PORTFOLIO.............  0.00%   SERVICE CLASS 2  $ 21.55        55
FIDELITY(R) VIP HIGH INCOME PORTFOLIO.............  0.00%   SERVICE CLASS 2  $224.14        17

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO...  0.00%   SERVICE CLASS 2  $ 15.04       233
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO...  0.00%   SERVICE CLASS 2  $165.20        29

FIDELITY(R) VIP MID CAP PORTFOLIO.................  0.00%   SERVICE CLASS 2  $ 27.51        37
FIDELITY(R) VIP MID CAP PORTFOLIO.................  0.00%   SERVICE CLASS 2  $166.76        46
FIDELITY(R) VIP MID CAP PORTFOLIO.................  0.00%   SERVICE CLASS 2  $438.39        42
FIDELITY(R) VIP MID CAP PORTFOLIO.................  0.60%   SERVICE CLASS 2  $162.11        33
FIDELITY(R) VIP MID CAP PORTFOLIO.................  0.80%   SERVICE CLASS 2  $160.59        --
FIDELITY(R) VIP MID CAP PORTFOLIO.................  0.90%   SERVICE CLASS 2  $159.83         2

FIDELITY(R) VIP MONEY MARKET PORTFOLIO............  0.00%   SERVICE CLASS 2  $ 10.03        70
FIDELITY(R) VIP MONEY MARKET PORTFOLIO............  0.00%   SERVICE CLASS 2  $100.29         3

FIDELITY(R) VIP VALUE PORTFOLIO...................  0.00%   SERVICE CLASS 2  $ 29.71         4
FIDELITY(R) VIP VALUE PORTFOLIO...................  0.00%   SERVICE CLASS 2  $268.87         5

FIDELITY(R) VIP VALUE STRATEGIES PORTFOLIO........  0.00%   SERVICE CLASS 2  $ 33.26         2
FIDELITY(R) VIP VALUE STRATEGIES PORTFOLIO........  0.00%   SERVICE CLASS 2  $341.05         1

FRANKLIN MUTUAL SHARES VIP FUND...................  0.00%       CLASS 2      $ 16.00        29
FRANKLIN MUTUAL SHARES VIP FUND...................  0.00%       CLASS 2      $159.99        49
FRANKLIN MUTUAL SHARES VIP FUND...................  0.60%       CLASS 2      $155.53        19
FRANKLIN MUTUAL SHARES VIP FUND...................  0.80%       CLASS 2      $154.07        --
FRANKLIN MUTUAL SHARES VIP FUND...................  0.90%       CLASS 2      $153.34         2

FRANKLIN RISING DIVIDENDS VIP FUND................  0.00%       CLASS 2      $181.51       130
FRANKLIN RISING DIVIDENDS VIP FUND................  0.60%       CLASS 2      $176.46       163
FRANKLIN RISING DIVIDENDS VIP FUND................  0.80%       CLASS 2      $174.80        --
FRANKLIN RISING DIVIDENDS VIP FUND................  0.90%       CLASS 2      $173.97         6

FRANKLIN SMALL CAP VALUE VIP FUND.................  0.00%       CLASS 2      $ 16.67        71
FRANKLIN SMALL CAP VALUE VIP FUND.................  0.00%       CLASS 2      $166.74        13
FRANKLIN SMALL CAP VALUE VIP FUND.................  0.60%       CLASS 2      $162.10        14
FRANKLIN SMALL CAP VALUE VIP FUND.................  0.80%       CLASS 2      $160.57        --
FRANKLIN SMALL CAP VALUE VIP FUND.................  0.90%       CLASS 2      $159.81         1

FRANKLIN STRATEGIC INCOME VIP FUND................  0.00%       CLASS 2      $128.09       120
FRANKLIN STRATEGIC INCOME VIP FUND................  0.60%       CLASS 2      $124.52        92
FRANKLIN STRATEGIC INCOME VIP FUND................  0.80%       CLASS 2      $123.35        --
FRANKLIN STRATEGIC INCOME VIP FUND................  0.90%       CLASS 2      $122.77        14

GOLDMAN SACHS VIT MID CAP VALUE FUND..............  0.00%   SERVICE SHARES   $179.82        30
GOLDMAN SACHS VIT MID CAP VALUE FUND..............  0.60%   SERVICE SHARES   $174.81        27
GOLDMAN SACHS VIT MID CAP VALUE FUND..............  0.80%   SERVICE SHARES   $173.17        --
GOLDMAN SACHS VIT MID CAP VALUE FUND..............  0.90%   SERVICE SHARES   $172.35         2

INVESCO V.I. DIVERSIFIED DIVIDEND FUND............  0.00%      SERIES II     $ 16.08        40
INVESCO V.I. DIVERSIFIED DIVIDEND FUND............  0.00%      SERIES II     $160.76         9

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                   UNITS
                                            CONTRACT                            OUTSTANDING
                                            CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                            -------- --------------- ---------- -----------
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  0.00%      SERIES II     $ 15.58        96
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  0.00%      SERIES II     $155.78       111
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  0.60%      SERIES II     $151.45        70
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  0.80%      SERIES II     $150.02        --
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  0.90%      SERIES II     $149.31         7

INVESCO V.I. INTERNATIONAL GROWTH FUND.....  0.00%      SERIES II     $ 14.06       204
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  0.00%      SERIES II     $140.64       105
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  0.60%      SERIES II     $136.72        78
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  0.80%      SERIES II     $135.43        --
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  0.90%      SERIES II     $134.79         3

INVESCO V.I. MID CAP CORE EQUITY FUND......  0.00%      SERIES II     $ 14.55         3
INVESCO V.I. MID CAP CORE EQUITY FUND......  0.00%      SERIES II     $145.51        13
INVESCO V.I. MID CAP CORE EQUITY FUND......  0.60%      SERIES II     $141.46        11
INVESCO V.I. MID CAP CORE EQUITY FUND......  0.80%      SERIES II     $140.13        --
INVESCO V.I. MID CAP CORE EQUITY FUND......  0.90%      SERIES II     $139.47        --

INVESCO V.I. SMALL CAP EQUITY FUND.........  0.00%      SERIES II     $ 17.24         7
INVESCO V.I. SMALL CAP EQUITY FUND.........  0.00%      SERIES II     $172.43        13
INVESCO V.I. SMALL CAP EQUITY FUND.........  0.60%      SERIES II     $167.63        10
INVESCO V.I. SMALL CAP EQUITY FUND.........  0.80%      SERIES II     $166.05        --
INVESCO V.I. SMALL CAP EQUITY FUND.........  0.90%      SERIES II     $165.27        --

IVY FUNDS VIP DIVIDEND OPPORTUNITIES.......  0.00%    COMMON SHARES   $ 16.43        25
IVY FUNDS VIP DIVIDEND OPPORTUNITIES.......  0.00%    COMMON SHARES   $164.33         2

IVY FUNDS VIP ENERGY.......................  0.00%    COMMON SHARES   $ 12.06        40
IVY FUNDS VIP ENERGY.......................  0.00%    COMMON SHARES   $120.57        53
IVY FUNDS VIP ENERGY.......................  0.60%    COMMON SHARES   $117.21        55
IVY FUNDS VIP ENERGY.......................  0.80%    COMMON SHARES   $116.11        --
IVY FUNDS VIP ENERGY.......................  0.90%    COMMON SHARES   $115.56        14

IVY FUNDS VIP HIGH INCOME..................  0.00%    COMMON SHARES   $ 10.55        66
IVY FUNDS VIP HIGH INCOME..................  0.00%    COMMON SHARES   $105.50        96
IVY FUNDS VIP HIGH INCOME..................  0.60%    COMMON SHARES   $104.46        65
IVY FUNDS VIP HIGH INCOME..................  0.80%    COMMON SHARES   $104.11        --
IVY FUNDS VIP HIGH INCOME..................  0.90%    COMMON SHARES   $103.94         3

IVY FUNDS VIP MID CAP GROWTH...............  0.00%    COMMON SHARES   $ 18.33       110
IVY FUNDS VIP MID CAP GROWTH...............  0.00%    COMMON SHARES   $183.25        67
IVY FUNDS VIP MID CAP GROWTH...............  0.60%    COMMON SHARES   $178.15        74
IVY FUNDS VIP MID CAP GROWTH...............  0.80%    COMMON SHARES   $176.47        --
IVY FUNDS VIP MID CAP GROWTH...............  0.90%    COMMON SHARES   $175.64         5

IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......  0.00%    COMMON SHARES   $ 20.51        46
IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......  0.00%    COMMON SHARES   $136.79        49
IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......  0.00%    COMMON SHARES   $205.12        13
IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......  0.60%    COMMON SHARES   $135.45        84
IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......  0.80%    COMMON SHARES   $135.00        --
IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......  0.90%    COMMON SHARES   $134.77         3

IVY FUNDS VIP SMALL CAP GROWTH.............  0.00%    COMMON SHARES   $ 15.55        12
IVY FUNDS VIP SMALL CAP GROWTH.............  0.00%    COMMON SHARES   $155.45        21
IVY FUNDS VIP SMALL CAP GROWTH.............  0.60%    COMMON SHARES   $151.12        16
IVY FUNDS VIP SMALL CAP GROWTH.............  0.80%    COMMON SHARES   $149.70        --
IVY FUNDS VIP SMALL CAP GROWTH.............  0.90%    COMMON SHARES   $148.99        --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                          UNITS
                                                   CONTRACT                            OUTSTANDING
                                                   CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                   -------- --------------- ---------- -----------
LAZARD RETIREMENT EMERGING MARKETS EQUITY
 PORTFOLIO........................................  0.00%   SERVICE SHARES  $   10.74       75
LAZARD RETIREMENT EMERGING MARKETS EQUITY
 PORTFOLIO........................................  0.00%   SERVICE SHARES  $  107.44      251
LAZARD RETIREMENT EMERGING MARKETS EQUITY
 PORTFOLIO........................................  0.60%   SERVICE SHARES  $  104.44      159
LAZARD RETIREMENT EMERGING MARKETS EQUITY
 PORTFOLIO........................................  0.80%   SERVICE SHARES  $  103.46       --
LAZARD RETIREMENT EMERGING MARKETS EQUITY
 PORTFOLIO........................................  0.90%   SERVICE SHARES  $  102.97       10

MFS(R) INTERNATIONAL VALUE PORTFOLIO..............  0.00%   SERVICE CLASS   $   15.71      124
MFS(R) INTERNATIONAL VALUE PORTFOLIO..............  0.00%   SERVICE CLASS   $  157.06      201
MFS(R) INTERNATIONAL VALUE PORTFOLIO..............  0.60%   SERVICE CLASS   $  152.69      146
MFS(R) INTERNATIONAL VALUE PORTFOLIO..............  0.80%   SERVICE CLASS   $  151.25       --
MFS(R) INTERNATIONAL VALUE PORTFOLIO..............  0.90%   SERVICE CLASS   $  150.54       12

MFS(R) INVESTORS GROWTH STOCK SERIES..............  0.00%   SERVICE CLASS   $  179.06        5
MFS(R) INVESTORS GROWTH STOCK SERIES..............  0.60%   SERVICE CLASS   $  174.07        8
MFS(R) INVESTORS GROWTH STOCK SERIES..............  0.80%   SERVICE CLASS   $  172.43       --
MFS(R) INVESTORS GROWTH STOCK SERIES..............  0.90%   SERVICE CLASS   $  171.62       --

MFS(R) INVESTORS TRUST SERIES.....................  0.00%   SERVICE CLASS   $  173.74        6
MFS(R) INVESTORS TRUST SERIES.....................  0.60%   SERVICE CLASS   $  168.90        6
MFS(R) INVESTORS TRUST SERIES.....................  0.80%   SERVICE CLASS   $  167.31       --

MFS(R) UTILITIES SERIES...........................  0.00%   SERVICE CLASS   $   18.16       67
MFS(R) UTILITIES SERIES...........................  0.00%   SERVICE CLASS   $  181.58        4

MULTIMANAGER AGGRESSIVE EQUITY....................  0.00%         A         $   26.78       12
MULTIMANAGER AGGRESSIVE EQUITY....................  0.00%         A         $  151.54       --
MULTIMANAGER AGGRESSIVE EQUITY....................  0.00%         A         $  278.73      175
MULTIMANAGER AGGRESSIVE EQUITY....................  0.60%         A         $  212.27        5
MULTIMANAGER AGGRESSIVE EQUITY....................  0.60%         A         $1,078.12      291
MULTIMANAGER AGGRESSIVE EQUITY....................  0.80%         A         $  157.63       19
MULTIMANAGER AGGRESSIVE EQUITY....................  0.90%         A         $  282.12       83
MULTIMANAGER AGGRESSIVE EQUITY....................  0.00%         B         $  141.96       49
MULTIMANAGER AGGRESSIVE EQUITY....................  0.60%         B         $  129.76      154

MULTIMANAGER CORE BOND............................  0.00%         A         $   13.54       36
MULTIMANAGER CORE BOND............................  0.00%         A         $  159.80        4
MULTIMANAGER CORE BOND............................  0.00%         A         $  169.12      119
MULTIMANAGER CORE BOND............................  0.60%         A         $  164.94        8
MULTIMANAGER CORE BOND............................  0.00%         B         $  174.31       98
MULTIMANAGER CORE BOND............................  0.60%         B         $  161.20      209
MULTIMANAGER CORE BOND............................  0.80%         B         $  157.03        1
MULTIMANAGER CORE BOND............................  0.90%         B         $  154.99       19

MULTIMANAGER MID CAP GROWTH.......................  0.00%         A         $  364.19       32
MULTIMANAGER MID CAP GROWTH.......................  0.60%         A         $  205.87        1
MULTIMANAGER MID CAP GROWTH.......................  0.00%         B         $  321.69       10
MULTIMANAGER MID CAP GROWTH.......................  0.60%         B         $  192.05       85
MULTIMANAGER MID CAP GROWTH.......................  0.80%         B         $  292.86       --
MULTIMANAGER MID CAP GROWTH.......................  0.90%         B         $  184.65        8

MULTIMANAGER MID CAP VALUE........................  0.00%         A         $   27.96       12
MULTIMANAGER MID CAP VALUE........................  0.00%         A         $  245.96        2
MULTIMANAGER MID CAP VALUE........................  0.00%         A         $  373.64       27
MULTIMANAGER MID CAP VALUE........................  0.60%         A         $  229.42        2
MULTIMANAGER MID CAP VALUE........................  0.00%         B         $  244.76       28
MULTIMANAGER MID CAP VALUE........................  0.60%         B         $  226.34      131
MULTIMANAGER MID CAP VALUE........................  0.80%         B         $  220.49        1

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                          UNITS
                                                   CONTRACT                            OUTSTANDING
                                                   CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                   -------- --------------- ---------- -----------
MULTIMANAGER MID CAP VALUE........................  0.90%          B         $217.62        11

MULTIMANAGER TECHNOLOGY...........................  0.00%          A         $ 31.41         8
MULTIMANAGER TECHNOLOGY...........................  0.00%          A         $438.98        35
MULTIMANAGER TECHNOLOGY...........................  0.60%          A         $227.06         3
MULTIMANAGER TECHNOLOGY...........................  0.00%          B         $356.88        40
MULTIMANAGER TECHNOLOGY...........................  0.60%          B         $203.42       277
MULTIMANAGER TECHNOLOGY...........................  0.80%          B         $324.91         1
MULTIMANAGER TECHNOLOGY...........................  0.90%          B         $195.59        13

NATURAL RESOURCES PORTFOLIO.......................  0.00%      CLASS II      $ 17.83        43
NATURAL RESOURCES PORTFOLIO.......................  0.00%      CLASS II      $ 69.31        98

PIMCO COMMODITYREALRETURN STRATEGY~PORTFOLIO......  0.00%    ADVISOR CLASS   $ 83.66        70
PIMCO COMMODITYREALRETURN STRATEGY~PORTFOLIO......  0.60%    ADVISOR CLASS   $ 81.33        32
PIMCO COMMODITYREALRETURN STRATEGY~PORTFOLIO......  0.80%    ADVISOR CLASS   $ 80.57        --
PIMCO COMMODITYREALRETURN STRATEGY~PORTFOLIO......  0.90%    ADVISOR CLASS   $ 80.19         7

PIMCO REAL RETURN PORTFOLIO.......................  0.00%    ADVISOR CLASS   $ 11.90        70
PIMCO REAL RETURN PORTFOLIO.......................  0.00%    ADVISOR CLASS   $119.04       135
PIMCO REAL RETURN PORTFOLIO.......................  0.60%    ADVISOR CLASS   $115.72        70
PIMCO REAL RETURN PORTFOLIO.......................  0.80%    ADVISOR CLASS   $114.64        --
PIMCO REAL RETURN PORTFOLIO.......................  0.90%    ADVISOR CLASS   $114.09         6

PIMCO TOTAL RETURN PORTFOLIO......................  0.00%    ADVISOR CLASS   $ 12.10       313
PIMCO TOTAL RETURN PORTFOLIO......................  0.00%    ADVISOR CLASS   $121.00       281
PIMCO TOTAL RETURN PORTFOLIO......................  0.60%    ADVISOR CLASS   $117.63       197
PIMCO TOTAL RETURN PORTFOLIO......................  0.80%    ADVISOR CLASS   $116.53         1
PIMCO TOTAL RETURN PORTFOLIO......................  0.90%    ADVISOR CLASS   $115.98        19

T. ROWE PRICE EQUITY INCOME PORTFOLIO-II..........  0.00%      CLASS II      $164.58        40
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II..........  0.60%      CLASS II      $159.99        82
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II..........  0.80%      CLASS II      $158.49        --
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II..........  0.90%      CLASS II      $157.74         5

T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II........  0.00%      CLASS II      $ 30.42        51
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II........  0.00%      CLASS II      $304.22        15

TARGET 2015 ALLOCATION............................  0.00%          B         $ 17.39         2
TARGET 2015 ALLOCATION............................  0.00%          B         $136.70        --

TARGET 2025 ALLOCATION............................  0.00%          B         $ 19.07        46
TARGET 2025 ALLOCATION............................  0.00%          B         $141.87        --

TARGET 2035 ALLOCATION............................  0.00%          B         $ 20.22        13
TARGET 2035 ALLOCATION............................  0.00%          B         $144.81         5

TARGET 2045 ALLOCATION............................  0.00%          B         $ 21.25         8
TARGET 2045 ALLOCATION............................  0.00%          B         $145.92         1

TEMPLETON DEVELOPING MARKETS VIP FUND.............  0.00%       CLASS 2      $ 98.21        49
TEMPLETON DEVELOPING MARKETS VIP FUND.............  0.60%       CLASS 2      $ 95.47        38
TEMPLETON DEVELOPING MARKETS VIP FUND.............  0.80%       CLASS 2      $ 94.57        --
TEMPLETON DEVELOPING MARKETS VIP FUND.............  0.90%       CLASS 2      $ 94.13        12

TEMPLETON GLOBAL BOND VIP FUND....................  0.00%       CLASS 2      $ 12.41       143
TEMPLETON GLOBAL BOND VIP FUND....................  0.00%       CLASS 2      $124.14       234
TEMPLETON GLOBAL BOND VIP FUND....................  0.60%       CLASS 2      $120.69       127
TEMPLETON GLOBAL BOND VIP FUND....................  0.80%       CLASS 2      $119.55        --
TEMPLETON GLOBAL BOND VIP FUND....................  0.90%       CLASS 2      $118.99        11

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONCLUDED)

DECEMBER 31, 2014

                                                                                           UNITS
                                               CONTRACT                                 OUTSTANDING
                                               CHARGES*     SHARE CLASS**    UNIT VALUE (000'S)***
                                               -------- -------------------- ---------- -----------
TEMPLETON GROWTH VIP FUND.....................  0.00%         CLASS 2         $149.46       16
TEMPLETON GROWTH VIP FUND.....................  0.60%         CLASS 2         $145.30       18
TEMPLETON GROWTH VIP FUND.....................  0.80%         CLASS 2         $143.93       --
TEMPLETON GROWTH VIP FUND.....................  0.90%         CLASS 2         $143.25        2

VAN ECK VIP GLOBAL HARD ASSETS FUND...........  0.00%      CLASS S SHARES     $ 89.52       70
VAN ECK VIP GLOBAL HARD ASSETS FUND...........  0.60%      CLASS S SHARES     $ 87.02       53
VAN ECK VIP GLOBAL HARD ASSETS FUND...........  0.80%      CLASS S SHARES     $ 86.20       --
VAN ECK VIP GLOBAL HARD ASSETS FUND...........  0.90%      CLASS S SHARES     $ 85.80        4

VANGUARD VARIABLE INSURANCE FUND-EQUITY INDEX
 PORTFOLIO....................................  0.60%   INVESTOR SHARE CLASS  $211.12       36

-----------
The accompanying notes are an integral part of these financial statements.
* Contract charges reflect the annual mortality, expense risk, financial accounting and other expenses related to the Variable Investment Options.
** Share class reflects the share class of the Portfolio in which the units of the Variable Investment Option are invested, as further described in Note 5 of these financial statements.
***Variable Investment Options where Units Outstanding are less than 500 are denoted by a --.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                         AMERICAN FUNDS
                                                            ALL ASSET                  INSURANCE SERIES(R) AMERICAN FUNDS
                                      ALL ASSET  ALL ASSET  MODERATE  AMERICAN CENTURY    GLOBAL SMALL       INSURANCE
                                     AGGRESSIVE-  GROWTH-    GROWTH-     VP MID CAP      CAPITALIZATION    SERIES(R) NEW
                                       ALT 25*    ALT 20*    ALT 15*     VALUE FUND         FUND/SM/       WORLD FUND(R)
                                     ----------- ---------  --------- ---------------- ------------------- --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios....  $ 46,779   $ 249,617  $ 40,783     $  264,720         $  1,238         $  43,431
 Expenses:
   Asset-based charges..............     2,438      37,055     2,198         83,404            4,457             6,013
                                      --------   ---------  --------     ----------         --------         ---------

NET INVESTMENT INCOME (LOSS)........    44,341     212,562    38,585        181,316           (3,219)           37,418
                                      --------   ---------  --------     ----------         --------         ---------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on
    investments.....................    55,222     133,789    16,827      1,677,324           23,543           (36,978)
   Net realized gain distribution
    from the Portfolios.............    32,128     417,692    19,167      1,568,680            7,464           282,069
                                      --------   ---------  --------     ----------         --------         ---------
 Net realized gain (loss) on
   investments......................    87,350     551,481    35,994      3,246,004           31,007           245,091
                                      --------   ---------  --------     ----------         --------         ---------

 Net change in unrealized
   appreciation (depreciation) of
   investments......................   (73,999)   (455,547)  (59,022)       324,471          (31,318)         (624,623)
                                      --------   ---------  --------     ----------         --------         ---------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS..............    13,351      95,934   (23,028)     3,570,475             (311)         (379,532)
                                      --------   ---------  --------     ----------         --------         ---------

NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM OPERATIONS...  $ 57,692   $ 308,496  $ 15,557     $3,751,791         $ (3,530)        $(342,114)
                                      ========   =========  ========     ==========         ========         =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                       AXA 400     AXA 500    AXA 2000
                                       MANAGED     MANAGED     MANAGED   AXA AGGRESSIVE AXA BALANCED AXA CONSERVATIVE
                                     VOLATILITY* VOLATILITY* VOLATILITY*  ALLOCATION*    STRATEGY*     ALLOCATION*
                                     ----------- ----------- ----------- -------------- ------------ ----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios....  $  11,807   $ 30,813    $   3,611   $  2,231,578    $214,961      $  310,476
 Expenses:
   Asset-based charges..............      8,851     12,889        7,954        272,517          --         140,135
                                      ---------   --------    ---------   ------------    --------      ----------

NET INVESTMENT INCOME (LOSS)........      2,956     17,924       (4,343)     1,959,061     214,961         170,341
                                      ---------   --------    ---------   ------------    --------      ----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on
    investments.....................    223,689    161,779      116,624      3,557,021     286,446          51,651
   Net realized gain distribution
    from the Portfolios.............    139,604    169,797      118,723     12,751,696     327,022       1,074,419
                                      ---------   --------    ---------   ------------    --------      ----------
 Net realized gain (loss) on
   investments......................    363,293    331,576      235,347     16,308,717     613,468       1,126,070
                                      ---------   --------    ---------   ------------    --------      ----------

 Net change in unrealized
   appreciation (depreciation) of
   investments......................   (125,871)   114,286     (144,270)   (11,906,753)    (47,686)       (471,474)
                                      ---------   --------    ---------   ------------    --------      ----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS..............    237,422    445,862       91,077      4,401,964     565,782         654,596
                                      ---------   --------    ---------   ------------    --------      ----------

NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM OPERATIONS...  $ 240,378   $463,786    $  86,734   $  6,361,025    $780,743      $  824,937
                                      =========   ========    =========   ============    ========      ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                           AXA                        AXA
                                           AXA             AXA             AXA        GLOBAL EQUITY    AXA     INTERNATIONAL CORE
                                   CONSERVATIVE GROWTH CONSERVATIVE CONSERVATIVE-PLUS    MANAGED     GROWTH         MANAGED
                                        STRATEGY*       STRATEGY*      ALLOCATION*     VOLATILITY*  STRATEGY*     VOLATILITY*
                                   ------------------- ------------ ----------------- ------------- ---------- ------------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios..      $ 53,692         $14,673       $   349,490     $1,529,403   $  450,063    $   976,363
 Expenses:
   Asset-based charges............            --              --           100,223        596,193           --        165,003
                                        --------         -------       -----------     ----------   ----------    -----------

NET INVESTMENT INCOME (LOSS)......        53,692          14,673           249,267        933,210      450,063        811,360
                                        --------         -------       -----------     ----------   ----------    -----------

NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on
    investments...................        56,738           4,265           473,913      1,835,332      209,814      1,370,978
   Net realized gain
    distribution from the
    Portfolios....................        70,699          13,503         1,388,948             --      686,911             --
                                        --------         -------       -----------     ----------   ----------    -----------
 Net realized gain (loss) on
   investments....................       127,437          17,768         1,862,861      1,835,332      896,725      1,370,978
                                        --------         -------       -----------     ----------   ----------    -----------

 Net change in unrealized
   appreciation (depreciation)
   of investments.................          (959)         11,188        (1,112,926)      (649,623)     203,204     (9,234,264)
                                        --------         -------       -----------     ----------   ----------    -----------

NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS.......       126,478          28,956           749,935      1,185,709    1,099,929     (7,863,286)
                                        --------         -------       -----------     ----------   ----------    -----------

NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS.......................      $180,170         $43,629       $   999,202     $2,118,919   $1,549,992    $(7,051,926)
                                        ========         =======       ===========     ==========   ==========    ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                             AXA           AXA           AXA             AXA              AXA            AXA
                                        INTERNATIONAL INTERNATIONAL LARGE CAP CORE LARGE CAP GROWTH LARGE CAP VALUE MID CAP VALUE
                                           MANAGED    VALUE MANAGED    MANAGED         MANAGED          MANAGED        MANAGED
                                         VOLATILITY*   VOLATILITY*   VOLATILITY*     VOLATILITY*      VOLATILITY*    VOLATILITY*
                                        ------------- ------------- -------------- ---------------- --------------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios.......   $  14,067    $ 1,523,897    $  262,757     $   475,483      $ 5,594,563    $ 1,267,989
 Expenses:
   Asset-based charges.................       4,634        356,580        48,507         907,748        1,919,616        937,591
                                          ---------    -----------    ----------     -----------      -----------    -----------

NET INVESTMENT INCOME (LOSS)...........       9,433      1,167,317       214,250        (432,265)       3,674,947        330,398
                                          ---------    -----------    ----------     -----------      -----------    -----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on
    investments........................      26,741        394,163       723,111      14,460,772        2,014,134      9,485,865
   Net realized gain distribution
    from the Portfolios................      30,133             --     1,146,300              --               --             --
                                          ---------    -----------    ----------     -----------      -----------    -----------
 Net realized gain (loss) on
   investments.........................      56,874        394,163     1,869,411      14,460,772        2,014,134      9,485,865
                                          ---------    -----------    ----------     -----------      -----------    -----------

 Net change in unrealized
   appreciation (depreciation) of
   investments.........................    (190,003)    (8,613,032)      440,572       6,561,625       38,547,469     11,956,555
                                          ---------    -----------    ----------     -----------      -----------    -----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS.................    (133,129)    (8,218,869)    2,309,983      21,022,397       40,561,603     21,442,420
                                          ---------    -----------    ----------     -----------      -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS.............   $(123,696)   $(7,051,552)   $2,524,233     $20,590,132      $44,236,550    $21,772,818
                                          =========    ===========    ==========     ===========      ===========    ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                              AXA            AXA            AXA          AXA/          BLACKROCK     CHARTER/SM/
                                           MODERATE    MODERATE GROWTH MODERATE-PLUS LOOMIS SAYLES GLOBAL ALLOCATION MULTI-SECTOR
                                          ALLOCATION*     STRATEGY*     ALLOCATION*     GROWTH*        V.I. FUND        BOND*
                                         ------------  --------------- ------------- ------------- ----------------- ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios........ $ 11,020,655    $  854,937    $  5,781,912   $    25,978     $   229,566    $ 2,461,024
 Expenses:
   Asset-based charges..................    5,327,913            --         916,417        63,709              --        422,301
                                         ------------    ----------    ------------   -----------     -----------    -----------

NET INVESTMENT INCOME (LOSS)............    5,692,742       854,937       4,865,495       (37,731)        229,566      2,038,723
                                         ------------    ----------    ------------   -----------     -----------    -----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on
    investments.........................    4,352,723       615,643      (1,051,617)      902,456         144,908     (1,578,671)
   Net realized gain distribution from
    the Portfolios......................   44,963,410     1,526,999      30,106,689     7,458,770         883,322             --
                                         ------------    ----------    ------------   -----------     -----------    -----------
 Net realized gain (loss) on
   investments..........................   49,316,133     2,142,642      29,055,072     8,361,226       1,028,230     (1,578,671)
                                         ------------    ----------    ------------   -----------     -----------    -----------

 Net change in unrealized appreciation
   (depreciation) of investments........  (29,600,276)      306,201     (18,509,863)   (6,614,918)     (1,086,044)     1,464,577
                                         ------------    ----------    ------------   -----------     -----------    -----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS..................   19,715,857     2,448,843      10,545,209     1,746,308         (57,814)      (114,094)
                                         ------------    ----------    ------------   -----------     -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS.............. $ 25,408,599    $3,303,780    $ 15,410,704   $ 1,708,577     $   171,752    $ 1,924,629
                                         ============    ==========    ============   ===========     ===========    ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                              EQ/            EQ/
                                             CHARTER/SM/  CHARTER/SM/  ALLIANCEBERNSTEIN  BLACKROCK     EQ/BOSTON     EQ/CALVERT
                                              SMALL CAP    SMALL CAP       SMALL CAP     BASIC VALUE ADVISORS EQUITY   SOCIALLY
                                               GROWTH*       VALUE*         GROWTH*        EQUITY*       INCOME*     RESPONSIBLE*
                                             -----------  -----------  ----------------- ----------- --------------- ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............ $        --  $    57,111    $    126,112    $ 2,297,801   $   310,911     $ 11,299
 Expenses:
   Asset-based charges......................      22,396       92,604         995,499        800,727        48,425        3,361
                                             -----------  -----------    ------------    -----------   -----------     --------

NET INVESTMENT INCOME (LOSS)................     (22,396)     (35,493)       (869,387)     1,497,074       262,486        7,938
                                             -----------  -----------    ------------    -----------   -----------     --------

NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain (loss) on investments..     841,939    1,358,316       6,754,002      7,806,487       904,619       74,079
   Net realized gain distribution from
    the Portfolios..........................          --           --      22,448,984             --     1,852,247       12,276
                                             -----------  -----------    ------------    -----------   -----------     --------
 Net realized gain (loss) on investments....     841,939    1,358,316      29,202,986      7,806,487     2,756,866       86,355
                                             -----------  -----------    ------------    -----------   -----------     --------

 Net change in unrealized appreciation
   (depreciation) of investments............  (1,199,274)  (3,188,093)    (22,199,345)     9,853,286    (1,401,011)      77,257
                                             -----------  -----------    ------------    -----------   -----------     --------

NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS.............................    (357,335)  (1,829,777)      7,003,641     17,659,773     1,355,855      163,612
                                             -----------  -----------    ------------    -----------   -----------     --------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS.................. $  (379,731) $(1,865,270)   $  6,134,254    $19,156,847   $ 1,618,341     $171,550
                                             ===========  ===========    ============    ===========   ===========     ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                     EQ/CAPITAL   EQ/COMMON     EQ/CORE    EQ/EQUITY    EQ/GAMCO      EQ/GAMCO
                                                      GUARDIAN      STOCK        BOND         500      MERGERS AND  SMALL COMPANY
                                                     RESEARCH*     INDEX*       INDEX*      INDEX*    ACQUISITIONS*    VALUE*
                                                     ----------- ------------ ----------  ----------- ------------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios.................... $   746,543 $ 19,711,090 $  695,465  $ 9,972,415   $      --    $   421,149
 Expenses:
   Asset-based charges..............................     517,267    8,532,940    156,501    2,677,509      35,280        411,087
                                                     ----------- ------------ ----------  -----------   ---------    -----------

NET INVESTMENT INCOME (LOSS)........................     229,276   11,178,150    538,964    7,294,906     (35,280)        10,062
                                                     ----------- ------------ ----------  -----------   ---------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments..........   5,375,612   39,236,229   (113,250)  32,690,729     148,013      8,251,070
   Net realized gain distribution from the
    Portfolios......................................          --           --         --    9,225,191     576,100      5,111,077
                                                     ----------- ------------ ----------  -----------   ---------    -----------
 Net realized gain (loss) on investments............   5,375,612   39,236,229   (113,250)  41,915,920     724,113     13,362,147
                                                     ----------- ------------ ----------  -----------   ---------    -----------

 Net change in unrealized appreciation
   (depreciation) of investments....................   4,535,292  123,150,321    681,768   35,876,744    (502,229)    (9,134,958)
                                                     ----------- ------------ ----------  -----------   ---------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS........................................   9,910,904  162,386,550    568,518   77,792,664     221,884      4,227,189
                                                     ----------- ------------ ----------  -----------   ---------    -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
 FROM OPERATIONS.................................... $10,140,180 $173,564,700 $1,107,482  $85,087,570   $ 186,604    $ 4,237,251
                                                     =========== ============ ==========  ===========   =========    ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                    EQ/
                                                                INTERMEDIATE      EQ/                  EQ/JPMORGAN     EQ/LARGE
                                                     EQ/GLOBAL   GOVERNMENT  INTERNATIONAL EQ/INVESCO     VALUE       CAP GROWTH
                                                     BOND PLUS*    BOND*     EQUITY INDEX* COMSTOCK*  OPPORTUNITIES*    INDEX*
                                                     ---------- ------------ ------------- ---------- -------------- -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios.................... $ 140,323   $  338,941  $ 10,097,592  $  345,775   $  320,391   $ 1,159,421
 Expenses:
   Asset-based charges..............................    59,574      282,352     1,701,832      45,819      128,525       588,559
                                                     ---------   ----------  ------------  ----------   ----------   -----------

NET INVESTMENT INCOME (LOSS)........................    80,749       56,589     8,395,760     299,956      191,866       570,862
                                                     ---------   ----------  ------------  ----------   ----------   -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments..........  (134,927)     436,856     2,200,137   1,032,871      957,434     7,730,927
   Net realized gain distribution from the
    Portfolios......................................   270,172       71,393            --          --           --    14,825,014
                                                     ---------   ----------  ------------  ----------   ----------   -----------
 Net realized gain (loss) on investments............   135,245      508,249     2,200,137   1,032,871      957,434    22,555,941
                                                     ---------   ----------  ------------  ----------   ----------   -----------

 Net change in unrealized appreciation
   (depreciation) of investments....................   (83,551)     479,791   (35,202,429)     11,226    2,781,447    (8,998,459)
                                                     ---------   ----------  ------------  ----------   ----------   -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS........................................    51,694      988,040   (33,002,292)  1,044,097    3,738,881    13,557,482
                                                     ---------   ----------  ------------  ----------   ----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
 FROM OPERATIONS.................................... $ 132,443   $1,044,629  $(24,606,532) $1,344,053   $3,930,747   $14,128,344
                                                     =========   ==========  ============  ==========   ==========   ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                                          EQ/
                                                      EQ/LARGE      EQ/MFS                           MORGAN STANLEY  EQ/PIMCO
                                                      CAP VALUE  INTERNATIONAL   EQ/MID    EQ/MONEY     MID CAP     ULTRA SHORT
                                                       INDEX*       GROWTH*    CAP INDEX*  MARKET*      GROWTH*        BOND*
                                                      ---------- ------------- ---------- ---------  -------------- -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios..................... $  279,853  $   368,955  $  906,621 $     178   $        --    $ 143,186
 Expenses:
   Asset-based charges...............................     53,219      109,186     393,690   746,790       166,327      116,527
                                                      ----------  -----------  ---------- ---------   -----------    ---------

NET INVESTMENT INCOME (LOSS).........................    226,634      259,769     512,931  (746,612)     (166,327)      26,659
                                                      ----------  -----------  ---------- ---------   -----------    ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments...........  1,562,386    1,379,681   3,246,757     1,125     2,065,786      (47,094)
   Net realized gain distribution from the
    Portfolios.......................................         --    1,543,913          --       356     6,168,467           --
                                                      ----------  -----------  ---------- ---------   -----------    ---------
 Net realized gain (loss) on investments.............  1,562,386    2,923,594   3,246,757     1,481     8,234,253      (47,094)
                                                      ----------  -----------  ---------- ---------   -----------    ---------

 Net change in unrealized appreciation
   (depreciation) of investments.....................    208,159   (5,215,215)  5,674,042      (448)   (8,689,263)    (124,831)
                                                      ----------  -----------  ---------- ---------   -----------    ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS.........................................  1,770,545   (2,291,621)  8,920,799     1,033      (455,010)    (171,925)
                                                      ----------  -----------  ---------- ---------   -----------    ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
 FROM OPERATIONS..................................... $1,997,179  $(2,031,852) $9,433,730 $(745,579)  $  (621,337)   $(145,266)
                                                      ==========  ===========  ========== =========   ===========    =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                               EQ/                                 FIDELITY(R)
                                                     EQ/        EQ/SMALL     T. ROWE      EQ/UBS        EQ/         VIP ASSET
                                                 QUALITY BOND   COMPANY    PRICE GROWTH  GROWTH &   WELLS FARGO  MANAGER: GROWTH
                                                    PLUS*        INDEX*       STOCK*     INCOME*   OMEGA GROWTH*    PORTFOLIO
                                                 ------------ -----------  ------------ ---------- ------------- ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios................ $   644,886  $   557,709   $       --  $   61,764 $         --      $11,784
 Expenses:
   Asset-based charges..........................     284,120      193,459      224,609      31,806      295,604           --
                                                 -----------  -----------   ----------  ---------- ------------      -------

NET INVESTMENT INCOME (LOSS)....................     360,766      364,250     (224,609)     29,958     (295,604)      11,784
                                                 -----------  -----------   ----------  ---------- ------------      -------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments......  (1,139,345)   2,688,477    4,080,716     653,105    2,820,931       57,004
   Net realized gain distribution from the
    Portfolios..................................          --    6,073,654           --          --   10,968,357        1,169
                                                 -----------  -----------   ----------  ---------- ------------      -------
 Net realized gain (loss) on investments........  (1,139,345)   8,762,131    4,080,716     653,105   13,789,288       58,173
                                                 -----------  -----------   ----------  ---------- ------------      -------

 Net change in unrealized appreciation
   (depreciation) of investments................   2,362,839   (5,923,647)     875,970     599,063  (10,255,614)       5,671
                                                 -----------  -----------   ----------  ---------- ------------      -------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS....................................   1,223,494    2,838,484    4,956,686   1,252,168    3,533,674       63,844
                                                 -----------  -----------   ----------  ---------- ------------      -------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS...................... $ 1,584,260  $ 3,202,734   $4,732,077  $1,282,126 $  3,238,070      $75,628
                                                 ===========  ===========   ==========  ========== ============      =======

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                 FIDELITY(R) FIDELITY(R)  FIDELITY(R)  FIDELITY(R)
                                                  FIDELITY(R)    VIP EQUITY- VIP GROWTH &  VIP HIGH   VIP INVESTMENT FIDELITY(R)
                                               VIP CONTRAFUND(R)   INCOME       INCOME      INCOME      GRADE BOND   VIP MID CAP
                                                   PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO    PORTFOLIO     PORTFOLIO
                                               ----------------- ----------- ------------ ----------- -------------- -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios..............    $  630,469      $ 26,398     $115,405    $ 424,752    $ 164,816    $    6,312
 Expenses:
   Asset-based charges........................       331,887            --       20,652           --           --        35,955
                                                  ----------      --------     --------    ---------    ---------    ----------

NET INVESTMENT INCOME (LOSS)..................       298,582        26,398       94,753      424,752      164,816       (29,643)
                                                  ----------      --------     --------    ---------    ---------    ----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments....     4,804,819       127,471      536,796     (118,246)    (197,352)    1,170,364
   Net realized gain distribution from the
    Portfolios................................     1,755,471        14,883           --           --        3,630       751,650
                                                  ----------      --------     --------    ---------    ---------    ----------
 Net realized gain (loss) on investments......     6,560,290       142,354      536,796     (118,246)    (193,722)    1,922,014
                                                  ----------      --------     --------    ---------    ---------    ----------

 Net change in unrealized appreciation
   (depreciation) of investments..............     2,042,775       (91,475)     (33,481)    (189,707)     482,178       (79,185)
                                                  ----------      --------     --------    ---------    ---------    ----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS..................................     8,603,065        50,879      503,315     (307,953)     288,456     1,842,829
                                                  ----------      --------     --------    ---------    ---------    ----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS....................    $8,901,647      $ 77,277     $598,068    $ 116,799    $ 453,272    $1,813,186
                                                  ==========      ========     ========    =========    =========    ==========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                     FIDELITY(R)
                                          FIDELITY(R)    FIDELITY(R)  VIP VALUE    FRANKLIN        FRANKLIN        FRANKLIN
                                        VIP MONEY MARKET  VIP VALUE  STRATEGIES  MUTUAL SHARES RISING DIVIDENDS SMALL CAP VALUE
                                           PORTFOLIO      PORTFOLIO   PORTFOLIO    VIP FUND        VIP FUND        VIP FUND
                                        ---------------- ----------- ----------- ------------- ---------------- ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios.......       $98         $ 16,928    $  2,678     $ 250,534      $  643,078      $    34,927
 Expenses:
   Asset-based charges.................        --               --          --        21,282         171,664           15,075
                                              ---         --------    --------     ---------      ----------      -----------

NET INVESTMENT INCOME (LOSS)...........        98           16,928       2,678       229,252         471,414           19,852
                                              ---         --------    --------     ---------      ----------      -----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on
    investments........................        --          124,655      50,982       894,060       2,817,425          647,399
   Net realized gain distribution
    from the Portfolios................        --           56,543          --        65,141         946,302          421,166
                                              ---         --------    --------     ---------      ----------      -----------
 Net realized gain (loss) on
   investments.........................        --          181,198      50,982       959,201       3,763,727        1,068,565
                                              ---         --------    --------     ---------      ----------      -----------

 Net change in unrealized
   appreciation (depreciation) of
   investments.........................        --          (43,430)    (34,551)     (396,363)       (258,664)      (1,101,350)
                                              ---         --------    --------     ---------      ----------      -----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS.................        --          137,768      16,431       562,838       3,505,063          (32,785)
                                              ---         --------    --------     ---------      ----------      -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS.............       $98         $154,696    $ 19,109     $ 792,090      $3,976,477      $   (12,933)
                                              ===         ========    ========     =========      ==========      ===========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                   INVESCO V.I. INVESCO V.I.               INVESCO V.I.
                                    FRANKLIN     GOLDMAN SACHS VIT DIVERSIFIED     GLOBAL    INVESCO V.I.    MID CAP
                                STRATEGIC INCOME   MID CAP VALUE     DIVIDEND   REAL ESTATE  INTERNATIONAL CORE EQUITY
                                    VIP FUND           FUND            FUND         FUND      GROWTH FUND      FUND
                                ---------------- ----------------- ------------ ------------ ------------- ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.................   $ 1,557,169       $    79,760      $ 15,803    $  380,012   $   386,546   $      --
 Expenses:
   Asset-based charges.........        84,430            28,198            --        60,606        66,723       9,898
                                  -----------       -----------      --------    ----------   -----------   ---------

NET INVESTMENT INCOME (LOSS)...     1,472,739            51,562        15,803       319,406       319,823      (9,898)
                                  -----------       -----------      --------    ----------   -----------   ---------

NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
    on investments.............      (136,410)          838,413       214,406       595,339       842,586     208,971
   Net realized gain
    distribution from the
    Portfolios.................       515,735         1,739,462            --            --            --     379,299
                                  -----------       -----------      --------    ----------   -----------   ---------
 Net realized gain (loss) on
   investments.................       379,325         2,577,875       214,406       595,339       842,586     588,270
                                  -----------       -----------      --------    ----------   -----------   ---------

 Net change in unrealized
   appreciation
   (depreciation) of
   investments.................    (1,511,853)       (1,513,842)      (29,610)    2,223,583    (1,327,365)   (451,778)
                                  -----------       -----------      --------    ----------   -----------   ---------

NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS....    (1,132,528)        1,064,033       184,796     2,818,922      (484,779)    136,492
                                  -----------       -----------      --------    ----------   -----------   ---------

NET INCREASE (DECREASE) IN
 NET ASSETS RESULTING FROM
 OPERATIONS....................   $   340,211       $ 1,115,595      $200,599    $3,138,328   $  (164,956)  $ 126,594
                                  ===========       ===========      ========    ==========   ===========   =========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                    INVESCO       IVY FUNDS    IVY FUNDS   IVY FUNDS   IVY FUNDS     IVY FUNDS
                                                 V.I. SMALL CAP VIP DIVIDEND      VIP      VIP HIGH   VIP MID CAP VIP SCIENCE AND
                                                  EQUITY FUND   OPPORTUNITIES   ENERGY      INCOME      GROWTH      TECHNOLOGY
                                                 -------------- ------------- -----------  ---------  ----------- ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios................   $      --      $  9,370    $        --  $ 535,524  $       --    $        --
 Expenses:
   Asset-based charges..........................      11,012            --         50,896     33,017      78,905         66,084
                                                   ---------      --------    -----------  ---------  ----------    -----------

NET INVESTMENT INCOME (LOSS)....................     (11,012)        9,370        (50,896)   502,507     (78,905)       (66,084)
                                                   ---------      --------    -----------  ---------  ----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments......     264,568        29,763        979,407     77,909   1,029,630      1,088,921
   Net realized gain distribution from the
    Portfolios..................................     360,970        62,859        424,679     80,793   1,495,240      1,654,469
                                                   ---------      --------    -----------  ---------  ----------    -----------
 Net realized gain (loss) on investments........     625,538        92,622      1,404,086    158,702   2,524,870      2,743,390
                                                   ---------      --------    -----------  ---------  ----------    -----------

 Net change in unrealized appreciation
   (depreciation) of investments................    (552,554)      (34,895)    (3,699,872)  (767,518)   (544,086)    (2,128,934)
                                                   ---------      --------    -----------  ---------  ----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS....................................      72,984        57,727     (2,295,786)  (608,816)  1,980,784        614,456
                                                   ---------      --------    -----------  ---------  ----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS......................   $  61,972      $ 67,097    $(2,346,682) $(106,309) $1,901,879    $   548,372
                                                   =========      ========    ===========  =========  ==========    ===========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                             LAZARD RETIREMENT    MFS(R)        MFS(R)
                                                 IVY FUNDS       EMERGING      INTERNATIONAL  INVESTORS      MFS(R)     MFS(R)
                                               VIP SMALL CAP  MARKETS EQUITY       VALUE     GROWTH STOCK  INVESTORS   UTILITIES
                                                  GROWTH         PORTFOLIO       PORTFOLIO      SERIES    TRUST SERIES  SERIES
                                               ------------- ----------------- ------------- ------------ ------------ ---------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios..............  $        --     $   803,459     $ 1,058,310    $  5,850     $ 14,417   $  33,820
 Expenses:
   Asset-based charges........................       17,017         122,770         154,264       7,821        5,755          --
                                                -----------     -----------     -----------    --------     --------   ---------

NET INVESTMENT INCOME (LOSS)..................      (17,017)        680,689         904,046      (1,971)       8,662      33,820
                                                -----------     -----------     -----------    --------     --------   ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments....      403,731         132,955       3,351,009      92,583       89,084     231,353
   Net realized gain distribution from the
    Portfolios................................      784,057         432,651              --     118,147      146,456      65,189
                                                -----------     -----------     -----------    --------     --------   ---------
 Net realized gain (loss) on investments......    1,187,788         565,606       3,351,009     210,730      235,540     296,542
                                                -----------     -----------     -----------    --------     --------   ---------

 Net change in unrealized appreciation
   (depreciation) of investments..............   (1,130,384)     (3,490,208)     (3,831,095)     (1,059)     (61,538)   (111,004)
                                                -----------     -----------     -----------    --------     --------   ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS..................................       57,404      (2,924,602)       (480,086)    209,671      174,002     185,538
                                                -----------     -----------     -----------    --------     --------   ---------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS....................  $    40,387     $(2,243,913)    $   423,960    $207,700     $182,664   $ 219,358
                                                ===========     ===========     ===========    ========     ========   =========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                    MULTIMANAGER              MULTIMANAGER MULTIMANAGER                NATURAL
                                                     AGGRESSIVE  MULTIMANAGER   MID CAP      MID CAP    MULTIMANAGER  RESOURCES
                                                      EQUITY*     CORE BOND*    GROWTH*       VALUE*    TECHNOLOGY*   PORTFOLIO
                                                    ------------ ------------ ------------ ------------ ------------ -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios................... $   405,507   $1,608,161  $        --   $  226,655  $        --  $        --
 Expenses:
   Asset-based charges.............................   2,227,938      248,751      111,491      183,608      345,783           --
                                                    -----------   ----------  -----------   ----------  -----------  -----------

NET INVESTMENT INCOME (LOSS).......................  (1,822,431)   1,359,410     (111,491)      43,047     (345,783)          --
                                                    -----------   ----------  -----------   ----------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments.........  16,355,359     (511,209)   1,177,934    2,884,503    6,043,158      575,631
   Net realized gain distribution from the
    Portfolios.....................................          --      802,495    3,605,558           --    6,209,671           --
                                                    -----------   ----------  -----------   ----------  -----------  -----------
 Net realized gain (loss) on investments...........  16,355,359      291,286    4,783,492    2,884,503   12,252,829      575,631
                                                    -----------   ----------  -----------   ----------  -----------  -----------

 Net change in unrealized appreciation
   (depreciation) of investments...................  25,002,884      876,293   (3,243,091)    (429,790)  (1,474,724)  (2,195,579)
                                                    -----------   ----------  -----------   ----------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS.......................................  41,358,243    1,167,579    1,540,401    2,454,713   10,778,105   (1,619,948)
                                                    -----------   ----------  -----------   ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
 FROM OPERATIONS................................... $39,535,812   $2,526,989  $ 1,428,910   $2,497,760  $10,432,322  $(1,619,948)
                                                    ===========   ==========  ===========   ==========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                   PIMCO
                                                 COMMODITY
                                               REALRETURN(R)    PIMCO        PIMCO     T. ROWE PRICE  T. ROWE PRICE
                                                 STRATEGY    REAL RETURN  TOTAL RETURN EQUITY INCOME HEALTH SCIENCES TARGET 2015
                                                 PORTFOLIO    PORTFOLIO    PORTFOLIO   PORTFOLIO-II   PORTFOLIO-II   ALLOCATION*
                                               ------------- -----------  ------------ ------------- --------------- -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios..............  $    28,126  $   368,862   $1,379,503   $  304,809     $       --      $   465
 Expenses:
   Asset-based charges........................       25,772       59,269      168,513       86,780             --           --
                                                -----------  -----------   ----------   ----------     ----------      -------

NET INVESTMENT INCOME (LOSS)..................        2,354      309,593    1,210,990      218,029             --          465
                                                -----------  -----------   ----------   ----------     ----------      -------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments....     (517,257)  (1,833,750)    (228,337)   1,625,081      1,534,400        5,146
   Net realized gain distribution from the
    Portfolios................................           --           --           --           --        434,865        4,864
                                                -----------  -----------   ----------   ----------     ----------      -------
 Net realized gain (loss) on investments......     (517,257)  (1,833,750)    (228,337)   1,625,081      1,969,265       10,010
                                                -----------  -----------   ----------   ----------     ----------      -------

 Net change in unrealized appreciation
   (depreciation) of investments..............   (1,541,501)   2,377,805    1,568,616     (566,990)      (527,699)      (8,895)
                                                -----------  -----------   ----------   ----------     ----------      -------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS..................................   (2,058,758)     544,055    1,340,279    1,058,091      1,441,566        1,115
                                                -----------  -----------   ----------   ----------     ----------      -------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS....................  $(2,056,404) $   853,648   $2,551,269   $1,276,120     $1,441,566      $ 1,580
                                                ===========  ===========   ==========   ==========     ==========      =======

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                              TEMPLETON
                                                                                              DEVELOPING   TEMPLETON   TEMPLETON
                                                         TARGET 2025 TARGET 2035 TARGET 2045   MARKETS    GLOBAL BOND   GROWTH
                                                         ALLOCATION* ALLOCATION* ALLOCATION*   VIP FUND    VIP FUND    VIP FUND
                                                         ----------- ----------- ----------- -----------  -----------  ---------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios........................  $ 11,284    $ 11,871    $  3,308   $   144,480  $ 2,347,299  $  66,320
 Expenses:
   Asset-based charges..................................        --          --          --        33,871      107,036     17,947
                                                          --------    --------    --------   -----------  -----------  ---------

NET INVESTMENT INCOME (LOSS)............................    11,284      11,871       3,308       110,609    2,240,263     48,373
                                                          --------    --------    --------   -----------  -----------  ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..............    16,169       6,536      10,709       (93,797)    (602,205)   292,132
   Net realized gain distribution from the Portfolios...    90,881      97,254      27,053            --           --         --
                                                          --------    --------    --------   -----------  -----------  ---------
 Net realized gain (loss) on investments................   107,050     103,790      37,762       (93,797)    (602,205)   292,132
                                                          --------    --------    --------   -----------  -----------  ---------

 Net change in unrealized appreciation (depreciation)
   of investments.......................................   (88,901)    (76,542)    (29,346)     (916,763)  (1,058,101)  (550,198)
                                                          --------    --------    --------   -----------  -----------  ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS..    18,149      27,248       8,416    (1,010,560)  (1,660,306)  (258,066)
                                                          --------    --------    --------   -----------  -----------  ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.............................................  $ 29,433    $ 39,119    $ 11,724   $  (899,951) $   579,957  $(209,693)
                                                          ========    ========    ========   ===========  ===========  =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                  VANGUARD
                                                VAN ECK VIP  VARIABLE INSURANCE
                                                GLOBAL HARD  FUND-EQUITY INDEX
                                                ASSETS FUND      PORTFOLIO
                                                -----------  ------------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............... $        --       $112,256
 Expenses:
   Asset-based charges.........................      39,339         40,519
                                                -----------       --------

NET INVESTMENT INCOME (LOSS)...................     (39,339)        71,737
                                                -----------       --------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
   Net realized gain (loss) on investments.....     (67,285)       336,111
   Net realized gain distribution from the
    Portfolios.................................          --        124,189
                                                -----------       --------
 Net realized gain (loss) on investments.......     (67,285)       460,300
                                                -----------       --------

 Net change in unrealized appreciation
   (depreciation) of investments...............  (2,568,811)       291,651
                                                -----------       --------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS...................................  (2,636,096)       751,951
                                                -----------       --------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS..................... $(2,675,435)      $823,688
                                                ===========       ========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                 ALL ASSET
                                                ALL ASSET                                        MODERATE
                                          AGGRESSIVE-ALT 25*(A)  ALL ASSET GROWTH-ALT 20*    GROWTH-ALT 15*(A)
                                         ----------------------  ------------------------  --------------------
                                            2014        2013         2014         2013        2014       2013
                                         ----------  ----------  -----------  -----------  ----------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   44,341  $    8,357  $   212,562  $   157,101  $   38,585  $ 10,678
 Net realized gain (loss) on investments     87,350      21,303      551,481      919,004      35,994     7,226
 Net change in unrealized appreciation
   (depreciation) of investments........    (73,999)     20,945     (455,547)     609,651     (59,022)   13,339
                                         ----------  ----------  -----------  -----------  ----------  --------
 Net increase (decrease) in net assets
   resulting from operations............     57,692      50,605      308,496    1,685,756      15,557    31,243
                                         ----------  ----------  -----------  -----------  ----------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..  2,753,131     650,609    2,980,374    2,758,086     987,674   143,354
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   (256,759)    466,696      566,028      600,637     780,816   767,570
 Redemptions for contract benefits and
   terminations.........................    (27,972)         --     (209,311)    (366,573)     (2,872)       --
 Contract maintenance charges...........   (223,568)    (27,433)    (886,284)    (741,014)   (168,125)  (17,415)
                                         ----------  ----------  -----------  -----------  ----------  --------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................  2,244,832   1,089,872    2,450,807    2,251,136   1,597,493   893,509
                                         ----------  ----------  -----------  -----------  ----------  --------
 Net increase (decrease) in amount
   retained by AXA in Separate Account
   FP...................................         20           4           --          412          20         6
                                         ----------  ----------  -----------  -----------  ----------  --------

NET INCREASE (DECREASE) IN NET ASSETS...  2,302,544   1,140,481    2,759,303    3,937,304   1,613,070   924,758
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  1,140,481          --   14,861,779   10,924,475     924,758        --
                                         ----------  ----------  -----------  -----------  ----------  --------

NET ASSETS -- END OF YEAR OR PERIOD..... $3,443,025  $1,140,481  $17,621,082   14,861,779  $2,537,828  $924,758
                                         ==========  ==========  ===========  ===========  ==========  ========
CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.................................         42          14           32           34          22        10
 Redeemed...............................        (21)         (3)         (13)         (15)         (3)       (1)
                                         ----------  ----------  -----------  -----------  ----------  --------
 Net Increase (Decrease)................         21          11           19           19          19         9
                                         ==========  ==========  ===========  ===========  ==========  ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on May 20, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                         AMERICAN FUNDS
                                                                       INSURANCE SERIES(R)          AMERICAN FUNDS
                                             AMERICAN CENTURY VP MID      GLOBAL SMALL            INSURANCE SERIES(R)
                                                 CAP VALUE FUND       CAPITALIZATION FUND/SM/(A) NEW WORLD FUND(R)(A)
                                            ------------------------  -------------------------  --------------------
                                                2014         2013        2014          2013         2014       2013
                                            -----------  -----------   ----------     --------   ----------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   181,316  $   140,217  $   (3,219)    $    (24)   $   37,418  $  9,960
 Net realized gain (loss) on investments...   3,246,004    1,203,943      31,007          (68)      245,091     5,564
 Net change in unrealized appreciation
   (depreciation) of investments...........     324,471    2,997,930     (31,318)      40,076      (624,623)   16,840
                                            -----------  -----------   ----------     --------   ----------  --------
 Net increase (decrease) in net assets
   resulting from operations...............   3,751,791    4,342,090      (3,530)      39,984      (342,114)   32,364
                                            -----------  -----------   ----------     --------   ----------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   2,312,405    1,387,085     427,516       44,428       990,649   143,481
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   3,106,133    6,430,772     660,216      794,293     2,466,492   776,583
 Redemptions for contract benefits and
   terminations............................    (655,632)  (2,691,520)    (58,328)      (1,324)      (30,630)   (2,058)
 Contract maintenance charges..............    (564,106)    (425,445)    (65,729)      (8,752)     (119,736)  (12,556)
                                            -----------  -----------   ----------     --------   ----------  --------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   4,198,800    4,700,892     963,675      828,645     3,306,775   905,450
                                            -----------  -----------   ----------     --------   ----------  --------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..       7,000       24,209          90            9         1,245         5
                                            -----------  -----------   ----------     --------   ----------  --------

NET INCREASE (DECREASE) IN NET ASSETS......   7,957,591    9,067,191     960,235      868,638     2,965,906   937,819
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  22,583,847   13,516,656     868,638           --       937,819        --
                                            -----------  -----------   ----------     --------   ----------  --------

NET ASSETS -- END OF YEAR OR PERIOD........ $30,541,438  $22,583,847  $1,828,873     $868,638    $3,903,725  $937,819
                                            ===========  ===========   ==========     ========   ==========  ========
CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS II
 Issued....................................         119           95          --           --            --        --
 Redeemed..................................         (60)         (51)         --           --            --        --
                                            -----------  -----------   ----------     --------   ----------  --------
 Net Increase (Decrease)...................          59           44          --           --            --        --
                                            ===========  ===========   ==========     ========   ==========  ========
UNIT ACTIVITY CLASS 4
 Issued....................................          --           --          25            9            85        17
 Redeemed..................................          --           --          (8)          (1)          (13)       (1)
                                            -----------  -----------   ----------     --------   ----------  --------
 Net Increase (Decrease)...................          --           --          17            8            72        16
                                            ===========  ===========   ==========     ========   ==========  ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on May 20, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                AXA 400 MANAGED         AXA 500 MANAGED        AXA 2000 MANAGED
                                                  VOLATILITY*             VOLATILITY*             VOLATILITY*
                                            ----------------------  ----------------------  ----------------------
                                               2014        2013        2014        2013        2014        2013
                                            ----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $    2,956  $   (4,554) $   17,924  $    4,167  $   (4,343) $   (3,801)
 Net realized gain (loss) on investments...    363,293     371,220     331,576     317,330     235,347     329,685
 Net change in unrealized appreciation
   (depreciation) of investments...........   (125,871)    291,583     114,286     302,245    (144,270)    221,549
                                            ----------  ----------  ----------  ----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............    240,378     658,249     463,786     623,742      86,734     547,433
                                            ----------  ----------  ----------  ----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....    340,483     346,792     397,977     308,800     271,695     209,063
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   (147,053)    467,909   2,200,232     254,708     255,038     195,938
 Redemptions for contract benefits and
   terminations............................   (197,238)    (88,223)    (92,814)   (126,340)    (93,785)    (46,768)
 Contract maintenance charges..............   (162,792)   (142,475)   (175,874)   (111,394)   (105,199)    (76,900)
                                            ----------  ----------  ----------  ----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   (166,600)    584,003   2,329,521     325,774     327,749     281,333
                                            ----------  ----------  ----------  ----------  ----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..         20          11          50          10          25           9
                                            ----------  ----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......     73,798   1,242,263   2,793,357     949,526     414,508     828,775
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  2,991,534   1,749,271   2,782,544   1,833,018   2,131,888   1,303,113
                                            ----------  ----------  ----------  ----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $3,065,332  $2,991,534  $5,575,901  $2,782,544  $2,546,396  $2,131,888
                                            ==========  ==========  ==========  ==========  ==========  ==========
CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued....................................          6          13          19           8           9           8
 Redeemed..................................         (7)         (9)         (5)         (5)         (6)         (6)
                                            ----------  ----------  ----------  ----------  ----------  ----------
 Net Increase (Decrease)...................         (1)          4          14           3           3           2
                                            ==========  ==========  ==========  ==========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                  AXA AGGRESSIVE                                      AXA CONSERVATIVE
                                                    ALLOCATION*          AXA BALANCED STRATEGY*          ALLOCATION*
                                            --------------------------  ------------------------  ------------------------
                                                2014          2013          2014         2013         2014         2013
                                            ------------  ------------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $  1,959,061  $  3,084,303  $   214,961  $   288,436  $   170,341  $   208,853
 Net realized gain (loss) on investments...   16,308,717     6,486,174      613,468      181,151    1,126,070      975,101
 Net change in unrealized appreciation
   (depreciation) of investments...........  (11,906,753)   21,294,134      (47,686)   1,125,866     (471,474)     318,294
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............    6,361,025    30,864,611      780,743    1,595,453      824,937    1,502,248
                                            ------------  ------------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   13,643,677    13,505,438    6,647,881    6,404,913    3,131,250    3,205,745
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   (7,341,331)   (8,438,056)  (1,720,102)     372,984   (1,636,589)  (1,293,997)
 Redemptions for contract benefits and
   terminations............................   (6,736,008)   (5,242,848)    (153,899)    (190,156)  (1,029,069)  (2,068,433)
 Contract maintenance charges..............   (7,158,104)   (7,405,927)  (1,755,434)  (1,312,492)  (2,622,725)  (2,858,144)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   (7,591,766)   (7,581,393)   3,018,446    5,275,249   (2,157,133)  (3,014,829)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..           --       (40,000)          --            1           --            2
                                            ------------  ------------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......   (1,230,741)   23,243,218    3,799,189    6,870,703   (1,332,196)  (1,512,579)
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  144,012,037   120,768,819   16,002,866    9,132,163   37,513,234   39,025,813
                                            ------------  ------------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $142,781,296  $144,012,037  $19,802,055  $16,002,866  $36,181,038  $37,513,234
                                            ============  ============  ===========  ===========  ===========  ===========
CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................           63            39           --           --           59           86
 Redeemed..................................          (75)          (88)          --           --          (70)         (72)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (12)          (49)          --           --          (11)          14
                                            ============  ============  ===========  ===========  ===========  ===========
UNIT ACTIVITY CLASS B
 Issued....................................           28            37           36           53           11           12
 Redeemed..................................          (45)          (37)         (14)         (11)         (11)         (17)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (17)           --           22           42           --           (5)
                                            ============  ============  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                               AXA CONSERVATIVE        AXA CONSERVATIVE       AXA CONSERVATIVE-PLUS
                                               GROWTH STRATEGY*            STRATEGY*               ALLOCATION*
                                            ----------------------  ----------------------  ------------------------
                                               2014        2013        2014        2013         2014         2013
                                            ----------  ----------  ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   53,692  $   66,412  $   14,673  $   15,701  $   249,267  $   380,179
 Net realized gain (loss) on investments...    127,437      47,097      17,768      10,191    1,862,861    1,627,101
 Net change in unrealized appreciation
   (depreciation) of investments...........       (959)    262,760      11,188      32,633   (1,112,926)   1,364,147
                                            ----------  ----------  ----------  ----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............    180,170     376,269      43,629      58,525      999,202    3,371,427
                                            ----------  ----------  ----------  ----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....  1,689,753   1,150,917     521,170     358,827    3,131,758    3,418,214
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   (176,736)   (177,995)     36,745     114,065     (336,303)    (978,447)
 Redemptions for contract benefits and
   terminations............................    (38,203)    (75,801)     (5,394)     (1,803)  (1,773,525)  (1,953,562)
 Contract maintenance charges..............   (459,181)   (378,383)   (176,029)   (149,513)  (2,631,384)  (2,590,832)
                                            ----------  ----------  ----------  ----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  1,015,633     518,738     376,492     321,576   (1,609,454)  (2,104,627)
                                            ----------  ----------  ----------  ----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..         --          (1)         --          (1)          --           (2)
                                            ----------  ----------  ----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......  1,195,803     895,006     420,121     380,100     (610,252)   1,266,798
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  4,199,523   3,304,517   1,509,390   1,129,290   35,577,345   34,310,547
                                            ----------  ----------  ----------  ----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $5,395,326  $4,199,523  $1,929,511  $1,509,390  $34,967,093  $35,577,345
                                            ==========  ==========  ==========  ==========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................         --          --          --          --           54           42
 Redeemed..................................         --          --          --          --          (34)         (47)
                                            ----------  ----------  ----------  ----------  -----------  -----------
 Net Increase (Decrease)...................         --          --          --          --           20           (5)
                                            ==========  ==========  ==========  ==========  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued....................................         12           8           4           5           12           13
 Redeemed..................................         (4)         (4)         (1)         (2)         (13)         (18)
                                            ----------  ----------  ----------  ----------  -----------  -----------
 Net Increase (Decrease)...................          8           4           3           3           (1)          (5)
                                            ==========  ==========  ==========  ==========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                      AXA INTERNATIONAL
                                                 AXA GLOBAL EQUITY                                      CORE MANAGED
                                                MANAGED VOLATILITY*       AXA GROWTH STRATEGY*         VOLATILITY*(B)
                                            --------------------------  ------------------------  ------------------------
                                                2014          2013          2014         2013         2014         2013
                                            ------------  ------------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $    933,210  $    686,456  $   450,063  $   534,314  $   811,360  $   177,709
 Net realized gain (loss) on investments...    1,835,332       209,910      896,725      198,728    1,370,978      418,476
 Net change in unrealized appreciation
   (depreciation) of investments...........     (649,623)   27,801,662      203,204    2,504,761   (9,234,264)   4,306,905
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............    2,118,919    28,698,028    1,549,992    3,237,803   (7,051,926)   4,903,090
                                            ------------  ------------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....    9,665,780    10,660,660   11,432,734    8,744,383    2,968,241    2,080,375
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   (8,244,070)   (8,183,377)   1,403,127      134,954   46,537,401   (2,803,317)
 Redemptions for contract benefits and
   terminations............................   (8,277,439)  (10,491,400)    (417,417)    (140,155)  (1,409,412)  (1,305,126)
 Contract maintenance charges..............   (7,377,254)   (7,856,403)  (2,531,987)  (1,955,971)  (3,184,166)  (1,176,687)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (14,232,983)  (15,870,520)   9,886,457    6,783,211   44,912,064   (3,204,755)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..           --       (50,001)          --           (1)          --      (32,750)
                                            ------------  ------------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......  (12,114,064)   12,777,507   11,436,449   10,021,013   37,860,138    1,665,585
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  165,449,262   152,671,755   22,985,782   12,964,769   31,687,646   30,022,061
                                            ------------  ------------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $153,335,198  $165,449,262  $34,422,231  $22,985,782  $69,547,784  $31,687,646
                                            ============  ============  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................           44            44           --           --           55            2
 Redeemed..................................          (71)          (13)          --           --          (10)          (6)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (27)           31           --           --           45           (4)
                                            ============  ============  ===========  ===========  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued....................................           14            19           75           56          262           16
 Redeemed..................................          (59)          (82)          (9)          (6)         (50)         (33)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (45)          (63)          66           50          212          (17)
                                            ============  ============  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(b)AXA International Core Managed Volatility replaced Multimanager International Equity due to a fund merger on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                               AXA INTERNATIONAL      AXA INTERNATIONAL VALUE      AXA LARGE CAP CORE
                                              MANAGED VOLATILITY*       MANAGED VOLATILITY*      MANAGED VOLATILITY*(E)
                                            ----------------------  --------------------------  ------------------------
                                               2014        2013         2014          2013          2014         2013
                                            ----------  ----------  ------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $    9,433  $   (7,084) $  1,167,317  $    715,381  $   214,250  $    44,301
 Net realized gain (loss) on investments...     56,874     338,394       394,163    (1,116,728)   1,869,411      764,841
 Net change in unrealized appreciation
   (depreciation) of investments...........   (190,003)     33,023    (8,613,032)   16,787,439      440,572    2,993,249
                                            ----------  ----------  ------------  ------------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............   (123,696)    364,333    (7,051,552)   16,386,092    2,524,233    3,802,391
                                            ----------  ----------  ------------  ------------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....    225,690     224,324     6,104,497     6,736,181      875,818      993,707
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................     29,102    (581,085)   (2,438,601)   (2,558,907)   9,581,407    2,658,845
 Redemptions for contract benefits and
   terminations............................    (34,332)   (104,346)   (5,171,748)   (5,814,648)    (757,255)    (368,212)
 Contract maintenance charges..............    (86,791)   (122,214)   (4,836,909)   (5,042,503)    (971,929)    (649,425)
                                            ----------  ----------  ------------  ------------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................    133,669    (583,321)   (6,342,761)   (6,679,877)   8,728,041    2,634,915
                                            ----------  ----------  ------------  ------------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..         35          (6)           --       (59,998)          --      (53,499)
                                            ----------  ----------  ------------  ------------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......     10,008    (218,994)  (13,394,313)    9,646,217   11,252,274    6,383,807
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  1,616,964   1,835,958   100,346,412    90,700,195   17,689,610   11,305,803
                                            ----------  ----------  ------------  ------------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $1,626,972  $1,616,964  $ 86,952,099  $100,346,412  $28,941,884  $17,689,610
                                            ==========  ==========  ============  ============  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................         --          --            16            14           20            1
 Redeemed..................................         --          --           (23)          (17)          (4)          (1)
                                            ----------  ----------  ------------  ------------  -----------  -----------
 Net Increase (Decrease)...................         --          --            (7)           (3)          16           --
                                            ==========  ==========  ============  ============  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued....................................          6           5            34            41           51           29
 Redeemed..................................         (4)         (9)          (61)          (73)         (20)         (10)
                                            ----------  ----------  ------------  ------------  -----------  -----------
 Net Increase (Decrease)...................          2          (4)          (27)          (32)          31           19
                                            ==========  ==========  ============  ============  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(e)AXA Large Cap Core Managed Volatility replaced Multimanager Large Cap Core Equity due to a fund merger on June 20, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                            AXA LARGE CAP GROWTH         AXA LARGE CAP VALUE          AXA MID CAP VALUE
                                           MANAGED VOLATILITY*(F)      MANAGED VOLATILITY*(C)        MANAGED VOLATILITY*
                                         --------------------------  --------------------------  --------------------------
                                             2014          2013          2014          2013          2014          2013
                                         ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   (432,265) $   (433,630) $  3,674,947  $  2,002,757  $    330,398  $    166,730
 Net realized gain (loss) on investments   14,460,772     6,187,543     2,014,134    (5,875,851)    9,485,865     7,887,257
 Net change in unrealized appreciation
   (depreciation) of investments........    6,561,625    33,612,179    38,547,469   101,188,980    11,956,555    49,132,156
                                         ------------  ------------  ------------  ------------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from operations............   20,590,132    39,366,092    44,236,550    97,315,886    21,772,818    57,186,143
                                         ------------  ------------  ------------  ------------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   10,555,460     8,448,015    22,882,748    23,805,391    11,653,042    12,620,281
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   98,121,447    (4,165,462)   21,144,025   (15,724,391)   (8,701,077)   (9,909,432)
 Redemptions for contract benefits and
   terminations.........................  (10,984,601)   (8,567,673)  (21,867,042)  (20,656,525)  (12,261,568)  (13,375,023)
 Contract maintenance charges...........   (9,943,906)   (7,730,662)  (22,508,137)  (23,144,818)  (10,192,063)  (10,740,370)
                                         ------------  ------------  ------------  ------------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................   87,748,400   (12,015,782)     (348,406)  (35,720,343)  (19,501,666)  (21,404,544)
                                         ------------  ------------  ------------  ------------  ------------  ------------
 Net increase (decrease) in amount
   retained by AXA in Separate Account
   FP...................................           --       (50,000)           --      (209,999)           --      (100,000)
                                         ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...  108,338,532    27,300,310    43,888,144    61,385,544     2,271,152    35,681,599
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  146,525,832   119,225,522   382,125,892   320,740,348   219,502,588   183,820,989
                                         ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $254,864,364  $146,525,832  $426,014,036  $382,125,892  $221,773,740  $219,502,588
                                         ============  ============  ============  ============  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.................................          132             7           127            21            16            23
 Redeemed...............................          (17)           (7)         (157)         (181)          (83)         (107)
                                         ------------  ------------  ------------  ------------  ------------  ------------
 Net Increase (Decrease)................          115            --           (30)         (160)          (67)          (84)
                                         ============  ============  ============  ============  ============  ============

UNIT ACTIVITY CLASS B
 Issued.................................          313            20            79            12             2             4
 Redeemed...............................         (101)          (76)          (55)          (73)           (5)           (4)
                                         ------------  ------------  ------------  ------------  ------------  ------------
 Net Increase (Decrease)................          212           (56)           24           (61)           (3)           --
                                         ============  ============  ============  ============  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)AXA Large Cap Value Managed Volatility replaced Multimanager Large Cap Value due to a fund merger on June 13, 2014.
(f)AXA Large Cap Growth Managed Volatility replaced EQ/Equity Growth PLUS due to a fund merger on June 20, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                               AXA MODERATE GROWTH         AXA MODERATE-PLUS
                                               AXA MODERATE ALLOCATION*             STRATEGY*                 ALLOCATION*
                                            ------------------------------  ------------------------  --------------------------
                                                 2014            2013           2014         2013         2014          2013
                                            --------------  --------------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $    5,692,742  $   10,984,897  $   854,937  $ 1,103,891  $  4,865,495  $  7,849,982
 Net realized gain (loss) on investments...     49,316,133      31,680,471    2,142,642      501,352    29,055,072     8,770,785
 Net change in unrealized appreciation
   (depreciation) of investments...........    (29,600,276)     80,678,759      306,201    5,145,208   (18,509,863)   55,969,344
                                            --------------  --------------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from operations...............     25,408,599     123,344,127    3,303,780    6,750,451    15,410,704    72,590,111
                                            --------------  --------------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....     65,104,652      70,450,568   23,038,800   18,146,915    41,077,346    43,063,363
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................    (28,723,505)    (33,973,023)  (1,271,660)     218,259   (13,130,325)   (5,490,771)
 Redemptions for contract benefits and
   terminations............................    (47,990,439)    (56,564,061)    (674,946)    (363,144)  (20,467,546)  (21,239,721)
 Contract maintenance charges..............    (69,821,503)    (74,049,806)  (5,968,540)  (4,691,132)  (24,771,299)  (25,002,831)
                                            --------------  --------------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................    (81,430,795)    (94,136,322)  15,123,654   13,310,898   (17,291,824)   (8,669,960)
                                            --------------  --------------  -----------  -----------  ------------  ------------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          4,000         251,000           --          149            --             2
                                            --------------  --------------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS......    (56,018,196)     29,458,805   18,427,434   20,061,498    (1,881,120)   63,920,153
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  1,056,806,782   1,027,347,977   54,106,165   34,044,667   442,152,871   378,232,718
                                            --------------  --------------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD........ $1,000,788,586  $1,056,806,782  $72,533,599  $54,106,165  $440,271,751  $442,152,871
                                            ==============  ==============  ===========  ===========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................            128             105           --           --           157           147
 Redeemed..................................           (198)           (269)          --           --          (183)         (240)
                                            --------------  --------------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................            (70)           (164)          --           --           (26)          (93)
                                            ==============  ==============  ===========  ===========  ============  ============

UNIT ACTIVITY CLASS B
 Issued....................................             52              65          137          115            77           140
 Redeemed..................................            (65)           (135)         (30)         (13)          (83)         (101)
                                            --------------  --------------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................            (13)            (70)         107          102            (6)           39
                                            ==============  ==============  ===========  ===========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                AXA/LOOMIS SAYLES         BLACKROCK GLOBAL      CHARTER/SM/ MULTI-SECTOR
                                                     GROWTH*            ALLOCATION V.I. FUND              BOND*
                                            ------------------------  -----------------------  --------------------------
                                                2014         2013         2014        2013         2014          2013
                                            -----------  -----------  -----------  ----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   (37,731) $   100,178  $   229,566  $   73,079  $  2,038,723  $  3,175,867
 Net realized gain (loss) on investments...   8,361,226    6,212,002    1,028,230     550,090    (1,578,671)   (2,605,072)
 Net change in unrealized appreciation
   (depreciation) of investments...........  (6,614,918)    (197,149)  (1,086,044)    255,817     1,464,577    (2,053,248)
                                            -----------  -----------  -----------  ----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from operations...............   1,708,577    6,115,031      171,752     878,986     1,924,629    (1,482,453)
                                            -----------  -----------  -----------  ----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   1,292,992    1,441,692      604,223     749,469     7,235,124     9,351,150
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  (1,829,364)  (6,870,874)   2,277,995    (460,230)   (2,158,243)   (2,748,269)
 Redemptions for contract benefits and
   terminations............................    (973,238)    (899,583)    (149,791)   (125,695)   (4,702,249)   (6,285,901)
 Contract maintenance charges..............    (774,547)    (790,691)     (75,239)    (62,368)   (7,517,090)   (8,089,937)
                                            -----------  -----------  -----------  ----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (2,284,157)  (7,119,456)   2,657,188     101,176    (7,142,458)   (7,772,957)
                                            -----------  -----------  -----------  ----------  ------------  ------------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --           (1)          --          (2)           --            --
                                            -----------  -----------  -----------  ----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS......    (575,580)  (1,004,426)   2,828,940     980,160    (5,217,829)   (9,255,410)
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  24,359,148   25,363,574    7,005,745   6,025,585   100,122,079   109,377,489
                                            -----------  -----------  -----------  ----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD........ $23,783,568  $24,359,148  $ 9,834,685  $7,005,745  $ 94,904,250  $100,122,079
                                            ===========  ===========  ===========  ==========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................          10           12           --          --            15            35
 Redeemed..................................         (27)         (64)          --          --           (35)          (47)
                                            -----------  -----------  -----------  ----------  ------------  ------------
 Net Increase (Decrease)...................         (17)         (52)          --          --           (20)          (12)
                                            ===========  ===========  ===========  ==========  ============  ============

UNIT ACTIVITY CLASS B
 Issued....................................           5           11           --          --            11            12
 Redeemed..................................          (8)         (10)          --          --           (15)          (16)
                                            -----------  -----------  -----------  ----------  ------------  ------------
 Net Increase (Decrease)...................          (3)           1           --          --            (4)           (4)
                                            ===========  ===========  ===========  ==========  ============  ============

UNIT ACTIVITY CLASS III
 Issued....................................          --           --          100          97            --            --
 Redeemed..................................          --           --          (49)        (41)           --            --
                                            -----------  -----------  -----------  ----------  ------------  ------------
 Net Increase (Decrease)...................          --           --           51          56            --            --
                                            ===========  ===========  ===========  ==========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                              CHARTER/SM/ SMALL CAP     CHARTER/SM/ SMALL CAP      EQ/ALLIANCEBERNSTEIN
                                                     GROWTH*                   VALUE*                SMALL CAP GROWTH*
                                            ------------------------  ------------------------  --------------------------
                                                2014         2013         2014         2013         2014          2013
                                            -----------  -----------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   (22,396) $   (16,874) $   (35,493) $    85,560  $   (869,387) $   (851,525)
 Net realized gain (loss) on investments...     841,939      488,204    1,358,316      905,217    29,202,986    27,513,395
 Net change in unrealized appreciation
   (depreciation) of investments...........  (1,199,274)   3,359,382   (3,188,093)  10,210,500   (22,199,345)   35,924,976
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from operations...............    (379,731)   3,830,712   (1,865,270)  11,201,277     6,134,254    62,586,846
                                            -----------  -----------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   1,032,699    1,048,578    2,053,675    2,390,347     8,635,494     9,220,091
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  (1,180,366)   1,765,853   (1,304,645)    (555,287)   (3,437,638)   (9,038,666)
 Redemptions for contract benefits and
   terminations............................    (405,749)    (379,334)  (1,655,139)  (1,957,939)   (9,944,076)  (14,854,810)
 Contract maintenance charges..............    (612,493)    (541,125)  (1,702,397)  (1,800,390)   (7,478,158)   (7,701,756)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (1,165,909)   1,893,972   (2,608,506)  (1,923,269)  (12,224,378)  (22,375,141)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --            1           --           (1)           --       (50,002)
                                            -----------  -----------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS......  (1,545,640)   5,724,685   (4,473,776)   9,278,007    (6,090,124)   40,161,703
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  13,550,981    7,826,296   36,437,568   27,159,561   216,876,896   176,715,193
                                            -----------  -----------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD........ $12,005,341  $13,550,981  $31,963,792  $36,437,568  $210,786,772  $216,876,896
                                            ===========  ===========  ===========  ===========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................          --           --            2            3            47            28
 Redeemed..................................          --           --           (7)          (8)          (63)          (72)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................          --           --           (5)          (5)          (16)          (44)
                                            ===========  ===========  ===========  ===========  ============  ============
UNIT ACTIVITY CLASS B
 Issued....................................          19           32            5           11             8             8
 Redeemed..................................         (28)         (18)          (9)         (14)          (21)          (29)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................          (9)          14           (4)          (3)          (13)          (21)
                                            ===========  ===========  ===========  ===========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                             EQ/BLACKROCK BASIC VALUE      EQ/BOSTON ADVISORS       EQ/CALVERT SOCIALLY
                                                      EQUITY*                EQUITY INCOME*            RESPONSIBLE*
                                            --------------------------  ------------------------  ----------------------
                                                2014          2013          2014         2013        2014        2013
                                            ------------  ------------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $  1,497,074  $  2,305,099  $   262,486  $   316,193  $    7,938  $    5,775
 Net realized gain (loss) on investments...    7,806,487     5,479,759    2,756,866    3,922,168      86,355      93,655
 Net change in unrealized appreciation
   (depreciation) of investments...........    9,853,286    50,696,208   (1,401,011)     865,732      77,257     235,072
                                            ------------  ------------  -----------  -----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............   19,156,847    58,481,066    1,618,341    5,104,093     171,550     334,502
                                            ------------  ------------  -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   14,233,246    13,197,107    1,584,893    1,659,265     137,519     119,015
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   (4,415,053)   (3,360,208)    (877,510)  (1,700,914)    243,848     (36,123)
 Redemptions for contract benefits and
   terminations............................  (10,109,465)  (11,762,003)    (948,304)    (932,908)    (66,908)    (74,675)
 Contract maintenance charges..............   (8,786,668)   (8,500,928)    (831,876)    (800,458)    (70,368)    (61,268)
                                            ------------  ------------  -----------  -----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   (9,077,940)  (10,426,032)  (1,072,797)  (1,775,015)    244,091     (53,051)
                                            ------------  ------------  -----------  -----------  ----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..           --            (1)          --           --          --           2
                                            ------------  ------------  -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......   10,078,907    48,055,033      545,544    3,329,078     415,641     281,453
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  210,266,734   162,211,701   19,832,712   16,503,634   1,293,662   1,012,209
                                            ------------  ------------  -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $220,345,641  $210,266,734  $20,378,256  $19,832,712  $1,709,303  $1,293,662
                                            ============  ============  ===========  ===========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................           95            36            3           13          --          --
 Redeemed..................................          (78)          (30)         (11)         (23)         --          --
                                            ------------  ------------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)...................           17             6           (8)         (10)         --          --
                                            ============  ============  ===========  ===========  ==========  ==========
UNIT ACTIVITY CLASS B
 Issued....................................           29            45           11           22           3           3
 Redeemed..................................          (51)          (74)         (11)         (24)         (1)         (3)
                                            ------------  ------------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)...................          (22)          (29)          --           (2)          2          --
                                            ============  ============  ===========  ===========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                    EQ/CAPITAL
                                                     GUARDIAN                   EQ/COMMON STOCK               EQ/CORE BOND
                                                     RESEARCH*                      INDEX*                       INDEX*
                                            --------------------------  ------------------------------  ------------------------
                                                2014          2013           2014            2013           2014         2013
                                            ------------  ------------  --------------  --------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $    229,276  $    965,361  $   11,178,150  $   11,005,064  $   538,964  $   472,265
 Net realized gain (loss) on investments...    5,375,612     2,697,509      39,236,229      22,274,372     (113,250)     (14,986)
 Net change in unrealized appreciation
   (depreciation) of investments...........    4,535,292    23,171,427     123,150,321     368,480,975      681,768   (1,476,747)
                                            ------------  ------------  --------------  --------------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............   10,140,180    26,834,297     173,564,700     401,760,411    1,107,482   (1,019,468)
                                            ------------  ------------  --------------  --------------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....    5,133,840     5,482,159      76,043,534      78,411,453    4,201,405    4,841,623
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   (6,349,377)   (1,206,082)    (35,876,534)    (45,897,004)    (534,315)    (569,357)
 Redemptions for contract benefits and
   terminations............................   (5,430,232)   (4,722,495)    (77,911,580)    (80,324,342)  (2,289,572)  (2,030,353)
 Contract maintenance charges..............   (4,673,300)   (4,885,258)    (86,788,783)    (89,436,574)  (2,820,231)  (2,881,445)
                                            ------------  ------------  --------------  --------------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (11,319,069)   (5,331,676)   (124,533,363)   (137,246,467)  (1,442,713)    (639,532)
                                            ------------  ------------  --------------  --------------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..           --            --          85,800        (435,998)          --           --
                                            ------------  ------------  --------------  --------------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......   (1,178,889)   21,502,621      49,117,137     264,077,946     (335,231)  (1,659,000)
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  110,067,322    88,564,701   1,587,768,118   1,323,690,172   53,353,989   55,012,989
                                            ------------  ------------  --------------  --------------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $108,888,433  $110,067,322  $1,636,885,255  $1,587,768,118  $53,018,758  $53,353,989
                                            ============  ============  ==============  ==============  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................           10             9              40              55           18           38
 Redeemed..................................          (16)           (7)           (146)           (204)         (30)         (57)
                                            ------------  ------------  --------------  --------------  -----------  -----------
 Net Increase (Decrease)...................           (6)            2            (106)           (149)         (12)         (19)
                                            ============  ============  ==============  ==============  ===========  ===========
UNIT ACTIVITY CLASS B
 Issued....................................           21            27              40              49           18           31
 Redeemed..................................          (70)          (56)            (95)           (119)         (17)         (15)
                                            ------------  ------------  --------------  --------------  -----------  -----------
 Net Increase (Decrease)...................          (49)          (29)            (55)            (70)           1           16
                                            ============  ============  ==============  ==============  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                   EQ/EQUITY 500            EQ/GAMCO MERGERS        EQ/GAMCO SMALL COMPANY
                                                      INDEX*                AND ACQUISITIONS*               VALUE*
                                            --------------------------  ------------------------  --------------------------
                                                2014          2013          2014         2013         2014          2013
                                            ------------  ------------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $  7,294,906  $  6,902,703  $   (35,280) $    13,648  $     10,062  $     (5,972)
 Net realized gain (loss) on investments...   41,915,920    18,077,802      724,113      819,328    13,362,147    12,550,601
 Net change in unrealized appreciation
   (depreciation) of investments...........   35,876,744   144,272,602     (502,229)     413,225    (9,134,958)   29,451,558
                                            ------------  ------------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from operations...............   85,087,570   169,253,107      186,604    1,246,201     4,237,251    41,996,187
                                            ------------  ------------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners        36,615,002    31,242,000    1,253,239    1,109,185    13,811,794    11,277,181
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  (14,743,490)      138,635    1,133,335     (214,923)   (4,442,749)    6,685,696
 Redemptions for contract benefits and
   terminations............................  (30,499,459)  (31,007,599)    (556,280)  (1,168,488)   (5,577,726)   (5,716,261)
 Contract maintenance charges..............  (29,448,656)  (29,045,302)    (476,658)    (491,950)   (5,550,128)   (5,056,087)
                                            ------------  ------------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (38,076,603)  (28,672,266)   1,353,636     (766,176)   (1,758,809)    7,190,529
                                            ------------  ------------  -----------  -----------  ------------  ------------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..           --      (120,000)          --            2            --            --
                                            ------------  ------------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS......   47,010,967   140,460,841    1,540,240      480,027     2,478,442    49,186,716
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  696,293,706   555,832,865   12,494,674   12,014,647   154,040,154   104,853,438
                                            ------------  ------------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD........ $743,304,673  $696,293,706  $14,034,914  $12,494,674  $156,518,596  $154,040,154
                                            ============  ============  ===========  ===========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................          362           114           13            9            84            54
 Redeemed..................................         (215)         (173)         (12)          (2)          (42)          (23)
                                            ------------  ------------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................          147           (59)           1            7            42            31
                                            ============  ============  ===========  ===========  ============  ============
UNIT ACTIVITY CLASS B
 Issued....................................          123           146           22           17            53            99
 Redeemed..................................          (83)         (107)         (12)         (27)          (75)          (72)
                                            ------------  ------------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................           40            39           10          (10)          (22)           27
                                            ============  ============  ===========  ===========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                           EQ/INTERMEDIATE           EQ/INTERNATIONAL
                                              EQ/GLOBAL BOND PLUS*        GOVERNMENT BOND*             EQUITY INDEX*
                                            ------------------------  ------------------------  --------------------------
                                                2014         2013         2014         2013         2014          2013
                                            -----------  -----------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $    80,749  $   (62,036) $    56,589  $  (132,067) $  8,395,760  $  5,653,258
 Net realized gain (loss) on investments...     135,245      540,108      508,249      598,071     2,200,137      (748,985)
 Net change in unrealized appreciation
   (depreciation) of investments...........     (83,551)  (1,111,515)     479,791   (2,289,129)  (35,202,429)   57,990,647
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from operations...............     132,443     (633,443)   1,044,629   (1,823,125)  (24,606,532)   62,894,920
                                            -----------  -----------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners        1,581,265    1,805,025    5,306,331    8,490,969    20,817,742    21,832,238
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................    (345,532)    (762,637)    (426,561)      48,910    (4,978,316)   (8,046,568)
 Redemptions for contract benefits and
   terminations............................    (921,719)  (1,483,599)  (4,854,130)  (7,282,130)  (17,170,698)  (20,630,448)
 Contract maintenance charges..............  (1,088,407)  (1,144,502)  (4,960,439)  (5,499,901)  (19,443,168)  (20,576,215)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................    (774,393)  (1,585,713)  (4,934,799)  (4,242,152)  (20,774,440)  (27,420,993)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --            1           --       34,997            --      (198,999)
                                            -----------  -----------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS......    (641,950)  (2,219,155)  (3,890,170)  (6,030,280)  (45,380,972)   35,274,928
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  20,958,721   23,177,876   89,129,017   95,159,297   352,939,164   317,664,236
                                            -----------  -----------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD........ $20,316,771  $20,958,721  $85,238,847  $89,129,017  $307,558,192  $352,939,164
                                            ===========  ===========  ===========  ===========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................          19           28           69           79            46            37
 Redeemed..................................         (22)         (38)         (71)         (97)         (152)         (189)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................          (3)         (10)          (2)         (18)         (106)         (152)
                                            ===========  ===========  ===========  ===========  ============  ============
UNIT ACTIVITY CLASS B
 Issued....................................           8           11           11           11            30            28
 Redeemed..................................          (9)          (8)         (22)         (15)          (30)          (38)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................          (1)           3          (11)          (4)           --           (10)
                                            ===========  ===========  ===========  ===========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                   EQ/INVESCO             EQ/JPMORGAN VALUE            EQ/LARGE CAP
                                                  COMSTOCK*(D)             OPPORTUNITIES*              GROWTH INDEX*
                                            ------------------------  ------------------------  --------------------------
                                                2014         2013         2014         2013         2014          2013
                                            -----------  -----------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   299,956  $   362,134  $   191,866  $   404,653  $    570,862  $    569,174
 Net realized gain (loss) on investments...   1,032,871      691,314      957,434      489,264    22,555,941    11,840,649
 Net change in unrealized appreciation
   (depreciation) of investments...........      11,226    1,227,216    2,781,447    6,760,466    (8,998,459)   19,585,628
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from operations...............   1,344,053    2,280,664    3,930,747    7,654,383    14,128,344    31,995,451
                                            -----------  -----------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners        1,506,716      852,590    1,684,088    1,670,460     6,890,119     6,762,628
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  13,456,365    2,614,188    1,018,350      562,390    (7,157,160)   (2,958,510)
 Redemptions for contract benefits and
   terminations............................    (786,443)    (897,380)  (1,696,554)  (1,929,506)   (5,280,786)   (7,607,750)
 Contract maintenance charges..............    (663,324)    (364,300)  (1,428,359)  (1,379,897)   (5,591,490)   (5,757,955)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  13,513,314    2,205,098     (422,475)  (1,076,553)  (11,139,317)   (9,561,587)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --           (2)          --           (1)           --            (1)
                                            -----------  -----------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS......  14,857,367    4,485,760    3,508,272    6,577,829     2,989,027    22,433,863
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  10,334,906    5,849,146   28,941,475   22,363,646   128,735,443   106,301,580
                                            -----------  -----------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD........ $25,192,273  $10,334,906  $32,449,747  $28,941,475  $131,724,470  $128,735,443
                                            ===========  ===========  ===========  ===========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................          78           21           10            8            19            11
 Redeemed..................................         (14)         (13)          (3)          (5)          (18)          (11)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................          64            8            7            3             1            --
                                            ===========  ===========  ===========  ===========  ============  ============
UNIT ACTIVITY CLASS B
 Issued....................................          42           14           12           14            44            84
 Redeemed..................................          (7)          (6)         (15)         (19)         (122)         (167)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................          35            8           (3)          (5)          (78)          (83)
                                            ===========  ===========  ===========  ===========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(d)EQ/Invesco Comstock replaced EQ/Lord Abbett Large Cap Core due to a fund merger on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                  EQ/LARGE CAP          EQ/MFS INTERNATIONAL
                                                  VALUE INDEX*                 GROWTH*               EQ/MID CAP INDEX*
                                            ------------------------  ------------------------  --------------------------
                                                2014         2013         2014         2013         2014          2013
                                            -----------  -----------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   226,634  $   165,834  $   259,769  $   224,120  $    512,931  $    407,302
 Net realized gain (loss) on investments...   1,562,386      683,906    2,923,594    1,746,807     3,246,757     1,390,511
 Net change in unrealized appreciation
   (depreciation) of investments...........     208,159    2,713,362   (5,215,215)   2,512,325     5,674,042    25,856,773
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from operations...............   1,997,179    3,563,102   (2,031,852)   4,483,252     9,433,730    27,654,586
                                            -----------  -----------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners        1,440,192    1,184,344    2,935,833    2,686,906     6,963,656     6,862,273
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   1,711,780      330,863        8,894    1,190,373    (2,558,463)    1,442,622
 Redemptions for contract benefits and
   terminations............................    (567,883)    (506,401)  (1,277,333)    (880,020)   (5,493,354)   (5,502,498)
 Contract maintenance charges..............    (643,489)    (552,317)  (1,430,431)  (1,400,502)   (4,636,164)   (4,781,835)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   1,940,600      456,489      236,963    1,596,757    (5,724,325)   (1,979,438)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --           (3)          --           --            --       (75,000)
                                            -----------  -----------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS......   3,937,779    4,019,588   (1,794,889)   6,080,009     3,709,405    25,600,148
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  15,212,357   11,192,769   39,188,652   33,108,643   112,881,284    87,281,136
                                            -----------  -----------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD........ $19,150,136  $15,212,357  $37,393,763  $39,188,652  $116,590,689  $112,881,284
                                            ===========  ===========  ===========  ===========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................          45           21           --           --            29            23
 Redeemed..................................         (34)         (24)          --           --           (19)          (18)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................          11           (3)          --           --            10             5
                                            ===========  ===========  ===========  ===========  ============  ============
UNIT ACTIVITY CLASS B
 Issued....................................          22           16           39           50            30            57
 Redeemed..................................         (14)          (8)         (43)         (43)          (52)          (61)
                                            -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)...................           8            8           (4)           7           (22)           (4)
                                            ===========  ===========  ===========  ===========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                       EQ/MORGAN STANLEY MID        EQ/PIMCO ULTRA
                                              EQ/MONEY MARKET*              CAP GROWTH*               SHORT BOND*
                                         --------------------------  ------------------------  ------------------------
                                             2014          2013          2014         2013         2014         2013
                                         ------------  ------------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   (746,612) $   (778,732) $  (166,327) $  (167,175) $    26,659  $   162,884
 Net realized gain (loss) on investments        1,481        (2,921)   8,234,253    6,566,886      (47,094)     (33,134)
 Net change in unrealized appreciation
   (depreciation) of investments........         (448)        4,387   (8,689,263)  10,331,504     (124,831)    (231,250)
                                         ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations............     (745,579)     (777,266)    (621,337)  16,731,215     (145,266)    (101,500)
                                         ------------  ------------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners     63,522,611    91,610,181    4,506,162    4,704,448    3,214,110    3,926,163
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    2,555,237   (18,939,379)  (5,197,158)  (9,248,379)  (1,070,012)  (3,754,452)
 Redemptions for contract benefits and
   terminations.........................  (62,658,398)  (80,992,865)  (2,219,348)  (2,698,013)  (2,017,737)  (1,873,048)
 Contract maintenance charges...........  (18,869,362)  (21,251,350)  (2,143,522)  (2,237,134)  (2,326,290)  (2,650,596)
                                         ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................  (15,449,912)  (29,573,413)  (5,053,866)  (9,479,078)  (2,199,929)  (4,351,933)
                                         ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account
   FP...................................           --       (60,001)          --            1           --           --
                                         ------------  ------------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...  (16,195,491)  (30,410,680)  (5,675,203)   7,252,138   (2,345,195)  (4,453,433)
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  184,049,794   214,460,474   55,481,804   48,229,666   38,878,088   43,331,521
                                         ------------  ------------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $167,854,303  $184,049,794  $49,806,601  $55,481,804  $36,532,893  $38,878,088
                                         ============  ============  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.................................        2,481         1,974           20           25           22           35
 Redeemed...............................       (2,531)       (1,719)         (51)         (89)         (49)         (72)
                                         ------------  ------------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)................          (50)          255          (31)         (64)         (27)         (37)
                                         ============  ============  ===========  ===========  ===========  ===========
UNIT ACTIVITY CLASS B
 Issued.................................          398           570           14           14           32           42
 Redeemed...............................         (475)         (688)         (15)         (19)         (25)         (46)
                                         ------------  ------------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)................          (77)         (118)          (1)          (5)           7           (4)
                                         ============  ============  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                          EQ/SMALL COMPANY       EQ/T. ROWE PRICE GROWTH
                                              EQ/QUALITY BOND PLUS*            INDEX*                    STOCK*
                                            ------------------------  ------------------------  ------------------------
                                                2014         2013         2014         2013         2014         2013
                                            -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   360,766  $   (73,042) $   364,250  $   430,693  $  (224,609) $  (198,526)
 Net realized gain (loss) on investments...  (1,139,345)  (1,534,088)   8,762,131    6,587,539    4,080,716    3,602,294
 Net change in unrealized appreciation
   (depreciation) of investments...........   2,362,839     (338,307)  (5,923,647)  12,663,256      875,970   12,183,412
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............   1,584,260   (1,945,437)   3,202,734   19,681,488    4,732,077   15,587,180
                                            -----------  -----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners        6,416,540    7,531,169    4,108,392    3,673,465    4,762,591    4,174,192
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................    (505,122)  (3,029,548)     (98,641)     126,712    7,056,426     (686,141)
 Redemptions for contract benefits and
   terminations............................  (4,745,589)  (4,931,820)  (2,608,299)  (3,302,205)  (5,396,648)  (3,917,219)
 Contract maintenance charges..............  (5,933,799)  (5,938,644)  (2,472,567)  (2,372,334)  (2,442,763)  (2,392,491)
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (4,767,970)  (6,368,843)  (1,071,115)  (1,874,362)   3,979,606   (2,821,659)
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..     (21,800)    (125,001)          --      (79,999)          --           (1)
                                            -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......  (3,205,510)  (8,439,281)   2,131,619   17,727,127    8,711,683   12,765,520
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  66,704,353   75,143,634   71,671,035   53,943,908   55,991,618   43,226,098
                                            -----------  -----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $63,498,843  $66,704,353  $73,802,654  $71,671,035  $64,703,301  $55,991,618
                                            ===========  ===========  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................          73           34           26           26           76           18
 Redeemed..................................         (92)         (52)         (33)         (32)         (52)          (4)
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................         (19)         (18)          (7)          (6)          24           14
                                            ===========  ===========  ===========  ===========  ===========  ===========
UNIT ACTIVITY CLASS B
 Issued....................................           8           12           13           17           75           62
 Redeemed..................................         (17)         (22)          (7)          (8)         (60)         (88)
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (9)         (10)           6            9           15          (26)
                                            ===========  ===========  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                 FIDELITY(R) VIP ASSET
                                                EQ/UBS GROWTH &         EQ/WELLS FARGO OMEGA        MANAGER: GROWTH
                                                    INCOME*                   GROWTH*                  PORTFOLIO
                                            -----------------------  -------------------------  ----------------------
                                                2014        2013         2014          2013        2014        2013
                                            -----------  ----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $    29,958  $   56,477  $   (295,604) $  (244,530) $   11,784  $    8,781
 Net realized gain (loss) on investments...     653,105     277,099    13,789,288   24,249,800      58,173      69,135
 Net change in unrealized appreciation
   (depreciation) of investments...........     599,063   1,771,776   (10,255,614)   1,570,255       5,671     182,587
                                            -----------  ----------  ------------  -----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............   1,282,126   2,105,352     3,238,070   25,575,525      75,628     260,503
                                            -----------  ----------  ------------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners          617,174     587,045     8,238,185    5,824,434     110,963      73,170
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................     765,817   1,125,514    (6,910,153)   7,763,933      95,830      82,278
 Redemptions for contract benefits and
   terminations............................    (349,772)   (247,254)   (4,036,928)  (3,788,528)    (81,266)   (518,367)
 Contract maintenance charges..............    (304,439)   (262,217)   (2,691,717)  (2,390,489)    (39,203)    (37,615)
                                            -----------  ----------  ------------  -----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................     728,780   1,203,088    (5,400,613)   7,409,350      86,324    (400,534)
                                            -----------  ----------  ------------  -----------  ----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --          (1)           --           --          --          --
                                            -----------  ----------  ------------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......   2,010,906   3,308,439    (2,162,543)  32,984,875     161,952    (140,031)
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..   8,990,180   5,681,741    96,518,219   63,533,344   1,320,625   1,460,656
                                            -----------  ----------  ------------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $11,001,086  $8,990,180  $ 94,355,676  $96,518,219  $1,482,577  $1,320,625
                                            ===========  ==========  ============  ===========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................          --          --            80           36          --          --
 Redeemed..................................          --          --           (41)         (17)         --          --
                                            -----------  ----------  ------------  -----------  ----------  ----------
 Net Increase (Decrease)...................          --          --            39           19          --          --
                                            ===========  ==========  ============  ===========  ==========  ==========
UNIT ACTIVITY CLASS B
 Issued....................................          18          20            66          125          --          --
 Redeemed..................................         (14)        (10)          (96)         (85)         --          --
                                            -----------  ----------  ------------  -----------  ----------  ----------
 Net Increase (Decrease)...................           4          10           (30)          40          --          --
                                            ===========  ==========  ============  ===========  ==========  ==========
UNIT ACTIVITY SERVICE CLASS 2
 Issued....................................          --          --            --           --           6           5
 Redeemed..................................          --          --            --           --          (2)         (5)
                                            -----------  ----------  ------------  -----------  ----------  ----------
 Net Increase (Decrease)...................          --          --            --           --           4          --
                                            ===========  ==========  ============  ===========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                   FIDELITY(R)              FIDELITY(R)             FIDELITY(R)
                                                VIP CONTRAFUND(R)        VIP EQUITY-INCOME      VIP GROWTH & INCOME
                                                    PORTFOLIO                PORTFOLIO               PORTFOLIO
                                            ------------------------  ----------------------  ----------------------
                                                2014         2013        2014        2013        2014        2013
                                            -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   298,582  $   416,402  $   26,398  $   30,332  $   94,753  $   74,397
 Net realized gain (loss) on investments...   6,560,290    2,745,773     142,354     154,521     536,796     311,974
 Net change in unrealized appreciation
   (depreciation) of investments...........   2,042,775    8,670,287     (91,475)    128,638     (33,481)    870,211
                                            -----------  -----------  ----------  ----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............   8,901,647   11,832,462      77,277     313,491     598,068   1,256,582
                                            -----------  -----------  ----------  ----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   3,867,765    3,293,987     185,686     145,756     877,004     703,303
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   8,548,223   24,365,197    (147,563)     49,591     718,326   1,220,432
 Redemptions for contract benefits and
   terminations............................  (2,926,594)  (2,928,907)   (446,110)    (68,176)   (242,807)   (293,210)
 Contract maintenance charges..............  (1,374,503)  (1,094,136)    (35,230)    (47,606)   (298,880)   (225,026)
                                            -----------  -----------  ----------  ----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   8,114,891   23,636,141    (443,217)     79,565   1,053,643   1,405,499
                                            -----------  -----------  ----------  ----------  ----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --            2          --           1          --           2
                                            -----------  -----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......  17,016,538   35,468,605    (365,940)    393,057   1,651,711   2,662,083
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  70,928,428   35,459,823   1,377,666     984,609   5,885,962   3,223,879
                                            -----------  -----------  ----------  ----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $87,944,966  $70,928,428  $1,011,726  $1,377,666  $7,537,673  $5,885,962
                                            ===========  ===========  ==========  ==========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE CLASS 2
 Issued....................................         168          318          11          12          32          29
 Redeemed..................................         (96)        (123)        (14)         (7)        (17)        (11)
                                            -----------  -----------  ----------  ----------  ----------  ----------
 Net Increase (Decrease)...................          72          195          (3)          5          15          18
                                            ===========  ===========  ==========  ==========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                   FIDELITY(R)               FIDELITY(R)               FIDELITY(R)
                                                 VIP HIGH INCOME        VIP INVESTMENT GRADE           VIP MID CAP
                                                    PORTFOLIO              BOND PORTFOLIO               PORTFOLIO
                                            ------------------------  ------------------------  ------------------------
                                                2014         2013         2014         2013         2014         2013
                                            -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   424,752  $   641,009  $   164,816  $   335,932  $   (29,643) $    48,792
 Net realized gain (loss) on investments...    (118,246)     277,000     (193,722)  (1,119,843)   1,922,014    4,537,597
 Net change in unrealized appreciation
   (depreciation) of investments...........    (189,707)    (291,864)     482,178      337,906      (79,185)   3,367,634
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............     116,799      626,145      453,272     (446,005)   1,813,186    7,954,023
                                            -----------  -----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....     419,436      355,016      974,837      288,302    2,182,088    1,610,016
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  (5,261,554)  (1,809,443)  (7,335,476)  (6,860,545)    (388,556)   1,946,629
 Redemptions for contract benefits and
   terminations............................    (977,714)  (1,615,720)    (328,473)    (658,040)    (828,918)  (2,994,098)
 Contract maintenance charges..............     (84,307)    (104,069)    (191,547)    (181,509)    (709,103)    (503,557)
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (5,904,139)  (3,174,216)  (6,880,659)  (7,411,792)     255,511       58,990
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --           (3)          --            2           --           --
                                            -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......  (5,787,340)  (2,548,074)  (6,427,387)  (7,857,795)   2,068,697    8,013,013
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  10,830,790   13,378,864   14,747,422   22,605,217   30,689,280   22,676,267
                                            -----------  -----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $ 5,043,450  $10,830,790  $ 8,320,035  $14,747,422  $32,757,977  $30,689,280
                                            ===========  ===========  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE CLASS 2
 Issued....................................          74           40          147          147           75           59
 Redeemed..................................         (83)         (49)        (107)        (175)         (67)         (39)
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (9)          (9)          40          (28)           8           20
                                            ===========  ===========  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                  FIDELITY(R)             FIDELITY(R)           FIDELITY(R)
                                               VIP MONEY MARKET            VIP VALUE        VIP VALUE STRATEGIES
                                                   PORTFOLIO               PORTFOLIO             PORTFOLIO
                                            ----------------------  ----------------------  -------------------
                                               2014        2013        2014        2013        2014      2013
                                            ----------  ----------  ----------  ----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $       98  $      100  $   16,928  $   10,276  $   2,678  $  3,350
 Net realized gain (loss) on investments...         --          --     181,198     176,961     50,982    74,650
 Net change in unrealized appreciation
   (depreciation) of investments...........         --          --     (43,430)    105,564    (34,551)   59,640
                                            ----------  ----------  ----------  ----------  ---------  --------
 Net increase (decrease) in net assets
   resulting from operations...............         98         100     154,696     292,801     19,109   137,640
                                            ----------  ----------  ----------  ----------  ---------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....    149,036     272,315      64,001      22,845     25,114    60,678
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   (310,046)   (143,308)    216,839     185,461     (8,505)   (1,621)
 Redemptions for contract benefits and
   terminations............................   (135,526)   (723,685)   (143,398)    (15,071)  (238,261)  (77,293)
 Contract maintenance charges..............    (33,082)    (45,696)    (15,894)    (18,843)    (7,621)  (12,106)
                                            ----------  ----------  ----------  ----------  ---------  --------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   (329,618)   (640,374)    121,548     174,392   (229,273)  (30,342)
                                            ----------  ----------  ----------  ----------  ---------  --------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..         --          (1)         --           1         --        --
                                            ----------  ----------  ----------  ----------  ---------  --------

NET INCREASE (DECREASE) IN NET ASSETS......   (329,520)   (640,275)    276,244     467,194   (210,164)  107,298
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  1,329,010   1,969,285   1,256,554     789,360    533,016   425,718
                                            ----------  ----------  ----------  ----------  ---------  --------

NET ASSETS -- END OF YEAR OR PERIOD........ $  999,490  $1,329,010  $1,532,798  $1,256,554  $ 322,852  $533,016
                                            ==========  ==========  ==========  ==========  =========  ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE CLASS 2
 Issued....................................         40          34           4           4          1         3
 Redeemed..................................        (36)        (75)         (3)         (1)        (1)       (3)
                                            ----------  ----------  ----------  ----------  ---------  --------
 Net Increase (Decrease)...................          4         (41)          1           3         --        --
                                            ==========  ==========  ==========  ==========  =========  ========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                    FRANKLIN               FRANKLIN RISING              FRANKLIN
                                                MUTUAL SHARES VIP           DIVIDENDS VIP         SMALL CAP VALUE VIP
                                                      FUND                      FUND                      FUND
                                            ------------------------  ------------------------  -----------------------
                                                2014         2013         2014         2013         2014        2013
                                            -----------  -----------  -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   229,252  $   203,569  $   471,414  $   501,658  $    19,852  $   54,356
 Net realized gain (loss) on investments...     959,201      433,908    3,763,727    3,021,317    1,068,565     414,487
 Net change in unrealized appreciation
   (depreciation) of investments...........    (396,363)   1,923,806     (258,664)   6,878,069   (1,101,350)    984,363
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............     792,090    2,561,283    3,976,477   10,401,044      (12,933)  1,453,206
                                            -----------  -----------  -----------  -----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....     575,528      550,178    4,513,820    3,660,584      690,156     504,849
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  (1,359,822)     836,934     (187,144)   5,299,250   (1,146,980)  2,299,447
 Redemptions for contract benefits and
   terminations............................    (310,990)    (132,450)  (1,591,392)  (1,928,069)    (177,886)   (160,759)
 Contract maintenance charges..............    (224,931)    (188,343)  (1,673,409)  (1,478,750)    (212,742)   (108,590)
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (1,320,215)   1,066,319    1,061,875    5,553,015     (847,452)  2,534,947
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..         (85)          85           --          605           --       2,678
                                            -----------  -----------  -----------  -----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......    (528,210)   3,627,687    5,038,352   15,954,664     (860,385)  3,990,831
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  12,070,054    8,442,367   48,326,911   32,372,247    6,513,290   2,522,459
                                            -----------  -----------  -----------  -----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $11,541,844  $12,070,054  $53,365,263  $48,326,911  $ 5,652,905  $6,513,290
                                            ===========  ===========  ===========  ===========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 2
 Issued....................................          23           31           62          127           56          44
 Redeemed..................................         (31)         (15)         (56)         (88)         (40)        (13)
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)...................          (8)          16            6           39           16          31
                                            ===========  ===========  ===========  ===========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                      INVESCO V.I.
                                               FRANKLIN STRATEGIC       GOLDMAN SACHS VIT MID     DIVERSIFIED DIVIDEND
                                                 INCOME VIP FUND           CAP VALUE FUND                 FUND
                                            ------------------------  ------------------------  -----------------------
                                                2014         2013         2014         2013         2014        2013
                                            -----------  -----------  -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $ 1,472,739  $ 1,288,875  $    51,562  $     4,132  $    15,803  $   18,295
 Net realized gain (loss) on investments...     379,325      166,041    2,577,875    1,875,329      214,406      74,005
 Net change in unrealized appreciation
   (depreciation) of investments...........  (1,511,853)    (811,024)  (1,513,842)     690,040      (29,610)    109,385
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............     340,211      643,892    1,115,595    2,569,501      200,599     201,685
                                            -----------  -----------  -----------  -----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   3,317,423    2,633,171    1,013,469      953,009      294,863     154,851
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   2,310,086    4,216,909      277,277   (1,916,778)   1,364,019     618,044
 Redemptions for contract benefits and
   terminations............................    (966,418)    (841,334)    (230,067)    (176,441)  (1,065,492)    (40,742)
 Contract maintenance charges..............  (1,286,551)  (1,123,301)    (350,778)    (202,981)     (23,890)     (9,946)
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   3,374,540    4,885,445      709,901   (1,343,191)     569,500     722,207
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --           --          400        1,601           50          12
                                            -----------  -----------  -----------  -----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......   3,714,751    5,529,337    1,825,896    1,227,911      770,149     923,904
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  24,933,240   19,403,903    8,694,044    7,466,133    1,323,780     399,876
                                            -----------  -----------  -----------  -----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $28,647,991  $24,933,240  $10,519,940  $ 8,694,044  $ 2,093,929  $1,323,780
                                            ===========  ===========  ===========  ===========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 2
 Issued....................................          68           87           --           --           --          --
 Redeemed..................................         (42)         (46)          --           --           --          --
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)...................          26           41           --           --           --          --
                                            ===========  ===========  ===========  ===========  ===========  ==========
UNIT ACTIVITY SERIES II
 Issued....................................          --           --           --           --           75          24
 Redeemed..................................          --           --           --           --          (48)         (8)
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)...................          --           --           --           --           27          16
                                            ===========  ===========  ===========  ===========  ===========  ==========
UNIT ACTIVITY SERVICE SHARES
 Issued....................................          --           --           27           27           --          --
 Redeemed..................................          --           --          (23)         (35)          --          --
                                            -----------  -----------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)...................          --           --            4           (8)          --          --
                                            ===========  ===========  ===========  ===========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                            INVESCO V.I.
                                            INVESCO V.I. GLOBAL REAL    INTERNATIONAL GROWTH     INVESCO V.I. MID CAP
                                                   ESTATE FUND                  FUND               CORE EQUITY FUND
                                            ------------------------  ------------------------  ----------------------
                                                2014         2013         2014         2013        2014        2013
                                            -----------  -----------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   319,406  $   699,080  $   319,823  $   144,641  $   (9,898) $    7,432
 Net realized gain (loss) on investments...     595,339      865,575      842,586      587,236     588,270     343,677
 Net change in unrealized appreciation
   (depreciation) of investments...........   2,223,583   (1,315,730)  (1,327,365)   2,584,770    (451,778)    355,891
                                            -----------  -----------  -----------  -----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............   3,138,328      248,925     (164,956)   3,316,647     126,594     707,000
                                            -----------  -----------  -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   3,723,341    3,018,953    3,445,932    2,142,224     281,673     257,354
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   5,351,423    3,004,322    5,281,636    1,880,697    (409,266)    511,476
 Redemptions for contract benefits and
   terminations............................  (1,807,554)  (1,076,623)  (1,192,591)    (618,983)    (69,997)    (18,903)
 Contract maintenance charges..............    (905,412)    (778,002)    (691,799)    (494,029)    (94,460)    (83,546)
                                            -----------  -----------  -----------  -----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   6,361,798    4,168,650    6,843,178    2,909,909    (292,050)    666,381
                                            -----------  -----------  -----------  -----------  ----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..         255          145           --            2         (60)         41
                                            -----------  -----------  -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......   9,500,381    4,417,720    6,678,222    6,226,558    (165,516)  1,373,422
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  21,013,047   16,595,327   22,026,673   15,800,115   3,684,921   2,311,499
                                            -----------  -----------  -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $30,513,428  $21,013,047  $28,704,895  $22,026,673  $3,519,405  $3,684,921
                                            ===========  ===========  ===========  ===========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERIES II
 Issued....................................         135          120          193          118           8          13
 Redeemed..................................         (47)         (60)         (70)         (50)         (9)         (6)
                                            -----------  -----------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)...................          88           60          123           68          (1)          7
                                            ===========  ===========  ===========  ===========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                       IVY FUNDS VIP
                                            INVESCO V.I. SMALL CAP        DIVIDEND
                                                  EQUITY FUND          OPPORTUNITIES       IVY FUNDS VIP ENERGY
                                            ----------------------  -------------------  ------------------------
                                               2014        2013        2014      2013        2014         2013
                                            ----------  ----------  ---------  --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $  (11,012) $  (10,357) $   9,370  $  7,797  $   (50,896) $   (32,885)
 Net realized gain (loss) on investments...    625,538     209,323     92,622    55,255    1,404,086      382,984
 Net change in unrealized appreciation
   (depreciation) of investments...........   (552,554)    876,785    (34,895)   77,388   (3,699,872)   1,937,980
                                            ----------  ----------  ---------  --------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............     61,972   1,075,751     67,097   140,440   (2,346,682)   2,288,079
                                            ----------  ----------  ---------  --------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....    339,593     417,095     30,853   140,362    1,958,125    1,368,917
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................   (195,982)    176,773   (299,515)  363,472    5,191,083    1,328,294
 Redemptions for contract benefits and
   terminations............................   (151,402)   (138,407)   (19,313)   (1,664)    (812,984)    (567,594)
 Contract maintenance charges..............   (137,588)   (136,297)   (21,210)  (21,562)    (671,372)    (505,949)
                                            ----------  ----------  ---------  --------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   (145,379)    319,164   (309,185)  480,608    5,664,852    1,623,668
                                            ----------  ----------  ---------  --------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..        260         117         --        (2)        (100)          85
                                            ----------  ----------  ---------  --------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......    (83,147)  1,395,032   (242,088)  621,046    3,318,070    3,911,832
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  4,179,165   2,784,133    945,091   324,045   11,601,172    7,689,340
                                            ----------  ----------  ---------  --------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $4,096,018  $4,179,165  $ 703,003  $945,091  $14,919,242  $11,601,172
                                            ==========  ==========  =========  ========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY COMMON SHARES
 Issued....................................         --          --          7        20           99           61
 Redeemed..................................         --          --         (7)       (6)         (50)         (31)
                                            ----------  ----------  ---------  --------  -----------  -----------
 Net Increase (Decrease)...................         --          --         --        14           49           30
                                            ==========  ==========  =========  ========  ===========  ===========
UNIT ACTIVITY SERIES II
 Issued....................................         10          11         --        --           --           --
 Redeemed..................................        (10)         (7)        --        --           --           --
                                            ----------  ----------  ---------  --------  -----------  -----------
 Net Increase (Decrease)...................         --           4         --        --           --           --
                                            ==========  ==========  =========  ========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                               IVY FUNDS VIP HIGH      IVY FUNDS VIP MID CAP   IVY FUNDS VIP SCIENCE AND
                                                   INCOME(A)                  GROWTH                  TECHNOLOGY
                                            -----------------------  ------------------------  ------------------------
                                                2014        2013         2014         2013         2014         2013
                                            -----------  ----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   502,507  $   (4,179) $   (78,905) $   (68,120) $   (66,084) $   (14,575)
 Net realized gain (loss) on investments...     158,702       2,712    2,524,870    1,157,992    2,743,390    1,527,955
 Net change in unrealized appreciation
   (depreciation) of investments...........    (767,518)    166,658     (544,086)   4,016,210   (2,128,934)   1,869,437
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............    (106,309)    165,191    1,901,879    5,106,082      548,372    3,382,817
                                            -----------  ----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   2,928,324     579,984    2,938,088    2,631,418    2,350,015      706,998
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  10,078,604   5,482,446    2,151,516    3,636,897    4,815,879    9,913,909
 Redemptions for contract benefits and
   terminations............................    (427,194)     (1,147)  (1,755,671)    (931,518)    (995,007)    (386,318)
 Contract maintenance charges..............    (684,191)    (81,411)    (892,761)    (827,948)    (599,111)    (139,476)
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  11,895,543   5,979,872    2,441,172    4,508,849    5,571,776   10,095,113
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..         100          50           50        2,999           --           (4)
                                            -----------  ----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......  11,789,334   6,145,113    4,343,101    9,617,930    6,120,148   13,477,926
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..   6,145,113          --   24,176,727   14,558,797   16,143,792    2,665,866
                                            -----------  ----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $17,934,447  $6,145,113  $28,519,828  $24,176,727  $22,263,940  $16,143,792
                                            ===========  ==========  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY COMMON SHARES
 Issued....................................         198          74          102          103          154          164
 Redeemed..................................         (38)         (3)         (63)         (39)         (96)         (60)
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................         160          71           39           64           58          104
                                            ===========  ==========  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units were made available on May 20, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                         LAZARD RETIREMENT
                                                 IVY FUNDS VIP           EMERGING MARKETS        MFS(R) INTERNATIONAL
                                                SMALL CAP GROWTH         EQUITY PORTFOLIO           VALUE PORTFOLIO
                                            -----------------------  ------------------------  ------------------------
                                                2014        2013         2014         2013         2014         2013
                                            -----------  ----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   (17,017) $  (15,084) $   680,689  $   515,023  $   904,046  $   501,029
 Net realized gain (loss) on investments...   1,187,788     199,589      565,606      523,442    3,351,009    1,777,403
 Net change in unrealized appreciation
   (depreciation) of investments...........  (1,130,384)  1,595,072   (3,490,208)  (1,962,090)  (3,831,095)   7,133,080
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............      40,387   1,779,577   (2,243,913)    (923,625)     423,960    9,411,512
                                            -----------  ----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....     623,308     656,907    5,858,004    5,499,112    5,526,671    3,773,641
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................    (954,751)    574,704     (667,892)     888,432    3,424,322   12,984,867
 Redemptions for contract benefits and
   terminations............................    (210,159)   (209,095)  (2,289,286)  (1,594,312)  (2,121,179)  (1,469,602)
 Contract maintenance charges..............    (229,579)   (182,861)  (1,833,760)  (1,743,882)  (1,556,027)  (1,004,422)
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................    (771,181)    839,655    1,067,066    3,049,350    5,273,787   14,284,484
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --         422        5,465       (5,466)        (300)         299
                                            -----------  ----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......    (730,794)  2,619,654   (1,171,382)   2,120,259    5,697,447   23,696,295
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..   6,647,990   4,028,336   46,659,292   44,539,033   52,024,862   28,328,567
                                            -----------  ----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $ 5,917,196  $6,647,990  $45,487,910  $46,659,292  $57,722,309  $52,024,862
                                            ===========  ==========  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY COMMON SHARES
 Issued....................................          30          30           --           --           --           --
 Redeemed..................................         (33)        (18)          --           --           --           --
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (3)         12           --           --           --           --
                                            ===========  ==========  ===========  ===========  ===========  ===========
UNIT ACTIVITY SERVICE CLASS
 Issued....................................          --          --           --           --          192          219
 Redeemed..................................          --          --           --           --         (109)         (82)
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          --          --           --           --           83          137
                                            ===========  ==========  ===========  ===========  ===========  ===========
UNIT ACTIVITY SERVICE SHARES
 Issued....................................          --          --          214          233           --           --
 Redeemed..................................          --          --         (182)        (184)          --           --
                                            -----------  ----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          --          --           32           49           --           --
                                            ===========  ==========  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                               MFS(R) INVESTORS     MFS(R) INVESTORS TRUST
                                              GROWTH STOCK SERIES           SERIES          MFS(R) UTILITIES SERIES
                                            ----------------------  ----------------------  ----------------------
                                               2014        2013        2014        2013        2014        2013
                                            ----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   (1,971) $      155  $    8,662  $    7,925  $   33,820  $   25,567
 Net realized gain (loss) on investments...    210,730     208,553     235,540      41,111     296,542      60,329
 Net change in unrealized appreciation
   (depreciation) of investments...........     (1,059)    262,941     (61,538)    264,098    (111,004)    118,332
                                            ----------  ----------  ----------  ----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............    207,700     471,649     182,664     313,134     219,358     204,228
                                            ----------  ----------  ----------  ----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....    270,361     217,843     183,105     190,008     273,947     218,376
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................    (66,125)   (149,282)    308,423     408,913     128,388     151,308
 Redemptions for contract benefits and
   terminations............................    (74,115)    (22,464)    (19,309)     (6,301)   (173,685)       (254)
 Contract maintenance charges..............    (79,755)    (66,229)    (65,864)    (52,640)    (40,282)    (30,535)
                                            ----------  ----------  ----------  ----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................     50,366     (20,132)    406,355     539,980     188,368     338,895
                                            ----------  ----------  ----------  ----------  ----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..         --         (22)         --          (7)         75          74
                                            ----------  ----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......    258,066     451,495     589,019     853,107     407,801     543,197
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  1,947,856   1,496,361   1,500,367     647,260   1,452,252     909,055
                                            ----------  ----------  ----------  ----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $2,205,922  $1,947,856  $2,089,386  $1,500,367  $1,860,053  $1,452,252
                                            ==========  ==========  ==========  ==========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE CLASS
 Issued....................................          4           7           5           7          55          31
 Redeemed..................................         (3)         (7)         (3)         (2)        (32)        (19)
                                            ----------  ----------  ----------  ----------  ----------  ----------
 Net Increase (Decrease)...................          1          --           2           5          23          12
                                            ==========  ==========  ==========  ==========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                   MULTIMANAGER               MULTIMANAGER              MULTIMANAGER
                                                AGGRESSIVE EQUITY*             CORE BOND*              MID CAP GROWTH*
                                            --------------------------  ------------------------  ------------------------
                                                2014          2013          2014         2013         2014         2013
                                            ------------  ------------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $ (1,822,431) $ (1,594,049) $ 1,359,410  $ 1,007,278  $  (111,491) $  (106,252)
 Net realized gain (loss) on investments...   16,355,359    11,714,907      291,286     (162,243)   4,783,492   11,443,247
 Net change in unrealized appreciation
   (depreciation) of investments...........   25,002,884   105,347,936      876,293   (3,030,969)  (3,243,091)    (987,169)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............   39,535,812   115,468,794    2,526,989   (2,185,934)   1,428,910   10,349,826
                                            ------------  ------------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   23,751,805    25,589,066    5,811,772    5,826,923    1,563,466    1,773,003
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  (10,117,494)  (13,083,560)  (1,629,063)  (3,927,046)  (1,177,086)     (23,869)
 Redemptions for contract benefits and
   terminations............................  (23,168,639)  (24,303,885)  (3,646,366)  (4,430,868)  (1,500,535)  (1,879,928)
 Contract maintenance charges..............  (24,008,667)  (25,295,726)  (4,894,555)  (5,213,274)  (2,251,614)  (2,669,153)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (33,542,995)  (37,094,105)  (4,358,212)  (7,744,265)  (3,365,769)  (2,799,947)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..           --      (230,000)          --           --         (600)          (1)
                                            ------------  ------------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......    5,992,817    78,144,689   (1,831,223)  (9,930,199)  (1,937,459)   7,549,878
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  411,640,672   333,495,983   78,169,309   88,099,508   35,023,103   27,473,225
                                            ------------  ------------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $417,633,489  $411,640,672  $76,338,086  $78,169,309  $33,085,644  $35,023,103
                                            ============  ============  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................           10             9           32           27            2            2
 Redeemed..................................          (55)          (79)         (21)         (30)          (5)          (5)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (45)          (70)          11           (3)          (3)          (3)
                                            ============  ============  ===========  ===========  ===========  ===========
UNIT ACTIVITY CLASS B
 Issued....................................            6             8           33           43            7           12
 Redeemed..................................          (25)          (21)         (54)         (81)         (19)         (26)
                                            ------------  ------------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (19)          (13)         (21)         (38)         (12)         (14)
                                            ============  ============  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                  MULTIMANAGER              MULTIMANAGER            NATURAL RESOURCES
                                                 MID CAP VALUE*              TECHNOLOGY*                PORTFOLIO
                                            ------------------------  ------------------------  ------------------------
                                                2014         2013         2014         2013         2014         2013
                                            -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $    43,047  $    (7,400) $  (345,783) $  (316,351) $        --  $        --
 Net realized gain (loss) on investments...   2,884,503    2,521,723   12,252,829    6,609,893      575,631     (359,903)
 Net change in unrealized appreciation
   (depreciation) of investments...........    (429,790)  12,250,511   (1,474,724)  16,919,242   (2,195,579)   1,442,141
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............   2,497,760   14,764,834   10,432,322   23,212,784   (1,619,948)   1,082,238
                                            -----------  -----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   2,300,533    2,483,670    4,936,298    5,468,833      388,504      245,910
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  (1,052,196)  (4,855,669)  (1,376,236)  (5,665,001)   2,740,582   (4,423,052)
 Redemptions for contract benefits and
   terminations............................  (2,944,051)  (2,802,844)  (4,582,287)  (4,787,184)  (3,118,339)    (842,817)
 Contract maintenance charges..............  (2,146,767)  (2,222,791)  (3,840,696)  (4,009,926)     (86,624)    (127,732)
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (3,842,481)  (7,397,634)  (4,862,921)  (8,993,278)     (75,877)  (5,147,691)
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..      26,875     (137,434)          --      (99,999)          --           (2)
                                            -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......  (1,317,846)   7,229,766    5,569,401   14,119,507   (1,695,825)  (4,065,455)
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  51,990,184   44,760,418   84,352,243   70,232,736    9,221,325   13,286,780
                                            -----------  -----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $50,672,338  $51,990,184  $89,921,644  $84,352,243  $ 7,525,500  $ 9,221,325
                                            ===========  ===========  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued....................................          19            6           11            4           --           --
 Redeemed..................................         (25)         (10)          (8)          (7)          --           --
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          (6)          (4)           3           (3)          --           --
                                            ===========  ===========  ===========  ===========  ===========  ===========
UNIT ACTIVITY CLASS B
 Issued....................................          13           11           22           25           --           --
 Redeemed..................................         (25)         (40)         (44)         (75)          --           --
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................         (12)         (29)         (22)         (50)          --           --
                                            ===========  ===========  ===========  ===========  ===========  ===========
UNIT ACTIVITY CLASS II
 Issued....................................          --           --           --           --          127          101
 Redeemed..................................          --           --           --           --         (109)        (153)
                                            -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...................          --           --           --           --           18          (52)
                                            ===========  ===========  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                      PIMCO
                                             COMMODITYREALRETURN(R)       PIMCO REAL RETURN         PIMCO TOTAL RETURN
                                               STRATEGY PORTFOLIO             PORTFOLIO                  PORTFOLIO
                                            ------------------------  -------------------------  ------------------------
                                                2014         2013         2014         2013          2014         2013
                                            -----------  -----------  -----------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $     2,354  $   140,292  $   309,593  $    451,995  $ 1,210,990  $ 1,278,773
 Net realized gain (loss) on investments...    (517,257)    (899,859)  (1,833,750)     (489,754)    (228,337)     847,721
 Net change in unrealized appreciation
   (depreciation) of investments...........  (1,541,501)    (929,730)   2,377,805    (3,487,181)   1,568,616   (3,746,204)
                                            -----------  -----------  -----------  ------------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from operations...............  (2,056,404)  (1,689,297)     853,648    (3,524,940)   2,551,269   (1,619,710)
                                            -----------  -----------  -----------  ------------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners        1,538,474    1,600,297    3,476,355     5,123,265    6,287,861    8,514,865
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................     192,216      477,165   (5,379,460)   (6,791,463)  (7,263,401)  (2,624,043)
 Redemptions for contract benefits and
   terminations............................    (182,835)    (368,168)  (1,827,974)   (3,975,263)  (2,653,150)  (5,806,159)
 Contract maintenance charges..............    (513,734)    (542,061)  (1,426,605)   (1,612,124)  (2,405,613)  (2,571,079)
                                            -----------  -----------  -----------  ------------  -----------  -----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   1,034,121    1,167,233   (5,157,684)   (7,255,585)  (6,034,303)  (2,486,416)
                                            -----------  -----------  -----------  ------------  -----------  -----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..         (65)         (20)       1,529           200        2,102           18
                                            -----------  -----------  -----------  ------------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......  (1,022,348)    (522,084)  (4,302,507)  (10,780,325)  (3,480,932)  (4,106,108)
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  10,044,782   10,566,866   29,938,485    40,718,810   66,772,144   70,878,252
                                            -----------  -----------  -----------  ------------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........ $ 9,022,434  $10,044,782  $25,635,978  $ 29,938,485  $63,291,212  $66,772,144
                                            ===========  ===========  ===========  ============  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY ADVISOR CLASS
 Issued....................................          30           37          228           142          214          324
 Redeemed..................................         (19)         (27)        (267)         (187)        (276)        (267)
                                            -----------  -----------  -----------  ------------  -----------  -----------
 Net Increase (Decrease)...................          11           10          (39)          (45)         (62)          57
                                            ===========  ===========  ===========  ============  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                              T. ROWE PRICE EQUITY      T. ROWE PRICE HEALTH       TARGET 2015
                                              INCOME PORTFOLIO--II     SCIENCES PORTFOLIO-II       ALLOCATION*
                                            ------------------------  -----------------------  -------------------
                                                2014         2013         2014        2013       2014       2013
                                            -----------  -----------  -----------  ----------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   218,029  $   154,203  $        --  $       --  $    465  $   1,544
 Net realized gain (loss) on investments...   1,625,081      639,218    1,969,265     829,615    10,010     46,021
 Net change in unrealized appreciation
   (depreciation) of investments...........    (566,990)   3,318,289     (527,699)    726,714    (8,895)    (5,320)
                                            -----------  -----------  -----------  ----------  --------  ---------
 Net increase (decrease) in net assets
   resulting from operations...............   1,276,120    4,111,710    1,441,566   1,556,329     1,580     42,245
                                            -----------  -----------  -----------  ----------  --------  ---------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....     838,669      704,026      445,971     241,592    15,501     16,164
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................    (896,202)   3,119,357      350,843   1,307,012     4,026   (183,404)
 Redemptions for contract benefits and
   terminations............................    (771,781)    (139,668)  (1,189,878)   (534,673)  (94,445)  (405,925)
 Contract maintenance charges..............    (458,148)    (295,579)     (52,298)    (39,651)   (6,749)   (11,399)
                                            -----------  -----------  -----------  ----------  --------  ---------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  (1,287,462)   3,388,136     (445,362)    974,280   (81,667)  (584,564)
                                            -----------  -----------  -----------  ----------  --------  ---------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --        2,177           --          --        --         --
                                            -----------  -----------  -----------  ----------  --------  ---------

NET INCREASE (DECREASE) IN NET ASSETS......     (11,342)   7,502,023      996,204   2,530,609   (80,087)  (542,319)
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  20,549,962   13,047,939    5,014,907   2,484,298   118,514    660,833
                                            -----------  -----------  -----------  ----------  --------  ---------

NET ASSETS -- END OF YEAR OR PERIOD........ $20,538,620  $20,549,962  $ 6,011,111  $5,014,907  $ 38,427  $ 118,514
                                            ===========  ===========  ===========  ==========  ========  =========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued....................................          --           --           --          --         1          3
 Redeemed..................................          --           --           --          --        (1)        (8)
                                            -----------  -----------  -----------  ----------  --------  ---------
 Net Increase (Decrease)...................          --           --           --          --        --         (5)
                                            ===========  ===========  ===========  ==========  ========  =========
UNIT ACTIVITY CLASS II
 Issued....................................          23           45           50          42        --         --
 Redeemed..................................         (32)         (20)         (33)        (14)       --         --
                                            -----------  -----------  -----------  ----------  --------  ---------
 Net Increase (Decrease)...................          (9)          25           17          28        --         --
                                            ===========  ===========  ===========  ==========  ========  =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                 TARGET 2025          TARGET 2035          TARGET 2045
                                                 ALLOCATION*          ALLOCATION*          ALLOCATION*
                                            --------------------  -------------------  -------------------
                                              2014       2013       2014       2013      2014       2013
                                            --------  ----------  --------  ---------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $ 11,284  $    6,053  $ 11,871  $   8,941  $  3,308  $   2,391
 Net realized gain (loss) on investments...  107,050      90,374   103,790     40,188    37,762     19,856
 Net change in unrealized appreciation
   (depreciation) of investments...........  (88,901)     19,289   (76,542)    57,971   (29,346)    23,773
                                            --------  ----------  --------  ---------  --------  ---------
 Net increase (decrease) in net assets
   resulting from operations...............   29,433     115,716    39,119    107,100    11,724     46,020
                                            --------  ----------  --------  ---------  --------  ---------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners       372,539     276,623   107,014     46,702    50,819     37,549
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................  101,084      60,644    65,168    569,186      (898)   (33,301)
 Redemptions for contract benefits and
   terminations............................  (39,606)   (933,232)   (5,953)  (208,176)       --   (179,504)
 Contract maintenance charges..............  (54,077)    (38,972)  (31,144)   (18,298)  (11,606)   (10,861)
                                            --------  ----------  --------  ---------  --------  ---------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................  379,940    (634,937)  135,085    389,414    38,315   (186,117)
                                            --------  ----------  --------  ---------  --------  ---------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..       --          --        --         --        --          6
                                            --------  ----------  --------  ---------  --------  ---------

NET INCREASE (DECREASE) IN NET ASSETS......  409,373    (519,221)  174,204    496,514    50,039   (140,091)
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  506,014   1,025,235   759,978    263,464   209,217    349,308
                                            --------  ----------  --------  ---------  --------  ---------

NET ASSETS -- END OF YEAR OR PERIOD........ $915,387  $  506,014  $934,182  $ 759,978  $259,256  $ 209,217
                                            ========  ==========  ========  =========  ========  =========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued....................................       24          21         7         11         4          2
 Redeemed..................................       (5)        (17)       (1)        (7)       (2)        (4)
                                            --------  ----------  --------  ---------  --------  ---------
 Net Increase (Decrease)...................       19           4         6          4         2         (2)
                                            ========  ==========  ========  =========  ========  =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                             TEMPLETON DEVELOPING     TEMPLETON GLOBAL BOND       TEMPLETON GROWTH
                                               MARKETS VIP FUND              VIP FUND                 VIP FUND
                                            ----------------------  -------------------------  ----------------------
                                               2014        2013         2014         2013         2014        2013
                                            ----------  ----------  -----------  ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $  110,609  $  151,646  $ 2,240,263  $  3,247,739  $   48,373  $   57,995
 Net realized gain (loss) on investments...    (93,797)   (168,145)    (602,205)     (627,467)    292,132     181,766
 Net change in unrealized appreciation
   (depreciation) of investments...........   (916,763)   (100,959)  (1,058,101)   (1,880,852)   (550,198)    450,461
                                            ----------  ----------  -----------  ------------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............   (899,951)   (117,458)     579,957       739,420    (209,693)    690,222
                                            ----------  ----------  -----------  ------------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners       1,305,745   1,442,564    6,271,160     5,707,858     406,783     281,760
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................     86,467    (432,479)  (7,780,118)  (20,536,120)  1,309,725   2,222,286
 Redemptions for contract benefits and
   terminations............................   (167,241)   (270,044)  (3,730,317)   (1,112,618)   (244,281)    (71,124)
 Contract maintenance charges..............   (531,641)   (569,139)  (2,114,297)   (1,960,884)   (216,301)   (152,778)
                                            ----------  ----------  -----------  ------------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................    693,330     170,902   (7,353,572)  (17,901,764)  1,255,926   2,280,144
                                            ----------  ----------  -----------  ------------  ----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..      1,200       3,798           --            (2)         --         (13)
                                            ----------  ----------  -----------  ------------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......   (205,421)     57,242   (6,773,615)  (17,162,346)  1,046,233   2,970,353
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  9,698,118   9,640,876   54,314,245    71,476,591   4,334,807   1,364,454
                                            ----------  ----------  -----------  ------------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $9,492,697  $9,698,118  $47,540,630  $ 54,314,245  $5,381,040  $4,334,807
                                            ==========  ==========  ===========  ============  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 2
 Issued....................................         22          29          233           345          18          27
 Redeemed..................................        (15)        (28)        (249)         (442)        (11)         (9)
                                            ----------  ----------  -----------  ------------  ----------  ----------
 Net Increase (Decrease)...................          7           1          (16)          (97)          7          18
                                            ==========  ==========  ===========  ============  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                         VANGUARD VARIABLE
                                             VAN ECK VIP GLOBAL HARD     INSURANCE FUND--
                                                   ASSETS FUND        EQUITY INDEX PORTFOLIO
                                            ------------------------  ----------------------
                                                2014         2013        2014        2013
                                            -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............. $   (39,339) $    21,195  $   71,737  $   65,776
 Net realized gain (loss) on investments...     (67,285)    (546,449)    460,300     368,797
 Net change in unrealized appreciation
   (depreciation) of investments...........  (2,568,811)   1,706,694     291,651   1,091,063
                                            -----------  -----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from operations...............  (2,675,435)   1,181,440     823,688   1,525,636
                                            -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....   1,710,215    2,071,078     445,838     688,582
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net............................     597,199   (1,036,988)    179,080     136,888
 Redemptions for contract benefits and
   terminations............................    (462,597)    (634,841)   (137,184)   (371,607)
 Contract maintenance charges..............    (620,639)    (691,771)   (186,396)   (202,647)
                                            -----------  -----------  ----------  ----------
 Net increase (decrease) in net assets
   resulting from contractowner
   transactions............................   1,224,178     (292,522)    301,338     251,216
                                            -----------  -----------  ----------  ----------
 Net increase (decrease) in amount
   retained by AXA in Separate Account FP..          --            3          --          (2)
                                            -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......  (1,451,257)     888,921   1,125,026   1,776,850
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..  12,630,902   11,741,981   6,464,107   4,687,257
                                            -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........ $11,179,645  $12,630,902  $7,589,133  $6,464,107
                                            ===========  ===========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS S SHARES
 Issued....................................          45           38          --          --
 Redeemed..................................         (33)         (41)         --          --
                                            -----------  -----------  ----------  ----------
 Net Increase (Decrease)...................          12           (3)         --          --
                                            ===========  ===========  ==========  ==========
UNIT ACTIVITY INVESTOR SHARE CLASS
 Issued....................................          --           --           8           6
 Redeemed..................................          --           --          (6)         (5)
                                            -----------  -----------  ----------  ----------
 Net Increase (Decrease)...................          --           --           2           1
                                            ===========  ===========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
   The -- on the Changes in Units section may represent no units issued and units redeemed or units issued and units redeemed of less than 500.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. Organization

   AXA Equitable Life Insurance Company ("AXA Equitable") Separate Account FP ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act"). The Account follows the investment company and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946 - Investment Companies, which is part of accounting principles generally accepted in the United States of America ("GAAP"). The Account has Variable Investment Options, each of which invest in shares of a mutual fund portfolio of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Century Variable Portfolios, Inc., American Funds Insurance Series/(R)/, AXA Premier VIP Trust ("VIP"), BlackRock Variable Series Funds, Inc., EQ Advisors Trust ("EQAT"), Fidelity(R) Variable Insurance Products Fund, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Ivy Funds Variable Insurance Portfolios, Lazard Retirement Series, Inc., MFS(R) Variable Insurance Trusts, PIMCO Variable Insurance Trust, T. Rowe Price Equity Series, Inc., The Prudential Series Fund, Van Eck VIP Trust, and Vanguard Variable Insurance Fund (collectively, "the Trusts"). The Trusts are open-ended investment management companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of the Trusts has separate investment objectives. These financial statements and notes are those of the Variable Investment Options of the Account.

   The Account consists of the following Variable Investment Options:
     AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
 .   Invesco V.I. Diversified Dividend Fund
 .   Invesco V.I. Global Real Estate Fund
 .   Invesco V.I. International Growth Fund
 .   Invesco V.I. Mid Cap Core Equity Fund
 .   Invesco V.I. Small Cap Equity Fund

     AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
 .   American Century VP Mid Cap Value Fund

     AMERICAN FUNDS INSURANCE SERIES/(R)/
 .   American Funds Insurance Series/(R)/ Global Small Capitalization Fund/SM/
 .   American Funds Insurance Series/(R)/ New World Fund(R)

     AXA PREMIER VIP TRUST*
 .   AXA Aggressive Allocation
 .   AXA Conservative Allocation
 .   AXA Conservative-Plus Allocation
 .   AXA Moderate Allocation
 .   AXA Moderate-Plus Allocation
 .   Charter/SM/ Multi-Sector Bond/(13)/
 .   Charter/SM/ Small Cap Growth/(14)/
 .   Charter/SM/ Small Cap Value/(15)/
 .   Target 2015 Allocation
 .   Target 2025 Allocation
 .   Target 2035 Allocation
 .   Target 2045 Allocation

     BLACKROCK VARIABLE SERIES FUNDS, INC.
 .   BlackRock Global Allocation V.I. Fund

     EQ ADVISORS TRUST*
 .   All Asset Aggressive-Alt 25
 .   All Asset Growth-Alt 20
 .   All Asset Moderate Growth-Alt 15
 .   AXA 400 Managed Volatility/(1)/
 .   AXA 500 Managed Volatility/(2)/
 .   AXA 2000 Managed Volatility/(3)/
 .   AXA Balanced Strategy
 .   AXA Conservative Growth Strategy
 .   AXA Conservative Strategy
 .   AXA Global Equity Managed Volatility/(4)/
 .   AXA Growth Strategy
 .   AXA International Core Managed Volatility/(5)/
 .   AXA International Managed Volatility/(6)/
 .   AXA International Value Managed Volatility/(7)/
 .   AXA Large Cap Core Managed Volatility/(8)/
 .   AXA Large Cap Growth Managed Volatility/(9)/
 .   AXA Large Cap Value Managed Volatility/(10)/
 .   AXA Mid Cap Value Managed Volatility/(11)/
 .   AXA Moderate Growth Strategy
 .   AXA/Loomis Sayles Growth/(12)/
 .   EQ/AllianceBernstein Small Cap Growth
 .   EQ/BlackRock Basic Value Equity
 .   EQ/Boston Advisors Equity Income
 .   EQ/Calvert Socially Responsible
 .   EQ/Capital Guardian Research
 .   EQ/Common Stock Index
 .   EQ/Core Bond Index
 .   EQ/Equity 500 Index
 .   EQ/GAMCO Mergers and Acquisitions
 .   EQ/GAMCO Small Company Value
 .   EQ/Global Bond PLUS
 .   EQ/Intermediate Government Bond
 .   EQ/International Equity Index
 .   EQ/Invesco Comstock
 .   EQ/JPMorgan Value Opportunities
 .   EQ/Large Cap Growth Index
 .   EQ/Large Cap Value Index
 .   EQ/MFS International Growth
 .   EQ/Mid Cap Index
 .   EQ/Money Market
 .   EQ/Morgan Stanley Mid Cap Growth
 .   EQ/PIMCO Ultra Short Bond

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

1. Organization (Continued)

 .   EQ/Quality Bond PLUS
 .   EQ/Small Company Index
 .   EQ/T. Rowe Price Growth Stock
 .   EQ/UBS Growth and Income
 .   EQ/Wells Fargo Omega Growth
 .   Multimanager Aggressive Equity
 .   Multimanager Core Bond
 .   Multimanager Mid Cap Growth
 .   Multimanager Mid Cap Value
 .   Multimanager Technology

     FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND
 .   Fidelity(R) VIP Asset Manager: Growth Portfolio
 .   Fidelity(R) VIP Contrafund(R) Portfolio
 .   Fidelity(R) VIP Equity-Income Portfolio
 .   Fidelity(R) VIP Growth & Income Portfolio
 .   Fidelity(R) VIP High Income Portfolio
 .   Fidelity(R) VIP Investment Grade Bond Portfolio
 .   Fidelity(R) VIP Mid Cap Portfolio
 .   Fidelity(R) VIP Money Market Portfolio
 .   Fidelity(R) VIP Value Portfolio
 .   Fidelity(R) VIP Value Strategies Portfolio

     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 .   Franklin Mutual Shares VIP Fund/(16)/
 .   Franklin Rising Dividends VIP Fund/(17)/
 .   Franklin Small Cap Value VIP Fund/(18)/
 .   Franklin Strategic Income VIP Fund/(19)/
 .   Templeton Developing Markets VIP Fund/(20)/
 .   Templeton Global Bond VIP Fund/(21)/
 .   Templeton Growth VIP Fund/(22)/

     GOLDMAN SACHS VARIABLE INSURANCE TRUST
 .   Goldman Sachs VIT Mid Cap Value Fund

     IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
 .   Ivy Funds VIP Dividend Opportunities
 .   Ivy Funds VIP Energy
 .   Ivy Funds VIP High Income
 .   Ivy Funds VIP Mid Cap Growth
 .   Ivy Funds VIP Science and Technology
 .   Ivy Funds VIP Small Cap Growth

     LAZARD RETIREMENT SERIES, INC.
 .   Lazard Retirement Emerging Markets Equity Portfolio

     MFS(R) VARIABLE INSURANCE TRUSTS
 .   MFS(R) International Value Portfolio
 .   MFS(R) Investors Growth Stock Series
 .   MFS(R) Investors Trust Series
 .   MFS(R) Utilities Series

     PIMCO VARIABLE INSURANCE TRUST
 .   PIMCO CommodityRealReturn(R) Strategy Portfolio
 .   PIMCO Real Return Portfolio
 .   PIMCO Total Return Portfolio

     T. ROWE PRICE EQUITY SERIES, INC.
 .   T. Rowe Price Equity Income Portfolio - II
 .   T. Rowe Price Health Sciences Portfolio - II

     THE PRUDENTIAL SERIES FUND
 .   Natural Resources Portfolio

     VAN ECK VIP TRUST
 .   Van Eck VIP Global Hard Assets Fund

     VANGUARD VARIABLE INSURANCE FUND
 .   Vanguard Variable Insurance Fund - Equity Index Portfolio


  (1)Formerly known as AXA Tactical Manager 400.
  (2)Formerly known as AXA Tactical Manager 500.
  (3)Formerly known as AXA Tactical Manager 2000.
  (4)Formerly known as EQ/Global Multi-Sector Equity.
  (5)Formerly known as EQ/International Core PLUS.
  (6)Formerly known as AXA Tactical Manager International.
  (7)Formerly known as EQ/International Value PLUS.
  (8)Formerly known as EQ/Large Cap Core PLUS.
  (9)Formerly known as EQ/Large Cap Growth PLUS.
 (10)Formerly known as EQ/Large Cap Value PLUS.
 (11)Formerly known as EQ/Mid Cap Value PLUS.

 (12)Formerly known as EQ/Montag & Caldwell Growth.
 (13)Formerly known as Multimanager Multi Sector Bond.
 (14)Formerly known as Multimanager Small Cap Growth.
 (15)Formerly known as Multimanager Small Cap Value.
 (16)Formerly known as Mutual Shares Securities Fund.
 (17)Formerly known as Franklin Rising Dividends Securities Fund.
 (18)Formerly known as Franklin Small Cap Value Securities Fund.
 (19)Formerly known as Franklin Strategic Income Securities Fund.
 (20)Formerly known as Templeton Developing Markets Securities Fund.
 (21)Formerly known as Templeton Global Bond Securities Fund.
 (22)Formerly known as Templeton Growth Securities Fund.


   * An affiliate of AXA Equitable providing advisory and other services to one or more Portfolios of this Trust, as further described in Note 5 of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

1. Organization (Concluded)

   The Account is used to fund benefits for the following Variable Life products (collectively, the "Contracts"):

 .   Accumulator Life
 .   Incentive Life
 .   Incentive Life 2000
 .   Incentive Life Sales (1999 and after)
 .   Incentive Life '02
 .   Incentive Life '06
 .   Incentive Life(R) Optimizer
 .   Incentive Life Optimizer. II
 .   Incentive Life Plus/SM/
 .   Incentive Life Plus Original Series
 .   Paramount Life
 .   IL Legacy
 .   IL Legacy II
 .   IL ProtectorSM
 .   Incentive Life COLI
 .   Incentive Life COLI '04
 .   Champion 2000
 .   Survivorship 2000
 .   Survivorship Incentive Life 1999
 .   Survivorship Incentive Life '02
 .   Survivorship Incentive Life(R) Legacy
 .   SP-Flex
 .   Corporate Owned Incentive Life(R)

   The Incentive Life 2000, Champion 2000 and Survivorship 2000 Contracts are herein referred to as the "Series 2000 Policies." Incentive Life Plus/SM/ Contracts offered with a prospectus dated on or after September 15, 1995, are referred to as "Incentive Life Plus/SM/." Incentive Life Plus Contracts issued with a prior prospectus are referred to as "Incentive Life Plus Original Series."

   Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from AXA Equitable's other assets and liabilities. All Contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct.

   The amount retained by AXA Equitable in the Account arises primarily from
   (1) contributions from AXA Equitable, (2) mortality and expense risk charges, administrative charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets attributable to accumulation of units. Amounts retained by AXA Equitable are not subject to charges for mortality and expense charges and administrative charges. Amounts retained by AXA Equitable in the Account may be transferred at any time by AXA Equitable to its General Account ("General Account").

   Each of the Variable Investment Options of the Account bears indirect exposure to the market, credit, and liquidity risks of the Portfolio in which it invests. These financial statements and footnotes should be read in conjunction with the financial statements and footnotes of the Portfolios of the Trusts, which are distributed by AXA Equitable to the Contractowners of the Variable Investment Options of the Account.

   In the normal course of business, AXA Equitable on behalf of the Variable Investment Options may have agreements to indemnify another party under given circumstances. The maximum exposure under these arrangements is unknown as this would involve future claims that may be, but have not been, made against the Variable Investment Options of the Account. Based on experience, the risk of material loss is expected to be remote.

2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   INVESTMENTS:

   Investments are made in shares of the Portfolios and are valued at the reported net asset values per share of the respective Portfolios. The net asset values are determined by the Trusts using the fair value of the underlying assets of each Portfolio less liabilities.

   INVESTMENT TRANSACTIONS AND INVESTMENT INCOME:

   Investment transactions are recorded on the trade date. Dividend income and distributions of net realized gains from the Portfolios are recorded and automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on the redemptions of investments in the Portfolios (determined on the identified cost basis) and (2) distributions of net realized gains on investment transactions of the Portfolios.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

2. Significant Accounting Policies (Concluded)


   DUE TO AND DUE FROM:

   Receivable/payable for policy-related transactions represent amounts due to/from AXA Equitable's General Account primarily related to premiums, surrenders, death benefits and amounts transferred among the various Portfolios by Contractowners. Receivable/payable for shares of the Portfolios sold/purchased represent unsettled trades.

   ACCUMULATION NONUNITIZED:

   Accumulation nonunitized represents a product offered based upon a dollar amount (starting at $1) rather than units. It is similar to Accumulation Units accounts, which are based upon units, as the dollar amount of the Contractowner account changes with the investment activity of the Variable Investment Option the Contract is invested in, net of contract charges.

   CONTRACT PAYMENTS AND TRANSFERS:

   Payments received from Contractowners represent participant contributions under the Contracts reduced by deductions and charges, including premium charges, as applicable, and state premium taxes. Contractowners may allocate amounts in their individual accounts to the Variable Investment Options, and (except for SP-Flex Contracts), to the guaranteed interest account of AXA Equitable's General Account.

   Transfers between Variable Investment Options including the guaranteed interest account, net, are amounts that participants have directed to be moved among Portfolios, including permitted transfers to and from the guaranteed interest account. The net assets of any Variable Investment Option may not be less than the aggregate value of the Contractowner accounts allocated to that Variable Investment Option. AXA Equitable is required by state insurance laws to set aside additional assets in AXA Equitable's General Account to provide for other policy benefits. AXA Equitable's General Account is subject to creditor rights.

   Redemptions for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges, if any, are included in Redemptions for contract benefits and terminations to the extent that such charges apply to the Contracts. Administrative charges, if any, are included in Contract maintenance charges to the extent that such charges apply to the Contracts.

   TAXES:

   The operations of the Account are included in the federal income tax return of AXA Equitable which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.

3. Fair Value Disclosures

   Under GAAP, fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

   Level 1 - Quoted prices for identical assets in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

   Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, and inputs to model-derived valuations that are not directly observable or can be corroborated by observable market data.

   Level 3 - Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

   All investments of each Variable Investment Option of the Account have been classified as Level 1. There were no transfers between Level 1, Level 2 and Level 3 during the year.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014


4. Purchases and Sales of Portfolios

   The cost of purchases and proceeds from sales of Portfolios for the year ended December 31, 2014 were as follows:

                                                       PURCHASES      SALES
                                                      ------------ ------------
ALL ASSET AGGRESSIVE-ALT 25.......................... $  4,614,000 $  2,292,699
ALL ASSET GROWTH-ALT 20..............................    4,872,299    1,791,238
ALL ASSET MODERATE GROWTH-ALT 15.....................    1,983,060      327,815
AMERICAN CENTURY VP MID CAP VALUE FUND...............   13,461,218    7,482,421
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL
 CAPITALIZATION FUND/SM/.............................    1,856,366      888,446
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD
  FUND(R)............................................    4,449,721      822,209
AXA 400 MANAGED VOLATILITY...........................    1,047,268    1,071,308
AXA 500 MANAGED VOLATILITY...........................    3,180,127      662,885
AXA 2000 MANAGED VOLATILITY..........................    1,385,892      943,763
AXA AGGRESSIVE ALLOCATION............................   25,283,055   18,164,063
AXA BALANCED STRATEGY................................    5,458,873    1,898,444
AXA CONSERVATIVE ALLOCATION..........................    5,987,363    6,899,736
AXA CONSERVATIVE GROWTH STRATEGY.....................    1,612,507      472,483
AXA CONSERVATIVE STRATEGY............................      521,628      116,960
AXA CONSERVATIVE-PLUS ALLOCATION.....................    6,299,255    6,270,494
AXA GLOBAL EQUITY MANAGED VOLATILITY.................    6,973,694   20,273,469
AXA GROWTH STRATEGY..................................   12,370,910    1,347,479
AXA INTERNATIONAL CORE MANAGED VOLATILITY............    3,828,323    9,704,649
AXA INTERNATIONAL MANAGED VOLATILITY.................      622,836      449,601
AXA INTERNATIONAL VALUE MANAGED VOLATILITY...........    8,904,805   14,080,254
AXA LARGE CAP CORE MANAGED VOLATILITY................    4,111,277    3,849,683
AXA LARGE CAP GROWTH MANAGED VOLATILITY..............    8,419,404   32,249,848
AXA LARGE CAP VALUE MANAGED VOLATILITY...............   13,130,466   42,687,207
AXA MID CAP VALUE MANAGED VOLATILITY.................    4,713,504   23,884,779
AXA MODERATE ALLOCATION..............................   75,241,446  105,828,955
AXA MODERATE GROWTH STRATEGY.........................   21,780,158    4,274,418
AXA MODERATE-PLUS ALLOCATION.........................   59,439,833   41,759,478
AXA/LOOMIS SAYLES GROWTH.............................    9,193,275    4,056,393
BLACKROCK GLOBAL ALLOCATION V.I. FUND................    5,853,129    2,083,053
CHARTER/SM/ MULTI-SECTOR BOND........................    7,014,041   12,112,209
CHARTER/SM/ SMALL CAP GROWTH.........................    2,664,776    3,853,081
CHARTER/SM/ SMALL CAP VALUE..........................    1,803,838    4,447,837
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH................   32,114,352   22,759,134
EQ/BLACKROCK BASIC VALUE EQUITY......................   17,152,695   24,733,561
EQ/BOSTON ADVISORS EQUITY INCOME.....................    4,355,843    3,313,907
EQ/CALVERT SOCIALLY RESPONSIBLE......................      490,242      225,937
EQ/CAPITAL GUARDIAN RESEARCH.........................    5,902,922   16,992,715
EQ/COMMON STOCK INDEX................................   39,385,220  152,510,749
EQ/CORE BOND INDEX...................................    5,898,066    6,801,815
EQ/EQUITY 500 INDEX..................................   83,278,840  104,849,088
EQ/GAMCO MERGERS AND ACQUISITIONS....................    3,984,839    2,090,383
EQ/GAMCO SMALL COMPANY VALUE.........................   23,104,674   19,742,344
EQ/GLOBAL BOND PLUS..................................    2,965,610    3,389,082
EQ/INTERMEDIATE GOVERNMENT BOND......................   12,929,885   17,682,418
EQ/INTERNATIONAL EQUITY INDEX........................   19,605,120   32,011,359
EQ/INVESCO COMSTOCK..................................    4,567,019    2,963,421
EQ/JPMORGAN VALUE OPPORTUNITIES......................    3,607,719    3,838,328
EQ/LARGE CAP GROWTH INDEX............................   24,011,514   19,754,955
EQ/LARGE CAP VALUE INDEX.............................    6,373,347    4,206,110
EQ/MFS INTERNATIONAL GROWTH..........................    7,483,391    5,442,746
EQ/MID CAP INDEX.....................................    8,689,165   13,900,559
EQ/MONEY MARKET......................................  161,663,061  182,209,724
EQ/MORGAN STANLEY MID CAP GROWTH.....................   12,747,156   11,798,882
EQ/PIMCO ULTRA SHORT BOND............................    6,243,611    8,416,881

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

4. Purchases and Sales of Portfolios (Concluded)

                                                         PURCHASES     SALES
                                                        ----------- -----------
EQ/QUALITY BOND PLUS................................... $ 8,443,735 $12,861,469
EQ/SMALL COMPANY INDEX.................................  13,977,794   8,611,004
EQ/T. ROWE PRICE GROWTH STOCK..........................  15,187,453  11,432,456
EQ/UBS GROWTH & INCOME.................................   2,674,746   1,916,008
EQ/WELLS FARGO OMEGA GROWTH............................  26,835,006  21,562,866
FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO........     302,388     203,111
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO................  25,398,486  15,229,542
FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO................     353,083     755,019
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO..............   3,494,613   2,346,217
FIDELITY(R) VIP HIGH INCOME PORTFOLIO..................   9,776,507  15,255,894
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO........   6,329,222  13,041,435
FIDELITY(R) VIP MID CAP PORTFOLIO......................  12,783,022  11,805,504
FIDELITY(R) VIP MONEY MARKET PORTFOLIO.................     626,627     956,147
FIDELITY(R) VIP VALUE PORTFOLIO........................     639,365     444,346
FIDELITY(R) VIP VALUE STRATEGIES PORTFOLIO.............      74,678     301,273
FRANKLIN MUTUAL SHARES VIP FUND........................   2,071,180   3,097,002
FRANKLIN RISING DIVIDENDS VIP FUND.....................  12,127,338   9,647,747
FRANKLIN SMALL CAP VALUE VIP FUND......................   3,868,829   4,275,263
FRANKLIN STRATEGIC INCOME VIP FUND.....................  10,743,844   5,380,830
GOLDMAN SACHS VIT MID CAP VALUE FUND...................   6,324,789   3,821,864
INVESCO V.I. DIVERSIFIED DIVIDEND FUND.................   2,792,909   2,207,606
INVESCO V.I. GLOBAL REAL ESTATE FUND...................  11,693,617   5,012,413
INVESCO V.I. INTERNATIONAL GROWTH FUND.................  12,463,267   5,300,266
INVESCO V.I. MID CAP CORE EQUITY FUND..................   1,243,758   1,166,407
INVESCO V.I. SMALL CAP EQUITY FUND.....................   1,223,479   1,018,500
IVY FUNDS VIP DIVIDEND OPPORTUNITIES...................     428,772     665,728
IVY FUNDS VIP ENERGY...................................  10,975,978   4,937,343
IVY FUNDS VIP HIGH INCOME..............................  15,984,257   3,505,264
IVY FUNDS VIP MID CAP GROWTH...........................   9,565,140   5,704,633
IVY FUNDS VIP SCIENCE AND TECHNOLOGY...................  19,847,527  12,687,366
IVY FUNDS VIP SMALL CAP GROWTH.........................   4,686,741   4,690,882
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO....  19,345,412  17,165,006
MFS(R) INTERNATIONAL VALUE PORTFOLIO...................  19,010,990  12,833,157
MFS(R) INVESTORS GROWTH STOCK SERIES...................     587,786     421,244
MFS(R) INVESTORS TRUST SERIES..........................     928,760     367,287
MFS(R) UTILITIES SERIES................................   4,112,238   3,824,711
MULTIMANAGER AGGRESSIVE EQUITY.........................   4,543,461  39,904,480
MULTIMANAGER CORE BOND.................................   9,278,833  11,475,140
MULTIMANAGER MID CAP GROWTH............................   5,221,217   5,092,919
MULTIMANAGER MID CAP VALUE.............................   4,533,436   8,332,870
MULTIMANAGER TECHNOLOGY................................  13,002,890  12,001,923
NATURAL RESOURCES PORTFOLIO............................   8,936,016   9,011,893
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO........   3,079,021   2,042,546
PIMCO REAL RETURN PORTFOLIO............................  23,321,754  28,168,316
PIMCO TOTAL RETURN PORTFOLIO...........................  15,106,299  19,927,585
T. ROWE PRICE EQUITY INCOME PORTFOLIO - II.............   3,882,337   4,951,770
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO - II...........   4,908,846   4,919,343
TARGET 2015 ALLOCATION.................................      25,155     101,493
TARGET 2025 ALLOCATION.................................     578,244      96,139
TARGET 2035 ALLOCATION.................................     283,210      39,000
TARGET 2045 ALLOCATION.................................     104,615      35,952
TEMPLETON DEVELOPING MARKETS VIP FUND..................   2,376,704   1,567,765
TEMPLETON GLOBAL BOND VIP FUND.........................  16,738,615  21,851,924
TEMPLETON GROWTH VIP FUND..............................   2,826,842   1,522,543
VAN ECK VIP GLOBAL HARD ASSETS FUND....................   4,834,293   3,649,454
VANGUARD VARIABLE INSURANCE FUND - EQUITY INDEX
 PORTFOLIO.............................................   1,658,090   1,160,826

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014


5. Expenses and Related Party Transactions

   The assets in each Variable Investment Option are invested in shares of a corresponding Portfolio of the Trusts. Shares are offered by the Portfolios at net asset value. Shares in which the Variable Investment Options invest are categorized by the share class of the Portfolio. All share classes issued by EQAT and VIP are subject to fees for investment management and advisory services and other Portfolio expenses and are subject to distribution fees imposed under a distribution plan (herein the "Rule 12b-1 Plans") approved by EQAT and VIP Trusts' Board of Trustees and adopted by the applicable Trust. The Rule 12b-1 Plans provide that the EQAT and VIP Trusts, on behalf of each related Portfolio, may charge a maximum annual distribution and/or service (12b-1) fee of 0.25% of the average daily net assets of a Portfolio attributable to its Class A or Class B shares in respect of activities primarily intended to result in the sale of the respective shares. The class-specific expenses attributable to the investment in each share class of the Portfolios in which the Variable Investment Option invest are borne by the specific unit classes of the Variable Investment Options to which the investments are attributable. These fees and expenses are reflected in the net asset value of the shares of the Portfolios and the total returns of the Variable Investment Options, but are not included in the expenses or expense ratios of the Variable Investment Options.

   AXA Equitable and affiliates serve as investment managers of the Portfolios of EQAT and VIP. Each investment manager receives management fees for services performed in their capacity as investment manager of the Portfolios. Investment managers either oversee the activities of the investment advisors with respect to the Portfolios and are responsible for retaining and discontinuing the services of those advisors or directly managing the Portfolios. Expenses of the Portfolios of EQAT and VIP generally vary, depending on net asset levels for individual Portfolios, and range from a low annual rate of 0.09% to a high of 1.37% of the average daily net assets of the Portfolios of EQAT and VIP. AXA Equitable, as investment manager of EQAT and VIP, pays expenses for providing investment advisory services to the respective Portfolios, including the fees to the Advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors"), and AXA Distributors, LLC ("AXA Distributors"), affiliates of AXA Equitable, may also receive distribution fees under Rule 12b-1 Plans as described above. These fees and expenses are reflected in the net asset value of the shares of the Portfolios and the total returns of the Variable Investment Options, but are not included in the expenses or expense ratios of the Variable Investment Options.

   AXA Equitable, AXA Advisors or AXA Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services in connection with the Variable Investment Options' investment in the Portfolios. These fees and payments range from 0.00% to 0.60% of the unaffiliated Portfolios' average daily net assets. AXA Advisors or AXA Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the policies and/or the advisers' respective Portfolios.

   AllianceBernstein L.P. ("AllianceBernstein") serves as an investment advisor for a number of Portfolios in EQAT and VIP including the EQ/AllianceBernstein Small Cap Growth, EQ/Common Stock Index, EQ/Equity 500 Index, EQ/International Equity Index, EQ/Large Cap Growth Index, and EQ/Small Company Index, as well as a portion of AXA Large Cap Value Managed Volatility, EQ/Quality Bond PLUS, Multimanager Aggressive Equity, and Multimanager Mid Cap Growth. AllianceBernstein is a limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

   AXA Advisors and AXA Distributors are distributors and principal underwriters of the Account. They are both registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority ("FINRA").

   The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC ("AXA Network") or its subsidiaries. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with AXA Equitable) and their affiliated broker-dealers (who are registered with the SEC and members of the FINRA) that have entered into selling agreements with AXA Distributors. The licensed insurance agents who sell Contracts for these companies are appointed as agents of AXA Equitable and are registered representatives of the agencies and affiliated broker-dealer. AXA Network receives commissions under its General Sales Agreement with AXA Equitable and its Networking Agreement with AXA Advisors. AXA Advisors receives service-related payments under its Supervisory and Distribution Agreement with AXA Equitable. The financial professionals are compensated on a commission basis by AXA Network.

6. Reorganizations

   In 2014, several fund reorganizations occurred within EQAT and VIP. The corresponding reorganizations occurred within the Variable Investment Options of the Account. The purpose of the reorganizations was to combine or substitute, via tax free exchanges, two Variable Investment Options managed by AXA Equitable with comparable investment objectives.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

6. Reorganizations (Continued)


   In June 2014, pursuant to a Plan of Reorganization and Termination, mergers were approved by shareholders, whereby certain Portfolios of EQAT and VIP (the "Removed Portfolios") exchanged substantially all of their assets and liabilities for interests in certain other Portfolios of EQAT and VIP (the "Surviving Portfolios"). Correspondingly, the Variable Investment Options that invested in the Removed Portfolios (the "Removed Investment Options") were replaced with the Variable Investment Options that invest in the Surviving Portfolios (the "Surviving Investment Options"). The shares in the Removed Investment Options were replaced with either Class A or Class B shares in the Surviving Investment Options within the same product and with similar contract charge applicable to each policy holder. For accounting purposes, reorganizations which occurred in 2014 were treated as mergers.

------------------------------------------------------------------------------------
                          REMOVED PORTFOLIO                 SURVIVING PORTFOLIO
------------------------------------------------------------------------------------
 JUNE 13, 2014            EQ/LORD ABBETT LARGE CAP CORE     EQ/INVESCO COMSTOCK
------------------------------------------------------------------------------------
Shares -- Class A             556,929                            866,553
Value -- Class A          $     12.94                       $      14.81
Net Assets Before Merger  $ 7,206,870                       $  5,623,568
Net Assets After Merger   $        --                       $ 12,830,438
Shares -- Class B             385,979                            758,931
Value -- Class B          $     12.96                       $      14.82
Net Assets Before Merger  $ 5,002,802                       $  6,243,377
Net Assets After Merger   $        --                       $ 11,246,179
Unrealized Gain           $   649,797
------------------------------------------------------------------------------------
 JUNE 13, 2014            MULTIMANAGER INTERNATIONAL EQUITY AXA INTERNATIONAL CORE
                                                            MANAGED VOLATILITY
------------------------------------------------------------------------------------
Shares -- Class A           1,085,173                          1,773,311
Value -- Class A          $     12.21                       $      10.79
Net Assets Before Merger  $13,247,830                       $  5,892,425
Net Assets After Merger   $        --                       $ 19,140,255
Shares -- Class B           3,147,582                          5,935,617
Value -- Class B          $     12.18                       $      10.81
Net Assets Before Merger  $38,351,880                       $ 25,790,722
Net Assets After Merger   $        --                       $ 64,142,602
Unrealized Gain           $ 6,003,801
------------------------------------------------------------------------------------
 JUNE 13, 2014            MULTIMANAGER LARGE CAP VALUE      AXA LARGE CAP VALUE
                                                            MANAGED VOLATILITY
------------------------------------------------------------------------------------
Shares -- Class A             747,932                         18,896,574
Value -- Class A          $     14.17                       $      15.21
Net Assets Before Merger  $10,600,439                       $266,871,585
Net Assets After Merger   $        --                       $287,326,042
Shares -- Class B           1,571,037                          8,907,200
Value -- Class B          $     14.18                       $      15.17
Net Assets Before Merger  $22,270,560                       $122,705,222
Net Assets After Merger   $        --                       $135,121,764
Unrealized Gain           $11,482,067

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

6. Reorganizations (Continued)

-----------------------------------------------------------------------------------------
                          REMOVED PORTFOLIO                  SURVIVING PORTFOLIO
-----------------------------------------------------------------------------------------
 JUNE 20, 2014            EQ/EQUITY GROWTH PLUS              AXA LARGE CAP GROWTH
                                                             MANAGED VOLATILITY
-----------------------------------------------------------------------------------------
Shares -- Class A           1,582,613                           1,682,345
Value -- Class A          $     21.82                        $      26.12
Net Assets Before Merger  $34,527,391                        $  9,419,937
Net Assets After Merger   $        --                        $ 43,947,328
Shares -- Class B           3,527,742                           8,380,199
Value -- Class B          $     21.71                        $      25.54
Net Assets Before Merger  $76,594,810                        $137,471,641
Net Assets After Merger   $        --                        $214,066,451
Unrealized Gain           $35,878,312
-----------------------------------------------------------------------------------------
 JUNE 20, 2014            MULTIMANAGER LARGE CAP CORE EQUITY AXA LARGE CAP CORE MANAGED
                                                             VOLATILITY
-----------------------------------------------------------------------------------------
Shares -- Class A             277,940                             582,109
Value -- Class A          $     15.08                        $       9.21
Net Assets Before Merger  $ 4,192,326                        $  1,170,958
Net Assets After Merger   $        --                        $  5,363,284
Shares -- Class B             373,589                           2,504,309
Value -- Class B          $     15.08                        $       9.21
Net Assets Before Merger  $ 5,634,671                        $ 17,442,938
Net Assets After Merger   $        --                        $ 23,077,609
Unrealized Gain           $ 3,135,480

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

7. Contractowner Charges

   Under the Contracts, AXA Equitable assumes mortality and expense risks and, to cover these risks, charges the daily net assets of the Account. These charges are reflected as "Asset-based Charges" in the Statement of Operations. The products have charges currently as shown below:

                                                               MORTALITY AND
                                                               EXPENSE RISKS      MORTALITY   ADMINISTRATIVE   TOTAL
                                                               -------------      ---------   --------------   -----

Accumulator Life..............................................     varies (b)(d)   varies(b)     varies (b)(f) varies

Incentive Life, Champion 2000.................................        0.60%(a)         --             --       0.60%

Incentive Life 2000, Incentive Life 1999, Incentive Life Plus.      0.60%(l)(o)        --             --       0.60%

Incentive Life '02............................................     varies (b)(g)       --             --       0.80%

Incentive Life '06............................................      0.85%(b)(e)        --             --       0.85%

Survivorship Incentive Life '02...............................      0.90%(b)(m)        --             --       0.90%

Paramount Life................................................        0.60%(a)         --             --       0.60%

Incentive Life Plus Original Series...........................      0.60%(b)(l)        --             --       0.60%

Incentive Life COLI...........................................        0.60%(b)         --             --       0.60%

Incentive Life COLI '04.......................................      0.75%(b)(c)        --             --       0.75%

Survivorship Incentive Life 1999..............................        0.60%(a)         --             --       0.60%

Survivorship 2000.............................................        0.90%(a)         --             --       0.90%

IL Legacy.....................................................      1.75%(b)(h)        --             --       1.75%

IL Legacy II..................................................     0.85%(b)(i)(l)      --             --       0.85%

IL Protector..................................................        0.80%(a)         --             --       0.80%

SP-Flex.......................................................        0.85%(a)      0.60%(a)       0.35%(a)    1.80%

Incentive Life(R) Optimizer...................................     0.85%(b)(e)(l)      --             --       0.85%

Incentive Life Optimizer II...................................     0.85%(b)(e)(l)      --             --       0.85%

Survivorship Incentive Life(R) Legacy.........................      0.55%(b)(j)        --             --       0.55%

Corporate Owned Incentive Life(R).............................     0.35%(b)(k)(l)      --             --       0.35%

   ----------
  (a)Charged to daily net assets of the Account.
  (b)Charged to Contractowners Account and is included in Transfer for contract benefits and terminations in the Statements of Changes in Net Assets.
  (c)Policy years 1-5 0.75% (1.00% maximum)
 Policyyears 6-20 0.55% (0.75% maximum)
 Policyyears 21+ 0.35% (0.50% maximum)
  (d)Varies by age, sex, class. The highest current charge is 1.21%. Policyyears 1-10 0.71% to 1.46% maximum
 Policyyears 11+ 0.30% to 0.50% maximum
  (e)Policy years 1-8 0.85% (1.00% maximum)
 Policyyears 9-10 0.00% (1.00% maximum)
 Policyyears 11+ 0.00% (0.50% maximum)
  (f)Policy years 1-10 0.72% to 1.73%
 Policyyears 11+ 0.11% to 0.32%
  (g)Policy years 1-15 0.80%, 0.70% or 0.60% depending (0.80% maximum) Policy years 16+ 0.30% or 0.20% depending (0.50% maximum)
  (h)Policy years 1-10 1.75% (maximum and current)
 Policyyears 11-20 0.25% (0.50% maximum)
 PolicyYears 21+ 0.00% (0.50% maximum)
  (i)Policy years 1-15 0.85% (maximum and current)
 Policyyears 16+ 0.00% (0.85% maximum)
    Forpolicies with the ENLG rider, there is an additional charge of 0.15% deductedwhile the rider is in effect.
  (j)Policy years 1-15 0.55% (maximum and current)
 Policyyears 16+ 0.05% (0.55% maximum)
    Forpolicies with the ENLG rider, there is an additional charge of 0.70% deducteduntil age 100 of the younger insured.
  (k)Policy years 1-10 0.15% (0.50% maximum); however, 0.35% (0.50% maximum) of any account value allocated to MSO segments.
 Policyyears 11+ 0.10% (0.35% maximum)
  (l)For policies with MSO, there is an additional charge of 1.40% (2.40% maximum) of any policy account value allocated to each segment.
  (m)Policy year 1-15 0.90% (maximum and current)
 Policyyear 16+ 0.60% or 0.30% depending (0.90% maximum)
  (o)Charged to daily net assets of the Account for all investment options except MSO. However, for any account value allocated to MSO segments, the M & E is charged to Contract owners Account.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

7. Contractowner Charges (Continued)


   The Accumulator Life Program utilizes two insurance products -- a single premium fixed annuity contract and a flexible premium variable life insurance policy. The Program is designed to provide a simple method to purchase a variable life insurance policy with a single purchase payment. The Accumulator Life mortality and expense guaranteed risk charges are 0.71% to 1.46% in years 1 to 10 and 0.30% to 0.50% in years 11 and beyond. The current mortality and expense risk charges are lower than the guaranteed charges. The highest current charge is 1.21%. Beginning in year 11, the current rates are scheduled to decrease further. As Accumulator Life was first offered in 2004, future decreases have not yet taken effect. The Accumulator Life guaranteed administrative charges vary in years 1 to 10 from 0.72% to 1.73% of the Policy Account Value, depending on age, sex, and class. The current and guaranteed basis charges are equal. Beginning in policy year 11 the administrative rates are guaranteed to decrease. The Accumulator Life current cost of insurance charges vary in years 1 to 10 from 1.27% to 2.42% of the greater of (1) the Policy Account Value and
   (2) the Mortality Charge Base (accumulation of the 7-pay premiums due, up to that time at 4%), depending on the age, sex, and class. Beginning in policy year 11 the current cost of insurance charges decrease on a current basis. The cost of insurance charge is capped at the guaranteed cost of insurance rate times the Net Amount of Risk.

   The Incentive Life '02 mortality and expense risk charge of 0.80%, 0.70% or 0.60% will be in effect for the first 15 policy years depending upon the value of the Contractowner's Variable Investment Options. For policy years 16 and later the charge is currently 0.30% or 0.20%, depending upon the value of the Contractowner's Variable Investment Options. The Survivorship Incentive Life '02 mortality and expense risk charge of 0.90% will be in effect for the first 15 policy years. For policy years 16 and later the charge is currently 0.60% and 0.30% depending upon the value of the Contractowner's Variable Investment Options. The current mortality and expense risk charges are lower than guaranteed charges.

   The Incentive Life Legacy mortality and expense risk charge of 1.75% will be in effect for the first ten policy years on a current and guaranteed basis. For policy years 11-20, the charge is currently 0.25% and for policy years 21 and later, it is 0.00%. In policy years 11 and later the current mortality and expense risk charges are lower than guaranteed charges.

   The Incentive Life '06, Incentive Life(R) Optimizer, and Incentive Life Optimizer II mortality and expense risk charge of 0.85% will be in effect for the first eight policy years on a current basis. For policy years 9 and later, no charge is deducted on a current basis. The current mortality and expense risk charges are lower than the guaranteed charges.

   The Survivorship Incentive Life(R) Legacy mortality and expense risk charge of 0.55% will be in effect for the first fifteen policy years. For policy years sixteen and later the charge is currently 0.05%. The current mortality and expense risk charges are lower than the guaranteed charges. For policies with the ENLG rider, there is an additional charge of 0.70% deducted until age 100 of the younger insured.

   The Corporate Owned Incentive Life(R) mortality and expense risk charge of 0.15% (0.35% of any account value allocated to MSO segments) will be in effect for the first ten policy years on a current basis. For policy years 11 and later, the charge will be 0.10% on a current basis. The current mortality and expense risk charges are lower than the guaranteed charges.

   For IL 2000, IL Plus, IL Plus Original Series, IL 99, IL Optimizer, IL Optimizer II, IL Legacy II and Corporate Owned Incentive Life(R) policies, there is an additional charge of 1.40% of any policy account value allocated to each segment of the Market Stabilizer Option on a current basis. The current percentage charge for MSO is lower than the guaranteed charge.

   Before amounts are remitted to the Account for Incentive Life, IL Plus Original Series, IL Protector, Incentive Life Plus, Incentive Life COLI, Incentive Life COLI '04, Corporate Owned Incentive Life, and the Series 2000 Policies, AXA Equitable deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium charge (Incentive Life Plus, Survivorship Incentive Life 1999, Survivorship Incentive Life '02, Incentive Life 1999, Incentive Life '02, Incentive Life '06, Incentive Life Legacy, Paramount Life, IL Protector, Incentive Life COLI '04, IL Optimizer, IL Optimizer II, SIL Legacy, IL Legacy II, Corporate Owned Incentive Life, and Series 2000 Policies) from premiums.

   Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

   Contractowners' accounts are assessed monthly by AXA Equitable for mortality cost of insurance and optional rider benefit charges and administrative charges. SP-Flex mortality and expense and administrative charges are deducted daily. These charges are withdrawn from the Accounts along with amounts for additional benefits and are included in Transfers for contract benefits and terminations and Contract maintenance charges. Policy loans are reported in the Statements of Changes in Net Assets, in Transfers between Variable Investment Options including guaranteed interest account, net. Surrenders are included in the Transfers for contract benefits and terminations.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

7. Contractowner Charges (Concluded)


   The table below lists all the fees charged by the Separate Account assessed as a redemption of units; the range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the Contract, election of riders, or Contractowner's account value. These charges are reflected as part of "Contractowners Transactions" in the Statement of Changes in Net Assets.

                                               WHEN CHARGE
               CHARGES                         IS DEDUCTED                     AMOUNT DEDUCTED                 HOW DEDUCTED
                -------                         -----------                    ---------------                  ------------
Riders                                  Monthly                     Amount varies depending on the         Unit liquidation from
                                                                    specifics of your policy. Depending    account value
                                                                    on the rider, may be additional
                                                                    charges deducted from premiums and
                                                                    upon exercise of a policy
                                                                    continuation benefit.

Death Benefit Guarantee (Guaranteed     Monthly                     LOW - $0.01 for each $1,000 of face    Unit liquidation from
Minimum Death Benefit Charge)                                       amount of the policy.                  account value

                                                                    HIGH - $0.02 for each $1,000 of face
                                                                    amount of the policy.

Charge for State and Local Tax Expense  At time of premium payment  Varies by state of residence of        Deducted from premium
                                                                    insured person.

Charge for Federal Tax Expenses         At time of premium payment  1.25%                                  Deducted from premium

Premium Charge                          At time of premium payment  Depending on the policy, varies from   Deducted from premium
                                                                    a flat fee of $2 to $250 to a range
                                                                    of 2.25% to 30% of premiums

Monthly administrative charges          Monthly                     LOW - $8 per month                     Unit liquidation from
                                                                                                           account value
                                                                    HIGH - Depending on face amount,
                                                                    policyholder age at issue and policy
                                                                    year, up to $55 per month.

                                                                    Depending on the policy, may also be
                                                                    a charge per $1,000 of face amount
                                                                    ranging from $0.03 to $0.70

Cost of Insurance (COI) and Rating      Monthly                     Amount varies depending upon           Unit liquidation from
charge                                                              specifics of policy.                   account value
                                                                    COI based upon amount at risk. Rating
                                                                    Charge
                                                                    based upon face amount of insurance.

Surrender, termination or decrease in   At time of transaction      The amount of surrender charges if     Unit liquidation from
face amount of policy during the first                              applicable is set forth in your        account value
10 or 15 years depending on Contract                                policy.

Partial Withdrawal                      At time of transaction.     $25 ( or if less, 2% of the            Unit liquidation from
                                                                    withdrawal), if applicable             account value

Increase in policy's face amount        At time of transaction.     $1.50 for each $1,000 of the increase  Unit liquidation from
                                                                    (but not more than $250 in total), if  account value
                                                                    applicable

Administrative Surrender Charge         At time of transaction.     $2 to $6 per 1,000 depending on issue  Unit liquidation from
                                                                    age which after the third year         account value
                                                                    declines if applicable

                                                                    Depending on the policy, may also be
                                                                    a charge per policy ranging from $450
                                                                    to $540 which after the third year
                                                                    declines

Transfers among investment options      At time of transaction.     LOW - $25 after 12 transfers if        Unit liquidation from
per policy year                                                     applicable                             account value
                                                                    HIGH - $25 per transfer

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014


8. Financial Highlights

   The ranges for the total return ratios and unit values correspond to the product groupings that produced the lowest and highest expense ratios. Due to the timing of the introduction of new products into the Variable Account, contract charges and related unit values and total returns may fall outside of the ranges presented in the financial highlights.

                                                                         YEARS ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------------
                                                            UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                 UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                 ---------- ----------------- ------------------- -------------- ---------
ALL ASSET AGGRESSIVE-ALT 25
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B        $110.99           --                   --              --         2.31%
      Highest contract charge 0.90% Class B       $109.35           --                   --              --         1.39%
      All contract charges                             --           31              $ 3,443            1.94%          --
2013  Lowest contract charge 0.00% Class B(c)     $108.48           --                   --              --         7.05%
      Highest contract charge 0.90% Class B(c)    $107.85           --                   --              --         6.44%
      All contract charges                             --           10              $ 1,140            2.57%          --
ALL ASSET GROWTH-ALT 20
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B        $136.49           --                   --              --         2.39%
      Highest contract charge 0.90% Class B       $130.82           --                   --              --         1.47%
      All contract charges                             --          131              $17,621            1.53%          --
2013  Lowest contract charge 0.00% Class B        $133.30           --                   --              --        14.13%
      Highest contract charge 0.90% Class B       $128.92           --                   --              --        13.10%
      All contract charges                             --          112              $14,861            1.46%          --
2012  Lowest contract charge 0.00% Class B        $116.80           --                   --              --        11.98%
      Highest contract charge 0.90% Class B       $113.99           --                   --              --        10.97%
      All contract charges                             --           94              $10,924            1.87%          --
2011  Lowest contract charge 0.00% Class B        $104.30           --                   --              --        (3.49)%
      Highest contract charge 0.90% Class B       $102.72           --                   --              --        (4.36)%
      All contract charges                             --           54              $ 5,611            2.12%          --
2010  Lowest contract charge 0.00% Class B(a)     $108.07           --                   --              --        17.91%
      Highest contract charge 0.90% Class B(a)    $107.40           --                   --              --        17.27%
      All contract charges                             --           15              $ 1,660            4.25%          --
ALL ASSET MODERATE GROWTH-ALT 15
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B        $107.48           --                   --              --         2.42%
      Highest contract charge 0.90% Class B       $105.90           --                   --              --         1.50%
      All contract charges                             --           28              $ 2,538            2.43%          --
2013  Lowest contract charge 0.00% Class B(c)     $104.94           --                   --              --         4.19%
      Highest contract charge 0.90% Class B(c)    $104.33           --                   --              --         3.62%
      All contract charges                             --            9              $   925            2.85%          --
AMERICAN CENTURY VP MID CAP VALUE FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class II       $185.71           --                   --              --        16.24%
      Highest contract charge 0.90% Class II      $178.00           --                   --              --        15.19%
      All contract charges                             --          222              $30,533            1.04%          --
2013  Lowest contract charge 0.00% Class II       $159.77           --                   --              --        29.89%
      Highest contract charge 0.90% Class II      $154.53           --                   --              --        28.73%
      All contract charges                             --          163              $22,584            1.08%          --
2012  Lowest contract charge 0.00% Class II       $123.00           --                   --              --        16.24%
      Highest contract charge 0.90% Class II      $120.04           --                   --              --        15.18%
      All contract charges                             --          119              $13,517            1.79%          --
2011  Lowest contract charge 0.00% Class II       $105.82           --                   --              --        (0.84)%
      Highest contract charge 0.90% Class II      $104.22           --                   --              --        (1.73)%
      All contract charges                             --          150              $15,606            1.26%          --
2010  Lowest contract charge 0.00% Class II(a)    $106.72           --                   --              --        18.21%
      Highest contract charge 0.90% Class II(a)   $106.06           --                   --              --        17.57%
      All contract charges                             --          107              $11,195            2.28%          --
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION FUND/SM/
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class 4        $114.71           --                   --              --         1.88%
      Highest contract charge 0.90% Class 4       $113.02           --                   --              --         0.96%
      All contract charges                             --           25              $ 1,829            0.08%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                             YEARS ENDED DECEMBER 31,
                                                     -------------------------------------------------------------------
                                                                  UNITS OUTSTANDING      ACCUMULATION       INVESTMENT
                                                     UNIT VALUE        (000'S)        UNIT VALUES (000'S) INCOME RATIO**
                                                     ----------   -----------------   ------------------- --------------
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION FUND/SM/ (CONTINUED)
2013     Lowest contract charge 0.00% Class 4(c)      $112.59            --                     --               --
         Highest contract charge 0.90% Class 4(c)     $111.94            --                     --               --
         All contract charges                              --             8                 $  869             0.17%
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)
         Unit Value 0.00% to 0.90%*
2014     Lowest contract charge 0.00% Class 4         $ 98.22            --                     --               --
         Highest contract charge 0.90% Class 4        $ 96.76            --                     --               --
         All contract charges                              --            88                 $3,904             1.51%
2013     Lowest contract charge 0.00% Class 4(c)      $106.91            --                     --               --
         Highest contract charge 0.90% Class 4(c)     $106.29            --                     --               --
         All contract charges                              --            16                 $  938             3.40%
AXA 400 MANAGED VOLATILITY
         Unit Value 0.00% to 0.90%*
2014     Lowest contract charge 0.00% Class B         $163.75            --                     --               --
         Highest contract charge 0.90% Class B        $156.94            --                     --               --
         All contract charges                              --            19                 $3,065             0.39%
2013     Lowest contract charge 0.00% Class B         $150.51            --                     --               --
         Highest contract charge 0.90% Class B        $145.56            --                     --               --
         All contract charges                              --            20                 $2,992             0.17%
2012     Lowest contract charge 0.00% Class B         $114.29            --                     --               --
         Highest contract charge 0.90% Class B        $111.55            --                     --               --
         All contract charges                              --            16                 $1,749             0.14%
2011     Lowest contract charge 0.00% Class B         $ 98.14            --                     --               --
         Highest contract charge 0.90% Class B        $ 96.65            --                     --               --
         All contract charges                              --            25                 $2,417             0.05%
2010     Lowest contract charge 0.00% Class B(a)      $106.93            --                     --               --
         Highest contract charge 0.90% Class B(a)     $106.26            --                     --               --
         All contract charges                              --             8                 $  804               --
AXA 500 MANAGED VOLATILITY
         Unit Value 0.00% to 0.90%*
2014     Lowest contract charge 0.00% Class B         $169.43            --                     --               --
         Highest contract charge 0.90% Class B        $162.40            --                     --               --
         All contract charges                              --            33                 $5,576             0.80%
2013     Lowest contract charge 0.00% Class B         $150.49            --                     --               --
         Highest contract charge 0.90% Class B        $145.55            --                     --               --
         All contract charges                              --            19                 $2,783             0.47%
2012     Lowest contract charge 0.00% Class B         $114.94            --                     --               --
         Highest contract charge 0.90% Class B        $112.17            --                     --               --
         All contract charges                              --            16                 $1,833             0.66%
2011     Lowest contract charge 0.00% Class B         $100.10            --                     --               --
         Highest contract charge 0.90% Class B        $ 98.58            --                     --               --
         All contract charges                              --            12                 $1,249             0.57%
2010     Lowest contract charge 0.00% Class B(a)      $104.00            --                     --               --
         Highest contract charge 0.90% Class B(a)     $103.35            --                     --               --
         All contract charges                              --             6                 $  618             0.47%
AXA 2000 MANAGED VOLATILITY
         Unit Value 0.00% to 0.90%*
2014     Lowest contract charge 0.00% Class B         $156.13            --                     --               --
         Highest contract charge 0.90% Class B        $149.64            --                     --               --
         All contract charges                              --            17                 $2,546             0.16%
2013     Lowest contract charge 0.00% Class B         $150.04            --                     --               --
         Highest contract charge 0.90% Class B        $145.12            --                     --               --
         All contract charges                              --            14                 $2,132             0.12%
2012     Lowest contract charge 0.00% Class B         $109.21            --                     --               --
         Highest contract charge 0.90% Class B        $106.58            --                     --               --
         All contract charges                              --            12                 $1,303             0.33%

                                            --------
                                              TOTAL
                                            RETURN***
                                            ---------

Lowest contract charge 0.00% Class 4(c)       10.13%
Highest contract charge 0.90% Class 4(c)       9.53%
All contract charges                             --

Unit Value 0.00% to 0.90%*
Lowest contract charge 0.00% Class 4          (8.13)%
Highest contract charge 0.90% Class 4         (8.97)%
All contract charges                             --
Lowest contract charge 0.00% Class 4(c)        5.36%
Highest contract charge 0.90% Class 4(c)       4.78%
All contract charges                             --

Unit Value 0.00% to 0.90%*
Lowest contract charge 0.00% Class B           8.80%
Highest contract charge 0.90% Class B          7.82%
All contract charges                             --
Lowest contract charge 0.00% Class B          31.69%
Highest contract charge 0.90% Class B         30.49%
All contract charges                             --
Lowest contract charge 0.00% Class B          16.46%
Highest contract charge 0.90% Class B         15.42%
All contract charges                             --
Lowest contract charge 0.00% Class B          (8.22)%
Highest contract charge 0.90% Class B         (9.04)%
All contract charges                             --
Lowest contract charge 0.00% Class B(a)       21.45%
Highest contract charge 0.90% Class B(a)      20.79%
All contract charges                             --

Unit Value 0.00% to 0.90%*
Lowest contract charge 0.00% Class B          12.59%
Highest contract charge 0.90% Class B         11.58%
All contract charges                             --
Lowest contract charge 0.00% Class B          30.93%
Highest contract charge 0.90% Class B         29.76%
All contract charges                             --
Lowest contract charge 0.00% Class B          14.83%
Highest contract charge 0.90% Class B         13.79%
All contract charges                             --
Lowest contract charge 0.00% Class B          (3.75)%
Highest contract charge 0.90% Class B         (4.62)%
All contract charges
Lowest contract charge 0.00% Class B(a)       17.17%
Highest contract charge 0.90% Class B(a)      16.53%
All contract charges                             --

Unit Value 0.00% to 0.90%*
Lowest contract charge 0.00% Class B           4.06%
Highest contract charge 0.90% Class B          3.11%
All contract charges                             --
Lowest contract charge 0.00% Class B          37.39%
Highest contract charge 0.90% Class B         36.16%
All contract charges                             --
Lowest contract charge 0.00% Class B          15.44%
Highest contract charge 0.90% Class B         14.41%
All contract charges                             --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                        YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------
                                                           UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                ---------- ----------------- ------------------- -------------- ---------
AXA 2000 MANAGED VOLATILITY (CONTINUED)
2011  Lowest contract charge 0.00% Class B       $ 94.60           --                   --              --       (10.55)%
      Highest contract charge 0.90% Class B      $ 93.16           --                   --              --       (11.36)%
      All contract charges                            --           10              $   904            0.47%          --
2010  Lowest contract charge 0.00% Class B(a)    $105.76           --                   --              --        21.27%
      Highest contract charge 0.90% Class B(a)   $105.10           --                   --              --        20.60%
      All contract charges                            --            6              $   594            0.08%          --
AXA AGGRESSIVE ALLOCATION
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A       $206.85           --                   --              --         4.72%
      Highest contract charge 0.90% Class A      $186.85           --                   --              --         3.78%
      All contract charges                            --          344              $63,147            1.55%          --
2013  Lowest contract charge 0.00% Class A       $197.53           --                   --              --        26.44%
      Highest contract charge 0.90% Class A      $180.05           --                   --              --        25.30%
      All contract charges                            --          356              $64,839            2.51%          --
2012  Lowest contract charge 0.00% Class A       $156.23           --                   --              --        14.17%
      Highest contract charge 0.90% Class A      $143.70           --                   --              --        13.15%
      All contract charges                            --          405              $58,114            0.84%          --
2011  Lowest contract charge 0.00% Class A       $136.84           --                   --              --        (7.27)%
      Highest contract charge 0.90% Class A      $127.00           --                   --              --        (8.11)%
      All contract charges                            --          464              $59,678            1.38%          --
2010  Lowest contract charge 0.00% Class A       $147.57           --                   --              --        13.36%
      Highest contract charge 0.90% Class A      $138.21           --                   --              --        12.34%
      All contract charges                            --          517              $73,607            1.76%          --
AXA AGGRESSIVE ALLOCATION
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B       $202.64           --                   --              --         4.72%
      Highest contract charge 0.60% Class B      $189.38           --                   --              --         4.09%
      All contract charges                            --          396              $79,584            1.55%          --
2013  Lowest contract charge 0.00% Class B       $193.51           --                   --              --        26.43%
      Highest contract charge 0.60% Class B      $181.94           --                   --              --        25.68%
      All contract charges                            --          413              $79,125            2.51%          --
2012  Lowest contract charge 0.00% Class B       $153.06           --                   --              --        14.17%
      Highest contract charge 0.60% Class B      $144.77           --                   --              --        13.48%
      All contract charges                            --          413              $62,581            0.84%          --
2011  Lowest contract charge 0.00% Class B       $134.06           --                   --              --        (7.50)%
      Highest contract charge 0.60% Class B      $127.57           --                   --              --        (8.05)%
      All contract charges                            --          414              $54,953            1.38%          --
2010  Lowest contract charge 0.00% Class B       $144.93           --                   --              --        13.08%
      Highest contract charge 0.90% Class B      $135.74           --                   --              --        12.06%
      All contract charges                            --          383              $55,053            1.76%          --
AXA BALANCED STRATEGY
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class B       $140.75           --                   --              --         4.40%
      Highest contract charge 0.00% Class B      $140.75           --                   --              --         4.40%
      All contract charges                            --          141              $19,802            1.21%          --
2013  Lowest contract charge 0.00% Class B       $134.82           --                   --              --        13.66%
      Highest contract charge 0.00% Class B      $134.82           --                   --              --        13.66%
      All contract charges                            --          119              $16,003            2.27%          --
2012  Lowest contract charge 0.00% Class B       $118.62           --                   --              --         8.54%
      Highest contract charge 0.00% Class B      $118.62           --                   --              --         8.54%
      All contract charges                            --           77              $ 9,132            0.93%          --
2011  Lowest contract charge 0.00% Class B       $109.29           --                   --              --        (2.39)%
      Highest contract charge 0.00% Class B      $109.29           --                   --              --        (2.39)%
      All contract charges                            --           44              $ 4,805            1.59%          --
2010  Lowest contract charge 0.00% Class B       $111.97           --                   --              --        10.05%
      Highest contract charge 0.00% Class B      $111.97           --                   --              --        10.05%
      All contract charges                            --           15              $ 1,657            4.46%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
AXA CONSERVATIVE ALLOCATION
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $152.98           --                   --              --         2.62%
      Highest contract charge 0.90% Class A   $138.19           --                   --              --         1.69%
      All contract charges                         --          288              $25,804            0.83%          --
2013  Lowest contract charge 0.00% Class A    $149.08           --                   --              --         4.33%
      Highest contract charge 0.90% Class A   $135.89           --                   --              --         3.39%
      All contract charges                         --          299              $27,385            0.93%          --
2012  Lowest contract charge 0.00% Class A    $142.89           --                   --              --         4.58%
      Highest contract charge 0.90% Class A   $131.43           --                   --              --         3.64%
      All contract charges                         --          284              $28,647            0.83%          --
2011  Lowest contract charge 0.00% Class A    $136.63           --                   --              --         2.15%
      Highest contract charge 0.90% Class A   $126.81           --                   --              --         1.24%
      All contract charges                         --          252              $29,188            2.05%          --
2010  Lowest contract charge 0.00% Class A    $133.75           --                   --              --         7.54%
      Highest contract charge 0.90% Class A   $125.26           --                   --              --         6.57%
      All contract charges                         --          165              $20,469            2.30%          --
AXA CONSERVATIVE ALLOCATION
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $149.86           --                   --              --         2.62%
      Highest contract charge 0.60% Class B   $140.05           --                   --              --         2.00%
      All contract charges                         --           71              $10,374            0.83%          --
2013  Lowest contract charge 0.00% Class B    $146.04           --                   --              --         4.34%
      Highest contract charge 0.60% Class B   $137.31           --                   --              --         3.72%
      All contract charges                         --           71              $10,126            0.93%          --
2012  Lowest contract charge 0.00% Class B    $139.97           --                   --              --         4.58%
      Highest contract charge 0.60% Class B   $132.39           --                   --              --         3.95%
      All contract charges                         --           76              $10,376            0.83%          --
2011  Lowest contract charge 0.00% Class B    $133.84           --                   --              --         1.90%
      Highest contract charge 0.60% Class B   $127.36           --                   --              --         1.29%
      All contract charges                         --           72              $ 9,457            2.05%          --
2010  Lowest contract charge 0.00% Class B    $131.35           --                   --              --         7.27%
      Highest contract charge 0.90% Class B   $123.01           --                   --              --         6.30%
      All contract charges                         --           68              $ 8,753            2.30%          --
AXA CONSERVATIVE GROWTH STRATEGY
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class B    $134.36           --                   --              --         3.82%
      Highest contract charge 0.00% Class B   $134.36           --                   --              --         3.82%
      All contract charges                         --           40              $ 5,395            1.11%          --
2013  Lowest contract charge 0.00% Class B    $129.42           --                   --              --        10.51%
      Highest contract charge 0.00% Class B   $129.42           --                   --              --        10.51%
      All contract charges                         --           32              $ 4,200            1.75%          --
2012  Lowest contract charge 0.00% Class B    $117.11           --                   --              --         7.20%
      Highest contract charge 0.00% Class B   $117.11           --                   --              --         7.20%
      All contract charges                         --           28              $ 3,305            1.28%          --
2011  Lowest contract charge 0.00% Class B    $109.24           --                   --              --        (1.39)%
      Highest contract charge 0.00% Class B   $109.24           --                   --              --        (1.39)%
      All contract charges                         --           10              $ 1,114            1.49%          --
2010  Lowest contract charge 0.00% Class B    $110.78           --                   --              --         9.15%
      Highest contract charge 0.00% Class B   $110.78           --                   --              --         9.15%
      All contract charges                         --            5              $   506            3.58%          --
AXA CONSERVATIVE STRATEGY
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class B    $121.89           --                   --              --         2.61%
      Highest contract charge 0.00% Class B   $121.89           --                   --              --         2.61%
      All contract charges                         --           16              $ 1,930            0.86%          --
2013  Lowest contract charge 0.00% Class B    $118.79           --                   --              --         4.38%
      Highest contract charge 0.00% Class B   $118.79           --                   --              --         4.38%
      All contract charges                         --           13              $ 1,509            1.16%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
AXA CONSERVATIVE STRATEGY (CONTINUED)
2012  Lowest contract charge 0.00% Class B    $113.81           --                   --              --         4.48%
      Highest contract charge 0.00% Class B   $113.81           --                   --              --         4.48%
      All contract charges                         --           10              $ 1,129            1.11%          --
2011  Lowest contract charge 0.00% Class B    $108.93           --                   --              --         0.72%
      Highest contract charge 0.00% Class B   $108.93           --                   --              --         0.72%
      All contract charges                         --            8              $   870            1.35%          --
2010  Lowest contract charge 0.00% Class B    $108.15           --                   --              --         7.28%
      Highest contract charge 0.00% Class B   $108.15           --                   --              --         7.28%
      All contract charges                         --            6              $   696            3.35%          --
AXA CONSERVATIVE-PLUS ALLOCATION
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $165.98           --                   --              --         3.16%
      Highest contract charge 0.90% Class A   $149.93           --                   --              --         2.23%
      All contract charges                         --          179              $19,858            0.99%          --
2013  Lowest contract charge 0.00% Class A    $160.89           --                   --              --        10.24%
      Highest contract charge 0.90% Class A   $146.66           --                   --              --         9.25%
      All contract charges                         --          159              $20,835            1.36%          --
2012  Lowest contract charge 0.00% Class A    $145.95           --                   --              --         7.37%
      Highest contract charge 0.90% Class A   $134.24           --                   --              --         6.40%
      All contract charges                         --          164              $20,312            0.81%          --
2011  Lowest contract charge 0.00% Class A    $135.93           --                   --              --        (0.46)%
      Highest contract charge 0.90% Class A   $126.16           --                   --              --        (1.35)%
      All contract charges                         --          174              $20,541            1.64%          --
2010  Lowest contract charge 0.00% Class A    $136.56           --                   --              --         9.34%
      Highest contract charge 0.90% Class A   $127.89           --                   --              --         8.36%
      All contract charges                         --          206              $25,053            1.91%          --
AXA CONSERVATIVE-PLUS ALLOCATION
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $162.60           --                   --              --         3.16%
      Highest contract charge 0.60% Class B   $151.95           --                   --              --         2.54%
      All contract charges                         --           94              $15,106            0.99%          --
2013  Lowest contract charge 0.00% Class B    $157.62           --                   --              --        10.24%
      Highest contract charge 0.60% Class B   $148.19           --                   --              --         9.58%
      All contract charges                         --           95              $14,739            1.36%          --
2012  Lowest contract charge 0.00% Class B    $142.98           --                   --              --         7.37%
      Highest contract charge 0.60% Class B   $135.24           --                   --              --         6.73%
      All contract charges                         --          100              $13,996            0.81%          --
2011  Lowest contract charge 0.00% Class B    $133.16           --                   --              --        (0.71)%
      Highest contract charge 0.60% Class B   $126.71           --                   --              --        (1.31)%
      All contract charges                         --          101              $13,152            1.64%          --
2010  Lowest contract charge 0.00% Class B    $134.11           --                   --              --         9.07%
      Highest contract charge 0.90% Class B   $125.60           --                   --              --         8.09%
      All contract charges                         --           98              $12,914            1.91%          --
AXA GLOBAL EQUITY MANAGED VOLATILITY
      Unit Value 0.00%*
2014  Lowest contract charge 0.00% Class A    $507.81           --                   --              --         1.69%
      Highest contract charge 0.00% Class A   $507.81           --                   --              --         1.69%
      All contract charges                         --          106              $31,716            0.95%          --
2013  Lowest contract charge 0.00% Class A    $499.38           --                   --              --        20.36%
      Highest contract charge 0.00% Class A   $499.38           --                   --              --        20.36%
      All contract charges                         --          133              $34,325            0.82%          --
2012  Lowest contract charge 0.00% Class A    $414.92           --                   --              --        16.98%
      Highest contract charge 0.00% Class A   $414.92           --                   --              --        16.98%
      All contract charges                         --          103              $30,208            1.35%          --
2011  Lowest contract charge 0.00% Class A    $354.68           --                   --              --       (12.06)%
      Highest contract charge 0.00% Class A   $354.68           --                   --              --       (12.06)%
      All contract charges                         --          111              $31,042            1.72%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                          YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------------------------------------
                                                             UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                  UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                  ---------- ----------------- ------------------- -------------- ---------
AXA GLOBAL EQUITY MANAGED VOLATILITY (CONTINUED)
2010     Lowest contract charge 0.00% Class A      $403.34           --                   --              --        11.68%
         Highest contract charge 0.00% Class A     $403.34           --                   --              --        11.68%
         All contract charges                           --          107             $ 36,616            1.07%          --
AXA GLOBAL EQUITY MANAGED VOLATILITY
         Unit Value 0.00% to 0.90%*
2014     Lowest contract charge 0.00% Class B      $272.26           --                   --              --         1.68%
         Highest contract charge 0.90% Class B     $232.70           --                   --              --         0.77%
         All contract charges                           --          478             $121,576            0.95%          --
2013     Lowest contract charge 0.00% Class B      $267.75           --                   --              --        20.36%
         Highest contract charge 0.90% Class B     $230.92           --                   --              --        19.28%
         All contract charges                           --          523             $131,082            0.82%          --
2012     Lowest contract charge 0.00% Class B      $222.46           --                   --              --        16.99%
         Highest contract charge 0.90% Class B     $193.60           --                   --              --        15.93%
         All contract charges                           --          586             $122,383            1.35%          --
2011     Lowest contract charge 0.00% Class B      $190.16           --                   --              --       (12.32)%
         Highest contract charge 0.90% Class B     $167.00           --                   --              --       (13.10)%
         All contract charges                           --          746             $134,145            1.72%          --
2010     Lowest contract charge 0.00% Class B      $216.87           --                   --              --        11.45%
         Highest contract charge 0.90% Class B     $192.18           --                   --              --        10.45%
         All contract charges                           --          912             $188,318            1.07%          --
AXA GROWTH STRATEGY
         Unit Value 0.00% to 0.00%*
2014     Lowest contract charge 0.00% Class B      $154.35           --                   --              --         5.62%
         Highest contract charge 0.00% Class B     $154.35           --                   --              --         5.62%
         All contract charges                           --          223             $ 34,422            1.64%          --
2013     Lowest contract charge 0.00% Class B      $146.14           --                   --              --        20.20%
         Highest contract charge 0.00% Class B     $146.14           --                   --              --        20.20%
         All contract charges                           --          157             $ 22,986            2.98%          --
2012     Lowest contract charge 0.00% Class B      $121.58           --                   --              --        11.21%
         Highest contract charge 0.00% Class B     $121.58           --                   --              --        11.21%
         All contract charges                           --          107             $ 12,965            0.91%          --
2011     Lowest contract charge 0.00% Class B      $109.32           --                   --              --        (4.41)%
         Highest contract charge 0.00% Class B     $109.32           --                   --              --        (4.41)%
         All contract charges                           --           68             $  7,470            1.62%          --
2010     Lowest contract charge 0.00% Class B      $114.36           --                   --              --        11.69%
         Highest contract charge 0.00% Class B     $114.36           --                   --              --        11.69%
         All contract charges                           --           19             $  2,172            3.11%          --
AXA INTERNATIONAL CORE MANAGED VOLATILITY(D)
         Unit Value 0.00% to 0.60%*
2014     Lowest contract charge 0.00% Class A      $229.84           --                   --              --        (6.24)%
         Highest contract charge 0.60% Class A     $167.11           --                   --              --        (6.80)%
         All contract charges                           --           71             $ 16,150            1.75%          --
2013     Lowest contract charge 0.00% Class A      $245.13           --                   --              --        17.51%
         Highest contract charge 0.60% Class A     $179.31           --                   --              --        16.80%
         All contract charges                           --           26             $  6,022            0.84%          --
2012     Lowest contract charge 0.00% Class A      $208.61           --                   --              --        16.31%
         Highest contract charge 0.60% Class A     $153.52           --                   --              --        15.61%
         All contract charges                           --           29             $  6,031            1.49%          --
2011     Lowest contract charge 0.00% Class A      $179.36           --                   --              --       (16.72)%
         Highest contract charge 0.60% Class A     $132.79           --                   --              --       (17.22)%
         All contract charges                           --           30             $  5,139            2.81%          --
2010     Lowest contract charge 0.00% Class A      $215.36           --                   --              --         9.48%
         Highest contract charge 0.60% Class A     $160.41           --                   --              --         8.83%
         All contract charges                           --           30             $  6,193            1.85%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                        YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------
                                                           UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                ---------- ----------------- ------------------- -------------- ---------
AXA INTERNATIONAL CORE MANAGED VOLATILITY(D)
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B       $148.95           --                   --              --        (6.24)%
      Highest contract charge 0.90% Class B      $129.25           --                   --              --        (7.08)%
      All contract charges                            --          381              $53,327            1.75%          --
2013  Lowest contract charge 0.00% Class B       $158.86           --                   --              --        17.52%
      Highest contract charge 0.90% Class B      $139.10           --                   --              --        16.46%
      All contract charges                            --          169              $25,657            0.84%          --
2012  Lowest contract charge 0.00% Class B       $135.18           --                   --              --        16.31%
      Highest contract charge 0.90% Class B      $119.44           --                   --              --        15.27%
      All contract charges                            --          186              $23,955            1.49%          --
2011  Lowest contract charge 0.00% Class B       $116.22           --                   --              --       (16.93)%
      Highest contract charge 0.90% Class B      $103.62           --                   --              --       (17.68)%
      All contract charges                            --          196              $21,687            2.81%          --
2010  Lowest contract charge 0.00% Class B       $139.91           --                   --              --         9.22%
      Highest contract charge 0.90% Class B      $125.87           --                   --              --         8.24%
      All contract charges                            --          200              $26,624            1.85%          --
AXA INTERNATIONAL MANAGED VOLATILITY
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B       $116.49           --                   --              --        (6.44)%
      Highest contract charge 0.90% Class B      $111.65           --                   --              --        (7.28)%
      All contract charges                            --           15              $ 1,627            0.79%          --
2013  Lowest contract charge 0.00% Class B       $124.51           --                   --              --        21.11%
      Highest contract charge 0.90% Class B      $120.42           --                   --              --        20.01%
      All contract charges                            --           13              $ 1,617            0.00%          --
2012  Lowest contract charge 0.00% Class B       $102.81           --                   --              --        16.59%
      Highest contract charge 0.90% Class B      $100.34           --                   --              --        15.55%
      All contract charges                            --           17              $ 1,836            0.64%          --
2011  Lowest contract charge 0.00% Class B       $ 88.18           --                   --              --       (16.05)%
      Highest contract charge 0.90% Class B      $ 86.84           --                   --              --       (16.80)%
      All contract charges                            --           17              $ 1,507            2.58%          --
2010  Lowest contract charge 0.00% Class B(a)    $105.04           --                   --              --        22.34%
      Highest contract charge 0.90% Class B(a)   $104.38           --                   --              --        21.67%
      All contract charges                            --            5              $   524            1.32%          --
AXA INTERNATIONAL VALUE MANAGED VOLATILITY
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A       $222.03           --                   --              --        (7.18)%
      Highest contract charge 0.60% Class A      $159.53           --                   --              --        (7.74)%
      All contract charges                            --          108              $17,611            1.58%          --
2013  Lowest contract charge 0.00% Class A       $239.20           --                   --              --        19.32%
      Highest contract charge 0.60% Class A      $172.91           --                   --              --        18.61%
      All contract charges                            --          115              $20,425            1.14%          --
2012  Lowest contract charge 0.00% Class A       $200.47           --                   --              --        17.47%
      Highest contract charge 0.60% Class A      $145.78           --                   --              --        16.76%
      All contract charges                            --          118              $18,610            1.80%          --
2011  Lowest contract charge 0.00% Class A       $170.66           --                   --              --       (15.92)%
      Highest contract charge 0.60% Class A      $124.85           --                   --              --       (16.43)%
      All contract charges                            --          116              $17,306            1.92%          --
2010  Lowest contract charge 0.00% Class A       $202.98           --                   --              --         6.34%
      Highest contract charge 0.60% Class A      $149.39           --                   --              --         5.70%
      All contract charges                            --          115              $21,697            0.77%          --
AXA INTERNATIONAL VALUE MANAGED VOLATILITY
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B       $162.31           --                   --              --        (7.18)%
      Highest contract charge 0.90% Class B      $155.04           --                   --              --        (8.01)%
      All contract charges                            --          428              $69,318            1.58%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
AXA INTERNATIONAL VALUE MANAGED VOLATILITY (CONTINUED)
2013  Lowest contract charge 0.00% Class B    $174.86           --                   --              --        19.33%
      Highest contract charge 0.90% Class B   $168.54           --                   --              --        18.26%
      All contract charges                         --          455             $ 79,896            1.14%          --
2012  Lowest contract charge 0.00% Class B    $146.54           --                   --              --        17.47%
      Highest contract charge 0.90% Class B   $142.52           --                   --              --        16.41%
      All contract charges                         --          488             $ 72,013            1.80%          --
2011  Lowest contract charge 0.00% Class B    $124.75           --                   --              --       (16.16)%
      Highest contract charge 0.90% Class B   $122.43           --                   --              --       (16.92)%
      All contract charges                         --          591             $ 74,631            1.92%          --
2010  Lowest contract charge 0.00% Class B    $148.80           --                   --              --         6.07%
      Highest contract charge 0.90% Class B   $147.37           --                   --              --         5.12%
      All contract charges                         --          707             $107,054            0.77%          --
AXA LARGE CAP CORE MANAGED VOLATILITY(G)
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $264.85           --                   --              --        11.62%
      Highest contract charge 0.60% Class A   $186.84           --                   --              --        10.95%
      All contract charges                         --           22             $  5,334            1.12%          --
2013  Lowest contract charge 0.00% Class A    $237.27           --                   --              --        31.55%
      Highest contract charge 0.60% Class A   $168.40           --                   --              --        30.76%
      All contract charges                         --            6             $  1,158            0.55%          --
2012  Lowest contract charge 0.00% Class A    $180.37           --                   --              --        14.99%
      Highest contract charge 0.60% Class A   $128.79           --                   --              --        14.30%
      All contract charges                         --            6             $    878            1.38%          --
2011  Lowest contract charge 0.00% Class A    $156.86           --                   --              --        (3.98)%
      Highest contract charge 0.60% Class A   $112.68           --                   --              --        (4.56)%
      All contract charges                         --            5             $    765            1.13%          --
2010  Lowest contract charge 0.00% Class A    $163.37           --                   --              --        14.44%
      Highest contract charge 0.60% Class A   $118.06           --                   --              --        13.76%
      All contract charges                         --            4             $    522            0.92%          --
AXA LARGE CAP CORE MANAGED VOLATILITY(G)
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $170.54           --                   --              --        11.62%
      Highest contract charge 0.90% Class B   $148.14           --                   --              --        10.62%
      All contract charges                         --          143             $ 23,572            1.12%          --
2013  Lowest contract charge 0.00% Class B    $152.79           --                   --              --        31.56%
      Highest contract charge 0.90% Class B   $133.92           --                   --              --        30.37%
      All contract charges                         --          112             $ 16,518            0.55%          --
      Lowest contract charge 0.00% Class B    $116.14           --                   --              --        14.99%
      Highest contract charge 0.90% Class B   $102.72           --                   --              --        13.94%
      All contract charges                         --           93             $ 10,373            1.38%          --
2011  Lowest contract charge 0.00% Class B    $101.00           --                   --              --        (4.24)%
      Highest contract charge 0.90% Class B   $ 90.15           --                   --              --        (5.10)%
      All contract charges                         --           69             $  6,588            1.59%          --
2010  Lowest contract charge 0.00% Class B    $105.47           --                   --               1        14.19%
      Highest contract charge 0.90% Class B   $ 94.99           --                   --              --        13.16%
      All contract charges                         --           73             $  7,300            0.92%          --
AXA LARGE CAP GROWTH MANAGED VOLATILITY(H)
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $327.51           --                   --              --        11.08%
      Highest contract charge 0.60% Class A   $204.77           --                   --              --        10.42%
      All contract charges                         --          149             $ 45,164            0.24%          --
2013  Lowest contract charge 0.00% Class A    $294.83           --                   --              --        35.39%
      Highest contract charge 0.60% Class A   $185.44           --                   --              --        34.57%
      All contract charges                         --           34             $  9,623            0.17%          --
2012  Lowest contract charge 0.00% Class A    $217.77           --                   --              --        13.74%
      Highest contract charge 0.60% Class A   $137.80           --                   --              --        13.06%
      All contract charges                         --           34             $  7,145            0.57%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------------------------------------
                                                                   UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                        ---------- ----------------- ------------------- -------------- ---------
AXA LARGE CAP GROWTH MANAGED VOLATILITY(H) (CONTINUED)
2011        Lowest contract charge 0.00% Class A         $191.46            --                  --              --        (3.29)%
            Highest contract charge 0.60% Class A        $121.88            --                  --              --        (3.87)%
            All contract charges                              --            37            $  6,637            0.41%          --
2010        Lowest contract charge 0.00% Class A         $197.97            --                  --              --        14.34%
            Highest contract charge 0.60% Class A        $126.79            --                  --              --        13.65%
            All contract charges                              --            40            $  7,400            0.38%          --
AXA LARGE CAP GROWTH MANAGED VOLATILITY(H)
            Unit Value 0.00% to 0.90%*
2014        Lowest contract charge 0.00% Class B         $312.59            --                  --              --        11.09%
            Highest contract charge 0.90% Class B        $266.44            --                  --              --        10.09%
            All contract charges                              --           759            $209,579            0.24%          --
2013        Lowest contract charge 0.00% Class B         $281.39            --                  --              --        35.39%
            Highest contract charge 0.90% Class B        $242.03            --                  --              --        34.18%
            All contract charges                              --           547            $136,867            0.17%          --
2012        Lowest contract charge 0.00% Class B         $207.84            --                  --              --        13.74%
            Highest contract charge 0.90% Class B        $180.38            --                  --              --        12.71%
            All contract charges                              --           604            $112,012            0.57%          --
2011        Lowest contract charge 0.00% Class B         $182.73            --                  --              --        (3.66)%
            Highest contract charge 0.90% Class B        $160.04            --                  --              --        (4.52)%
            All contract charges                              --           668            $108,960            0.41%          --
2010        Lowest contract charge 0.00% Class B         $189.68            --                  --              --        14.45%
            Highest contract charge 0.90% Class B        $167.62            --                  --              --        13.42%
            All contract charges                              --           730            $125,022            0.38%          --
AXA LARGE CAP VALUE MANAGED VOLATILITY(E)
            Unit Value 0.00% to 0.90%*
2014        Lowest contract charge 0.00% Class A         $253.29            --                  --              --        12.23%
            Highest contract charge 0.90% Class A        $192.21            --                  --              --        11.22%
            All contract charges                              --         1,383            $288,312            1.39%          --
2013        Lowest contract charge 0.00% Class A         $225.69            --                  --              --        32.47%
            Highest contract charge 0.90% Class A        $172.82            --                  --              --        31.28%
            All contract charges                              --         1,413            $262,719            1.05%          --
2012        Lowest contract charge 0.00% Class A         $170.37            --                  --              --        15.86%
            Highest contract charge 0.90% Class A        $131.64            --                  --              --        14.81%
            All contract charges                              --         1,574            $221,696            1.56%          --
2011        Lowest contract charge 0.00% Class A         $147.05            --                  --              --        (4.80)%
            Highest contract charge 0.90% Class A        $114.66            --                  --              --        (5.65)%
            All contract charges                              --         1,780            $217,111            1.24%          --
2010        Lowest contract charge 0.00% Class A         $154.46            --                  --              --        12.90%
            Highest contract charge 0.90% Class A        $121.53            --                  --              --        11.89%
            All contract charges                              --         2,194            $280,328            1.28%          --
AXA LARGE CAP VALUE MANAGED VOLATILITY(E)
            Unit Value 0.00% to 0.90%*
2014        Lowest contract charge 0.00% Class B         $188.82            --                  --              --        12.23%
            Highest contract charge 0.90% Class B        $189.72            --                  --              --        11.22%
            All contract charges                              --           695            $137,376            1.39%          --
2013        Lowest contract charge 0.00% Class B         $168.25            --                  --              --        32.48%
            Highest contract charge 0.90% Class B        $170.58            --                  --              --        31.28%
            All contract charges                              --           671            $119,182            1.05%          --
2012        Lowest contract charge 0.00% Class B         $127.00            --                  --              --        15.85%
            Highest contract charge 0.90% Class B        $129.94            --                  --              --        14.82%
            All contract charges                              --           732            $ 98,736            1.56%          --
2011        Lowest contract charge 0.00% Class B         $109.62            --                  --              --        (5.07)%
            Highest contract charge 0.90% Class B        $113.17            --                  --              --        (5.93)%
            All contract charges                              --           808            $ 94,538            1.24%          --
2010        Lowest contract charge 0.00% Class B         $115.48            --                  --              --        12.68%
            Highest contract charge 0.90% Class B        $120.30            --                  --              --        11.67%
            All contract charges                              --           889            $110,353            1.28%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
AXA MID CAP VALUE MANAGED VOLATILITY
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $338.70            --                   --             --        10.87%
      Highest contract charge 0.90% Class A   $268.73            --                   --             --         9.87%
      All contract charges                         --           728           $  208,857           0.58%          --
2013  Lowest contract charge 0.00% Class A    $305.49            --                   --             --        33.07%
      Highest contract charge 0.90% Class A   $244.58            --                   --             --        31.88%
      All contract charges                         --           795           $  207,034           0.51%          --
2012  Lowest contract charge 0.00% Class A    $229.56            --                   --             --        18.63%
      Highest contract charge 0.90% Class A   $185.46            --                   --             --        17.56%
      All contract charges                         --           880           $  174,284           1.20%          --
2011  Lowest contract charge 0.00% Class A    $193.51            --                   --             --        (9.10)%
      Highest contract charge 0.90% Class A   $157.76            --                   --             --        (9.92)%
      All contract charges                         --           991           $  166,808           1.03%          --
2010  Lowest contract charge 0.00% Class A    $212.88            --                   --             --        22.51%
      Highest contract charge 0.90% Class A   $175.13            --                   --             --        21.41%
      All contract charges                         --         1,201           $  224,689           1.21%          --
AXA MID CAP VALUE MANAGED VOLATILITY
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class B    $313.94            --                   --             --        10.87%
      Highest contract charge 0.00% Class B   $313.94            --                   --             --        10.87%
      All contract charges                         --            41           $   12,879           0.58%          --
2013  Lowest contract charge 0.00% Class B    $283.15            --                   --             --        33.07%
      Highest contract charge 0.00% Class B   $283.15            --                   --             --        33.07%
      All contract charges                         --            44           $   12,435           0.51%          --
2012  Lowest contract charge 0.00% Class B    $212.78            --                   --             --        18.63%
      Highest contract charge 0.00% Class B   $212.78            --                   --             --        18.63%
      All contract charges                         --            44           $    9,428           1.20%          --
2011  Lowest contract charge 0.00% Class B    $179.36            --                   --             --        (9.43)%
      Highest contract charge 0.00% Class B   $179.36            --                   --             --        (9.43)%
      All contract charges                         --            44           $    7,937           1.03%          --
2010  Lowest contract charge 0.00% Class B    $198.04            --                   --             --        22.46%
      Highest contract charge 0.90% Class B   $138.07            --                   --             --        21.41%
      All contract charges                         --            44           $    8,642           1.21%          --
AXA MODERATE ALLOCATION
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $356.38            --                   --             --         3.03%
      Highest contract charge 0.90% Class A   $315.41            --                   --             --         2.10%
      All contract charges                         --         1,531           $  839,961           1.07%          --
2013  Lowest contract charge 0.00% Class A    $345.90            --                   --             --        13.11%
      Highest contract charge 0.90% Class A   $308.91            --                   --             --        12.09%
      All contract charges                         --         1,601           $  898,254           1.57%          --
2012  Lowest contract charge 0.00% Class A    $305.80            --                   --             --         8.80%
      Highest contract charge 0.90% Class A   $275.58            --                   --             --         7.82%
      All contract charges                         --         1,765           $  876,394           0.76%          --
2011  Lowest contract charge 0.00% Class A    $281.06            --                   --             --        (2.15)%
      Highest contract charge 0.90% Class A   $255.59            --                   --             --        (3.03)%
      All contract charges                         --         1,904           $  904,360           1.67%          --
2010  Lowest contract charge 0.00% Class A    $287.23            --                   --             --        10.18%
      Highest contract charge 0.90% Class A   $263.57            --                   --             --         9.19%
      All contract charges                         --         2,084           $1,030,819           2.31%          --
AXA MODERATE ALLOCATION
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $175.47            --                   --             --         3.03%
      Highest contract charge 0.60% Class B   $163.12            --                   --             --         2.41%
      All contract charges                         --           929           $  157,713           1.07%          --
2013  Lowest contract charge 0.00% Class B    $170.31            --                   --             --        13.12%
      Highest contract charge 0.60% Class B   $159.28            --                   --             --        12.44%
      All contract charges                         --           942           $  155,415           1.57%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
AXA MODERATE ALLOCATION (CONTINUED)
2012  Lowest contract charge 0.00% Class B    $150.56            --                  --              --         8.80%
      Highest contract charge 0.60% Class B   $141.66            --                  --              --         8.15%
      All contract charges                         --         1,012            $147,964            0.76%          --
2011  Lowest contract charge 0.00% Class B    $138.38            --                  --              --        (2.40)%
      Highest contract charge 0.60% Class B   $130.99            --                  --              --        (2.98)%
      All contract charges                         --         1,046            $140,565            1.67%          --
2010  Lowest contract charge 0.00% Class B    $  1.00            --                  --              --         1.00%
      Highest contract charge 0.90% Class B   $142.39            --                  --              --         8.92%
      All contract charges                         --         1,031            $142,138            2.31%          --
AXA MODERATE GROWTH STRATEGY
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class B    $147.42            --                  --              --         5.01%
      Highest contract charge 0.00% Class B   $147.42            --                  --              --         5.01%
      All contract charges                         --           492            $ 72,534            1.31%          --
2013  Lowest contract charge 0.00% Class B    $140.39            --                  --              --        16.88%
      Highest contract charge 0.00% Class B   $140.39            --                  --              --        16.88%
      All contract charges                         --           385            $ 54,106            2.52%          --
2012  Lowest contract charge 0.00% Class B    $120.11            --                  --              --         9.84%
      Highest contract charge 0.00% Class B   $120.11            --                  --              --         9.84%
      All contract charges                         --           283            $ 34,045            0.85%          --
2011  Lowest contract charge 0.00% Class B    $109.35            --                  --              --        (3.33)%
      Highest contract charge 0.00% Class B   $109.35            --                  --              --        (3.33)%
      All contract charges                         --           183            $ 19,984            1.43%          --
2010  Lowest contract charge 0.00% Class B    $113.12            --                  --              --        10.87%
      Highest contract charge 0.00% Class B   $113.12            --                  --              --        10.87%
      All contract charges                         --            89            $ 10,098            1.88%          --
AXA MODERATE-PLUS ALLOCATION
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $196.26            --                  --              --         3.77%
      Highest contract charge 0.90% Class A   $177.28            --                  --              --         2.84%
      All contract charges                         --         1,235            $203,339            1.31%          --
2013  Lowest contract charge 0.00% Class A    $189.13            --                  --              --        19.79%
      Highest contract charge 0.90% Class A   $172.39            --                  --              --        18.71%
      All contract charges                         --         1,261            $212,695            2.15%          --
2012  Lowest contract charge 0.00% Class A    $157.89            --                  --              --        11.53%
      Highest contract charge 0.90% Class A   $145.22            --                  --              --        10.52%
      All contract charges                         --         1,354            $192,933            0.79%          --
2011  Lowest contract charge 0.00% Class A    $141.57            --                  --              --        (4.72)%
      Highest contract charge 0.90% Class A   $131.40            --                  --              --        (5.58)%
      All contract charges                         --         1,493            $196,420            1.54%          --
2010  Lowest contract charge 0.00% Class A    $148.58            --                  --              --        11.83%
      Highest contract charge 0.90% Class A   $139.16            --                  --              --        10.82%
      All contract charges                         --         1,603            $226,810            1.93%          --
AXA MODERATE-PLUS ALLOCATION
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $192.26            --                  --              --         3.77%
      Highest contract charge 0.60% Class B   $179.67            --                  --              --         3.15%
      All contract charges                         --         1,245            $236,907            1.31%          --
2013  Lowest contract charge 0.00% Class B    $185.27            --                  --              --        19.79%
      Highest contract charge 0.60% Class B   $174.19            --                  --              --        19.07%
      All contract charges                         --         1,251            $229,433            2.15%          --
2012  Lowest contract charge 0.00% Class B    $154.67            --                  --              --        11.53%
      Highest contract charge 0.60% Class B   $146.29            --                  --              --        10.85%
      All contract charges                         --         1,212            $185,279            0.79%          --
2011  Lowest contract charge 0.00% Class B    $138.68            --                  --              --        (4.96)%
      Highest contract charge 0.60% Class B   $131.97            --                  --              --        (5.53)%
      All contract charges                         --         1,246            $170,658            1.54%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                          YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------------------------------------
                                                             UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                  UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                  ---------- ----------------- ------------------- -------------- ---------
AXA MODERATE-PLUS ALLOCATION (CONTINUED)
2010  Lowest contract charge 0.00% Class B         $145.92            --                  --              --        11.55%
      Highest contract charge 0.90% Class B        $136.66            --                  --              --        10.55%
      All contract charges                              --         1,171            $168,831            1.93%          --
AXA/LOOMIS SAYLES GROWTH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A         $176.93            --                  --              --         7.81%
      Highest contract charge 0.90% Class A        $165.04            --                  --              --         6.85%
      All contract charges                              --            56            $  8,450            0.11%          --
2013  Lowest contract charge 0.00% Class A         $164.11            --                  --              --        27.25%
      Highest contract charge 0.90% Class A        $154.46            --                  --              --        26.10%
      All contract charges                              --            73            $  9,595            0.72%          --
2012  Lowest contract charge 0.00% Class A         $128.97            --                  --              --        12.59%
      Highest contract charge 0.90% Class A        $122.49            --                  --              --        11.57%
      All contract charges                              --           125            $ 13,964            0.85%          --
2011  Lowest contract charge 0.00% Class A         $114.55            --                  --              --         3.13%
      Highest contract charge 0.90% Class A        $109.79            --                  --              --         2.21%
      All contract charges                              --           141            $ 14,577            0.64%          --
2010  Lowest contract charge 0.00% Class A         $111.07            --                  --              --         8.49%
      Highest contract charge 0.90% Class A        $107.42            --                  --              --         7.52%
      All contract charges                              --           168            $ 16,667            0.89%          --
AXA/LOOMIS SAYLES GROWTH
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B         $216.08            --                  --              --         7.82%
      Highest contract charge 0.60% Class B        $167.00            --                  --              --         7.17%
      All contract charges                              --            76            $ 15,333            0.11%          --
2013  Lowest contract charge 0.00% Class B         $200.41            --                  --              --        27.27%
      Highest contract charge 0.60% Class B        $155.82            --                  --              --        26.51%
      All contract charges                              --            79            $ 14,763            0.72%          --
2012  Lowest contract charge 0.00% Class B         $157.47            --                  --              --        12.58%
      Highest contract charge 0.60% Class B        $123.17            --                  --              --        11.90%
      All contract charges                              --            78            $ 11,399            0.85%          --
2011  Lowest contract charge 0.00% Class B         $139.87            --                  --              --         2.88%
      Highest contract charge 0.60% Class B        $110.07            --                  --              --         2.26%
      All contract charges                              --            80            $ 10,390            0.64%          --
2010  Lowest contract charge 0.00% Class B         $135.96            --                  --              --         8.22%
      Highest contract charge 0.90% Class B        $106.44            --                  --              --         7.24%
      All contract charges                              --            87            $ 10,858            0.89%          --
BLACKROCK GLOBAL ALLOCATION V.I. FUND
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class III       $131.91            --                  --              --         1.93%
      Highest contract charge 0.00% Class III      $131.91            --                  --              --         1.93%
      All contract charges                              --           200            $  9,833            2.50%          --
2013  Lowest contract charge 0.00% Class III       $129.41            --                  --              --        14.42%
      Highest contract charge 0.00% Class III      $129.41            --                  --              --        14.42%
      All contract charges                              --           149            $  7,005            1.07%          --
2012  Lowest contract charge 0.00% Class III       $113.10            --                  --              --         9.97%
      Highest contract charge 0.00% Class III      $113.10            --                  --              --         9.97%
      All contract charges                              --            93            $  6,025            1.27%          --
2011  Lowest contract charge 0.00% Class III       $102.85            --                  --              --        (3.64)%
      Highest contract charge 0.00% Class III      $102.85            --                  --              --        (3.64)%
      All contract charges                              --            94            $  6,986            4.38%          --
2010  Lowest contract charge 0.00% Class III(a)    $106.74            --                  --              --        15.08%
      Highest contract charge 0.00% Class III(a)   $106.74            --                  --              --        15.08%
      All contract charges                              --            17            $  1,392            5.09%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
CHARTER/SM/ MULTI-SECTOR BOND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $229.33           --                   --              --         2.39%
      Highest contract charge 0.90% Class A   $228.33           --                   --              --         1.46%
      All contract charges                         --          286             $ 77,439            2.51%          --
2013  Lowest contract charge 0.00% Class A    $223.98           --                   --              --        (1.01)%
      Highest contract charge 0.90% Class A   $225.04           --                   --              --        (1.90)%
      All contract charges                         --          306             $ 82,633            3.46%          --
2012  Lowest contract charge 0.00% Class A    $226.26           --                   --              --         5.33%
      Highest contract charge 0.90% Class A   $229.40           --                   --              --         4.38%
      All contract charges                         --          317             $ 91,216            2.25%          --
2011  Lowest contract charge 0.00% Class A    $214.82           --                   --              --         5.33%
      Highest contract charge 0.90% Class A   $219.78           --                   --              --         4.39%
      All contract charges                         --          335             $ 94,119            2.13%          --
2010  Lowest contract charge 0.00% Class A    $203.94           --                   --              --         6.89%
      Highest contract charge 0.90% Class A   $210.54           --                   --              --         5.93%
      All contract charges                         --          413             $108,715            2.75%          --
CHARTER/SM/ MULTI-SECTOR BOND
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $138.72           --                   --              --         2.38%
      Highest contract charge 0.60% Class B   $109.03           --                   --              --         1.77%
      All contract charges                         --          145             $ 16,903            2.51%          --
2013  Lowest contract charge 0.00% Class B    $135.49           --                   --              --        (0.87)%
      Highest contract charge 0.60% Class B   $107.13           --                   --              --        (1.46)%
      All contract charges                         --          149             $ 16,905            3.46%          --
2012  Lowest contract charge 0.00% Class B    $136.68           --                   --              --         5.32%
      Highest contract charge 0.60% Class B   $108.72           --                   --              --         4.69%
      All contract charges                         --          153             $ 17,509            2.25%          --
2011  Lowest contract charge 0.00% Class B    $129.77           --                   --              --         5.08%
      Highest contract charge 0.60% Class B   $103.85           --                   --              --         4.45%
      All contract charges                         --          160             $ 17,351            3.87%          --
2010  Lowest contract charge 0.00% Class B    $123.50           --                   --              --         6.63%
      Highest contract charge 0.90% Class B   $ 95.76           --                   --              --         5.67%
      All contract charges                         --          171             $ 17,687            2.75%          --
CHARTER/SM/ SMALL CAP GROWTH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $189.66           --                   --              --        (2.61)%
      Highest contract charge 0.90% Class B   $120.72           --                   --              --        (3.49)%
      All contract charges                         --           73             $ 12,004            0.00%          --
2013  Lowest contract charge 0.00% Class B    $194.74           --                   --              --        47.78%
      Highest contract charge 0.90% Class B   $125.08           --                   --              --        46.45%
      All contract charges                         --           82             $ 13,549            0.00%          --
2012  Lowest contract charge 0.00% Class B    $131.78           --                   --              --        11.38%
      Highest contract charge 0.90% Class B   $ 85.41           --                   --              --        10.38%
      All contract charges                         --           69             $  7,825            0.00%          --
2011  Lowest contract charge 0.00% Class B    $118.32           --                   --              --       (15.68)%
      Highest contract charge 0.90% Class B   $ 77.38           --                   --              --       (16.45)%
      All contract charges                         --           68             $  7,065              --           --
2010  Lowest contract charge 0.00% Class B    $140.33           --                   --              --        27.65%
      Highest contract charge 0.90% Class B   $ 92.61           --                   --              --        26.51%
      All contract charges                         --           70             $  8,519              --           --
CHARTER/SM/ SMALL CAP VALUE
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $278.12           --                   --              --        (5.12)%
      Highest contract charge 0.60% Class A   $259.93           --                   --              --        (5.69)%
      All contract charges                         --           51             $ 14,155            0.17%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
CHARTER/SM/ SMALL CAP VALUE (CONTINUED)
2013  Lowest contract charge 0.00% Class A    $293.14           --                   --              --        42.77%
      Highest contract charge 0.60% Class A   $275.62           --                   --              --        41.91%
      All contract charges                         --           56             $ 16,244            0.55%          --
2012  Lowest contract charge 0.00% Class A    $205.33           --                   --              --        16.77%
      Highest contract charge 0.60% Class A   $194.22           --                   --              --        16.07%
      All contract charges                         --           61             $ 12,385            0.59%          --
2011  Lowest contract charge 0.00% Class A    $175.84           --                   --              --        (8.79)%
      Highest contract charge 0.60% Class A   $167.33           --                   --              --        (9.34)%
      All contract charges                         --           65             $ 11,397            0.16%          --
2010  Lowest contract charge 0.00% Class A    $192.78           --                   --              --        24.82%
      Highest contract charge 0.60% Class A   $184.56           --                   --              --        24.07%
      All contract charges                         --           70             $ 13,507            0.26%          --
CHARTER/SM/ SMALL CAP VALUE
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $291.75           --                   --              --        (5.11)%
      Highest contract charge 0.90% Class B   $253.33           --                   --              --        (5.96)%
      All contract charges                         --           65             $ 17,745            0.17%          --
2013  Lowest contract charge 0.00% Class B    $307.45           --                   --              --        42.72%
      Highest contract charge 0.90% Class B   $269.39           --                   --              --        41.44%
      All contract charges                         --           69             $ 20,126            0.55%          --
2012  Lowest contract charge 0.00% Class B    $215.42           --                   --              --        16.77%
      Highest contract charge 0.90% Class B   $190.46           --                   --              --        15.72%
      All contract charges                         --           73             $ 14,727            0.59%          --
2011  Lowest contract charge 0.00% Class B    $184.48           --                   --              --        (9.02)%
      Highest contract charge 0.90% Class B   $164.59           --                   --              --        (9.83)%
      All contract charges                         --           80             $ 13,785            0.16%          --
2010  Lowest contract charge 0.00% Class B    $202.76           --                   --              --        24.50%
      Highest contract charge 0.90% Class B   $182.54           --                   --              --        23.39%
      All contract charges                         --           94             $ 17,887            0.26%          --
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $412.00           --                   --              --         3.57%
      Highest contract charge 0.90% Class A   $351.16           --                   --              --         2.64%
      All contract charges                         --          422             $144,210            0.06%          --
2013  Lowest contract charge 0.00% Class A    $397.78           --                   --              --        38.17%
      Highest contract charge 0.90% Class A   $342.12           --                   --              --        36.92%
      All contract charges                         --          438             $148,878            0.05%          --
2012  Lowest contract charge 0.00% Class A    $287.89           --                   --              --        15.59%
      Highest contract charge 0.90% Class A   $249.86           --                   --              --        14.55%
      All contract charges                         --          481             $123,156            0.21%          --
2011  Lowest contract charge 0.00% Class A    $249.07           --                   --              --        (0.40)%
      Highest contract charge 0.90% Class A   $218.13           --                   --              --        (1.29)%
      All contract charges                         --          584             $134,094              --           --
2010  Lowest contract charge 0.00% Class A    $250.06           --                   --              --        33.58%
      Highest contract charge 0.90% Class A   $220.99           --                   --              --        32.38%
      All contract charges                         --          629             $146,763            0.04%          --
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $338.19           --                   --              --         3.57%
      Highest contract charge 0.60% Class B   $274.53           --                   --              --         2.96%
      All contract charges                         --          236             $ 66,544            0.06%          --
2013  Lowest contract charge 0.00% Class B    $326.52           --                   --              --        38.17%
      Highest contract charge 0.60% Class B   $266.65           --                   --              --        37.35%
      All contract charges                         --          249             $ 67,968            0.05%          --
2012  Lowest contract charge 0.00% Class B    $236.31           --                   --              --        15.59%
      Highest contract charge 0.60% Class B   $194.14           --                   --              --        14.89%
      All contract charges                         --          270             $ 53,496            0.21%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------------------------------
                                                              UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                   UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                   ---------- ----------------- ------------------- -------------- ---------
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH (CONTINUED)
2011     Lowest contract charge 0.00% Class B       $204.44           --                   --              --        (0.65)%
         Highest contract charge 0.60% Class B      $168.98           --                   --              --        (1.24)%
         All contract charges                            --          294             $ 50,570              --           --
2010     Lowest contract charge 0.00% Class B       $205.77           --                   --              --        33.25%
         Highest contract charge 0.90% Class B      $164.79           --                   --              --        32.05%
         All contract charges                            --          320             $ 55,480            0.04%          --
EQ/BLACKROCK BASIC VALUE EQUITY
         Unit Value 0.00% to 0.60%*
2014     Lowest contract charge 0.00% Class A       $327.32           --                   --              --         9.71%
         Highest contract charge 0.60% Class A      $305.92           --                   --              --         9.05%
         All contract charges                            --          227             $ 40,401            1.07%          --
2013     Lowest contract charge 0.00% Class A       $298.36           --                   --              --        37.75%
         Highest contract charge 0.60% Class A      $280.54           --                   --              --        36.92%
         All contract charges                            --          210             $ 38,163            1.61%          --
2012     Lowest contract charge 0.00% Class A       $216.60           --                   --              --        13.64%
         Highest contract charge 0.60% Class A      $204.89           --                   --              --        12.95%
         All contract charges                            --          204             $ 29,351            1.45%          --
2011     Lowest contract charge 0.00% Class A       $190.61           --                   --              --        (2.86)%
         Highest contract charge 0.60% Class A      $181.40           --                   --              --        (3.44)%
         All contract charges                            --          203             $ 27,534            1.27%          --
2010     Lowest contract charge 0.00% Class A       $196.23           --                   --              --        12.56%
         Highest contract charge 0.60% Class A      $187.87           --                   --              --        11.89%
         All contract charges                            --          193             $ 28,298            1.38%          --
EQ/BLACKROCK BASIC VALUE EQUITY
         Unit Value 0.00% to 0.90%*
2014     Lowest contract charge 0.00% Class B       $430.79           --                   --              --         9.70%
         Highest contract charge 0.90% Class B      $367.20           --                   --              --         8.72%
         All contract charges                            --          463             $179,873            1.07%          --
2013     Lowest contract charge 0.00% Class B       $392.69           --                   --              --        37.73%
         Highest contract charge 0.90% Class B      $337.76           --                   --              --        36.49%
         All contract charges                            --          485             $172,038            1.61%          --
2012     Lowest contract charge 0.00% Class B       $285.11           --                   --              --        13.63%
         Highest contract charge 0.90% Class B      $247.46           --                   --              --        12.61%
         All contract charges                            --          514             $132,813            1.45%          --
2011     Lowest contract charge 0.00% Class B       $250.90           --                   --              --        (3.10)%
         Highest contract charge 0.90% Class B      $219.75           --                   --              --        (3.98)%
         All contract charges                            --          604             $138,637            1.27%          --
2010     Lowest contract charge 0.00% Class B       $258.94           --                   --              --        12.28%
         Highest contract charge 0.90% Class B      $228.85           --                   --              --        11.27%
         All contract charges                            --          676             $160,888            1.38%          --
EQ/BOSTON ADVISORS EQUITY INCOME
         Unit Value 0.00% to 0.90%*
2014     Lowest contract charge 0.00% Class A       $145.82           --                   --              --         8.67%
         Highest contract charge 0.90% Class A      $136.02           --                   --              --         7.70%
         All contract charges                            --           37             $  5,222            1.56%          --
2013     Lowest contract charge 0.00% Class A       $134.19           --                   --              --        31.75%
         Highest contract charge 0.90% Class A      $126.30           --                   --              --        30.56%
         All contract charges                            --           45             $  5,916            1.94%          --
2012     Lowest contract charge 0.00% Class A       $101.85           --                   --              --        17.73%
         Highest contract charge 0.90% Class A      $ 96.74           --                   --              --        16.68%
         All contract charges                            --           56             $  5,501            2.23%          --
2011     Lowest contract charge 0.00% Class A       $ 86.51           --                   --              --        (0.15)%
         Highest contract charge 0.90% Class A      $ 82.91           --                   --              --        (1.05)%
         All contract charges                            --           50             $  4,192            2.15%          --
2010     Lowest contract charge 0.00% Class A       $ 86.64           --                   --              --        15.99%
         Highest contract charge 0.90% Class A      $ 83.79           --                   --              --        14.95%
         All contract charges                            --           51             $  4,358            2.54%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/BOSTON ADVISORS EQUITY INCOME
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $200.93          --                    --              --         8.67%
      Highest contract charge 0.60% Class B   $137.59          --                    --              --         8.02%
      All contract charges                         --          82               $15,156            1.56%          --
2013  Lowest contract charge 0.00% Class B    $184.90          --                    --              --        31.75%
      Highest contract charge 0.60% Class B   $127.38          --                    --              --        30.97%
      All contract charges                         --          82               $13,916            1.94%          --
2012  Lowest contract charge 0.00% Class B    $140.34          --                    --              --        17.73%
      Highest contract charge 0.60% Class B   $ 97.26          --                    --              --        17.03%
      All contract charges                         --          84               $11,002            2.23%          --
2011  Lowest contract charge 0.00% Class B    $119.20          --                    --              --        (0.39)%
      Highest contract charge 0.60% Class B   $ 83.11          --                    --              --        (0.99)%
      All contract charges                         --          70               $ 7,794            2.15%          --
2010  Lowest contract charge 0.00% Class B    $119.67          --                    --              --        15.70%
      Highest contract charge 0.90% Class B   $ 83.01          --                    --              --        14.66%
      All contract charges                         --          63               $ 7,040            2.54%          --
EQ/CALVERT SOCIALLY RESPONSIBLE
      Unit Value 0.00%*
2014  Lowest contract charge 0.00% Class A    $257.71          --                    --              --        13.61%
      Highest contract charge 0.00% Class A   $257.71          --                    --              --        13.61%
      All contract charges                         --           1               $   177            0.84%          --
2013  Lowest contract charge 0.00% Class A    $226.84          --                    --              --        34.33%
      Highest contract charge 0.00% Class A   $226.84          --                    --              --        34.33%
      All contract charges                         --           1               $   164            0.78%          --
2012  Lowest contract charge 0.00% Class A    $168.87          --                    --              --        16.74%
      Highest contract charge 0.00% Class A   $168.87          --                    --              --        16.74%
      All contract charges                         --           1               $   102            1.03%          --
2011  Lowest contract charge 0.00% Class A    $144.65          --                    --              --         0.52%
      Highest contract charge 0.00% Class A   $144.65          --                    --              --         0.52%
      All contract charges                         --          --               $    61            0.42%          --
2010  Lowest contract charge 0.00% Class A    $143.90          --                    --              --        12.81%
      Highest contract charge 0.00% Class A   $143.90          --                    --              --        12.81%
      All contract charges                         --          --               $    50            0.05%          --
EQ/CALVERT SOCIALLY RESPONSIBLE
      Unit Value 0.00% to 0.80%*
2014  Lowest contract charge 0.00% Class B    $161.44          --                    --              --        13.61%
      Highest contract charge 0.80% Class B   $142.67          --                    --              --        12.70%
      All contract charges                         --           9               $ 1,403            0.84%          --
2013  Lowest contract charge 0.00% Class B    $142.10          --                    --              --        34.33%
      Highest contract charge 0.80% Class B   $126.59          --                    --              --        33.25%
      All contract charges                         --           7               $ 1,016            0.78%          --
2012  Lowest contract charge 0.00% Class B    $105.78          --                    --              --        16.73%
      Highest contract charge 0.80% Class B   $ 95.00          --                    --              --        15.81%
      All contract charges                         --           8               $   826            1.03%          --
2011  Lowest contract charge 0.00% Class B    $ 90.62          --                    --              --         0.28%
      Highest contract charge 0.90% Class B   $ 81.02          --                    --              --        (0.63)%
      All contract charges                         --           7               $   609            0.42%          --
2010  Lowest contract charge 0.00% Class B    $ 90.37          --                    --              --        12.52%
      Highest contract charge 0.90% Class B   $ 81.53          --                    --              --        11.51%
      All contract charges                         --           7               $   600            0.05%          --
EQ/CAPITAL GUARDIAN RESEARCH
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $319.92          --                    --              --        10.51%
      Highest contract charge 0.60% Class A   $204.19          --                    --              --         9.85%
      All contract charges                         --          62               $15,531            0.70%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/CAPITAL GUARDIAN RESEARCH (CONTINUED)
2013  Lowest contract charge 0.00% Class A    $289.49            --                   --             --        31.79%
      Highest contract charge 0.60% Class A   $185.88            --                   --             --        31.00%
      All contract charges                         --            68           $   15,218           1.47%          --
2012  Lowest contract charge 0.00% Class A    $219.66            --                   --             --        17.41%
      Highest contract charge 0.60% Class A   $141.89            --                   --             --        16.70%
      All contract charges                         --            66           $   11,802           0.90%          --
2011  Lowest contract charge 0.00% Class A    $187.09            --                   --             --         4.26%
      Highest contract charge 0.60% Class A   $121.59            --                   --             --         3.64%
      All contract charges                         --            65           $   10,218           0.74%          --
2010  Lowest contract charge 0.00% Class A    $179.45            --                   --             --        16.09%
      Highest contract charge 0.60% Class A   $117.32            --                   --             --        15.39%
      All contract charges                         --            68           $   10,397           0.76%          --
EQ/CAPITAL GUARDIAN RESEARCH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $243.01            --                   --             --        10.51%
      Highest contract charge 0.90% Class B   $211.54            --                   --             --         9.52%
      All contract charges                         --           419           $   93,222           0.70%          --
2013  Lowest contract charge 0.00% Class B    $219.89            --                   --             --        31.77%
      Highest contract charge 0.90% Class B   $193.16            --                   --             --        30.58%
      All contract charges                         --           468           $   94,736           1.47%          --
2012  Lowest contract charge 0.00% Class B    $166.88            --                   --             --        17.41%
      Highest contract charge 0.90% Class B   $147.92            --                   --             --        16.34%
      All contract charges                         --           496           $   76,677           0.90%          --
2011  Lowest contract charge 0.00% Class B    $142.14            --                   --             --         4.00%
      Highest contract charge 0.90% Class B   $127.14            --                   --             --         3.07%
      All contract charges                         --           548           $   72,714           0.74%          --
2010  Lowest contract charge 0.00% Class B    $136.67            --                   --             --        15.80%
      Highest contract charge 0.90% Class B   $123.35            --                   --             --        14.76%
      All contract charges                         --           645           $   82,860           0.76%          --
EQ/COMMON STOCK INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $534.98            --                   --             --        12.05%
      Highest contract charge 0.90% Class A   $559.42            --                   --             --        11.05%
      All contract charges                         --         1,467           $1,441,799           1.24%          --
2013  Lowest contract charge 0.00% Class A    $477.43            --                   --             --        32.47%
      Highest contract charge 0.90% Class A   $503.77            --                   --             --        31.28%
      All contract charges                         --         1,573           $1,403,125           1.29%          --
2012  Lowest contract charge 0.00% Class A    $360.41            --                   --             --        15.60%
      Highest contract charge 0.90% Class A   $383.74            --                   --             --        14.55%
      All contract charges                         --         1,722           $1,173,665           1.55%          --
2011  Lowest contract charge 0.00% Class A    $311.78            --                   --             --         0.78%
      Highest contract charge 0.90% Class A   $334.99            --                   --             --        (0.13)%
      All contract charges                         --         1,883           $1,134,175           1.45%          --
2010  Lowest contract charge 0.00% Class A    $309.36            --                   --             --        16.16%
      Highest contract charge 0.90% Class A   $335.41            --                   --             --        15.11%
      All contract charges                         --         2,104           $1,268,082           1.50%          --
EQ/COMMON STOCK INDEX
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $167.07            --                   --             --        12.05%
      Highest contract charge 0.60% Class B   $183.27            --                   --             --        11.38%
      All contract charges                         --         1,060           $  191,161           1.24%          --
2013  Lowest contract charge 0.00% Class B    $149.10            --                   --             --        32.47%
      Highest contract charge 0.60% Class B   $164.54            --                   --             --        31.67%
      All contract charges                         --         1,115           $  180,697           1.29%          --
2012  Lowest contract charge 0.00% Class B    $112.55            --                   --             --        15.59%
      Highest contract charge 0.60% Class B   $124.96            --                   --             --        14.90%
      All contract charges                         --         1,185           $  146,090           1.55%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/COMMON STOCK INDEX (CONTINUED)
2011  Lowest contract charge 0.00% Class B    $ 97.37            --                  --              --         0.54%
      Highest contract charge 0.60% Class B   $108.76            --                  --              --        (0.06)%
      All contract charges                         --         1,270            $136,452            1.45%          --
2010  Lowest contract charge 0.00% Class B    $ 96.85            --                  --              --        15.87%
      Highest contract charge 0.90% Class B   $104.82            --                  --              --        14.83%
      All contract charges                         --         1,377            $148,154            1.50%          --
EQ/CORE BOND INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $132.93            --                  --              --         2.41%
      Highest contract charge 0.90% Class A   $123.45            --                  --              --         1.50%
      All contract charges                         --           219            $ 30,635            1.31%          --
2013  Lowest contract charge 0.00% Class A    $129.80            --                  --              --        (1.58)%
      Highest contract charge 0.90% Class A   $121.63            --                  --              --        (2.48)%
      All contract charges                         --           231            $ 31,506            1.17%          --
2012  Lowest contract charge 0.00% Class A    $131.89            --                  --              --         3.16%
      Highest contract charge 0.90% Class A   $124.72            --                  --              --         2.23%
      All contract charges                         --           250            $ 34,953            1.45%          --
2011  Lowest contract charge 0.00% Class A    $127.85            --                  --              --         5.06%
      Highest contract charge 0.90% Class A   $122.00            --                  --              --         4.12%
      All contract charges                         --           260            $ 35,436            2.03%          --
2010  Lowest contract charge 0.00% Class A    $121.69            --                  --              --         6.04%
      Highest contract charge 0.90% Class A   $117.17            --                  --              --         5.09%
      All contract charges                         --           281            $ 36,552            2.41%          --
EQ/CORE BOND INDEX
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $138.11            --                  --              --         2.41%
      Highest contract charge 0.60% Class B   $156.60            --                  --              --         1.80%
      All contract charges                         --           151            $ 22,367            1.31%          --
2013  Lowest contract charge 0.00% Class B    $134.86            --                  --              --        (1.59)%
      Highest contract charge 0.60% Class B   $153.83            --                  --              --        (2.18)%
      All contract charges                         --           150            $ 21,831            1.17%          --
2012  Lowest contract charge 0.00% Class B    $137.04            --                  --              --         3.16%
      Highest contract charge 0.60% Class B   $157.26            --                  --              --         2.54%
      All contract charges                         --           135            $ 20,043            1.45%          --
2011  Lowest contract charge 0.00% Class B    $132.84            --                  --              --         4.80%
      Highest contract charge 0.60% Class B   $153.36            --                  --              --         4.17%
      All contract charges                         --           129            $ 18,727            2.03%          --
2010  Lowest contract charge 0.00% Class B    $126.76            --                  --              --         5.78%
      Highest contract charge 0.90% Class B   $141.79            --                  --              --         4.83%
      All contract charges                         --           134            $ 18,791            2.41%          --
EQ/EQUITY 500 INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $602.94            --                  --              --        12.98%
      Highest contract charge 0.90% Class A   $504.66            --                  --              --        11.96%
      All contract charges                         --         1,320            $556,228            1.39%          --
2013  Lowest contract charge 0.00% Class A    $533.69            --                  --              --        31.51%
      Highest contract charge 0.90% Class A   $450.76            --                  --              --        30.33%
      All contract charges                         --         1,173            $536,839            1.48%          --
2012  Lowest contract charge 0.00% Class A    $405.81            --                  --              --        15.23%
      Highest contract charge 0.90% Class A   $345.86            --                  --              --        14.19%
      All contract charges                         --         1,232            $439,198            1.70%          --
2011  Lowest contract charge 0.00% Class A    $352.17            --                  --              --         1.77%
      Highest contract charge 0.90% Class A   $302.87            --                  --              --         0.85%
      All contract charges                         --         1,247            $396,873            1.66%          --
2010  Lowest contract charge 0.00% Class A    $346.06            --                  --              --        14.67%
      Highest contract charge 0.90% Class A   $300.32            --                  --              --        13.63%
      All contract charges                         --         1,432            $460,626            1.63%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             ------------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/EQUITY 500 INDEX
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $182.51            --                  --              --        12.97%
      Highest contract charge 0.60% Class B   $171.67            --                  --              --        12.30%
      All contract charges                         --         1,056            $186,511            1.39%          --
2013  Lowest contract charge 0.00% Class B    $161.55            --                  --              --        31.51%
      Highest contract charge 0.60% Class B   $152.87            --                  --              --        30.73%
      All contract charges                         --         1,016            $158,969            1.48%          --
2012  Lowest contract charge 0.00% Class B    $122.84            --                  --              --        15.23%
      Highest contract charge 0.60% Class B   $116.94            --                  --              --        14.53%
      All contract charges                         --           977            $116,149            1.70%          --
2011  Lowest contract charge 0.00% Class B    $106.60            --                  --              --         1.51%
      Highest contract charge 0.60% Class B   $102.10            --                  --              --         0.91%
      All contract charges                         --           977            $100,915            1.66%          --
2010  Lowest contract charge 0.00% Class B    $105.01            --                  --              --        14.38%
      Highest contract charge 0.90% Class B   $112.13            --                  --              --        13.35%
      All contract charges                         --         1,034            $105,553            1.63%          --
EQ/GAMCO MERGERS AND ACQUISITIONS
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class A    $127.08            --                  --              --         1.64%
      Highest contract charge 0.00% Class A   $127.08            --                  --              --         1.64%
      All contract charges                         --            17            $    633            0.00%          --
2013  Lowest contract charge 0.00% Class A    $125.03            --                  --              --        10.98%
      Highest contract charge 0.00% Class A   $125.03            --                  --              --        10.98%
      All contract charges                         --            16            $    849            0.42%          --
2012  Lowest contract charge 0.00% Class A    $112.66            --                  --              --         5.25%
      Highest contract charge 0.00% Class A   $112.66            --                  --              --         5.25%
      All contract charges                         --             9            $    561            0.00%          --
2011  Lowest contract charge 0.00% Class A    $107.04            --                  --              --         1.60%
      Highest contract charge 0.00% Class A   $107.04            --                  --              --         1.60%
      All contract charges                         --             9            $    922            0.22%          --
2010  Lowest contract charge 0.00% Class A    $105.35            --                  --              --         9.46%
      Highest contract charge 0.00% Class A   $105.35            --                  --              --         9.46%
      All contract charges                         --             2            $    222              --           --
EQ/GAMCO MERGERS AND ACQUISITIONS
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $163.06            --                  --              --         1.64%
      Highest contract charge 0.90% Class B   $121.94            --                  --              --         0.73%
      All contract charges                         --            96            $ 13,401            0.00%          --
2013  Lowest contract charge 0.00% Class B    $160.43            --                  --              --        10.98%
      Highest contract charge 0.90% Class B   $121.06            --                  --              --         9.99%
      All contract charges                         --            86            $ 11,645            0.42%          --
2012  Lowest contract charge 0.00% Class B    $144.55            --                  --              --         5.25%
      Highest contract charge 0.90% Class B   $110.07            --                  --              --         4.29%
      All contract charges                         --            96            $ 11,453            0.00%          --
2011  Lowest contract charge 0.00% Class B    $137.34            --                  --              --         1.35%
      Highest contract charge 0.90% Class B   $105.54            --                  --              --         0.44%
      All contract charges                         --           101            $ 11,469            0.22%          --
2010  Lowest contract charge 0.00% Class B    $135.51            --                  --              --         9.62%
      Highest contract charge 0.90% Class B   $105.08            --                  --              --         8.64%
      All contract charges                         --            86            $  9,576              --           --
EQ/GAMCO SMALL COMPANY VALUE
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class A    $185.62            --                  --              --         3.07%
      Highest contract charge 0.00% Class A   $185.62            --                  --              --         3.07%
      All contract charges                         --           105            $  4,528            0.28%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                        YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------
                                                           UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                ---------- ----------------- ------------------- -------------- ---------
EQ/GAMCO SMALL COMPANY VALUE (CONTINUED)
2013  Lowest contract charge 0.00% Class A       $180.09           --                   --              --        39.12%
      Highest contract charge 0.00% Class A      $180.09           --                   --              --        39.12%
      All contract charges                            --           63             $  3,445            0.28%          --
2012  Lowest contract charge 0.00% Class A       $129.45           --                   --              --        17.84%
      Highest contract charge 0.00% Class A      $129.45           --                   --              --        17.84%
      All contract charges                            --           32             $  1,742            1.26%          --
2011  Lowest contract charge 0.00% Class A       $109.85           --                   --              --        (3.25)%
      Highest contract charge 0.00% Class A      $109.85           --                   --              --        (3.25)%
      All contract charges                            --           46             $  3,385            0.08%          --
2010  Lowest contract charge 0.00% Class A(a)    $113.54           --                   --              --        28.64%
      Highest contract charge 0.00% Class A(a)   $113.54           --                   --              --        28.64%
      All contract charges                            --           20             $  1,661            0.43%          --
EQ/GAMCO SMALL COMPANY VALUE
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B       $326.46           --                   --              --         3.07%
      Highest contract charge 0.90% Class B      $198.90           --                   --              --         2.14%
      All contract charges                            --          591             $151,989            0.28%          --
2013  Lowest contract charge 0.00% Class B       $316.74           --                   --              --        39.11%
      Highest contract charge 0.90% Class B      $194.73           --                   --              --        37.86%
      All contract charges                            --          613             $150,594            0.28%          --
2012  Lowest contract charge 0.00% Class B       $227.69           --                   --              --        17.85%
      Highest contract charge 0.90% Class B      $141.25           --                   --              --        16.78%
      All contract charges                            --          586             $103,111            1.26%          --
2011  Lowest contract charge 0.00% Class B       $193.20           --                   --              --        (3.49)%
      Highest contract charge 0.90% Class B      $120.95           --                   --              --        (4.36)%
      All contract charges                            --          589             $ 86,433            0.08%          --
2010  Lowest contract charge 0.00% Class B       $200.19           --                   --              --        32.64%
      Highest contract charge 0.90% Class B      $126.46           --                   --              --        31.45%
      All contract charges                            --          629             $ 93,432            0.43%          --
EQ/GLOBAL BOND PLUS
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A       $142.62           --                   --              --         0.88%
      Highest contract charge 0.90% Class A      $124.58           --                   --              --        (0.02)%
      All contract charges                            --          100             $ 11,375            0.67%          --
2013  Lowest contract charge 0.00% Class A       $141.37           --                   --              --        (2.56)%
      Highest contract charge 0.90% Class A      $124.61           --                   --              --        (3.44)%
      All contract charges                            --          103             $ 12,060            0.01%          --
2012  Lowest contract charge 0.00% Class A       $145.08           --                   --              --         3.76%
      Highest contract charge 0.90% Class A      $129.05           --                   --              --         2.83%
      All contract charges                            --          114             $ 14,379            1.45%          --
2011  Lowest contract charge 0.00% Class A       $139.82           --                   --              --         4.63%
      Highest contract charge 0.90% Class A      $125.50           --                   --              --         3.69%
      All contract charges                            --          117             $ 15,161            2.50%          --
2010  Lowest contract charge 0.00% Class A       $133.63           --                   --              --         6.55%
      Highest contract charge 0.90% Class A      $121.03           --                   --              --         5.59%
      All contract charges                            --          191             $ 24,582            2.75%          --
EQ/GLOBAL BOND PLUS
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B       $135.92           --                   --              --         0.89%
      Highest contract charge 0.60% Class B      $126.02           --                   --              --         0.29%
      All contract charges                            --           67             $  8,941            0.67%          --
2013  Lowest contract charge 0.00% Class B       $134.72           --                   --              --        (2.51)%
      Highest contract charge 0.60% Class B      $125.66           --                   --              --        (3.10)%
      All contract charges                            --           68             $  8,897            0.01%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/GLOBAL BOND PLUS (CONTINUED)
2012  Lowest contract charge 0.00% Class B    $138.19            --                  --              --         3.72%
      Highest contract charge 0.60% Class B   $129.68            --                  --              --         3.10%
      All contract charges                         --            65            $  8,798            1.45%          --
2011  Lowest contract charge 0.00% Class B    $133.23            --                  --              --         4.40%
      Highest contract charge 0.60% Class B   $125.78            --                  --              --         3.77%
      All contract charges                         --            65            $  8,465            2.50%          --
2010  Lowest contract charge 0.00% Class B    $127.62            --                  --              --         6.31%
      Highest contract charge 0.90% Class B   $119.86            --                  --              --         5.35%
      All contract charges                         --            70            $  8,651            2.75%          --
EQ/INTERMEDIATE GOVERNMENT BOND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $232.88            --                  --              --         1.53%
      Highest contract charge 0.90% Class A   $202.94            --                  --              --         0.62%
      All contract charges                         --           318            $ 65,987            0.40%          --
2013  Lowest contract charge 0.00% Class A    $229.37            --                  --              --        (1.64)%
      Highest contract charge 0.90% Class A   $201.69            --                  --              --        (2.53)%
      All contract charges                         --           320            $ 68,033            0.21%          --
2012  Lowest contract charge 0.00% Class A    $233.19            --                  --              --         0.97%
      Highest contract charge 0.90% Class A   $206.92            --                  --              --         0.06%
      All contract charges                         --           338            $ 72,995            0.24%          --
2011  Lowest contract charge 0.00% Class A    $230.94            --                  --              --         5.56%
      Highest contract charge 0.90% Class A   $206.79            --                  --              --         4.61%
      All contract charges                         --           338            $ 77,711            0.57%          --
2010  Lowest contract charge 0.00% Class A    $218.78            --                  --              --         4.48%
      Highest contract charge 0.90% Class A   $197.67            --                  --              --         3.54%
      All contract charges                         --           354            $ 79,719            1.28%          --
EQ/INTERMEDIATE GOVERNMENT BOND
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $167.23            --                  --              --         1.54%
      Highest contract charge 0.60% Class B   $152.18            --                  --              --         0.93%
      All contract charges                         --           125            $ 19,156            0.40%          --
2013  Lowest contract charge 0.00% Class B    $164.70            --                  --              --        (1.64)%
      Highest contract charge 0.60% Class B   $150.78            --                  --              --        (2.24)%
      All contract charges                         --           136            $ 20,907            0.21%          --
2012  Lowest contract charge 0.00% Class B    $167.45            --                  --              --         0.98%
      Highest contract charge 0.60% Class B   $154.23            --                  --              --         0.37%
      All contract charges                         --           141            $ 21,902            0.24%          --
2011  Lowest contract charge 0.00% Class B    $165.83            --                  --              --         5.30%
      Highest contract charge 0.60% Class B   $153.66            --                  --              --         4.67%
      All contract charges                         --           147            $ 22,715            0.57%          --
2010  Lowest contract charge 0.00% Class B    $157.49            --                  --              --         4.22%
      Highest contract charge 0.90% Class B   $144.85            --                  --              --         3.28%
      All contract charges                         --           169            $ 24,989            1.28%          --
EQ/INTERNATIONAL EQUITY INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $190.79            --                  --              --        (6.90)%
      Highest contract charge 0.90% Class A   $159.59            --                  --              --        (7.74)%
      All contract charges                         --         1,507            $254,494            2.97%          --
2013  Lowest contract charge 0.00% Class A    $204.93            --                  --              --        21.47%
      Highest contract charge 0.90% Class A   $172.97            --                  --              --        20.38%
      All contract charges                         --         1,613            $295,783            2.22%          --
2012  Lowest contract charge 0.00% Class A    $168.71            --                  --              --        16.27%
      Highest contract charge 0.90% Class A   $143.69            --                  --              --        15.22%
      All contract charges                         --         1,765            $269,148            2.95%          --
2011  Lowest contract charge 0.00% Class A    $145.10            --                  --              --       (11.98)%
      Highest contract charge 0.90% Class A   $124.71            --                  --              --       (12.77)%
      All contract charges                         --         2,078            $275,646            2.92%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/INTERNATIONAL EQUITY INDEX (CONTINUED)
2010  Lowest contract charge 0.00% Class A    $164.85            --                  --              --         5.48%
      Highest contract charge 0.90% Class A   $142.97            --                  --              --         4.53%
      All contract charges                         --         2,357            $357,450            2.44%          --
EQ/INTERNATIONAL EQUITY INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $130.25            --                  --              --        (6.90)%
      Highest contract charge 0.90% Class B   $117.49            --                  --              --        (7.74)%
      All contract charges                         --           414            $ 52,708            2.97%          --
2013  Lowest contract charge 0.00% Class B    $139.91            --                  --              --        21.47%
      Highest contract charge 0.90% Class B   $127.34            --                  --              --        20.38%
      All contract charges                         --           414            $ 56,742            2.22%          --
2012  Lowest contract charge 0.00% Class B    $115.18            --                  --              --        16.27%
      Highest contract charge 0.90% Class B   $105.78            --                  --              --        15.22%
      All contract charges                         --           424            $ 47,958            2.95%          --
2011  Lowest contract charge 0.00% Class B    $ 99.06            --                  --              --       (12.20)%
      Highest contract charge 0.90% Class B   $ 91.81            --                  --              --       (12.98)%
      All contract charges                         --           446            $ 43,556            2.92%          --
2010  Lowest contract charge 0.00% Class B    $112.82            --                  --              --         5.21%
      Highest contract charge 0.90% Class B   $105.51            --                  --              --         4.27%
      All contract charges                         --           482            $ 53,934            2.44%          --
EQ/INVESCO COMSTOCK(F)
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $148.75            --                  --              --         8.92%
      Highest contract charge 0.90% Class A   $138.74            --                  --              --         7.94%
      All contract charges                         --           101            $ 13,086            1.88%          --
2013  Lowest contract charge 0.00% Class A    $136.57            --                  --              --        35.08%
      Highest contract charge 0.90% Class A   $128.54            --                  --              --        33.87%
      All contract charges                         --            37            $  4,854            4.83%          --
2012  Lowest contract charge 0.00% Class A    $101.10            --                  --              --        18.43%
      Highest contract charge 0.90% Class A   $ 96.02            --                  --              --        17.36%
      All contract charges                         --            28            $  2,765            1.26%          --
2011  Lowest contract charge 0.00% Class A    $ 85.37            --                  --              --        (1.74)%
      Highest contract charge 0.90% Class A   $ 81.82            --                  --              --        (2.62)%
      All contract charges                         --            30            $  2,522            1.50%          --
2010  Lowest contract charge 0.00% Class A    $ 86.88            --                  --              --        15.50%
      Highest contract charge 0.90% Class A   $ 84.02            --                  --              --        14.46%
      All contract charges                         --            19            $  1,627            1.50%          --
EQ/INVESCO COMSTOCK(F)
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $189.36            --                  --              --         8.92%
      Highest contract charge 0.60% Class B   $140.28            --                  --              --         8.26%
      All contract charges                         --            69            $ 12,100            1.88%          --
2013  Lowest contract charge 0.00% Class B    $173.86            --                  --              --        35.04%
      Highest contract charge 0.60% Class B   $129.58            --                  --              --        34.22%
      All contract charges                         --            34            $  5,480            4.83%          --
2012  Lowest contract charge 0.00% Class B    $128.75            --                  --              --        18.42%
      Highest contract charge 0.60% Class B   $ 96.54            --                  --              --        17.72%
      All contract charges                         --            26            $  3,084            1.26%          --
2011  Lowest contract charge 0.00% Class B    $108.72            --                  --              --        (1.99)%
      Highest contract charge 0.60% Class B   $ 82.01            --                  --              --        (2.58)%
      All contract charges                         --            28            $  2,896            1.50%          --
2010  Lowest contract charge 0.00% Class B    $110.93            --                  --              --        15.21%
      Highest contract charge 0.90% Class B   $ 83.24            --                  --              --        14.18%
      All contract charges                         --            24            $  2,573            1.50%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/JPMORGAN VALUE OPPORTUNITIES
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class A    $296.27           --                   --              --        14.37%
      Highest contract charge 0.00% Class A   $296.27           --                   --              --        14.37%
      All contract charges                         --           21             $  1,687            1.08%          --
2013  Lowest contract charge 0.00% Class A    $259.04           --                   --              --        35.80%
      Highest contract charge 0.00% Class A   $259.04           --                   --              --        35.80%
      All contract charges                         --           14             $  1,248            2.02%          --
2012  Lowest contract charge 0.00% Class A    $190.75           --                   --              --        16.06%
      Highest contract charge 0.00% Class A   $190.75           --                   --              --        16.06%
      All contract charges                         --           11             $  1,238            0.94%          --
2011  Lowest contract charge 0.00% Class A    $164.36           --                   --              --        (4.99)%
      Highest contract charge 0.00% Class A   $164.36           --                   --              --        (4.99)%
      All contract charges                         --           11             $  1,436            1.04%          --
2010  Lowest contract charge 0.00% Class A    $173.00           --                   --              --        12.61%
      Highest contract charge 0.00% Class A   $173.00           --                   --              --        12.61%
      All contract charges                         --           12             $  1,834            1.26%          --
EQ/JPMORGAN VALUE OPPORTUNITIES
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $276.74           --                   --              --        14.38%
      Highest contract charge 0.90% Class B   $235.89           --                   --              --        13.35%
      All contract charges                         --          124             $ 30,663            1.08%          --
2013  Lowest contract charge 0.00% Class B    $241.95           --                   --              --        35.78%
      Highest contract charge 0.90% Class B   $208.11           --                   --              --        34.57%
      All contract charges                         --          127             $ 27,606            2.02%          --
2012  Lowest contract charge 0.00% Class B    $178.19           --                   --              --        16.05%
      Highest contract charge 0.90% Class B   $154.65           --                   --              --        15.00%
      All contract charges                         --          131             $ 21,061            0.94%          --
2011  Lowest contract charge 0.00% Class B    $153.55           --                   --              --        (5.23)%
      Highest contract charge 0.90% Class B   $134.48           --                   --              --        (6.08)%
      All contract charges                         --          150             $ 20,928            1.04%          --
2010  Lowest contract charge 0.00% Class B    $162.02           --                   --              --        12.32%
      Highest contract charge 0.90% Class B   $143.18           --                   --              --        11.31%
      All contract charges                         --          178             $ 26,348            1.26%          --
EQ/LARGE CAP GROWTH INDEX
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $313.85           --                   --              --        12.24%
      Highest contract charge 0.60% Class A   $211.51           --                   --              --        11.57%
      All contract charges                         --           67             $ 15,886            0.91%          --
2013  Lowest contract charge 0.00% Class A    $279.62           --                   --              --        32.50%
      Highest contract charge 0.60% Class A   $189.58           --                   --              --        31.70%
      All contract charges                         --           66             $ 14,826            0.96%          --
2012  Lowest contract charge 0.00% Class A    $211.04           --                   --              --        14.73%
      Highest contract charge 0.60% Class A   $143.95           --                   --              --        14.04%
      All contract charges                         --           65             $ 11,617            1.19%          --
2011  Lowest contract charge 0.00% Class A    $183.95           --                   --              --         2.61%
      Highest contract charge 0.60% Class A   $126.23           --                   --              --         2.00%
      All contract charges                         --           60             $ 10,327            0.91%          --
2010  Lowest contract charge 0.00% Class A    $179.27           --                   --              --        16.24%
      Highest contract charge 0.60% Class A   $123.76           --                   --              --        15.54%
      All contract charges                         --           58             $  9,763            0.99%          --
EQ/LARGE CAP GROWTH INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $156.17           --                   --              --        12.24%
      Highest contract charge 0.90% Class B   $135.65           --                   --              --        11.22%
      All contract charges                         --          805             $115,779            0.91%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/LARGE CAP GROWTH INDEX (CONTINUED)
2013  Lowest contract charge 0.00% Class B    $139.14            --                  --              --        32.49%
      Highest contract charge 0.90% Class B   $121.96            --                  --              --        31.30%
      All contract charges                         --           883            $113,856            0.96%          --
2012  Lowest contract charge 0.00% Class B    $105.02            --                  --              --        14.73%
      Highest contract charge 0.90% Class B   $ 92.89            --                  --              --        13.70%
      All contract charges                         --           967            $ 94,644            1.19%          --
2011  Lowest contract charge 0.00% Class B    $ 91.54            --                  --              --         2.35%
      Highest contract charge 0.90% Class B   $ 81.70            --                  --              --         1.43%
      All contract charges                         --         1,040            $ 89,012            0.91%          --
2010  Lowest contract charge 0.00% Class B    $ 89.44            --                  --              --        15.95%
      Highest contract charge 0.90% Class B   $ 80.55            --                  --              --        14.91%
      All contract charges                         --         1,144            $ 96,359            0.99%          --
EQ/LARGE CAP VALUE INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $ 94.84            --                  --              --        12.62%
      Highest contract charge 0.90% Class A   $ 88.46            --                  --              --        11.61%
      All contract charges                         --           112            $ 10,362            1.62%          --
2013  Lowest contract charge 0.00% Class A    $ 84.21            --                  --              --        31.60%
      Highest contract charge 0.90% Class A   $ 79.26            --                  --              --        30.40%
      All contract charges                         --           101            $  8,239            1.56%          --
2012  Lowest contract charge 0.00% Class A    $ 63.99            --                  --              --        16.60%
      Highest contract charge 0.90% Class A   $ 60.78            --                  --              --        15.55%
      All contract charges                         --           104            $  6,437            1.95%          --
2011  Lowest contract charge 0.00% Class A    $ 54.88            --                  --              --        (0.09)%
      Highest contract charge 0.90% Class A   $ 52.60            --                  --              --        (0.98)%
      All contract charges                         --           110            $  5,896            2.12%          --
2010  Lowest contract charge 0.00% Class A    $ 54.93            --                  --              --        14.89%
      Highest contract charge 0.90% Class A   $ 53.12            --                  --              --        13.86%
      All contract charges                         --            53            $  2,883            1.78%          --
EQ/LARGE CAP VALUE INDEX
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $109.25            --                  --              --        12.63%
      Highest contract charge 0.60% Class B   $ 89.50            --                  --              --        11.96%
      All contract charges                         --            84            $  8,774            1.62%          --
2013  Lowest contract charge 0.00% Class B    $ 97.00            --                  --              --        31.58%
      Highest contract charge 0.60% Class B   $ 79.94            --                  --              --        30.79%
      All contract charges                         --            76            $  6,961            1.56%          --
2012  Lowest contract charge 0.00% Class B    $ 73.72            --                  --              --        16.59%
      Highest contract charge 0.60% Class B   $ 61.12            --                  --              --        15.89%
      All contract charges                         --            67            $  4,746            1.95%          --
2011  Lowest contract charge 0.00% Class B    $ 63.23            --                  --              --        (0.32)%
      Highest contract charge 0.60% Class B   $ 52.74            --                  --              --        (0.92)%
      All contract charges                         --            67            $  3,980            2.12%          --
2010  Lowest contract charge 0.00% Class B    $ 63.43            --                  --              --        14.62%
      Highest contract charge 0.90% Class B   $ 52.64            --                  --              --        13.59%
      All contract charges                         --            33            $  1,952            1.78%          --
EQ/MFS INTERNATIONAL GROWTH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $184.13            --                  --              --        (5.01)%
      Highest contract charge 0.90% Class B   $107.63            --                  --              --        (5.86)%
      All contract charges                         --           287            $ 37,394            0.94%          --
2013  Lowest contract charge 0.00% Class B    $193.84            --                  --              --        13.65%
      Highest contract charge 0.90% Class B   $114.33            --                  --              --        12.63%
      All contract charges                         --           291            $ 39,189            0.94%          --
2012  Lowest contract charge 0.00% Class B    $170.56            --                  --              --        19.70%
      Highest contract charge 0.90% Class B   $101.51            --                  --              --        18.61%
      All contract charges                         --           285            $ 33,109            1.00%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/MFS INTERNATIONAL GROWTH (CONTINUED)
2011  Lowest contract charge 0.00% Class B    $142.49            --                  --              --       (10.71)%
      Highest contract charge 0.90% Class B   $ 85.58            --                  --              --       (11.52)%
      All contract charges                         --           278            $ 26,742            0.65%          --
2010  Lowest contract charge 0.00% Class B    $159.59            --                  --              --        14.94%
      Highest contract charge 0.90% Class B   $ 96.72            --                  --              --        13.91%
      All contract charges                         --           283            $ 29,996            0.91%          --
EQ/MID CAP INDEX
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $340.09            --                  --              --         8.99%
      Highest contract charge 0.60% Class A   $236.02            --                  --              --         8.34%
      All contract charges                         --           129            $ 29,901            0.80%          --
2013  Lowest contract charge 0.00% Class A    $312.03            --                  --              --        32.58%
      Highest contract charge 0.60% Class A   $217.86            --                  --              --        31.79%
      All contract charges                         --           119            $ 28,884            0.77%          --
2012  Lowest contract charge 0.00% Class A    $235.35            --                  --              --        17.08%
      Highest contract charge 0.60% Class A   $165.31            --                  --              --        16.37%
      All contract charges                         --           115            $ 23,264            0.95%          --
2011  Lowest contract charge 0.00% Class A    $201.02            --                  --              --        (2.16)%
      Highest contract charge 0.60% Class A   $142.05            --                  --              --        (2.75)%
      All contract charges                         --           115            $ 21,196            0.66%          --
2010  Lowest contract charge 0.00% Class A    $205.46            --                  --              --        26.05%
      Highest contract charge 0.60% Class A   $146.06            --                  --              --        25.30%
      All contract charges                         --           119            $ 22,790            0.81%          --
EQ/MID CAP INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $217.22            --                  --              --         8.99%
      Highest contract charge 0.90% Class B   $190.82            --                  --              --         8.01%
      All contract charges                         --           427            $ 86,668            0.80%          --
2013  Lowest contract charge 0.00% Class B    $199.30            --                  --              --        32.58%
      Highest contract charge 0.90% Class B   $176.67            --                  --              --        31.38%
      All contract charges                         --           449            $ 83,977            0.77%          --
2012  Lowest contract charge 0.00% Class B    $150.33            --                  --              --        17.08%
      Highest contract charge 0.90% Class B   $134.47            --                  --              --        16.02%
      All contract charges                         --           453            $ 63,939            0.95%          --
2011  Lowest contract charge 0.00% Class B    $128.40            --                  --              --        (2.41)%
      Highest contract charge 0.90% Class B   $115.90            --                  --              --        (3.28)%
      All contract charges                         --           512            $ 62,176            0.66%          --
2010  Lowest contract charge 0.00% Class B    $131.57            --                  --              --        25.74%
      Highest contract charge 0.90% Class B   $119.83            --                  --              --        24.61%
      All contract charges                         --           618            $ 77,397            0.81%          --
EQ/MONEY MARKET
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $172.07            --                  --              --         0.00%
      Highest contract charge 0.90% Class A   $152.29            --                  --              --        (0.90)%
      All contract charges                         --         1,156            $125,159            0.00%          --
2013  Lowest contract charge 0.00% Class A    $172.07            --                  --              --         0.00%
      Highest contract charge 0.90% Class A   $153.67            --                  --              --        (0.90)%
      All contract charges                         --         1,206            $130,681            0.00%          --
2012  Lowest contract charge 0.00% Class A    $172.07            --                  --              --         0.00%
      Highest contract charge 0.90% Class A   $155.07            --                  --              --        (0.90)%
      All contract charges                         --           951            $146,065            0.00%          --
2011  Lowest contract charge 0.00% Class A    $172.07            --                  --              --         0.00%
      Highest contract charge 0.90% Class A   $156.48            --                  --              --        (0.90)%
      All contract charges                         --         1,251            $172,257            0.01%          --
2010  Lowest contract charge 0.00% Class A    $172.07            --                  --              --         0.09%
      Highest contract charge 0.90% Class A   $157.90            --                  --              --        (0.81)%
      All contract charges                         --         1,246            $229,831            0.07%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/MONEY MARKET
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $131.50           --                   --              --         0.01%
      Highest contract charge 0.60% Class B   $125.17           --                   --              --        (0.60)%
      All contract charges                         --          330              $42,162            0.00%          --
2013  Lowest contract charge 0.00% Class B    $131.49           --                   --              --         0.00%
      Highest contract charge 0.60% Class B   $125.93           --                   --              --        (0.60)%
      All contract charges                         --          407              $52,804            0.00%          --
2012  Lowest contract charge 0.00% Class B    $131.49           --                   --              --         0.00%
      Highest contract charge 0.60% Class B   $126.69           --                   --              --        (0.60)%
      All contract charges                         --          525              $67,686            0.00%          --
2011  Lowest contract charge 0.00% Class B    $131.49           --                   --              --         0.00%
      Highest contract charge 0.60% Class B   $127.45           --                   --              --        (0.60)%
      All contract charges                         --          493              $63,707            0.01%          --
2010  Lowest contract charge 0.00% Class B    $131.49           --                   --              --         0.01%
      Highest contract charge 0.90% Class B   $123.49           --                   --              --        (0.89)%
      All contract charges                         --          523              $67,791            0.07%          --
EQ/MORGAN STANLEY MID CAP GROWTH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $174.40           --                   --              --        (0.71)%
      Highest contract charge 0.90% Class A   $162.67           --                   --              --        (1.60)%
      All contract charges                         --          154              $25,987            0.00%          --
2013  Lowest contract charge 0.00% Class A    $175.64           --                   --              --        38.54%
      Highest contract charge 0.90% Class A   $165.32           --                   --              --        37.30%
      All contract charges                         --          185              $31,481            0.00%          --
2012  Lowest contract charge 0.00% Class A    $126.78           --                   --              --         8.76%
      Highest contract charge 0.90% Class A   $120.41           --                   --              --         7.78%
      All contract charges                         --          248              $30,567            0.43%          --
2011  Lowest contract charge 0.00% Class A    $116.57           --                   --              --        (7.47)%
      Highest contract charge 0.90% Class A   $111.72           --                   --              --        (8.31)%
      All contract charges                         --          303              $34,553            0.25%          --
2010  Lowest contract charge 0.00% Class A    $125.98           --                   --              --        32.63%
      Highest contract charge 0.90% Class A   $121.84           --                   --              --        31.44%
      All contract charges                         --          305              $37,725            0.34%          --
EQ/MORGAN STANLEY MID CAP GROWTH
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $252.39           --                   --              --        (0.71)%
      Highest contract charge 0.60% Class B   $164.54           --                   --              --        (1.31)%
      All contract charges                         --          109              $23,819            0.00%          --
2013  Lowest contract charge 0.00% Class B    $254.20           --                   --              --        38.54%
      Highest contract charge 0.60% Class B   $166.72           --                   --              --        37.72%
      All contract charges                         --          110              $24,000            0.00%          --
2012  Lowest contract charge 0.00% Class B    $183.48           --                   --              --         8.75%
      Highest contract charge 0.60% Class B   $121.06           --                   --              --         8.10%
      All contract charges                         --          115              $17,662            0.43%          --
2011  Lowest contract charge 0.00% Class B    $168.71           --                   --              --        (7.70)%
      Highest contract charge 0.60% Class B   $111.99           --                   --              --        (8.25)%
      All contract charges                         --          125              $16,818            0.25%          --
2010  Lowest contract charge 0.00% Class B    $182.78           --                   --              --        32.30%
      Highest contract charge 0.90% Class B   $120.71           --                   --              --        31.11%
      All contract charges                         --          116              $16,556            0.34%          --
EQ/PIMCO ULTRA SHORT BOND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $115.88           --                   --              --        (0.09)%
      Highest contract charge 0.90% Class A   $108.09           --                   --              --        (0.99)%
      All contract charges                         --          156              $17,494            0.38%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/PIMCO ULTRA SHORT BOND (CONTINUED)
2013  Lowest contract charge 0.00% Class A    $115.98           --                   --              --         0.03%
      Highest contract charge 0.90% Class A   $109.17           --                   --              --        (0.87)%
      All contract charges                         --          183              $20,583            0.72%          --
2012  Lowest contract charge 0.00% Class A    $115.95           --                   --              --         1.50%
      Highest contract charge 0.90% Class A   $110.13           --                   --              --         0.58%
      All contract charges                         --          219              $24,634            0.59%          --
2011  Lowest contract charge 0.00% Class A    $114.24           --                   --              --         0.05%
      Highest contract charge 0.90% Class A   $109.49           --                   --              --        (0.84)%
      All contract charges                         --          233              $26,032            0.63%          --
2010  Lowest contract charge 0.00% Class A    $114.18           --                   --              --         1.09%
      Highest contract charge 0.90% Class A   $110.42           --                   --              --         0.18%
      All contract charges                         --          274              $30,700            0.40%          --
EQ/PIMCO ULTRA SHORT BOND
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $118.75           --                   --              --        (0.09)%
      Highest contract charge 0.60% Class B   $110.04           --                   --              --        (0.69)%
      All contract charges                         --          165              $19,037            0.38%          --
2013  Lowest contract charge 0.00% Class B    $118.86           --                   --              --         0.08%
      Highest contract charge 0.60% Class B   $110.80           --                   --              --        (0.52)%
      All contract charges                         --          158              $18,293            0.72%          --
2012  Lowest contract charge 0.00% Class B    $118.76           --                   --              --         1.50%
      Highest contract charge 0.60% Class B   $111.38           --                   --              --         0.89%
      All contract charges                         --          162              $18,696            0.59%          --
2011  Lowest contract charge 0.00% Class B    $117.01           --                   --              --        (0.20)%
      Highest contract charge 0.60% Class B   $110.40           --                   --              --        (0.79)%
      All contract charges                         --          157              $17,915            0.63%          --
2010  Lowest contract charge 0.00% Class B    $117.24           --                   --              --         0.84%
      Highest contract charge 0.90% Class B   $110.04           --                   --              --        (0.07)%
      All contract charges                         --          178              $20,332            0.40%          --
EQ/QUALITY BOND PLUS
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $249.97           --                   --              --         2.90%
      Highest contract charge 0.90% Class A   $194.59           --                   --              --         1.98%
      All contract charges                         --          222              $41,887            0.99%          --
2013  Lowest contract charge 0.00% Class A    $242.92           --                   --              --        (2.28)%
      Highest contract charge 0.90% Class A   $190.82           --                   --              --        (3.16)%
      All contract charges                         --          241              $44,253            0.35%          --
2012  Lowest contract charge 0.00% Class A    $248.58           --                   --              --         2.66%
      Highest contract charge 0.90% Class A   $197.04           --                   --              --         1.73%
      All contract charges                         --          259              $50,564            0.61%          --
2011  Lowest contract charge 0.00% Class A    $242.15           --                   --              --         1.47%
      Highest contract charge 0.90% Class A   $193.69           --                   --              --         0.56%
      All contract charges                         --          270              $54,486            2.42%          --
2010  Lowest contract charge 0.00% Class A    $238.65           --                   --              --         6.47%
      Highest contract charge 0.90% Class A   $192.62           --                   --              --         5.51%
      All contract charges                         --          320              $65,807            9.13%          --
EQ/QUALITY BOND PLUS
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B    $168.67           --                   --              --         2.90%
      Highest contract charge 0.60% Class B   $153.25           --                   --              --         2.29%
      All contract charges                         --          137              $21,519            0.99%          --
2013  Lowest contract charge 0.00% Class B    $163.91           --                   --              --        (2.28)%
      Highest contract charge 0.60% Class B   $149.82           --                   --              --        (2.87)%
      All contract charges                         --          146              $22,325            0.35%          --
2012  Lowest contract charge 0.00% Class B    $167.74           --                   --              --         2.66%
      Highest contract charge 0.60% Class B   $154.25           --                   --              --         2.04%
      All contract charges                         --          156              $24,295            0.61%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/QUALITY BOND PLUS (CONTINUED)
2011  Lowest contract charge 0.00% Class B    $163.40           --                   --              --         1.22%
      Highest contract charge 0.60% Class B   $151.17           --                   --              --         0.61%
      All contract charges                         --          165              $25,209            2.42%          --
2010  Lowest contract charge 0.00% Class B    $161.43           --                   --              --         6.24%
      Highest contract charge 0.90% Class B   $147.22           --                   --              --         5.29%
      All contract charges                         --          176              $26,750            9.13%          --
EQ/SMALL COMPANY INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A    $393.71           --                   --              --         4.85%
      Highest contract charge 0.90% Class A   $311.55           --                   --              --         3.91%
      All contract charges                         --          163              $45,618            0.80%          --
2013  Lowest contract charge 0.00% Class A    $375.50           --                   --              --        37.45%
      Highest contract charge 0.90% Class A   $299.84           --                   --              --        36.21%
      All contract charges                         --          170              $46,278            0.98%          --
2012  Lowest contract charge 0.00% Class A    $273.20           --                   --              --        15.54%
      Highest contract charge 0.90% Class A   $220.13           --                   --              --        14.50%
      All contract charges                         --          177              $37,153            1.50%          --
2011  Lowest contract charge 0.00% Class A    $236.45           --                   --              --        (3.76)%
      Highest contract charge 0.90% Class A   $192.25           --                   --              --        (4.62)%
      All contract charges                         --          210              $40,442            0.84%          --
2010  Lowest contract charge 0.00% Class A    $245.68           --                   --              --        26.13%
      Highest contract charge 0.90% Class A   $201.57           --                   --              --        25.00%
      All contract charges                         --          214              $44,244            1.21%          --
EQ/SMALL COMPANY INDEX
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $285.84           --                   --              --         4.85%
      Highest contract charge 0.90% Class B   $272.30           --                   --              --         3.90%
      All contract charges                         --           99              $28,159            0.80%          --
2013  Lowest contract charge 0.00% Class B    $272.63           --                   --              --        37.46%
      Highest contract charge 0.90% Class B   $262.07           --                   --              --        36.22%
      All contract charges                         --           93              $25,369            0.98%          --
2012  Lowest contract charge 0.00% Class B    $198.34           --                   --              --        15.54%
      Highest contract charge 0.90% Class B   $192.39           --                   --              --        14.50%
      All contract charges                         --           84              $16,707            1.50%          --
2011  Lowest contract charge 0.00% Class B    $171.66           --                   --              --        (4.00)%
      Highest contract charge 0.90% Class B   $168.03           --                   --              --        (4.86)%
      All contract charges                         --           76              $13,071            0.84%          --
2010  Lowest contract charge 0.00% Class B    $178.81           --                   --              --        25.82%
      Highest contract charge 0.90% Class B   $176.61           --                   --              --        24.69%
      All contract charges                         --           75              $13,547            1.21%          --
EQ/T. ROWE PRICE GROWTH STOCK
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $170.90           --                   --              --         8.64%
      Highest contract charge 0.60% Class A   $163.01           --                   --              --         7.99%
      All contract charges                         --           55              $ 2,411            0.00%          --
2013  Lowest contract charge 0.00% Class A    $157.31           --                   --              --        37.93%
      Highest contract charge 0.60% Class A   $150.95           --                   --              --        37.12%
      All contract charges                         --           31              $ 1,490            0.00%          --
2012  Lowest contract charge 0.00% Class A    $114.05           --                   --              --        18.95%
      Highest contract charge 0.60% Class A   $110.09           --                   --              --        18.22%
      All contract charges                         --           17              $   904            0.00%          --
2011  Lowest contract charge 0.00% Class A    $ 95.88           --                   --              --        (1.71)%
      Highest contract charge 0.60% Class A   $ 93.12           --                   --              --        (2.30)%
      All contract charges                         --           12              $   676              --           --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
EQ/T. ROWE PRICE GROWTH STOCK (CONTINUED)
2010  Lowest contract charge 0.00% Class A    $ 97.55           --                   --              --        16.68%
      Highest contract charge 0.60% Class A   $ 95.31           --                   --              --        15.99%
      All contract charges                         --           18              $ 1,007              --           --
EQ/T. ROWE PRICE GROWTH STOCK
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $200.18           --                   --              --         8.64%
      Highest contract charge 0.90% Class B   $157.34           --                   --              --         7.66%
      All contract charges                         --          360              $62,179            0.00%          --
2013  Lowest contract charge 0.00% Class B    $184.26           --                   --              --        37.92%
      Highest contract charge 0.90% Class B   $146.15           --                   --              --        36.69%
      All contract charges                         --          345              $54,397            0.00%          --
2012  Lowest contract charge 0.00% Class B    $133.60           --                   --              --        18.94%
      Highest contract charge 0.90% Class B   $106.92           --                   --              --        17.86%
      All contract charges                         --          371              $42,246            0.00%          --
2011  Lowest contract charge 0.00% Class B    $112.33           --                   --              --        (1.95)%
      Highest contract charge 0.90% Class B   $ 90.72           --                   --              --        (2.83)%
      All contract charges                         --          343              $32,871              --           --
2010  Lowest contract charge 0.00% Class B    $114.56           --                   --              --        16.39%
      Highest contract charge 0.90% Class B   $ 93.36           --                   --              --        15.35%
      All contract charges                         --          384              $37,430              --           --
EQ/UBS GROWTH & INCOME
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $210.72           --                   --              --        14.44%
      Highest contract charge 0.90% Class B   $136.73           --                   --              --        13.41%
      All contract charges                         --           67              $11,001            0.65%          --
2013  Lowest contract charge 0.00% Class B    $184.13           --                   --              --        35.54%
      Highest contract charge 0.90% Class B   $120.56           --                   --              --        34.31%
      All contract charges                         --           63              $ 8,990            1.10%          --
2012  Lowest contract charge 0.00% Class B    $135.85           --                   --              --        12.87%
      Highest contract charge 0.90% Class B   $ 89.76           --                   --              --        11.85%
      All contract charges                         --           53              $ 5,682            0.87%          --
2011  Lowest contract charge 0.00% Class B    $120.36           --                   --              --        (2.82)%
      Highest contract charge 0.90% Class B   $ 80.25           --                   --              --        (3.68)%
      All contract charges                         --           51              $ 4,901            0.76%          --
2010  Lowest contract charge 0.00% Class B    $123.85           --                   --              --        13.07%
      Highest contract charge 0.90% Class B   $ 83.32           --                   --              --        12.05%
      All contract charges                         --           55              $ 5,420            0.71%          --
EQ/WELLS FARGO OMEGA GROWTH
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class A    $368.28           --                   --              --         3.80%
      Highest contract charge 0.00% Class A   $368.28           --                   --              --         3.80%
      All contract charges                         --          121              $12,253            0.00%          --
2013  Lowest contract charge 0.00% Class A    $354.81           --                   --              --        39.08%
      Highest contract charge 0.00% Class A   $354.81           --                   --              --        39.08%
      All contract charges                         --           82              $11,782            0.00%          --
2012  Lowest contract charge 0.00% Class A    $255.11           --                   --              --        20.44%
      Highest contract charge 0.00% Class A   $255.11           --                   --              --        20.44%
      All contract charges                         --           63              $ 7,888            0.01%          --
2011  Lowest contract charge 0.00% Class A    $211.82           --                   --              --        (5.64)%
      Highest contract charge 0.00% Class A   $211.82           --                   --              --        (5.64)%
      All contract charges                         --           52              $ 6,794              --           --
2010  Lowest contract charge 0.00% Class A    $224.48           --                   --              --        17.58%
      Highest contract charge 0.00% Class A   $224.48           --                   --              --        17.58%
      All contract charges                         --           26              $ 4,837            0.01%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------------------------------------
                                                                   UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                        ---------- ----------------- ------------------- -------------- ---------
EQ/WELLS FARGO OMEGA GROWTH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B               $210.71           --                   --              --         3.80%
      Highest contract charge 0.90% Class B              $183.43           --                   --              --         2.87%
      All contract charges                                    --          419              $82,054            0.00%          --
2013  Lowest contract charge 0.00% Class B               $203.00           --                   --              --        39.08%
      Highest contract charge 0.90% Class B              $178.32           --                   --              --        37.83%
      All contract charges                                    --          449              $84,688            0.00%          --
2012  Lowest contract charge 0.00% Class B               $145.96           --                   --              --        20.43%
      Highest contract charge 0.90% Class B              $129.38           --                   --              --        19.34%
      All contract charges                                    --          408              $55,611            0.01%          --
2011  Lowest contract charge 0.00% Class B               $121.20           --                   --              --        (5.87)%
      Highest contract charge 0.90% Class B              $108.41           --                   --              --        (6.72)%
      All contract charges                                    --          497              $56,870              --           --
2010  Lowest contract charge 0.00% Class B               $128.76           --                   --              --        17.29%
      Highest contract charge 0.90% Class B              $116.22           --                   --              --        16.24%
      All contract charges                                    --          406              $49,872            0.01%          --
FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Service Class 2       $224.88           --                   --              --         5.55%
      Highest contract charge 0.00% Service Class 2      $224.88           --                   --              --         5.55%
      All contract charges                                    --           17              $ 1,482            0.81%          --
2013  Lowest contract charge 0.00% Service Class 2       $213.05           --                   --              --        22.09%
      Highest contract charge 0.00% Service Class 2      $213.05           --                   --              --        22.09%
      All contract charges                                    --           13              $ 1,320            0.68%          --
2012  Lowest contract charge 0.00% Service Class 2       $174.50           --                   --              --        15.11%
      Highest contract charge 0.00% Service Class 2      $174.50           --                   --              --        15.11%
      All contract charges                                    --           14              $ 1,460            1.10%          --
2011  Lowest contract charge 0.00% Service Class 2       $151.59           --                   --              --        (6.46)%
      Highest contract charge 0.00% Service Class 2      $151.59           --                   --              --        (6.46)%
      All contract charges                                    --           12              $ 1,265            1.43%          --
2010  Lowest contract charge 0.00% Service Class 2       $162.06           --                   --              --        16.02%
      Highest contract charge 0.00% Service Class 2      $162.06           --                   --              --        16.02%
      All contract charges                                    --           23              $ 3,707            0.50%          --
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Service Class 2       $334.27           --                   --              --        11.65%
      Highest contract charge 0.90% Service Class 2      $168.93           --                   --              --        10.65%
      All contract charges                                    --          569              $87,938            0.76%          --
2013  Lowest contract charge 0.00% Service Class 2       $299.38           --                   --              --        30.95%
      Highest contract charge 0.90% Service Class 2      $152.67           --                   --              --        29.78%
      All contract charges                                    --          497              $70,922            1.23%          --
2012  Lowest contract charge 0.00% Service Class 2       $228.62           --                   --              --        16.14%
      Highest contract charge 0.90% Service Class 2      $117.64           --                   --              --        15.09%
      All contract charges                                    --          303              $35,455            1.15%          --
2011  Lowest contract charge 0.00% Service Class 2       $196.85           --                   --              --        (2.78)%
      Highest contract charge 0.90% Service Class 2      $102.22           --                   --              --        (3.66)%
      All contract charges                                    --          249              $30,837            0.84%          --
2010  Lowest contract charge 0.00% Service Class 2       $202.48           --                   --              --        16.93%
      Highest contract charge 0.90% Service Class 2(a)   $106.10           --                   --              --        20.44%
      All contract charges                                    --          270              $46,061            0.93%          --
FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Service Class 2       $258.59           --                   --              --         8.48%
      Highest contract charge 0.00% Service Class 2      $258.59           --                   --              --         8.48%
      All contract charges                                    --           25              $ 1,007            2.47%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------
                                                                    UNITS OUTSTANDING    ACCUMULATION       INVESTMENT
                                                         UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO**
                                                         ---------- ----------------- ------------------- --------------
FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO (CONTINUED)
2013  Lowest contract charge 0.00% Service Class 2        $238.38           --                   --              --
      Highest contract charge 0.00% Service Class 2       $238.38           --                   --              --
      All contract charges                                     --           28              $ 1,373            2.28%
2012  Lowest contract charge 0.00% Service Class 2        $186.49           --                   --              --
      Highest contract charge 0.00% Service Class 2       $186.49           --                   --              --
      All contract charges                                     --           23              $   981            2.73%
2011  Lowest contract charge 0.00% Service Class 2        $159.32           --                   --              --
      Highest contract charge 0.00% Service Class 2       $159.32           --                   --              --
      All contract charges                                     --           19              $   915            2.03%
2010  Lowest contract charge 0.00% Service Class 2        $158.28           --                   --              --
      Highest contract charge 0.00% Service Class 2       $158.28           --                   --              --
      All contract charges                                     --           41              $ 4,712            1.35%
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Service Class 2        $250.17           --                   --              --
      Highest contract charge 0.90% Service Class 2       $176.50           --                   --              --
      All contract charges                                     --           68              $ 7,537            1.76%
2013  Lowest contract charge 0.00% Service Class 2        $226.96           --                   --              --
      Highest contract charge 0.90% Service Class 2       $161.58           --                   --              --
      All contract charges                                     --           53              $ 5,885            1.91%
2012  Lowest contract charge 0.00% Service Class 2        $170.33           --                   --              --
      Highest contract charge 0.90% Service Class 2       $122.36           --                   --              --
      All contract charges                                     --           34              $ 3,223            2.46%
2011  Lowest contract charge 0.00% Service Class 2        $144.04           --                   --              --
      Highest contract charge 0.60% Service Class 2       $104.95           --                   --              --
      All contract charges                                     --           19              $ 1,563            1.76%
2010  Lowest contract charge 0.00% Service Class 2        $142.11           --                   --              --
      Highest contract charge 0.90% Service Class 2 (a)   $103.95           --                   --              --
      All contract charges                                     --           34              $ 4,338            0.40%
FIDELITY(R) VIP HIGH INCOME PORTFOLIO
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Service Class 2        $224.14           --                   --              --
      Highest contract charge 0.00% Service Class 2       $224.14           --                   --              --
      All contract charges                                     --           72              $ 5,043            5.13%
2013  Lowest contract charge 0.00% Service Class 2        $222.14           --                   --              --
      Highest contract charge 0.00% Service Class 2       $222.14           --                   --              --
      All contract charges                                     --           81              $10,831            5.40%
2012  Lowest contract charge 0.00% Service Class 2        $210.16           --                   --              --
      Highest contract charge 0.00% Service Class 2       $210.16           --                   --              --
      All contract charges                                     --           90              $13,379            6.82%
2011  Lowest contract charge 0.00% Service Class 2        $184.40           --                   --              --
      Highest contract charge 0.00% Service Class 2       $184.40           --                   --              --
      All contract charges                                     --           63              $ 9,679            3.49%
2010  Lowest contract charge 0.00% Service Class 2        $177.79           --                   --              --
      Highest contract charge 0.00% Service Class 2       $177.79           --                   --              --
      All contract charges                                     --          126              $20,003            8.19%
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Service Class 2        $165.20           --                   --              --
      Highest contract charge 0.00% Service Class 2       $165.20           --                   --              --
      All contract charges                                     --          262              $ 8,319            2.10%
2013  Lowest contract charge 0.00% Service Class 2        $156.41           --                   --              --
      Highest contract charge 0.00% Service Class 2       $156.41           --                   --              --
      All contract charges                                     --          222              $14,747            1.88%
2012  Lowest contract charge 0.00% Service Class 2        $159.72           --                   --              --
      Highest contract charge 0.00% Service Class 2       $159.72           --                   --              --
      All contract charges                                     --          251              $22,605            3.47%

                                                   --------
                                                     TOTAL
                                                   RETURN***
                                                   ---------

Lowest contract charge 0.00% Service Class 2         27.82%
Highest contract charge 0.00% Service Class 2        27.82%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         17.05%
Highest contract charge 0.00% Service Class 2        17.05%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          0.66%
Highest contract charge 0.00% Service Class 2         0.66%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         14.92%
Highest contract charge 0.00% Service Class 2        14.92%
All contract charges                                    --

Unit Value 0.00% to 0.90%*
Lowest contract charge 0.00% Service Class 2         10.23%
Highest contract charge 0.90% Service Class 2         9.23%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         33.25%
Highest contract charge 0.90% Service Class 2        32.05%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         18.25%
Highest contract charge 0.90% Service Class 2        17.18%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          1.36%
Highest contract charge 0.60% Service Class 2         0.75%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         14.54%
Highest contract charge 0.90% Service Class 2 (a)    18.65%
All contract charges                                    --

Unit Value 0.00% to 0.00%*
Lowest contract charge 0.00% Service Class 2          0.90%
Highest contract charge 0.00% Service Class 2         0.90%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          5.70%
Highest contract charge 0.00% Service Class 2         5.70%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         13.97%
Highest contract charge 0.00% Service Class 2        13.97%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          3.72%
Highest contract charge 0.00% Service Class 2         3.72%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         13.67%
Highest contract charge 0.00% Service Class 2        13.67%
All contract charges                                    --

Unit Value 0.00% to 0.00%*
Lowest contract charge 0.00% Service Class 2          5.62%
Highest contract charge 0.00% Service Class 2         5.62%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         (2.07)%
Highest contract charge 0.00% Service Class 2        (2.07)%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          5.61%
Highest contract charge 0.00% Service Class 2         5.61%
All contract charges                                    --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                     YEARS ENDED DECEMBER 31,
                                                             ---------------------------------------------------------------
                                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT
                                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO**
                                                             ---------- ----------------- ------------------- --------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO (CONTINUED)
2011      Lowest contract charge 0.00% Service Class 2        $151.24           --                   --              --
          Highest contract charge 0.00% Service Class 2       $151.24           --                   --              --
          All contract charges                                     --          105              $12,644            2.54%
2010      Lowest contract charge 0.00% Service Class 2        $141.30           --                   --              --
          Highest contract charge 0.00% Service Class 2       $141.30           --                   --              --
          All contract charges                                                 174              $21,980            3.41%
FIDELITY(R) VIP MID CAP PORTFOLIO
          Unit Value 0.00% to 0.90%*
2014      Lowest contract charge 0.00% Service Class 2        $438.39           --                   --              --
          Highest contract charge 0.90% Service Class 2       $159.83           --                   --              --
          All contract charges                                     --          160              $32,742            0.02%
2013      Lowest contract charge 0.00% Service Class 2        $413.45           --                   --              --
          Highest contract charge 0.90% Service Class 2       $152.11           --                   --              --
          All contract charges                                     --          152              $30,675            0.30%
2012      Lowest contract charge 0.00% Service Class 2        $304.30           --                   --              --
          Highest contract charge 0.90% Service Class 2       $112.97           --                   --              --
          All contract charges                                     --          132              $22,666            0.42%
2011      Lowest contract charge 0.00% Service Class 2        $265.62           --                   --              --
          Highest contract charge 0.90% Service Class 2       $ 99.51           --                   --              --
          All contract charges                                     --          149              $27,701            0.02%
2010      Lowest contract charge 0.00% Service Class 2        $297.95           --                   --              --
          Highest contract charge 0.90% Service Class 2       $112.63           --                   --              --
          All contract charges                                     --          244              $53,100            0.16%
FIDELITY(R) VIP MONEY MARKET PORTFOLIO
          Unit Value 0.00% to 0.00%*
2014      Lowest contract charge 0.00% Service Class 2        $100.29           --                   --              --
          Highest contract charge 0.00% Service Class 2       $100.29           --                   --              --
          All contract charges                                     --           73              $   999            0.01%
2013      Lowest contract charge 0.00% Service Class 2        $100.28           --                   --              --
          Highest contract charge 0.00% Service Class 2       $100.28           --                   --              --
          All contract charges                                     --           69              $ 1,329            0.01%
2012      Lowest contract charge 0.00% Service Class 2        $100.27           --                   --              --
          Highest contract charge 0.00% Service Class 2       $100.27           --                   --              --
          All contract charges                                     --          110              $ 1,969            0.01%
2011      Lowest contract charge 0.00% Service Class 2        $100.26           --                   --              --
          Highest contract charge 0.00% Service Class 2       $100.26           --                   --              --
          All contract charges                                     --           28              $   756            0.01%
2010      Lowest contract charge 0.00% Service Class 2        $100.25           --                   --              --
          Highest contract charge 0.00% Service Class 2       $100.25           --                   --              --
          All contract charges                                     --           27              $ 1,544            0.03%
FIDELITY(R) VIP VALUE PORTFOLIO
          Unit Value 0.00% to 0.00%*
2014      Lowest contract charge 0.00% Service Class 2        $268.87           --                   --              --
          Highest contract charge 0.00% Service Class 2       $268.87           --                   --              --
          All contract charges                                     --            9              $ 1,519            1.19%
2013      Lowest contract charge 0.00% Service Class 2        $241.99           --                   --              --
          Highest contract charge 0.00% Service Class 2       $241.99           --                   --              --
          All contract charges                                     --            8              $ 1,244            0.93%
2012      Lowest contract charge 0.00% Service Class 2        $183.08           --                   --              --
          Highest contract charge 0.00% Service Class 2       $183.08           --                   --              --
          All contract charges                                     --            5              $   780            1.75%
2011      Lowest contract charge 0.00% Service Class 2        $151.87           --                   --              --
          Highest contract charge 0.00% Service Class 2       $151.87           --                   --              --
          All contract charges                                     --            5              $   551            0.61%
2010      Lowest contract charge 0.00% Service Class 2        $156.05           --                   --              --
          Highest contract charge 0.00% Service Class 2       $156.05           --                   --              --
          All contract charges                                     --           35              $ 5,420            0.80%

                                                   --------
                                                     TOTAL
                                                   RETURN***
                                                   ---------

Lowest contract charge 0.00% Service Class 2          7.03%
Highest contract charge 0.00% Service Class 2         7.03%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          7.55%
Highest contract charge 0.00% Service Class 2         7.55%
All contract charges                                    --

Unit Value 0.00% to 0.90%*
Lowest contract charge 0.00% Service Class 2          6.03%
Highest contract charge 0.90% Service Class 2         5.08%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         35.87%
Highest contract charge 0.90% Service Class 2        34.65%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         14.56%
Highest contract charge 0.90% Service Class 2        13.53%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2        (10.85)%
Highest contract charge 0.90% Service Class 2       (11.65)%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         28.57%
Highest contract charge 0.90% Service Class 2        24.70%
All contract charges                                    --

Unit Value 0.00% to 0.00%*
Lowest contract charge 0.00% Service Class 2          0.01%
Highest contract charge 0.00% Service Class 2         0.01%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          0.01%
Highest contract charge 0.00% Service Class 2         0.01%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          0.01%
Highest contract charge 0.00% Service Class 2         0.01%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          0.01%
Highest contract charge 0.00% Service Class 2         0.01%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2          0.07%
Highest contract charge 0.00% Service Class 2         0.07%
All contract charges                                    --

Unit Value 0.00% to 0.00%*
Lowest contract charge 0.00% Service Class 2         11.11%
Highest contract charge 0.00% Service Class 2        11.11%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         32.18%
Highest contract charge 0.00% Service Class 2        32.18%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         20.55%
Highest contract charge 0.00% Service Class 2        20.55%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         (2.68)%
Highest contract charge 0.00% Service Class 2        (2.68)%
All contract charges                                    --
Lowest contract charge 0.00% Service Class 2         17.52%
Highest contract charge 0.00% Service Class 2        17.52%
All contract charges                                    --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                             YEARS ENDED DECEMBER 31,
                                                     -----------------------------------------------------------------------
                                                                UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                     UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                     ---------- ----------------- ------------------- -------------- ---------
FIDELITY(R) VIP VALUE STRATEGIES PORTFOLIO
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Service Class 2    $341.05           --                   --              --         6.51%
      Highest contract charge 0.00% Service Class 2   $341.05           --                   --              --         6.51%
      All contract charges                                 --            3              $   323            0.74%          --
2013  Lowest contract charge 0.00% Service Class 2    $320.19           --                   --              --        30.18%
      Highest contract charge 0.00% Service Class 2   $320.19           --                   --              --        30.18%
      All contract charges                                 --            3              $   533            0.60%          --
2012  Lowest contract charge 0.00% Service Class 2    $245.95           --                   --              --        27.06%
      Highest contract charge 0.00% Service Class 2   $245.95           --                   --              --        27.06%
      All contract charges                                 --            3              $   426            0.43%          --
2011  Lowest contract charge 0.00% Service Class 2    $193.57           --                   --              --        (9.04)%
      Highest contract charge 0.00% Service Class 2   $193.57           --                   --              --        (9.04)%
      All contract charges                                 --            2              $   314            0.63%          --
2010  Lowest contract charge 0.00% Service Class 2    $212.80           --                   --              --        26.34%
      Highest contract charge 0.00% Service Class 2   $212.80           --                   --              --        26.34%
      All contract charges                                 --           26              $ 5,402            0.22%          --
FRANKLIN MUTUAL SHARES VIP FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class 2            $159.99           --                   --              --         7.12%
      Highest contract charge 0.90% Class 2           $153.34           --                   --              --         6.15%
      All contract charges                                 --           99              $11,542            2.06%          --
2013  Lowest contract charge 0.00% Class 2            $149.35           --                   --              --        28.26%
      Highest contract charge 0.90% Class 2           $144.45           --                   --              --        27.11%
      All contract charges                                 --          107              $12,070            2.07%          --
2012  Lowest contract charge 0.00% Class 2            $116.44           --                   --              --        14.24%
      Highest contract charge 0.90% Class 2           $113.64           --                   --              --        13.21%
      All contract charges                                 --           91              $ 8,442            2.20%          --
2011  Lowest contract charge 0.00% Class 2            $101.93           --                   --              --        (1.04)%
      Highest contract charge 0.90% Class 2           $100.38           --                   --              --        (1.93)%
      All contract charges                                 --           83              $ 8,046            2.49%          --
2010  Lowest contract charge 0.00% Class 2(a)         $103.00           --                   --              --        13.77%
      Highest contract charge 0.90% Class 2(a)        $102.36           --                   --              --        13.15%
      All contract charges                                 --           73              $ 7,154            0.60%          --
FRANKLIN RISING DIVIDENDS VIP FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class 2            $181.51           --                   --              --         8.72%
      Highest contract charge 0.90% Class 2           $173.97           --                   --              --         7.74%
      All contract charges                                 --          299              $53,364            1.31%          --
2013  Lowest contract charge 0.00% Class 2            $166.95           --                   --              --        29.69%
      Highest contract charge 0.90% Class 2           $161.47           --                   --              --        28.53%
      All contract charges                                 --          293              $48,326            1.58%          --
2012  Lowest contract charge 0.00% Class 2            $128.73           --                   --              --        11.96%
      Highest contract charge 0.90% Class 2           $125.63           --                   --              --        10.95%
      All contract charges                                 --          254              $32,372            1.61%          --
2011  Lowest contract charge 0.00% Class 2            $114.98           --                   --              --         6.00%
      Highest contract charge 0.90% Class 2           $113.23           --                   --              --         5.05%
      All contract charges                                 --          171              $19,522            1.42%          --
2010  Lowest contract charge 0.00% Class 2(a)         $108.47           --                   --              --        17.18%
      Highest contract charge 0.90% Class 2(a)        $107.79           --                   --              --        16.53%
      All contract charges                                 --          161              $17,438            0.01%          --
FRANKLIN SMALL CAP VALUE VIP FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class 2            $166.74           --                   --              --         0.57%
      Highest contract charge 0.90% Class 2           $159.81           --                   --              --        (0.34)%
      All contract charges                                 --           99              $ 5,650            0.61%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------------------------------
                                                                  UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                       UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                       ---------- ----------------- ------------------- -------------- ---------
FRANKLIN SMALL CAP VALUE VIP FUND (CONTINUED)
2013  Lowest contract charge 0.00% Class 2              $165.79           --                   --              --        36.24%
      Highest contract charge 0.90% Class 2             $160.35           --                   --              --        35.01%
      All contract charges                                   --           83              $ 6,511            1.36%          --
2012  Lowest contract charge 0.00% Class 2              $121.69           --                   --              --        18.39%
      Highest contract charge 0.90% Class 2             $118.77           --                   --              --        17.33%
      All contract charges                                   --           52              $ 2,522            0.80%          --
2011  Lowest contract charge 0.00% Class 2              $102.79           --                   --              --        (3.76)%
      Highest contract charge 0.90% Class 2             $101.23           --                   --              --        (4.63)%
      All contract charges                                   --           22              $ 1,980            0.74%          --
2010  Lowest contract charge 0.00% Class 2(a)           $106.81           --                   --              --        23.02%
      Highest contract charge 0.90% Class 2(a)          $106.14           --                   --              --        22.35%
      All contract charges                                   --            6              $   647              --           --
FRANKLIN STRATEGIC INCOME VIP FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class 2              $128.09           --                   --              --         1.86%
      Highest contract charge 0.90% Class 2             $122.77           --                   --              --         0.95%
      All contract charges                                   --          226              $28,646            5.79%          --
2013  Lowest contract charge 0.00% Class 2              $125.75           --                   --              --         3.32%
      Highest contract charge 0.90% Class 2             $121.62           --                   --              --         2.38%
      All contract charges                                   --          200              $24,932            6.01%          --
2012  Lowest contract charge 0.00% Class 2              $121.71           --                   --              --        12.75%
      Highest contract charge 0.90% Class 2             $118.79           --                   --              --        11.74%
      All contract charges                                   --          160              $19,404            6.83%          --
2011  Lowest contract charge 0.00% Class 2              $107.95           --                   --              --         2.58%
      Highest contract charge 0.90% Class 2             $106.31           --                   --              --         1.65%
      All contract charges                                   --          103              $11,041            9.09%          --
2010  Lowest contract charge 0.00% Class 2(a)           $105.24           --                   --              --         8.14%
      Highest contract charge 0.90% Class 2(a)          $104.58           --                   --              --         7.54%
      All contract charges                                   --           43              $ 4,514            0.13%          --
GOLDMAN SACHS VIT MID CAP VALUE FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Service Shares       $179.82           --                   --              --        13.29%
      Highest contract charge 0.90% Service Shares      $172.35           --                   --              --        12.27%
      All contract charges                                   --           59              $10,520            0.90%          --
2013  Lowest contract charge 0.00% Service Shares       $158.73           --                   --              --        32.55%
      Highest contract charge 0.90% Service Shares      $153.52           --                   --              --        31.36%
      All contract charges                                   --           55              $ 8,694            0.50%          --
2012  Lowest contract charge 0.00% Service Shares       $119.75           --                   --              --        18.19%
      Highest contract charge 0.90% Service Shares      $116.87           --                   --              --        17.13%
      All contract charges                                   --           64              $ 7,466            1.17%          --
2011  Lowest contract charge 0.00% Service Shares       $101.32           --                   --              --        (6.59)%
      Highest contract charge 0.90% Service Shares      $ 99.78           --                   --              --        (7.44)%
      All contract charges                                   --           49              $ 4,946            0.60%          --
2010  Lowest contract charge 0.00% Service Shares(a)    $108.47           --                   --              --        23.60%
      Highest contract charge 0.90% Service Shares(a)   $107.80           --                   --              --        22.93%
      All contract charges                                   --           34              $ 3,662            1.14%          --
INVESCO V.I. DIVERSIFIED DIVIDEND FUND
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Series II            $160.76           --                   --              --        12.54%
      Highest contract charge 0.00% Series II           $160.76           --                   --              --        12.54%
      All contract charges                                   --           49              $ 2,094            1.14%          --
2013  Lowest contract charge 0.00% Series II            $142.85           --                   --              --        30.77%
      Highest contract charge 0.00% Series II           $142.85           --                   --              --        30.77%
      All contract charges                                   --           22              $ 1,324            2.15%          --
2012  Lowest contract charge 0.00% Series II            $109.24           --                   --              --        18.37%
      Highest contract charge 0.00% Series II           $109.24           --                   --              --        18.37%
      All contract charges                                   --            6              $   400            1.64%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                            YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------------
                                                               UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                    ---------- ----------------- ------------------- -------------- ---------
INVESCO V.I. DIVERSIFIED DIVIDEND FUND (CONTINUED)
2011   Lowest contract charge 0.00% Series II(b)     $ 92.29           --                   --              --        (7.89)%
       Highest contract charge 0.00% Series II(b)    $ 92.29           --                   --              --        (7.89)%
       All contract charges                               --            4              $   103              --           --
INVESCO V.I. GLOBAL REAL ESTATE FUND
       Unit Value 0.00% to 0.90%*
2014   Lowest contract charge 0.00% Series II        $155.78           --                   --              --        14.34%
       Highest contract charge 0.90% Series II       $149.31           --                   --              --        13.31%
       All contract charges                               --          284              $30,513            1.51%          --
2013   Lowest contract charge 0.00% Series II        $136.24           --                   --              --         2.44%
       Highest contract charge 0.90% Series II       $131.77           --                   --              --         1.52%
       All contract charges                               --          196              $21,013            3.72%          --
2012   Lowest contract charge 0.00% Series II        $133.00           --                   --              --        27.85%
       Highest contract charge 0.90% Series II       $129.80           --                   --              --        26.70%
       All contract charges                               --          136              $16,595            0.53%          --
2011   Lowest contract charge 0.00% Series II        $104.03           --                   --              --        (6.72)%
       Highest contract charge 0.90% Series II       $102.45           --                   --              --        (7.57)%
       All contract charges                               --           76              $ 7,532            4.49%          --
2010   Lowest contract charge 0.00% Series II(a)     $111.53           --                   --              --        24.88%
       Highest contract charge 0.90% Series II(a)    $110.84           --                   --              --        24.20%
       All contract charges                               --           34              $ 3,778            3.87%          --
INVESCO V.I. INTERNATIONAL GROWTH FUND
       Unit Value 0.00% to 0.90%*
2014   Lowest contract charge 0.00% Series II        $140.64           --                   --              --         0.09%
       Highest contract charge 0.90% Series II       $134.79           --                   --              --        (0.82)%
       All contract charges                               --          390              $28,704            1.51%          --
2013   Lowest contract charge 0.00% Series II        $140.51           --                   --              --        18.71%
       Highest contract charge 0.90% Series II       $135.90           --                   --              --        17.65%
       All contract charges                               --          267              $22,026            1.06%          --
2012   Lowest contract charge 0.00% Series II        $118.36           --                   --              --        15.26%
       Highest contract charge 0.90% Series II       $115.51           --                   --              --        14.22%
       All contract charges                               --          200              $15,800            1.38%          --
2011   Lowest contract charge 0.00% Series II        $102.69           --                   --              --        (6.99)%
       Highest contract charge 0.90% Series II       $101.13           --                   --              --        (7.83)%
       All contract charges                               --          129              $12,157            0.97%          --
2010   Lowest contract charge 0.00% Series II(a)     $110.41           --                   --              --        25.38%
       Highest contract charge 0.90% Series II(a)    $109.72           --                   --              --        24.70%
       All contract charges                               --           62              $ 6,575            0.84%          --
INVESCO V.I. MID CAP CORE EQUITY FUND
       Unit Value 0.00% to 0.90%*
2014   Lowest contract charge 0.00% Series II        $145.51           --                   --              --         4.17%
       Highest contract charge 0.90% Series II       $139.47           --                   --              --         3.23%
       All contract charges                               --           27              $ 3,519            0.00%          --
2013   Lowest contract charge 0.00% Series II        $139.69           --                   --              --        28.46%
       Highest contract charge 0.90% Series II       $135.10           --                   --              --        27.31%
       All contract charges                               --           28              $ 3,685            0.54%          --
2012   Lowest contract charge 0.00% Series II        $108.74           --                   --              --        10.62%
       Highest contract charge 0.90% Series II       $106.12           --                   --              --         9.62%
       All contract charges                               --           22              $ 2,311            0.00%          --
2011   Lowest contract charge 0.00% Series II        $ 98.30           --                   --              --        (6.51)%
       Highest contract charge 0.90% Series II       $ 96.81           --                   --              --        (7.34)%
       All contract charges                               --           25              $ 2,430            0.12%          --
2010   Lowest contract charge 0.00% Series II(a)     $105.14           --                   --              --        16.03%
       Highest contract charge 0.90% Series II(a)    $104.48           --                   --              --        15.40%
       All contract charges                               --            9              $   982            0.19%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------------------------------------
                                                                 UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                      UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                      ---------- ----------------- ------------------- -------------- ---------
INVESCO V.I. SMALL CAP EQUITY FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Series II           $172.43           --                   --              --         2.08%
      Highest contract charge 0.90% Series II          $165.27           --                   --              --         1.17%
      All contract charges                                  --           30              $ 4,096            0.00%          --
2013  Lowest contract charge 0.00% Series II           $168.91           --                   --              --        37.08%
      Highest contract charge 0.90% Series II          $163.36           --                   --              --        35.85%
      All contract charges                                  --           30              $ 4,179            0.00%          --
2012  Lowest contract charge 0.00% Series II           $123.22           --                   --              --        13.66%
      Highest contract charge 0.90% Series II          $120.25           --                   --              --        12.63%
      All contract charges                                  --           26              $ 2,784            0.00%          --
2011  Lowest contract charge 0.00% Series II           $108.41           --                   --              --        (0.99)%
      Highest contract charge 0.90% Series II          $106.77           --                   --              --        (1.87)%
      All contract charges                                  --           28              $ 2,701              --           --
2010  Lowest contract charge 0.00% Series II(a)        $109.49           --                   --              --        23.63%
      Highest contract charge 0.90% Series II(a)       $108.80           --                   --              --        22.96%
      All contract charges                                  --            5              $   374              --           --
IVY FUNDS VIP DIVIDEND OPPORTUNITIES
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Common Shares       $164.33           --                   --              --         9.84%
      Highest contract charge 0.00% Common Shares      $164.33           --                   --              --         9.84%
      All contract charges                                  --           27              $   701            1.13%          --
2013  Lowest contract charge 0.00% Common Shares       $149.61           --                   --              --        29.61%
      Highest contract charge 0.00% Common Shares      $149.61           --                   --              --        29.61%
      All contract charges                                  --           27              $   944            1.44%          --
2012  Lowest contract charge 0.00% Common Shares       $115.43           --                   --              --        13.18%
      Highest contract charge 0.00% Common Shares      $115.43           --                   --              --        13.18%
      All contract charges                                  --           13              $   324            0.94%          --
2011  Lowest contract charge 0.00% Common Shares       $101.99           --                   --              --        (4.68)%
      Highest contract charge 0.00% Common Shares      $101.99           --                   --              --        (4.68)%
      All contract charges                                  --           36              $ 1,525            1.21%          --
2010  Lowest contract charge 0.00% Common Shares(a)    $107.00           --                   --              --        23.46%
      Highest contract charge 0.00% Common Shares(a)   $107.00           --                   --              --        23.46%
      All contract charges                                  --           19              $ 1,165              --           --
IVY FUNDS VIP ENERGY
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Common Shares       $120.57           --                   --              --       (10.56)%
      Highest contract charge 0.90% Common Shares      $115.56           --                   --              --       (11.37)%
      All contract charges                                  --          162              $14,918              --           --
2013  Lowest contract charge 0.00% Common Shares       $134.81           --                   --              --        27.76%
      Highest contract charge 0.90% Common Shares      $130.38           --                   --              --        26.61%
      All contract charges                                  --          113              $11,601              --           --
2012  Lowest contract charge 0.00% Common Shares       $105.52           --                   --              --         1.38%
      Highest contract charge 0.90% Common Shares      $102.98           --                   --              --         0.47%
      All contract charges                                  --           84              $ 7,689              --           --
2011  Lowest contract charge 0.00% Common Shares       $104.08           --                   --              --        (9.08)%
      Highest contract charge 0.90% Common Shares      $102.50           --                   --              --        (9.90)%
      All contract charges                                  --           89              $ 7,655              --           --
2010  Lowest contract charge 0.00% Common Shares(a)    $114.48           --                   --              --        38.18%
      Highest contract charge 0.90% Common Shares(a)   $113.76           --                   --              --        37.43%
      All contract charges                                  --           19              $ 1,263              --           --
IVY FUNDS VIP HIGH INCOME
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Common Shares       $105.50           --                   --              --         1.91%
      Highest contract charge 0.90% Common Shares      $103.94           --                   --              --         0.99%
      All contract charges                                  --          230              $17,934            4.14%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------------------------------
                                                                  UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                       UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                       ---------- ----------------- ------------------- -------------- ---------
IVY FUNDS VIP HIGH INCOME (CONTINUED)
2013  Lowest contract charge 0.00% Common Shares(c)     $103.52           --                   --              --         3.73%
      Highest contract charge 0.90% Common Shares(c)    $102.92           --                   --              --         3.15%
      All contract charges                                   --           70              $ 6,145              --           --
IVY FUNDS VIP MID CAP GROWTH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Common Shares        $183.25           --                   --              --         7.86%
      Highest contract charge 0.90% Common Shares       $175.64           --                   --              --         6.90%
      All contract charges                                   --          256              $28,520            0.00%          --
2013  Lowest contract charge 0.00% Common Shares        $169.89           --                   --              --        29.94%
      Highest contract charge 0.90% Common Shares       $164.31           --                   --              --        28.77%
      All contract charges                                   --          217              $24,177            0.00%          --
2012  Lowest contract charge 0.00% Common Shares        $130.74           --                   --              --        13.56%
      Highest contract charge 0.90% Common Shares       $127.60           --                   --              --        12.53%
      All contract charges                                   --          153              $14,558            0.00%          --
2011  Lowest contract charge 0.00% Common Shares        $115.13           --                   --              --        (0.56)%
      Highest contract charge 0.90% Common Shares       $113.39           --                   --              --        (1.45)%
      All contract charges                                   --          101              $10,980            3.11%          --
2010  Lowest contract charge 0.00% Common Shares(a)     $115.78           --                   --              --        29.49%
      Highest contract charge 0.90% Common Shares(a)    $115.06           --                   --              --        28.79%
      All contract charges                                   --           38              $ 3,775              --           --
IVY FUNDS VIP SCIENCE AND TECHNOLOGY
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Common Shares        $205.12           --                   --              --         2.92%
      Highest contract charge 0.90% Common Shares       $134.77           --                   --              --         1.98%
      All contract charges                                   --          195              $22,263            0.00%          --
2013  Lowest contract charge 0.00% Common Shares        $199.31           --                   --              --        56.38%
      Highest contract charge 0.90% Common Shares       $132.15           --                   --              --        30.38%
      All contract charges                                   --          137              $16,143            0.00%          --
2012  Lowest contract charge 0.00% Common Shares        $127.45           --                   --              --        27.83%
      Highest contract charge 0.00% Common Shares       $127.45           --                   --              --        27.83%
      All contract charges                                   --           33              $ 2,665            0.00%          --
2011  Lowest contract charge 0.00% Common Shares        $ 99.70           --                   --              --        (5.77)%
      Highest contract charge 0.00% Common Shares       $ 99.70           --                   --              --        (5.77)%
      All contract charges                                   --           48              $ 4,353            3.40%          --
2010  Lowest contract charge 0.00% Common Shares(a)     $105.81           --                   --              --        18.82%
      Highest contract charge 0.00% Common Shares(a)    $105.81           --                   --              --        18.82%
      All contract charges                                   --           37              $ 3,754            0.00%          --
IVY FUNDS VIP SMALL CAP GROWTH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Common Shares        $155.45           --                   --              --         1.59%
      Highest contract charge 0.90% Common Shares       $148.99           --                   --              --         0.68%
      All contract charges                                   --           49              $ 5,917            0.00%          --
2013  Lowest contract charge 0.00% Common Shares        $153.01           --                   --              --        43.36%
      Highest contract charge 0.90% Common Shares       $147.99           --                   --              --        42.08%
      All contract charges                                   --           52              $ 6,647            0.00%          --
2012  Lowest contract charge 0.00% Common Shares        $106.73           --                   --              --         5.16%
      Highest contract charge 0.90% Common Shares       $104.16           --                   --              --         4.21%
      All contract charges                                   --           40              $ 4,028            0.00%          --
2011  Lowest contract charge 0.00% Common Shares        $101.49           --                   --              --       (10.61)%
      Highest contract charge 0.90% Common Shares       $ 99.95           --                   --              --       (11.41)%
      All contract charges                                   --           43              $ 4,084            0.84%          --
2010  Lowest contract charge 0.00% Common Shares(a)     $113.53           --                   --              --        27.53%
      Highest contract charge 0.90% Common Shares(a)    $112.82           --                   --              --        26.83%
      All contract charges                                   --           18              $ 1,854              --           --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------------------------------
                                                                  UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                       UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                       ---------- ----------------- ------------------- -------------- ---------
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Service Shares       $107.44           --                   --              --        (4.63)%
      Highest contract charge 0.90% Service Shares      $102.97           --                   --              --        (5.50)%
      All contract charges                                   --          495              $45,474            1.66%          --
2013  Lowest contract charge 0.00% Service Shares       $112.66           --                   --              --        (1.24)%
      Highest contract charge 0.90% Service Shares      $108.96           --                   --              --        (2.14)%
      All contract charges                                   --          463              $46,651            1.42%          --
2012  Lowest contract charge 0.00% Service Shares       $114.08           --                   --              --        22.05%
      Highest contract charge 0.90% Service Shares      $111.34           --                   --              --        20.96%
      All contract charges                                   --          414              $44,521            1.63%          --
2011  Lowest contract charge 0.00% Service Shares       $ 93.47           --                   --              --       (18.04)%
      Highest contract charge 0.90% Service Shares      $ 92.05           --                   --              --       (18.77)%
      All contract charges                                   --          359              $32,646            2.12%          --
2010  Lowest contract charge 0.00% Service Shares(a)    $114.04           --                   --              --        29.93%
      Highest contract charge 0.90% Service Shares(a)   $113.32           --                   --              --        29.22%
      All contract charges                                   --          237              $25,870            2.57%          --
MFS(R) INTERNATIONAL VALUE PORTFOLIO
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Service Class        $157.06           --                   --              --         1.13%
      Highest contract charge 0.90% Service Class       $150.54           --                   --              --         0.23%
      All contract charges                                   --          483              $57,722            1.86%          --
2013  Lowest contract charge 0.00% Service Class        $155.30           --                   --              --        27.63%
      Highest contract charge 0.90% Service Class       $150.20           --                   --              --        26.48%
      All contract charges                                   --          400              $52,025            1.49%          --
2012  Lowest contract charge 0.00% Service Class        $121.68           --                   --              --        15.93%
      Highest contract charge 0.90% Service Class       $118.75           --                   --              --        14.89%
      All contract charges                                   --          263              $28,328            1.42%          --
2011  Lowest contract charge 0.00% Service Class        $104.96           --                   --              --        (1.78)%
      Highest contract charge 0.90% Service Class       $103.36           --                   --              --        (2.67)%
      All contract charges                                   --          240              $23,500            1.11%          --
2010  Lowest contract charge 0.00% Service Class(a)     $106.86           --                   --              --        21.59%
      Highest contract charge 0.90% Service Class(a)    $106.19           --                   --              --        20.93%
      All contract charges                                   --          210              $21,007              --           --
MFS(R) INVESTORS GROWTH STOCK SERIES
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Service Class        $179.06           --                   --              --        11.11%
      Highest contract charge 0.90% Service Class       $171.62           --                   --              --        10.11%
      All contract charges                                   --           13              $ 2,206            0.29%          --
2013  Lowest contract charge 0.00% Service Class        $161.15           --                   --              --        30.05%
      Highest contract charge 0.90% Service Class       $155.86           --                   --              --        28.88%
      All contract charges                                   --           12              $ 1,948            0.44%          --
2012  Lowest contract charge 0.00% Service Class        $123.91           --                   --              --        16.69%
      Highest contract charge 0.90% Service Class       $120.93           --                   --              --        15.63%
      All contract charges                                   --           12              $ 1,496            0.24%          --
2011  Lowest contract charge 0.00% Service Class        $106.19           --                   --              --         0.37%
      Highest contract charge 0.90% Service Class       $104.58           --                   --              --        (0.53)%
      All contract charges                                   --            7              $   819            0.52%          --
2010  Lowest contract charge 0.00% Service Class(a)     $105.80           --                   --              --        17.98%
      Highest contract charge 0.90% Service Class(a)    $105.14           --                   --              --        17.34%
      All contract charges                                   --            5              $   570              --           --
MFS(R) INVESTORS TRUST SERIES
      Unit Value 0.00% to 0.80%*
2014  Lowest contract charge 0.00% Service Class        $173.74           --                   --              --        10.71%
      Highest contract charge 0.80% Service Class       $167.31           --                   --              --         9.83%
      All contract charges                                   --           12              $ 2,089            0.80%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------------------------------------
                                                                 UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                      UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                      ---------- ----------------- ------------------- -------------- ---------
MFS(R) INVESTORS TRUST SERIES (CONTINUED)
2013  Lowest contract charge 0.00% Service Class       $156.93           --                   --              --        31.74%
      Highest contract charge 0.80% Service Class      $152.34           --                   --              --        30.69%
      All contract charges                                  --           10             $  1,500            1.06%          --
2012  Lowest contract charge 0.00% Service Class       $119.12           --                   --              --        18.82%
      Highest contract charge 0.80% Service Class      $116.57           --                   --              --        17.88%
      All contract charges                                  --            5             $    647            1.03%          --
2011  Lowest contract charge 0.00% Service Class       $100.25           --                   --              --        (2.41)%
      Highest contract charge 0.60% Service Class      $ 99.23           --                   --              --        (3.00)%
      All contract charges                                  --            2             $    193            0.80%          --
2010  Lowest contract charge 0.00% Service Class(a)    $102.73           --                   --              --        16.59%
      Highest contract charge 0.90% Service Class(a)   $102.09           --                   --              --        15.96%
      All contract charges                                  --            1             $     66              --           --
MFS(R) UTILITIES SERIES
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Service Class       $181.58           --                   --              --        12.47%
      Highest contract charge 0.00% Service Class      $181.58           --                   --              --        12.47%
      All contract charges                                  --           71             $  1,860            1.89%          --
2013  Lowest contract charge 0.00% Service Class       $161.45           --                   --              --        20.22%
      Highest contract charge 0.00% Service Class      $161.45           --                   --              --        20.22%
      All contract charges                                  --           48             $  1,452            2.19%          --
2012  Lowest contract charge 0.00% Service Class       $134.30           --                   --              --        13.21%
      Highest contract charge 0.00% Service Class      $134.30           --                   --              --        13.21%
      All contract charges                                  --           36             $    909            7.57%          --
2011  Lowest contract charge 0.00% Service Class       $118.63           --                   --              --         6.51%
      Highest contract charge 0.00% Service Class      $118.63           --                   --              --         6.51%
      All contract charges                                  --           19             $    700            3.74%          --
2010  Lowest contract charge 0.00% Service Class(a)    $111.38           --                   --              --        24.51%
      Highest contract charge 0.00% Service Class(a)   $111.38           --                   --              --        24.51%
      All contract charges                                  --            1             $    112              --           --
MULTIMANAGER AGGRESSIVE EQUITY
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class A             $278.73           --                   --              --        10.66%
      Highest contract charge 0.90% Class A            $282.12           --                   --              --         9.67%
      All contract charges                                  --          585             $389,941            0.10%          --
2013  Lowest contract charge 0.00% Class A             $251.87           --                   --              --        37.20%
      Highest contract charge 0.90% Class A            $257.24           --                   --              --        35.96%
      All contract charges                                  --          630             $384,363            0.11%          --
2012  Lowest contract charge 0.00% Class A             $183.58           --                   --              --        14.20%
      Highest contract charge 0.90% Class A            $189.20           --                   --              --        13.17%
      All contract charges                                  --          699             $312,057            0.23%          --
2011  Lowest contract charge 0.00% Class A             $160.75           --                   --              --        (6.05)%
      Highest contract charge 0.90% Class A            $167.18           --                   --              --        (6.89)%
      All contract charges                                  --          764             $303,259            0.15%          --
2010  Lowest contract charge 0.00% Class A             $171.10           --                   --              --        17.91%
      Highest contract charge 0.90% Class A            $179.55           --                   --              --        16.85%
      All contract charges                                  --          870             $363,738            0.86%
MULTIMANAGER AGGRESSIVE EQUITY
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class B             $141.96           --                   --              --        10.66%
      Highest contract charge 0.60% Class B            $129.76           --                   --              --        10.00%
      All contract charges                                  --          203             $ 27,000            0.10%          --
2013  Lowest contract charge 0.00% Class B             $128.28           --                   --              --        37.14%
      Highest contract charge 0.60% Class B            $117.96           --                   --              --        36.32%
      All contract charges                                  --          222             $ 26,718            0.11%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
MULTIMANAGER AGGRESSIVE EQUITY (CONTINUED)
2012  Lowest contract charge 0.00% Class B    $ 93.54           --                   --              --        14.21%
      Highest contract charge 0.60% Class B   $ 86.53           --                   --              --        13.51%
      All contract charges                         --          235              $20,720            0.23%          --
2011  Lowest contract charge 0.00% Class B    $ 81.90           --                   --              --        (6.28)%
      Highest contract charge 0.60% Class B   $ 76.23           --                   --              --        (6.83)%
      All contract charges                         --          259              $20,033            0.15%          --
2010  Lowest contract charge 0.00% Class B    $ 87.39           --                   --              --        17.61%
      Highest contract charge 0.90% Class B   $ 78.80           --                   --              --        16.56%
      All contract charges                         --          283              $23,448            0.86%          --
MULTIMANAGER CORE BOND
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $169.12           --                   --              --         3.75%
      Highest contract charge 0.60% Class A   $164.94           --                   --              --         3.13%
      All contract charges                         --          167              $22,443            2.07%          --
2013  Lowest contract charge 0.00% Class A    $163.01           --                   --              --        (2.40)%
      Highest contract charge 0.60% Class A   $159.94           --                   --              --        (2.98)%
      All contract charges                         --          156              $22,518            1.53%          --
2012  Lowest contract charge 0.00% Class A    $167.01           --                   --              --         5.47%
      Highest contract charge 0.60% Class A   $164.86           --                   --              --         4.84%
      All contract charges                         --          159              $24,734            2.06%          --
2011  Lowest contract charge 0.00% Class A    $158.35           --                   --              --         6.08%
      Highest contract charge 0.60% Class A   $157.25           --                   --              --         5.44%
      All contract charges                         --          170              $25,718            2.61%          --
2010  Lowest contract charge 0.00% Class A    $149.28           --                   --              --         6.47%
      Highest contract charge 0.60% Class A   $149.14           --                   --              --         5.83%
      All contract charges                         --          187              $26,807            2.84%          --
MULTIMANAGER CORE BOND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $174.31           --                   --              --         3.74%
      Highest contract charge 0.90% Class B   $154.99           --                   --              --         2.81%
      All contract charges                         --          327              $53,881            2.07%          --
2013  Lowest contract charge 0.00% Class B    $168.02           --                   --              --        (2.35)%
      Highest contract charge 0.90% Class B   $150.75           --                   --              --        (3.23)%
      All contract charges                         --          348              $55,539            1.53%          --
2012  Lowest contract charge 0.00% Class B    $172.07           --                   --              --         5.47%
      Highest contract charge 0.90% Class B   $155.78           --                   --              --         4.52%
      All contract charges                         --          387              $63,352            2.06%          --
2011  Lowest contract charge 0.00% Class B    $163.14           --                   --              --         5.81%
      Highest contract charge 0.90% Class B   $149.04           --                   --              --         4.85%
      All contract charges                         --          414              $64,265            2.61%          --
2010  Lowest contract charge 0.00% Class B    $154.18           --                   --              --         6.20%
      Highest contract charge 0.90% Class B   $142.14           --                   --              --         5.25%
      All contract charges                         --          509              $75,116            2.84%          --
MULTIMANAGER MID CAP GROWTH
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $364.19           --                   --              --         4.85%
      Highest contract charge 0.60% Class A   $205.87           --                   --              --         4.22%
      All contract charges                         --           33              $11,863            0.00%          --
2013  Lowest contract charge 0.00% Class A    $347.33           --                   --              --        40.15%
      Highest contract charge 0.60% Class A   $197.53           --                   --              --        39.31%
      All contract charges                         --           36              $12,410            0.00%          --
2012  Lowest contract charge 0.00% Class A    $247.82           --                   --              --        15.45%
      Highest contract charge 0.60% Class A   $141.79           --                   --              --        14.76%
      All contract charges                         --           39              $ 9,635            0.00%          --
2011  Lowest contract charge 0.00% Class A    $214.65           --                   --              --        (7.65)%
      Highest contract charge 0.60% Class A   $123.55           --                   --              --        (8.21)%
      All contract charges                         --           43              $ 9,091              --           --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------
                                                        UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                             UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                             ---------- ----------------- ------------------- -------------- ---------
MULTIMANAGER MID CAP GROWTH (CONTINUED)
2010  Lowest contract charge 0.00% Class A    $232.43           --                   --              --        27.20%
      Highest contract charge 0.60% Class A   $134.60           --                   --              --        26.44%
      All contract charges                         --           47              $10,811              --           --
MULTIMANAGER MID CAP GROWTH
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $321.69           --                   --              --         4.86%
      Highest contract charge 0.90% Class B   $184.65           --                   --              --         3.92%
      All contract charges                         --          103              $21,132            0.00%          --
2013  Lowest contract charge 0.00% Class B    $306.77           --                   --              --        40.17%
      Highest contract charge 0.90% Class B   $177.69           --                   --              --        38.91%
      All contract charges                         --          115              $22,530            0.00%          --
2012  Lowest contract charge 0.00% Class B    $218.86           --                   --              --        15.45%
      Highest contract charge 0.90% Class B   $127.92           --                   --              --        14.41%
      All contract charges                         --          129              $17,782            0.00%          --
2011  Lowest contract charge 0.00% Class B    $189.57           --                   --              --        (7.88)%
      Highest contract charge 0.90% Class B   $111.81           --                   --              --        (8.71)%
      All contract charges                         --          133              $16,020              --           --
2010  Lowest contract charge 0.00% Class B    $205.79           --                   --              --        26.88%
      Highest contract charge 0.90% Class B   $122.48           --                   --              --        25.74%
      All contract charges                         --          153              $19,965              --           --
MULTIMANAGER MID CAP VALUE
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A    $373.64           --                   --              --         5.34%
      Highest contract charge 0.60% Class A   $229.42           --                   --              --         4.70%
      All contract charges                         --           43              $11,401            0.44%          --
2013  Lowest contract charge 0.00% Class A    $354.71           --                   --              --        35.59%
      Highest contract charge 0.60% Class A   $219.12           --                   --              --        34.78%
      All contract charges                         --           49              $12,048            0.35%          --
2012  Lowest contract charge 0.00% Class A    $261.60           --                   --              --        14.82%
      Highest contract charge 0.60% Class A   $162.58           --                   --              --        14.13%
      All contract charges                         --           52              $10,487            0.37%          --
2011  Lowest contract charge 0.00% Class A    $227.83           --                   --              --       (13.11)%
      Highest contract charge 0.60% Class A   $142.45           --                   --              --       (13.63)%
      All contract charges                         --           52              $ 9,552            0.06%          --
2010  Lowest contract charge 0.00% Class A    $262.21           --                   --              --        25.23%
      Highest contract charge 0.60% Class A   $164.93           --                   --              --        24.48%
      All contract charges                         --           54              $11,972            0.80%          --
MULTIMANAGER MID CAP VALUE
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B    $244.76           --                   --              --         5.34%
      Highest contract charge 0.90% Class B   $217.62           --                   --              --         4.39%
      All contract charges                         --          171              $39,089            0.44%          --
2013  Lowest contract charge 0.00% Class B    $232.36           --                   --              --        35.59%
      Highest contract charge 0.90% Class B   $208.47           --                   --              --        34.38%
      All contract charges                         --          183              $39,817            0.35%          --
2012  Lowest contract charge 0.00% Class B    $171.37           --                   --              --        14.82%
      Highest contract charge 0.90% Class B   $155.14           --                   --              --        13.78%
      All contract charges                         --          211              $34,090            0.37%          --
2011  Lowest contract charge 0.00% Class B    $149.25           --                   --              --       (13.33)%
      Highest contract charge 0.90% Class B   $136.35           --                   --              --       (14.11)%
      All contract charges                         --          238              $33,687            0.06%          --
2010  Lowest contract charge 0.00% Class B    $172.21           --                   --              --        24.91%
      Highest contract charge 0.90% Class B   $158.75           --                   --              --        23.79%
      All contract charges                         --          291              $47,906            0.80%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------------------------------
                                                              UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                   UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                   ---------- ----------------- ------------------- -------------- ---------
MULTIMANAGER TECHNOLOGY
      Unit Value 0.00% to 0.60%*
2014  Lowest contract charge 0.00% Class A          $438.98           --                   --              --        13.55%
      Highest contract charge 0.60% Class A         $227.06           --                   --              --        12.86%
      All contract charges                               --           46              $16,479            0.00%          --
2013  Lowest contract charge 0.00% Class A          $386.60           --                   --              --        35.59%
      Highest contract charge 0.60% Class A         $201.18           --                   --              --        34.78%
      All contract charges                               --           43              $15,169            0.00%          --
2012  Lowest contract charge 0.00% Class A          $285.13           --                   --              --        13.43%
      Highest contract charge 0.60% Class A         $149.27           --                   --              --        12.74%
      All contract charges                               --           47              $12,141            0.00%          --
2011  Lowest contract charge 0.00% Class A          $251.38           --                   --              --        (4.58)%
      Highest contract charge 0.60% Class A         $132.40           --                   --              --        (5.14)%
      All contract charges                               --           51              $12,242              --           --
2010  Lowest contract charge 0.00% Class A          $263.44           --                   --              --        18.00%
      Highest contract charge 0.60% Class A         $139.58           --                   --              --        17.29%
      All contract charges                               --           51              $12,775              --           --
MULTIMANAGER TECHNOLOGY
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class B          $356.88           --                   --              --        13.55%
      Highest contract charge 0.90% Class B         $195.59           --                   --              --        12.53%
      All contract charges                               --          331              $73,397            0.00%          --
2013  Lowest contract charge 0.00% Class B          $314.29           --                   --              --        35.59%
      Highest contract charge 0.90% Class B         $173.81           --                   --              --        34.37%
      All contract charges                               --          353              $69,150            0.00%          --
2012  Lowest contract charge 0.00% Class B          $231.80           --                   --              --        13.43%
      Highest contract charge 0.90% Class B         $129.35           --                   --              --        12.40%
      All contract charges                               --          403              $57,987            0.00%          --
2011  Lowest contract charge 0.00% Class B          $204.36           --                   --              --        (4.82)%
      Highest contract charge 0.90% Class B         $115.08           --                   --              --        (5.67)%
      All contract charges                               --          465              $59,503              --           --
2010  Lowest contract charge 0.00% Class B          $214.70           --                   --              --        17.70%
      Highest contract charge 0.90% Class B         $122.00           --                   --              --        16.65%
      All contract charges                               --          502              $68,052              --           --
NATURAL RESOURCES PORTFOLIO
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class II         $ 69.31           --                   --              --       (19.79)%
      Lowest contract charge 0.00% Class II         $ 69.31           --                   --              --       (19.79)%
      All contract charges                               --          141              $ 7,525            0.00%          --
2013  Lowest contract charge 0.00% Class II         $ 86.41           --                   --              --         9.75%
      Lowest contract charge 0.00% Class II         $ 86.41           --                   --              --         9.76%
      All contract charges                               --          123              $ 9,220            0.00%          --
2012  Lowest contract charge 0.00% Class II         $ 78.73           --                   --              --        (2.92)%
      Lowest contract charge 0.00% Class II         $ 78.73           --                   --              --        (2.92)%
      All contract charges                               --          175              $13,286            0.00%          --
2011  Lowest contract charge 0.00% Class II         $ 81.10           --                   --              --       (19.34)%
      Lowest contract charge 0.00% Class II         $ 81.10           --                   --              --       (19.34)%
      All contract charges                               --          302              $24,330              --           --
2010  Lowest contract charge 0.00% Class II         $100.55           --                   --              --        27.48%
      Lowest contract charge 0.00% Class II         $100.55           --                   --              --        27.48%
      All contract charges                               --          383              $38,117            0.07%          --
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Advisor Class    $ 83.66           --                   --              --       (18.75)%
      Highest contract charge 0.90% Advisor Class   $ 80.19           --                   --              --       (19.47)%
      All contract charges                               --          109              $ 9,010            0.27%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                            YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------------
                                                               UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                    ---------- ----------------- ------------------- -------------- ---------
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
(CONTINUED)
2013  Lowest contract charge 0.00% Advisor Class     $102.96           --                   --              --       (14.71)%
      Highest contract charge 0.90% Advisor Class    $ 99.58           --                   --              --       (15.48)%
      All contract charges                                --           98              $10,045            1.64%          --
2012  Lowest contract charge 0.00% Advisor Class     $120.72           --                   --              --         5.12%
      Highest contract charge 0.90% Advisor Class    $117.82           --                   --              --         4.18%
      All contract charges                                --           88              $10,567            2.47%          --
2011  Lowest contract charge 0.00% Advisor Class     $114.84           --                   --              --        (7.54)%
      Highest contract charge 0.90% Advisor Class    $113.09           --                   --              --        (8.38)%
      All contract charges                                --           69              $ 7,846           14.44%          --
2010  Lowest contract charge 0.00% Advisor Class(a)  $124.21           --                   --              --        35.40%
      Highest contract charge 0.90% Advisor
       Class(a)                                      $123.43           --                   --              --        34.68%
      All contract charges                                --           24              $ 2,992            9.67%          --
PIMCO REAL RETURN PORTFOLIO
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Advisor Class     $119.04           --                   --              --         2.99%
      Highest contract charge 0.90% Advisor Class    $114.09           --                   --              --         2.07%
      All contract charges                                --          281              $25,631            1.29%          --
2013  Lowest contract charge 0.00% Advisor Class     $115.58           --                   --              --        (9.31)%
      Highest contract charge 0.90% Advisor Class    $111.78           --                   --              --       (10.12)%
      All contract charges                                --          320              $29,938            1.51%          --
2012  Lowest contract charge 0.00% Advisor Class     $127.44           --                   --              --         8.65%
      Highest contract charge 0.90% Advisor Class    $124.37           --                   --              --         7.67%
      All contract charges                                --          366              $40,719            0.92%          --
2011  Lowest contract charge 0.00% Advisor Class     $117.29           --                   --              --        11.57%
      Highest contract charge 0.90% Advisor Class    $115.51           --                   --              --        10.57%
      All contract charges                                --          263              $26,875            1.76%          --
2010  Lowest contract charge 0.00% Advisor Class(a)  $105.13           --                   --              --         3.84%
      Highest contract charge 0.90% Advisor
       Class(a)                                      $104.47           --                   --              --         3.27%
      All contract charges                                --          116              $ 9,350            2.45%          --
PIMCO TOTAL RETURN PORTFOLIO
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Advisor Class     $121.00           --                   --              --         4.18%
      Highest contract charge 0.90% Advisor Class    $115.98           --                   --              --         3.24%
      All contract charges                                --          811              $63,291            2.08%          --
2013  Lowest contract charge 0.00% Advisor Class     $116.15           --                   --              --        (2.06)%
      Highest contract charge 0.90% Advisor Class    $112.34           --                   --              --        (2.94)%
      All contract charges                                --          873              $66,772            2.11%          --
2012  Lowest contract charge 0.00% Advisor Class     $118.59           --                   --              --         9.49%
      Highest contract charge 0.90% Advisor Class    $115.74           --                   --              --         8.51%
      All contract charges                                --          816              $70,878            2.48%          --
2011  Lowest contract charge 0.00% Advisor Class     $108.31           --                   --              --         3.51%
      Highest contract charge 0.90% Advisor Class    $106.66           --                   --              --         2.58%
      All contract charges                                --          532              $54,786            2.54%          --
2010  Lowest contract charge 0.00% Advisor Class(a)  $104.64           --                   --              --         3.97%
      Highest contract charge 0.90% Advisor
       Class(a)                                      $103.98           --                   --              --         3.40%
      All contract charges                                --          367              $37,174            6.61%          --
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class II          $164.58           --                   --              --         7.11%
      Highest contract charge 0.90% Class II         $157.74           --                   --              --         6.14%
      All contract charges                                --          127              $20,537            1.50%          --
2013  Lowest contract charge 0.00% Class II          $153.66           --                   --              --        29.41%
      Highest contract charge 0.90% Class II         $148.62           --                   --              --        28.24%
      All contract charges                                --          136              $20,548            1.35%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                            YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------------
                                                               UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                    ---------- ----------------- ------------------- -------------- ---------
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II
(CONTINUED)
2012  Lowest contract charge 0.00% Class II          $118.74           --                   --              --        16.92%
      Highest contract charge 0.90% Class II         $115.89           --                   --              --        15.87%
      All contract charges                                --          111              $13,048            1.98%          --
2011  Lowest contract charge 0.00% Class II          $101.56           --                   --              --        (1.01)%
      Highest contract charge 0.90% Class II         $100.02           --                   --              --        (1.90)%
      All contract charges                                --           93              $ 9,413            1.61%          --
2010  Lowest contract charge 0.00% Class II(a)       $102.60           --                   --              --        16.44%
      Highest contract charge 0.90% Class II(a)      $101.96           --                   --              --        15.80%
      All contract charges                                --           52              $ 5,337            1.91%          --
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class II          $304.22           --                   --              --        31.23%
      Highest contract charge 0.00% Class II         $304.22           --                   --              --        31.23%
      All contract charges                                --           66              $ 6,008              --           --
2013  Lowest contract charge 0.00% Class II          $231.83           --                   --              --        50.51%
      Highest contract charge 0.00% Class II         $231.83           --                   --              --        50.51%
      All contract charges                                --           49              $ 5,013              --           --
2012  Lowest contract charge 0.00% Class II          $154.03           --                   --              --        31.00%
      Highest contract charge 0.00% Class II         $154.03           --                   --              --        31.00%
      All contract charges                                --           22              $ 2,484              --           --
2011  Lowest contract charge 0.00% Class II          $117.58           --                   --              --        10.38%
      Highest contract charge 0.00% Class II         $117.58           --                   --              --        10.38%
      All contract charges                                --           23              $ 2,213              --           --
2010  Lowest contract charge 0.00% Class II(a)       $106.52           --                   --              --        18.99%
      Highest contract charge 0.00% Class II(a)      $106.52           --                   --              --        18.99%
      All contract charges                                --            7              $   769              --           --
TARGET 2015 ALLOCATION
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class B           $136.70           --                   --              --         2.96%
      Lowest contract charge 0.00% Class B           $136.70           --                   --              --         2.96%
      All contract charges                                --            2              $    38            0.78%          --
2013  Lowest contract charge 0.00% Class B           $132.77           --                   --              --        14.07%
      Lowest contract charge 0.00% Class B           $132.77           --                   --              --        14.07%
      All contract charges                                --            2              $   118            0.59%          --
2012  Lowest contract charge 0.00% Class B           $116.39           --                   --              --        10.86%
      Lowest contract charge 0.00% Class B           $116.39           --                   --              --        10.86%
      All contract charges                                --            7              $   661            0.31%          --
2011  Lowest contract charge 0.00% Class B           $104.99           --                   --              --        (2.81)%
      Lowest contract charge 0.00% Class B           $104.99           --                   --              --        (2.81)%
      All contract charges                                --           30              $ 3,123            1.52%          --
2010  Lowest contract charge 0.00% Class B           $108.03           --                   --              --        10.73%
      Lowest contract charge 0.00% Class B           $108.03           --                   --              --        10.73%
      All contract charges                                --           58              $ 6,259            2.22%          --
TARGET 2025 ALLOCATION
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class B           $141.87           --                   --              --         4.03%
      Lowest contract charge 0.00% Class B           $141.87           --                   --              --         4.03%
      All contract charges                                --           46              $   915            1.55%          --
2013  Lowest contract charge 0.00% Class B           $136.37           --                   --              --        19.10%
      Lowest contract charge 0.00% Class B           $136.37           --                   --              --        19.10%
      All contract charges                                --           27              $   506            1.01%          --
2012  Lowest contract charge 0.00% Class B           $114.50           --                   --              --        12.85%
      Lowest contract charge 0.00% Class B           $114.50           --                   --              --        12.85%
      All contract charges                                --           23              $ 1,025            0.27%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                        YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------
                                                           UNITS OUTSTANDING    ACCUMULATION       INVESTMENT     TOTAL
                                                UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO** RETURN***
                                                ---------- ----------------- ------------------- -------------- ---------
TARGET 2025 ALLOCATION (CONTINUED)
2011  Lowest contract charge 0.00% Class B       $101.46          --                   --               --        (3.91)%
      Lowest contract charge 0.00% Class B       $101.46          --                   --               --        (3.91)%
      All contract charges                            --          55               $5,145             1.44%          --
2010  Lowest contract charge 0.00% Class B       $105.59          --                   --               --        11.94%
      Lowest contract charge 0.00% Class B       $105.59          --                   --               --        11.94%
      All contract charges                            --          71               $7,295             3.51%          --
TARGET 2035 ALLOCATION
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class B       $144.81          --                   --               --         4.49%
      Lowest contract charge 0.00% Class B       $144.81          --                   --               --         4.49%
      All contract charges                            --          18               $  934             1.40%          --
2013  Lowest contract charge 0.00% Class B       $138.59          --                   --               --        22.25%
      Lowest contract charge 0.00% Class B       $138.59          --                   --               --        22.25%
      All contract charges                            --          12               $  760             2.05%          --
2012  Lowest contract charge 0.00% Class B       $113.37          --                   --               --        14.11%
      Lowest contract charge 0.00% Class B       $113.37          --                   --               --        14.11%
      All contract charges                            --           8               $  263             0.06%          --
2011  Lowest contract charge 0.00% Class B       $ 99.35          --                   --               --        (4.64)%
      Lowest contract charge 0.00% Class B       $ 99.35          --                   --               --        (4.64)%
      All contract charges                            --          76               $7,180             1.43%          --
2010  Lowest contract charge 0.00% Class B       $104.18          --                   --               --        12.73%
      Lowest contract charge 0.00% Class B       $104.18          --                   --               --        12.73%
      All contract charges                            --          65               $6,616             3.41%          --
TARGET 2045 ALLOCATION
      Unit Value 0.00% to 0.00%*
2014  Lowest contract charge 0.00% Class B       $145.92          --                   --               --         4.77%
      Lowest contract charge 0.00% Class B       $145.92          --                   --               --         4.77%
      All contract charges                            --           9               $  259             1.38%          --
2013  Lowest contract charge 0.00% Class B       $139.27          --                   --               --        25.22%
      Lowest contract charge 0.00% Class B       $139.27          --                   --               --        25.22%
      All contract charges                            --           7               $  209             1.29%          --
2012  Lowest contract charge 0.00% Class B       $111.22          --                   --               --        15.43%
      Lowest contract charge 0.00% Class B       $111.22          --                   --               --        15.43%
      All contract charges                            --           9               $  349             0.41%          --
2011  Lowest contract charge 0.00% Class B       $ 96.35          --                   --               --        (5.53)%
      Lowest contract charge 0.00% Class B       $ 96.35          --                   --               --        (5.53)%
      All contract charges                            --          16               $1,148             1.10%          --
2010  Lowest contract charge 0.00% Class B       $101.99          --                   --               --        13.28%
      Lowest contract charge 0.00% Class B       $101.99          --                   --               --        13.28%
      All contract charges                            --          14               $1,246             3.51%          --
TEMPLETON DEVELOPING MARKETS VIP FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class 2       $ 98.21          --                   --               --        (8.39)%
      Highest contract charge 0.90% Class 2      $ 94.13          --                   --               --        (9.21)%
      All contract charges                            --          99               $9,492             1.48%          --
2013  Lowest contract charge 0.00% Class 2       $107.20          --                   --               --        (0.92)%
      Highest contract charge 0.90% Class 2      $103.68          --                   --               --        (1.82)%
      All contract charges                            --          92               $9,698             1.95%          --
2012  Lowest contract charge 0.00% Class 2       $108.20          --                   --               --        13.16%
      Highest contract charge 0.90% Class 2      $105.60          --                   --               --        12.14%
      All contract charges                            --          91               $9,640             1.42%          --
2011  Lowest contract charge 0.00% Class 2       $ 95.62          --                   --               --       (15.85)%
      Highest contract charge 0.90% Class 2      $ 94.17          --                   --               --       (16.61)%
      All contract charges                            --          79               $7,494             1.03%          --
2010  Lowest contract charge 0.00% Class 2(a)    $113.63          --                   --               --        34.35%
      Highest contract charge 0.90% Class 2(a)   $112.93          --                   --               --        33.61%
      All contract charges                            --          38               $4,357             0.10%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------
                                                                    UNITS OUTSTANDING    ACCUMULATION       INVESTMENT
                                                         UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO**
                                                         ---------- ----------------- ------------------- --------------
TEMPLETON GLOBAL BOND VIP FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class 2                $124.14           --                   --              --
      Highest contract charge 0.90% Class 2               $118.99           --                   --              --
      All contract charges                                     --          515              $47,540            5.01%
2013  Lowest contract charge 0.00% Class 2                $121.91           --                   --              --
      Highest contract charge 0.90% Class 2               $117.90           --                   --              --
      All contract charges                                     --          531              $54,314            5.00%
2012  Lowest contract charge 0.00% Class 2                $119.95           --                   --              --
      Highest contract charge 0.90% Class 2               $117.07           --                   --              --
      All contract charges                                     --          627              $71,476            6.27%
2011  Lowest contract charge 0.00% Class 2                $104.25           --                   --              --
      Highest contract charge 0.90% Class 2               $102.67           --                   --              --
      All contract charges                                     --          558              $56,997            5.42%
2010  Lowest contract charge 0.00% Class 2(a)             $105.16           --                   --              --
      Highest contract charge 0.90% Class 2(a)            $104.51           --                   --              --
      All contract charges                                     --          165              $17,145            0.05%
TEMPLETON GROWTH VIP FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class 2                $149.46           --                   --              --
      Highest contract charge 0.90% Class 2               $143.25           --                   --              --
      All contract charges                                     --           36              $ 5,379            1.34%
2013  Lowest contract charge 0.00% Class 2                $153.79           --                   --              --
      Highest contract charge 0.90% Class 2               $148.74           --                   --              --
      All contract charges                                     --           29              $ 4,333            2.50%
2012  Lowest contract charge 0.00% Class 2                $117.56           --                   --              --
      Highest contract charge 0.90% Class 2               $114.73           --                   --              --
      All contract charges                                     --           11              $ 1,364            2.11%
2011  Lowest contract charge 0.00% Class 2                $ 97.10           --                   --              --
      Highest contract charge 0.90% Class 2               $ 95.63           --                   --              --
      All contract charges                                     --           10              $ 1,008            1.34%
2010  Lowest contract charge 0.00% Class 2(a)             $104.38           --                   --              --
      Highest contract charge 0.90% Class 2(a)            $103.73           --                   --              --
      All contract charges                                     --            3              $   326            0.00%
VAN ECK VIP GLOBAL HARD ASSETS FUND
      Unit Value 0.00% to 0.90%*
2014  Lowest contract charge 0.00% Class S Shares         $ 89.52           --                   --              --
      Highest contract charge 0.90% Class S Shares        $ 85.80           --                   --              --
      All contract charges                                     --          127              $11,178            0.00%
2013  Lowest contract charge 0.00% Class S Shares         $110.99           --                   --              --
      Highest contract charge 0.90% Class S Shares        $107.34           --                   --              --
      All contract charges                                     --          115              $12,630            0.51%
2012  Lowest contract charge 0.00% Class S Shares         $100.63           --                   --              --
      Highest contract charge 0.90% Class S Shares        $ 98.21           --                   --              --
      All contract charges                                     --          118              $11,742            0.65%
2011  Lowest contract charge 0.00% Class S Shares         $ 97.60           --                   --              --
      Highest contract charge 0.90% Class S Shares        $ 96.11           --                   --              --
      All contract charges                                     --          102              $ 9,923            0.63%
2010  Lowest contract charge 0.00% Class S Shares(a)      $117.15           --                   --              --
      Highest contract charge 0.90% Class S Shares(a)     $116.42           --                   --              --
      All contract charges                                     --           35              $ 4,065              --
VANGUARD VARIABLE INSURANCE FUND--EQUITY INDEX PORTFOLIO
      Unit Value 0.60%*
2014  Lowest contract charge 0.60% Investor Share Class   $211.12           --                   --              --
      Highest contract charge 0.60% Investor Share
       Class                                              $211.12           --                   --              --
      All contract charges                                     --           36              $ 7,580            1.67%

                                                   --------
                                                     TOTAL
                                                   RETURN***
                                                   ---------

Unit Value 0.00% to 0.90%*
Lowest contract charge 0.00% Class 2                  1.83%
Highest contract charge 0.90% Class 2                 0.92%
All contract charges                                    --
Lowest contract charge 0.00% Class 2                  1.63%
Highest contract charge 0.90% Class 2                 0.71%
All contract charges                                    --
Lowest contract charge 0.00% Class 2                 15.06%
Highest contract charge 0.90% Class 2                14.03%
All contract charges                                    --
Lowest contract charge 0.00% Class 2                 (0.87)%
Highest contract charge 0.90% Class 2                (1.76)%
All contract charges                                    --
Lowest contract charge 0.00% Class 2(a)              11.61%
Highest contract charge 0.90% Class 2(a)             11.00%
All contract charges                                    --

Unit Value 0.00% to 0.90%*
Lowest contract charge 0.00% Class 2                 (2.82)%
Highest contract charge 0.90% Class 2                (3.69)%
All contract charges                                    --
Lowest contract charge 0.00% Class 2                 30.82%
Highest contract charge 0.90% Class 2                29.64%
All contract charges                                    --
Lowest contract charge 0.00% Class 2                 21.07%
Highest contract charge 0.90% Class 2                19.97%
All contract charges                                    --
Lowest contract charge 0.00% Class 2                 (6.97)%
Highest contract charge 0.90% Class 2                (7.81)%
All contract charges                                    --
Lowest contract charge 0.00% Class 2(a)              19.84%
Highest contract charge 0.90% Class 2(a)             19.19%
All contract charges                                    --

Unit Value 0.00% to 0.90%*
Lowest contract charge 0.00% Class S Shares         (19.34)%
Highest contract charge 0.90% Class S Shares        (20.07)%
All contract charges                                    --
Lowest contract charge 0.00% Class S Shares          10.30%
Highest contract charge 0.90% Class S Shares          9.30%
All contract charges                                    --
Lowest contract charge 0.00% Class S Shares           3.10%
Highest contract charge 0.90% Class S Shares          2.18%
All contract charges                                    --
Lowest contract charge 0.00% Class S Shares         (16.69)%
Highest contract charge 0.90% Class S Shares        (17.45)%
All contract charges                                    --
Lowest contract charge 0.00% Class S Shares(a)       42.78%
Highest contract charge 0.90% Class S Shares(a)      41.99%
All contract charges                                    --

Unit Value 0.60%*
Lowest contract charge 0.60% Investor Share Class    12.83%
Highest contract charge 0.60% Investor Share
 Class                                               12.83%
All contract charges                                    --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2014

8. Financial Highlights (Concluded)

                                                                                 YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------
                                                                    UNITS OUTSTANDING    ACCUMULATION       INVESTMENT
                                                         UNIT VALUE      (000'S)      UNIT VALUES (000'S) INCOME RATIO**
                                                         ---------- ----------------- ------------------- --------------
VANGUARD VARIABLE INSURANCE FUND--EQUITY INDEX PORTFOLIO
(CONTINUED)
2013  Lowest contract charge 0.60% Investor Share Class   $187.12          --                   --               --
      Highest contract charge 0.60% Investor Share
       Class                                              $187.12          --                   --               --
      All contract charges                                     --          34               $6,456             4.22%
2012  Lowest contract charge 0.60% Investor Share Class   $142.42          --                   --               --
      Highest contract charge 0.60% Investor Share
       Class                                              $142.42          --                   --               --
      All contract charges                                     --          33               $4,681             1.76%
2011  Lowest contract charge 0.60% Investor Share Class   $123.67          --                   --               --
      Highest contract charge 0.60% Investor Share
       Class                                              $123.67          --                   --               --
      All contract charges                                     --          29               $3,537             1.67%
2010  Lowest contract charge 0.60% Investor Share Class   $122.06          --                   --               --
      Highest contract charge 0.60% Investor Share
       Class                                              $122.06          --                   --               --
      All contract charges                                     --          51               $6,230             1.98%

                                                   ---------
                                                     TOTAL
                                                   RETURN***
                                                   ---------


Lowest contract charge 0.60% Investor Share Class    31.39%
Highest contract charge 0.60% Investor Share
 Class                                               31.39%
All contract charges                                    --
Lowest contract charge 0.60% Investor Share Class    15.16%
Highest contract charge 0.60% Investor Share
 Class                                               15.16%
All contract charges                                    --
Lowest contract charge 0.60% Investor Share Class     1.32%
Highest contract charge 0.60% Investor Share
 Class                                                1.32%
All contract charges                                    --
Lowest contract charge 0.60% Investor Share Class    14.22%
Highest contract charge 0.60% Investor Share
 Class                                               14.22%
All contract charges                                    --


-----------
  (a)Units were made available on May 24, 2010.
  (b)Units were made available on May 2, 2011.
  (c)Units were made available on May 20, 2013.
  (d)AXA International Core Managed Volatility replaced Multimanager International Equity due to a fund merger on June 13, 2014.
  (e)AXA Large Cap Value Managed Volatility replaced Multimanager Large Cap Value due to a fund merger on June 13, 2014.
  (f)EQ/Invesco Comstock replaced EQ/Lord Abbett Large Cap Core due to a fund merger on June 13, 2014.
  (g)AXA Large Cap Core Managed Volatility replaced Multimanager Large Cap Core Equity due to a fund merger on June 20, 2014.
  (h)AXA Large Cap Growth Managed Volatility replaced EQ/Equity Growth PLUS due to a fund merger on June 20, 2014.
  * This ratio represents the annual contract expenses consisting of mortality, expense risk, financial accounting and other expenses, for each period indicated. This ratio includes only those expenses that result in a direct reduction to unit value. Charges made directly to Contractowner account through the redemption of units and expenses of the respective Portfolio have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as Contractowners may not have selected all available and applicable contract options.
  ** This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the Variable Investment Option from the Portfolio, divided by the average daily net assets. This ratio excludes those expenses, such as asset-based charges, that result in direct reductions in the unit value. The recognition of dividend income by the Variable Investment Option is affected by the timing of the declaration of dividends by the Portfolio in which the Variable Investment Options invests.
  ***This ratio represents the total return for the periods indicated, including changes in the value of the Portfolio, and expenses assessed through the reduction of unit value. This ratio does not include any expenses, such as premium and withdrawal charges, as applicable, or expenses assessed through the redemption of units. The total return would have been lower had such expenses been included in the calculation. Variable Investment Options with a date notation indicate the effective date of that Variable Investment Option. The total return is calculated for each period indicated from the effective date through the end of the reporting period. For those Variable Investment Options with less than a year of operations, the total return is not annualized but calculated from the effective date through the end of the reporting period.

9. Subsequent Events

   All material subsequent transactions and events have been evaluated for the period from December 31, 2014 through the date on which the financial statements were issued. It has been determined that there are no transactions or events that require adjustment or disclosure in the financial statements.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                     AXA EQUITABLE LIFE INSURANCE COMPANY

Report of Independent Registered Public Accounting Firm............................................... F-1

Consolidated Financial Statements:
 Consolidated Balance Sheets, December 31, 2014 and 2013.............................................. F-2
 Consolidated Statements of Earnings (Loss), Years Ended December 31, 2014, 2013 and 2012............. F-3
 Consolidated Statements of Comprehensive Income (Loss), Years Ended December 31, 2014, 2013 and 2012. F-4
 Consolidated Statements of Equity, Years Ended December 31, 2014, 2013 and 2012...................... F-5
 Consolidated Statements of Cash Flows, Years Ended December 31, 2014, 2013 and 2012.................. F-6
 Notes to Consolidated Financial Statements........................................................... F-8

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings (loss), of comprehensive income (loss), of equity and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries (the "Company") at December 31, 2014 and December 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York

March 10, 2015

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2014 AND 2013

                                                                                        2014       2013
                                                                                     ---------- ----------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
 Fixed maturities available for sale, at fair value................................. $   33,034 $   29,419
 Mortgage loans on real estate......................................................      6,463      5,684
 Policy loans.......................................................................      3,408      3,434
 Other equity investments...........................................................      1,757      1,866
 Trading securities.................................................................      5,143      4,221
 Other invested assets..............................................................      1,978      1,353
                                                                                     ---------- ----------
   Total investments................................................................     51,783     45,977
Cash and cash equivalents...........................................................      2,716      2,283
Cash and securities segregated, at fair value.......................................        476        981
Broker-dealer related receivables...................................................      1,899      1,539
Deferred policy acquisition costs...................................................      4,271      3,874
Goodwill and other intangible assets, net...........................................      3,762      3,703
Amounts due from reinsurers.........................................................      4,051      3,934
Loans to affiliates.................................................................      1,087      1,088
Guaranteed minimum income benefit reinsurance asset, at fair value..................     10,711      6,747
Other assets........................................................................      4,190      4,418
Separate Accounts' assets...........................................................    111,059    108,857
                                                                                     ---------- ----------

TOTAL ASSETS........................................................................ $  196,005 $  183,401
                                                                                     ========== ==========

LIABILITIES
Policyholders' account balances..................................................... $   31,848 $   30,340
Future policy benefits and other policyholders liabilities..........................     23,484     21,697
Broker-dealer related payables......................................................      1,501        538
Customers related payables..........................................................      1,501      1,698
Amounts due to reinsurers...........................................................         74         71
Short-term and long-term debt.......................................................        689        468
Loans from affiliates...............................................................         --        825
Current and deferred income taxes...................................................      4,785      2,813
Other liabilities...................................................................      2,939      2,653
Separate Accounts' liabilities......................................................    111,059    108,857
                                                                                     ---------- ----------
   Total liabilities................................................................    177,880    169,960
                                                                                     ---------- ----------
Redeemable Noncontrolling Interest.................................................. $       17 $       --
                                                                                     ---------- ----------

Commitments and contingent liabilities (Notes 2, 7, 10, 11, 12, 13, 16 and 17)

EQUITY
AXA Equitable's equity:
 Common stock, $1.25 par value, 2 million shares authorized, issued and outstanding. $        2 $        2
 Capital in excess of par value.....................................................      5,957      5,934
 Retained earnings..................................................................      8,809      5,205
 Accumulated other comprehensive income (loss)......................................        351       (603)
                                                                                     ---------- ----------
   Total AXA Equitable's equity.....................................................     15,119     10,538
                                                                                     ---------- ----------
Noncontrolling interest.............................................................      2,989      2,903
                                                                                     ---------- ----------
   Total equity.....................................................................     18,108     13,441
                                                                                     ---------- ----------

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY.................... $  196,005 $  183,401
                                                                                     ========== ==========

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                  CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

                                                                           2014      2013      2012
                                                                         --------  --------  --------
                                                                                 (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee income............ $  3,475  $  3,546  $  3,334
Premiums................................................................      514       496       514
Net investment income (loss):
 Investment income (loss) from derivative instruments...................    1,605    (2,866)     (978)
 Other investment income (loss).........................................    2,210     2,237     2,316
                                                                         --------  --------  --------
   Total net investment income (loss)...................................    3,815      (629)    1,338
                                                                         --------  --------  --------
Investment gains (losses), net:
 Total other-than-temporary impairment losses...........................      (72)      (81)      (96)
 Portion of loss recognized in other comprehensive income (loss)........       --        15         2
                                                                         --------  --------  --------
   Net impairment losses recognized.....................................      (72)      (66)      (94)
 Other investment gains (losses), net...................................       14       (33)       (3)
                                                                         --------  --------  --------
     Total investment gains (losses), net...............................      (58)      (99)      (97)
                                                                         --------  --------  --------
Commissions, fees and other income......................................    3,930     3,823     3,574
Increase (decrease) in the fair value of the reinsurance contract asset.    3,964    (4,297)      497
                                                                         --------  --------  --------
     Total revenues.....................................................   15,640     2,840     9,160
                                                                         --------  --------  --------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.................................................    3,708     1,691     2,989
Interest credited to policyholders' account balances....................    1,186     1,373     1,166
Compensation and benefits...............................................    1,739     1,743     1,672
Commissions.............................................................    1,147     1,160     1,248
Distribution related payments...........................................      413       423       367
Amortization of deferred sales commissions..............................       42        41        40
Interest expense........................................................       53        88       108
Amortization of deferred policy acquisition costs.......................      215       580       576
Capitalization of deferred policy acquisition costs.....................     (628)     (655)     (718)
Rent expense............................................................      163       169       201
Amortization of other intangible assets.................................       27        24        24
Other operating costs and expenses......................................    1,460     1,512     1,429
                                                                         --------  --------  --------
     Total benefits and other deductions................................    9,525     8,149     9,102
                                                                         --------  --------  --------
Earnings (loss) from operations, before income taxes.................... $  6,115  $ (5,309) $     58
Income tax (expense) benefit............................................   (1,695)    2,073       158
                                                                         --------  --------  --------

Net earnings (loss).....................................................    4,420    (3,236)      216
 Less: net (earnings) loss attributable to the noncontrolling interest..     (387)     (337)     (121)
                                                                         --------  --------  --------

Net Earnings (Loss) Attributable to AXA Equitable....................... $  4,033  $ (3,573) $     95
                                                                         ========  ========  ========

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

                                                                                  2014       2013     2012
                                                                                --------  ---------  ------
                                                                                       (IN MILLIONS)
COMPREHENSIVE INCOME (LOSS)
 Net earnings (loss)........................................................... $  4,420  $  (3,236) $  216
                                                                                --------  ---------  ------

   Other comprehensive income (loss) net of income taxes:
     Change in unrealized gains (losses), net of reclassification adjustment...      948     (1,211)    580
     Change in defined benefit plans...........................................      (23)       299      26
                                                                                --------  ---------  ------
          Total other comprehensive income (loss), net of income taxes.........      925       (912)    606
                                                                                --------  ---------  ------

Comprehensive income (loss)....................................................    5,345     (4,148)    822

 Less: Comprehensive (income) loss attributable to noncontrolling interest.....     (358)      (345)   (113)
                                                                                --------  ---------  ------

Comprehensive Income (Loss) Attributable to AXA Equitable...................... $  4,987  $  (4,493) $  709
                                                                                ========  =========  ======

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EQUITY
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

                                                                               2014       2013       2012
                                                                            ---------  ---------  ---------
                                                                                     (IN MILLIONS)
EQUITY
AXA Equitable's Equity:
 Common stock, at par value, beginning and end of year..................... $       2  $       2  $       2
                                                                            ---------  ---------  ---------

 Capital in excess of par value, beginning of year.........................     5,934      5,992      5,743
 Deferred tax on dividend of AllianceBernstein Units.......................       (26)        --         --
 Changes in capital in excess of par value.................................        49        (58)       249
                                                                            ---------  ---------  ---------
 Capital in excess of par value, end of year...............................     5,957      5,934      5,992
                                                                            ---------  ---------  ---------

 Retained earnings, beginning of year......................................     5,205      9,125      9,392
 Net earnings (loss).......................................................     4,033     (3,573)        95
 Stockholder dividends.....................................................      (429)      (347)      (362)
                                                                            ---------  ---------  ---------
 Retained earnings, end of year............................................     8,809      5,205      9,125
                                                                            ---------  ---------  ---------

 Accumulated other comprehensive income (loss), beginning of year..........      (603)       317       (297)
 Other comprehensive income (loss).........................................       954       (920)       614
                                                                            ---------  ---------  ---------
 Accumulated other comprehensive income (loss), end of year................       351       (603)       317
                                                                            ---------  ---------  ---------

   TOTAL AXA EQUITABLE'S EQUITY, END OF YEAR...............................    15,119     10,538     15,436
                                                                            ---------  ---------  ---------
 Noncontrolling interest, beginning of year................................     2,903      2,494      2,703
 Repurchase of AllianceBernstein Holding units.............................       (62)       (76)      (145)
 Net earnings (loss) attributable to noncontrolling interest...............       387        337        121
 Dividends paid to noncontrolling interest.................................      (401)      (306)      (219)
 Dividend of AllianceBernstein Units by AXA Equitable to AXA Financial.....        48        113         --
 Other comprehensive income (loss) attributable to noncontrolling interest.       (29)         8         (8)
 Other changes in noncontrolling interest..................................       143        333         42
                                                                            ---------  ---------  ---------

     Noncontrolling interest, end of year..................................     2,989      2,903      2,494
                                                                            ---------  ---------  ---------

TOTAL EQUITY, END OF YEAR.................................................. $  18,108  $  13,441  $  17,930
                                                                            =========  =========  =========

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

                                                                                               2014        2013       2012
                                                                                            ----------- ---------- ----------

                                                                                                      (IN MILLIONS)
Net earnings (loss)........................................................................ $     4,420 $  (3,236) $      216
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
 Interest credited to policyholders' account balances......................................       1,186      1,373      1,166
 Universal life and investment-type product policy fee income..............................     (3,475)    (3,546)    (3,334)
 Net change in broker-dealer and customer related receivables/payables.....................       (525)      (740)        383
 (Income) loss related to derivative instruments...........................................     (1,605)      2,866        978
 Change in reinsurance recoverable with affiliate..........................................       (128)      (176)      (207)
 Investment (gains) losses, net............................................................          58         99         97
 Change in segregated cash and securities, net.............................................         505        571      (272)
 Change in deferred policy acquisition costs...............................................       (413)       (74)      (142)
 Change in future policy benefits..........................................................       1,647      (384)        876
 Change in current and deferred income taxes...............................................       1,448    (1,754)      (254)
 Real estate related write-off charges.....................................................          25         56         42
 Change in accounts payable and accrued expenses...........................................       (259)         33         18
 Change in the fair value of the reinsurance contract asset................................     (3,964)      4,297      (497)
 Contribution to pension plans.............................................................         (6)         --         --
 Amortization of deferred compensation.....................................................         171        159         22
 Amortization of deferred sales commission.................................................          42         41         40
 Amortization of reinsurance cost..........................................................         280        280         47
 Other depreciation and amortization.......................................................          44        122        157
 Amortization of other intangibles.........................................................          27         24         24
 Other, net................................................................................        (95)        150      (145)
                                                                                            ----------- ---------- ----------

Net cash provided by (used in) operating activities........................................       (617)        161      (785)
                                                                                            ----------- ---------- ----------

Cash flows from investing activities:
 Maturities and repayments of fixed maturities and mortgage loans on real estate...........       2,975      3,691      3,551
 Sales of investments......................................................................       7,186      3,442      1,951
 Purchases of investments..................................................................    (13,775)    (7,956)    (7,893)
 Cash settlements related to derivative instruments........................................         999    (2,500)      (287)
 Purchase of business, net of cash acquired................................................        (61)         --         --
 Change in short-term investments..........................................................         (5)         --         34
 Decrease in loans to affiliates...........................................................          --          5          4
 Additional loans to affiliates............................................................          --       (56)         --
 Investment in capitalized software, leasehold improvements and EDP equipment..............        (83)       (67)       (66)
 Other, net................................................................................         (9)         12         14
                                                                                            ----------- ---------- ----------

Net cash provided by (used in) investing activities........................................     (2,773)    (3,429)    (2,692)
                                                                                            ----------- ---------- ----------

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
                                  (CONTINUED)

                                                                                      2014      2013      2012
                                                                                    --------  --------  --------
                                                                                            (IN MILLIONS)

Cash flows from financing activities:
 Policyholders' account balances:
   Deposits........................................................................ $  5,034  $  5,469  $  5,437
   Withdrawals and transfers to Separate Accounts..................................   (1,075)   (1,188)     (982)
Change in short-term financings....................................................      221       (55)     (122)
Change in collateralized pledged liabilities.......................................      430      (663)     (288)
Change in collateralized pledged assets............................................      (12)      (18)       (5)
Repayment of Loans from Affiliates.................................................     (825)     (500)       --
Capital contribution...............................................................       --        --       195
Shareholder dividends paid.........................................................     (382)     (234)     (362)
Repurchase of AllianceBernstein Holding units......................................      (90)     (113)     (238)
Distribution to noncontrolling interest in consolidated subsidiaries...............     (401)     (306)     (219)
Increase (decrease) in Securities sold under agreement to repurchase...............      950        --        --
Other, net.........................................................................       (7)       --        (9)
                                                                                    --------  --------  --------

Net cash provided by (used in) financing activities................................    3,843     2,392     3,407
                                                                                    --------  --------  --------

Effect of exchange rate changes on cash and cash equivalents.......................      (20)       (3)        5
Change in cash and cash equivalents................................................      433      (879)      (65)
Cash and cash equivalents, beginning of year.......................................    2,283     3,162     3,227
                                                                                    --------  --------  --------

Cash and Cash Equivalents, End of Year............................................. $  2,716  $  2,283  $  3,162
                                                                                    ========  ========  ========

Supplemental cash flow information:
 Interest Paid..................................................................... $     72  $     91  $    107
                                                                                    ========  ========  ========
 Income Taxes (Refunded) Paid...................................................... $    272  $   (214) $    271
                                                                                    ========  ========  ========
 Issuance of FHLBNY funding agreements included in policyholder's account balances. $    500  $     --  $     --
                                                                                    ========  ========  ========

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) ORGANIZATION

   AXA Equitable Life Insurance Company ("AXA Equitable," and collectively with its consolidated subsidiaries the "Company") is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). AXA Financial is an indirect wholly owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

   The Company conducts operations in two business segments: the Insurance and Investment Management segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

   Insurance

   The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, variable and fixed-interest annuity products, investment products including mutual funds, asset management and other services, principally to individuals and small and medium size businesses and professional and trade associations. This segment also includes Separate Accounts for individual insurance and annuity products.

   The Company's insurance business is conducted principally by AXA Equitable.

   Investment Management

   The Investment Management segment is principally comprised of the investment management business of AllianceBernstein L.P., a Delaware limited partnership (together with its consolidated subsidiaries "AllianceBernstein"). AllianceBernstein provides research, diversified investment management and related services globally to a broad range of clients. This segment also includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

   AllianceBernstein is a private partnership for Federal income tax purposes and, accordingly, is not subject to Federal and state corporate income taxes. However, AllianceBernstein is subject to a 4.0% New York City unincorporated business tax ("UBT"). Domestic corporate subsidiaries of AllianceBernstein are subject to Federal, state and local income taxes. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are located. The Company provides Federal and state income taxes on the undistributed earnings of non-U.S. corporate subsidiaries except to the extent that such earnings are permanently invested outside the United States.

   At December 31, 2014 and 2013, the Company's economic interest in AllianceBernstein was 32.2% and 32.7%, respectively. At December 31, 2014 and 2013, respectively, AXA and its subsidiaries' economic interest in AllianceBernstein (including AXA Financial Group) was approximately 62.7% and 63.7%. AXA Equitable as the parent of AllianceBernstein Corporation, the general partner ("General Partner") of the limited partnership, consolidates AllianceBernstein in the Company's consolidated financial statements.

2) SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation and Principles of Consolidation

   The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

   The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiaries engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

   All significant intercompany transactions and balances have been eliminated in consolidation. The years "2014", "2013" and "2012" refer to the years ended December 31, 2014, 2013 and 2012, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

   Accounting for Variable Annuities with GMDB and GMIB Features

   Future claims exposure on products with guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features are sensitive to movements in the equity markets and interest rates. The Company has in place various hedging programs utilizing derivatives that are designed to mitigate the impact of movements in equity markets and interest rates. These various hedging programs do not qualify for hedge accounting treatment. As a result, changes in the value of the derivatives will be recognized in the period in which they occur while offsetting changes in reserves and deferred policy acquisition costs ("DAC") will be recognized over time in accordance with policies described below under "Policyholders' Account Balances and Future Policy Benefits" and "DAC". These differences in recognition contribute to earnings volatility.

   GMIB reinsurance contracts are used to cede to affiliated and non-affiliated reinsurers a portion of the exposure on variable annuity products that offer the GMIB feature. The GMIB reinsurance contracts are accounted for as derivatives and are reported at fair value. Gross reserves for GMIB are calculated on the basis of assumptions related to projected benefits and related contract charges over the lives of the contracts and therefore will not immediately reflect the offsetting impact on future claims exposure resulting from the same capital market and/or interest rate fluctuations that cause gains or losses on the fair value of the GMIB reinsurance contracts. The changes in the fair value of the GMIB reinsurance contracts are recorded in the period in which they occur while offsetting changes in gross reserves and DAC for GMIB are recognized over time in accordance with policies described below under "Policyholders' Account Balances and Future Policy Benefits" and "DAC". These differences in recognition contribute to earnings volatility.

   Accounting and Consolidation of VIE's

   At December 31, 2013, the Insurance Group's General Account held $3 million of investment assets issued by VIEs and determined to be significant variable interests under Financial Accounting Standards Board ("FASB") guidance Consolidation of Variable Interest Entities - Revised. The investment in this VIE was sold in 2014. At December 31, 2013, as reported in the consolidated balance sheet, this investment included $3 million of other equity investments (principally investment limited partnership interests) and was subject to ongoing review for impairment in value. This VIE did not require consolidation because management determined that the Insurance Group is not the primary beneficiary. The Insurance Group had no further economic interest in this VIE in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

   For all new investment products and entities developed by AllianceBernstein (other than Collaterized Debt Obligations ("CDOs")), AllianceBernstein first determines whether the entity is a VIE, which involves determining an entity's variability and variable interests, identifying the holders of the equity investment at risk and assessing the five characteristics of a VIE. Once an entity has been determined to be a VIE, AllianceBernstein then identifies the primary beneficiary of the VIE. If AllianceBernstein is deemed to be the primary beneficiary of the VIE, then AllianceBernstein and the Company consolidate the entity.

   AllianceBernstein provides seed capital to its investment teams to develop new products and services for their clients. AllianceBernstein's original seed investment typically represents all or a majority of the equity investment in the new product is temporary in nature. AllianceBernstein evaluates its seed investments on a quarterly basis and consolidates such investments as required pursuant to U.S. GAAP.

   Management of AllianceBernstein reviews quarterly its investment management agreements and its investments in, and other financial arrangements with, certain entities that hold client assets under management ("AUM") to determine the entities that AllianceBernstein is required to consolidate under this guidance. These entities include certain mutual fund products, hedge funds, structured products, group trusts, collective investment trusts and limited partnerships.

   AllianceBernstein earned investment management fees on client AUM of these entities but derived no other benefit from those assets and cannot utilize those assets in its operations.

   At December 31, 2014, AllianceBernstein had significant variable interests in certain other structured products and hedge funds with approximately $31 million in client AUM. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary of the expected losses or expected residual returns of these entities. AllianceBernstein's maximum exposure to loss in these entities is limited to its investments of $200,000 in and prospective investment management fees earned from these entities.

   Adoption of New Accounting Pronouncements

   In July 2013, the FASB issued new guidance on the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance was effective for interim and annual periods beginning after December 15, 2013. Implementation of this guidance did not have a material impact on the Company's consolidated financial statements.

   In February 2013, the FASB issued new guidance to improve the reporting of reclassifications out of accumulated other comprehensive income ("AOCI"). The guidance requires disclosure of reclassification information either in the notes or the face of the financial statements provided the information is presented in one location. This guidance was effective for interim and annual periods beginning after December 31, 2012. Implementation of this guidance did not have a material impact on the Company's consolidated financial statements. These new disclosures have been included in the Notes to the Company's consolidated financial statements, as appropriate.

   In July 2012, the FASB issued new guidance on testing indefinite-lived intangible assets for impairment. The guidance was effective for interim and annual indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012. Implementation of this guidance did not have a material impact on the Company's consolidated financial statements.

   Future Adoption of New Accounting Pronouncements

   In February 2015, the FASB issued a new consolidation standard that makes targeted amendments to the VIE assessment, including guidance specific to limited partnerships and similar entities, and ends the deferral granted to investment companies for applying the VIE guidance. The new standard is effective for annual periods, beginning after December 15, 2015, but may be early-adopted in any interim period. Management currently is evaluating the impacts this guidance may have on the Company's consolidated financial statements.

   In August 2014, the FASB issued new guidance which requires management to evaluate whether there is "substantial doubt" about the reporting entity's ability to continue as a going concern and provide related footnote disclosures about those uncertainties, if they exist. The new guidance is effective for annual periods, ending after December 15, 2016 and interim periods thereafter. Management does not expect implementation of this guidance will have a material impact on the Company's consolidated financial statements.

   In June 2014, the FASB issued new guidance for accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The new guidance is effective for interim and annual periods beginning after December 15, 2015. Management does not expect implementation of this guidance will have a material impact on the Company's consolidated financial statements.

   In June 2014, the FASB issued new guidance for repurchase-to-maturity transactions, repurchase financings and added disclosure requirements, which aligns the accounting for repurchase-to-maturity transactions and repurchase financing arrangements with the accounting for other typical repurchase agreements. The new guidance also requires additional disclosures about repurchase agreements and similar transactions. The accounting changes and disclosure requirements are effective for interim or annual periods beginning after December 15, 2014. Management does not expect implementation of this guidance will have a material impact on the Company's consolidated financial statements.

   In May 2014, the FASB issued new revenue recognition guidance that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers with International Financial Reporting Standards ("IFRS"). The new guidance applies to contracts that deliver goods or services to a customer, except when those contracts are for: insurance, leases, rights and obligations that are in the scope of certain financial instruments (i.e., derivative contracts) and guarantees other than product or service warranties. The new guidance is effective for interim and annual periods, beginning after December 15, 2016. Management is currently evaluating the impact that adoption of this guidance will have on the Company's consolidated financial statements.

   The FASB issued new guidance that allows investors to elect to use the proportional amortization method to account for investments in qualified affordable housing projects if certain conditions are met. Under this method, which replaces the effective yield method, an investor amortizes the cost of its investment, in proportion to the tax credits and other tax benefits it receives, to income tax expense. The guidance also introduces disclosure requirements for all investments in qualified affordable housing projects, regardless of the accounting method used for those investments. The guidance is effective for annual periods beginning after December 15, 2014. Management does not expect implementation of this guidance will have a material impact on the Company's consolidated financial statements.

   Closed Block

   As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

   Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Equitable. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the Superintendent of The New York State Department of Financial Services, (the "NYSDFS"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

   The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in AOCI) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block's earnings.

   If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

   Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

   Investments

   The carrying values of fixed maturities classified as available-for-sale ("AFS") are reported at fair value. Changes in fair value are reported in OCI. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary which are recognized in Investment gains (losses), net. The redeemable preferred stock investments that are reported in fixed maturities include real estate investment trusts ("REIT"), perpetual preferred stock, and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

   The Company determines the fair values of fixed maturities and equity securities based upon quoted prices in active markets, when available, or through the use of alternative approaches when market quotes are not readily accessible or available. These alternative approaches include matrix or model pricing and use of independent pricing services, each supported by reference to principal market trades or other observable market assumptions for similar securities. More specifically, the matrix pricing approach to fair value is a discounted cash flow methodology that incorporates market interest rates commensurate with the credit quality and duration of the investment.

   The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio and reviews AFS securities with unrealized losses for other-than-temporary impairments ("OTTI"). Integral to this review is an assessment made each quarter, on a security-by-security basis, by the Company's Investments Under Surveillance ("IUS") Committee, of various indicators of credit deterioration to determine whether the investment security is expected to recover. This assessment includes, but is not limited to, consideration of the duration and severity of the unrealized loss, failure, if any, of the issuer of the security to make scheduled payments, actions taken by rating agencies, adverse conditions specifically related to the security or sector, the financial strength, liquidity, and continued viability of the issuer and, for equity securities only, the intent and ability to hold the investment until recovery, and results in identification of specific securities for which OTTI is recognized.

   If there is no intent to sell or likely requirement to dispose of the fixed maturity security before its recovery, only the credit loss component of any resulting OTTI is recognized in earnings (loss) and the remainder of the fair value loss is recognized in OCI. The amount of credit loss is the shortfall of the present value of the cash flows expected to be collected as compared to the amortized cost basis of the security. The present value is calculated by discounting management's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Projections of future cash flows are based on assumptions regarding probability of default and estimates regarding the amount and timing of recoveries. These assumptions and estimates require use of management judgment and consider internal credit analyses as well as market observable data relevant to the collectability of the security. For mortgage- and asset-backed securities, projected future cash flows also include assumptions regarding prepayments and underlying collateral value.

   Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in Investment gains (losses), net.

   Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

   Policy loans are stated at unpaid principal balances.

   Partnerships, investment companies and joint venture interests that the Company has control of and has a majority economic interest in or those that meet the requirements for consolidation under accounting guidance for consolidation of VIEs are consolidated. Those that the Company does not have control of and does not have a majority economic interest in and those that do not meet the VIE requirements for consolidation are reported on the equity basis of accounting and are reported either with equity real estate or other equity investments, as appropriate. The Company records its interests in certain of these partnerships on a month or one quarter lag.

   Equity securities, which include common stock, and non-redeemable preferred stock classified as AFS securities, are carried at fair value and are included in other equity investments with changes in fair value reported in OCI.

   Trading securities, which include equity securities and fixed maturities, are carried at fair value based on quoted market prices, with unrealized gains (losses) reported in other investment income (loss) in the statements of Net earnings (loss).

   Corporate owned life insurance ("COLI") has been purchased by the Company and certain subsidiaries on the lives of certain key employees and the Company and these subsidiaries are named as beneficiaries under these policies. COLI is carried at the cash surrender value of the policies. At December 31, 2014 and 2013, the carrying value of COLI was $803 million and $770 million, respectively, and is reported in Other invested assets in the consolidated balance sheets.

   Short-term investments are reported at amortized cost that approximates fair value and are included in Other invested assets.

   Cash and cash equivalents includes cash on hand, demand deposits, money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less. Due to the short-term nature of these investments, the recorded value is deemed to approximate fair value.

   All securities owned, including United States government and agency securities, mortgage-backed securities and futures and forwards transactions, are reported in the consolidated financial statements on a trade date basis.

   Derivatives

   Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns, and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk used in valuation models. Derivative financial instruments generally used by the Company include exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options and may be exchange-traded or contracted in the over-the-counter market. All derivative positions are carried in the consolidated balance sheets at fair value, generally by obtaining quoted market prices or through the use of valuation models.

   Freestanding derivative contracts are reported in the consolidated balance sheets either as assets within "Other invested assets" or as liabilities within "Other liabilities." The Company nets the fair value of all derivative financial instruments with counterparties for which an ISDA Master Agreement and related CSA have been executed. The Company uses derivatives to manage asset/liability risk and has designated some of those economic relationships under the criteria to qualify for hedge accounting treatment. All changes in the fair value of the Company's freestanding derivative positions not designated to hedge accounting relationships, including net receipts and payments, are included in "Investment income
   (loss) from derivative instruments" without considering changes in the fair value of the economically associated assets or liabilities.

   The Company is a party to financial instruments and other contracts that contain "embedded" derivative instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are "clearly and closely related" to the economic characteristics of the remaining component of the "host contract" and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When those criteria are satisfied, the resulting embedded derivative is bifurcated from the host contract, carried in the consolidated balance sheets at fair value, and changes in its fair value are recognized immediately and captioned in the consolidated statements of earnings (loss) according to the nature of the related host contract. For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company instead may elect to carry the entire instrument at fair value.

   Mortgage Loans on Real Estate ("mortgage loans"):

   Mortgage loans are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

   For commercial and agricultural mortgage loans, an allowance for credit loss is typically recommended when management believes it is probable that principal and interest will not be collected according to the contractual terms. Factors that influence management's judgment in determining allowance for credit losses include the following:

      . Loan-to-value ratio -- Derived from current loan balance divided by the fair market value of the property. An allowance for credit loss is typically recommended when the loan-to-value ratio is in excess of 100%. In the case where the loan-to-value is in excess of 100%, the allowance for credit loss is derived by taking the difference between the fair market value (less cost of sale) and the current loan balance.

      . Debt service coverage ratio -- Derived from actual net operating income divided by annual debt service. If the ratio is below 1.0x, then the income from the property does not support the debt.

      . Occupancy -- Criteria varies by property type but low or below market occupancy is an indicator of sub-par property performance.

      . Lease expirations -- The percentage of leases expiring in the upcoming 12 to 36 months are monitored as a decline in rent and/or occupancy may negatively impact the debt service coverage ratio. In the case of single-tenant properties or properties with large tenant exposure, the lease expiration is a material risk factor.

      . Maturity -- Mortgage loans that are not fully amortizing and have upcoming maturities within the next 12 to 24 months are monitored in conjunction with the capital markets to determine the borrower's ability to refinance the debt and/or pay off the balloon balance.

      . Borrower/tenant related issues -- Financial concerns, potential bankruptcy, or words or actions that indicate imminent default or abandonment of property.

      . Payment status -- current vs. delinquent -- A history of delinquent payments may be a cause for concern.

      . Property condition -- Significant deferred maintenance observed during the lenders annual site inspections.

      . Other -- Any other factors such as current economic conditions may call into question the performance of the loan.

   Mortgage loans also are individually evaluated quarterly by the IUS Committee for impairment, including an assessment of related collateral value. Commercial mortgages 60 days or more past due and agricultural mortgages 90 days or more past due, as well as all mortgages in the process of foreclosure, are identified as problem mortgages. Based on its monthly monitoring of mortgages, a class of potential problem mortgages are also identified, consisting of mortgage loans not currently classified as problems but for which management has doubts as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing mortgage loan as a potential problem involves significant subjective judgments by management as to likely future industry conditions and developments with respect to the borrower or the individual mortgaged property.

   For problem mortgage loans a valuation allowance is established to provide for the risk of credit losses inherent in the lending process. The allowance includes loan specific reserves for mortgage loans determined to be non-performing as a result of the loan review process. A non-performing loan is defined as a loan for which it is probable that amounts due according to the contractual terms of the loan agreement will not be collected. The loan specific portion of the loss allowance is based on the Company's assessment as to ultimate collectability of loan principal and interest. Valuation allowances for a non-performing loan are recorded based on the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral if the loan is collateral dependent. The valuation allowance for mortgage loans can increase or decrease from period to period based on such factors.

   Impaired mortgage loans without provision for losses are mortgage loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on mortgage loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on mortgage loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

   Mortgage loans are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans are classified as nonaccrual mortgage loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2014 and 2013, the carrying values of commercial mortgage loans that had been classified as nonaccrual mortgage loans were $89 million and $93 million, respectively.

   Troubled Debt Restructuring

   When a loan modification is determined to be a troubled debt restructuring ("TDR"), the impairment of the loan is re-measured by discounting the expected cash flows to be received based on the modified terms using the loan's original effective yield, and the allowance for loss is adjusted accordingly. Subsequent to the modification, income is recognized prospectively based on the modified terms of the mortgage loans. Additionally, the loan continues to be subject to the credit review process noted above.

   Net Investment Income (Loss), Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)

   Net investment income (loss) and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

   Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in Investment gains (losses), net.

   Realized and unrealized holding gains (losses) on trading securities are reflected in Net investment income (loss).

   Unrealized investment gains (losses) on fixed maturities and equity securities designated as AFS held by the Company are accounted for as a separate component of AOCI, net of related deferred income taxes, amounts attributable to certain pension operations, Closed Blocks' policyholders dividend obligation, insurance liability loss recognition and DAC related to universal life ("UL") policies, investment-type products and participating traditional life policies.

   Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as AFS and do not reflect any change in fair value of policyholders' account balances and future policy benefits.

   Fair Value of Financial Instruments

   Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

   The Company defines fair value as the unadjusted quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value cannot be substantiated by direct comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

   Management is responsible for the determination of the value of investments carried at fair value and the supporting methodologies and assumptions. Under the terms of various service agreements, the Company often utilizes independent valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual securities. These independent valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested. As further described below with respect to specific asset classes, these inputs include, but are not limited to, market prices for recent trades and transactions in comparable securities, benchmark yields, interest rate yield curves, credit spreads, quoted prices for similar securities, and other market-observable information, as applicable. Specific attributes of the security being valued also are considered, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security- or issuer-specific information. When insufficient market observable information is available upon which to measure fair value, the Company either will request brokers knowledgeable about these securities to provide a non-binding quote or will employ internal valuation models. Fair values received from independent valuation service providers and brokers and those internally modeled or otherwise estimated are assessed for reasonableness.

   Recognition of Insurance Income and Related Expenses

   Deposits related to UL and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of fees assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

   Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized in income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

   Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

   DAC

   Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, reflecting incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation, including payroll fringe benefits and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

   After the initial establishment of reserves, premium deficiency and loss recognition tests are performed each period end using best estimate assumptions as of the testing date without provisions for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for the aggregate product group are insufficient to provide for expected future policy benefits and expenses for that line of business (i.e., reserves net of any DAC asset), DAC would first be written off and thereafter, if required, a premium deficiency reserve would be established by a charge to earnings.

   In accordance with the guidance for the accounting and reporting by insurance enterprises for certain long-duration contracts and participating contracts and for realized gains and losses from the sale of investments, current and expected future profit margins for products covered by this guidance are examined regularly in determining the amortization of DAC. Due primarily to the significant decline in Separate Accounts balances during 2008 and a change in the estimate of average gross short-term annual return on Separate Accounts balances to 9.0%, future estimated gross profits at December 31, 2008 for certain issue years for the Accumulator(R) variable annuity products ("Accumulator(R)") were expected to be negative as the increases in the fair values of derivatives used to hedge certain risks related to these products would be recognized in current earnings while the related reserves do not fully and immediately reflect the impact of equity and interest market fluctuations. As required under U.S. GAAP, for those issue years with future estimated negative gross profits, the DAC amortization method was permanently changed in fourth quarter 2008 from one based on estimated gross profits to one based on estimated assessments for the Accumulator(R) products, subject to loss recognition testing. In second quarter 2011, the DAC amortization method was changed to one based on estimated assessments for all issue years for the Accumulator(R) products due to continued volatility of margins and the continued emergence of periods of negative margins.

   DAC associated with UL and investment-type products, other than Accumulator(R) products is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. When estimated gross profits are expected to be negative for multiple years of a contract life, DAC is amortized using the present value of estimated assessments. The effect on the amortization of DAC of revisions to estimated gross profits or assessments is reflected in earnings (loss) in the period such estimated gross profits or assessments are revised. A decrease in expected gross profits or assessments would accelerate DAC amortization. Conversely, an increase in expected gross profits or assessments would slow DAC amortization. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date.

   A significant assumption in the amortization of DAC on variable annuities and variable and interest-sensitive life insurance relates to projected future Separate Account performance. Management sets estimated future gross profit or assessment assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach, a commonly used industry practice. This future return approach influences the projection of fees earned, as well as other sources of estimated gross profits. Returns that are higher than expectations for a given period produce higher than expected account balances, increase the fees earned resulting in higher expected future gross profits and lower DAC amortization for the period. The opposite occurs when returns are lower than expected.

   In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance. Currently, the average gross long-term return estimate is measured from December 31, 2008. Management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. At December 31, 2014, the average gross short-term and long-term annual return estimate on variable and interest-sensitive life insurance and variable annuities was 9.0% (6.66% net of product weighted average Separate Account fees), and the gross maximum and minimum short-term annual rate of return limitations were 15.0% (12.66% net of product weighted average Separate Account fees) and 0.0% (-2.34% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. These assumptions of long-term growth are subject to assessment of the reasonableness of resulting estimates of future return assumptions.

   If actual market returns continue at levels that would result in assuming future market returns of 15.0% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0.0% for more than 5 years would result in a required deceleration of DAC amortization. At December 31, 2014, current projections of future average gross market returns assume a 0.0% annualized return for the next six quarters, which is the minimum limitations grading to a reversion to the mean of 9.0% in fourteen quarters.

   In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization.

   Other significant assumptions underlying gross profit estimates for UL and investment type products relate to contract persistency and General Account investment spread.

   For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2014, the average rate of assumed investment yields, excluding policy loans, was 5.1% grading to 4.5% over 10 years. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the accumulated amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date. Many of the factors that affect gross margins are included in the determination of the Company's dividends to these policyholders. DAC adjustments related to participating traditional life policies do not create significant volatility in results of operations as the Closed Block recognizes a cumulative policyholder dividend obligation expense in "Policyholders' dividends," for the excess of actual cumulative earnings over expected cumulative earnings as determined at the time of demutualization.

   DAC associated with non-participating traditional life policies is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings (loss) in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy. DAC related to these policies is subject to recoverability testing as part of AXA Financial Group's premium deficiency testing. If a premium deficiency exists, DAC is reduced by the amount of the deficiency or to zero through a charge to current period earnings (loss). If the deficiency exceeds the DAC balance, the reserve for future policy benefits is increased by the excess, reflected in earnings
   (loss) in the period such deficiency occurs.

   Contractholder Bonus Interest Credits

   Contractholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates for a period of time. The interest crediting expense associated with these contractholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets.

   Policyholders' Account Balances and Future Policy Benefits

   Policyholders' account balances for UL and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

   The Company has issued and continues to offer certain variable annuity products with GMDB and Guaranteed income benefit ("GIB") features. The Company previously issued certain variable annuity products with Guaranteed withdrawal benefit for life ("GWBL") and other features. The Company also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a GMIB base. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts. The determination of this estimated liability is based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender and withdrawal rates, mortality experience, and, for contracts with the GMIB feature, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that actual experience will be consistent with management's estimates.

   For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

   For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

   For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 10.9% for life insurance liabilities and from 1.57% to 11.25% for annuity liabilities.

   Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

   When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings.

   Funding agreements are reported in Policyholders' account balances in the consolidated balance sheets. AXA Equitable as a member of the Federal Home Loan Bank of New York ("FHLBNY") has access to borrowing facilities from the FHLBNY including collateralized borrowings and funding agreements, which would require AXA Equitable to pledge qualified mortgage-backed assets and/or government securities as collateral. As membership requires the ownership of member stock, AXA Equitable purchased stock to meet its membership requirement

   ($31 million, as of December 31, 2014). Any borrowings from the FHLBNY require the purchase of FHLBNY activity based stock in an amount equal to 4.5% of the borrowings. AXA Equitable's capacity with the FHLBNY was increased during second quarter 2014 from $1,000 million to $3,000 million. At December 31, 2014, the Company had $500 million of outstanding funding agreements with the FHLBNY. The funding agreements were used to extend the duration of the assets within the General Account investment portfolio. For other instruments used to extend the duration of the General Account investment portfolio see "Derivative and offsetting assets and liabilities" included in Note 3.

   Policyholders' Dividends

   The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

   At December 31, 2014, participating policies, including those in the Closed Block, represent approximately 5.6% ($19,863 million) of directly written life insurance in-force, net of amounts ceded.

   Separate Accounts

   Generally, Separate Accounts established under New York State Insurance Law are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings (loss) less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in Separate Accounts are reported at quoted market values or, where quoted values are not readily available or accessible for these securities, their fair value measures most often are determined through the use of model pricing that effectively discounts prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. The assets and liabilities of six Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as AFS in the accompanying consolidated financial statements.

   The investment results of Separate Accounts, including unrealized gains (losses), on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings (loss). For 2014, 2013 and 2012, investment results of such Separate Accounts were gains (losses) of $5,959 million, $19,022 million and $10,110 million, respectively.

   Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

   The Company reports the General Account's interests in Separate Accounts as Other equity investments in the consolidated balance sheets.

   Recognition of Investment Management Revenues and Related Expenses

   Commissions, fees and other income principally include the Investment Management segment's investment advisory and service fees, distribution revenues and institutional research services revenue. Investment advisory and service base fees, generally calculated as a percentage, referred to as basis points ("BPs"), of assets under management, are recorded as revenue as the related services are performed; they include brokerage transactions charges received by Sanford C. Bernstein & Co. LLC ("SCB LLC") for certain retail, private client and institutional investment client transactions. Certain investment advisory contracts, including those associated with hedge funds, provide for a performance-based fee, in addition to or in lieu of a base fee which is calculated as either a percentage of absolute investment results or a percentage of the investment results in excess of a stated benchmark over a specified period of time. Performance-based fees are recorded as a component of revenue at the end of each contract's measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited ("SCBL") for independent research and brokerage-related services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

   Commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares") are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which the deferred sales commissions are generally recovered. These commissions are recovered from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Effective January 31, 2009, back-end load shares are no longer offered to new investors by AllianceBernstein's U.S. funds. Management tests the deferred sales commission asset for recoverability quarterly and determined that the balance as of December 31, 2014 was not impaired.

   AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC are based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

   Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the five-year, three-year and one-year periods and current quarterly periods ended December 31, 2014. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

   Goodwill and Other Intangible Assets

   Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of acquired companies, and relates principally to the acquisition of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. ("Bernstein Acquisition") and the purchase of units of the limited partnership interest in AllianceBernstein ("AllianceBernstein Units"). In accordance with the guidance for Goodwill and Other Intangible Assets, goodwill is tested annually for impairment and at interim periods if events or circumstances indicate an impairment could have occurred.

   Intangible assets related to the Bernstein Acquisition and purchases of AllianceBernstein Units include values assigned to contracts of businesses acquired based on their estimated fair value at the time of acquisition, less accumulated amortization. These intangible assets are generally amortized on a straight-line basis over their estimated useful life of approximately 20 years. All intangible assets are periodically reviewed for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds fair value, additional impairment tests are performed to measure the amount of the impairment loss, if any.

   Other Accounting Policies

   Capitalized internal-use software, included in Other assets in the consolidated balance sheets, is amortized on a straight-line basis over the estimated useful life of the software that ranges between three and five years. If an impairment is determined to have occurred, software capitalization is accelerated for the remaining balance deemed to be impaired.

   AXA Financial and certain of its consolidated subsidiaries and affiliates, including the Company, file a consolidated Federal income tax return. The Company provides for Federal and state income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred tax assets will not be realized.

   Under accounting for uncertainty in income taxes guidance, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the consolidated financial statements. Tax positions are then measured at the largest amount of benefit that is greater than 50 % likely of being realized upon settlement.

   Out of Period Adjustments

   In 2014, the Company recorded several out-of-period adjustments in its financial statements. The Company refined the models used to calculate the fair value of the GMIB reinsurance asset and the GMIB and GMDB liabilities. In addition, the Company recorded an out-of-period adjustment related to an understatement of the dividend of AllianceBernstein Units by AXA Equitable to AXA Financial during the year ended December 31, 2013 and the related deferred tax liability for the excess of the fair value of the AllianceBernstein Unit dividend over the recorded value. The net impact of the out-of-period adjustments to AXA Equitable's shareholders' equity and Net earnings was a decrease of $1 million and an increase of $73 million, respectively. Management has evaluated the impact of all out of period corrections both individually and in the aggregate and concluded they are not material to any previously reported quarterly or annual financial statements.

3) INVESTMENTS

   FIXED MATURITIES AND EQUITY SECURITIES

   The following table provides information relating to fixed maturities and equity securities classified as AFS:

                AVAILABLE-FOR-SALE SECURITIES BY CLASSIFICATION

                                                           GROSS       GROSS
                                              AMORTIZED  UNREALIZED  UNREALIZED                 OTTI
                                                COST       GAINS       LOSSES    FAIR VALUE  IN AOCI/(3)/
                                              ---------- ---------- ------------ ----------- -----------
                                                                    (IN MILLIONS)
DECEMBER 31, 2014:
------------------
Fixed Maturity Securities:
  Corporate.................................. $   20,742 $    1,549 $         71 $    22,220 $        --
  U.S. Treasury, government and agency.......      6,685        672           26       7,331          --
  States and political subdivisions..........        441         78           --         519          --
  Foreign governments........................        405         48            7         446          --
  Commercial mortgage-backed.................        855         22          142         735          10
  Residential mortgage-backed/(1)/...........        752         43           --         795          --
  Asset-backed/(2)/..........................         86         14            1          99           3
  Redeemable preferred stock.................        829         70           10         889          --
                                              ---------- ---------- ------------ ----------- -----------
   Total Fixed Maturities....................     30,795      2,496          257      33,034          13

Equity securities............................         36          2           --          38          --
                                              ---------- ---------- ------------ ----------- -----------

Total at December 31, 2014................... $   30,831 $    2,498 $        257 $    33,072 $        13
                                              ========== ========== ============ =========== ===========

December 31, 2013:
------------------
Fixed Maturity Securities:
  Corporate.................................. $   21,516 $    1,387 $        213 $    22,690 $        --
  U.S. Treasury, government and agency.......      3,584         22          477       3,129          --
  States and political subdivisions..........        444         35            2         477          --
  Foreign governments........................        392         46            5         433          --
  Commercial mortgage-backed.................        971         10          265         716          23
  Residential mortgage-backed/(1)/...........        914         34            1         947          --
  Asset-backed/(2)/..........................        132         11            3         140           4
  Redeemable preferred stock.................        883         55           51         887          --
                                              ---------- ---------- ------------ ----------- -----------
   Total Fixed Maturities....................     28,836      1,600        1,017      29,419          27

Equity securities............................         37         --            3          34          --
                                              ---------- ---------- ------------ ----------- -----------

Total at December 31, 2013................... $   28,873 $    1,600 $      1,020 $    29,453 $        27
                                              ========== ========== ============ =========== ===========

  /(1)/Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
  /(2)/Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans. /(3)/Amounts represent OTTI losses in AOCI, which were not included in earnings (loss) in accordance with current accounting guidance.

   The contractual maturities of AFS fixed maturities (excluding redeemable preferred stock) at December 31, 2014 are shown in the table below. Bonds not due at a single maturity date have been included in the table in the final year of maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

               AVAILABLE-FOR-SALE FIXED MATURITIES
           CONTRACTUAL MATURITIES AT DECEMBER 31, 2014
                                              AMORTIZED
                                                COST     FAIR VALUE
                                              ---------- ----------
                                                  (IN MILLIONS)
Due in one year or less...................... $    2,140 $    2,166
Due in years two through five................      6,400      6,916
Due in years six through ten.................     10,434     10,934
Due after ten years..........................      9,299     10,500
                                              ---------- ----------
   Subtotal..................................     28,273     30,516
Commercial mortgage-backed securities........        855        735
Residential mortgage-backed securities.......        752        795
Asset-backed securities......................         86         99
                                              ---------- ----------
Total........................................ $   29,966 $   32,145
                                              ========== ==========

   The following table shows proceeds from sales, gross gains (losses) from sales and OTTI for AFS fixed maturities during 2014, 2013 and 2012:

                                                      December 31,
                                              ---------------------------
                                                2014      2013      2012
                                              -------  ---------  -------
                                                     (IN MILLIONS)
Proceeds from sales.......................... $   716  $   3,220  $   139
                                              =======  =========  =======
Gross gains on sales......................... $    21  $      71  $    13
                                              =======  =========  =======
Gross losses on sales........................ $    (9) $     (88) $   (12)
                                              =======  =========  =======
Total OTTI................................... $   (72) $     (81) $   (96)
Non-credit losses recognized in OCI..........      --         15        2
                                              -------  ---------  -------
Credit losses recognized in earnings (loss).. $   (72) $     (66) $   (94)
                                              =======  =========  =======

   The following table sets forth the amount of credit loss impairments on fixed maturity securities held by the Company at the dates indicated and the corresponding changes in such amounts.

                  FIXED MATURITIES -- CREDIT LOSS IMPAIRMENTS

                                                                                   2014     2013
                                                                                 -------  -------
                                                                                   (IN MILLIONS)
Balances at January 1,.......................................................... $  (370) $  (372)
Previously recognized impairments on securities that matured, paid, prepaid
  or sold.......................................................................     188       67
Recognized impairments on securities impaired to fair value this period/(1)/....      --       --
Impairments recognized this period on securities not previously impaired........     (41)     (59)
Additional impairments this period on securities previously impaired............     (31)      (6)
Increases due to passage of time on previously recorded credit losses...........      --       --
Accretion of previously recognized impairments due to increases in expected
  cash flows....................................................................      --       --
                                                                                 -------  -------
Balances at December 31,........................................................ $  (254) $  (370)
                                                                                 =======  =======

  /(1)/Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

   Net unrealized investment gains (losses) on fixed maturities and equity securities classified as AFS are included in the consolidated balance sheets as a component of AOCI. The table below presents these amounts as of the dates indicated:

                                                                                    DECEMBER 31,
                                                                                  ---------------
                                                                                    2014    2013
                                                                                  -------- ------

                                                                                   (IN MILLIONS)
AFS Securities:
  Fixed maturities:
   With OTTI loss................................................................ $     10 $  (28)
   All other.....................................................................    2,229    610
  Equity securities..............................................................        2     (3)
                                                                                  -------- ------
Net Unrealized Gains (Losses).................................................... $  2,241 $  579
                                                                                  ======== ======

   Changes in net unrealized investment gains (losses) recognized in AOCI include reclassification adjustments to reflect amounts realized in Net earnings (loss) for the current period that had been part of OCI in earlier periods. The tables that follow below present a rollforward of net unrealized investment gains (losses) recognized in AOCI, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other:

      NET UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES WITH OTTI LOSSES

                                                                                                            AOCI GAIN
                                                   NET                                                    (LOSS) RELATED
                                               UNREALIZED                                     DEFERRED        TO NET
                                                  GAINS                                        INCOME       UNREALIZED
                                               (LOSSES) ON                  POLICY HOLDERS    TAX ASSET     INVESTMENT
                                               INVESTMENTS        DAC        LIABILITIES     (LIABILITY)  GAINS (LOSSES)
                                              -------------  -------------  --------------  ------------  --------------
                                                                             (IN MILLIONS)
BALANCE, JANUARY 1, 2014..................... $         (28) $           2  $           10  $          5  $          (11)
Net investment gains (losses) arising during
  the period.................................            (1)            --              --            --              (1)
Reclassification adjustment for OTTI losses:
   Included in Net earnings (loss)...........            39             --              --            --              39
   Excluded from Net earnings (loss)/(1)/....            --             --              --            --              --
Impact of net unrealized investment gains
  (losses) on:...............................
   DAC.......................................            --             (2)             --            --              (2)
   Deferred income taxes.....................            --             --              --            (9)             (9)
   Policyholders liabilities.................            --             --             (10)           --             (10)
                                              -------------  -------------  --------------  ------------  --------------
BALANCE, DECEMBER 31, 2014................... $          10  $          --  $           --  $         (4) $            6
                                              =============  =============  ==============  ============  ==============

                                                                                                          AOCI Gain
                                                                                                        (Loss) Related
                                                    Net                                      Deferred       to Net
                                              Unrealized Gains                                Income      Unrealized
                                                (Losses) on                  Policy holders  Tax Asset    Investment
                                                Investments         DAC       Liabilities   (Liability) Gains (Losses)
                                              ----------------  ------------ -------------- ----------- --------------
                                                                            (In Millions)

BALANCE, JANUARY 1, 2013.....................    $         (12) $          1 $            4 $         2 $           (5)
Net investment gains (losses) arising during
  the period.................................              (14)           --             --          --            (14)
Reclassification adjustment for OTTI losses:
   Included in Net earnings (loss)...........               13            --             --          --             13
   Excluded from Net earnings (loss)/(1)/....              (15)           --             --          --            (15)
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................               --             1             --          --              1
   Deferred income taxes.....................               --            --             --           3              3
   Policyholders liabilities.................               --            --              6          --              6
                                                 -------------  ------------ -------------- ----------- --------------
BALANCE, DECEMBER 31, 2013                       $         (28) $          2 $           10 $         5 $          (11)
                                                 =============  ============ ============== =========== ==============

  /(1)/Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings (loss) for securities with no prior OTTI loss.

          ALL OTHER NET UNREALIZED INVESTMENT GAINS (LOSSES) IN AOCI

                                                                                                    AOCI GAIN
                                                  NET                                             (LOSS) RELATED
                                              UNREALIZED                              DEFERRED        TO NET
                                                 GAINS                                 INCOME       UNREALIZED
                                              (LOSSES) ON             POLICYHOLDERS   TAX ASSET     INVESTMENT
                                              INVESTMENTS     DAC      LIABILITIES   (LIABILITY)  GAINS (LOSSES)
                                              ----------- ----------  -------------  -----------  --------------
                                                                         (IN MILLIONS)
BALANCE, JANUARY 1, 2014..................... $       607 $     (107) $        (245) $       (90) $          165
Net investment gains (losses) arising during
  the period.................................       1,606         --             --           --           1,606
Reclassification adjustment for OTTI losses:
   Included in Net earnings (loss)...........          18         --             --           --              18
   Excluded from Net earnings (loss)/(1)/....          --         --             --           --              --
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................          --        (15)            --           --             (15)
   Deferred income taxes.....................          --         --             --         (520)           (520)
   Policyholders liabilities.................          --         --           (123)          --            (123)
                                              ----------- ----------  -------------  -----------  --------------
BALANCE, DECEMBER 31, 2014                    $     2,231 $     (122) $        (368) $      (610) $        1,131
                                              =========== ==========  =============  ===========  ==============

                                                                                                      AOCI Gain (Loss)
                                              Net Unrealized                              Deferred     Related to Net
                                                  Gains                                    Income        Unrealized
                                               (Losses) on                Policyholders   Tax Asset      Investment
                                               Investments        DAC      Liabilities   (Liability)   Gains (Losses)
                                              --------------  ----------  -------------  -----------  ----------------
                                                                            (In Millions)
BALANCE, JANUARY 1, 2013..................... $        2,900  $     (179) $        (603) $      (741) $          1,377
Net investment gains (losses) arising during
  the period.................................         (2,370)         --             --           --            (2,370)
Reclassification adjustment for OTTI losses:
   Included in Net earnings (loss)...........             62          --             --           --                62
   Excluded from Net earnings (loss)/(1)/....             15          --             --           --                15
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................             --          72             --           --                72
   Deferred income taxes.....................             --          --             --          651               651
   Policyholders liabilities.................             --          --            358           --               358
                                              --------------  ----------  -------------  -----------  ----------------
BALANCE, DECEMBER 31, 2013                    $          607  $     (107) $        (245) $       (90) $            165
                                              ==============  ==========  =============  ===========  ================

  /(1)/Represents "transfers out" related to the portion of OTTI losses during the period that were not recognized in earnings (loss) for securities with no prior OTTI loss.

   The following tables disclose the fair values and gross unrealized losses of the 601 issues at December 31, 2014 and the 747 issues at December 31, 2013 of fixed maturities that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position for the specified periods at the dates indicated:

                                               LESS THAN 12 MONTHS    12 MONTHS OR LONGER           TOTAL
                                              ---------------------  ---------------------  ---------------------
                                                           GROSS                  GROSS                  GROSS
                                                         UNREALIZED             UNREALIZED             UNREALIZED
                                              FAIR VALUE   LOSSES    FAIR VALUE   LOSSES    FAIR VALUE   LOSSES
                                              ---------- ----------  ---------- ----------  ---------- ----------
                                                                         (IN MILLIONS)
DECEMBER 31, 2014:
------------------
Fixed Maturity Securities:
  Corporate.................................. $    1,314 $      (29) $    1,048 $      (42) $    2,362 $      (71)
  U.S. Treasury, government and agency.......        280         (6)        373        (20)        653        (26)
  States and political subdivisions..........         21         --          --         --          21         --
  Foreign governments........................         27         (1)         65         (6)         92         (7)
  Commercial mortgage-backed.................         37         (2)        355       (140)        392       (142)
  Residential mortgage-backed................         --         --          35         --          35         --
  Asset-backed...............................         --         --          20         (1)         20         (1)
  Redeemable preferred stock.................         42         --         169        (10)        211        (10)
                                              ---------- ----------  ---------- ----------  ---------- ----------

Total........................................ $    1,721 $      (38) $    2,065 $     (219) $    3,786 $     (257)
                                              ========== ==========  ========== ==========  ========== ==========

                                               Less Than 12 Months    12 Months or Longer            Total
                                              ---------------------  ---------------------  ----------------------
                                                           Gross                  Gross                   Gross
                                                         Unrealized             Unrealized              Unrealized
                                              Fair Value   Losses    Fair Value   Losses    Fair Value    Losses
                                              ---------- ----------  ---------- ----------  ---------- -----------
                                                                          (In Millions)
December 31, 2013:
------------------
Fixed Maturity Securities:
  Corporate.................................. $    4,381 $     (187) $      248 $      (26) $    4,629 $      (213)
  U.S. Treasury, government and agency.......      2,645       (477)         --         --       2,645        (477)
  States and political subdivisions..........         36         (2)         --         --          36          (2)
  Foreign governments........................         68         (4)          7         (1)         75          (5)
  Commercial mortgage-backed.................         30         (5)        529       (260)        559        (265)
  Residential mortgage-backed................        260         (1)          1         --         261          (1)
  Asset-backed...............................          2         --          28         (3)         30          (3)
  Redeemable preferred stock.................        232        (49)         79         (2)        311         (51)
                                              ---------- ----------  ---------- ----------  ---------- -----------

Total........................................ $    7,654 $     (725) $      892 $     (292) $    8,546 $    (1,017)
                                              ========== ==========  ========== ==========  ========== ===========

   The Company's investments in fixed maturity securities do not include concentrations of credit risk of any single issuer greater than 10% of the consolidated equity of AXA Equitable, other than securities of the U.S. government, U.S. government agencies, and certain securities guaranteed by the U.S. government. The Company maintains a diversified portfolio of corporate securities across industries and issuers and does not have exposure to any single issuer in excess of 0.3% of total investments. The largest exposures to a single issuer of corporate securities held at December 31, 2014 and 2013 were $146 million and $158 million, respectively. Corporate high yield securities, consisting primarily of public high yield bonds, are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or the National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2014 and 2013, respectively, approximately $1,788 million and $1,913 million, or 5.8% and 6.6%, of the $30,795 million and $28,836 million aggregate amortized cost of fixed maturities held by the Company were considered to be other than investment grade. These securities had net unrealized losses of $85 million and $215 million at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, respectively, the $219 million and $292 million of gross unrealized losses of twelve months or more were concentrated in commercial mortgage-backed securities. In accordance with the policy described in Note 2, the Company concluded that an adjustment to earnings for OTTI for these securities was not warranted at either December 31, 2014 or 2013. As of December 31, 2014, the Company did not intend to sell the securities nor will it likely be required to dispose of the securities before the anticipated recovery of their remaining amortized cost basis.

   The Company does not originate, purchase or warehouse residential mortgages and is not in the mortgage servicing business. The Company's fixed maturity investment portfolio includes residential mortgage backed securities ("RMBS") backed by subprime and Alt-A residential mortgages, comprised of loans made by banks or mortgage lenders to residential borrowers with lower credit ratings. The criteria used to categorize such subprime borrowers include Fair Isaac Credit Organization ("FICO") scores, interest rates charged, debt-to-income ratios and loan-to-value ratios. Alt-A residential mortgages are mortgage loans where the risk profile falls between prime and subprime; borrowers typically have clean credit histories but the mortgage loan has an increased risk profile due to higher loan-to-value and debt-to-income ratios and/or inadequate documentation of the borrowers' income. At December 31, 2014 and 2013, respectively, the Company owned $8 million and $10 million in RMBS backed by subprime residential mortgage loans, and $7 million and $8 million in RMBS backed by Alt-A residential mortgage loans. RMBS backed by subprime and Alt-A residential mortgages are fixed income investments supporting General Account liabilities.

   At December 31, 2014, the carrying value of fixed maturities that were non-income producing for the twelve months preceding that date was $12 million.

   At December 31, 2014 and 2013, respectively, the amortized cost of the Company's trading account securities was $5,160 million and $4,225 million with respective fair values of $5,143 million and $4,221 million. Also at December 31, 2014 and 2013, respectively, Other equity investments included the General Account's investment in Separate Accounts which had carrying values of $197 million and $192 million and costs of $185 million and $183 million as well as other equity securities with carrying values of $38 million and $34 million and costs of $36 million and $37 million.

   In 2014, 2013 and 2012, respectively, net unrealized and realized holding gains (losses) on trading account equity securities, including earnings (losses) on the General Account's investment in Separate Accounts, of $24 million, $48 million and $69 million, respectively, were included in Net investment income (loss) in the consolidated statements of earnings (loss).

   MORTGAGE LOANS

   The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $93 million and $135 million at December 31, 2014 and 2013, respectively. Gross interest income on these loans included in net investment income (loss) totaled $1 million, $2 million and $7 million in 2014, 2013 and 2012, respectively. Gross interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $4 million, $7 million and $8 million in 2014, 2013 and 2012, respectively.

   Troubled Debt Restructurings

   In 2011, the mortgage loan shown in the table below was modified to interest only payments. Since 2011, this loan has been modified two additional times to extend interest only payments through maturity. The maturity date was also extended from November 5, 2014 to December 5, 2015. Since the fair market value of the underlying real estate collateral is the primary factor in determining the allowance for credit losses, modifications of loan terms typically have no direct impact on the allowance for credit losses, and therefore, no impact on the financial statements.

                  TROUBLED DEBT RESTRUCTURING - MODIFICATIONS
                               DECEMBER 31, 2014


                                                         OUTSTANDING RECORDED INVESTMENT
                                               NUMBER  ------------------------------------
                                              OF LOANS PRE-MODIFICATION POST - MODIFICATION
                                              -------- ---------------- -------------------

                                                              (DOLLARS IN MILLIONS)

Commercial mortgage loans....................        1               84                  93

   There were no default payments on the above loan during 2014. There were no agricultural troubled debt restructuring mortgage loans in 2014.

   Valuation Allowances for Mortgage Loans:

   Allowance for credit losses for mortgage loans for 2014, 2013 and 2012 are as follows:

                                                             COMMERCIAL MORTGAGE LOANS
                                                             -------------------------
                                                               2014     2013     2012
                                                             -------  -------  -------
ALLOWANCE FOR CREDIT LOSSES:                                       (IN MILLIONS)
Beginning Balance, January 1,............................... $    42  $    34  $    32
   Charge-offs..............................................     (14)      --       --
   Recoveries...............................................      --       (2)     (24)
   Provision................................................       9       10       26
                                                             -------  -------  -------
Ending Balance, December 31,................................ $    37  $    42  $    34
                                                             =======  =======  =======

Ending Balance, December 31,:
   Individually Evaluated for Impairment.................... $    37  $    42  $    34
                                                             =======  =======  =======

   There were no allowances for credit losses for agricultural mortgage loans in 2014, 2013 and 2012.

   The values used in these ratio calculations were developed as part of the periodic review of the commercial and agricultural mortgage loan portfolio, which includes an evaluation of the underlying collateral value. The following tables provide information relating to the loan-to-value and debt service coverage ratio for commercial and agricultural mortgage loans at December 31, 2014 and 2013, respectively.

       MORTGAGE LOANS BY LOAN-TO-VALUE AND DEBT SERVICE COVERAGE RATIOS
                               DECEMBER 31, 2014

                                                             DEBT SERVICE COVERAGE RATIO
                                              ----------------------------------------------------------
                                                                                                  LESS    TOTAL
                                               GREATER   1.8X TO   1.5X TO    1.2X TO  1.0X TO    THAN   MORTGAGE
                                              THAN 2.0X   2.0X      1.8X       1.5X     1.2X      1.0X    LOANS
LOAN-TO-VALUE RATIO:/(2)/                     ---------- -------- ---------- --------- -------- -------- ---------
                                                                         (IN MILLIONS)
COMMERCIAL MORTGAGE LOANS/(1)/
  0% - 50%................................... $      335 $     -- $       -- $      59 $     34 $     -- $     428
  50% - 70%..................................        963      440        872       839       54       --     3,168
  70% - 90%..................................        211       --         61       265       79       --       616
  90% plus...................................        156       --         --        --       --       47       203
                                              ---------- -------- ---------- --------- -------- -------- ---------

Total Commercial Mortgage Loans.............. $    1,665 $    440 $      933 $   1,163 $    167 $     47 $   4,415
                                              ========== ======== ========== ========= ======== ======== =========
AGRICULTURAL MORTGAGE LOANS/(1)/
  0% - 50%................................... $      184 $    100 $      232 $     408 $    206 $     50 $   1,180
  50% - 70%..................................        143       87        201       223      204       47       905
  70% - 90%..................................         --       --         --        --       --       --        --
  90% plus...................................         --       --         --        --       --       --        --
                                              ---------- -------- ---------- --------- -------- -------- ---------

Total Agricultural Mortgage Loans............ $      327 $    187 $      433 $     631 $    410 $     97 $   2,085
                                              ========== ======== ========== ========= ======== ======== =========
TOTAL MORTGAGE LOANS/(1)/
  0% - 50%................................... $      519 $    100 $      232 $     467 $    240 $     50 $   1,608
  50% - 70%..................................      1,106      527      1,073     1,062      258       47     4,073
  70% - 90%..................................        211       --         61       265       79       --       616
  90% plus...................................        156       --         --        --       --       47       203
                                              ---------- -------- ---------- --------- -------- -------- ---------

Total Mortgage Loans......................... $    1,992 $    627 $    1,366 $   1,794 $    577 $    144 $   6,500
                                              ========== ======== ========== ========= ======== ======== =========

  /(1)/The debt service coverage ratio is calculated using the most recently reported net operating income results from property operations divided by annual debt service.
  /(2)/The loan-to-value ratio is derived from current loan balance divided by the fair market value of the property. The fair market value of the underlying commercial properties is updated annually.

       Mortgage Loans by Loan-to-Value and Debt Service Coverage Ratios
                               December 31, 2013

                                                         Debt Service Coverage Ratio
                                              -------------------------------------------------
                                                                                         Less    Total
                                               Greater  1.8x to 1.5x to 1.2x to 1.0x to  than   Mortgage
                                              than 2.0x  2.0x    1.8x    1.5x    1.2x    1.0x    Loans
Loan-to-Value Ratio:/(2)/                     --------- ------- ------- ------- ------- ------- ---------
                                                                     (In Millions)
Commercial Mortgage Loans/(1)/
0% - 50%..................................... $     285 $    -- $    -- $    -- $    36 $    -- $     321
50% - 70%....................................       360     573     671     533     135      --     2,272
70% - 90%....................................       116      --     313     240     105     219       993
90% plus.....................................       135      --      --      60      27      48       270
                                              --------- ------- ------- ------- ------- ------- ---------

Total Commercial Mortgage Loans.............. $     896 $   573 $   984 $   833 $   303 $   267 $   3,856
                                              ========= ======= ======= ======= ======= ======= =========

                                                           Debt Service Coverage Ratio
                                              ------------------------------------------------------
                                                                                              Less    Total
                                               Greater   1.8x to  1.5x to   1.2x to  1.0x to  than   Mortgage
                                              than 2.0x   2.0x     1.8x      1.5x     1.2x    1.0x    Loans
Loan-to-Value Ratio:/(2)/                     ---------- -------- -------- --------- ------- ------- ---------
                                                                       (In Millions)
Agricultural Mortgage Loans/(1)/
0% - 50%..................................... $      185 $     82 $    214 $     410 $   208 $    49 $   1,148
50% - 70%....................................        127       50      193       164     149      39       722
70% - 90%....................................         --       --       --        --      --      --        --
90% plus.....................................         --       --       --        --      --      --        --
                                              ---------- -------- -------- --------- ------- ------- ---------

Total Agricultural Mortgage Loans............ $      312 $    132 $    407 $     574 $   357 $    88 $   1,870
                                              ========== ======== ======== ========= ======= ======= =========

Total Mortgage Loans/(1)/
0% - 50%..................................... $      470 $     82 $    214 $     410 $   244 $    49 $   1,469
50% - 70%....................................        487      623      864       697     284      39     2,994
70% - 90%....................................        116       --      313       240     105     219       993
90% plus.....................................        135       --       --        60      27      48       270
                                              ---------- -------- -------- --------- ------- ------- ---------

Total Mortgage Loans......................... $    1,208 $    705 $  1,391 $   1,407 $   660 $   355 $   5,726
                                              ========== ======== ======== ========= ======= ======= =========

  /(1)/The debt service coverage ratio is calculated using the most recently reported net operating income results from property operations divided by annual debt service.
  /(2)/The loan-to-value ratio is derived from current loan balance divided by the fair market value of the property. The fair market value of the underlying commercial properties is updated annually.

   The following table provides information relating to the aging analysis of past due mortgage loans at December 31, 2014 and 2013, respectively.

                    AGE ANALYSIS OF PAST DUE MORTGAGE LOANS

                                                                                                  RECORDED
                                                                                                 INVESTMENT
                                                                                  TOTAL    (GREATER THAN) 90 DAYS
                       30-59    60-89        90 DAYS                            FINANCING           AND
                       DAYS     DAYS    OR (GREATER THAN)   TOTAL    CURRENT   RECEIVABLES        ACCRUING
                      -------- -------- ----------------- --------- ---------- ----------- ----------------------
                                                             (IN MILLIONS)
DECEMBER 31, 2014
-----------------

 Commercial.......... $     -- $     -- $              -- $      -- $    4,415 $     4,415 $                   --
 Agricultural........        1        7                 3        11      2,074       2,085                      3
                      -------- -------- ----------------- --------- ---------- ----------- ----------------------
TOTAL MORTGAGE LOANS. $      1 $      7 $               3 $      11 $    6,489 $     6,500 $                    3
                      ======== ======== ================= ========= ========== =========== ======================
December 31, 2013
-----------------

 Commercial.......... $     -- $     -- $              -- $      -- $    3,856 $     3,856 $                   --
 Agricultural........        5        4                14        23      1,847       1,870                     14
                      -------- -------- ----------------- --------- ---------- ----------- ----------------------
Total Mortgage Loans. $      5 $      4 $              14 $      23 $    5,703 $     5,726 $                   14
                      ======== ======== ================= ========= ========== =========== ======================

   The following table provides information relating to impaired mortgage loans at December 31, 2014 and 2013, respectively.

                            IMPAIRED MORTGAGE LOANS

                                                          UNPAID                   AVERAGE       INTEREST
                                               RECORDED  PRINCIPAL    RELATED      RECORDED       INCOME
                                              INVESTMENT  BALANCE    ALLOWANCE  INVESTMENT/(1)/ RECOGNIZED
                                              ---------- ---------- ----------  --------------  ----------
                                                                     (IN MILLIONS)
DECEMBER 31, 2014:
------------------

With no related allowance recorded:
  Commercial mortgage loans -- other......... $       -- $       -- $       --  $           --  $       --
  Agricultural mortgage loans................         --         --         --              --          --
                                              ---------- ---------- ----------  --------------  ----------
TOTAL........................................ $       -- $       -- $       --  $           --  $       --
                                              ========== ========== ==========  ==============  ==========
With related allowance recorded:
  Commercial mortgage loans -- other......... $      156 $      156 $      (37) $          148  $        2
  Agricultural mortgage loans................         --         --         --              --          --
                                              ---------- ---------- ----------  --------------  ----------
TOTAL........................................ $      156 $      156 $      (37) $          148  $        2
                                              ========== ========== ==========  ==============  ==========

December 31, 2013:
------------------

With no related allowance recorded:
  Commercial mortgage loans -- other......... $       -- $       -- $       --  $           --  $       --
  Agricultural mortgage loans................         --         --         --               1          --
                                              ---------- ---------- ----------  --------------  ----------
Total........................................ $       -- $       -- $       --  $            1  $       --
                                              ========== ========== ==========  ==============  ==========
With related allowance recorded:
  Commercial mortgage loans -- other......... $      135 $      135 $      (42) $          139  $        2
  Agricultural mortgage loans................         --         --         --              --          --
                                              ---------- ---------- ----------  --------------  ----------
Total........................................ $      135 $      135 $      (42) $          139  $        2
                                              ========== ========== ==========  ==============  ==========

  /(1)/Represents a five-quarter average of recorded amortized cost.

   EQUITY REAL ESTATE

   The Insurance Group's investment in equity real estate is through investments in real estate joint ventures.

   EQUITY METHOD INVESTMENTS

   Included in other equity investments are interests in limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,490 million and $1,596 million, respectively, at December 31, 2014 and 2013. Included in equity real estate are interests in real estate joint ventures accounted for under the equity method with a total carrying value of $1 million and $6 million, respectively, at December 31, 2014 and 2013. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $206 million, $206 million and $170 million, respectively, for 2014, 2013 and 2012.

   DERIVATIVES AND OFFSETTING ASSETS AND LIABILITIES

   The Company uses derivatives as part of its overall asset/liability risk management primarily to reduce exposures to equity market and interest rate risks. Derivative hedging strategies are designed to reduce these risks from an economic perspective and are all executed within the framework of a "Derivative Use Plan" approved by the NYSDFS. Operation of these hedging programs is based on models involving numerous estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates, election rates, fund performance, market volatility and interest rates. A wide range of derivative contracts are used in these hedging programs, including exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options, that collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits' exposures attributable to movements in the equity and fixed income markets.

   Derivatives utilized to hedge exposure to Variable Annuities with Guarantee Features

   The Company has issued and continues to offer certain variable annuity products with GMDB, GMIB and GIB features. The Company had previously issued certain variable annuity products with guaranteed withdrawal benefit for life ("GWBL"), guaranteed minimum withdrawal benefit ("GMWB") and guaranteed minimum accumulation benefit ("GMAB") features (collectively, "GWBL and other features"). The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholders' account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in the present value of GMIB benefits, in the event of annuitization, being higher than what accumulated policyholders' account balances would support, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. The risk associated with the GIB and GWBL and other features is that under-performance of the financial markets could result in the GIB and GWBL and other features' benefits being higher than what accumulated policyholders' account balances would support.

   For GMDB, GMIB, GIB and GWBL and other features, the Company retains certain risks including basis, credit spread and some volatility risk and risk associated with actual versus expected assumptions for mortality, lapse and surrender, withdrawal and contractholder election rates, among other things. The derivative contracts are managed to correlate with changes in the value of the GMDB, GMIB, GIB and GWBL and other features that result from financial markets movements. A portion of exposure to realized equity volatility is hedged using equity options and variance swaps and a portion of exposure to credit risk is hedged using total return swaps on fixed income indices. The Company has also purchased reinsurance contracts to mitigate the risks associated with GMDB features and the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company.

   The Company has in place a hedge program to partially protect against declining interest rates with respect to a part of its projected variable annuity sales.

   Derivatives utilized to hedge crediting rate exposure on SCS, SIO, MSO and IUL products/investment options

   The Company hedges crediting rates in the Structured Capital Strategies(R) ("SCS") variable annuity, Structured Investment Option in the EQUI-VEST(R) variable annuity series ("SIO"), Market Stabilizer Option(R) ("MSO") in the variable life insurance products and Indexed Universal Life ("IUL") insurance products. These products permit the contract owner to participate in the performance of an index, ETF or commodity price movement up to a cap for a set period of time. They also contain a protection feature, in which the Company will absorb, up to a certain percentage, the loss of value in an index, ETF or commodity price, which varies by product segment.

   In order to support the returns associated with these features, the Company enters into derivative contracts whose payouts, in combination with fixed income investments, emulate those of the index, ETF or commodity price, subject to caps and buffers.

   Derivatives utilized to hedge risks associated with interest margins on Interest Sensitive Life and Annuity Contracts

   Margins or "spreads" on interest-sensitive life insurance and annuity contracts are affected by interest rate fluctuations as the yield on portfolio investments, primarily fixed maturities, are intended to support required payments under these contracts, including interest rates credited to their policy and contract holders. The Company currently uses interest rate swaptions to reduce the risk associated with minimum guarantees on these interest-sensitive contracts.

   Derivatives utilized to hedge equity market risks associated with the General Account's investments in Separate Accounts

   The Company's General Account investment in Separate Account equity funds exposes the Company to equity market risk which is partially hedged through equity-index futures contracts to minimize such risk.

   Derivatives utilized for General Account Investment Portfolio

   Beginning in the second quarter of 2013, the Company implemented a strategy in its General Account investment portfolio to replicate the credit exposure of fixed maturity securities otherwise permissible under its investment guidelines through the sale of credit default swaps ("CDS"). Under the terms of these swaps, the Company receives quarterly fixed premiums that, together with any initial amount paid or received at trade inception, replicate the credit spread otherwise currently obtainable by purchasing the referenced entity's bonds of similar maturity. These credit derivatives have remaining terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net investment income (loss). The Company manages its credit exposure taking into consideration both cash and derivatives based positions and selects the reference entities in its replicated credit exposures in a manner consistent with its selection of fixed maturities. In addition, the Company has transacted the sale of CDSs exclusively in single name reference entities of investment grade credit quality and with counterparties subject to collateral posting requirements. If there is an event of default by the reference entity or other such credit event as defined under the terms of the swap contract, the Company is obligated to perform under the credit derivative and, at the counterparty's option, either pay the referenced amount of the contract less an auction-determined recovery amount or pay the referenced amount of the contract and receive in return the defaulted or similar security of the reference entity for recovery by sale at the contract settlement auction. To date, there have been no events of default or circumstances indicative of a deterioration in the credit quality of the named referenced entities to require or suggest that the Company will have to perform under these CDSs. The maximum potential amount of future payments the Company could be required to make under these credit derivatives is limited to the par value of the referenced securities which is the dollar-equivalent of the derivative notional amount. The Standard North American CDS Contract ("SNAC") under which the Company executes these CDS sales transactions does not contain recourse provisions for recovery of amounts paid under the credit derivative.

   Periodically, the Company purchases 30-year, Treasury Inflation Protected Securities ("TIPS") as General Account investments, and simultaneously enters into asset swap contracts ("ASW"), to result in payment of the variable principal at maturity and semi-annual coupons of the TIPS to the swap counterparty (pay variable) in return for fixed amounts (receive fixed). These ASWs, when considered in combination with the TIPS, together result in a net position that is intended to replicate a fixed-coupon cash bond with a yield higher than a term-equivalent U.S. Treasury bond.

   In third quarter of 2014, the Company implemented a strategy to hedge a portion of the credit exposure in its General Account investment portfolio by buying protection through a swap. These are swaps on the "super senior tranche" of the investment grade credit default swap index ("CDX index"). Under the terms of these swaps, the Company pays quarterly fixed premiums that, together with any initial amount paid or received at trade inception, serve as premiums paid to hedge the risk arising from multiple defaults of bonds referenced in the CDX index. These credit derivatives have remaining terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net investment income (loss) from derivative instruments.

   The tables below present quantitative disclosures about the Company's derivative instruments, including those embedded in other contracts required to be accounted for as derivative instruments.

                      DERIVATIVE INSTRUMENTS BY CATEGORY
                  AT OR FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                      FAIR VALUE
                                                            ------------------------------
                                                                                           GAINS (LOSSES)
                                                NOTIONAL         ASSET        LIABILITY      REPORTED IN
                                                 AMOUNT       DERIVATIVES    DERIVATIVES   EARNINGS (LOSS)
                                              ------------- --------------- -------------- ---------------
                                                                      (IN MILLIONS)
FREESTANDING DERIVATIVES:
Equity contracts:/(1)/
  Futures.................................... $       5,933 $             1 $            2 $          (522)
  Swaps......................................         1,169              22             15             (88)
  Options....................................         6,896           1,215            742             196
Interest rate contracts:/(1)/
  Floors.....................................         2,100             120             --               9
  Swaps......................................        11,608             605             15           1,507
  Futures....................................        10,647              --             --             459
  Swaptions..................................         4,800              72             --              37
Credit contracts:/(1)/
  Credit default swaps.......................         1,942               9             27               4
Other freestanding contracts:/(1)/
  Foreign currency Contracts.................           149               2             --               3
                                                                                           ---------------
NET INVESTMENT INCOME (LOSS).................                                                        1,605
                                                                                           ---------------

EMBEDDED DERIVATIVES:
GMIB reinsurance contracts...................            --          10,711             --           3,964
GIB and GWBL and other features/(2)/.........            --              --            128            (128)
SCS, SIO, MSO and IUL indexed features/(3)/..            --              --            380            (199)
                                              ------------- --------------- -------------- ---------------

Balances, December 31, 2014.................. $      45,244 $        12,757 $        1,309 $         5,242
                                              ============= =============== ============== ===============

  /(1)/Reported in Other invested assets in the consolidated balance sheets. /(2)/Reported in Future policy benefits and other policyholders' liabilities in the consolidated balance sheets.
  /(3)/SCS and SIO indexed features are reported in Policyholders' account balances; MSO and IUL indexed features are reported in Future policyholders' benefits and other policyholders' liabilities in the consolidated balance sheets.

                      Derivative Instruments by Category
                  At or For the Year Ended December 31, 2013

                                                                   Fair Value
                                                            -------------------------
                                                                                      Gains (Losses)
                                                Notional       Asset      Liability     Reported In
                                                 Amount     Derivatives  Derivatives  Earnings (Loss)
                                              ------------- ------------ ------------ ---------------
                                                                   (In Millions)
Freestanding derivatives:
Equity contracts:/(1)/
  Futures.................................... $       4,935 $         -- $          3 $        (1,434)
  Swaps......................................         1,293           --           51            (316)
  Options....................................         7,506        1,056          593             366
Interest rate contracts:/(1)/
  Floors.....................................         2,400          193           --              (5)
  Swaps......................................         9,823          216          212          (1,010)
  Futures....................................        10,763           --           --            (314)
  Swaptions..................................            --           --           --            (154)
Credit contracts:/(1)/
  Credit default swaps.......................           342           10            1               4
Other freestanding contracts:/(1)/
  Foreign currency contracts.................           112            1            1              (3)
                                                                                      ---------------
Net investment income (loss).................                                                  (2,866)
                                                                                      ---------------

Embedded derivatives:
GMIB reinsurance contracts...................            --        6,746           --          (4,297)
GIB and GWBL and other features/(2)/.........            --           --           --             265
SCS, SIO, MSO and IUL indexed features/(3)/..            --           --          346            (429)
                                              ------------- ------------ ------------ ---------------
Balances, December 31, 2013.................. $      37,174 $      8,222 $      1,207 $        (7,327)
                                              ============= ============ ============ ===============

  /(1)/Reported in Other invested assets in the consolidated balance sheets. /(2)/Reported in Future policy benefits and other policyholders' liabilities in the consolidated balance sheets.
  /(3)/SCS and SIO indexed features are reported in Policyholders' account balances; MSO and IUL indexed features are reported in Future policyholders' benefits and other policyholders' liabilities in the consolidated balance sheets.

   EQUITY-BASED AND TREASURY FUTURES CONTRACTS

   All outstanding equity-based and treasury futures contracts at December 31, 2014 are exchange-traded and net settled daily in cash. At December 31, 2014, the Company had open exchange-traded futures positions on: (i) the S&P 500, Russell 2000, NASDAQ 100 and Emerging Market indices, having initial margin requirements of $229 million, (ii) the 2-year, 5-year and 10-year U.S. Treasury Notes on U.S. Treasury bonds and ultra-long bonds, and on Eurodollars futures, having initial margin requirements of $29 million and
   (iii) the Euro Stoxx, FTSE 100, Topix and European, Australasia, and Far East ("EAFE") indices as well as corresponding currency futures on the Euro/U.S. dollar, Pound/U.S. dollar, and Yen/U.S. dollar, having initial margin requirements of $32 million.

   CREDIT RISK

   Although notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of credit risk. A derivative with positive fair value (a derivative asset) indicates existence of credit risk because the counterparty would owe money to the Company if the contract were closed at the reporting date. Alternatively, a derivative contract with negative fair value (a derivative liability) indicates the Company would owe money to the counterparty if the contract were closed at the reporting date. To reduce credit exposures in OTC derivative transactions the Company generally enters into master agreements that provide for a netting of financial exposures with the counterparty and allow for collateral arrangements as further described below under "ISDA Master Agreements." The Company further controls and minimizes its counterparty exposure through a credit appraisal and approval process.

   ISDA MASTER AGREEMENTS

   NETTING PROVISIONS. The standardized "ISDA Master Agreement" under which the Company conducts its OTC derivative transactions includes provisions for payment netting. In the normal course of business activities, if there is more than one derivative transaction with a single counterparty, the Company will set-off the cash flows of those derivatives into a single amount to be exchanged in settlement of the resulting net payable or receivable with that counterparty. In the event of default, insolvency, or other similar event pre-defined under the ISDA Master Agreement that would result in termination of OTC derivatives transactions before their maturity, netting procedures would be applied to calculate a single net payable or receivable with the counterparty.

   COLLATERAL ARRANGEMENTS. The Company generally has executed a Credit Support Annex ("CSA") under the ISDA Master Agreement it maintains with each of its OTC derivative counterparties that requires both posting and accepting collateral either in the form of cash or high-quality securities, such as U.S. Treasury securities or those issued by government agencies. These CSAs are bilateral agreements that require collateral postings by the party "out-of-the-money" or in a net derivative liability position. Various thresholds for the amount and timing of collateralization of net liability positions are applicable. Consequently, the credit exposure of the Company's OTC derivative contracts is limited to the net positive estimated fair value of those contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to CSAs. Derivatives are recognized at fair value in the consolidated balance sheets and are reported either as assets in Other invested assets or as liabilities in Other liabilities, except for embedded insurance-related derivatives as described above and derivatives transacted with a related counterparty. The Company nets the fair value of all derivative financial instruments with counterparties for which an ISDA Master Agreement and related CSA have been executed.

   At December 31, 2014 and 2013, respectively, the Company held $1,225 million and $607 million in cash and securities collateral delivered by trade counterparties, representing the fair value of the related derivative agreements. This unrestricted cash collateral is reported in Cash and cash equivalents, and the obligation to return it is reported in Other liabilities in the consolidated balance sheets. The aggregate fair value of all collateralized derivative transactions that were in a liability position at December 31, 2014 and 2013, respectively, were $28 million and $42 million, for which the Company posted collateral of $36 million and $35 million at December 31, 2014 and 2013, respectively, in the normal operation of its collateral arrangements. Certain of the Company's ISDA Master Agreements contain contingent provisions that permit the counterparty to terminate the ISDA Master Agreement if the Company's credit rating falls below a specified threshold, however, the occurrence of such credit event would not impose additional collateral requirements.

   SECURITIES REPURCHASE AND REVERSE REPURCHASE TRANSACTIONS

   Securities repurchase and reverse repurchase transactions are conducted by the Company under a standardized securities industry master agreement, amended to suit the specificities of each respective counterparty. These agreements generally provide detail as to the nature of the transaction, including provisions for payment netting, establish parameters concerning the ownership and custody of the collateral securities, including the right to substitute collateral during the term of the agreement, and provide for remedies in the event of default by either party. Amounts due to/from the same counterparty under these arrangements generally would be netted in the event of default and subject to rights of set-off in bankruptcy. The Company's securities repurchase and reverse repurchase agreements are accounted for as secured borrowing or lending arrangements and are reported in the consolidated balance sheets on a gross basis as Broker-dealer related payables or receivables. The Company obtains or posts collateral generally in the form of cash, U.S. Treasury, or U.S. government and government agency securities in an amount equal to 102%-105% of the fair value of the securities to be repurchased or resold and monitors their market values on a daily basis with additional collateral posted or obtained as necessary. Securities to be repurchased or resold are the same, or substantially the same, as those initially transacted under the arrangement. At December 31, 2014, the balance outstanding under securities repurchase and reverse repurchase transaction was $950 million. The Company utilized the funds received from these repurchase agreements to extend the duration of the assets within General Account investment portfolio. For other instruments used to extend the duration of the General Account investment portfolio see "Policyholders' Account Balances and Future Policy Benefits" included in
   Note 2.

   The following table presents information about the Insurance Segment's offsetting of financial assets and liabilities and derivative instruments at December 31, 2014.

   OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES AND DERIVATIVE INSTRUMENTS
                             AT DECEMBER 31, 2014

                                                               GROSS
                                                 GROSS        AMOUNTS       NET AMOUNTS
                                                AMOUNTS    OFFSET IN THE  PRESENTED IN THE
                                               RECOGNIZED  BALANCE SHEETS  BALANCE SHEETS
                                              ------------ -------------- ----------------
                                                              (IN MILLIONS)
ASSETS/(1)/
DESCRIPTION
Derivatives:
Equity contracts............................. $      1,236 $          753 $            483
Interest rate contracts......................          755             12              743
Credit contracts.............................            7             27              (20)
                                              ------------ -------------- ----------------
  Total Derivatives, subject to an ISDA
   Master Agreement..........................        1,998            792            1,206
Total Derivatives, not subject to an ISDA
  Master Agreement...........................           40             --               40
                                              ------------ -------------- ----------------
  Total Derivatives..........................        2,038            792            1,246
Other financial instruments..................          732             --              732
                                              ------------ -------------- ----------------
  Other invested assets...................... $      2,770 $          792 $          1,978
                                              ============ ============== ================
LIABILITIES/(2)/
DESCRIPTION
Derivatives:
Equity contracts............................. $        753 $          753 $             --
Interest rate contracts......................           12             12               --
Credit contracts.............................           27             27               --
                                              ------------ -------------- ----------------
  Total Derivatives, subject to an ISDA
   Master Agreement..........................          792            792               --
Total Derivatives, not subject to an ISDA
  Master Agreement...........................           --             --               --
                                              ------------ -------------- ----------------
  Total Derivatives..........................          792            792               --
Other financial liabilities..................        2,939             --            2,939
                                              ------------ -------------- ----------------
  Other liabilities.......................... $      3,731 $          792 $          2,939
                                              ============ ============== ================
Repurchase agreements........................          950             --              950
Other broker-dealer related payables.........          551             --              551
                                              ------------ -------------- ----------------
  Broker-dealer related payables............. $      1,501 $           -- $          1,501
                                              ============ ============== ================

  /(1)/Excludes Investment Management segment's $8 million net derivative assets and $158 million of securities borrowed.
  /(2)/Excludes Investment Management segment's $9 million net derivative liability and $34 million of securities loaned.

   The following table presents information about the Insurance segment's gross collateral amounts that are not offset in the consolidated balance sheets at December 31, 2014.

    GROSS COLLATERAL AMOUNTS NOT OFFSET IN THE CONSOLIDATED BALANCE SHEETS
                             AT DECEMBER 31, 2014

                                                                  COLLATERAL (RECEIVED)/HELD
                                                NET AMOUNTS     -----------------------------
                                              PRESENTED IN THE     FINANCIAL                        NET
                                               BALANCE SHEETS     INSTRUMENTS        CASH         AMOUNTS
                                              ----------------- --------------  -------------  --------------

                                                                       (IN MILLIONS)
ASSETS
Counterparty A............................... $              62 $           --  $         (62) $           --
Counterparty B...............................               102             --            (95)              7
Counterparty C...............................               111             --           (110)              1
Counterparty D...............................               228             --           (224)              4
Counterparty E...............................                60             --            (59)              1
Counterparty F...............................                63             --            (60)              3
Counterparty G...............................               145           (145)            --              --
Counterparty H...............................                31            (31)            --              --
Counterparty I...............................               136             --           (134)              2
Counterparty J...............................                28             --            (22)              6
Counterparty K...............................                44             --            (44)             --
Counterparty L...............................               113           (113)            --              --
Counterparty M...............................                76             --            (68)              8
Counterparty N...............................                40             --             --              40
Counterparty Q...............................                 4             --             (4)             --
Counterparty T...............................                 3             --             (3)             --
                                              ----------------- --------------  -------------  --------------
  Total Derivatives.......................... $           1,246 $         (289) $        (885) $           72
Other financial instruments..................               732             --             --             732
                                              ----------------- --------------  -------------  --------------
  OTHER INVESTED ASSETS...................... $           1,978 $         (289) $        (885) $          804
                                              ================= ==============  =============  ==============

LIABILITIES
Counterparty D............................... $             450 $         (450) $          --  $           --
Counterparty C...............................               500           (500)            --              --
Other Broker-dealer related payables.........               551             --             --             551
                                              ----------------- --------------  -------------  --------------
  BROKER-DEALER RELATED PAYABLES............. $           1,501 $         (950) $          --  $          551
                                              ================= ==============  =============  ==============

   The following table presents information about the Insurance segment's offsetting of financial assets and liabilities and derivative instruments at December 31, 2013.

   Offsetting of Financial Assets and Liabilities and Derivative Instruments
                             At December 31, 2013

                                                                 Gross
                                                  Gross         Amounts       Net Amounts
                                                 Amounts     Offset in the  Presented in the
                                                Recognized   Balance Sheets  Balance Sheets
                                              -------------- -------------- ----------------
                                                              (In Millions)
ASSETS/(1)/
Description
Derivatives:
Equity contracts............................. $        1,056 $          642 $            414
Interest rate contracts......................            344            211              133
Credit contracts.............................              9             --                9
  Total Derivatives, subject to an ISDA
   Master Agreement..........................          1,409            853              556
Total Derivatives, not subject to an ISDA
  Master Agreement...........................             64             --               64
                                              -------------- -------------- ----------------
  Total Derivatives..........................          1,473            853              620
Other financial instruments..................            733             --              733
                                              -------------- -------------- ----------------
  Other invested assets...................... $        2,206 $          853 $          1,353
                                              ============== ============== ================
LIABILITIES/(2)/
Description
Derivatives:
Equity contracts............................. $          642 $          642 $             --
Interest rate contracts......................            211            211               --
  Total Derivatives, subject to an ISDA
   Master Agreement..........................            853            853               --
Total Derivatives, not subject to an ISDA
  Master Agreement...........................             --             --               --
                                              -------------- -------------- ----------------
  Total Derivatives..........................            853            853               --
Other financial liabilities..................          2,653             --            2,653
                                              -------------- -------------- ----------------
  Other liabilities.......................... $        3,506 $          853 $          2,653
                                              ============== ============== ================

  /(1)/Excludes Investment Management segment's $3 million net derivative assets and $84 million of securities borrowed.
  /(2)/Excludes Investment Management segment's $8 million net derivative liability and $65 million of securities loaned.

   The following table presents information about the Insurance segment's gross collateral amounts that are not offset in the consolidated balance sheets at December 31, 2013.

    Gross Collateral Amounts Not Offset in the Consolidated Balance Sheets
                             At December 31, 2013

                                                                         Collateral (Received)/Held
                                                    Net Amounts         ----------------------------
                                              Presented in the Balance    Financial                        Net
                                                       Sheets            Instruments        Cash         Amounts
                                              ------------------------  -------------  -------------  --------------
                                                                          (In Millions)
Counterparty A............................... $                     46  $          --  $         (46) $           --
Counterparty B...............................                       17             --            (17)             --
Counterparty C...............................                       28             --            (28)             --
Counterparty D...............................                      175             --           (175)             --
Counterparty E...............................                       47             --            (47)             --
Counterparty F...............................                      (28)            --             28              --
Counterparty G...............................                      134           (134)            --              --
Counterparty H...............................                        4             --             (4)             --
Counterparty I...............................                       (2)            --              2              --
Counterparty J...............................                      (12)            --             12              --
Counterparty K...............................                       41             --            (38)              3
Counterparty L...............................                       72             --            (69)              3
Counterparty M...............................                       30             --            (30)             --
Counterparty N...............................                       64             --             --              64
Counterparty Q...............................                        4             --             (4)             --
                                              ------------------------  -------------  -------------  --------------
  Total Derivatives.......................... $                    620  $        (134) $        (416) $           70
Other financial instruments..................                      733             --             --             733
                                              ------------------------  -------------  -------------  --------------
  Other invested assets...................... $                  1,353  $        (134) $        (416) $          803
                                              ========================  =============  =============  ==============

   NET INVESTMENT INCOME (LOSS)

   The following table breaks out Net investment income (loss) by asset category:

                                                          2014        2013        2012
                                                       ----------  ----------  ----------
                                                                  (IN MILLIONS)

Fixed maturities...................................... $    1,431  $    1,462  $    1,529
Mortgage loans on real estate.........................        306         284         264
Equity real estate....................................          1           1          14
Other equity investments..............................        202         234         189
Policy loans..........................................        216         219         226
Short-term investments................................          1           1          15
Derivative investments................................      1,605      (2,866)       (978)
Broker-dealer related receivables.....................         15          14          14
Trading securities....................................         61          48          85
Other investment income...............................         32          34          33
                                                       ----------  ----------  ----------
Gross investment income (loss)........................      3,870        (569)      1,391
Investment expenses...................................        (53)        (57)        (50)
Interest expense......................................         (2)         (3)         (3)
                                                       ----------  ----------  ----------
Net Investment Income (Loss).......................... $    3,815  $     (629) $    1,338
                                                       ==========  ==========  ==========

   For 2014, 2013 and 2012, respectively, Net investment income (loss) from derivatives included $899 million, $(2,829) million and $(232) million of realized gains (losses) on contracts closed during those periods and $706 million, $(37) million and $(746) million of unrealized gains (losses) on derivative positions at each respective year end.

   INVESTMENT GAINS (LOSSES), NET

   Investment gains (losses), net including changes in the valuation allowances and OTTI are as follows:

                                                          2014        2013        2012
                                                       ----------  ----------  ----------
                                                                  (IN MILLIONS)

Fixed maturities...................................... $      (54) $      (75) $      (89)
Mortgage loans on real estate.........................         (3)         (7)         (7)
Other equity investments..............................         (2)        (17)        (13)
Other.................................................          1          --          12
                                                       ----------  ----------  ----------
Investment Gains (Losses), Net........................ $      (58) $      (99) $      (97)
                                                       ==========  ==========  ==========

   For 2014, 2013 and 2012, respectively, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances totaled $5 million, $8 million and $6 million.

4) GOODWILL AND OTHER INTANGIBLE ASSETS

   The carrying value of goodwill related to AllianceBernstein totaled $3,562 million and $3,504 million at December 31, 2014 and 2013, respectively. The Company annually tests this goodwill for recoverability at December 31, first by comparing the fair value of its investment in AllianceBernstein, the reporting unit, to its carrying value and further by measuring the amount of impairment loss only if the result indicates a potential impairment. The Company also assesses this goodwill for recoverability at each interim reporting period in consideration of facts and circumstances that may indicate a shortfall of the fair value of its investment in AllianceBernstein as compared to its carrying value and thereby require re-performance of its annual impairment testing.

   The Company primarily uses a discounted cash flow valuation technique to measure the fair value of its investment in AllianceBernstein for purpose of goodwill impairment testing. The cash flows used in this technique are sourced from AllianceBernstein's current business plan and projected thereafter over the estimated life of the goodwill asset by applying an annual growth rate assumption. The present value amount that results from discounting these expected cash flows is then adjusted to reflect the noncontrolling interest in AllianceBernstein as well as taxes incurred at the Company level in order to determine the fair value of its investment in AllianceBernstein. At December 31, 2014 and 2013, the Company determined that goodwill was not impaired as the fair value of its investment in AllianceBernstein exceeded its carrying value at each respective date. Similarly, no impairments resulted from the Company's interim assessments of goodwill recoverability during the periods then ended.

   The gross carrying amount of AllianceBernstein related intangible assets was $610 million and $583 million at December 31, 2014 and 2013, respectively and the accumulated amortization of these intangible assets was $411 million and $384 million at December 31, 2014 and 2013, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $27 million, $24 million and $24 million for 2014, 2013 and 2012, respectively, and estimated amortization expense for each of the next five years is expected to be approximately $28 million.

   At December 31, 2014 and 2013, respectively, net deferred sales commissions totaled $118 million and $71 million and are included within the Investment Management segment's Other assets. The estimated amortization expense of deferred sales commissions, based on the December 31, 2014 net asset balance for each of the next five years is $43 million, $35 million, $27 million, $13 million and $0 million. AllianceBernstein tests the deferred sales commission asset for impairment quarterly by comparing undiscounted future cash flows to the recorded value, net of accumulated amortization. Each quarter, significant assumptions used to estimate the future cash flows are updated to reflect management's consideration of current market conditions on expectations made with respect to future market levels and redemption rates. As of December 31, 2014, AllianceBernstein determined that the deferred sales commission asset was not impaired.

   On June 20, 2014, AllianceBernstein acquired an approximate 82% ownership interest in CPH Capital Fondsmaeglerselskab A/S ("CPH"), a Danish asset management firm that managed approximately $3,000 million in global core equity assets for institutional investors, for a cash payment of $64 million and a contingent consideration payable of $9 million. The excess of the purchase price over the fair value of identifiable assets acquired resulted in the recognition of $58 million of goodwill. AllianceBernstein recorded $24 million of definite-lived intangible assets relating to separately-managed account relationships and $4 million of indefinite-lived intangible assets relating to an acquired fund's investment contract. AllianceBernstein also recorded redeemable non-controlling interest of $17 million relating to the fair value of the portion of CPH AllianceBernstein does not own.

   On December 12, 2013, AllianceBernstein acquired W.P. Stewart & Co., Ltd. ("WPS"), an equity investment manager that, as of December 31, 2013, managed approximately $2,000 million in U.S., Global and EAFE concentrated growth equity strategies for clients, primarily in the U.S. and Europe. On the acquisition date, AllianceBernstein made a cash payment of $12 per share for the approximate 4.9 million WPS shares outstanding and issued to WPS shareholders transferable Contingent Value Rights ("CVRs") entitling the holders to an additional $4 per share if the assets under management in the acquired WPS investment services reach $5,000 million on or before the third anniversary of the acquisition date. The excess of the purchase price over the fair value of identifiable assets acquired resulted in the recognition of $32 million of goodwill. AllianceBernstein also recorded $8 million of indefinite-lived intangible assets relating to the acquired fund's investment contracts and $14 million of definite-lived intangible assets relating to separately managed account relationships. As of the acquisition date, AllianceBernstein recorded a contingent consideration payable of $17 million in regard to the CVRs.

   Capitalized Software

   Capitalized software, net of accumulated amortization, amounted to $163 million and $163 million at December 31, 2014 and 2013, respectively. Amortization of capitalized software in 2014, 2013 and 2012 were $50 million, $119 million (including $45 million of accelerated amortization) and $77 million, respectively.

5) CLOSED BLOCK

   Summarized financial information for the AXA Equitable Closed Block is as follows:

                                                                                     DECEMBER 31,
                                                                              ---------------------------
                                                                                  2014          2013
                                                                              ------------ --------------
                                                                                     (IN MILLIONS)
CLOSED BLOCK LIABILITIES:
Future policy benefits, policyholders' account balances and other............ $      7,537 $        7,716
Policyholder dividend obligation.............................................          201            128
Other liabilities............................................................          117            144
                                                                              ------------ --------------
Total Closed Block liabilities............................................... $      7,855 $        7,988
                                                                              ------------ --------------
ASSETS DESIGNATED TO THE CLOSED BLOCK:
Fixed maturities, available for sale, at fair value (amortized cost of $4,829
   and $4,987)............................................................... $      5,143 $        5,232
Mortgage loans on real estate................................................        1,407          1,343
Policy loans.................................................................          912            949
Cash and other invested assets...............................................           14             48
Other assets.................................................................          176            186
                                                                              ------------ --------------
Total assets designated to the Closed Block..................................        7,652          7,758
                                                                              ------------ --------------
Excess of Closed Block liabilities over assets designated to the
  Closed Block...............................................................          203            230
Amounts included in accumulated other comprehensive
  income (loss):
  Net unrealized investment gains (losses), net of deferred
   income tax (expense) benefit of $(43) and $(45) and
   policyholder dividend obligation of $(201) and $(128).....................           80             83
                                                                              ------------ --------------
Maximum Future Earnings To Be Recognized From Closed Block
  Assets and Liabilities..................................................... $        283 $          313
                                                                              ============ ==============

   AXA Equitable's Closed Block revenues and expenses follow:

                                                                2014        2013        2012
                                                             ----------  ----------  ----------
                                                                        (IN MILLIONS)
REVENUES:
Premiums and other income................................... $      273  $      286  $      316
Investment income (loss)....................................        378         402         420
Net investment gains (losses)...............................         (4)        (11)         (9)
                                                             ----------  ----------  ----------
Total revenues..............................................        647         677         727
                                                             ----------  ----------  ----------

BENEFITS AND OTHER DEDUCTIONS:
Policyholders' benefits and dividends.......................        597         637         724
Other operating costs and expenses..........................          4           1          --
                                                             ----------  ----------  ----------
Total benefits and other deductions.........................        601         638         724
                                                             ----------  ----------  ----------
Net revenues, before income taxes...........................         46          39           3
Income tax (expense) benefit................................        (16)        (14)         (1)
                                                             ----------  ----------  ----------
Net Revenues (Losses)....................................... $       30  $       25  $        2
                                                             ==========  ==========  ==========

   A reconciliation of AXA Equitable's policyholder dividend obligation follows:

                                                             DECEMBER 31,
                                                        ---------------------
                                                           2014       2013
                                                        ---------- ----------
                                                            (IN MILLIONS)

Balances, beginning of year............................ $      128 $      373
Unrealized investment gains (losses)...................         73       (245)
                                                        ---------- ----------
Balances, End of year.................................. $      201 $      128
                                                        ========== ==========

6) CONTRACTHOLDER BONUS INTEREST CREDITS

   Changes in the deferred asset for contractholder bonus interest credits are as follows:

                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                     2014        2013
                                                                  ----------  ----------
                                                                       (IN MILLIONS)

Balance, beginning of year....................................... $      518  $      621
Contractholder bonus interest
   credits deferred..............................................         15          18
Amortization charged to income...................................       (150)       (121)
                                                                  ----------  ----------
Balance, End of Year............................................. $      383  $      518
                                                                  ==========  ==========

7) FAIR VALUE DISCLOSURES

   Assets and liabilities measured at fair value on a recurring basis are summarized below. Fair value measurements also are required on a non-recurring basis for certain assets, including goodwill, mortgage loans on real estate, equity real estate held for production of income, and equity real estate held for sale, only when an OTTI or other event occurs. When such fair value measurements are recorded, they must be classified and disclosed within the fair value hierarchy. At December 31, 2014 and 2013, no assets were required to be measured at fair value on a non-recurring basis.

                 FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2014

                                                   LEVEL 1        LEVEL 2        LEVEL 3        TOTAL
                                               --------------  -------------  ------------- ------------
                                                                     (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities, available-for-sale:
   Corporate.................................. $           --  $      21,840  $         380 $     22,220
   U.S. Treasury, government and agency.......             --          7,331             --        7,331
   States and political subdivisions..........             --            472             47          519
   Foreign governments........................             --            446             --          446
   Commercial mortgage-backed.................             --             20            715          735
   Residential mortgage-backed/(1)/...........             --            793              2          795
   Asset-backed/(2)/..........................             --             46             53           99
   Redeemable preferred stock.................            254            635             --          889
                                               --------------  -------------  ------------- ------------
     Subtotal.................................            254         31,583          1,197       33,034
                                               --------------  -------------  ------------- ------------
  Other equity investments....................            217             --             61          278
  Trading securities..........................            710          4,433             --        5,143
  Other invested assets:
   Short-term investments.....................             --            103             --          103
   Swaps......................................             --            597             --          597
   Credit Default Swaps.......................             --            (18)            --          (18)
   Futures....................................             (2)            --             --           (2)
   Options....................................             --            473             --          473
   Floors.....................................             --            120             --          120
   Currency Contracts.........................             --              1             --            1
   Swaptions..................................             --             72             --           72
                                               --------------  -------------  ------------- ------------
     Subtotal.................................             (2)         1,348             --        1,346
                                               --------------  -------------  ------------- ------------
Cash equivalents..............................          2,725             --             --        2,725
Segregated securities.........................             --            476             --          476
GMIB reinsurance contracts....................             --             --         10,711       10,711
Separate Accounts' assets.....................        107,539          3,072            260      110,871
                                               --------------  -------------  ------------- ------------
   Total Assets............................... $      111,443  $      40,912  $      12,229 $    164,584
                                               ==============  =============  ============= ============

                 FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2014

                                                 LEVEL 1      LEVEL 2      LEVEL 3       TOTAL
                                              ------------- ------------ ------------ ------------
                                                                 (IN MILLIONS)
LIABILITIES
GWBL and other features' liability........... $          -- $         -- $        128 $        128
SCS, SIO, MSO and IUL indexed
   features' liability.......................            --          380           --          380
                                              ------------- ------------ ------------ ------------
   Total Liabilities......................... $          -- $        380 $        128 $        508
                                              ============= ============ ============ ============

  /(1)/Includes publicly traded agency pass-through securities and collateralized obligations.
  /(2)/Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

                 Fair Value Measurements at December 31, 2013

                                                 Level 1    Level 2   Level 3     Total
                                               ----------  ---------  -------- ----------
                                                              (In Millions)
Assets
Investments:
  Fixed maturities, available-for-sale:
   Corporate.................................. $       --  $  22,400  $    291 $   22,691
   U.S. Treasury, government and agency.......         --      3,129        --      3,129
   States and political subdivisions..........         --        431        46        477
   Foreign governments........................         --        433        --        433
   Commercial mortgage-backed.................         --         16       700        716
   Residential mortgage-backed/(1)/...........         --        943         4        947
   Asset-backed/(2)/..........................         --         56        83        139
   Redeemable preferred stock.................        216        656        15        887
                                               ----------  ---------  -------- ----------
     Subtotal.................................        216     28,064     1,139     29,419
                                               ----------  ---------  -------- ----------
  Other equity investments....................        233          9        52        294
  Trading securities..........................        529      3,692        --      4,221
  Other invested assets:
   Short-term investments.....................         --         99        --         99
   Swaps......................................         --        (45)       --        (45)
   Credit Default Swaps.......................         --          9        --          9
   Futures....................................         (2)        --        --         (2)
   Options....................................         --        463        --        463
   Floors.....................................         --        193        --        193
                                               ----------  ---------  -------- ----------
     Subtotal.................................         (2)       719        --        717
                                               ----------  ---------  -------- ----------
Cash equivalents..............................      1,310         --        --      1,310
Segregated securities.........................         --        981        --        981
GMIB reinsurance contracts....................         --         --     6,747      6,747
Separate Accounts' assets.....................    105,579      2,948       237    108,764
                                               ----------  ---------  -------- ----------
   Total Assets............................... $  107,865  $  36,413  $  8,175 $  152,453
                                               ==========  =========  ======== ==========

Liabilities
GWBL and other features' liability............ $       --  $      --  $     -- $       --
SCS, SIO, MSO and IUL indexed
   features' liability........................         --        346        --        346
                                               ----------  ---------  -------- ----------
   Total Liabilities.......................... $       --  $     346  $     -- $      346
                                               ==========  =========  ======== ==========

  /(1)/Includes publicly traded agency pass-through securities and collateralized obligations.
  /(2)/Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

   At December 31, 2014 and 2013, respectively, the fair value of public fixed maturities is approximately $24,779 million and $21,671 million or approximately 16.2% and 15.0% of the Company's total assets measured at fair value on a recurring basis (excluding GMIB reinsurance contracts and segregated securities measured at fair value on a recurring basis). The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent valuation service providers and for which the Company maintains a vendor hierarchy by asset type based on historical pricing experience and vendor expertise. Although each security generally is priced by multiple independent valuation service providers, the Company ultimately uses the price received from the independent valuation service provider highest in the vendor hierarchy based on the respective asset type, with limited exception. To validate reasonableness, prices also are internally reviewed by those with relevant expertise through comparison with directly observed recent market trades. Consistent with the fair value hierarchy, public fixed maturity securities validated in this manner generally are reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If, as a result, it is determined that the independent valuation service provider is able to reprice the security in a manner agreed as more consistent with current market observations, the security remains within Level 2. Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company's own assumptions about market-participant inputs would be used in pricing the security.

   At December 31, 2014 and 2013, respectively, the fair value of private fixed maturities is approximately $8,255 million and $7,748 million or approximately 5.4% and 5.4% of the Company's total assets measured at fair value on a recurring basis. The fair values of the Company's private fixed maturities are determined from prices obtained from independent valuation service providers. Prices not obtained from an independent valuation service provider are determined by using a discounted cash flow model or a market comparable company valuation technique. In certain cases, these models use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model or a market comparable company valuation technique may also incorporate unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are significant to the fair value measurement of a security, a Level 3 classification generally is made.

   As disclosed in Note 3, at December 31, 2014 and 2013, respectively, the net fair value of freestanding derivative positions is approximately $1,243 million and $617 million or approximately 92.3% and 86.1% of Other invested assets measured at fair value on a recurring basis. The fair values of the Company's derivative positions are generally based on prices obtained either from independent valuation service providers or derived by applying market inputs from recognized vendors into industry standard pricing models. The majority of these derivative contracts are traded in the Over-The-Counter ("OTC") derivative market and are classified in Level 2. The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that require use of the contractual terms of the derivative instruments and multiple market inputs, including interest rates, prices, and indices to generate continuous yield or pricing curves, including overnight index swap ("OIS") curves, and volatility factors, which then are applied to value the positions. The predominance of market inputs is actively quoted and can be validated through external sources or reliably interpolated if less observable. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If as a result it is determined that the independent valuation service provider is able to reprice the derivative instrument in a manner agreed as more consistent with current market observations, the position remains within Level 2. Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company's own assumptions about market-participant inputs would be used in pricing the security.

   The credit risk of the counterparty and of the Company are considered in determining the fair values of all OTC derivative asset and liability positions, respectively, after taking into account the effects of master netting agreements and collateral arrangements. Each reporting period, the Company values its derivative positions using the standard swap curve and evaluates whether to adjust the embedded credit spread to reflect changes in counterparty or its own credit standing. As a result, the Company reduced the fair value of its OTC derivative asset exposures by $0.1 million and $0.4 million at December 31, 2014 and 2013, respectively, to recognize incremental counterparty non-performance risk. The unadjusted swap curve was determined to be reflective of the non-performance risk of the Company for purpose of determining the fair value of its OTC liability positions at December 31, 2014.

   At December 31, 2014 and 2013, respectively, investments classified as Level 1 comprise approximately 72.7% and 74.5% of assets measured at fair value on a recurring basis and primarily include redeemable preferred stock, trading securities, cash equivalents and Separate Accounts assets. Fair value measurements classified as Level 1 include exchange-traded prices of fixed maturities, equity securities and derivative contracts, and net asset values for transacting subscriptions and redemptions of mutual fund shares held by Separate Accounts. Cash equivalents classified as Level 1 include money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less, and are carried at cost as a proxy for fair value measurement due to their short-term nature.

   At December 31, 2014 and 2013, respectively, investments classified as Level 2 comprise approximately 26.4% and 24.5% of assets measured at fair value on a recurring basis and primarily include U.S. government and agency securities and certain corporate debt securities, such as public and private fixed maturities. As market quotes generally are not readily available or accessible for these securities, their fair value measures are determined utilizing relevant information generated by market transactions involving comparable securities and often are based on model pricing techniques that effectively discount prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. Segregated securities classified as Level 2 are U.S. Treasury Bills segregated by AllianceBernstein in a special reserve bank custody account for the exclusive benefit of brokerage customers, as required by Rule 15c3-3 of the Exchange Act and for which fair values are based on quoted yields in secondary markets.

   Observable inputs generally used to measure the fair value of securities classified as Level 2 include benchmark yields, reported secondary trades, issuer spreads, benchmark securities and other reference data. Additional observable inputs are used when available, and as may be appropriate, for certain security types, such as prepayment, default, and collateral information for the purpose of measuring the fair value of mortgage- and asset-backed securities. At December 31, 2014 and 2013, respectively, approximately $821 million and $970 million of AAA-rated mortgage- and asset-backed securities are classified as Level 2 for which the observability of market inputs to their pricing models is supported by sufficient, albeit more recently contracted, market activity in these sectors.

   The Company's SCS and EQUI-VEST variable annuity products, the IUL product, and in the MSO fund available in some life contracts offer investment options which permit the contract owner to participate in the performance of an index, ETF or commodity price. These investment options, which depending on the product and on the index selected can currently have 1, 3, or 5 year terms, provide for participation in the performance of specified indices, ETFs or commodity price movement up to a segment-specific declared maximum rate. Under certain conditions that vary by product, e.g. holding these segments for the full term, these segments also shield policyholders from some or all negative investment performance associated with these indices, ETFs or commodity prices. These investment options have defined formulaic liability amounts, and the current values of the option component of these segment reserves are accounted for as Level 2 embedded derivatives. The fair values of these embedded derivatives are based on prices obtained from independent valuation service providers.

   At December 31, 2014 and 2013, respectively, investments classified as Level 3 comprise approximately 1.0% and 1.0% of assets measured at fair value on a recurring basis and primarily include commercial mortgage-backed securities ("CMBS") and corporate debt securities, such as private fixed maturities. Determinations to classify fair value measures within Level 3 of the valuation hierarchy generally are based upon the significance of the unobservable factors to the overall fair value measurement. Included in the Level 3 classification at December 31, 2014 and 2013, respectively, were approximately $135 million and $150 million of fixed maturities with indicative pricing obtained from brokers that otherwise could not be corroborated to market observable data. The Company applies various due-diligence procedures, as considered appropriate, to validate these non-binding broker quotes for reasonableness, based on its understanding of the markets, including use of internally-developed assumptions about inputs a market participant would use to price the security. In addition, approximately $770 million and $787 million of mortgage- and asset-backed securities, including CMBS, are classified as Level 3 at December 31, 2014 and 2013, respectively. The Company utilizes prices obtained from an independent valuation service vendor to measure fair value of CMBS securities.

   The Company also issues certain benefits on its variable annuity products that are accounted for as derivatives and are also considered Level 3. The GMWB feature allows the policyholder to withdraw at minimum, over the life of the contract, an amount based on the contract's benefit base. The GWBL feature allows the policyholder to withdraw, each year for the life of the contract, a specified annual percentage of an amount based on the contract's benefit base. The GMAB feature increases the contract account value at the end of a specified period to a GMAB base. The GIB feature provides a lifetime annuity based on predetermined annuity purchase rates if and when the contract account value is depleted. This lifetime annuity is based on predetermined annuity purchase rates applied to a GIB base.

   Level 3 also includes the GMIB reinsurance contract asset which is accounted for as derivative contracts. The GMIB reinsurance contract asset's fair value reflects the present value of reinsurance premiums and recoveries and risk margins over a range of market consistent economic scenarios while the GIB and GWBL and other features related liability reflects the present value of expected future payments (benefits) less fees, adjusted for risk margins, attributable to the GIB and GWBL and other features over a range of market-consistent economic scenarios. The valuations of both the GMIB reinsurance contract asset and GIB and GWBL and other features' liability incorporate significant non-observable assumptions related to policyholder behavior, risk margins and projections of equity Separate Account funds. The credit risks of the counterparty and of the Company are considered in determining the fair values of its GMIB reinsurance contract asset and GIB and GWBL and other features' liability positions, respectively, after taking into account the effects of collateral arrangements. Incremental adjustment to the swap curve, adjusted for non-performance risk, is made to the resulting fair values of the GMIB reinsurance contract asset to reflect change in the claims-paying ratings of counterparties to the reinsurance treaties. After giving consideration to collateral arrangements, the Company reduced the fair value of its GMIB reinsurance contract asset by $147 million and $133 million at December 31, 2014 and 2013, respectively, to recognize incremental counterparty non-performance risk. The unadjusted swap curve was determined to reflect a level of general swap market counterparty risk; therefore, no adjustment was made for purpose of determining the fair value of the GIB and GWBL and other features' liability embedded derivative at December 31, 2014. Equity and fixed income volatilities were modeled to reflect the current market volatility.

   In second quarter 2014, the Company refined the fair value calculation of the GMIB reinsurance contract asset and GWBL, GIB and GMAB liabilities, utilizing scenarios that explicitly reflect risk free bond and equity components separately (previously aggregated and including counterparty risk premium embedded in swap rates) and stochastic interest rates for projecting and discounting cash flows (previously a single yield curve). The net impacts of these refinements were a $510 million increase to the GMIB reinsurance contract asset and a $37 million increase in the GWBL, GIB and GMAB liability which are reported in the Company's consolidated statements of Earnings (Loss) as Increase (decrease) in the fair value of the reinsurance contract asset and Policyholders' benefits, respectively.

   In 2014, AFS fixed maturities with fair values of $82 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $15 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately 0.5% of total equity at December 31, 2014.

   In 2013, AFS fixed maturities with fair values of $37 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $20 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately 0.4% of total equity at December 31, 2013. One of the Company's private securities went public and as a result, $20 million was transferred from a Level 3 classification to a Level 1 classification. In 2013, $9 million was transferred from a Level 3 classification to a Level 2 classification due to merger of one of the private securities with a public company that had a trading restriction period at December 31, 2013.

   The table below presents a reconciliation for all Level 3 assets and liabilities at December 31, 2014 and 2013, respectively.

                              LEVEL 3 INSTRUMENTS
                            FAIR VALUE MEASUREMENTS

                                                           STATE AND
                                                           POLITICAL             COMMERCIAL  RESIDENTIAL
                                                             SUB-      FOREIGN   MORTGAGE-    MORTGAGE-    ASSET-
                                                CORPORATE  DIVISIONS    GOVTS      BACKED      BACKED      BACKED
                                                ---------  ---------  --------  -----------  -----------  --------

                                                                           (IN MILLIONS)
BALANCE, JANUARY 1, 2014....................... $     291  $      46  $     --  $       700  $         4  $     83
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Net investment income (loss)..............         2         --        --            2           --        --
     Investment gains (losses), net............         3         --        --          (89)          --        --
                                                ---------  ---------  --------  -----------  -----------  --------
       Subtotal................................         5         --        --          (87)          --        --
                                                ---------  ---------  --------  -----------  -----------  --------
   Other comprehensive income (loss)...........         6          2        --          135           --         7
Purchases......................................       162         --        --           --           --        --
Sales..........................................      (30)        (1)        --         (20)          (2)      (37)
Transfers into Level 3/(1)/....................        15         --        --           --           --        --
Transfers out of Level 3/(1)/..................      (69)         --        --         (13)           --        --
                                                ---------  ---------  --------  -----------  -----------  --------
BALANCE, DECEMBER 31, 2014..................... $     380  $      47  $     --  $       715  $         2  $     53
                                                =========  =========  ========  ===========  ===========  ========

BALANCE, JANUARY 1, 2013....................... $     355  $      50  $     19  $       900  $         9  $    113
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Net investment income (loss)..............         2         --        --           --           --        --
     Investment gains (losses), net............         5         --        --          (68)          --        --
                                                ---------  ---------  --------  -----------  -----------  --------
       Subtotal................................ $       7  $      --  $     --  $       (68) $        --  $     --
                                                ---------  ---------  --------  -----------  -----------  --------
   Other comprehensive income (loss)...........        (1)        (3)       (2)          13           (1)        3
Purchases......................................        70         --        --           31           --        --
Sales..........................................      (150)        (1)      (17)        (160)          (4)      (22)
Transfers into Level 3/(1)/....................        20         --        --           --           --        --
Transfers out of Level 3/(1)/..................       (10)        --        --          (16)          --       (11)
                                                ---------  ---------  --------  -----------  -----------  --------
BALANCE, DECEMBER 31, 2013..................... $     291  $      46  $     --  $       700  $         4  $     83
                                                =========  =========  ========  ===========  ===========  ========

                              Level 3 Instruments
                            Fair Value Measurements

                                                           State and
                                                           Political           Commercial  Residential
                                                             Sub-     Foreign  Mortgage-    Mortgage-   Asset-
                                                Corporate  divisions   Govts     backed      backed     backed
                                                ---------  ---------  -------  ----------  -----------  ------
                                                                         (In Millions)
BALANCE, JANUARY 1, 2012....................... $     432  $      53  $    22  $      902  $        14  $  172
Total gains (losses), realized and unrealized,
  included in:
     Earnings (loss) as:
     Net investment income (loss)..............         2         --       --           2           --      --
     Investment gains (losses), net............         4         --       --        (105)          --      --
                                                ---------  ---------  -------  ----------  -----------  ------
 Subtotal......................................         6         --       --        (103)          --      --
                                                ---------  ---------  -------  ----------  -----------  ------
Other comprehensive income (loss)..............        15         (1)      --         128           --       4
Purchases......................................        --         --       --          --           --      --
Sales..........................................       (47)        (2)      --         (27)          (5)    (25)
Transfers into Level 3/(1)/....................        17         --       --          --           --      --
Transfers out of Level 3/(1)/..................       (68)        --       (3)         --           --     (38)
                                                ---------  ---------  -------  ----------  -----------  ------
BALANCE, DECEMBER 31, 2012..................... $     355  $      50  $    19  $      900  $         9  $  113
                                                =========  =========  =======  ==========  ===========  ======

                                                                                                      GWBL
                                                REDEEMABLE       OTHER          GMIB      SEPARATE  AND OTHER
                                                PREFERRED       EQUITY       REINSURANCE  ACCOUNTS  FEATURES
                                                  STOCK     INVESTMENTS/(2)/    ASSET      ASSETS   LIABILITY
                                                ----------  ---------------  -----------  --------  ---------
                                                                        (IN MILLIONS)
BALANCE, JANUARY 1, 2014....................... $       15  $            52  $     6,747  $    237  $      --
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Net investment income (loss)..............         --                3           --        --         --
     Investment gains (losses), net............         --                1           --        15         --
     Increase (decrease) in the fair value
       of reinsurance contracts................         --               --        3,774        --         --
     Policyholders' benefits...................         --               --           --        --         (8)
                                                ----------  ---------------  -----------  --------  ---------
  Subtotal.....................................         --                4        3,744        15         (8)
                                                ----------  ---------------  -----------  --------  ---------
Other comprehensive income (loss)..............         --               --           --        --         --
Purchases......................................         --                8          225        16        136
Sales..........................................        (15)              (1)         (35)       (3)        --
Settlements....................................         --               --           --        (5)        --
Transfers into Level 3/(1)/....................         --               --           --        --         --
Transfers out of Level 3/(1)/..................         --               (2)          --        --         --
                                                ----------  ---------------  -----------  --------  ---------
BALANCE, DECEMBER 31, 2014..................... $       --  $            61  $    10,711  $    260  $     128
                                                ==========  ===============  ===========  ========  =========

                                                                                                      GWBL
                                                Redeemable      Other          GMIB      Separate   and Other
                                                Preferred      Equity       Reinsurance  Accounts   Features
                                                  Stock    Investments/(2)/    Asset      Assets    Liability
                                                ---------- ---------------  -----------  --------  ----------
                                                                        (In Millions)
BALANCE, JANUARY 1, 2013....................... $       15 $            77  $    11,044  $    224  $      265
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Net investment income (loss)..............         --              10           --        --          --
     Investment gains (losses), net............         --              (7)          --        10          --
     Increase (decrease) in the fair value
       of reinsurance contracts................         --              --       (4,496)       --          --
     Policyholders' benefits...................         --              --           --        --        (351)
                                                ---------- ---------------  -----------  --------  ----------
  Subtotal..................................... $       -- $             3  $    (4,496) $     10  $     (351)
                                                ---------- ---------------  -----------  --------  ----------
Other comprehensive income (loss)..............         --              --           --        (1)         --
Purchases......................................         --               4          237         6          86
Sales..........................................         --              (3)         (38)       (3)         --
Settlements....................................         --              --           --        (2)         --
Transfers into Level 3/(1)/....................         --              --           --         3          --
Transfers out of Level 3/(1)/..................         --             (29)          --        --          --
                                                ---------- ---------------  -----------  --------  ----------
BALANCE, DECEMBER 31, 2013..................... $       15 $            52  $     6,747  $    237  $       --
                                                ========== ===============  ===========  ========  ==========

                                                                                                                   GWBL
                                                Redeemable        Other        Other       GMIB       Separate   and Other
                                                Preferred        Equity       Invested  Reinsurance   Accounts   Features
                                                  Stock     Investments/(2)/   Assets      Asset       Assets    Liability
                                                ----------- ----------------- --------  ------------ ---------  -----------
                                                                               (In Millions)
BALANCE, JANUARY 1, 2012....................... $        14 $              77 $     (2) $     10,547 $     215  $       291
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Investment gains (losses), net............          --                --       --            --         8           --
     Increase (decrease) in the fair value
       of reinsurance contracts................          --                --       --           315        --           --
     Policyholders' benefits...................          --                --       --            --        --          (77)
                                                ----------- ----------------- --------  ------------ ---------  -----------
  Subtotal.....................................          --                --       --           315         8          (77)
                                                ----------- ----------------- --------  ------------ ---------  -----------
Other comprehensive income (loss)..............           1                --        2            --        --           --
Purchases......................................          --                --       --           182         6           51
Sales..........................................          --                --       --            --        (2)          --
Settlements....................................          --                --       --            --        (3)          --
                                                ----------- ----------------- --------  ------------ ---------  -----------
BALANCE, DECEMBER 31, 2012..................... $        15 $              77 $     --  $     11,044 $     224  $       265
                                                =========== ================= ========  ============ =========  ===========

  /(1)/Transfers into/out of Level 3 classification are reflected at beginning-of-period fair values.
  /(2)/Includes Trading securities' Level 3 amount.

   The table below details changes in unrealized gains (losses) for 2014 and 2013 by category for Level 3 assets and liabilities still held at December 31, 2014 and 2013, respectively:

                                                               EARNINGS (LOSS)
                                                --------------------------------------------
                                                   NET     INVESTMENT        INCREASE
                                                INVESTMENT   GAINS    (DECREASE) IN THE FAIR             POLICY-
                                                  INCOME   (LOSSES),   VALUE OF REINSURANCE              HOLDERS'
                                                  (LOSS)      NET           CONTRACTS            OCI     BENEFITS
                                                ---------- ---------- ----------------------  --------- ---------

                                                                          (IN MILLIONS)
LEVEL 3 INSTRUMENTS
FULL YEAR 2014
STILL HELD AT DECEMBER 31, 2014:
  Change in unrealized gains (losses):
   Fixed maturities, available-for- sale:
     Corporate................................. $       -- $       --  $                  --  $       6 $      --
     State and political subdivisions..........         --         --                     --          2        --
     Commercial mortgage- backed...............         --         --                     --        112        --
     Asset-backed..............................         --         --                     --          7        --
     Other fixed maturities,
       available-for-sale......................         --         --                     --         --        --
                                                ---------- ----------  ---------------------  --------- ---------
       Subtotal................................ $       -- $       --  $                  --  $     127 $      --
                                                ---------- ----------  ---------------------  --------- ---------
   GMIB reinsurance contracts..................         --         --                  3,964         --        --
   Separate Accounts' assets...................         --         15                     --         --        --
   GWBL and other features' liability..........         --         --                     --         --       128
                                                ---------- ----------  ---------------------  --------- ---------
       Total................................... $       -- $       15  $               3,964  $     127 $     128
                                                ========== ==========  =====================  ========= =========

Level 3 Instruments
Full Year 2013
Still Held at December 31, 2013:
  Change in unrealized gains (losses):
   Fixed maturities, available-for- sale:
     Corporate................................. $       -- $       --  $                  --  $     (2) $      --
     State and political subdivisions..........         --         --                     --        (4)        --
     Commercial mortgage- backed...............         --         --                     --          6        --
     Asset-backed..............................         --         --                     --          4        --
     Other fixed maturities,
       available-for-sale......................         --         --                     --         --        --
                                                ---------- ----------  ---------------------  --------- ---------
       Subtotal................................ $       -- $       --  $                  --  $       4 $      --
                                                ---------- ----------  ---------------------  --------- ---------
     GMIB reinsurance contracts................         --         --                 (4,297)        --        --
     Separate Accounts' assets.................         --         10                     --         --        --
     GWBL and other features' liability........         --         --                     --         --      (265)
                                                ---------- ----------  ---------------------  --------- ---------
       Total................................... $       -- $       10  $              (4,297) $       4 $    (265)
                                                ========== ==========  =====================  ========= =========

   The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2014 and 2013, respectively.

        QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS
                               DECEMBER 31, 2014

                                FAIR         VALUATION
                                VALUE        TECHNIQUE         SIGNIFICANT UNOBSERVABLE INPUT         RANGE
                               ------- ---------------------- --------------------------------- -----------------
ASSETS:                                                      (IN MILLIONS)
Investments:
  Fixed maturities,
   available-for-sale:
   Corporate.................. $    75 Matrix pricing model
                                                              Spread over the industry-specific
                                                                          benchmark yield curve  0 BPS - 590 BPS

                                   132 Market comparable                          Discount rate
                                         companies                                                11.2% - 15.2%
-----------------------------------------------------------------------------------------------------------------

   Asset-backed...............       5 Matrix pricing model                    Spread over U.S.
                                                                                 Treasury curve 30 BPS - 687 BPS
-----------------------------------------------------------------------------------------------------------------

   Other equity investments...      20 Market comparable                       Revenue multiple    2.0X - 3.5X
                                         companies                                Discount rate       18.0%
                                                                                 Discount years         2
-----------------------------------------------------------------------------------------------------------------

Separate Accounts' assets.....     234 Third party appraisal                Capitalization rate       5.2%
                                                                       Exit capitalization rate       6.2%
                                                                                  Discount rate       7.1%

                                     7 Discounted cash flow                    Spread over U.S.
                                                                           Treasury curve Gross 238 BPS - 395 BPS
                                                                          domestic product rate    0.0% - 2.4%
                                                                                Discount factor    1.3% - 5.4%
-----------------------------------------------------------------------------------------------------------------

GMIB reinsurance contracts....  10,711 Discounted cash flow                         Lapse Rates    1.0% - 8.0%
                                                                               Withdrawal rates    0.2% - 8.0%
                                                                         GMIB Utilization Rates   0.0% - 15.0%
                                                                           Non-performance risk  5 BPS - 16 BPS
                                                                      Volatility rates - Equity   9.0% - 34.0%
-----------------------------------------------------------------------------------------------------------------

LIABILITIES:
GMWB/GWBL/(1)/................ $   107 Discounted cash flow                         Lapse Rates    1.0% - 8.0%
                                                                               Withdrawal rates    0.0% - 7.0%
                                                                      Volatility rates - Equity   9.0% - 34.0%
-----------------------------------------------------------------------------------------------------------------

  /(1)/Excludes GMAB and GIB liabilities.

        Quantitative Information about Level 3 Fair Value Measurements
                               December 31, 2013

                                Fair         Valuation
                                Value        Technique         Significant Unobservable Input         Range
                                ------ ---------------------- --------------------------------- -----------------
                                                              (In Millions)
Assets:
Investments:
  Fixed maturities,
   available-for-sale:
   Corporate................... $   54 Matrix pricing model
                                                              Spread over the industry-specific
                                                                          benchmark yield curve 125 bps - 550 bps
-----------------------------------------------------------------------------------------------------------------

   Residential mortgage-backed.      1 Matrix pricing model                    Spread over U.S.
                                                                                 Treasury curve      45 bps
-----------------------------------------------------------------------------------------------------------------

   Asset-backed................      7 Matrix pricing model                    Spread over U.S.
                                                                                 Treasury curve 30 bps - 687 bps
-----------------------------------------------------------------------------------------------------------------

   Other equity investments....     52 Market comparable                   Revenue multiple R&D    1.2x - 4.9x
                                         companies                            multiple Discount   1.1x - 17.1x
                                                                                  rate Discount       18.0%
                                                                        years Discount for lack         1
                                                                           of marketability and
                                                                                   risk factors   50.0% - 60.0%
-----------------------------------------------------------------------------------------------------------------

Separate Accounts' assets......    215 Third party appraisal           Capitalization rate Exit       5.4%
                                                                                 capitalization       6.4%
                                                                             rate Discount rate       7.4%

                                    11 Discounted cash flow                    Spread over U.S.
                                                                           Treasury curve Gross 256 bps - 434 bps
                                                                               domestic product    0.0% - 2.3%
                                                                           rate Discount factor    3.3% - 6.8%
-----------------------------------------------------------------------------------------------------------------

GMIB reinsurance contracts.....  6,747 Discounted cash flow              Lapse Rates Withdrawal    1.0% - 8.0%
                                                                         Rates GMIB Utilization    0.2% - 8.0%
                                                                          Rates Non-performance   0.0% - 15.0%
                                                                        risk Volatility rates -  7 bps - 21 bps
                                                                                         Equity   20.0% - 33.0%
-----------------------------------------------------------------------------------------------------------------

Liabilities:
GMWB/GWBL/(1)/................. $   61 Discounted cash flow              Lapse Rates Withdrawal    1.0% - 8.0%
                                                                       Rates Volatility rates -    0.0% - 7.0%
                                                                                         Equity   20.0% - 33.0%
-----------------------------------------------------------------------------------------------------------------

  /(1)/Excludes GMAB and GIB liabilities.

   Excluded from the tables above at December 31, 2014 and 2013, respectively, are approximately $1,045 million and $1,088 million Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by the Company and are not readily available. The fair value measurements of these Level 3 investments comprise approximately 68.8% and 76.2% of total assets classified as Level 3 and represent only 0.7% and 0.8% of total assets measured at fair value on a recurring basis at December 31, 2014 and 2013 respectively. These investments primarily consist of certain privately placed debt securities with limited trading activity, including commercial mortgage-, residential mortgage- and asset-backed instruments, and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in the Company's reporting significantly higher or lower fair value measurements for these Level 3 investments.

   Included in the tables above at December 31, 2014 and 2013, respectively, are approximately $207 million and $54 million fair value of privately placed, available-for-sale corporate debt securities classified as Level 3. The fair value of private placement securities is determined by application of a matrix pricing model or a market comparable company value technique, representing approximately 54.5% and 18.6% of the total fair value of Level 3 securities in the corporate fixed maturities asset class. The significant unobservable input to the matrix pricing model valuation technique is the spread over the industry-specific benchmark yield curve. Generally, an increase or decrease in spreads would lead to directionally inverse movement in the fair value measurements of these securities. The significant unobservable input to the market comparable company valuation technique is the discount rate. Generally, a significant increase (decrease) in the discount rate would result in significantly lower (higher) fair value measurements of these securities.

   Residential mortgage-backed securities classified as Level 3 primarily consist of non-agency paper with low trading activity. Included in the tables above at December 31, 2014 and 2013, are approximately 0.0% and 25.0%, respectively, of the total fair value of these Level 3 securities that is determined by application of a matrix pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Generally, a change in spreads would lead to directionally inverse movement in the fair value measurements of these securities.

   Asset-backed securities classified as Level 3 primarily consist of non-agency mortgage loan trust certificates, including subprime and Alt-A paper, credit tenant loans, and equipment financings. Included in the tables above at December 31, 2014 and 2013, are approximately 9.4% and 8.4%, respectively, of the total fair value of these Level 3 securities that is determined by application of a matrix pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Significant increases (decreases) in spreads would result in significantly lower (higher) fair value measurements.

   Other equity investments classified as Level 3 primarily consist of private venture capital fund investments of AllianceBernstein for which fair values are adjusted to reflect expected exit values as evidenced by financing and sale transactions with third parties or when consideration of other factors, such as current company performance and market conditions, is determined by management to require valuation adjustment. Significant increase (decrease) in isolation in the underlying enterprise value to revenue multiple and enterprise value to R&D investment multiple, if applicable, would result in significantly higher (lower) fair value measurement. Significant increase (decrease) in the discount rate would result in a significantly lower (higher) fair value measurement. Significant increase (decrease) in isolation in the discount factor ascribed for lack of marketability and various risk factors would result in significantly lower (higher) fair value measurement. Changes in the discount factor generally are not correlated to changes in the value multiples. Also classified as Level 3 at December 31, 2014 and 2013, respectively, are approximately $31 million and $30 million private venture capital fund-of-fund investments of AllianceBernstein for which fair value is estimated using the capital account balances provided by the partnerships. The interests in these partnerships cannot be redeemed. As of December 31, 2014 and 2013, AllianceBernstein's aggregate unfunded commitments to these investments were approximately $3 million and $10 million, respectively.

   Separate Accounts' assets classified as Level 3 in the table at December 31, 2014 and 2013, primarily consist of a private real estate fund with a fair value of approximately $234 million and $215 million, a private equity investment with a fair value of approximately $2 million and $4 million and mortgage loans with fair value of approximately $5 million and $7 million, respectively. A third party appraisal valuation technique is used to measure the fair value of the private real estate investment fund, including consideration of observable replacement cost and sales comparisons for the underlying commercial properties, as well as the results from applying a discounted cash flow approach. Significant increase (decrease) in isolation in the capitalization rate and exit capitalization rate assumptions used in the discounted cash flow approach to the appraisal value would result in a higher (lower) measure of fair value. A discounted cash flow approach is applied to determine the private equity investment for which the significant unobservable assumptions are the gross domestic product rate formula and a discount factor that takes into account various risks, including the illiquid nature of the investment. A significant increase (decrease) in the gross domestic product rate would have a directionally inverse effect on the fair value of the security. With respect to the fair value measurement of mortgage loans a discounted cash flow approach is applied, a significant increase (decrease) in the assumed spread over U.S. Treasuries would produce a lower (higher) fair value measurement. Changes in the discount rate or factor used in the valuation techniques to determine the fair values of these private equity investments and mortgage loans generally are not correlated to changes in the other significant unobservable inputs. Significant increase (decrease) in isolation in the discount rate or factor would result in significantly lower (higher) fair value measurements. The remaining Separate Accounts' investments classified as Level 3 excluded from the table consist of mortgage- and asset-backed securities with fair values of approximately $11 million and $8 million at December 31, 2014 and $3 million and $7 million at December 31, 2013, respectively. These fair value measurements are determined using substantially the same valuation techniques as earlier described above for the Company's General Account investments in these securities.

   Significant unobservable inputs with respect to the fair value measurement of the Level 3 GMIB reinsurance contract asset and the Level 3 liabilities identified in the table above are developed using Company data. Validations of unobservable inputs are performed to the extent the Company has experience. When an input is changed the model is updated and the results of each step of the model are analyzed for reasonableness.

   The significant unobservable inputs used in the fair value measurement of the Company's GMIB reinsurance contract asset are lapse rates, withdrawal rates and GMIB utilization rates. Significant increases in GMIB utilization rates or decreases in lapse or withdrawal rates in isolation would tend to increase the GMIB reinsurance contract asset.

   Fair value measurement of the GMIB reinsurance contract asset includes dynamic lapse and GMIB utilization assumptions whereby projected contractual lapses and GMIB utilization reflect the projected net amount of risks of the contract. As the net amount of risk of a contract increases, the assumed lapse rate decreases and the GMIB utilization increases. Increases in volatility would increase the asset.

   The significant unobservable inputs used in the fair value measurement of the Company's GMWB and GWBL liability are lapse rates and withdrawal rates. Significant increases in withdrawal rates or decreases in lapse rates in isolation would tend to increase these liabilities. Increases in volatility would increase these liabilities.

   The carrying values and fair values at December 31, 2014 and 2013 for financial instruments not otherwise disclosed in Notes 3 and 12 are presented in the table below. Certain financial instruments are exempt from the requirements for fair value disclosure, such as insurance liabilities other than financial guarantees and investment contracts, limited partnerships accounted for under the equity method and pension and other postretirement obligations.

                                                                                FAIR VALUE
                                                   CARRYING   ----------------------------------------------
                                                    VALUE       LEVEL 1    LEVEL 2     LEVEL 3      TOTAL
                                                 ------------ ----------- ---------- ------------ ----------

                                                                        (IN MILLIONS)
December 31, 2014:
Mortgage loans on real estate................... $      6,463 $        -- $       -- $      6,617 $    6,617
Loans to affiliates.............................        1,087          --        810          393      1,203
Policyholders liabilities: Investment contracts.        2,799          --         --        2,941      2,941
Policy loans....................................        3,408          --         --        4,406      4,406
Short-term debt.................................          200          --        212           --        212
December 31, 2013:
Mortgage loans on real estate................... $      5,684 $        -- $       -- $      5,716 $    5,716
Loans to affiliates.............................        1,088          --        800          398      1,198
Policyholders liabilities: Investment contracts.        2,435          --         --        2,523      2,523
Policy loans....................................        3,434          --         --        4,316      4,316
Long-term debt..................................          200          --        225           --        225
Loans from affiliates...........................          825          --        969           --        969

   Fair values for commercial and agricultural mortgage loans on real estate are measured by discounting future contractual cash flows to be received on the mortgage loan using interest rates at which loans with similar characteristics and credit quality would be made. The discount rate is derived from taking the appropriate U.S. Treasury rate with a like term to the remaining term of the loan and adding a spread reflective of the risk premium associated with the specific loan. Fair values for mortgage loans anticipated to be foreclosed and problem mortgage loans are limited to the fair value of the underlying collateral, if lower.

   Fair values for the Company's long-term debt are determined from quotations provided by brokers knowledgeable about these securities and internally assessed for reasonableness. The fair values of the Company's borrowing and lending arrangements with AXA affiliated entities are determined in the same manner as for such transactions with third parties, including matrix pricing models for debt securities and discounted cash flow analysis for mortgage loans.

   The fair value of policy loans is calculated by discounting expected cash flows based upon the U.S. treasury yield curve and historical loan repayment patterns.

   The fair values for the Company's association plans contracts, supplementary contracts not involving life contingencies ("SCNILC"), deferred annuities and certain annuities, which are included in Policyholder's account balances are estimated using projected cash flows discounted at rates reflecting current market rates. Significant unobservable inputs reflected in the cash flows include lapse rates and withdrawal rates. Incremental adjustments may be made to the fair value to reflect non-performance risk. Certain other products such as Access Accounts and FHLBNY funding agreements are held at book value.

8) GMDB, GMIB, GIB, GWBL AND OTHER FEATURES AND NO LAPSE GUARANTEE FEATURES

    A) Variable Annuity Contracts -- GMDB, GMIB, GIB and GWBL and Other Features

   The Company has certain variable annuity contracts with GMDB, GMIB, GIB and GWBL and other features in-force that guarantee one of the following:

      . Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

      . Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

      . Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages;

      . Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit, which may include either a five year or an annual reset; or

      . Withdrawal: the withdrawal is guaranteed up to a maximum amount per year for life.

   The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders' liabilities:

                                                GMDB     GMIB    TOTAL
                                              -------  -------  -------
                                                    (IN MILLIONS)

Balance at January 1, 2012................... $ 1,593  $ 4,130  $ 5,723
  Paid guarantee benefits....................    (288)     (77)    (365)
  Other changes in reserve...................     467      508      975
                                              -------  -------  -------
Balance at December 31, 2012.................   1,772    4,561    6,333
  Paid guarantee benefits....................    (237)    (325)    (562)
  Other changes in reserve...................      91      (33)      58
                                              -------  -------  -------
Balance at December 31, 2013.................   1,626    4,203    5,829
  Paid guarantee benefits....................    (231)    (220)    (451)
  Other changes in reserve...................     334    1,661    1,995
                                              -------  -------  -------
Balance at December 31, 2014................. $ 1,729  $ 5,644  $ 7,373
                                              =======  =======  =======

   Related GMDB reinsurance ceded amounts were:

                                                            GMDB
                                                        -------------
                                                        (IN MILLIONS)

Balance at January 1, 2012............................. $         716
  Paid guarantee benefits..............................          (127)
  Other changes in reserve.............................           255
                                                        -------------
Balance at December 31, 2012...........................           844
  Paid guarantee benefits..............................          (109)
  Other changes in reserve.............................            56
                                                        -------------
Balance at December 31, 2013...........................           791
  Paid guarantee benefits..............................          (114)
  Other changes in reserve.............................           155
                                                        -------------
Balance at December 31, 2014........................... $         832
                                                        =============

   The GMIB reinsurance contracts are considered derivatives and are reported at fair value.

   The December 31, 2014 values for variable annuity contracts in force on such date with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                RETURN OF
                                                 PREMIUM      RATCHET     ROLL-UP      COMBO        TOTAL
                                               -----------  ----------  ----------  -----------  -----------
                                                                   (DOLLARS IN MILLIONS)
GMDB:
-----
  Account values invested in:
   General Account............................ $    13,033  $      198  $       85  $       356  $    13,672
   Separate Accounts.......................... $    38,629  $    8,632  $    3,905  $    36,882  $    88,048
  Net amount at risk, gross................... $       240  $      136  $    2,176  $    12,224  $    14,776
  Net amount at risk, net of
   amounts reinsured.......................... $       240  $       90  $    1,454  $     4,758  $     6,542
  Average attained age of contractholders.....        51.0        65.0        71.0         65.9         54.8
  Percentage of contractholders over age 70...         8.7%       34.0%       55.7%        36.1%        16.1%
  Range of contractually specified
   interest rates.............................         N/A         N/A      3% - 6%    3% - 6.5%    3% - 6.5%

                                              RETURN OF
                                               PREMIUM  RATCHET   ROLL-UP      COMBO       TOTAL
                                              --------- ------- ----------  ----------  ----------
                                                              (DOLLARS IN MILLIONS)
GMIB:
-----
  Account values invested in:
   General Account...........................       N/A     N/A $      406  $      365  $      771
   Separate Accounts.........................       N/A     N/A $   12,271  $   45,813  $   58,084
  Net amount at risk, gross..................       N/A     N/A $    1,126  $    4,246  $    5,372
  Net amount at risk, net of
   amounts reinsured.........................       N/A     N/A $      342  $    1,045  $    1,387
  Weighted average years remaining
   until annuitization.......................       N/A     N/A        1.0         2.7         2.6
  Range of contractually specified
   interest rates............................       N/A     N/A     3% - 6%   3% - 6.5%   3% - 6.5%

   The liability for SCS, SIO, MSO and IUL indexed features and the GIB and GWBL and other features, not included above, was $508 million and $346 million at December 31, 2014 and 2013, respectively, which are accounted for as embedded derivatives. The liability for GIB, GWBL and other features reflects the present value of expected future payments (benefits) less the fees attributable to these features over a range of market consistent economic scenarios. The liability for SCS, SIO, MSO and IUL reflects the present value of expected future payments assuming the segments are held to maturity.

   The Company continues to proactively manage the risks associated with its in-force business, particularly variable annuities with guarantee features. For example, in third quarter 2014, the Company's program to purchase from certain policyholders the GMDB and GMIB riders contained in their Accumulator(R) contracts expired. The Company believes that this program was mutually beneficial to both the Company and policyholders, who no longer needed or wanted the GMDB and GMIB rider. As a result of this program, the Company is assuming a change in the short term behavior of remaining policyholders, as those who did not accept are assumed to be less likely to surrender their contract over the short term.

   Due to the differences in accounting recognition between the fair value of the reinsurance contract asset, the gross reserves and DAC, the net impact of the buyback was a $29 million and $20 million decrease to Net earnings in 2014 and 2013 respectively. For additional information, see "Accounting for Variable Annuities with GMDB and GMIB Features" in Note 2.

    B) Separate Account Investments by Investment Category Underlying GMDB and GMIB Features

   The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option, which is part of the General Account and variable investment options that invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

              INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                  DECEMBER 31,
                                              ---------------------
                                                 2014       2013
                                              ---------- ----------
                                                  (IN MILLIONS)
GMDB:
-----
Equity....................................... $   67,108 $   64,035
Fixed income.................................      3,031      3,330
Balanced.....................................     17,505     19,237
Other........................................        404        496
                                              ---------- ----------
Total........................................ $   88,048 $   87,098
                                              ========== ==========

GMIB:
-----
Equity....................................... $   43,850 $   41,603
Fixed income.................................      1,988      2,208
Balanced.....................................     12,060     13,401
Other........................................        186        246
                                              ---------- ----------
Total........................................ $   58,084 $   57,458
                                              ========== ==========

    C) Hedging Programs for GMDB, GMIB, GIB and GWBL and Other Features

   Beginning in 2003, AXA Equitable established a program intended to hedge certain risks associated first with the GMDB feature and, beginning in 2004, with the GMIB feature of the Accumulator(R) series of variable annuity products. The program has also been extended to cover other guaranteed benefits as they have been made available. This program utilizes derivative contracts, such as exchange-traded equity, currency and interest rate futures contracts, total return and/or equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options, that collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits' exposures attributable to movements in the equity and fixed income markets. At the present time, this program hedges certain economic risks on products sold from 2001 forward, to the extent such risks are not reinsured. At December 31, 2014, the total account value and net amount at risk of the hedged variable annuity contracts were $51,411 million and $5,408 million, respectively, with the GMDB feature and $35,717 million and $1,188 million, respectively, with the GMIB and GIB feature.

   These programs do not qualify for hedge accounting treatment. Therefore, gains (losses) on the derivatives contracts used in these programs, including current period changes in fair value, are recognized in net investment income (loss) in the period in which they occur, and may contribute to earnings (loss) volatility.

    D) Variable and Interest-Sensitive Life Insurance Policies - No Lapse Guarantee

   The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

   The following table summarizes the no lapse guarantee liabilities reflected in the General Account in Future policy benefits and other policyholders' liabilities, and the related reinsurance ceded.

                                                               REINSURANCE
                                              DIRECT LIABILITY    CEDED        NET
                                              ---------------- -----------  ----------
                                                           (IN MILLIONS)

Balance at January 1, 2012................... $            470        (262) $      208
  Other changes in reserves..................               86         (48)         38
                                              ---------------- -----------  ----------
Balance at December 31, 2012.................              556        (310)        246
  Other changes in reserves..................              273        (131)        142
                                              ---------------- -----------  ----------
Balance at December 31, 2013.................              829        (441)        388
  Other changes in reserves..................              135        (114)         21
                                              ---------------- -----------  ----------
Balance at December 31, 2014................. $            964 $      (555) $      409
                                              ================ ===========  ==========

9) REINSURANCE AGREEMENTS

   The Company assumes and cedes reinsurance with other insurance companies. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

   The Company reinsures most of its new variable life, UL and term life policies on an excess of retention basis. The Insurance Group maintains a maximum retention on each single-life policy of $25 million and on each second-to-die policy of $30 million with the excess 100% reinsured. The Company also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

   At December 31, 2014, the Company had reinsured with non-affiliates and affiliates in the aggregate approximately 4.9% and 50.7%, respectively, of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 22.2% and 51.9%, respectively, of its current liability exposure resulting from the GMIB feature. See Note 8.

   Based on management's estimates of future contract cash flows and experience, the fair values of the GMIB reinsurance contracts, considered derivatives at December 31, 2014 and 2013 were $10,711 million and $6,747 million, respectively. The increases (decreases) in fair value were $3,964 million, $(4,297) million and $497 million for 2014, 2013 and
    2012, respectively.

   At December 31, 2014 and 2013, respectively, third-party reinsurance recoverables related to insurance contracts amounted to $2,367 million and $2,379 million, of which $2,069 million and $2,073 million related to three specific reinsurers, which were Zurich Insurance Company Ltd.

   (AA - rating), Paul Revere Life Insurance Company (A rating) and Connecticut General Life Insurance Company (A+ rating). At December 31, 2014 and 2013, affiliated reinsurance recoverables related to insurance contracts amounted to $1,684 million and $1,555 million, respectively. A contingent liability exists with respect to reinsurance should the reinsurers be unable to meet their obligations. The Insurance Group evaluates the financial condition of its reinsurers in an effort to minimize its exposure to significant losses from reinsurer insolvencies.

   Reinsurance payables related to insurance contracts totaling $72 million and $70 million are included in other liabilities in the consolidated balance sheets at December 31, 2014 and 2013, respectively.

   The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $110 million and $143 million at December 31, 2014 and 2013, respectively.

   The Insurance Group also cedes a portion of its extended term insurance and paid-up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

   The Insurance Group has also assumed accident, health, annuity, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. In addition to the sale of insurance products, the Insurance Group currently acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. Reinsurance assumed reserves at December 31, 2014 and 2013 were $757 million and $709 million, respectively.

   The following table summarizes the effect of reinsurance:

                                                         2014    2013    2012
                                                        ------  ------  ------
                                                             (IN MILLIONS)

Direct premiums........................................ $  844  $  848  $  873
Reinsurance assumed....................................    211     213     219
Reinsurance ceded......................................   (541)   (565)   (578)
                                                        ------  ------  ------
Premiums............................................... $  514  $  496  $  514
                                                        ======  ======  ======
Universal Life and Investment-type Product Policy Fee
  Income Ceded......................................... $  270  $  247  $  234
                                                        ======  ======  ======
Policyholders' Benefits Ceded.......................... $  726  $  703  $  667
                                                        ======  ======  ======

   Individual Disability Income and Major Medical

   Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $78 million and $79 million at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, respectively, $1,714 million and $1,687 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group, rated AA-. Net incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized below:

                                                          2014     2013     2012
                                                        --------- ------- ---------
                                                               (IN MILLIONS)

Incurred benefits related to current year.............. $      14 $    15 $      16
Incurred benefits related to prior years...............        16      10        14
                                                        --------- ------- ---------
Total Incurred Benefits................................ $      30 $    25 $      30
                                                        ========= ======= =========
Benefits paid related to current year.................. $      20 $    19 $      21
Benefits paid related to prior years...................        11      13        16
                                                        --------- ------- ---------
Total Benefits Paid.................................... $      31 $    32 $      37
                                                        ========= ======= =========

10)SHORT-TERM AND LONG-TERM DEBT

   Short-term and long-term debt consists of the following:

                                               DECEMBER 31,
                                              ---------------
                                               2014    2013
                                              ------- -------
                                               (IN MILLIONS)
Short-term debt:
AllianceBernstein:
  Commercial paper (with interest rates of
   0.3% and 0.3%)............................ $   489 $   268
AXA Equitable:
  Surplus Notes, 7.7%, due 2015..............     200      --
                                              ------- -------
Total short-term debt........................     689     268
                                              ------- -------
Long-term debt:
AXA Equitable:
  Surplus Notes, 7.7%, due 2015..............      --     200
                                              ------- -------
Total long-term debt.........................      --     200
                                              ------- -------
Total short-term and long-term debt..........     689     468
                                              ======= =======

   Short-term Debt

   AllianceBernstein has a $1,000 million committed, unsecured senior revolving credit facility ("AB Credit Facility") with a group of commercial banks and other lenders. The AB Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $250 million, any such increase being subject to the consent of the affected lenders. The AB Credit Facility is available for AllianceBernstein's and SCB LLC's business purposes, including the support of AllianceBernstein's $1,000 million commercial paper program. Both AllianceBernstein and SCB LLC can draw directly under the AB Credit Facility and management may draw on the AB Credit Facility from time to time. AllianceBernstein has agreed to guarantee the obligations of SCB LLC under the AB Credit Facility.

   The AB Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including, among other things, restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. As of December 31, 2014, AllianceBernstein and SCB LLC were in compliance with these covenants. The AB Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the AB Credit Facility automatically would become immediately due and payable, and the lender's commitments automatically would terminate.

   On October 22, 2014, as part of an amendment and restatement, the maturity date of the AB Credit Facility was extended from January 17, 2017 to October 22, 2019. There were no other significant changes included in the amendment.

   As of December 31, 2014 and 2013, AllianceBernstein and SCB LLC had no amounts outstanding under the AB Credit Facility. During 2014 and 2013, AllianceBernstein and SCB LLC did not draw upon the Credit Facility.

   In addition, SCB LLC has five uncommitted lines of credit with four financial institutions. Two of these lines of credit permit SCB LLC to borrow up to an aggregate of approximately $200 million, with AllianceBernstein named as an additional borrower, while three lines have no stated limit. As of December 31, 2014 and 2013, SCB LLC had no bank loans outstanding.

   Long-term Debt

   At December 31, 2014, the Company did not have any long-term debt outstanding.

11)RELATED PARTY TRANSACTIONS

   Loans to Affiliates

   In September 2007, AXA issued a $650 million 5.4% Senior Unsecured Note to AXA Equitable. The note pays interest semi-annually and was scheduled to mature on September 30, 2012. In March 2011, the maturity date of the note was extended to December 30, 2020 and the interest rate was increased to 5.7%.

   In June 2009, AXA Equitable sold real estate property valued at $1,100 million to a non-insurance subsidiary of AXA Financial in exchange for $700 million in cash and $400 million in 8.0% ten year term mortgage notes on the property reported in Loans to affiliates in the consolidated balance sheets. In November 2014, this loan was refinanced and a new $382 million, seven year term loan with an interest rate of 4.0% was issued.

   In third quarter 2013, AXA Equitable purchased, at fair value, AXA Arizona's $50 million note receivable from AXA for $56 million. This note pays interest semi-annually at an interest rate of 5.4% and matures on December 15, 2020.

   Loans from Affiliates

   In 2005, AXA Equitable issued a surplus note to AXA Financial in the amount of $325 million with an interest rate of 6.0% and was scheduled to mature on December 1, 2035. In December 2014, AXA Equitable repaid this note at par value plus interest accrued of $1 million to AXA Financial.

   In December 2008, AXA Equitable issued a $500 million callable 7.1% surplus note to AXA Financial. The note pays interest semi-annually and was scheduled to mature on December 1, 2018. In June 2014, AXA Equitable repaid this note at par value plus interest accrued of $3 million to AXA Financial.

   Other Transactions

   In third quarter 2013, AXA Equitable purchased, at fair value, MONY Life Insurance Company's ("MONY Life"), equity interest in limited partnerships for $53 million and MONY Life's CMBS portfolio for $31 million. MONY Life was a subsidiary of AXA Financial through October 1, 2013.

   In October 2012, AXA Equitable sold its 50% interest in a real estate joint venture supporting the Wind-up Annuities line of business to 1285 Holdings, LLC, a non-insurance subsidiary of AXA Financial in exchange for $402 million in cash. The $195 million after-tax excess of the real estate joint venture's fair value over its carrying value has been accounted for as a capital contribution to AXA Equitable. In connection with this sale, the Company recognized a $226 million pre-tax premium deficiency reserve related to the Wind-up Annuities line of business.

   In August 2012, the Company purchased agricultural mortgage loans from MONY Life and MONY Life Insurance Company of America ("MLOA"), a subsidiary of AXA Financial, for a purchase price of $109 million.

   The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $29 million, $40 million and $37 million, respectively, for 2014, 2013 and 2012.

   In 2014, 2013 and 2012, respectively, the Company paid AXA Distribution and its subsidiaries $616 million, $621 million and $684 million of commissions and fees for sales of insurance products. The Company charged AXA Distribution's subsidiaries $325 million, $345 million and $399 million, respectively, for their applicable share of operating expenses in 2014, 2013 and 2012, pursuant to the Agreements for Services.

   The Company has implemented capital management actions to mitigate statutory reserve strain for certain level term and UL policies with secondary guarantees and GMDB and GMIB riders on the Accumulator(R) products sold on or after January 1, 2006 and in-force at September 30, 2008 through reinsurance transactions with AXA RE Arizona Company ("AXA Arizona"), a wholly-owned subsidiary of AXA Financial.

   The Company currently reinsures to AXA Arizona, a 100% quota share of all liabilities for variable annuities with enhanced GMDB and GMIB riders issued on or after January 1, 2006 and in-force on September 30, 2008. AXA Arizona also reinsures a 90% quota share of level premium term insurance issued by AXA Equitable on or after March 1, 2003 through December 31, 2008 and lapse protection riders under UL insurance policies issued by AXA Equitable on or after June 1, 2003 through June 30, 2007. The reinsurance arrangements with AXA Arizona provide important capital management benefits to AXA Equitable. At December 31, 2014 and 2013, the Company's GMIB reinsurance asset with AXA Arizona had carrying values of $8,560 million and $5,388 million, respectively, and is reported in Guaranteed minimum income benefit reinsurance asset, at fair value in the consolidated balance sheets. Ceded premiums in 2014, 2013 and 2012 related to the UL and no lapse guarantee riders totaled approximately $453 million, $474 million and $484 million, respectively. Ceded claims paid in 2014, 2013 and 2012 were $83 million, $70 million and $68 million, respectively.

   AXA Equitable receives statutory reserve credits for reinsurance treaties with AXA Arizona to the extent that AXA Arizona holds assets in an irrevocable trust (the "Trust") ($8,794 million at December 31, 2014) and/or letters of credit ($3,005 million at December 31, 2014). These letters of credit are guaranteed by AXA. Under the reinsurance transactions, AXA Arizona is permitted to transfer assets from the Trust under certain circumstances. The level of statutory reserves held by AXA Arizona fluctuate based on market movements, mortality experience and policyholder behavior. Increasing reserve requirements may necessitate that additional assets be placed in trust and/or securing additional letters of credit, which could adversely impact AXA Arizona's liquidity.

   Various AXA affiliates, including AXA Equitable, cede a portion of their life, health and catastrophe insurance business through reinsurance agreements to AXA Global Life beginning in 2010 (and AXA Cessions in 2009 and prior), AXA affiliated reinsurers. AXA Global Life, in turn, retrocedes a quota share portion of these risks prior to 2008 to AXA Equitable on a one-year term basis.

   AXA Life Insurance Company Ltd (Japan), an AXA subsidiary, cedes a portion of their annuity business to AXA Equitable.

   Various AXA Financial affiliates cede a portion of their life business through excess of retention treaties to AXA Equitable on a yearly renewal term basis.

   Premiums earned from the above mentioned affiliated reinsurance transactions in 2014, 2013 and 2012 totaled approximately $22 million, $21 million and $21 million, respectively. Claims and expenses paid in 2014, 2013 and 2012 were $10 million, $10 million and $13 million, respectively.

   AXA Equitable provides personnel services, employee benefits, facilities, supplies and equipment under service agreements with certain AXA Financial subsidiaries and affiliates to conduct their business. The associated costs related to the service agreement are allocated based on methods that management believes are reasonable, including a review of the nature of such costs and activities performed to support each company. As a result of such allocations, AXA Equitable was reimbursed $75 million, $148 million and $135 million for 2014, 2013 and 2012, respectively.

   Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements including technology and professional development arrangements. AXA Equitable and AllianceBernstein incurred expenses under such agreements of approximately $173 million, $165 million and $161 million in 2014, 2013 and 2012, respectively. Expense reimbursements by AXA and AXA affiliates to AXA Equitable under such agreements totaled approximately $15 million, $24 million and $26 million in 2014, 2013 and 2012, respectively. The net receivable (payable) related to these contracts was approximately $3 million and $(8) million at December 31, 2014 and 2013, respectively.

   Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by AllianceBernstein. These revenues are described below:

                                                2014      2013      2012
                                              --------- --------- ---------
                                                      (IN MILLIONS)

Investment advisory and services fees........ $   1,062 $   1,010 $     879
Distribution revenues........................       433       455       408
Other revenues -- shareholder servicing fees.        91        91        89
Other revenues -- other......................         6         6         5

12)EMPLOYEE BENEFIT PLANS

   PENSION PLANS

   AXA Equitable sponsors a qualified defined benefit pension plan covering its eligible employees (including certain qualified part-time employees), managers and financial professionals. This pension plan is non-contributory and its benefits are generally based on a cash balance formula and/or, for certain participants, years of service and average earnings over a specified period in the plan. AXA Equitable also sponsors a non-qualified defined benefit pension plan.

   AXA Equitable announced in the third quarter of 2013 that benefit accruals under its qualified and non-qualified defined benefit pension plans would be discontinued after December 31, 2013. This plan curtailment resulted in a decrease in the Projected Benefit Obligation ("PBO") of approximately $29 million, which was offset against existing deferred losses in AOCI, and recognition of a $3 million curtailment loss from accelerated recognition of existing prior service costs accumulated in OCI. A new company contribution was added to the 401(k) Plan effective January 1, 2014, in addition to the existing discretionary profit sharing contribution. AXA Equitable also provides an excess 401(k) contribution for eligible compensation over the qualified plan compensation limits under a nonqualified deferred compensation plan.

   AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service and average final base salary. The Company uses a December 31 measurement date for its pension plans.

   For 2014, no cash contributions were made by AXA Equitable to its qualified pension plan. AllianceBernstein made a $6 million cash contribution to its qualified pension plan in 2014. The funding policy of the Company for its qualified pension plans is to satisfy its funding obligations each year in an amount not less than the minimum required by the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended by the Pension Protection Act of 2006 (the "Pension Act"), and not greater than the maximum it can deduct for Federal income tax purposes. Based on the funded status of the plans at December 31, 2014, no minimum contribution is required to be made in 2015 under ERISA, as amended by the Pension Act, but management is currently evaluating if it will make contributions during 2015. AllianceBernstein currently does not plan to make a contribution to its pension plan during 2015.

   Components of net periodic pension expense for the Company's qualified plans were as follows:

                                                    2014     2013     2012
                                                   ------  -------  -------
                                                         (IN MILLIONS)
Service cost...................................... $    9  $    40  $    40
Interest cost.....................................    107       99      109
Expected return on assets.........................   (155)    (155)    (146)
Actuarial (gain) loss.............................      1        1        1
Net amortization..................................    111      155      164
Curtailment.......................................     --        3       --
                                                   ------  -------  -------
Net Periodic Pension Expense...................... $   73  $   143  $   168
                                                   ======  =======  =======

   Changes in the PBO of the Company's qualified plans were comprised of:

                                                              DECEMBER 31,
                                                           ------------------
                                                             2014      2013
                                                           --------  --------
                                                              (IN MILLIONS)
Projected benefit obligation, beginning of year........... $  2,463  $  2,797
Service cost..............................................       --        32
Interest cost.............................................      107        99
Actuarial (gains) losses..................................      264      (260)
Benefits paid.............................................     (177)     (176)
Plan amendments and curtailments..........................       --       (29)
                                                           --------  --------
Projected Benefit Obligation, End of Year................. $  2,657  $  2,463
                                                           ========  ========

   The following table discloses the change in plan assets and the funded status of the Company's qualified pension plans:

                                                              DECEMBER 31,
                                                           ------------------
                                                             2014      2013
                                                           --------  --------
                                                              (IN MILLIONS)
Pension plan assets at fair value, beginning of year...... $  2,401  $  2,396
Actual return on plan assets..............................      250       180
Contributions.............................................        6         4
Benefits paid and fees....................................     (184)     (179)
                                                           --------  --------
Pension plan assets at fair value, end of year............    2,473     2,401
PBO.......................................................    2,657     2,463
                                                           --------  --------
Excess of PBO Over Pension Plan Assets.................... $   (184) $    (62)
                                                           ========  ========

   Amounts recognized in the accompanying consolidated balance sheets to reflect the funded status of these plans were accrued pension costs of $184 million and $62 million at December 31, 2014 and 2013, respectively. The aggregate PBO and fair value of pension plan assets for plans with PBOs in excess of those assets were $2,657 million and $2,473 million, respectively, at December 31, 2014 and $2,463 million and $2,401 million, respectively, at December 31, 2013. The aggregate accumulated benefit obligation and fair value of pension plan assets for pension plans with accumulated benefit obligations in excess of those assets were $2,657 million and $2,473 million, respectively, at

   December 31, 2014 and $2,463 million and $2,401 million, respectively, at December 31, 2013. The accumulated benefit obligation for all defined benefit pension plans was $2,657 million and $2,463 million at December 31, 2014 and 2013, respectively.

   The following table discloses the amounts included in AOCI at December 31, 2014 and 2013 that have not yet been recognized as components of net periodic pension cost:

                                                          DECEMBER 31,
                                                        -----------------
                                                          2014     2013
                                                        -------- --------
                                                          (IN MILLIONS)

Unrecognized net actuarial (gain) loss................. $  1,144 $  1,181
                                                        -------- --------
  Total................................................ $  1,144 $  1,181
                                                        ======== ========

   The estimated net actuarial (gain) loss and prior service cost (credit) expected to be reclassified from AOCI and recognized as components of net periodic pension cost over the next year are $120 million and
    $0 million, respectively.

   The following table discloses the allocation of the fair value of total plan assets for the qualified pension plans of the Company at December 31, 2014 and 2013:

                                                        DECEMBER 31,
                                                        ------------
                                                         2014   2013
                                                        -----  -----
                                                        (IN MILLIONS)

Fixed Maturities.......................................  49.4%  49.0%
Equity Securities......................................  38.8   39.1
Equity real estate.....................................   9.8    9.3
Cash and short-term investments........................   1.3    1.9
Other..................................................   0.7    0.7
                                                        -----  -----
  Total................................................ 100.0% 100.0%
                                                        =====  =====

   The primary investment objective of the qualified pension plan of AXA Equitable is to maximize return on assets, giving consideration to prudent risk. Guidelines regarding the allocation of plan assets for AXA Equitable's qualified pension plan are established by the Investment Committee established by the funded benefit plans of AXA Equitable and are designed with a long-term investment horizon. In the first quarter of 2014, AXA Equitable's qualified pension plan discontinued its equity-hedging program at maturity of the underlying positions and modified the investment allocation strategy to target a 50%-50% mix of long-duration bonds and "return-seeking" assets, the latter to include investments in hedge funds and real estate and a 50% allocation to public equities. Plan assets were managed during 2014 to achieve the targeted 50%-50% mix at December 31, 2014 with public equities and real estate comprising return-seeking assets and an expectation for initial investments in hedge funds to begin in 2015.

   The following tables disclose the fair values of plan assets and their level of observability within the fair value hierarchy for the qualified pension plans of the Company at December 31, 2014 and 2013, respectively.

                                              LEVEL 1 LEVEL 2  LEVEL 3   TOTAL
DECEMBER 31, 2014:                            ------- -------- ------- ---------
ASSET CATEGORIES                                        (IN MILLIONS)
Fixed Maturities:
  Corporate.................................. $    -- $    833 $    -- $     833
  U.S. Treasury, government and agency.......      --      358      --       358
  States and political subdivisions..........      --       18      --        18
  Other structured debt......................      --        9       3        12
Common and preferred equity..................     743      177      --       920
Mutual funds.................................      46       --      --        46
Private real estate investment funds.........      --       --       1         1
Private real estate investment trusts........      --       10     242       252
Cash and cash equivalents....................      13       --      --        13
Short-term investments.......................      --       20      --        20
                                              ------- -------- ------- ---------
   Total..................................... $   802 $  1,425 $   246 $   2,473
                                              ======= ======== ======= =========


                                              Level 1  Level 2  Level 3   Total
December 31, 2013:                            ------- --------- ------- ---------
Asset Categories                                         (In Millions)
Fixed Maturities:
  Corporate.................................. $    -- $     801 $    -- $     801
  U.S. Treasury, government and agency.......      --       343      --       343
  States and political subdivisions..........      --        16      --        16
  Other structured debt......................      --         6       4        10
Common and preferred equity..................     716       191      --       907
Mutual funds.................................      44        --      --        44
Private real estate investment funds.........      --        --       2         2
Private real estate investment trusts........      --        11     220       231
Cash and cash equivalents....................       1        --      --         1
Short-term investments.......................      23        23      --        46
                                              ------- --------- ------- ---------
   Total..................................... $   784 $   1,391 $   226 $   2,401
                                              ======= ========= ======= =========

   At December 31, 2014, assets classified as Level 1, Level 2, and Level 3 comprise approximately 32.4%, 57.6% and 10.0%, respectively, of qualified pension plan assets. At December 31, 2013, assets classified as Level 1, Level 2 and Level 3 comprised approximately 32.7%, 57.9% and 9.4%, respectively, of qualified pension plan assets. See Note 2 for a description of the fair value hierarchy. The fair values of qualified pension plan assets are measured and ascribed to levels within the fair value hierarchy in a manner consistent with the invested assets of the Company that are measured at fair value on a recurring basis. Except for an investment of approximately $1 million in a private REIT through a pooled separate account, there are no significant concentrations of credit risk arising within or across categories of qualified pension plan assets.

   The table below presents a reconciliation for all Level 3 qualified pension plan assets at December 31, 2014 and 2013, respectively.

                                                          PRIVATE
                                                        REAL ESTATE   PRIVATE
                                          FIXED         INVESTMENT   INVESTMENT  COMMON
                                     MATURITIES/(1)/       FUNDS       TRUSTS    EQUITY     TOTAL
                                    -----------------  ------------  ---------- --------  --------
                                                             (IN MILLIONS)
Balance at January 1, 2014......... $               4  $          2  $      220 $     --  $    226
Actual return on plan assets:
  Relating to assets still held at
   December 31, 2014...............                --            --          22       --        22
  Purchases/issues.................                --            --          --       --        --
  Sales/settlements................                --            (1)         --       (1)       (2)
  Transfers into/out of Level 3....                --            --          --       --        --
                                    -----------------  ------------  ---------- --------  --------
Balance at December 31, 2014....... $               4  $          1  $      242 $     (1) $    246
                                    =================  ============  ========== ========  ========

Balance at January 1, 2013......... $               5  $          3  $      197 $     --  $    205
Actual return on plan assets:
  Relating to assets still held at
   December 31, 2013...............                --            --          23       --        23
  Transfers into/out of Level 3....                (1)           (1)         --       --        (2)
                                    -----------------  ------------  ---------- --------  --------
Balance at December 31, 2013....... $               4  $          2  $      220 $     --  $    226
                                    =================  ============  ========== ========  ========

  /(1)/Includes commercial mortgage- and asset-backed securities and other structured debt.

   The discount rate assumptions used by AXA Equitable to measure the benefits obligations and related net periodic cost of its qualified pension plans reflect the rates at which those benefits could be effectively settled. Projected nominal cash outflows to fund expected annual benefits payments under AXA Equitable's qualified pension plan was discounted using a published high-quality bond yield curve. The discount rate used to measure the benefit obligation at December 31, 2014 and 2013 represents the level equivalent spot discount rate that produces the same aggregate present value measure of the total benefit obligation as the aforementioned discounted cash flow analysis.

   In 2014, AXA Equitable modified its practice for calculating the discount rate used to measure and report its defined benefit obligations primarily to change the reference high-quality bond yield curve from the Citigroup-AA curve to the Citigroup Above-Median-AA curve and to incorporate other refinements adding incremental precision to the calculation. These changes increased the resulting discount rate by 10 bps at December 31, 2014, thereby reducing the PBO of AXA Equitable's qualified pension plan and the related charge to equity to adjust the funded status of the plan by $25 million. Had the modifications and refinements to the discount rate calculation been applied at December 31, 2013, the discount rate and measurement of the funded status of the plan would not have changed from what was previously reported.

   In 2014, the Society of Actuaries ("SOA") finalized new mortality tables and a new mortality improvement scale, reflecting improved life expectancies and an expectation that trend will continue. AXA Equitable considered this new data and determined that mortality experience of the AXA Qualified Plan as well as other relevant demographics supported its retention of the existing SOA mortality tables combined with the use of a more robust improvements scale. Adoption of that modification, including projection of assumed mortality on a full generational approach, increased the December 31, 2014 unfunded PBO of AXA Equitable's qualified pension plan and the related pre-tax charge to shareholders' equity attributable to AXA Equitable by approximately $54 million.

   The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2014 and 2013.

                                                                        2014    2013
                                                                       ------- -------
Discount rates:
  Benefit obligation..................................................   3.60%   4.50%
  Periodic cost.......................................................   3.60%   4.50%
Rates of compensation increase:
  Benefit obligation and periodic cost................................   6.00%   6.00%
Expected long-term rates of return on pension plan assets
  (periodic cost).....................................................   6.75%   6.75%

   The expected long-term rate of return assumption on plan assets is based upon the target asset allocation of the plan portfolio and is determined using forward-looking assumptions in the context of historical returns and volatilities for each asset class.

   Prior to 1987, participants' benefits under AXA Equitable's qualified plan were funded through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $10 million, $10 million and $12 million for 2014, 2013 and 2012, respectively.

   The following table provides an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2015, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2014 and include benefits attributable to estimated future employee service.

                                                                PENSION
                                                               BENEFITS
                                                             -------------
                                                             (IN MILLIONS)

2015........................................................ $         188
2016........................................................           194
2017........................................................           189
2018........................................................           186
2019........................................................           182
Years 2020-2024.............................................           841

   AXA FINANCIAL ASSUMPTION

   Since December 31, 1999, AXA Financial has legally assumed primary liability from AXA Equitable for all current and future liabilities of AXA Equitable under certain employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits; AXA Equitable remains secondarily liable. AXA Equitable reimburses AXA Financial, Inc. for costs associated with these plans, as described in Note 11.

13)SHARE-BASED AND OTHER COMPENSATION PROGRAMS

   AXA and AXA Financial sponsor various share-based compensation plans for eligible employees and financial professionals of AXA Financial and its subsidiaries, including the Company. AllianceBernstein also sponsors its own unit option plans for certain of its employees.

   Compensations costs for 2014, 2013 and 2012 for share-based payment arrangements as further described herein are as follows:

                                                2014     2013      2012
                                              -------- --------  --------
                                                     (IN MILLIONS)
Performance Unit/Shares...................... $     10 $     43  $     24
Stock Options................................        1        2         3
AXA Shareplan................................       10       13        18
AXA Miles....................................       --       --         1
AllianceBernstein Stock Options..............       --       (4)        1
AllianceBernstein Restricted Units...........      171      286       148
                                              -------- --------  --------
Total Compensation Expenses.................. $    192 $    340  $    195
                                              ======== ========  ========

   U.S. employees are granted AXA ordinary share options under the Stock Option Plan for AXA Financial Employees and Associates (the "Stock Option Plan") and are granted AXA performance units under the AXA Performance Unit Plan (the "Performance Unit Plan"). In 2014, they were granted performance shares under the AXA International Performance Share Plan 2014 (the "Performance Share Plan").

   Performance Units and Performance Shares

   2014 GRANT. On March 24, 2014, under the terms of the Performance Share Plan, AXA awarded approximately 2 million unearned performance shares to employees of AXA Equitable. The extent to which 2014-2016 cumulative performance targets measuring the performance of AXA and the insurance related businesses of AXA Financial Group are achieved will determine the number of performance shares earned, which may vary in linear formula between 0% and 130% of the number of performance shares at stake. The first tranche of the performance shares earned during this performance period will vest and be settled on the third anniversary of the award date, and the second tranche of the performance shares earned will vest and be settled on the fourth anniversary of the award date. The plan will settle in shares to all participants. In 2014, the expense associated with the March 24, 2014 grant of performance shares was approximately $9 million.

   SETTLEMENT OF 2011 GRANT IN 2014. On April 3, 2014, cash distributions of approximately $26 million were made to active and former AXA Equitable employees in settlement of 986,580 performance units earned under the terms of the AXA Performance Unit Plan 2011.

   2013 GRANT. On March 22, 2013, under the terms of the Performance Share Plan, AXA awarded approximately 2.2 million unearned performance shares to employees of AXA Equitable. The extent to which 2013-2014 cumulative performance targets measuring the performance of AXA and the insurance related businesses of AXA Financial Group are achieved will determine the number of performance shares earned, which may vary in linear formula between 0% and 130% of the number of performance shares at stake. The performance shares earned during this performance period will vest and be settled on the third anniversary of the award date. The plan will settle in shares to all participants. In 2014 and 2013, the expense associated with the March 22, 2013 grant of performance shares was approximately $2 million and $11 million, respectively.

   50% SETTLEMENT OF 2010 GRANT IN 2013. On April 4, 2013, cash distributions of approximately $7 million and share distributions of approximately $49,000 were made to active and former AXA Equitable employees in settlement of 390,460 performance units, representing the remaining 50 percent of the number of performance units earned under the terms of the AXA Performance Unit Plan 2010. Cash distributions of approximately $9 million in settlement of approximately 539,000 performance units, representing the first 50 percent of the performance units earned under the terms of the AXA Performance Unit Plan 2010 were distributed in April 2012.

   2012 GRANT. On March 16, 2012, under the terms of the AXA Performance Unit Plan 2012, AXA awarded approximately 2.3 million unearned performance units to employees of AXA Equitable. The extent to which 2012-2013 cumulative performance targets measuring the performance of AXA and the insurance related businesses of AXA Financial Group are achieved will determine the number of performance units earned, which may vary in linear formula between 0% and 130% of the number of performance units at stake. The performance units earned during this performance period will vest and be settled in cash on the third anniversary of the award date. The price used to value the performance units at settlement will be the average closing price of the AXA ordinary share for the last 20 trading days of the vesting period converted to U.S. dollars using the Euro to U.S. dollar exchange rate on March 15, 2015. In 2014, 2013 and 2012, the expense associated with the March 16, 2012 grant of performance units was approximately $0 million, $26 million and $11 million, respectively.

   For 2014, 2013 and 2012, the Company recognized compensation costs of $10 million, $43 million and $24 million, respectively, for performance shares and units earned to date. The change in fair value of these awards is measured by the closing price of the underlying AXA ordinary shares or AXA ADRs. The cost of performance unit and share awards, as adjusted for achievement of performance targets and pre-vesting forfeitures is attributed over the shorter of the cliff-vesting period or to the date at which retirement eligibility is achieved. The value of performance units and shares earned and reported in Other liabilities in the consolidated balance sheets at December 31, 2014 and 2013 was $84 million and $108 million, respectively. Approximately 6 million outstanding performance units and shares are at risk to achievement of 2014 performance criteria, primarily representing the performance shares grant of March 24, 2014 for which cumulative average 2014-2016 performance targets will determine the number of performance shares earned and including all of the performance unit award granted on March 22, 2013.

   Stock Options

   2014 GRANT. On March 24, 2014, 395,720 options to purchase AXA ordinary shares were granted to employees of AXA Equitable under the terms of the Stock Option Plan at an exercise price of 18.68 euros. All of those options have a five-year graded vesting schedule, with one-third vesting on each of the third, fourth, and fifth anniversaries of the grant date. Of the total options awarded on March 24, 2014, 214,174 are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period. All of the options granted on March 24, 2014 have a ten-year term. The weighted average grant date fair value per option award was estimated at $2.89 using a Black-Scholes options pricing model with modification to measure the value of the conditional vesting feature. Key assumptions used in the valuation included expected volatility of 29.24%, a weighted average expected term of
   8.2 years, an expected dividend yield of 6.38% and a risk-free interest rate of 1.54%. The total fair value of these options (net of expected forfeitures) of approximately $1 million is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In 2014, the Company recognized expenses associated with the March 24, 2014 grant of options of approximately $345,000.

   2013 GRANT On March 22, 2013, approximately 457,000 options to purchase AXA ordinary shares were granted to employees of AXA Equitable under the terms of the Stock Option Plan at an exercise price of 13.81 euros. All of those options have a four-year graded vesting schedule, with one-third vesting on each of the second, third, and fourth anniversaries of the grant date. Approximately 246,000 of the total options awarded on March 22, 2013 are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period. All of the options granted on March 22, 2013 have a ten-year term. The weighted average grant date fair value per option award was estimated at $1.79 using a Black-Scholes options pricing model with modification to measure the value of the conditional vesting feature. Key assumptions used in the valuation included expected volatility of 31.27%, a weighted average expected term of 7.7 years, an expected dividend yield of 7.52% and a risk-free interest rate of 1.34%. The total fair value of these options (net of expected forfeitures) of $818,597 is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In 2014 and 2013, the Company recognized expenses associated with the March 22, 2013 grant of options of approximately $131,000 and $357,000, respectively.

   2012 GRANT. On March 16, 2012, approximately 901,000 options to purchase AXA ordinary shares were granted to AXA Equitable employees under the terms of the Stock Option Plan at an exercise price of 12.22 euros. All of those options have a four-year graded vesting schedule, with one-third vesting on each of the second, third, and fourth anniversaries of the grant date. Approximately 370,000 of the total options awarded on March 16, 2012 are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period. All of the options granted on March 16, 2012 have a ten-year term. The weighted average grant date fair value per option award was estimated at $2.48 using a Black-Scholes options pricing model with modification to measure the value of the conditional vesting feature. Key assumptions used in the valuation included expected volatility of 39.89%, a weighted average expected term of 5.6 years, an expected dividend yield of 7.54% and a risk-free interest rate of 1.8%. The total fair value of these options (net of expected forfeitures) of approximately $2 million is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In 2014, 2013 and 2012, respectively, the expense associated with the March 16, 2012 grant of options was approximately $192,000, $504,000 and $791,000.

   Shares Authorized

   The number of AXA ADRs or AXA ordinary shares authorized to be issued pursuant to option grants and, as further described below, restricted stock grants under The AXA Financial, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan") is approximately 124 million less the number of shares issued pursuant to option grants under The AXA Financial, Inc. 1991 Stock Incentive Plan (the predecessor plan to the Stock Incentive Plan). There is no limitation in the Stock Option Plan or the Equity Plan for Directors on the number of shares that may be issued pursuant to option or other grants.

   A summary of the activity in the AXA, AXA Financial and AllianceBernstein option plans during 2014 follows:

                                                                  Options Outstanding
                                    ------------------------------------------------------------------------------
                                                                                           AllianceBernstein Holding
                                         AXA Ordinary Shares            AXA ADRs/(3)/                Units
                                    ----------------------------   ----------------------- -----------------------
                                                     Weighted                    Weighted                 Weighted
                                      Number         Average         Number      Average     Number       Average
                                    Outstanding      Exercise      Outstanding   Exercise  Outstanding    Exercise
                                    (In 000's)        Price        (In 000's)     Price    (In 000's)      Price
                                    -----------  ---------------   -----------  ---------- -----------  ----------

Options outstanding at
  January 1, 2014..................    17,569.7  (Euro)    21.00       1,829.8  $    23.60     7,074.1  $    40.82
Options granted....................       403.1  (Euro)    18.16            --  $       --        25.1  $    22.99
Options exercised..................      (546.4) (Euro)    13.42        (590.2) $    20.02    (1,110.0) $    17.08
Options forfeited, net.............      (683.2) (Euro)    26.25        (138.6) $    23.39       (24.8) $    84.19
Options expired/reinstated.........        94.7               --           4.2          --       (22.0) $    33.00
                                    -----------                    -----------              ----------
Options Outstanding at
  December 31, 2014................    16,837.9  (Euro)    21.39       1,105.2  $    25.53     5,942.4  $    45.03
                                    ===========  ===============   ===========  ==========  ==========  ==========
Aggregate Intrinsic Value/(1)/.....              (Euro)   --/ (2)/              $    278.9              $   --/ (2)/
                                                 ===============                ==========              ==========
Weighted Average Remaining
  Contractual Term (in years)......        3.28                           0.67                     3.9
                                    ===========                    ===========              ==========
Options Exercisable at
  December 31, 2014................    13,890.4  (Euro)    22.44       1,105.2  $    25.53     4,949.0       38.12
                                    ===========  ===============   ===========  ==========  ==========  ==========
Aggregate Intrinsic Value/(1)/.....              (Euro)   --/ (2)/              $  7,967.9              $   --/ (2)/
                                                 ===============                ==========              ==========
Weighted Average Remaining
  Contractual Term (in years)......        2.62                           0.67                     3.9
                                    ===========                    ===========              ==========

  /(1)/Intrinsic value, presented in millions, is calculated as the excess of the closing market price on December 31, 2014 of the respective underlying shares over the strike prices of the option awards.
  /(2)/The aggregate intrinsic value on options outstanding, exercisable and expected to vest is negative and is therefore presented as zero in the table above.
  /(3)/AXA ordinary shares will be delivered to participants in lieu of AXA
       ADRs at exercise or maturity.

   Cash proceeds received from employee exercises of stock options in 2014 was $12 million. The intrinsic value related to employee exercises of stock options during 2014, 2013 and 2012 were $3 million, $14 million and $5 million respectively, resulting in amounts currently deductible for tax purposes of $1 million, $5 million, and $2 million, respectively, for the periods then ended. In 2014, 2013 and 2012, windfall tax benefits of approximately $1 million, $5 million and $2 million, respectively, resulted from employee exercises of stock option awards.

   At December 31, 2014, AXA Financial held approximately 6,213 AXA ordinary shares in treasury at a weighted average cost of $22.86 per share, which were designated to fund future exercises of outstanding stock.

   For the purpose of estimating the fair value of stock option awards, the Company applies the Black-Scholes model and attributes the result over the requisite service period using the graded-vesting method. A Monte-Carlo simulation approach was used to model the fair value of the conditional vesting feature of the awards of options to purchase AXA ordinary shares. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2014, 2013 and 2012, respectively.

                                                   AXA Ordinary Shares       AllianceBernstein Holding Units
                                              ----------------------------  --------------------------------
                                                2014      2013      2012      2014        2013        2012
                                              --------  --------  --------  --------  ------------  --------

Dividend yield...............................     6.38%     7.52%     7.54%     8.40%  8.0 - 8.3%       6.20%
Expected volatility..........................    29.24%    31.27%    39.89%    48.90% 49.7 - 49.8%     49.20%
Risk-free interest rates.....................     1.54%     1.34%     1.80%     1.50%  0.8 - 1.7%        0.7%
Expected life in years.......................     8.20       7.7       5.6      6.00       6.0           6.0
Weighted average fair value per option at
  grant date................................. $   2.89  $   1.79  $   2.48  $   4.78  $       5.44  $   3.67

   For 2014, 2013 and 2012, the Company recognized compensation costs (credits) for employee stock options of $1 million, $(2) million and $4 million, respectively. As of December 31, 2014, approximately $1 million of unrecognized compensation cost related to unvested employee stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 1.0 year.

   Restricted Awards

   Under the Stock Incentive Plan, AXA Financial grants restricted stock to employees and financial professionals of its subsidiaries. Generally, all outstanding restricted stock awards have vesting terms ranging from three to five years. Under The Equity Plan for Directors (the "Equity Plan"), AXA Financial grants non-officer directors of AXA Financial and certain subsidiaries (including AXA Equitable) restricted AXA ordinary shares (prior to 2011, AXA ADRs) and unrestricted AXA ordinary shares (prior to March 15, 2010, AXA ADRs) annually. Similarly, AllianceBernstein awards restricted AllianceBernstein Holding units to independent members of its General Partner. In addition, under its Century Club Plan, awards of restricted AllianceBernstein Holding units that vest ratably over three years are made to eligible AllianceBernstein employees whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds.

   For 2014, 2013 and 2012, respectively, the Company recognized compensation costs of $171 million, $286 million and $148 million for awards outstanding under these restricted stock and unit award plans. The fair values of awards made under these plans are measured at the date of grant by reference to the closing price of the unrestricted shares, and the result generally is attributed over the shorter of the requisite service period, the performance period, if any, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. At December 31, 2014, approximately 19.7 million restricted shares and Holding units remain unvested. At December 31, 2014, approximately $46 million of unrecognized compensation cost related to these unvested awards, net of estimated pre-vesting forfeitures, is expected to be recognized over a weighted average period of 3.8 years.

   The following table summarizes unvested restricted stock activity for 2014.

                                                                                             WEIGHTED
                                                                                 SHARES OF   AVERAGE
                                                                                 RESTRICTED GRANT DATE
                                                                                   STOCK    FAIR VALUE
                                                                                 ---------- ----------

Unvested as of January 1, 2014..................................................     71,379 $    14.09
Granted.........................................................................     11,819 $    18.52
Vested..........................................................................     31,738 $    13.66
                                                                                 ---------- ----------
Unvested as of December 31, 2014................................................     51,460 $    15.37
                                                                                 ========== ==========

   Restricted stock vested in 2014, 2013 and 2012 had aggregate vesting date fair values of approximately $1 million, $1 million and $1 million, respectively.

   AXA Shareplan

   2014 AXA SHAREPLAN. In 2014, eligible employees of participating AXA Financial subsidiaries were offered the opportunity to purchase newly issued AXA stock, subject to plan limits, under the terms of AXA Shareplan 2014. Eligible employees could have reserved a share purchase during the reservation period from September 1, 2014 through September 16, 2014 and could have canceled their reservation or elected to make a purchase for the first time during the retraction/subscription period from October 28, 2014 through October 31, 2014. The U.S. dollar purchase price was determined by applying the U.S. dollar/Euro forward exchange rate on October 23, 2014 to the discounted formula subscription price in Euros. "Investment Option A" permitted participants to purchase AXA ordinary shares at a 20% formula discounted price of $18.69 per share. "Investment Option B" permitted participants to purchase AXA ordinary shares at a 10.8% formula discounted price of $20.83 per share on a leveraged basis with a guaranteed return of initial investment plus a portion of any appreciation in the undiscounted value of the total shares purchased. For purposes of determining the amount of any appreciation, the AXA ordinary share price will be measured over a fifty-two week period preceding the scheduled end date of AXA Shareplan 2014 which is July 1, 2019. All subscriptions became binding and irrevocable on October 31, 2014.

   The Company recognized compensation expense of $10 million in 2014, $13 million in 2013 and $18 million in 2012 in connection with each respective year's offering of AXA stock under the AXA Shareplan, representing the aggregate discount provided to AXA Equitable participants for their purchase of AXA stock under each of those plans, as adjusted for the post-vesting, five-year holding period. AXA Equitable participants in AXA Shareplans 2014, 2013 and 2012 primarily invested under Investment Option B for the purchase of approximately 5 million, 5 million and 8 million AXA ordinary shares, respectively.

   AXA Miles Program

   AXA MILES PROGRAM 2012. On March 16, 2012, under the terms of the AXA Miles Program 2012, AXA granted 50 AXA ordinary shares ("AXA Miles") to every employee and eligible financial professional of AXA Group for the purpose of enhancing long-term employee-shareholder engagement. Each AXA Mile represents a phantom share of AXA stock that will convert to an actual AXA ordinary share at the end of a four-year vesting period provided the employee or financial professional remains in the employ of the company or has retired from service. Half of each AXA Miles grant, or 25 AXA Miles, were subject to an additional vesting condition that required improvement in at least one of two AXA performance metrics in 2012 as compared to 2011 and was confirmed to have been achieved. The total fair value of these AXA Miles awards of approximately $6 million, net of expected forfeitures, is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible and is updated to reflect changes in respect of the expectation for meeting the predefined performance conditions. In 2014 and 2013, respectively, the expense associated with the March 16, 2012 grant of AXA Miles was approximately $295,000 and $278,000.

   AllianceBernstein Long-term Incentive Compensation Plans

   AllianceBernstein maintains several unfunded long-term incentive compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made, however, ACMC, LLC ("ACMC"), an indirect wholly owned subsidiary of AXA Financial, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under this plan as well as other assumed contractual unfunded deferred compensation arrangements covering certain executives. Prior to changes implemented by AllianceBernstein in fourth quarter 2011, as further described below, compensation expense for the remaining active plans was recognized on a straight-line basis over the applicable vesting period. Prior to 2009, participants in these plans designated the percentages of their awards to be allocated among notional investments in Holding units or certain investment products (primarily mutual funds) sponsored by AllianceBernstein. Beginning in 2009, annual awards granted under the Amended and Restated AllianceBernstein Incentive Compensation Award Program were in the form of restricted Holding units.

   In fourth quarter 2011, AllianceBernstein implemented changes to AllianceBernstein's employee long-term incentive compensation award. AllianceBernstein amended all outstanding year-end deferred incentive compensation awards of active employees (i.e., those employees employed as of December 31, 2011), so that employees who terminate their employment or are terminated without cause may continue to vest, so long as the employees do not violate the agreements and covenants set forth in the applicable award agreement, including restrictions on competition, employee and client solicitation, and a claw-back for failing to follow existing risk management policies. This amendment resulted in the immediate recognition in the fourth quarter of the cost of all unamortized deferred incentive compensation on outstanding awards from prior years that would otherwise have been expensed in future periods.

   In addition, awards granted in 2012 contain the same vesting provisions and, accordingly, AllianceBernstein's annual incentive compensation expense reflect 100% of the expense associated with the deferred incentive compensation awarded in each year. This approach to expense recognition closely matches the economic cost of awarding deferred incentive compensation to the period in which the related service is performed.

   AllianceBernstein engages in open-market purchases of AllianceBernstein Holding L.P. ("AB Holding") units ("Holding units") to help fund anticipated obligations under its incentive compensation award program, for purchases of Holding units from employees and other corporate purposes. During 2014 and 2013, AllianceBernstein purchased 3.6 million and 5.2 million Holding units for $93 million and $111 million respectively. These amounts reflect open-market purchases of 0.3 million and 1.9 million Holding units for $7 million and $39 million, respectively, with the remainder relating to purchases of Holding units from employees to allow them to fulfill statutory tax requirements at the time of distribution of long-term incentive compensation awards, offset by Holding units purchased by employees as part of a distribution reinvestment election.

   During 2014, AllianceBernstein granted to employees and Eligible Directors
   7.6 million restricted AB Holding Unit awards (including 6.6 million granted in December for 2014 year-end awards). During 2013, AllianceBernstein granted to employees and Eligible Directors 13.9 million restricted AB Holding awards (including 6.5 million granted in December 2013 for 2013 year-end awards and 6.5 million granted in January 2013 for 2012 year-end awards). Prior to third quarter 2013, AllianceBernstein funded these awards by allocating previously repurchased Holding units that had been held in its consolidated rabbi trust. In 2014, AB Holding used Holding units repurchased during the fourth quarter of 2014 and newly-issued Holding units to fund restricted Holding awards.

   Effective July 1, 2013, management of AllianceBernstein and AllianceBernstein Holding L.P. ("AB Holding") retired all unallocated Holding units in AllianceBernstein's consolidated rabbi trust. To retire such units, AllianceBernstein delivered the unallocated Holding units held in its consolidated rabbi trust to AB Holding in exchange for the same amount of AllianceBernstein units. Each entity then retired its respective units. As a result, on July 1, 2013, each of AllianceBernstein's and AB Holding's units outstanding decreased by approximately 13.1 million units. AllianceBernstein and AB Holding intend to retire additional units as AllianceBernstein purchases Holding units on the open market or from employees to allow them to fulfill statutory tax withholding requirements at the time of distribution of long-term incentive compensation awards, if such units are not required to fund new employee awards in the near future. If a sufficient number of Holding units is not available in the rabbi trust to fund new awards, AB Holding will issue new Holding units in exchange for newly-issued AllianceBernstein units, as was done in December 2013.

   The 2012 long-term incentive compensation awards allowed most employees to allocate their award between restricted Holding units and deferred cash. As a result, 6.5 million restricted Holding unit awards for the December 2012 awards were awarded and allocated as such within the consolidated rabbi trust in January. There were approximately 17.9 million unallocated Holding units remaining in the consolidated rabbi trust as of December 31, 2012. The purchases and issuances of Holding units resulted in an increase of $60 million in Capital in excess of par value during 2012 with a corresponding decrease of $60 million in Noncontrolling interest.

   The Company recorded compensation and benefit expenses in connection with these long-term incentive compensation plans of AllianceBernstein totaling $173 million, $156 million and $147 million for 2014, 2013 and 2012, respectively. The cost of the 2014 awards made in the form of restricted Holding units was measured, recognized, and disclosed as a share-based compensation program.

   On July 1, 2010, the AllianceBernstein 2010 Long Term Incentive Plan ("2010 Plan"), as amended, was established, under which various types of Holding unit-based awards have been available for grant to its employees and Eligible Directors, including restricted or phantom restricted Holding unit awards, Holding unit appreciation rights and performance awards, and options to buy Holding units. The 2010 Plan will expire on June 30, 2020 and no awards under the 2010 Plan will be made after that date. Under the 2010 Plan, the aggregate number of Holding units with respect to which awards may be granted is 60 million, including no more than 30 million newly issued Holding units. As of December 31, 2014, 273,387 options to buy Holding units had been granted and 42 million Holding units net of forfeitures, were subject to other Holding unit awards made under the 2010 Plan. Holding unit-based awards (including options) in respect of 17 million Holding units were available for grant as of December 31, 2014.

14)INCOME TAXES

   A summary of the income tax (expense) benefit in the consolidated statements of earnings (loss) follows:

                                                 2014      2013     2012
                                              ---------  -------- -------
                                                     (IN MILLIONS)
Income tax (expense) benefit:
  Current (expense) benefit.................. $    (552) $    197 $  (233)
  Deferred (expense) benefit.................    (1,143)    1,876     391
                                              ---------  -------- -------
Total........................................ $  (1,695) $  2,073 $   158
                                              =========  ======== =======

   The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and noncontrolling interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects are as follows:

                                                 2014      2013     2012
                                              ---------  --------  ------
                                                     (IN MILLIONS)

Expected income tax (expense) benefit........ $  (2,140) $  1,858  $  (20)
Noncontrolling interest......................       119       101      37
Separate Accounts investment activity........       116       122      94
Non-taxable investment income (loss).........        12        20      24
Tax audit interest...........................        (6)      (14)     (2)
State income taxes...........................        (4)       (6)      7
AllianceBernstein Federal and foreign taxes..         4         2      10
Tax settlement...............................       212        --      --
Other........................................        (8)      (10)      8
                                              ---------  --------  ------
Income tax (expense) benefit................. $  (1,695) $  2,073  $  158
                                              =========  ========  ======

   In second quarter 2014 the Company recognized a tax benefit of $212 million related to settlement of the IRS audit for tax years 2006 and 2007.

   In February 2014, the IRS released Revenue Ruling 2014-7, eliminating the IRS' previous guidance related to the methodology to be followed in calculating the Separate Account dividends received deduction ("DRD"). However, there remains the possibility that the IRS and the U.S. Treasury will address, through subsequent guidance, the issues previously raised related to the calculation of the DRD. The ultimate timing and substance of any such guidance is unknown. It is also possible that the calculation of the Separate Account DRD will be addressed in future legislation. Any such guidance or legislation could result in the elimination or reduction on either a retroactive or prospective basis of the Separate Account DRD tax benefit that the Company receives.

   The components of the net deferred income taxes are as follows:

                                               DECEMBER 31, 2014   December 31, 2013
                                              ------------------- -------------------
                                              ASSETS  LIABILITIES Assets  Liabilities
                                              ------- ----------- ------- -----------
                                                           (IN MILLIONS)

Compensation and related benefits............ $   150 $        -- $   104 $        --
Reserves and reinsurance.....................      --       1,785      --         688
DAC..........................................      --       1,162      --       1,016
Unrealized investment gains or losses........      --         614      --          85
Investments..................................      --       1,490      --       1,410
Net operating losses and credits.............     512          --     492          --
Other........................................     112          --       7          --
                                              ------- ----------- ------- -----------
Total........................................ $   774 $     5,051 $   603 $     3,199
                                              ======= =========== ======= ===========

   As of December 31, 2014, the Company had $512 million of AMT credits which do not expire.

   The Company does not provide income taxes on the undistributed earnings of non-U.S. corporate subsidiaries except to the extent that such earnings are not permanently invested outside the United States. As of December 31, 2014, $264 million of accumulated undistributed earnings of non-U.S. corporate subsidiaries were permanently invested outside the United States. At existing applicable income tax rates, additional taxes of approximately $106 million would need to be provided if such earnings were remitted.

   At December 31, 2014 and 2013, of the total amount of unrecognized tax benefits $397 million and $568 million, respectively, would affect the effective rate.

   The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. Interest and penalties included in the amounts of unrecognized tax benefits at December 31, 2014 and 2013 were $77 million and $120 million, respectively. For 2014, 2013 and 2012, respectively, there were $43 million, $15 million and $4 million in interest expense related to unrecognized tax benefits.

   A reconciliation of unrecognized tax benefits (excluding interest and penalties) follows:

                                               2014    2013    2012
                                              ------  ------  ------
                                                   (IN MILLIONS)

Balance at January 1,........................ $  592  $  573  $  453
Additions for tax positions of prior years...     56      57     740
Reductions for tax positions of prior years..   (181)    (38)   (620)
Additions for tax positions of current year..      8      --      --
                                              ------  ------  ------
Balance at December 31,...................... $  475  $  592  $  573
                                              ======  ======  ======

   During the second quarter of 2014, the IRS completed its examination of the Company's 2006 and 2007 Federal corporate income tax returns and issued its Revenue Agent's Report. An appeal of the 2004 and 2005 tax years is pending at the Appeals Office of the IRS. It is reasonably possible that the total amounts of unrecognized tax benefit will change within the next 12 months due to the conclusion of IRS proceedings and the addition of new issues for open tax years. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

15)ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

   AOCI represents cumulative gains (losses) on items that are not reflected in earnings (loss). The balances for the past three years follow:

                                                         DECEMBER 31,
                                              ---------------------------------
                                                 2014        2013       2012
                                              ----------  ---------  ----------
                                                        (IN MILLIONS)

Unrealized gains (losses) on investments..... $    1,089  $     141  $    1,352
Defined benefit pension plans................       (780)      (757)     (1,056)
                                              ----------  ---------  ----------
Total accumulated other comprehensive
  income (loss)..............................        309       (616)        296
                                              ----------  ---------  ----------
Less: Accumulated other comprehensive
  (income) loss attributable to
  noncontrolling interest....................         42         13          21
                                              ----------  ---------  ----------
Accumulated Other Comprehensive Income
  (Loss) Attributable to AXA Equitable....... $      351  $    (603) $      317
                                              ==========  =========  ==========

   The components of OCI for the past three years, net of tax, follow:

                                                     2014         2013       2012
                                                  ----------  -----------  --------

                                                            (IN MILLIONS)
Change in net unrealized gains (losses)
  on investments:
  Net unrealized gains (losses) arising
   during the year............................... $    1,043  $    (1,550) $    658
  (Gains) losses reclassified into net
   earnings (loss) during the year/(1)/..........         37           49        59
                                                  ----------  -----------  --------
Net unrealized gains (losses) on investments.....      1,080       (1,501)      717
Adjustments for policyholders liabilities,
  DAC, insurance liability loss recognition
  and other......................................       (132)         290      (137)
                                                  ----------  -----------  --------
Change in unrealized gains (losses), net of
  adjustments and (net of deferred income
  tax expense (benefit) of $529, $(654) and $318)        948       (1,211)      580
                                                  ----------  -----------  --------
Change in defined benefit plans:
  Net gain (loss) arising during the year........        (95)         198       (82)
  Prior service cost arising during the year.....         --           --         1
  Less: reclassification adjustments to net
   earnings (loss) for:/(2)/
   Amortization of net (gains) losses
     included in net periodic cost...............         72          101       106
   Amortization of net prior service credit
     included in net periodic cost...............         --           --         1
                                                  ----------  -----------  --------
Change in defined benefit plans (net of
  deferred income tax expense (benefit) of
  $(15), $161 and $14)...........................        (23)         299        26
                                                  ----------  -----------  --------
Total other comprehensive income (loss), net
  of income taxes................................        925         (912)      606
Less: Other comprehensive (income) loss
  attributable to noncontrolling interest........         29           (8)        8
                                                  ----------  -----------  --------
Other Comprehensive Income (Loss)
  Attributable to AXA Equitable.................. $      954  $      (920) $    614
                                                  ==========  ===========  ========

  /(1)/See "Reclassification adjustments" in Note 3. Reclassification amounts presented net of income tax expense (benefit) of $(19) million, $(26) million and $(32) million for 2014, 2013 and 2012, respectively.
  /(2)/These AOCI components are included in the computation of net periodic costs (see Note 12). Reclassification amounts presented net of income tax expense (benefit) of $(39) million, $(54) million and $(58) million for 2014, 2013 and 2012, respectively.

   Investment gains and losses reclassified from AOCI to net earnings (loss) primarily consist of realized gains (losses) on sales and OTTI of AFS securities and are included in Total investment gains (losses), net on the consolidated statements of earnings (loss). Amounts reclassified from AOCI to net earnings (loss) as related to defined benefit plans primarily consist of amortizations of net (gains) losses and net prior service cost (credit) recognized as a component of net periodic cost and reported in Compensation and benefit expenses in the consolidated statements of earnings (loss). Amounts presented in the table above are net of tax.

16)COMMITMENTS AND CONTINGENT LIABILITIES

   Debt Maturities

   At December 31, 2014, aggregate maturities of the long-term debt, including any current portion of long-term debt, based on required principal payments at maturity, were $200 million for 2015 and $0 million for 2017 and thereafter.

   Leases

   The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under non-cancelable operating leases for 2015 and the four successive years are $211 million, $212 million, $209 million, $195 million, $184 million and $1,081 million thereafter. Minimum future sublease rental income on these non-cancelable operating leases for 2015 and the four successive years is $53 million, $55 million, $54 million, $53 million, $53 million and $153 million thereafter.

   Restructuring

   As part of the Company's on-going efforts to reduce costs and operate more efficiently, from time to time, management has approved and initiated plans to reduce headcount and relocate certain operations. In 2014, 2013 and 2012, respectively, AXA Equitable recorded $42 million, $85 million and $30 million pre-tax charges related to severance and lease costs. The amounts recorded in 2014 and 2013 included pre-tax charges of $25 million and $52 million, respectively, related to the reduction in office space in the Company's 1290 Avenue of the Americas, New York, NY headquarters. The restructuring costs and liabilities associated with the Company's initiatives were as follows:

                                                              DECEMBER 31,
                                                        -----------------------
                                                          2014    2013    2012
                                                        -------  ------  ------
                                                             (IN MILLIONS)

Balance, beginning of year............................. $   122  $   52  $   44
Additions..............................................      21     140      54
Cash payments..........................................     (24)    (66)    (46)
Other reductions.......................................      (6)     (4)     --
                                                        -------  ------  ------
Balance, End of Year................................... $   113  $  122  $   52
                                                        =======  ======  ======

   As a result of AllianceBernstein's ongoing efforts to operate more efficiently during 2014, 2013 and 2012, respectively, AllianceBernstein recorded a $6 million, $4 million and $21 million pre-tax charge related to severance costs. During 2013 and 2012, AllianceBernstein recorded $28 million and $223 million, respectively, of pre-tax real estate charges related to a global office space consolidation plan. The charges reflected the net present value of the difference between the amount of AllianceBernstein's on-going contractual operating lease obligations for this space and their estimate of current market rental rates, as well as the write-off of leasehold improvements, furniture and equipment related to this space offset by changes in estimates relating to previously recorded real estate charges. Included in the 2013 real estate charge was a charge of $17 million related to additional sublease losses resulting from the extension of sublease marketing periods. AllianceBernstein will compare current sublease market conditions to those assumed in their initial write-offs and record any adjustments if necessary.

   Guarantees and Other Commitments

   The Company provides certain guarantees or commitments to affiliates and others. At December 31, 2014, these arrangements include commitments by the Company to provide equity financing of $476 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

   AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

   The Company had $16 million of undrawn letters of credit related to reinsurance at December 31, 2014. The Company had $498 million of commitments under existing mortgage loan agreements at December 31, 2014.

   During 2009, AllianceBernstein entered into a subscription agreement under which it committed to invest up to $35 million, as amended in 2011, in a venture capital fund over a six-year period. As of December 31, 2014, AllianceBernstein had funded $32 million of this commitment.

   During 2010, as general partner of the AllianceBernstein U.S. Real Estate L.P. (the "Real Estate Fund"), AllianceBernstein committed to invest $25 million in the Real Estate Fund. As of December 31, 2014, AllianceBernstein had funded $16 million of this commitment.

   During 2012, AllianceBernstein entered into an investment agreement under which it committed to invest up to $8 million in an oil and gas fund over a three-year period. As of December 31, 2014, AllianceBernstein had funded $6 million of this commitment.

17)LITIGATION

   INSURANCE LITIGATION

   A lawsuit was filed in the United States District Court of the District of New Jersey in July 2011, entitled Mary Ann Sivolella v. AXA Equitable Life Insurance Company and AXA Equitable Funds Management Group, LLC ("FMG LLC") ("Sivolella Litigation"). The lawsuit was filed derivatively on behalf of eight funds. The lawsuit seeks recovery under Section 36(b) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), for alleged excessive fees paid to AXA Equitable and FMG LLC for investment management services. In November 2011, plaintiff filed an amended complaint, adding claims under Sections 47(b) and 26(f) of the Investment Company Act, as well as a claim for unjust enrichment. In addition, plaintiff purports to file the lawsuit as a class action in addition to a derivative action. In the amended complaint, plaintiff seeks recovery of the alleged overpayments, rescission of the contracts, restitution of all fees paid, interest, costs, attorney fees, fees for expert witnesses and reserves the right to seek punitive damages where applicable. In December 2011, AXA Equitable and FMG LLC filed a motion to dismiss the amended complaint. In May 2012, the Plaintiff voluntarily dismissed her claim under Section 26(f) seeking restitution and rescission under Section 47(b) of the 1940 Act. In September 2012, the Court denied the defendants' motion to dismiss as it related to the Section 36(b) claim and granted the defendants' motion as it related to the unjust enrichment claim.

   In January 2013, a second lawsuit was filed in the United States District Court of the District of New Jersey entitled Sanford et al. v. FMG LLC ("Sanford Litigation"). The lawsuit was filed derivatively on behalf of eight funds, four of which are named in the Sivolella lawsuit as well as four new funds, and seeks recovery under Section 36(b) of the Investment Company Act for alleged excessive fees paid to FMG LLC for investment management services. In light of the similarities of the allegations in the Sivolella and Sanford Litigations, the parties and the Court agreed to consolidate the two lawsuits.

   In April 2013, the plaintiffs in the Sivolella and Sanford Litigations amended the complaints to add additional claims under Section 36(b) of the Investment Company Act for recovery of alleged excessive fees paid to FMG LLC in its capacity as administrator of EQ Advisors Trust. The Plaintiffs seek recovery of the alleged overpayments, or alternatively, rescission of the contract and restitution of the excessive fees paid, interest, costs and fees. In January 2015, defendants filed a motion for summary judgment as well as various motions to strike certain of the Plaintiffs' experts in the Sivolella and Sanford Litigations. Also in January 2015, two Plaintiffs in the Sanford Litigation filed a motion for partial summary judgment relating to the EQ/Core Bond Index Portfolio as well as motions in limine to bar admission of certain documents and preclude the testimony of one of defendants' experts.

   A lawsuit was filed in the United States District Court for the Southern District of New York in April 2014, entitled Andrew Yale, on behalf of himself and all others similarly situated v. AXA Life Insurance Company F/K/A AXA Equitable Life Insurance Company. The lawsuit is a putative class action on behalf of all persons and entities that, directly or indirectly, purchased, renewed or paid premiums on life insurance policies issued by AXA Equitable from 2011 to March 11, 2014 (the "Policies"). The complaint alleges that AXA Equitable did not disclose in its New York statutory annual statement or elsewhere that certain reinsurance transactions with affiliated reinsurance companies were collateralized using "contractual parental guarantees," and thereby AXA Equitable allegedly misrepresented its "financial condition" and "legal reserve system." The lawsuit seeks recovery under Section 4226 of the New York Insurance Law of the equivalent of all premiums paid by the class for the Policies during the relevant period. In June 2014, AXA Equitable filed a motion to dismiss the complaint on procedural grounds, which was denied in October 2014. In February 2015, plaintiffs substituted two new named plaintiffs for the current named plaintiff, Mr. Yale, who had determined that he could not serve as the named plaintiff and class representative in the case. In March 2015, AXA Equitable filed a motion to dismiss on substantial grounds.

   A lawsuit was filed in the Supreme Court of the State of New York, County of Westchester, Commercial Division ("New York state court") in June 2014, entitled Jessica Zweiman, Executrix of the Estate of Anne Zweiman, on behalf of herself and all others similarly situated v. AXA Equitable Life Insurance Company. The lawsuit is a putative class action on behalf of "all persons who purchased variable annuities from AXA Equitable which subsequently became subject to the ATM Strategy, and who suffered injury as a result thereof." Plaintiff asserts that volatility management techniques - which the complaint refers to as the "ATM Strategy" - were implemented in certain variable investment options offered to plaintiff's mother under her variable annuity contract and that use of volatility management in those options "breached the terms of the variable deferred annuities held by plaintiff and the Class." The lawsuit seeks unspecified damages. In July 2014, AXA Equitable filed a notice of removal to the United States District Court for the Southern District of New York. In July 2014, plaintiff filed a motion to remand the action to New York state court. In September 2014, AXA Equitable filed a motion to dismiss the Complaint as precluded by the Securities Litigation Uniform Standards Act.

   In November 2014, a separate lawsuit entitled Arlene Shuster, on behalf of herself and all others similarly situated v. AXA Equitable Life Insurance Company was filed in the Superior Court of New Jersey, Camden County ("New Jersey state court"). The lawsuit is a putative class action on behalf of "all AXA [Equitable] variable life insurance policyholders who allocated funds from their Policy Accounts to investments in AXA's Separate Accounts, which were subsequently subjected to volatility-management strategy, and who suffered injury as a result thereof." Plaintiff asserts that volatility management techniques were implemented in certain variable investment funds offered to plaintiff under her variable life insurance contract and that use of volatility management in those funds "breached the terms of the variable life insurance policies held by plaintiff and the Class." The lawsuit seeks unspecified damages. In December 2014, AXA Equitable filed a notice of removal to the United States District Court for the District of New Jersey and a motion to transfer to the United States District Court for the Southern District of New York. In January 2015, plaintiff filed a motion to remand the action to New Jersey state court. In January 2015, the New Jersey federal district court stayed AXA Equitable's motion to transfer, as well as its date to respond to the complaint, pending resolution of Plaintiff's motion to remand.

   ALLIANCEBERNSTEIN LITIGATION

   During first quarter 2012, AllianceBernstein received a legal letter of claim (the "Letter of Claim") sent on behalf of Philips Pension Trustees Limited and Philips Electronics UK Limited ("Philips"), a former pension fund client, alleging that AllianceBernstein Limited (one of

   AllianceBernstein's subsidiaries organized in the United Kingdom) was negligent and failed to meet certain applicable standards of care with respect to the initial investment in, and management of, a (Pounds)500 million portfolio of U.S. mortgage-backed securities. The alleged damages range between $177 million and $234 million, plus compound interest on an alleged $125 million of realized losses in the portfolio. On January 2, 2014, Philips filed a claim form ("Claim") in the High Court of Justice in London, England, which formally commenced litigation with respect to the allegations in the Letter of Claim. AllianceBernstein believes that it has strong defenses to these claims, which were set forth in AllianceBernstein's October 12, 2012 response to the Letter of Claim and AllianceBernstein's June 27, 2014 Statement of Defence in response to the Claim, and will defend this matter vigorously.

           ---------------------------------------------------------

   In addition to the matters described above, a number of lawsuits, claims, assessments and regulatory inquiries have been filed or commenced against life and health insurers and asset managers in the jurisdictions in which AXA Equitable and its respective subsidiaries do business. These actions and proceedings involve, among other things, insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration, product design, features and accompanying disclosure, alleged breach of fiduciary duties, alleged mismanagement of client funds and other matters. Some of the matters have resulted in the award of substantial judgments against other insurers and asset managers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable and its subsidiaries from time to time are involved in such actions and proceedings. Some of these actions and proceedings filed against AXA Equitable and its subsidiaries have been brought on behalf of various alleged classes of plaintiffs and certain of these plaintiffs seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on AXA Equitable's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

   Although the outcome of litigation and regulatory matters generally cannot be predicted with certainty, management intends to vigorously defend against the allegations made by the plaintiffs in the actions described above and believes that the ultimate resolution of the litigation and regulatory matters described therein involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of AXA Equitable. Management cannot make an estimate of loss, if any, or predict whether or not any of the litigations and regulatory matters described above will have a material adverse effect on AXA Equitable's consolidated results of operations in any particular period.

18)INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

   AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under New York insurance law, a domestic life insurer may, without prior approval of the Superintendent of the NYSDFS, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $517 million during 2015. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent of the NYSDFS who then has 30 days to disapprove the distribution. For 2014, 2013 and 2012, respectively, AXA Equitable's statutory net income (loss) totaled $1,664 million, $(28) million and $602 million. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $5,793 million and $4,360 million at December 31, 2014 and 2013, respectively. In 2014 AXA Equitable paid $382 million in shareholders' dividends. In 2013, AXA Equitable paid $234 million in shareholder dividends and transferred approximately 10.9 million in Units of AllianceBernstein (fair value of $234 million) in the form of a dividend to AXA Financial. In 2012, AXA Equitable paid $362 million in shareholder dividends.

   At December 31, 2014, AXA Equitable, in accordance with various government and state regulations, had $65 million of securities on deposit with such government or state agencies.

   In 2014 and 2013 AXA Equitable, with the approval of the NYSDFS, repaid at par value plus accrued interest $825 million and $500 million, respectively, of outstanding surplus notes to AXA Financial.

   At December 31, 2014 and for the year then ended, there were no differences in net income (loss) and capital and surplus resulting from practices prescribed and permitted by NYSDFS and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2014.

   Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from U.S. GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total equity under U.S. GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from U.S. GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under

   SAP but deferred under U.S. GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with limited recognition of deferred tax assets while under U.S. GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and U.S. GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under U.S. GAAP; (g) reporting the surplus notes as a component of surplus in SAP but as a liability in U.S. GAAP; (h) computer software development costs are capitalized under U.S. GAAP but expensed under SAP; (i) certain assets, primarily prepaid assets, are not admissible under SAP but are admissible under U.S. GAAP, (j) the fair valuing of all acquired assets and liabilities including intangible assets are required for U.S. GAAP purchase accounting and (k) cost of reinsurance which is recognized as expense under SAP and amortized over the life of the underlying reinsured policies under U.S. GAAP.
   The following tables reconcile AXA Equitable's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by NYSDFS laws and regulations with consolidated net earnings (loss) and equity attributable to AXA Equitable on a U.S. GAAP basis.

                                                                                     DECEMBER 31,
                                                                          ----------------------------------
                                                                             2014        2013        2012
                                                                          ----------  ----------  ----------
                                                                                     (IN MILLIONS)
Net change in statutory surplus and capital stock........................ $    1,345  $     (864) $       64
Change in AVR............................................................         89          46         269
                                                                          ----------  ----------  ----------
Net change in statutory surplus, capital stock and AVR...................      1,434        (818)        333
Adjustments:
 Future policy benefits and policyholders' account balances..............     (1,128)       (607)       (508)
 DAC.....................................................................        413          75         142
 Deferred income taxes...................................................       (904)      2,038         798
 Valuation of investments................................................       (139)          7        (377)
 Valuation of investment subsidiary......................................       (289)       (109)       (306)
 Increase (decrease) in the fair value of the reinsurance contract asset.      3,964      (4,297)        497
 Pension adjustment......................................................        (13)       (478)        (41)
 Amortization of deferred cost of insurance ceded to AXA Arizona.........       (280)       (280)       (126)
 Shareholder dividends paid..............................................        382         468         362
 Changes in non-admitted assets..........................................       (227)          2        (489)
 Repayment of surplus Note...............................................        825         500           -
 Other, net..............................................................         (5)        (74)       (190)
                                                                          ----------  ----------  ----------
U.S. GAAP Net Earnings (Loss) Attributable to AXA Equitable.............. $    4,033  $   (3,573) $       95
                                                                          ==========  ==========  ==========

                                                                                     DECEMBER 31,
                                                                          ----------------------------------
                                                                             2014        2013        2012
                                                                          ----------  ----------  ----------
                                                                                     (IN MILLIONS)
Statutory surplus and capital stock...................................... $    5,170  $    3,825  $    4,689
AVR......................................................................        623         535         489
                                                                          ----------  ----------  ----------
Statutory surplus, capital stock and AVR.................................      5,793       4,360       5,178
Adjustments:
 Future policy benefits and policyholders' account balances..............     (5,195)     (3,884)     (3,642)
 DAC.....................................................................      4,271       3,874       3,728
 Deferred income taxes...................................................     (4,259)     (2,672)     (5,330)
 Valuation of investments................................................      2,208         703       3,271
 Valuation of investment subsidiary......................................       (898)       (515)       (137)
 Fair value of reinsurance contracts.....................................     10,711       6,747      11,044
 Deferred cost of insurance ceded to AXA Arizona.........................      2,086       2,366       2,646
 Non-admitted assets.....................................................        242         469         467
 Issuance of surplus notes...............................................        200      (1,025)     (1,525)
 Other, net..............................................................        (40)        115        (264)
                                                                          ----------  ----------  ----------
U.S. GAAP Total Equity Attributable to AXA Equitable..................... $   15,119  $   10,538  $   15,436
                                                                          ==========  ==========  ==========

19)BUSINESS SEGMENT INFORMATION

   The following tables reconcile segment revenues and earnings (loss) from operations before income taxes to total revenues and earnings (loss) as reported on the consolidated statements of earnings (loss) and segment assets to total assets on the consolidated balance sheets, respectively.

                                                           2014      2013      2012
                                                        ---------  --------  --------
                                                                (IN MILLIONS)
SEGMENT REVENUES:
Insurance/(1)/......................................... $  12,656  $    (54) $  6,443
Investment Management/(2)/.............................     3,011     2,915     2,738
Consolidation/elimination..............................       (27)      (21)      (21)
                                                        ---------  --------  --------
Total Revenues......................................... $  15,640  $  2,840  $  9,160
                                                        =========  ========  ========

  /1)/ Includes investment expenses charged by AllianceBernstein of approximately $40 million, $37 million and $31 million for 2014, 2013 and 2012, respectively, for services provided to the Company.
  /2)/ Intersegment investment advisory and other fees of approximately $67 million, $58 million and $52 million for 2014, 2013 and 2012, respectively, are included in total revenues of the Investment Management segment.

                                                          2014      2013      2012
                                                        -------- ---------  -------
                                                               (IN MILLIONS)
SEGMENT EARNINGS (LOSS) FROM OPERATIONS, BEFORE
INCOME TAXES:
Insurance.............................................. $  5,512 $  (5,872) $  (132)
Investment Management/(1)/.............................      603       564      190
Consolidation/elimination..............................       --        (1)      --
                                                        -------- ---------  -------
Total Earnings (Loss) from Operations, before Income
  Taxes................................................ $  6,115 $  (5,309) $    58
                                                        ======== =========  =======

  /(1)/Net of interest expenses incurred on securities borrowed.

                                                              DECEMBER 31,
                                                        ------------------------
                                                            2014         2013
                                                        -----------  -----------
                                                              (IN MILLIONS)
SEGMENT ASSETS:
Insurance.............................................. $   184,018  $   171,532
Investment Management..................................      11,990       11,873
Consolidation/elimination..............................          (3)          (4)
                                                        -----------  -----------
Total Assets........................................... $   196,005  $   183,401
                                                        ===========  ===========

   In accordance with SEC regulations, securities with a fair value of $415 million and $925 million have been segregated in a special reserve bank custody account at December 31, 2014 and 2013, respectively, for the exclusive benefit of securities broker-dealer or brokerage customers under the Exchange Act.

20)QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The quarterly results of operations for 2014 and 2013 are summarized below:

                                                                         THREE MONTHS ENDED
                                                        ---------------------------------------------------
                                                          MARCH 31     JUNE 30    SEPTEMBER 30  DECEMBER 31
                                                        -----------  ----------  -------------  -----------
                                                                           (IN MILLIONS)
2014
----
Total Revenues......................................... $     3,706  $    3,524  $       3,754  $     4,656
                                                        ===========  ==========  =============  ===========
Net Earnings (Loss), Attributable to AXA Equitable..... $       977  $      945  $         987  $     1,124
                                                        ===========  ==========  =============  ===========

2013
----
Total Revenues......................................... $       392  $      537  $         834  $     1,077
                                                        ===========  ==========  =============  ===========
Net Earnings (Loss), Attributable to AXA Equitable..... $    (1,004) $   (1,051) $        (878) $      (640)
                                                        ===========  ==========  =============  ===========

                                    PART C

Item 26. Exhibits.

(a)   Board of Directors Resolutions.

      (i) Certified resolution re Authority to Market Variable Life Insurance and Establish Separate Accounts, incorporated herein by reference to Exhibit No. 1-A(1)(a)(i) to Registration Statement on Form S-6, (File No. 333-17663),filed on December 11, 1996.

(b)   Custodial Agreements. Not Applicable.

(c)   Underwriting Contracts.

      (c)(i) Broker-Dealer and General Agent Sales Agreement, incorporated herein by reference to Exhibit 1-A(3)(b) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

      (c)(ii) Distribution and Servicing Agreement dated as of May 1, 1994 among EQ Financial Consultants, Inc. (now AXA Advisors, LLC), Equitable and Equitable Variable incorporated herein by reference to Exhibit 1-A(8) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

      (c)(iii) Distribution Agreement dated January 1, 2000 for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit No. 1-A(10)(c) to Registration Statement on Form S-6, (File No. 333-17663), filed on April 19, 2001.

      (c)(iv) Transition Agreement dated January 1, 2000 for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States incorporated herein by reference to Exhibit No. 1-A(10)(d) to Registration Statement on Form S-6, (File No. 333-17663), filed on April 19, 2001.

      (c)(v) Distribution Agreement, dated as of January 1, 1998 by and between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-64749) filed on August 5, 2011.

      (c)(v)(i) First Amendment dated as of January 1, 2001 to the Distribution Agreement dated as of January 1, 1998 between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-127445) filed on August 11, 2005.

      (c)(v)(ii) Second Amendment dated as of January 1, 2012 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors LLC incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

      (c)(vi) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, (File No. 2-30070), filed April 19, 2004.

      (c)(vi)(i) First Amendment dated as of January 1, 2003 to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4, (File No. 333-05593), filed April 24,2012.

      (c)(vi)(ii) Second Amendment dated as of January 1, 2004 to General Agent
                  Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4, (File No. 333-05593), filed April 24,2012.

      (c)(vi)(iii)Third Amendment dated as of July 19, 2004 to General Agent
                  Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement on Form N-4 (File
                  No. 333-127445), filed on August 11, 2005.

      (c)(vi)(iv) Fourth Amendment dated as of November 1, 2004 to General
                  Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(l) to the Registration Statement on Form N-4 (File No. 333- 127445), filed on
                  August 11, 2005.

      (c)(vi)(v) Fifth Amendment dated as of November 1, 2006 to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

      (c)(vi)(vi) Sixth Amendment dated as of February 15, 2008 to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

      (c)(vi)(vii) Seventh Amendment dated as of February 15, 2008 to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(r), filed on April 20, 2009.

      (c)(vi)(viii)Eighth Amendment dated as of November 1, 2008 to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(s), filed on April 20, 2009.

      (c)(vi)(ix) Ninth Amendment dated as of November 1, 2011 to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

      (c)(vi)(x) Tenth Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750), filed on October 10, 2014.

      (c)(vi)(xi) Eleventh Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750), filed on October 10, 2014.

      (c)(vi)(xii) Twelfth Amendment dated as of November 1, 2013 to General
                   Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750), filed on October 10, 2014.

      (c)(vi)(xiii)Thirteenth Amendment dated as of October 1, 2014 to General
                   Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-202147), filed on September 9, 2015.

      (c)(vii) Form of BGA Sales Agreement for Fixed and Variable Life Insurance and Annuity Products incorporated herein by reference to Exhibit (c)(iv)(e) to Registration Statement (File No. 333-103202) filed on April 27, 2004.

      (c)(viii) The information concerning commissions included in the SAI forming part of this registration statement (File
                   No. 333-103199)under "How we market the policies" is incorporated herein by reference.

(d)   Contracts. (Including Riders and Endorsements)

      (d)(i) Form of Flexible Premium Variable Life Insurance Policy for IncentiveLife Optimizer III (ICC15-100), filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (d)(ii) Option to Purchase Additional Insurance Rider (R94-204) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(d) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

      (d)(iii) Substitution of Insured Rider (R94-212) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(f) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

      (d)(iv) Disability Rider--Waiver of Monthly Deductions (R94-216) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(j) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

      (d)(v) Form of Waiver of Premium or Monthly Deductions Rider (ICC15-R15-210) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (d)(vi) Accelerated Death Benefit Rider (R94-102) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(p) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

      (d)(vii) Form of Unisex Endorsement (S.07-20) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (d)(viii) Children's Term Insurance Rider (R94-218) incorporated herein by reference to Exhibit 26(d)(xvi) to Registration Statement on Form N-6 (File No. 333-103199) filed on February 13, 2003.

      (d)(ix) Form of Loan Extension Endorsement for Incentive Life '06 (S.05-20) incorporated herein by reference to Exhibit 26(d)(xxiv) to Registration Statement on Form N-6 (File No. 333-103199) filed on July 11, 2005.

      (d)(x) Form of Variable Index Option Rider (ICC15-R15-200) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (d)(xi) Form of Accelerated Death Benefit Rider (R06-70) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (d)(xii) Form of Accelerated Death Benefit Rider (ICC11-R11-90) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (d)(xiii) Aviation Exclusion Rider (ICC14-R-80) incorporated herein by reference to Exhibit 26(d)(xxxiii) to Registration Statement on Form N-6 (File No. 333-103199) filed on April 25, 2015.

      (d)(xiv) Military Aviation Exclusion Rider (ICC14-R14-100) incorporated herein by reference to Exhibit 26(d)(xxxiv) to Registration Statement on Form N-6 (File No. 333-103199) filed on April 25, 2015.

      (d)(xv) Aerial Activities Exclusion Rider (ICC1-R14-110) incorporated herein by reference to Exhibit 26(d)(xxxv) to Registration Statement on Form N-6 (File No. 333-103199) filed on
                  April 25, 2015.

      (d)(xvi) Racing Activities Exclusion Rider (ICC14-R14-120) incorporated herein by reference to Exhibit 26(d)(xxxvi) to Registration Statement on Form N-6 (File No. 333-103199) filed on April 25, 2015.

      (d)(xvii) Form of Liquidity Rider (ICC15-R15-230) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (d)(xviii) Form of No Lapse Guarantee Rider (ICC15-R15-220) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (d)(xix) Form of Charitable Legacy Rider (ICC09-R09-90) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (d)(xx) Accelerated Death Benefit Rider for Long-Term Care Services Rider (ICC12-R12-10) incorporated herein by reference to exhibit 26(d)(xxx) to Registration Statement on Form N-6 (File No. 333-103199), filed on April 26, 2012.

(e)   Applications.

      (e)(i) Form of Application (AXA-Life-2011 (rev.11-11-)) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (e)(ii) Form of Application (ICC15-AXA-ILOpt) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (e)(iii) Form of Application (ICC15-AXA-Life) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (e)(iv) Form of Application (ICC12-AXA-GI) filed herewith on this Registration Statement, File No. 333-207015 on December 23, 2015.

      (e)(v) Form of Application (AXA-ILOpt-2015 (PAV)) filed herewith on this Registration Statement, File No. 333-207015 on
                  December 23, 2015.

      (e)(vi) Form of Application (AXA-ILOpt-2015 (PRF)) filed herewith on this Registration Statement, File No. 333-207015 on
                  December 23, 2015.

      (e)(vii) Form of Application (ICC11-AXA-CTR) filed herewith on this Registration Statement on Form N-6, (File No. 333-207015) on December 23, 2015.

      (e)(viii) Form of Application (ICC11-AXA-FIN (rev. 11/11)) filed herewith on this Registration Statement on Form N-6, (File No. 333-207015) on December 23, 2015.

      (e)(ix) Form of Application (ICC11-AXA-TCPO) filed herewith on this Registration Statement on Form N-6, (File No. 333-207015) on December 23, 2015.

      (e)(x) Form of Application (ICC12-AXA-CI) filed herewith on this Registration Statement on Form N-6, (File No. 333-207015) on December 23, 2015.

      (e)(xi) Form of Application (ICC12-AXA-LTC) filed herewith on this Registration Statement on Form N-6, (File No. 333-207015) on December 23, 2015.

      (e)(xii) Form of Application (ICC15-AXA-OWNR) filed herewith on this Registration Statement on Form N-6, (File No. 333-207015) on December 23, 2015.

(f)   Depositor's Certificate of Incorporation and By-Laws.

      (f)(i)(a) Restated Charter of AXA Equitable, as amended August 31, 2010, incorporated herein by reference to Registration Statement to Form N-4, (File No. 333-05593), filed on April 24, 2012.

      (f)(ii)(a) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File No. 333-05593), filed on April 20, 2006.

(g)   Reinsurance Contracts.

      (g)(i) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company and Transamerica Financial Life Insurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on
                  April 26, 2012.

      (g)(i)(a) Amendment No. 1 effective April 1, 2010 to the Automatic Reinsurance Agreement between AXA Equitable Life Insurance Company, MONY Life Insurance Company and Transamerica Financial Life Insurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(ii) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Hannover Life Reassurance Company of America, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(iii) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc., incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(iii)(a) Amendment No. 1 effective July 15, 2011 between AXA Equitable
                  Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc. , incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(iv) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and General Re Life Corporation, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(v) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and RGS Reinsurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(h)   Participation Agreements.

      (1)(a) Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable Life Insurance Company ("AXA Equitable"), AXA Distributors and AXA Advisors dated
                  July 15, 2002 is incorporated herein by reference to Post-Effective Amendment No. 25 to the EQ Advisor's Trust Registration Statement on Form N-1A (File No. 333-17217 and 811-07953), filed on February 7, 2003.

      (a)(i) Amendment No. 1, dated May 2, 2003, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 28 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

      (a)(ii) Amendment No. 2, dated July 9, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

      (a)(iii) Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

      (a)(iv) Amendment No. 4, dated May 1, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 37 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

      (a)(v) Amendment No. 5, dated September 30, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 44 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

      (a)(vi) Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 51 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

      (a)(vii) Amendment No. 7, dated May 1, 2007, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 53 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

      (a)(viii) Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 56 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

      (a)(ix) Amendment No. 9, dated May 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 61 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

      (a)(x) Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 64 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

      (a)(xi) Amendment No. 11, dated May 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 67 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

      (a)(xii) Amendment No. 12, dated September 29, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 70 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

      (a)(xiii) Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

      (a)(xiv) Amendment No. 14, dated December 15, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

      (a)(xv) Amendment No. 15, dated June 7, 2011 , to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference and/or previously filed with Post-Effective Amendment No. 84 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on August 17, 2011.

      (a)(xvi) Amendment No. 16, dated April 30, 2012, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable and AXA Distributors dated July 15,2002 incorporated herein by reference to Post-Effective Amendment No. 96 to the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 7, 2012.

      (2)(a) Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors dated
                  May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

      (a)(i) Amendment No. 1 dated as of June 4, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors dated
                  May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

      (a)(ii) Amendment No. 2 dated as of October 21, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors dated
                  May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

      (a)(iii)    Amendment No. 3, dated as of April 4, 2014 ("Amendment
                  No. 3"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended
                  ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC
                  (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

      (a)(iv)     Amendment No. 4, dated as of June 1, 2014 ("Amendment
                  No. 4"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended
                  ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC
                  (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

      (a)(v)      Amendment No. 5, dated as of July 16, 2014 ("Amendment
                  No. 5"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties") "), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on February 5, 2015.

      (1)(b) Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to and/or previously filed with Pre-Effective Amendment No. 1 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on December 10, 2001.

      (b)(i) Amendment No. 1, dated as of August 1, 2003 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 6 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 25, 2004.

      (b)(ii) Amendment No. 2, dated as of May 1, 2006 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 16 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on June 1, 2006.

      (b)(iii) Amendment No. 3, dated as of May 25, 2007 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 20 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 5, 2008.

      (2)(b) Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors dated as of May 23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on July 22, 2013.

      (b)(i) Amendment No. 1 dated as of October 21, 2013, to the Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors dated as of
                  May 23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

      (b)(ii) Amendment No. 2, dated as of April 18, 2014 ("Amendment No. 2") to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement") by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

      (b)(iii) Amendment No. 3, dated as of July 8, 2014 ("Amendment No. 3") to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement") by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on
                  January 12, 2015.

      (b)(iv) Amendment No. 4, dated as of December 10, 2014 ("Amendment No. 4"), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

      (3)(a) Participation Agreement by and Among AIM Variable Insurance Funds, A I M Distributors, Inc., AXA Equitable Life Insurance Company, on Behalf of itself and its Separate Accounts, AXA Advisors, LLC, and AXA Distributors, LLC, dated July 1, 2005, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (a)(i) Amendment No. 1 effective October 15, 2009 among AIM Variable Insurance Funds, AIM Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of its Separate Accounts, AXA Advisors, LLC and AXA Distributors, LLC incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

      (a)(ii) Amendment No. 2, dated as of April 19, 2010, to the Participation Agreement dated as of July 1, 2005, by and among AIM Variable Insurance Funds, Invesco Aim Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts, and AXA Advisors, LLC and AXA Distributors LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 21, 2015.

      (a)(iii) Amendment No. 3, dated as of April 19, 2010, to the Participation Agreement dated as of July 1, 2005, by and among AIM Variable Insurance Funds, Invesco Aim Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts; and AXA Advisors, LLC and AXA Distributors LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 21, 2015.

      (a)(iv) Amendment No. 4, effective May 1, 2012, to the Participation Agreement dated July 1, 2005, among AIM Variable Insurance Funds, Invesco Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts; AXA Advisors LLC and AXA Distributors LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

      (a)(v) Amendment No. 5, dated as of October 1, 2014, to the Participation Agreement dated July 1, 2005, by and among AIM Variable Insurance Funds Invesco Distributors, Inc., AXA Equitable Life Insurance Company, a New York life insurance company, on behalf of itself and each of its segregated asset accounts; and AXA Advisors, LLC and AXA Distributors LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-202149) filed on February 18, 2015.

      (4)(a) Fund Participation Agreement among AXA Equitable Life Insurance Company, American Century Investment Management, Inc., and American Century Investment Services, Inc., incorporated by reference to the Registration Statement on Form N-4 (File No. 333-153809) filed on July 8, 2011.

      (5)(a) Amended and Restated Participation Agreement dated April 16, 2010 among Variable Insurance Products Funds, Fidelity Distributors Corporation, and AXA Equitable Life Insurance Company, incorporated by reference to the Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

      (6)(a) Participation Agreement as of July 1, 2005 Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (a)(i) Amendment No. 3 effective as of May 1, 2010 to Participation Agreement as of July 1, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors LLC incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-130988) filed on April 24, 2012.

      (7)(a) Fund Participation Agreement among AXA Equitable Life Insurance Company, Goldman Sachs Variable Insurance Trust, Goldman Sachs Asset Management, L.P., and Goldman, Sachs & Co., dated October 20, 2009, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

      (8)(a) Fund Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

      (9)(a) Fund Participation Agreement among AXA Equitable Life Insurance Company, Lazard Retirement Series, Inc., and Lazard

                  Asset Management Securities LLC, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

      (10)(a) Participation Agreement among MFS Variable Insurance Trust, Equitable Life Assurance Society of the United States, and Massachusetts Financial Service Company, dated July 18, 2002, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (11)(a) Participation Agreement among T.Rowe Price Equity Series, Inc., T.Rowe Price Investment Services, Inc. and AXA Equitable Life Insurance Company, dated July 20, 2005, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (12)(a) Participation Agreement among MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, dated December 1, 2001, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (a)(i) Third Amendment dated October 20, 2009 to the Participation Agreement, (the "Agreement") dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

      (13)(a) Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation and MONY Life Insurance Company, dated August 7, 2000, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (a)(i) Amendment No. 1 dated October 13, 2009 to the Participation Agreement, (the "Agreement") dated August 7, 2000 by and among MONY Life Insurance Company, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation and Van Eck Associates Corporation (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

      (14)(a) Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the "Funds"), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

(i)   Administration Contracts. See (c)(ii),(iii) & (iv).

(j)   Other Material Contracts. Inapplicable.

(k)   Legal Opinion.

      (i) Opinion and Consent of Shane Daly, Vice President and Associate General Counsel of AXA Equitable, filed herewith.

(l)   Actuarial Opinion.

      (i) Opinion and Consent of Brian Lessing, FSA, MAAA, Senior Director and Actuary of AXA Equitable, filed herewith.

(m)   Calculation.

      (i)    Sample Calculation for Illustrations, filed herewith.

(n)   Other Opinions.

      (i)    Consent of PricewaterhouseCoopers LLP filed herewith.

      (ii)   Powers of Attorney, filed herewith.

(o)   Omitted Financial Statements. Not applicable.

(p)   Initial Capital Agreements. Not applicable.

(q)   Redeemability Exemption.

      (i) Description of Equitable's Issuance, Transfer and Redemption Procedures for Flexible Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, filed herewith on this Registration Statement, File No 333-207015 on Form N-6 on December 23, 2015.

  +  State variations not included

 Item 27.  Directors and Officers of AXA Equitable.

       Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

 NAME AND PRINCIPAL                     POSITIONS AND OFFICES WITH
 BUSINESS ADDRESS                       AXA EQUITABLE
 ----------------                       -------------
 DIRECTORS

 Henri de Castries                      Director
 AXA
 25, Avenue Matignon
 75008 Paris, France

 Denis Duverne                          Director
 AXA
 25, Avenue Matignon
 75008 Paris, France

 Barbara Fallon-Walsh                   Director
 1670 Stephens Drive
 Wayne, PA 19087

 Daniel G. Kaye                         Director
 767 Quail Run
 Inverness, IL 60067

 Peter S. Kraus                         Director
 AllianceBernstein Corporation
 1345 Avenue of the Americas
 New York, NY 10105

 Kristi A. Matus                        Director
 Athenahealth, Inc.
 400 North Beacon Street
 Watertown, MA 02472

 Ramon de Oliveira                      Director
 Investment Audit Practice, LLC
 70 South Fifth Street
 Park Ridge, NJ 07656

 Bertram Scott                          Director
 Novant Health, Inc.
 108 Providence Road
 Charlotte, NC 28207

 Lorie A. Slutsky                       Director
 The New York Community Trust
 909 Third Avenue
 New York, NY 10022

 Richard C. Vaughan                     Director
 764 Lynnmore Lane
 Naples, FL 34108-7522

 OFFICER-DIRECTOR

 *Mark Pearson                          Chairman of the Board,
                                        Chief Executive Officer, Director and
                                        President

 OTHER OFFICERS

 *Dave S. Hattem                        Senior Executive Director and General
                                        Counsel

 *Heinz-Juergen Schwering               Senior Executive Director and Chief
                                        Risk Officer

 *Anders B. Malmstrom                   Senior Executive Director and Chief
                                        Financial Officer

 *Salvatore Piazzolla                   Senior Executive Director and Chief
                                        Human Resources Officer

 *Priscilla Sims Brown                  Senior Executive Director and Chief
                                        Marketing Officer

 *Joshua E. Braverman                   Senior Executive Director, Chief
                                        Investment Officer and Treasurer

 *Anthony F. Recine                     Managing Director, Chief Compliance
                                        Officer and Deputy General Counsel

 *Sharon A. Ritchey                     Senior Executive Director and Chief
                                        Operating Officer

 *Michael B. Healy                      Executive Director and Chief
                                        Information Officer

 *Andrea M. Nitzan                      Executive Director, Chief Accounting
                                        Officer and Controller

 *Nicholas B. Lane                      Senior Executive Director and Head of
                                        U.S. Life and Retirement

 *Kevin Molloy                          Senior Executive Director

 *Keith Floman                          Managing Director and Chief Actuary

 *David Kam                             Managing Director and Actuary

 *Michel Perrin                         Managing Director and Actuary

 *Karen Field Hazin                     Lead Director, Secretary and
                                        Associate General Counsel

 *Naomi J. Weinstein                    Lead Director

Item 28.Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

        Separate Account FP of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable. AXA Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company"), a publicly traded company.

        AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

        (a) The 2015 AXA Group Organizational Charts are filed herewith on this Registration Statement (File No. 333-207015) on Form N-6 on December 23, 2015.

        (b) The AXA Financial, Inc.--Subsidiary Organization Chart: Q4-2014 is incorporated herein by reference to Exhibit 26(b) to Registration Statement (File No. 333-202147) on Form N-4 filed February 18, 2015.

Item 29. Indemnification

     (a) Indemnification of Directors and Officers

         The by-laws of the AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

         7.4  Indemnification of Directors, Officers and Employees.

         (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

              (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

              (ii) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

              (iii)the related expenses of any such person in any of said categories may be advanced by the Company.

     (b) To the extent permitted by the law of the State of New York, the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726: Insurance Law ss.1216).

     The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U.S. Specialty Insurance, ACE, Chubb Insurance Company, AXIS Insurance Company and Zurich Insurance Company. The annual limit on such policies is $105 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

     (b) Indemnification of Principal Underwriters

     To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC. and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC. and AXA Advisors, LLC.

(c)  Undertaking

     Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.Principal Underwriters

     (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable and MONY Life Insurance Company of America are the principal underwriters for Separate Accounts 49, 70 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY America Variable Account A, MONY America Variable Account K and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for Separate Accounts 45, A and I. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC, is 1290 Avenue of the Americas, NY, NY 10104.

     (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA ADVISORS LLC)
----------------                   ------------------

*David Karr                        Director, Chairman of the Board and Chief
                                   Executive Officer

*Christine Nigro                   Director and Vice Chairman of the Board

*Frank Massa                       Director, President and Chief Operating
                                   Officer

*Nicholas B. Lane                  Director and Chief Retirement Savings
                                   Officer

*Lawrence Adkins, Jr.              Senior Vice President and Divisional
                                   President

*Susan LaVallee                    Senior Vice President

*George Papazicos                  Senior Vice President

*Maurya Keating                    Vice President, Chief Broker Dealer Counsel
                                   and Investment Advisor Chief Compliance
                                   Officer

*Mary Jean Bonadonna               Vice President and Broker-Dealer Compliance
                                   Officer

*Yun Zhang                         Vice President and Treasurer

*Gina Jones                        Vice President and Financial Crime Officer

*Kenneth Webb                      Vice President and Chief Financial Planning
                                   Officer

*Page Pennell                      Vice President

*Philip Pescatore                  Chief Risk Officer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*Manish Agarwal                    Director

*Anders B. Malmstrom               Director

*James Mellin                      Chief Sales Officer

*Kevin Molloy                      Senior Vice President

*Sharon A. Ritchey                 Director

*Francesca Divone                  Secretary

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA DISTRIBUTORS, LLC)
----------------                   -----------------------

*Nicholas B. Lane                  Director, Chairman of the Board, President,
                                   Chief Executive Officer and Chief
                                   Retirement Savings Officer

*Michael P. McCarthy               Director, Senior Vice President, National
                                   Sales Manager

*Todd Solash                       Director and Senior Vice President

*Kevin Molloy                      Senior Vice President and Director

*Manish Agarwal                    Senior Vice President and Director

*Ori Ben-Yishai                    Senior Vice President

*Harvey T. Fladeland               Senior Vice President

*Nelida Garcia                     Senior Vice President

*Peter D. Golden                   Senior Vice President

*David Kahal                       Senior Vice President

*Kevin M. Kennedy                  Senior Vice President

*Windy Lawrence                    Senior Vice President

*Timothy P. O'Hara                 Senior Vice President

*Michael Schumacher                Senior Vice President

*Mark Teitelbaum                   Senior Vice President

*Nicholas Gismondi                 Vice President and Chief Financial Officer

*Nicholas D. Huth                  Vice President and General Counsel

*Gina Jones                        Vice President and Financial Crime Officer

*Yun Zhang                         Vice President and Treasurer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*Gregory Lashinsky                 Assistant Vice President - Financial
                                   Operations Principal

*Francesca Divone                  Secretary

     (c) The information under "Distribution of the Policies" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 31.Location of Accounts and Records

        The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301
W. 11th Street, Kansas City, Mo. 64105.

Item 32.Management Services

        Not applicable.

Item 33.Representation Regarding Reasonableness of Aggregate Policy Fees and Charges

        AXA Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the Policies.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 23rd day of December, 2015.

                                  SEPARATE ACCOUNT FP OF AXA EQUITABLE LIFE
                                  INSURANCE COMPANY (REGISTRANT)

                                  By: AXA EQUITABLE LIFE INSURANCE COMPANY
                                                    (DEPOSITOR)

                                  By: /s/ Shane Daly
                                      -----------------------------------------
                                      Shane Daly
                                      Vice President and Associate General
                                      Counsel

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on this 23rd day of December, 2015.

                                            AXA EQUITABLE LIFE INSURANCE COMPANY
                                                        (Depositor)

                                            By:  /s/ Shane Daly
                                                 -------------------------------
                                                 Shane Daly
                                                 Vice President and Associate
                                                 General Counsel

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson                  Chairman of the Board, Chief Executive Officer,
                               Director and President

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom           Senior Executive Director
                               and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Andrea M. Nitzan              Executive Director, Chief Accounting Officer
                               and Controller

*DIRECTORS:

Henri de Castries            Daniel G. Kaye   Lorie A. Slutsky
Ramon de Oliveira            Kristi A. Matus  Richard C. Vaughan
Denis Duverne                Mark Pearson     Peter S. Kraus
Barbara Fallon-Walsh         Bertram Scott

*By:  /s/ Shane Daly
      --------------------------
      Shane Daly
      Attorney-in-Fact
      December 23, 2015

                                 EXHIBIT INDEX

 EXHIBIT NO.                                            DESCRIPTION                                          TAG VALUES
-----------                                             -----------                                          ----------

     26(d)(i)     Form of Flexible Premium Variable Life Insurance Policy for IncentiveLife Optimizer III
                  (ICC15-100).                                                                             EX-99.26di

     26(d)(v)     Form of Waiver of Premium or Monthly Deductions Rider (ICC15-R15-210).                   EX-99.26dv

     26(d)(vii)   Form of Unisex Endorsement (S.07-20).                                                    EX-99.26dvii

     26(d)(x)     Form of Variable Index Option Rider (ICC15-R15-200).                                     EX-99.26dx

     26(d)(xi)    Form of Accelerated Death Benefit Rider (R06-70).                                        EX-99.26dxi

     26(d)(xii)   Form of Accelerated Death Benefit Rider (ICC11-R11-90).                                  EX-99.26dxii

     26(d)(xvii)  Form of Liquidity Rider (ICC15-R15-230).                                                 EX-99.26dxvii

     26(d)(xviii) Form of No Lapse Guarantee Rider (ICC15-R15-220).                                        EX-99.26dxviii

     26(d)(xix)   Form of Charitable Legacy Rider (ICC09-R09-90).                                          EX-99.26dxix

     26(e)(i)     Form of Application (AXA-Life-2011 (rev.11/11).                                          EX-99.26ei

     26(e)(ii)    Form of Application (ICC15-AXA-ILOpt).                                                   EX-99.26eii

     26(e)(iii)   Form of Application (ICC15-AXA-Life).                                                    EX-99.26eiii

     26(e)(iv)    Form of Application (ICC12-AXA-GI).                                                      EX-99.26eiv

     26(e)(v)     Form of Application (AXA-ILOpt-2015 (PAV)).                                              EX-99.26ev

     26(e)(vi)    Form of Application (AXA-ILOpt-2015 (PRF)).                                              EX-99.26evi

     26(e)(vii)   Form of Application (ICC11-AXA-CTR).                                                     EX-99.26evii

     26(e)(viii)  Form of Application (ICC11-AXA-FIN (rev. 11/11))                                         EX-99.26eviii

     26(e)(ix)    Form of Application (ICC11-AXA-TCPO).                                                    EX-99.26eix

     26(e)(x)     Form of Application (ICC12-AXA-CI).                                                      EX-99.26ex

     26(e)(xi)    Form of Application (ICC12-AXA-LTC).                                                     EX-99.26exi

     26(e)(xii)   Form of Application (ICC15-AXA-OWNR).                                                    EX-99.26exii


           26(k)(i). Opinion and Consent of Shane Daly      EX-99.26ki

           26(l)(ii) Opinion and Consent of Brian Lessing   EX-99.26lii

           26(m)(ii) Sample Calculation for Illustrations   EX-99.26mii

           26(n)(i)  Consent of PricewaterhouseCoopers LLP  EX-99.26ni

           26(n)(ii) Powers of Attorney                     EX-99.26nii

           26(q)(i)  Redeemability Exemption                EX-99.26qi

           28(a)     2015 AXA Group Organization Charts     EX-99.28a